

# Annual Report

## SEPTEMBER 30, 2018

|  | Ticker | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **IVY FUNDS** | **Class A** | **Class B** | **Class C** | **Class E** | **Class I** | **Class N** | **Class R** | **Class Y** |
| Ivy Apollo Multi-Asset Income Fund | IMAAX | | IMACX | | IMAIX | IMURX | | IMAYX |
| Ivy Apollo Strategic Income Fund | IAPOX | | ICPOX | | IIPOX | IRPOX | | IYPOX |
| Ivy California Municipal High Income Fund | IMHAX | | IMHCX | | IMHIX | | | IMHYX |
| Ivy Cash Management Fund | IAAXX | IABXX | IACXX | | | | | |
| Ivy Corporate Bond Fund | IBJAX | IBJBX | IBJCX | IBJEX | IBJIX | IBJNX | IBJRX | IBJYX |
| Ivy Crossover Credit Fund | ICKAX | | | ICKEX | ICKIX | ICKNX | ICKRX | ICKYX |
| Ivy Government Securities Fund | IGJAX | IGJBX | IGJCX | IGJEX | IGJIX | IGJNX | IGJRX | IGJYX |
| Ivy IG International Small Cap Fund | IVJAX | | IVJCX | | IVJIX | IVJRX | | IVJYX |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | IECAX | | IECCX | IECEX | IECIX | IMMCX | IECRX | IECYX |
| Ivy Pictet Targeted Return Bond Fund | IRBAX | | IRBCX | | IRBIX | IRBRX | | IRBYX |
| Ivy PineBridge High Yield Fund | IPNAX | | | | IPNIX | IPNNX | IPNRX | |

# CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Philip J. Sanders, CFA

SEPTEMBER 30, 2018 (UNAUDITED)

**Dear Shareholder,**

While most of the fiscal year remained relatively calm, market volatility returned toward the end of the period. As 2018 progressed, trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors.

Economic growth is poised to finish 2018 on solid footing, as global inflation remains somewhat tepid. We believe global gross domestic product (GDP) is on track for a 3.7% growth rate in 2018, taking into account some minor downward revisions to our forecast because of isolated emerging market weakness.

The U.S. continues to provide a strong foundation across the global economic stage. Domestic capital expenditures (capex) are solid and small business confidence is at an all-time high. In addition, consumer spending has held up well despite higher gasoline prices. We believe the U.S. growth rate will average around 3% annualized in 2018.

The deterioration in eurozone economic data seems to be waning following an agreement between the U.S. and European Union (EU) to discuss a reduction in tariffs on industrial goods. Brexit negotiations between the U.K. and EU continue to be choppy, which has caused some delays in anticipated capex spending for the eurozone. While we believe the two parties will come to a resolution for the U.K.'s exit from the EU prior to the March 2019 deadline, the ongoing negotiations may cause lingering economic tumult until a deal can be reached. We expect eurozone GDP growth at an average annual rate around 2% in 2018.

While the European Central Bank reduced the amount of its asset purchases during the third quarter, it has committed to keeping rates low for an extended period. We think that decision is likely to continue to support the EU economy. In addition, the Bank of England recently raised interest rates and we think it is set to continue increasing rates gradually, barring any unforeseen Brexit issues.

Much attention of late has been focused on emerging markets. China's economy has been weaker because of a combination of deleveraging and the institution of new pollution controls on select industries. These factors, coupled with concerns about an escalating trade war with the U.S., have pushed China's policymakers to begin to ease policy. We believe recent announcements of tax cuts and increased infrastructure spending in addition to lower interest rates will stabilize China's economy during the fourth quarter.

Currency crises plagued Turkey and Argentina throughout the third quarter, which sent tremors through other emerging market economies, including South Africa. Emerging markets continue to face headwinds from longer term fundamental outlook; the international trade uncertainty and a strong U.S. dollar. We believe emerging markets continue to offer a sound longer term fundamental outlook; however, market volatility is likely to persist until there is more clarity surrounding potential risks.

Overall, expanding valuations and corporate earnings growth have been key drivers in the equity markets. We believe continued earnings growth will need to carry more of the burden going forward. We see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

We remain attuned to a range of risks investors may face in the current environment, and believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

### Economic Snapshot

|  | 9/30/2018 | 9/30/2017 |
|---|---|---|
| S&P 500 Index | 2,913.98 | 2,519.36 |
| MSCI EAFE Index | 1,973.60 | 1,973.81 |
| 10-Year Treasury Yield | 3.05% | 2.33% |
| U.S. unemployment rate | 3.7% | 4.2% |
| 30-year fixed mortgage rate | 4.72% | 3.83% |
| Oil price per barrel | $ 73.25 | $ 51.67 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Philip J. Sanders*

Philip J. Sanders, CFA
President

**The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

## Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2018.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

|  | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| Fund | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| Ivy Apollo Multi-Asset Income Fund | | | | | | | |
| Class A | $1,000 | $1,026.70 | $ 6.18 | $1,000 | $1,018.99 | $ 6.16 | 1.21% |
| Class C | $1,000 | $ 1,023.10 | $ 9.81 | $1,000 | $1,015.35 | $9.77 | 1.94% |
| Class I | $1,000 | $1,028.30 | $4.46 | $1,000 | $1,020.64 | $4.45 | 0.88%[3] |
| Class N | $1,000 | $1,029.00 | $3.96 | $1,000 | $ 1,021.18 | $3.94 | 0.78%[3] |
| Class Y | $1,000 | $1,026.00 | $5.88 | $1,000 | $ 1,019.23 | $5.86 | 1.17% |

*See footnotes on page 6.*

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| **Ivy Apollo Strategic Income Fund** | | | | | | | |
| Class A | $1,000 | $1,014.30 | $5.84 | $1,000 | $1,019.30 | $5.86 | 1.15% |
| Class C | $1,000 | $1,011.90 | $9.36 | $1,000 | $1,015.79 | $9.37 | 1.85% |
| Class I | $1,000 | $1,017.00 | $4.03 | $1,000 | $1,021.11 | $4.04 | 0.79%[3] |
| Class N | $1,000 | $1,017.50 | $3.73 | $1,000 | $1,021.39 | $3.74 | 0.73%[3] |
| Class Y | $1,000 | $1,014.60 | $5.54 | $1,000 | $1,019.55 | $5.55 | 1.10% |
| **Ivy California Municipal High Income Fund** | | | | | | | |
| Class A | $1,000 | $1,006.50 | $4.01 | $1,000 | $1,021.05 | $4.04 | 0.80% |
| Class C | $1,000 | $1,001.00 | $8.60 | $1,000 | $1,016.43 | $8.67 | 1.72% |
| Class I | $1,000 | $1,007.50 | $3.01 | $1,000 | $1,022.06 | $3.03 | 0.60% |
| Class Y | $1,000 | $1,006.40 | $4.11 | $1,000 | $1,021.00 | $4.14 | 0.80% |
| **Ivy Cash Management Fund** | | | | | | | |
| Class A | $1,000 | $1,007.10 | $3.91 | $1,000 | $1,021.17 | $3.94 | 0.78% |
| Class B** | $1,000 | $1,002.50 | $8.41 | $1,000 | $1,016.67 | $8.47 | 1.68% |
| Class C | $1,000 | $1,002.20 | $8.61 | $1,000 | $1,016.43 | $8.67 | 1.72% |
| **Ivy Corporate Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,001.00 | $5.20 | $1,000 | $1,019.87 | $5.25 | 1.04% |
| Class B** | $1,000 | $993.90 | $12.16 | $1,000 | $1,012.86 | $12.28 | 2.44% |
| Class C | $1,000 | $997.40 | $9.29 | $1,000 | $1,015.81 | $9.37 | 1.85% |
| Class E | $1,000 | $1,000.70 | $4.00 | $1,000 | $1,021.06 | $4.04 | 0.80% |
| Class I | $1,000 | $1,002.70 | $3.50 | $1,000 | $1,021.55 | $3.54 | 0.70% |
| Class N | $1,000 | $1,002.00 | $2.70 | $1,000 | $1,022.34 | $2.73 | 0.54% |
| Class R | $1,000 | $999.90 | $6.40 | $1,000 | $1,018.62 | $6.46 | 1.29% |
| Class Y | $1,000 | $1,001.30 | $4.70 | $1,000 | $1,020.33 | $4.75 | 0.94% |
| **Ivy Crossover Credit Fund** | | | | | | | |
| Class A | $1,000 | $994.30 | $4.49 | $1,000 | $1,020.55 | $4.55 | 0.90% |
| Class E | $1,000 | $994.40 | $4.49 | $1,000 | $1,020.56 | $4.55 | 0.90% |
| Class I | $1,000 | $995.50 | $3.29 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class N | $1,000 | $995.50 | $3.29 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class R | $1,000 | $991.50 | $7.27 | $1,000 | $1,017.79 | $7.36 | 1.45% |
| Class Y | $1,000 | $994.30 | $4.49 | $1,000 | $1,020.55 | $4.55 | 0.90% |
| **Ivy Government Securities Fund** | | | | | | | |
| Class A | $1,000 | $994.40 | $4.99 | $1,000 | $1,020.05 | $5.05 | 1.00% |
| Class B** | $1,000 | $990.20 | $9.25 | $1,000 | $1,015.74 | $9.37 | 1.86% |
| Class C | $1,000 | $990.30 | $8.96 | $1,000 | $1,016.03 | $9.07 | 1.80% |
| Class E | $1,000 | $995.10 | $4.29 | $1,000 | $1,020.80 | $4.34 | 0.85% |
| Class I | $1,000 | $995.50 | $3.59 | $1,000 | $1,021.46 | $3.64 | 0.72% |
| Class N | $1,000 | $996.40 | $2.99 | $1,000 | $1,022.11 | $3.03 | 0.59% |
| Class R | $1,000 | $992.70 | $6.68 | $1,000 | $1,018.33 | $6.76 | 1.34% |
| Class Y | $1,000 | $994.20 | $4.99 | $1,000 | $1,020.05 | $5.05 | 1.00% |

*See footnotes on page 6.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| **Ivy IG International Small Cap Fund** | | | | | | | |
| Class A | $1,000 | $ 954.20 | $ 7.13 | $1,000 | $ 1,017.79 | $7.36 | 1.45% |
| Class C | $1,000 | $ 950.70 | $10.83 | $1,000 | $ 1,013.95 | $11.18 | 2.22% |
| Class I | $1,000 | $ 956.60 | $ 5.38 | $1,000 | $ 1,019.59 | $5.55 | 1.09%[3] |
| Class N | $1,000 | $ 955.80 | $ 5.38 | $1,000 | $ 1,019.53 | $5.55 | 1.11%[3] |
| Class Y | $1,000 | $ 954.20 | $ 7.13 | $1,000 | $ 1,017.79 | $7.36 | 1.45% |
| **Ivy Pictet Emerging Markets Local Currency Debt Fund** | | | | | | | |
| Class A | $1,000 | $ 863.30 | $ 5.50 | $1,000 | $ 1,019.12 | $5.96 | 1.19% |
| Class C | $1,000 | $ 861.10 | $ 8.56 | $1,000 | $ 1,015.87 | $9.27 | 1.84% |
| Class E | $1,000 | $ 865.40 | $ 4.94 | $1,000 | $ 1,019.78 | $5.35 | 1.05% |
| Class I | $1,000 | $ 866.10 | $ 3.73 | $1,000 | $ 1,021.05 | $4.04 | 0.80% |
| Class N | $1,000 | $ 866.10 | $ 3.73 | $1,000 | $ 1,021.05 | $4.04 | 0.80% |
| Class R | $1,000 | $ 862.60 | $ 6.98 | $1,000 | $ 1,017.54 | $7.57 | 1.50% |
| Class Y | $1,000 | $ 864.30 | $ 5.59 | $1,000 | $ 1,019.10 | $6.06 | 1.19% |
| **Ivy Pictet Targeted Return Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,003.00 | $ 6.21 | $1,000 | $ 1,018.87 | $6.26 | 1.24% |
| Class C | $1,000 | $1,000.00 | $ 9.60 | $1,000 | $ 1,015.46 | $9.67 | 1.92% |
| Class I | $1,000 | $1,005.00 | $ 5.01 | $1,000 | $1,020.05 | $5.05 | 1.00% |
| Class N | $1,000 | $1,006.00 | $ 4.41 | $1,000 | $1,020.70 | $4.45 | 0.87% |
| Class Y | $1,000 | $1,003.00 | $ 6.21 | $1,000 | $ 1,018.87 | $6.26 | 1.24% |
| **Ivy PineBridge High Yield Fund** | | | | | | | |
| Class A | $1,000 | $1,029.70 | $ 5.07 | $1,000 | $1,020.05 | $5.05 | 1.00% |
| Class I | $1,000 | $1,032.20 | $ 3.66 | $1,000 | $ 1,021.46 | $3.64 | 0.72% |
| Class N | $1,000 | $1,030.10 | $ 3.65 | $1,000 | $ 1,021.46 | $3.64 | 0.72% |
| Class R | $1,000 | $ 1,027.10 | $ 7.40 | $1,000 | $ 1,017.76 | $7.36 | 1.46% |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2018, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Reflects the lower expense limit which went into effect July 31, 2018.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

(UNAUDITED)

*The Ivy Apollo Multi-Asset Income Fund is managed overall by Ivy Investment Management Company, which has retained Apollo Credit Management, LLC, to sub-advise the total return strategy sleeve and LaSalle Investment Management Securities, LLC, to sub-advise the global real estate strategy sleeve. Below, two portfolio managers of the Fund, Philip J. Sanders, CFA, and Mark G. Beischel, CFA, discuss positioning, performance and results for the fiscal year ended September 30, 2018. Mr. Sanders and Mr. Beischel have managed the Fund since inception. Mr. Sanders has 30 years of industry experience and Mr. Beischel has 25 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2018

| | |
|---|---:|
| Ivy Apollo Multi-Asset Income Fund (Class A shares at net asset value) | 4.41% |
| Ivy Apollo Multi-Asset Income Fund (Class A shares including sales charges) | -1.58% |

Benchmark(s) and/or Lipper Category

| | |
|---|---:|
| 50% FTSE All-World High Dividend Yield Index/50% ICE BofAML U.S. High Yield Index (generally reflects the performance of equities, excluding REITs, with higher-than-average dividend yields; and the performance of securities representing the high-yield sector of the bond market) | 2.81% |
| 50% MSCI World High Dividend Yield Index/50% ICE BofAML U.S. High Yield Index (generally reflects the performance of equities, excluding REITs, with higher-than-average dividend yields that are both sustainable and persistent; and the performance of securities representing the high-yield sector of the bond market) | 3.92% |
| FTSE All-World High Dividend Yield Index (generally reflects the performance of equities, excluding REITs, with higher-than-average dividend yields) | 2.53% |
| MSCI World High Dividend Yield Index (generally reflects the performance of equities, excluding REITs, with higher-than-average dividend yields that are both sustainable and persistent) | 4.80% |
| ICE BofAML U.S. High Yield Index (generally reflects the performance of securities representing the high-yield sector of the bond market) | 2.94% |
| Lipper Mixed-Asset Target Allocation Moderate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | 5.13% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Effective August 2018, the Fund's blended benchmark index changed to 50% FTSE All-World High Dividend Yield Index + 50% ICE BofAML U.S. High Yield Index from the prior blended benchmark of 50% MSCI World High Dividend Yield Index + 50% ICE BofAML U.S. High Yield Index. Ivy Investment Management Company believes the new blended benchmark is more reflective of the types of securities in which the Fund invests than the prior blended benchmark. The prior blended benchmark is shown for comparison purposes. The performance discussion below is at net asset value (NAV).*

### Improving global climate

As a whole, global equities were higher for the fiscal year with the U.S. and Japan the standout performers as the fiscal year ended. Emerging market equities underperformed during calendar year 2018 after starting the fiscal year with strong performance. As global liquidity waned late in the fiscal year, weaker emerging market countries such as Turkey, Argentina, Brazil and Mexico faced wider credit spreads, weaker currencies and lower stock prices.

Volatility in the global fixed income markets also increased late in the fiscal year. Political concerns emerged from elections in Italy, where a new government brought the European Union's (EU) sustainability back into the spotlight. The new Italian government's targeted budget deficit was more aggressive than the market expected, resulting in euro weakening and Italian government rates increasing. Against this backdrop, the U.S. dollar showed ongoing strength during the fiscal year against other world currencies.

The Trump administration's policies regarding international trade and investment emerged as an important source of downside risk for the global economy during the fiscal year. As the year came to a close, the administration completed a revamp of the North American Free Trade Agreement (NAFTA) with Mexico and Canada — named the U.S.-Mexico-Canada Agreement (USMCA) — but trade talks with China did not make similar progress. Tariffs and the potential for an extended trade war between the U.S. and China emerged during the year and extended to other countries. Tariffs were in place on much of the world's steel and aluminum shipments to the U.S. along with a range of other consumer and industrial goods. Most of the affected nations have imposed their own tariffs on a broad range of U.S. goods. It is unclear what the end-game strategy is for the Trump administration related to trade, which added to market uncertainty.

## Portfolio strategy

The Fund finished the fiscal year with a positive return that was higher than its blended benchmark index, but was less than the positive return of its peer group average.

The Fund's performance relative to its benchmark was helped by its relatively shorter effective duration and large weighting in credit, as the Trump administration's pro-growth policies on fiscal stimulus, tax reforms and reduced regulations allowed improvement in U.S. economic conditions that led to tightening in credit spreads. The main contributor was the Fund's high-yield exposure in the CCC- rated bond market and to the leveraged loan market. The CCC sector within the high yield market continued to benefit from a lack of issuance as well as exposure to U.S. rather than international growth. The leveraged loan market continued to benefit from rising short-term interest rates, based on the U.S. Federal Reserve (Fed) steadily increasing rates.

The Fed increased the fed funds rate late in the fiscal year to a range of 2.00-2.25%, a 0.25-percentage point increase from the prior level, marking the third rate increase in calendar year 2018 and the eighth increase since December 2015. The Fed indicated it had determined that it had met its dual mandate, with the unemployment rate at 3.9% as the fiscal year ended and core inflation approaching the Fed's 2% target.

For the fiscal year, the global equity income sleeve of the Fund also was a key driver of relative performance. The equities contribution primarily came from holdings in the consumer discretionary, consumer staples and energy sectors.

We again maintained a low duration in the Fund and have built what we believe to be plenty of liquidity. We believe shorter duration will enable the portfolio to continue to focus on higher yielding corporate bonds, while greater liquidity will allow us to be more responsive to changing market environments.

## Outlook

We think President Donald Trump will use the USMCA framework for future trade negotiations with the EU and Japan. Further negotiations with China do not appear to be imminent. Emerging-market growth is now under pressure from the combination of a stronger U.S. dollar and higher oil prices. The outlook is further clouded by the aggressive U.S. trade policy. These headwinds could result in sales and earnings pressure for multinational and emerging market companies. In Europe, political uncertainty has increased largely due the region's inability to effectively manage and absorb a large population of refugees.

We think the Fed will continue gradual rate hikes and expect another increase during 2018. The market also is anticipating two or three increases in 2019.

We believe the shape of the yield curve will remain flat, with the Fed continuing its approach of increased short-term rates and measured inflationary pressures on the long end of the curve. The long end of the curve also is being affected by what we consider "push" forces (increased Treasury supply from budget deficits, Fed balance sheet normalization and increased term premiums) and "pull" forces (global trade concerns, a strong U.S. dollar, political concerns and emerging market volatility).

U.S. labor markets continue to grow and beat expectations, which has kept consumer confidence near cycle highs and supported strong spending growth.

We believe trade will continue to be a risk factor going forward. There is the potential for more tariffs followed by retaliatory actions that might impact companies' capital investment plans. In our view, a negative feedback loop could affect the markets and ultimately consumer confidence.

We also believe U.S. economic growth is likely to continue to benefit from lower individual and corporate tax rates, vigorous private-sector hiring and consumer spending.

We think pressure on U.S. interest rates is likely to continue as a growing Treasury supply from budget deficits and the normalization of the Fed balance sheet combine to put some term premium back into the yield curve.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Although asset allocation among different sleeves and asset categories generally tends to limit risk and exposure to any one sleeve, the risk remains that the allocation of assets may skew toward a sleeve that performs poorly relative to the Fund's other sleeves, or to the market as a whole, which would result in the Fund performing poorly.**

While Ivy Investment Management Company (IICO) monitors the investments of Apollo Credit Management (Apollo) and LaSalle Investment Management Securities (LaSalle) in addition to the overall management of the Fund, including rebalancing the Fund's target allocations, IICO, Apollo and LaSalle make investment decisions for their investment sleeves independently from one another. It is possible that the investment styles used by IICO, Apollo or LaSalle will not always complement each other, which could adversely affect the performance of the Fund. As a result, the Fund's aggregate exposure to a particular industry or group of industries, or to a single issuer, could unintentionally be larger or smaller than intended.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest rate risk and, as such, the NAV of the Fund may fall as interest rates rise.

Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Fund's prospectus

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Apollo Multi-Asset Income Fund.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---:|
| Stocks | 47.6% |
| Real Estate | 9.1% |
| Financials | 7.3% |
| Energy | 6.4% |
| Health Care | 6.0% |
| Industrials | 4.8% |
| Consumer Staples | 4.3% |
| Materials | 3.4% |
| Information Technology | 2.4% |
| Utilities | 1.6% |
| Consumer Discretionary | 1.5% |
| Telecommunication Services | 0.8% |
| Bonds | 47.4% |
| Corporate Debt Securities | 27.5% |
| Loans | 16.4% |
| Mortgage-Backed Securities | 1.9% |
| Asset-Backed Securities | 1.6% |
| Other Government Securities | 0.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 5.0% |

## Country Weightings

| | |
|---|---:|
| North America | 60.2% |
| United States | 56.4% |
| Canada | 3.7% |
| Other North America | 0.1% |
| Europe | 26.5% |
| France | 6.3% |
| United Kingdom | 6.3% |
| Netherlands | 4.0% |
| Other Europe | 9.9% |
| Pacific Basin | 7.2% |
| Bahamas/Caribbean | 0.7% |
| Other | 0.4% |
| South America | 0.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 5.0% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Total S.A. | France | Energy | Integrated Oil & Gas |
| Pfizer, Inc. | United States | Health Care | Pharmaceuticals |
| Johnson & Johnson | United States | Health Care | Pharmaceuticals |
| Royal Dutch Shell plc, Class A | Netherlands | Energy | Integrated Oil & Gas |
| iShares iBoxx $ High Yield Corporate Bond ETF | United States | Financials | Registered Investment Companies |
| Nestle S.A., Registered Shares | Switzerland | Consumer Staples | Packaged Foods & Meats |
| Intel Corp. | United States | Information Technology | Semiconductors |
| Lockheed Martin Corp. | United States | Industrials | Aerospace & Defense |
| Unilever N.V., Certicaaten Van Aandelen | United Kingdom | Consumer Staples | Personal Products |
| CNOOC Ltd. | China | Energy | Oil & Gas Exploration & Production |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

## IVY APOLLO MULTI-ASSET INCOME FUND

(UNAUDITED)



| | | | | | |
|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund, Class A Shares[1] | | | | | $11,427 |
| 50% FTSE All-World High Dividend Yield Index/50% ICE BofAML US High Yield Index[a] | | | | | $13,087 |
| 50% MSCI World High Dividend Yield Index/50% ICE BofAML US High Yield Index[b] | | | | | $13,188 |
| FTSE All-World High Dividend Yield Index[a] | | | | | $13,454 |
| ICE BofAML US High Yield Index[a] | | | | | $12,691 |
| MSCI World High Dividend Yield Index[b] | | | | | $13,668 |

(a)*Effective April 2018, the Fund's blended benchmark changed from 50% MSCI World High Dividend Yield Index + 50% ICE BofAML US High Yield Index to 50% FTSE All-World High Dividend Yield Index + 50% ICE BofAML US High Yield Index and the MSCI World High Dividend Yield Index component changed to the FTSE All-World High Dividend Yield Index. IICO believes that the blended benchmark of 50% FTSE All-World High Dividend Yield Index + 50% ICE BofAML US High Yield Index and the FTSE All-World High Dividend Yield Index component are more reflective of the types of securities in which the Fund invests than the prior blended benchmark and benchmark component.*

(b)*The prior blended benchmark and benchmark components are shown for comparison purposes.*

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class C | Class I | Class N | Class Y |
|---|---|---|---|---|---|
| 1-year period ended 9-30-18 | -1.58% | 3.64% | 4.71% | 4.96% | 4.45% |
| 5-year period ended 9-30-18 | — | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — | — |
| Since Inception of Class through 9-30-18[4] | 4.55% | 5.87% | 6.95% | 7.10% | 6.69% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*10-1-15 for Class A shares, 10-1-15 for Class C shares, 10-1-15 for Class I shares, 10-1-15 for Class N shares and 10-1-15 for Class Y shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Apparel Retail – 0.0% | | |
| True Religion Apparel, Inc. (A)(C) . . . . | 1 | $ 61 |
| Apparel, Accessories & Luxury Goods – 0.4% | | |
| LVMH Moet Hennessy – Louis Vuitton (B) . . . . . . . . . . . . . . . . . . | 6 | 2,115 |
| Broadcasting – 0.0% | | |
| Cumulus Media, Inc., Class A (A) . . . . . | —* | 6 |
| Cable & Satellite – 0.0% | | |
| Altice N.V., Class A (A)(B) . . . . . . . . . . | 9 | 24 |
| Altice USA, Inc., Class A . . . . . . . . . . . | 4 | 68 |
| | | 92 |
| Education Services – 0.0% | | |
| Laureate Education, Inc., Class A (A) . . . . . . . . . . . . . . . . . . | 11 | 165 |
| Footwear – 0.4% | | |
| ANTA Sports Products Ltd. (B) . . . . . . . | 376 | 1,803 |
| Home Improvement Retail – 0.4% | | |
| Home Depot, Inc. (The) . . . . . . . . . . . | 10 | 2,086 |
| Homebuilding – 0.3% | | |
| Bellway plc (B) . . . . . . . . . . . . . . . . . | 45 | 1,766 |
| Total Consumer Discretionary – 1.5% | | 8,094 |
| Consumer Staples | | |
| Hypermarkets & Super Centers – 0.8% | | |
| Wal-Mart Stores, Inc. . . . . . . . . . . . . . | 41 | 3,895 |
| Packaged Foods & Meats – 1.5% | | |
| Marine Harvest ASA (B) . . . . . . . . . . . | 95 | 2,192 |
| Nestle S.A., Registered Shares (B) . . . | 70 | 5,825 |
| | | 8,017 |
| Personal Products – 1.0% | | |
| Unilever N.V., Certicaaten Van Aandelen (B) . . . . . . . . . . . . . . . . | 93 | 5,182 |
| Tobacco – 1.0% | | |
| British American Tobacco plc (B) . . . . | 63 | 2,924 |
| Philip Morris International, Inc. . . . . . . | 25 | 2,069 |
| | | 4,993 |
| Total Consumer Staples – 4.3% | | 22,087 |
| Energy | | |
| Integrated Oil & Gas – 5.2% | | |
| Chevron Corp. . . . . . . . . . . . . . . . . . . | 32 | 3,859 |
| PJSC LUKOIL ADR (B) . . . . . . . . . . . . . | 31 | 2,351 |
| Royal Dutch Shell plc, Class A (B)(D) . . | 215 | 7,386 |
| Suncor Energy, Inc. . . . . . . . . . . . . . . | 115 | 4,436 |
| Total S.A. (B) . . . . . . . . . . . . . . . . . . | 126 | 8,179 |
| | | 26,211 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Oil & Gas Exploration & Production – 0.9% | | |
| CNOOC Ltd. (B) . . . . . . . . . . . . . . . . . | 2,432 | $ 4,815 |
| Total Energy – 6.1% | | 31,026 |
| Financials | | |
| Asset Management & Custody Banks – 0.4% | | |
| 3i Group plc (B) . . . . . . . . . . . . . . . . . | 167 | 2,050 |
| Diversified Banks – 4.1% | | |
| Banco Santander S.A. (B) . . . . . . . . . . | 445 | 2,240 |
| Bank of Montreal (B) . . . . . . . . . . . . . | 48 | 3,995 |
| BNP Paribas S.A. (B) . . . . . . . . . . . . . | 70 | 4,255 |
| BOC Hong Kong (Holdings) Ltd. (B) . . . | 798 | 3,793 |
| Bumiputra-Commerce Holdings Berhad (B) . . . . . . . . . . . . . . . . . . | 1,471 | 2,136 |
| DBS Group Holdings Ltd. (B) . . . . . . . . | 125 | 2,382 |
| ING Groep N.V., Certicaaten Van Aandelen (B) . . . . . . . . . . . . . . . . . | 172 | 2,240 |
| | | 21,041 |
| Other Diversified Financial Services – 0.4% | | |
| JPMorgan Chase & Co. . . . . . . . . . . . . | 19 | 2,128 |
| Property & Casualty Insurance – 0.8% | | |
| Tokio Marine Holdings, Inc. (B) . . . . . . | 84 | 4,158 |
| Regional Banks – 0.4% | | |
| KeyCorp . . . . . . . . . . . . . . . . . . . . . . | 109 | 2,162 |
| Total Financials – 6.1% | | 31,539 |
| Health Care | | |
| Health Care Equipment – 0.6% | | |
| Medtronic plc . . . . . . . . . . . . . . . . . . | 33 | 3,231 |
| Pharmaceuticals – 5.4% | | |
| AbbVie, Inc. . . . . . . . . . . . . . . . . . . . . | 33 | 3,101 |
| AstraZeneca plc (B) . . . . . . . . . . . . . . | 61 | 4,726 |
| Concordia International Corp. (A)(B) . . | 7 | 139 |
| Johnson & Johnson . . . . . . . . . . . . . . | 56 | 7,738 |
| Pfizer, Inc. . . . . . . . . . . . . . . . . . . . . . | 176 | 7,743 |
| Roche Holdings AG, Genusscheine (B) . . . . . . . . . . . . . | 19 | 4,642 |
| | | 28,089 |
| Total Health Care – 6.0% | | 31,320 |
| Industrials | | |
| Aerospace & Defense – 2.2% | | |
| BAE Systems plc (B) . . . . . . . . . . . . . . | 281 | 2,308 |
| Lockheed Martin Corp. . . . . . . . . . . . . | 16 | 5,441 |
| United Technologies Corp. . . . . . . . . . | 25 | 3,534 |
| | | 11,283 |
| Building Products – 0.3% | | |
| Compagnie de Saint-Gobain (B) . . . . . | 38 | 1,651 |
| Construction & Engineering – 0.6% | | |
| Vinci (B) . . . . . . . . . . . . . . . . . . . . . . . | 31 | 2,949 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Electrical Components & Equipment – 1.2% | | |
| Eaton Corp. . . . . . . . . . . . . . . . . . . . . | 44 | $ 3,830 |
| Schneider Electric S.A. (B) . . . . . . . . . | 30 | 2,442 |
| | | 6,272 |
| Industrial Conglomerates – 0.5% | | |
| Koninklijke Philips Electronics N.V., Ordinary Shares (B) . . . . . . . . . . . | 53 | 2,420 |
| Total Industrials – 4.8% | | 24,575 |
| Information Technology | | |
| Semiconductor Equipment – 0.3% | | |
| Tokyo Electron Ltd. (B) . . . . . . . . . . . . | 13 | 1,818 |
| Semiconductors – 1.4% | | |
| Cypress Semiconductor Corp. . . . . . . | 117 | 1,689 |
| Intel Corp. . . . . . . . . . . . . . . . . . . . . . | 122 | 5,785 |
| | | 7,474 |
| Systems Software – 0.7% | | |
| Microsoft Corp. . . . . . . . . . . . . . . . . . | 32 | 3,618 |
| Total Information Technology – 2.4% | | 12,910 |
| Materials | | |
| Construction Materials – 0.4% | | |
| CRH plc (B) . . . . . . . . . . . . . . . . . . . . | 59 | 1,923 |
| Diversified Chemicals – 1.3% | | |
| Dow Chemical Co. (The) . . . . . . . . . . . | 50 | 3,188 |
| Eastman Chemical Co. . . . . . . . . . . . . | 35 | 3,381 |
| | | 6,569 |
| Diversified Metals & Mining – 0.8% | | |
| Anglo American plc (B) . . . . . . . . . . . . | 84 | 1,890 |
| Rio Tinto plc (B) . . . . . . . . . . . . . . . . . | 48 | 2,417 |
| | | 4,307 |
| Paper Packaging – 0.4% | | |
| WestRock Co. . . . . . . . . . . . . . . . . . . . | 39 | 2,079 |
| Paper Products – 0.5% | | |
| Mondi plc (B) . . . . . . . . . . . . . . . . . . . | 83 | 2,274 |
| Total Materials – 3.4% | | 17,152 |
| Real Estate | | |
| Diversified Real Estate Activities – 1.3% | | |
| Heiwa Real Estate Co. Ltd. (B) . . . . . . | 34 | 592 |
| MCUBS MidCity Investment Corp. (B) . . . . . . . . . . . . . . . . . . . . | —* | 65 |
| Mitsubishi Estate Co. Ltd. (B) . . . . . . . | 101 | 1,709 |
| Mitsui Fudosan Co. Ltd. (B) . . . . . . . . . | 28 | 294 |
| Mitsui Fudosan Co. Ltd. (B) . . . . . . . . . | 63 | 1,486 |
| Sun Hung Kai Properties Ltd. (B) . . . . . | 155 | 2,250 |
| UOL Group Ltd. (B) . . . . . . . . . . . . . . . | 12 | 60 |
| | | 6,456 |
| Diversified REITs – 0.8% | | |
| Cominar Real Estate Investment Trust (B) . . . . . . . . . . . . . . . . . . . . | 12 | 113 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Diversified REITs (Continued) | | |
| Dexus (B) | 57 | $  437 |
| Gecina (B) | 2 | 383 |
| GPT Group (B) | 75 | 284 |
| H&R Real Estate Investment Trust (B) | 13 | 201 |
| Kenedix Office Investment Corp. (B) | —* | 217 |
| Land Securities Group plc (B) | 79 | 914 |
| Lar Espana Real Estate Socimi S.A. (B) | 24 | 241 |
| Merlin Properties Socimi S.A. (B) | 37 | 502 |
| Mirvac Group (B) | 163 | 284 |
| VEREIT, Inc. | 63 | 456 |
| | | 4,032 |
| Health Care REITs – 0.5% | | |
| HCP, Inc. | 37 | 983 |
| Welltower, Inc. | 27 | 1,768 |
| | | 2,751 |
| Hotel & Resort REITs – 0.4% | | |
| Ichigo Hotel Investment Corp. (B) | —* | 90 |
| Park Hotels & Resorts, Inc. | 25 | 809 |
| RLJ Lodging Trust | 42 | 928 |
| | | 1,827 |
| Industrial REITs – 0.3% | | |
| Duke Realty Corp. | 21 | 586 |
| First Industrial Realty Trust, Inc. | 9 | 273 |
| ProLogis, Inc. | 7 | 473 |
| Safestore Holdings plc (B) | 10 | 68 |
| SEGRO plc (B) | 41 | 337 |
| Warehouses De Pauw Comm VA (B) | 1 | 112 |
| | | 1,849 |
| Office REITs – 1.1% | | |
| alstria office AG (B) | 17 | 259 |
| Boston Properties, Inc. | 10 | 1,176 |
| Daiwa Office Investment Corp. (B) | —* | 326 |
| Derwent London plc (B) | 11 | 412 |
| Global One Corp. (B) | —* | 226 |
| Great Portland Estates plc (B) | 57 | 498 |
| Hibernia REIT plc (B) | 76 | 125 |
| HRPT Properties Trust (A) | 4 | 138 |
| Nippon Building Fund, Inc. (B) | —* | 416 |
| ORIX JREIT, Inc. (B) | —* | 339 |
| SL Green Realty Corp. | 8 | 742 |
| Vornado Realty Trust | 18 | 1,333 |
| | | 5,990 |
| Real Estate Operating Companies – 0.8% | | |
| Capital & Counties Properties plc (B) | 61 | 213 |
| First Capital Realty, Inc. (B) | 8 | 117 |
| Hang Lung Properties Ltd. (B) | 330 | 644 |
| Hufvudstaden AB (B) | 14 | 218 |
| Keihanshin Building Co. Ltd. (B) | 40 | 301 |
| LEG Immobilien AG (B) | 4 | 438 |
| PSP Swiss Property Ltd., Registered Shares (B) | 2 | 185 |
| Swire Properties Ltd. (B) | 213 | 807 |
| Vonovia SE (B) | 20 | 973 |
| Wihlborgs Fastigheter AB (B) | 31 | 372 |
| | | 4,268 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Residential REITs – 1.2% | | |
| American Campus Communities, Inc. | 20 | $  815 |
| American Homes 4 Rent (B) | 18 | 399 |
| AvalonBay Communities, Inc. | 11 | 1,912 |
| AvalonBay Communities, Inc. | 8 | 176 |
| Camden Property Trust | 5 | 507 |
| Equity Lifestyle Properties, Inc. | 4 | 401 |
| Equity Residential | 26 | 1,716 |
| Irish Residential Properties REIT plc (B) | 152 | 260 |
| Northview Apartment REIT (B) | 3 | 60 |
| | | 6,246 |
| Retail REITs – 1.7% | | |
| Brixmor Property Group, Inc. | 31 | 540 |
| Choice Properties REIT (B) | 16 | 153 |
| Link (The) (B) | 116 | 1,137 |
| Mapletree Commercial Trust (B) | 19 | 23 |
| National Retail Properties, Inc. | 12 | 519 |
| Regency Centers Corp. | 17 | 1,086 |
| Scentre Group (B) | 322 | 925 |
| Simon Property Group, Inc. | 15 | 2,630 |
| Taubman Centers, Inc. | 10 | 615 |
| Unibail-Rodamco-Westfield (B) | 6 | 1,283 |
| | | 8,911 |
| Specialized REITs – 1.0% | | |
| Big Yellow Group plc (B) | 21 | 245 |
| Chartwell Retirement Residences (B) | 6 | 73 |
| Crown Castle International Corp. | 7 | 724 |
| CubeSmart | 32 | 910 |
| Digital Realty Trust, Inc. | 5 | 597 |
| Equinix, Inc. | —* | 160 |
| Public Storage, Inc. | 8 | 1,641 |
| QTS Realty Trust, Inc., Class A | 7 | 278 |
| VICI Properties, Inc. | 26 | 558 |
| | | 5,186 |
| Total Real Estate – 9.1% | | 47,516 |
| Telecommunication Services | | |
| Integrated Telecommunication Services – 0.7% | | |
| Orange S.A. (B) | 224 | 3,579 |
| Wireless Telecommunication Service – 0.1% | | |
| SBA Communications Corp. (A) | 2 | 398 |
| Total Telecommunication Services – 0.8% | | 3,977 |
| Utilities | | |
| Electric Utilities – 1.2% | | |
| ENEL S.p.A. (B) | 656 | 3,361 |
| Exelon Corp. | 57 | 2,480 |
| | | 5,841 |
| Water Utilities – 0.4% | | |
| Guangdong Investment Ltd. (B) | 1,186 | 2,105 |
| Total Utilities – 1.6% | | 7,946 |
| TOTAL COMMON STOCKS – 46.1% | | $238,142 |

(Cost: $209,201)

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| Registered Investment Companies – 1.2% | | |
| iShares iBoxx $ High Yield Corporate Bond ETF (D) | 72 | $6,260 |
| TOTAL INVESTMENT FUNDS – 1.2% | | $6,260 |

(Cost: $6,166)

| PREFERRED STOCKS | | |
|---|---|---|
| Consumer Staples | | |
| Agricultural Products – 0.0% | | |
| Pinnacle Agriculture Enterprises LLC (A)(C)(E) | 233 | 130 |
| Total Consumer Staples – 0.0% | | 130 |
| Energy | | |
| Oil & Gas Exploration & Production – 0.3% | | |
| Targa Resources Corp., 9.500% (E) | 1 | 1,375 |
| Total Energy – 0.3% | | 1,375 |
| TOTAL PREFERRED STOCKS – 0.3% | | $1,505 |

(Cost: $1,521)

| ASSET-BACKED SECURITIES | Principal | |
|---|---|---|
| Adams Mill CLO Ltd., Series 2014-1A, Class D1 (3-Month U.S. LIBOR plus 350 bps), 5.839%, 7–15–26 (F)(G) | $  600 | 599 |
| Anchorage Capital CLO Ltd., Series 2014-4RA, Class E (3-Month U.S. LIBOR plus 550 bps), 7.839%, 1–28–31 (F)(G) | 250 | 243 |
| Anchorage Credit Funding Ltd., Series 2015-2A, Class D, 7.300%, 1–25–31 (F) | 600 | 593 |
| Antares CLO 2017-1A Ltd. (3-Month U.S. LIBOR plus 775 bps), 10.098%, 7–20–28 (G) | 650 | 648 |
| Assurant CLO II Ltd., Series 2018-1A, Class E (3-Month U.S. LIBOR plus 560 bps), 7.948%, 4–20–31 (F)(G) | 250 | 244 |
| Benefit Street Partners CLO Ltd., Series 2018-14A, Class E (3-Month U.S. LIBOR plus 535 bps), 7.698%, 4–20–31 (F)(G) | 250 | 240 |
| Crown Point CLO Ltd., Series 2018-5A, Class E (3-Month U.S. LIBOR plus 565 bps), 7.976%, 7–17–28 (F)(G) | 250 | 246 |
| Fortress Credit BSL Ltd., Series 2018-1A, Class ER (3-Month U.S. LIBOR plus 645 bps), 8.783%, 7–23–31 (F)(G) | 750 | 727 |
| Golub Capital Partners CLO Ltd., Series 2013-17A, Class CR (3-Month U.S. LIBOR plus 350 bps), 5.835%, 10–25–30 (F)(G) | 1,000 | 986 |

## ASSET-BACKED SECURITIES
(Continued)

| | Principal | Value |
|---|---|---|
| Greenwood Park CLO Ltd., Series 2018-1A, Class E (3-Month U.S. LIBOR plus 495 bps), 6.975%, 4–15–31 (F)(G) . . . . . . . . . | $ 250 | $ 237 |
| Greywolf CLO Ltd., Series 2015-1A, Class DR (3-Month U.S. LIBOR plus 585 bps), 8.185%, 1–27–31 (F)(G) . . . . . . . . | 250 | 247 |
| KKR Financial CLO Ltd., Series 22A, Class E (3-Month U.S. LIBOR plus 600 bps), 8.336%, 7–20–31 (F)(G) . . . . . . . . | 250 | 250 |
| TIAA Churchill Middle Market CLO I Ltd., Series 2016-1A, Class D (3-Month U.S. LIBOR plus 540 bps), 7.748%, 10–20–28 (F)(G) . . . . . . . | 750 | 749 |
| Trinitas CLO Ltd., Series 2018-8A, Class E (3-Month U.S. LIBOR plus 590 bps), 8.251%, 7–20–31 (F)(G) . . . . . . . . . | 500 | 496 |
| ZAIS CLO 7 Ltd., Series 2017-2A, Class E (3-Month U.S. LIBOR plus 715 bps), 9.489%, 4–15–30 (F)(G) . . . . . . . . | 500 | 499 |
| **TOTAL ASSET-BACKED SECURITIES – 1.6%** | | **$7,004** |

(Cost: $6,980)

## CORPORATE DEBT SECURITIES

### Consumer Discretionary

**Advertising – 0.1%**

| | Principal | Value |
|---|---|---|
| Acosta, Inc., 7.750%, 10–1–22 (F) . . . . . . . . . . | 977 | 332 |
| Outfront Media Capital LLC and Outfront Media Capital Corp., 5.625%, 2–15–24 . . . . . . . . . . . . . | 300 | 303 |
| | | 635 |

**Apparel Retail – 0.0%**

| | Principal | Value |
|---|---|---|
| PrestigeBidCo GmbH, 6.250%, 12–15–23 (H) . . . . . . . . EUR | 100 | 124 |

**Apparel, Accessories & Luxury Goods – 0.0%**

| | Principal | Value |
|---|---|---|
| Samsonite Finco S.a.r.l., 3.500%, 5–15–26 (H) . . . . . . . . . . | 100 | 113 |

**Automotive Retail – 0.1%**

| | Principal | Value |
|---|---|---|
| Allison Transmission, Inc., 5.000%, 10–1–24 (F) . . . . . . . . . $ | 136 | 136 |
| Penske Automotive Group, Inc., 5.500%, 5–15–26 . . . . . . . . . . . | 136 | 132 |
| Sonic Automotive, Inc., 5.000%, 5–15–23 . . . . . . . . . . . | 623 | 587 |
| | | 855 |

**Broadcasting – 1.1%**

| | Principal | Value |
|---|---|---|
| Clear Channel International B.V., 8.750%, 12–15–20 (F) . . . . . . . . . . | 125 | 129 |
| Clear Channel Outdoor Holdings, Inc., 6.500%, 11–15–22 . . . . . . . . . . . | 1,634 | 1,667 |

## CORPORATE DEBT SECURITIES
(Continued)

**Broadcasting** (Continued)

| | Principal | Value |
|---|---|---|
| Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20 . . . . . . . . . . . $ | 227 | $ 228 |
| Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20 . . . . . . . . . . . | 984 | 986 |
| Gray Television, Inc., 5.875%, 7–15–26 (F) . . . . . . . . . . | 300 | 297 |
| Nexstar Escrow Corp., 5.625%, 8–1–24 (F) . . . . . . . . . . | 53 | 52 |
| Radio One, Inc. (GTD by TV One LLC), 7.375%, 4–15–22 (F) . . . . . . . . . . | 567 | 561 |
| Sirius XM Radio, Inc.: | | |
| 4.625%, 5–15–23 (F) . . . . . . . . . . | 442 | 437 |
| 6.000%, 7–15–24 (F) . . . . . . . . . . | 1,400 | 1,453 |
| | | 5,810 |

**Cable & Satellite – 4.6%**

| | Principal | Value |
|---|---|---|
| Altice Financing S.A.: | | |
| 6.625%, 2–15–23 (F) . . . . . . . . . . | 987 | 994 |
| 7.500%, 5–15–26 (F) . . . . . . . . . . | 1,600 | 1,560 |
| Altice France S.A.: | | |
| 7.375%, 5–1–26 (F) . . . . . . . . . . . | 1,922 | 1,924 |
| 8.125%, 2–1–27 (F) . . . . . . . . . . . | 1,400 | 1,439 |
| Altice S.A.: | | |
| 7.250%, 5–15–22 (F)(H) . . . . . EUR | 250 | 289 |
| 7.750%, 5–15–22 (D)(F) . . . . . . . $ | 2,575 | 2,506 |
| 6.250%, 2–15–25 (F)(H) . . . . . EUR | 250 | 271 |
| 7.625%, 2–15–25 (D)(F) . . . . . . . $ | 600 | 544 |
| Altice U.S. Finance I Corp.: | | |
| 5.375%, 7–15–23 (F) . . . . . . . . . . | 446 | 451 |
| 5.500%, 5–15–26 (F) . . . . . . . . . . | 600 | 598 |
| Altice U.S. Finance II Corp., 7.750%, 7–15–25 (F) . . . . . . . . . . | 395 | 421 |
| Block Communications, Inc., 6.875%, 2–15–25 (F) . . . . . . . . . . | 111 | 114 |
| CCO Holdings LLC and CCO Holdings Capital Corp.: | | |
| 5.500%, 5–1–26 (F) . . . . . . . . . . . | 2,516 | 2,488 |
| 5.000%, 2–1–28 (F) . . . . . . . . . . . | 726 | 682 |
| CSC Holdings LLC, 5.375%, 2–1–28 (F) . . . . . . . . . . . | 880 | 840 |
| DISH DBS Corp.: | | |
| 6.750%, 6–1–21 . . . . . . . . . . . . . | 211 | 215 |
| 5.875%, 7–15–22 . . . . . . . . . . . | 1,000 | 976 |
| 5.875%, 11–15–24 . . . . . . . . . . . | 335 | 301 |
| 7.750%, 7–1–26 . . . . . . . . . . . . . | 498 | 472 |
| Intelsat Jackson Holdings S.A.: | | |
| 9.500%, 9–30–22 (F) . . . . . . . . . . | 926 | 1,080 |
| 8.000%, 2–15–24 (F) . . . . . . . . . . | 1,098 | 1,155 |
| Neptune Finco Corp.: | | |
| 10.125%, 1–15–23 (F) . . . . . . . . . . | 775 | 848 |
| 6.625%, 10–15–25 (F) . . . . . . . . | 225 | 237 |
| 10.875%, 10–15–25 (F) . . . . . . . . | 522 | 606 |
| Telenet Finance Luxembourg Notes S.a.r.l., 5.500%, 3–1–28 (F) . . . . . . . . . . | 200 | 189 |
| Virgin Media Receivables Financing Notes I DAC, 5.500%, 9–15–24 (H) . . . . . . . . . GBP | 200 | 261 |

## CORPORATE DEBT SECURITIES
(Continued)

**Cable & Satellite** (Continued)

| | Principal | Value |
|---|---|---|
| VTR Finance B.V., 6.875%, 1–15–24 (F) . . . . . . . . . $ | 1,965 | $ 1,999 |
| | | 23,460 |

**Casinos & Gaming – 0.8%**

| | Principal | Value |
|---|---|---|
| CPUK Finance Ltd., 4.250%, 8–28–22 (F)(H) . . . . . . . GBP | 100 | 130 |
| Everi Payments, Inc., 7.500%, 12–15–25 (F) . . . . . . . . . $ | 731 | 738 |
| Gateway Casinos & Entertainment Ltd., 8.250%, 3–1–24 (F) . . . . . . . . . | 446 | 469 |
| Golden Nugget, Inc.: | | |
| 6.750%, 10–15–24 (F) . . . . . . . . . | 1,045 | 1,060 |
| 8.750%, 10–1–25 (F) . . . . . . . . . . | 206 | 216 |
| LHMC Finco S.a.r.l., 6.250%, 12–20–23 (F)(H) . . . . . . EUR | 100 | 120 |
| LHMC Finco S.a.r.l. (3-Month U.S. LIBOR plus 575 bps): 5.750%, 12–20–23 (G)(H) . . . . . . | 200 | 237 |
| Stars Group Holdings B.V. and Stars Group (U.S.) Co-Borrower LLC, 7.000%, 7–15–26 (F) . . . . . . . . . $ | 431 | 445 |
| Studio City Finance Ltd., 8.500%, 12–1–20 (F) . . . . . . . . . . | 345 | 346 |
| Wynn Macau Ltd.: | | |
| 4.875%, 10–1–24 (F) . . . . . . . . . . | 200 | 188 |
| 5.500%, 10–1–27 (F) . . . . . . . . . . | 409 | 383 |
| | | 4,332 |

**Education Services – 0.6%**

| | Principal | Value |
|---|---|---|
| Laureate Education, Inc., 8.250%, 5–1–25 (F) . . . . . . . . . . | 2,931 | 3,138 |

**Homebuilding – 0.2%**

| | Principal | Value |
|---|---|---|
| K Hovnanian Enterprises, Inc., 10.000%, 7–15–22 (F) . . . . . . . . | 915 | 911 |

**Hotels, Resorts & Cruise Lines – 0.1%**

| | Principal | Value |
|---|---|---|
| Boyne USA, Inc., 7.250%, 5–1–25 (F) . . . . . . . . . . | 426 | 450 |
| eDreams ODIGEO S.A., 5.500%, 9–1–23 (F)(H) . . . . . . . . EUR | 100 | 117 |
| Radisson Hotel Holdings AB, 6.875%, 7–15–23 (F)(H) . . . . . . . | 139 | 175 |
| VOC Escrow Ltd., 5.000%, 2–15–28 (F) . . . . . . . . . $ | 113 | 109 |
| | | 851 |

**Internet & Direct Marketing Retail – 0.0%**

| | Principal | Value |
|---|---|---|
| Argos Merger Sub, Inc., 7.125%, 3–15–23 (F) . . . . . . . . . . | 121 | 87 |

**Leisure Facilities – 0.1%**

| | Principal | Value |
|---|---|---|
| Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC, 5.375%, 4–15–27 . . . . . . . . . . . | 356 | 346 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Movies & Entertainment – 0.1%** | | |
| WMG Acquisition Corp., | | |
| 5.500%, 4–15–26 (F) . . . . . . . . $ | 330 | $ 328 |
| | | |
| **Publishing – 0.1%** | | |
| E.W. Scripps Co., | | |
| 5.125%, 5–15–25 (F) . . . . . . . . . . | 61 | 59 |
| MDC Partners, Inc., | | |
| 6.500%, 5–1–24 (F) . . . . . . . . . . | 793 | 702 |
| | | 761 |
| | | |
| **Restaurants – 0.2%** | | |
| 1011778 B.C. Unlimited Liability Co. | | |
| and New Red Finance, Inc.: | | |
| 4.250%, 5–15–24 (F) . . . . . . . . . . | 295 | 280 |
| 5.000%, 10–15–25 (F) . . . . . . . . . | 831 | 796 |
| | | 1,076 |
| | | |
| **Specialized Consumer Services – 0.1%** | | |
| Klesia Prevoyance, | | |
| 5.375%, 12–8–26 (H) . . . . . . . . EUR | 200 | 248 |
| Nielsen Co. (Luxembourg) S.a.r.l. | | |
| (The), | | |
| 5.500%, 10–1–21 (F) . . . . . . . . . $ | 400 | 402 |
| Nielsen Finance LLC and Nielsen | | |
| Finance Co., | | |
| 5.000%, 4–15–22 (F) . . . . . . . . | 148 | 144 |
| | | 794 |
| | | |
| **Specialty Stores – 0.4%** | | |
| Arch Merger Sub, Inc., | | |
| 8.500%, 9–15–25 (F) . . . . . . . . | 1,289 | 1,210 |
| Cumberland Farms, Inc., | | |
| 6.750%, 5–1–25 (F) . . . . . . . . . . . | 328 | 336 |
| Party City Holdings, Inc., | | |
| 6.625%, 8–1–26 (F) . . . . . . . . . . | 320 | 324 |
| | | 1,870 |
| | | |
| **Total Consumer Discretionary – 8.6%** | | 45,491 |

**Consumer Staples**

| | Principal | Value |
|---|---|---|
| **Food Distributors – 0.2%** | | |
| Performance Food Group, Inc., | | |
| 5.500%, 6–1–24 (F) . . . . . . . . . . | 472 | 467 |
| U.S. Foods, Inc., | | |
| 5.875%, 6–15–24 (F) . . . . . . . . . . | 529 | 532 |
| | | 999 |
| | | |
| **Packaged Foods & Meats – 1.4%** | | |
| JBS Investments GmbH (GTD by | | |
| Hungary Holdings Kft), | | |
| 7.250%, 4–3–24 . . . . . . . . . . | 200 | 203 |
| JBS Investments GmbH (GTD by JBS | | |
| S.A. and JBS Hungary Holdings | | |
| Kft.), | | |
| 7.750%, 10–28–20 (F) . . . . . . . . | 400 | 407 |
| JBS USA LLC and JBS USA Finance, | | |
| Inc.: | | |
| 5.875%, 7–15–24 (F) . . . . . . . . . | 741 | 730 |
| 5.750%, 6–15–25 (F) . . . . . . . . . | 749 | 729 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Packaged Foods & Meats** (Continued) | | |
| JBS USA Lux S.A. and JBS USA | | |
| Finance, Inc., | | |
| 6.750%, 2–15–28 (F) . . . . . . . . . $ | 765 | $ 760 |
| Pilgrim's Pride Corp.: | | |
| 5.750%, 3–15–25 (F) . . . . . . . . . | 153 | 147 |
| 5.875%, 9–30–27 (F) . . . . . . . . . | 939 | 888 |
| Post Holdings, Inc.: | | |
| 5.500%, 3–1–25 (F) . . . . . . . . . . | 143 | 142 |
| 5.000%, 8–15–26 (F) . . . . . . . . . | 220 | 208 |
| 5.750%, 3–1–27 (F) . . . . . . . . . . . | 973 | 956 |
| Sigma Holdco B.V.: | | |
| 5.750%, 5–15–26 (H) . . . . . . . . EUR | 100 | 109 |
| 7.875%, 5–15–26 (F) . . . . . . . . . $ | 338 | 317 |
| Simmons Foods, Inc.: | | |
| 7.750%, 1–15–24 (F) . . . . . . . . . | 211 | 219 |
| 5.750%, 11–1–24 (F) . . . . . . . . . | 1,826 | 1,399 |
| | | 7,214 |
| | | |
| **Soft Drinks – 0.0%** | | |
| Sunshine Mid B.V., | | |
| 6.500%, 5–15–26 (H) . . . . . . . . EUR | 200 | 227 |
| | | |
| **Total Consumer Staples – 1.6%** | | 8,440 |

**Energy**

| | Principal | Value |
|---|---|---|
| **Integrated Oil & Gas – 0.0%** | | |
| Ecopetrol S.A., | | |
| 5.375%, 6–26–26 . . . . . . . . . . . . $ | 200 | 206 |
| Sasol Financing USA LLC (GTD by | | |
| Sasol Ltd.), | | |
| 5.875%, 3–27–24 . . . . . . . . . . . . | 200 | 204 |
| | | 410 |
| | | |
| **Oil & Gas Drilling – 0.4%** | | |
| Ensco plc, | | |
| 7.750%, 2–1–26 . . . . . . . . . . . . . | 443 | 440 |
| KCA Deutag UK Finance plc, | | |
| 7.250%, 5–15–21 (F) . . . . . . . . . | 1,000 | 942 |
| Offshore Drilling Holding S.A., | | |
| 8.375%, 9–20–20 (F)(I) . . . . . . . . | 1,400 | 735 |
| | | 2,117 |
| | | |
| **Oil & Gas Equipment & Services – 0.4%** | | |
| Brand Energy & Infrastructure | | |
| Services, Inc., | | |
| 8.500%, 7–15–25 (F) . . . . . . . . . . | 567 | 583 |
| McDermott Escrow 1, Inc. and | | |
| McDermott Escrow 2, Inc., | | |
| 10.625%, 5–1–24 (F) . . . . . . . . . . | 299 | 320 |
| SESI LLC, | | |
| 7.125%, 12–15–21 . . . . . . . . . . . . | 191 | 194 |
| Weatherford International Ltd., | | |
| 5.880%, | | |
| 5.875%, 7–1–21 . . . . . . . . . . . . . . | 735 | 692 |
| | | 1,789 |
| | | |
| **Oil & Gas Exploration & Production – 1.5%** | | |
| Bellatrix Exploration Ltd., | | |
| 8.500%, 5–15–20 (D)(F) . . . . . . . . | 515 | 315 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Oil & Gas Exploration & Production** (Continued) | | |
| Chesapeake Energy Corp.: | | |
| 7.000%, 10–1–24 . . . . . . . . . . . . . $ | 742 | $ 742 |
| 8.000%, 1–15–25 (D) . . . . . . . . . . | 67 | 69 |
| China Oil and Gas Group Ltd., | | |
| 4.625%, 4–20–22 . . . . . . . . . . . . | 200 | 190 |
| Crownrock L.P., | | |
| 5.625%, 10–15–25 (F) . . . . . . . . . | 1,255 | 1,228 |
| Endeavor Energy Resources L.P.: | | |
| 5.500%, 1–30–26 (F) . . . . . . . . . | 438 | 438 |
| 5.750%, 1–30–28 (F) . . . . . . . . . . | 319 | 319 |
| Extraction Oil & Gas, Inc., | | |
| 5.625%, 2–1–26 (F) . . . . . . . . . . . | 601 | 532 |
| Laredo Petroleum, Inc., | | |
| 6.250%, 3–15–23 . . . . . . . . . . . . | 142 | 142 |
| Moss Creek Resources Holdings, | | |
| Inc., | | |
| 7.500%, 1–15–26 (F) . . . . . . . . . . | 1,391 | 1,389 |
| Northern Oil and Gas, Inc. (9.500% | | |
| Cash or 10.500% PIK), | | |
| 9.500%, 5–15–23 (J) . . . . . . . . . . | 500 | 528 |
| Parsley Energy LLC and Parsley | | |
| Finance Corp., | | |
| 5.625%, 10–15–27 (F) . . . . . . . . . | 293 | 294 |
| Sanchez Energy Corp., | | |
| 7.250%, 2–15–23 (D)(F) . . . . . . . . | 111 | 109 |
| Seven Generations Energy Ltd.: | | |
| 6.750%, 5–1–23 (F) . . . . . . . . . . . | 971 | 1,000 |
| 5.375%, 9–30–25 (F) . . . . . . . . . . | 419 | 408 |
| Ultra Resources, Inc., | | |
| 6.875%, 4–15–22 (F) . . . . . . . . . . | 240 | 114 |
| Whiting Petroleum Corp., | | |
| 6.625%, 1–15–26 . . . . . . . . . . . . | 222 | 231 |
| | | 8,048 |
| | | |
| **Oil & Gas Refining & Marketing – 0.7%** | | |
| Callon Petroleum Co. (GTD by Callon | | |
| Petroleum Operating Co.): | | |
| 6.125%, 10–1–24 . . . . . . . . . . . . | 671 | 683 |
| 6.375%, 7–1–26 . . . . . . . . . . . . . | 64 | 65 |
| Comstock Escrow Corp., | | |
| 9.750%, 8–15–26 (F) . . . . . . . . . . | 1,809 | 1,805 |
| EP Energy LLC and Everest | | |
| Acquisition Finance, Inc., | | |
| 7.750%, 5–15–26 (F) . . . . . . . . . . | 323 | 331 |
| QEP Resources, Inc., | | |
| 5.625%, 3–1–26 . . . . . . . . . . . . . | 269 | 257 |
| | | 3,141 |
| | | |
| **Total Energy – 3.0%** | | 15,505 |

**Financials**

| | Principal | Value |
|---|---|---|
| **Asset Management & Custody Banks – 0.1%** | | |
| Westwood Group Holdings Ltd., | | |
| 5.375%, 10–19–23 . . . . . . . . . . . . | 200 | 194 |
| | | |
| **Consumer Finance – 0.3%** | | |
| CURO Group Holdings Corp., | | |
| 8.250%, 9–1–25 (F) . . . . . . . . . . . | 533 | 513 |
| Quicken Loans, Inc., | | |
| 5.750%, 5–1–25 (F) . . . . . . . . . . . | 900 | 899 |
| | | 1,412 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Diversified Banks – 0.1%** | | |
| Banco de Credito del Peru, | | |
| 6.125%, 4–24–27 (F) . . . . . . . . . . $ | 200 | $ 211 |
| China Construction Bank Corp., | | |
| 3.875%, 5–13–25 . . . . . . . . . . . . | 200 | 198 |
| Malayan Banking Berhad, | | |
| 3.905%, 10–29–26 . . . . . . . . . . . | 200 | 197 |
| Turkiye Garanti Bankasi A.S., | | |
| 4.750%, 10–17–19 . . . . . . . . . . . | 200 | 195 |
| | | 801 |
| **Financial Exchanges & Data – 0.4%** | | |
| Financial & Risk U.S. Holdings, Inc.: | | |
| 6.250%, 5–15–26 (F) . . . . . . . . . . | 423 | 423 |
| 8.250%, 11–15–26 (F) . . . . . . . . . . | 1,395 | 1,386 |
| | | 1,809 |
| **Insurance Brokers – 0.3%** | | |
| NFP Corp., | | |
| 6.875%, 7–15–25 (F) . . . . . . . . . . | 1,747 | 1,747 |
| **Investment Banking & Brokerage – 0.0%** | | |
| VHF Parent LLC, | | |
| 6.750%, 6–15–22 (F) . . . . . . . . . . | 142 | 147 |
| **Life & Health Insurance – 0.2%** | | |
| Aegon N.V., | | |
| 4.000%, 4–25–44 (H) . . . . . . . . EUR | 200 | 246 |
| MetLife, Inc., | | |
| 10.750%, 8–1–39 . . . . . . . . . . . . $ | 452 | 694 |
| RL Finance Bonds No. 2 plc, | | |
| 6.125%, 11–30–43 (H) . . . . . . . . . . GBP | 100 | 142 |
| | | 1,082 |
| **Multi-Line Insurance – 0.1%** | | |
| ASR Nederland N.V., | | |
| 5.125%, 9–29–45 (H) . . . . . . . . . . EUR | 100 | 128 |
| Humanis Prevoyance, | | |
| 5.750%, 10–22–25 (H) . . . . . . . . | 300 | 351 |
| | | 479 |
| **Multi-Sector Holdings – 0.0%** | | |
| Scottish Widows Ltd., | | |
| 5.500%, 6–16–23 (H) . . . . . . . . . . GBP | 100 | 142 |
| **Other Diversified Financial Services – 0.9%** | | |
| Balboa Merger Sub, Inc., | | |
| 11.375%, 12–1–21 (F) . . . . . . . . . . . $ | 1,162 | 1,241 |
| Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.: | | |
| 6.250%, 2–1–22 . . . . . . . . . . . . | 659 | 675 |
| 6.375%, 12–15–25 . . . . . . . . . . . | 220 | 221 |
| New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK), | | |
| 10.625%, 5–1–19 (F)(J) . . . . . . . . | 2,438 | 2,389 |
| | | 4,526 |
| **Property & Casualty Insurance – 1.1%** | | |
| Amwins Group, Inc., | | |
| 7.750%, 7–1–26 (F) . . . . . . . . . . | 525 | 546 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Property & Casualty Insurance** (Continued) | | |
| Esure Group plc, | | |
| 6.750%, 12–19–24 (H) . . . . . . . . GBP | 1,350 | $ 1,965 |
| Hub International Ltd., | | |
| 7.000%, 5–1–26 (F) . . . . . . . . . . $ | 1,071 | 1,072 |
| Liberty Mutual Holding Co., Inc., | | |
| 7.800%, 3–15–37 (F) . . . . . . . . . . | 881 | 1,031 |
| Mapfre S.A., | | |
| 4.375%, 3–31–47 (H) . . . . . . . . . . EUR | 100 | 121 |
| Novae Group plc (3-Month U.S. LIBOR plus 405 bps), | | |
| 6.364%, 6–30–34 (E)(G) . . . . . . . $ | 400 | 399 |
| USIS Merger Sub, Inc., | | |
| 6.875%, 5–1–25 (F) . . . . . . . . . . | 305 | 304 |
| | | 5,438 |
| **Specialized Finance – 0.4%** | | |
| ADCB Finance Cayman Ltd., | | |
| 4.000%, 3–29–23 (F) . . . . . . . . . | 200 | 198 |
| Amigo Luxembourg S.A., | | |
| 7.625%, 1–15–24 (F)(H) . . . . . . . . GBP | 100 | 130 |
| Compass Group Diversified Holdings LLC, | | |
| 8.000%, 5–1–26 (F) . . . . . . . . . . $ | 434 | 447 |
| Hadrian Merger Sub, Inc., | | |
| 8.500%, 5–1–26 (F) . . . . . . . . . . | 789 | 754 |
| King Power Capital Ltd., | | |
| 5.625%, 11–3–24 . . . . . . . . . . . . | 225 | 236 |
| Tervita Escrow Corp., | | |
| 7.625%, 12–1–21 (F) . . . . . . . . . . | 215 | 222 |
| TMX Finance LLC and TitleMax Finance Corp., | | |
| 11.125%, 4–1–23 (F) . . . . . . . . . . | 645 | 645 |
| UPCB Finance IV Ltd.: | | |
| 5.375%, 1–15–25 (F) . . . . . . . . . . | 98 | 98 |
| 3.625%, 6–15–29 (H) . . . . . . . . EUR | 100 | 115 |
| | | 2,845 |
| **Thrifts & Mortgage Finance – 0.1%** | | |
| Provident Funding Associates L.P. and PFG Finance Corp., | | |
| 6.375%, 6–15–25 (F) . . . . . . . . $ | 510 | 510 |
| **Total Financials – 4.0%** | | 21,132 |

### Health Care

| | Principal | Value |
|---|---|---|
| **Health Care Facilities – 0.3%** | | |
| DaVita HealthCare Partners, Inc., | | |
| 5.125%, 7–15–24 . . . . . . . . . . . . | 97 | 94 |
| MPH Acquisition Holdings LLC, | | |
| 7.125%, 6–1–24 (F) . . . . . . . . . . | 371 | 386 |
| Surgery Center Holdings, Inc., | | |
| 8.875%, 4–15–21 (D)(F) . . . . . . . . | 784 | 816 |
| | | 1,296 |
| **Health Care Services – 0.1%** | | |
| AMN Healthcare, Inc., | | |
| 5.125%, 10–1–24 (F) . . . . . . . . . . | 259 | 251 |
| Constantin Investissement 3 S.A.S., | | |
| 5.375%, 4–15–25 (H) . . . . . . . . . EUR | 200 | 230 |
| | | 481 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Health Care Supplies – 0.3%** | | |
| Kinetic Concepts, Inc. and KCI USA, Inc., | | |
| 12.500%, 11–1–21 (F) . . . . . . . . . . $ | 108 | $ 119 |
| Universal Hospital Services, Inc., | | |
| 7.625%, 8–15–20 . . . . . . . . . . . . | 1,464 | 1,469 |
| | | 1,588 |
| **Health Care Technology – 0.3%** | | |
| Verscend Holding Corp., | | |
| 9.750%, 8–15–26 (F) . . . . . . . . . . | 1,663 | 1,715 |
| **Life Sciences Tools & Services – 0.3%** | | |
| Avantor, Inc.: | | |
| 6.000%, 10–1–24 (F) . . . . . . . . . . | 357 | 362 |
| 9.000%, 10–1–25 (F) . . . . . . . . . . | 944 | 974 |
| | | 1,336 |
| **Pharmaceuticals – 0.6%** | | |
| Concordia Healthcare Corp., | | |
| 8.000%, 9–6–24 . . . . . . . . . . . . | 72 | 70 |
| HLF Financing S.a.r.l. LLC and Herbalife International, Inc., | | |
| 7.250%, 8–15–26 (F) . . . . . . . . . . | 149 | 151 |
| Jaguar Holding Co. II and Pharmaceutical Product Development LLC, | | |
| 6.375%, 8–1–23 (F) . . . . . . . . . . | 322 | 324 |
| Valeant Pharmaceuticals International, Inc.: | | |
| 5.500%, 3–1–23 (F) . . . . . . . . . . | 20 | 19 |
| 5.500%, 11–1–25 (F) . . . . . . . . . . | 209 | 208 |
| 9.000%, 12–15–25 (F) . . . . . . . . . . | 153 | 165 |
| 9.250%, 4–1–26 (F) . . . . . . . . . . | 441 | 476 |
| 8.500%, 1–31–27 (F) . . . . . . . . . . | 322 | 338 |
| VPII Escrow Corp., | | |
| 7.500%, 7–15–21 (F) . . . . . . . . . . | 571 | 582 |
| VRX Escrow Corp.: | | |
| 5.875%, 5–15–23 (F) . . . . . . . . . . | 326 | 316 |
| 6.125%, 4–15–25 (F) . . . . . . . . . . | 291 | 277 |
| | | 2,926 |
| **Total Health Care – 1.9%** | | 9,342 |

### Industrials

| | Principal | Value |
|---|---|---|
| **Aerospace & Defense – 0.9%** | | |
| KLX, Inc., | | |
| 5.875%, 12–1–22 (F) . . . . . . . . . . | 1,430 | 1,477 |
| TransDigm UK Holdings plc, | | |
| 6.875%, 5–15–26 (F) . . . . . . . . . . | 366 | 376 |
| TransDigm, Inc. (GTD by TransDigm Group, Inc.): | | |
| 6.000%, 7–15–22 . . . . . . . . . . . . | 897 | 911 |
| 6.500%, 7–15–24 . . . . . . . . . . . . | 1,047 | 1,073 |
| 6.500%, 5–15–25 . . . . . . . . . . . . | 200 | 204 |
| 6.375%, 6–15–26 . . . . . . . . . . . . | 202 | 204 |
| | | 4,245 |
| **Building Products – 0.1%** | | |
| Summit Materials LLC and Summit Materials Finance Corp., | | |
| 6.125%, 7–15–23 . . . . . . . . . . . . | 147 | 149 |

## Column 1

| CORPORATE DEBT SECURITIES (Continued) | | Principal | Value |
|---|---|---:|---:|
| **Building Products** (Continued) | | | |
| WESCO Distribution, Inc. (GTD by WESCO International, Inc.), 5.375%, 6–15–24 | $ | 81 | $ 80 |
| | | | 229 |
| **Diversified Support Services – 0.1%** | | | |
| Ahern Rentals, Inc., 7.375%, 5–15–23 (F) | | 665 | 655 |
| Diamond (BC) B.V., 5.625%, 8–15–25 (H) | EUR | 200 | 217 |
| Ritchie Bros. Auctioneers, Inc., 5.375%, 1–15–25 (F) | $ | 102 | 102 |
| United Rentals (North America), Inc. (GTD by United Rentals, Inc.), 5.875%, 9–15–26 | | 133 | 136 |
| | | | 1,110 |
| **Environmental & Facilities Services – 0.3%** | | | |
| GFL Environmental, Inc.: | | | |
| 5.625%, 5–1–22 (F) | | 142 | 138 |
| 5.375%, 3–1–23 (F) | | 786 | 739 |
| 7.000%, 6–1–26 (F) | | 646 | 624 |
| Waste Pro USA, Inc., 5.500%, 2–15–26 (F) | | 86 | 84 |
| | | | 1,585 |
| **Marine Ports & Services – 0.0%** | | | |
| DP World Ltd., 4.848%, 9–26–28 (F) | | 200 | 198 |
| **Security & Alarm Services – 0.4%** | | | |
| Prime Security Services Borrower LLC, 9.250%, 5–15–23 (F) | | 1,301 | 1,392 |
| Verisure Midholding AB, 5.750%, 12–1–23 (H) | EUR | 200 | 235 |
| Verisure Midholding AB, 5.750%, 12–1–23 (F)(H) | | 100 | 118 |
| | | | 1,745 |
| **Total Industrials – 1.8%** | | | 9,112 |
| **Information Technology** | | | |
| **Application Software – 1.0%** | | | |
| Infor (U.S.), Inc., 5.750%, 5–15–22 (H) | | 100 | 118 |
| Infor Software Parent LLC and Infor Software Parent, Inc. (7.125% Cash or 7.875% PIK), 7.125%, 5–1–21 (F)(J) | $ | 275 | 278 |
| Kronos Acquisition Holdings, Inc., 9.000%, 8–15–23 (F) | | 2,403 | 2,265 |
| Orbcomm, Inc., 8.000%, 4–1–24 (F) | | 1,015 | 1,076 |
| Riverbed Technology, Inc. and Project Homestake Merger Corp., 8.875%, 3–1–23 (F) | | 1,492 | 1,406 |
| | | | 5,143 |
| **Data Processing & Outsourced Services – 0.6%** | | | |
| Alliance Data Systems Corp., 5.375%, 8–1–22 (F) | | 1,107 | 1,115 |

## Column 2

| CORPORATE DEBT SECURITIES (Continued) | | Principal | Value |
|---|---|---:|---:|
| **Data Processing & Outsourced Services** (Continued) | | | |
| Italics Merger Sub, Inc., 7.125%, 7–15–23 (F) | $ | 2,145 | $ 2,196 |
| j2 Cloud Services LLC and j2 Global, Inc., 6.000%, 7–15–25 (F) | | 206 | 211 |
| | | | 3,522 |
| **IT Consulting & Other Services – 0.4%** | | | |
| Cardtronics, Inc. and Cardtronics USA, Inc., 5.500%, 5–1–25 (F) | | 121 | 115 |
| NCR Escrow Corp.: | | | |
| 5.875%, 12–15–21 | | 815 | 823 |
| 6.375%, 12–15–23 | | 739 | 753 |
| Pioneer Holding Corp., 9.000%, 11–1–22 (F) | | 641 | 662 |
| | | | 2,353 |
| **Total Information Technology – 2.0%** | | | 11,018 |
| **Materials** | | | |
| **Aluminum – 0.5%** | | | |
| Constellium N.V.: | | | |
| 5.750%, 5–15–24 (F) | | 1,000 | 994 |
| 6.625%, 3–1–25 (F) | | 816 | 826 |
| 5.875%, 2–15–26 (F) | | 391 | 383 |
| Novelis Corp. (GTD by Novelis, Inc.): | | | |
| 6.250%, 8–15–24 (F) | | 335 | 342 |
| 5.875%, 9–30–26 (F) | | 118 | 115 |
| | | | 2,660 |
| **Commodity Chemicals – 0.2%** | | | |
| CTC BondCo GmbH, 5.250%, 12–15–25 (H) | EUR | 200 | 231 |
| CTC BondCo GmbH, 5.250%, 12–15–25 (F)(H) | | 100 | 115 |
| NOVA Chemicals Corp.: | | | |
| 4.875%, 6–1–24 (F) | $ | 508 | 489 |
| 5.250%, 6–1–27 (F) | | 203 | 189 |
| | | | 1,024 |
| **Construction Materials – 0.2%** | | | |
| Hillman Group, Inc. (The), 6.375%, 7–15–22 (F) | | 1,120 | 1,008 |
| **Fertilizers & Agricultural Chemicals – 0.1%** | | | |
| Pinnacle Operating Corp., 9.000%, 5–15–23 (F) | | 336 | 299 |
| **Metal & Glass Containers – 0.1%** | | | |
| ARD Finance S.A. (7.125% Cash or 7.875% PIK), 7.125%, 9–15–23 (J) | | 200 | 203 |
| ARD Securities Finance S.a.r.l. (8.750% Cash or 8.750% PIK), 8.750%, 1–31–23 (F)(J) | | 418 | 418 |
| HudBay Minerals, Inc.: | | | |
| 7.250%, 1–15–23 (F) | | 65 | 67 |
| 7.625%, 1–15–25 (F) | | 98 | 101 |
| | | | 789 |

## Column 3

| CORPORATE DEBT SECURITIES (Continued) | | Principal | Value |
|---|---|---:|---:|
| **Paper Packaging – 0.1%** | | | |
| Flex Acquisition Co., Inc., 6.875%, 1–15–25 (F) | $ | 126 | $ 120 |
| Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A., 5.125%, 7–15–23 (F) | | 500 | 497 |
| | | | 617 |
| **Paper Products – 0.2%** | | | |
| American Greetings Corp., 8.750%, 4–15–25 (F) | | 1,299 | 1,234 |
| Suzano Austria GmbH, 6.000%, 1–15–29 (F) | | 200 | 201 |
| | | | 1,435 |
| **Specialty Chemicals – 0.2%** | | | |
| Ingevity Corp., 4.500%, 2–1–26 (F) | | 384 | 366 |
| Kraton Polymers LLC and Kraton Polymers Capital Corp., 7.000%, 4–15–25 (F) | | 200 | 205 |
| Valvoline Finco Two LLC, 5.500%, 7–15–24 | | 350 | 351 |
| | | | 922 |
| **Total Materials – 1.6%** | | | 8,754 |
| **Real Estate** | | | |
| **Office REITs – 0.2%** | | | |
| iStar Financial, Inc., Convertible, 6.500%, 7–1–21 | | 375 | 383 |
| iStar, Inc., Convertible, 3.125%, 9–15–22 | | 514 | 500 |
| | | | 883 |
| **Retail REITs – 0.1%** | | | |
| Link Finance (Cayman) 2009 Ltd., 2.875%, 7–21–26 | | 200 | 183 |
| **Total Real Estate – 0.3%** | | | 1,066 |
| **Telecommunication Services** | | | |
| **Alternative Carriers – 0.1%** | | | |
| Consolidated Communications Finance II Co., 6.500%, 10–1–22 (D) | | 807 | 762 |
| MTN (Mauritius) Investments Ltd., 4.755%, 11–11–24 | | 200 | 181 |
| | | | 943 |
| **Integrated Telecommunication Services – 1.7%** | | | |
| Frontier Communications Corp.: | | | |
| 6.875%, 1–15–25 | | 860 | 523 |
| 11.000%, 9–15–25 | | 1,409 | 1,098 |
| 8.500%, 4–1–26 (F) | | 550 | 520 |
| GCI, Inc., 6.875%, 4–15–25 | | 840 | 869 |
| Olympus Merger Sub, Inc., 8.500%, 10–15–25 (F) | | 2,588 | 2,374 |

## CORPORATE DEBT SECURITIES

| (Continued) | Principal | Value |
|---|---|---|
| **Integrated Telecommunication Services** (Continued) | | |
| Sprint Corp.: | | |
| 7.250%, 9–15–21 | $ 936 | $ 989 |
| 7.875%, 9–15–23 | 649 | 699 |
| 7.125%, 6–15–24 | 500 | 519 |
| 7.625%, 3–1–26 | 336 | 356 |
| Unitymedia GmbH, | | |
| 3.750%, 1–15–27 (H) | EUR 600 | 736 |
| | | 8,683 |
| **Wireless Telecommunication Service – 0.3%** | | |
| Bharti Airtel Ltd., | | |
| 4.375%, 6–10–25 | $ 200 | 185 |
| Digicel Group Ltd.: | | |
| 8.250%, 9–30–20 (F) | 200 | 153 |
| 7.125%, 4–1–22 (F) | 211 | 138 |
| Digicel Ltd., | | |
| 6.750%, 3–1–23 (D)(F) | 200 | 167 |
| Sable International Finance Ltd., | | |
| 6.875%, 8–1–22 (F) | 610 | 637 |
| Sprint Nextel Corp., | | |
| 11.500%, 11–15–21 | 108 | 127 |
| | | 1,407 |
| **Total Telecommunication Services – 2.1%** | | 11,033 |
| **Utilities** | | |
| **Electric Utilities – 0.0%** | | |
| Empresa Electrica Angamos S.A., | | |
| 4.875%, 5–25–29 | 191 | 188 |
| Israel Electric Corp. Ltd., | | |
| 6.875%, 6–21–23 (F) | 200 | 219 |
| | | 407 |
| **Independent Power Producers & Energy Traders – 0.1%** | | |
| Pattern Energy Group, Inc., | | |
| Convertible, | | |
| 4.000%, 7–15–20 | 663 | 663 |
| **Renewable Electricity – 0.5%** | | |
| Abengoa Yield plc, | | |
| 7.000%, 11–15–19 (F) | 2,221 | 2,266 |
| **Total Utilities – 0.6%** | | 3,336 |
| **TOTAL CORPORATE DEBT SECURITIES – 27.5%** | | $144,229 |

(Cost: $145,572)

## MORTGAGE-BACKED SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Mortgage-Backed Securities – 0.6%** | | |
| Barclays Commercial Mortgage Securities LLC, Commercial Mortgage Pass-Through Certificates, Series 2017-GLKS (1-Month U.S. LIBOR plus 370 bps), | | |
| 5.858%, 11–15–34 (F)(G) | 700 | 701 |

## MORTGAGE-BACKED SECURITIES

| (Continued) | Principal | Value |
|---|---|---|
| **Commercial Mortgage-Backed Securities** (Continued) | | |
| Waldorf Astoria Boca Raton Trust, Commercial Mortgage Pass-Through Certificates, Series 2016-BOCA, Class F (1-Month U.S. LIBOR plus 550 bps), | | |
| 7.658%, 6–15–29 (F)(G) | $ 2,500 | $2,506 |
| | | 3,207 |
| **Other Mortgage-Backed Securities—1.3%** | | |
| ALM Loan Funding VII R-2 Ltd., Series 2013-7R2A, Class DR2 (3-Month U.S. LIBOR plus 600 bps), | | |
| 8.373%, 10–15–27 (F)(G) | 700 | 698 |
| ALM Loan Funding XIX LLC, Series 2015-16A, Class D (3-Month U.S. LIBOR plus 510 bps), | | |
| 7.440%, 7–15–27 (F)(G) | 250 | 249 |
| Ashford Hospitality Trust, Series 2018-ASHF, ClassF (1-Month U.S. LIBOR plus 410 bps), | | |
| 6.258%, 4–15–35 (F)(G) | 600 | 602 |
| Consumer Loan Underlying Bond Credit Trust, Series 2017-P1, Class C (Mortgage spread to 3-year U.S. Treasury index), | | |
| 5.020%, 9–15–23 (F)(G) | 300 | 299 |
| Highbridge Loan Management Ltd., Series 2014-4A, Class DR (3-Month U.S. LIBOR plus 555 bps), | | |
| 7.889%, 1–28–30 (F)(G) | 250 | 244 |
| Marlette Funding Trust, Series 2017-2A, Class C, | | |
| 4.580%, 7–15–24 (F) | 750 | 752 |
| Northwoods Capital XIV Ltd. and Northwoods Capital XIV LLC, Series 2014-14A, Class D (3-Month U.S. LIBOR plus 395 bps), | | |
| 6.288%, 11–12–25 (F)(G) | 1,200 | 1,199 |
| Northwoods Capital XIV Ltd. and Northwoods Capital XIV LLC, Series 2014A, Class E (3-Month U.S. LIBOR plus 535 bps), | | |
| 7.688%, 11–12–25 (F)(G) | 300 | 299 |
| PNMAC GMSR Issuer Trust, Series 2018–GT1 (1-Month U.S. LIBOR plus 285 bps), | | |
| 5.066%, 2–25–23 (F)(G) | 2,100 | 2,124 |
| | | 6,466 |
| **TOTAL MORTGAGE-BACKED SECURITIES – 1.9%** | | $9,673 |

(Cost: $9,631)

## OTHER GOVERNMENT SECURITIES (K)

| | Principal | Value |
|---|---|---|
| **Luxembourg – 0.0%** | | |
| Amigo Luxembourg S.A., | | |
| 7.625%, 1–15–24 (H) | GBP 100 | 130 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 0.0%** | | $ 130 |

(Cost: $130)

## LOANS (G)

| | Principal | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Advertising – 0.2%** | | |
| Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps), | | |
| 5.492%, 7–25–21 (C) | $ 391 | $ 360 |
| Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps), | | |
| 8.742%, 7–25–22 | 375 | 314 |
| | | 674 |
| **Apparel Retail – 0.3%** | | |
| J. Crew Group, Inc. (ICE LIBOR plus 322 bps): | | |
| 5.450%, 3–5–21 | 114 | 104 |
| 5.462%, 3–5–21 | 82 | 74 |
| 5.606%, 3–5–21 | 301 | 274 |
| Talbots, Inc. (The) (ICE LIBOR plus 450 bps), | | |
| 6.742%, 3–19–20 | 766 | 750 |
| Talbots, Inc. (The) (ICE LIBOR plus 850 bps), | | |
| 10.742%, 3–19–21 | 275 | 266 |
| TRLG Intermediate Holdings LLC, | | |
| 10.000%, 10–27–22 | 133 | 129 |
| | | 1,597 |
| **Auto Parts & Equipment – 0.1%** | | |
| Rough Country LLC (ICE LIBOR plus 375 bps), | | |
| 5.826%, 5–25–23 (C) | 249 | 249 |
| **Automotive Retail – 0.2%** | | |
| Apro LLC (ICE LIBOR plus 400 bps), | | |
| 6.200%, 8–8–24 | 250 | 251 |
| Caliber Collision Centers, Inc. (ICE LIBOR plus 300 bps), | | |
| 5.242%, 2–1–24 | 279 | 281 |
| | | 532 |
| **Broadcasting – 0.2%** | | |
| MLN U.S. Holdco LLC: | | |
| 0.000%, 7–13–25 (L) | 318 | 321 |
| 0.000%, 7–13–26 (L) | 212 | 209 |
| Univision Communications, Inc. (ICE LIBOR plus 275 bps), | | |
| 4.992%, 3–15–24 | 390 | 379 |
| | | 909 |
| **Cable & Satellite – 0.2%** | | |
| Charter Communications Operating LLC (ICE LIBOR plus 200 bps), | | |
| 4.250%, 4–30–25 | 248 | 248 |
| CSC Holdings LLC (ICE LIBOR plus 225 bps), | | |
| 4.408%, 7–17–25 | 281 | 281 |
| Eircom Finco S.a.r.l. (3-Month EURIBOR plus 325 bps), | | |
| 3.250%, 4–18–24 (H) | EUR 250 | 292 |
| Liberty Cablevision of Puerto Rico LLC (ICE LIBOR plus 350 bps), | | |
| 5.839%, 1–7–22 | $ 16 | 16 |
| | | 837 |

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Casinos & Gaming – 0.3%** | | |
| Cosmopolitan of Las Vegas (The) (1-Month U.S. LIBOR plus 525 bps), 7.409%, 11–9–19 | $ 800 | $ 808 |
| GVC Holdings plc (ICE LIBOR plus 250 bps), 4.742%, 3–16–24 | 249 | 250 |
| Penn National Gaming, Inc., 0.000%, 8–15–25 (L) | 250 | 251 |
| | | 1,309 |
| **Department Stores – 0.0%** | | |
| J.C. Penney Co., Inc. (ICE LIBOR plus 425 bps), 6.567%, 6–23–23 | 228 | 209 |
| **Education Services – 0.4%** | | |
| BARBRI, Inc. (ICE LIBOR plus 425 bps), 6.354%, 12–1–23 | 228 | 228 |
| Laureate Education, Inc. (ICE LIBOR plus 350 bps), 5.742%, 4–26–24 | 1,419 | 1,424 |
| | | 1,652 |
| **Hotels, Resorts & Cruise Lines – 0.7%** | | |
| CIF Times Square Mezz 1 LLC and CPTS Hotel Lessee Mezz 1 LLC (1-Month U.S. LIBOR plus 600 bps), 8.133%, 5–9–20 | 77 | 77 |
| Hotel del Coronado (1–Month U.S. LIBOR plus 500 bps), 7.159%, 8–9–19 | 150 | 150 |
| Hudson Delano Senior Mezz LLC (1-Month U.S. LIBOR plus 650 bps), 8.659%, 2–9–20 | 1,700 | 1,714 |
| International Cruise & Excursion Gallery, Inc. (ICE LIBOR plus 525 bps), 7.492%, 6–8–25 | 200 | 196 |
| Times Square JV LLC and CPTS Hotel Lessee LLC (1–Month U.S. LIBOR plus 600 bps), 8.133%, 5–9–20 | 642 | 642 |
| Travel Leaders Group LLC (ICE LIBOR plus 400 bps), 6.158%, 1–25–24 | 573 | 579 |
| | | 3,358 |
| **Housewares & Specialties – 0.1%** | | |
| KIK Custom Products, Inc. (ICE LIBOR plus 400 bps), 6.242%, 5–15–23 | 697 | 693 |
| **Movies & Entertainment – 0.0%** | | |
| DHX Media Ltd. (ICE LIBOR plus 375 bps), 5.992%, 12–22–23 (C) | 166 | 162 |
| **Publishing – 0.1%** | | |
| Recorded Books, Inc. (ICE LIBOR plus 450 bps), 6.886%, 8–31–25 (C) | 192 | 193 |

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Restaurants – 0.2%** | | |
| NPC International, Inc. (ICE LIBOR plus 350 bps), 5.576%, 4–20–24 | $ 140 | $ 140 |
| NPC International, Inc. (ICE LIBOR plus 750 bps), 9.576%, 4–18–25 | 572 | 576 |
| | | 716 |
| **Specialized Consumer Services – 0.5%** | | |
| Asurion LLC (ICE LIBOR plus 275 bps), 5.242%, 11–3–23 | 5 | 5 |
| Asurion LLC (ICE LIBOR plus 300 bps), 5.242%, 11–3–24 | 419 | 422 |
| Asurion LLC (ICE LIBOR plus 600 bps), 8.742%, 8–4–25 | 666 | 684 |
| Eagle Bidco Ltd. (ICE LIBOR plus 475 bps), 5.473%, 5–6–22 (H) | GBP 500 | 649 |
| frontdoor, Inc. (ICE LIBOR plus 250 bps), 4.750%, 8–16–25 | $ 250 | 251 |
| Mister Car Wash Holdings, Inc. (ICE LIBOR plus 400 bps), 5.544%, 8–21–21 | 492 | 494 |
| | | 2,505 |
| **Specialty Stores – 0.6%** | | |
| Academy Sports + Outdoors (ICE LIBOR plus 400 bps), 6.104%, 7–2–22 | 38 | 29 |
| Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps), 7.509%, 10–16–23 | 532 | 534 |
| Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps), 11.432%, 5–21–24 | 923 | 912 |
| PETCO Animal Supplies, Inc. (ICE LIBOR plus 325 bps), 5.592%, 1–26–23 | 249 | 202 |
| PetSmart, Inc., 0.000%, 3–11–22 (L) | 21 | 18 |
| PetSmart, Inc. (3-Month ICE LIBOR plus 300 bps), 5.120%, 3–11–22 | 1,507 | 1,312 |
| | | 3,007 |
| **Textiles – 0.1%** | | |
| SIWF Holdings, Inc. (ICE LIBOR plus 425 bps), 6.408%, 6–15–25 (C) | 645 | 650 |
| **Tires & Rubber – 0.0%** | | |
| Winter Park Intermediate, Inc. (ICE LIBOR plus 475 bps), 6.870%, 4–4–25 | 250 | 246 |
| **Total Consumer Discretionary – 4.2%** | | 19,498 |

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Consumer Staples** | | |
| **Food Distributors – 0.1%** | | |
| Dairyland USA Corp. (ICE LIBOR plus 400 bps), 6.080%, 6–22–22 | $ 146 | $ 146 |
| Dole Food Co., Inc. (ICE LIBOR plus 300 bps): | | |
| 4.883%, 4–6–24 | 90 | 90 |
| 4.992%, 4–6–24 | 180 | 180 |
| 5.136%, 4–6–24 | 6 | 6 |
| 7.000%, 4–6–24 | 2 | 2 |
| | | 424 |
| **Household Products – 0.0%** | | |
| Wellness Merger Sub, Inc. (ICE LIBOR plus 475 bps), 7.029%, 6–30–24 | 183 | 183 |
| **Packaged Foods & Meats – 0.2%** | | |
| Post Holdings, Inc. (ICE LIBOR plus 225 bps), 4.220%, 5–24–24 | 280 | 280 |
| Sigma U.S. Corp. (ICE LIBOR plus 300 bps), 5.114%, 7–2–25 | 250 | 250 |
| | | 530 |
| **Personal Products – 0.1%** | | |
| Douglas Holding AG (3-Month EURIBOR plus 325 bps), 3.250%, 8–13–22 (H) | EUR 313 | 278 |
| **Soft Drinks – 0.1%** | | |
| Refresco Group N.V. (3-Month EURIBOR plus 325 bps), 3.250%, 1–22–25 (H) | 300 | 345 |
| **Tobacco – 0.0%** | | |
| Prestige Brands, Inc. (ICE LIBOR plus 200 bps), 4.242%, 1–26–24 | $ 176 | 176 |
| **Total Consumer Staples – 0.5%** | | 1,936 |
| **Energy** | | |
| **Coal & Consumable Fuels – 0.3%** | | |
| Foresight Energy LLC (ICE LIBOR plus 725 bps), 7.992%, 3–28–22 | 1,198 | 1,196 |
| Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 8.834%, 12–16–20 (M) | 982 | 260 |
| | | 1,456 |
| **Oil & Gas Drilling – 0.1%** | | |
| KCA Deutag Alpha Ltd., 0.000%, 5–16–20 (L) | 701 | 681 |
| **Oil & Gas Exploration & Production – 0.1%** | | |
| California Resources Corp. (ICE LIBOR plus 475 bps), 6.962%, 12–31–22 | 323 | 328 |

## Column 1

| LOANS (G) (Continued) | | Principal | Value |
|---|---|---|---|
| **Oil & Gas Refining & Marketing – 0.0%** | | | |
| EG America LLC (ICE LIBOR plus 400 bps), 6.386%, 2–6–25 | $ | 249 | $ 249 |
| **Oil & Gas Storage & Transportation – 0.2%** | | | |
| Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps), 12.992%, 2–16–21 | | 200 | 190 |
| Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps), 7.992%, 8–12–20 | | 825 | 810 |
| Oryx Southern Delaware Holdings LLC (ICE LIBOR plus 325 bps), 5.492%, 2–28–25 | | 249 | 244 |
| | | | 1,244 |
| **Total Energy – 0.7%** | | | 3,958 |
| **Financials** | | | |
| **Asset Management & Custody Banks – 0.3%** | | | |
| Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps), 9.092%, 7–20–26 (C) | | 689 | 703 |
| HarbourVest Partners LLC (ICE LIBOR plus 225 bps), 4.408%, 3–1–25 (C) | | 245 | 245 |
| Jade Germany GmbH (3-Month EURIBOR plus 475 bps), 5.750%, 5–31–23 (H) | EUR | 494 | 572 |
| | | | 1,520 |
| **Diversified Banks – 0.1%** | | | |
| Ocean Bidco, Inc. (ICE LIBOR plus 500 bps), 7.386%, 3–21–25 | $ | 246 | 247 |
| **Financial Exchanges & Data – 0.1%** | | | |
| Financial & Risk U.S. Holdings, Inc.: 0.000%, 10–1–25 (H)(L) | EUR | 480 | 518 |
| Hudson River Trading LLC (ICE LIBOR plus 425 bps), 6.326%, 4–3–25 (C) | $ | 380 | 382 |
| | | | 900 |
| **Insurance Brokers – 0.1%** | | | |
| NFP Corp. (ICE LIBOR plus 300 bps), 5.242%, 1–8–24 | | 276 | 276 |
| **Investment Banking & Brokerage – 0.4%** | | | |
| ION Trading Finance Ltd. (ICE LIBOR plus 400 bps), 6.386%, 11–21–24 | | 280 | 279 |
| Jane Street Group LLC (ICE LIBOR plus 375 bps), 5.992%, 8–25–22 | | 1,771 | 1,777 |
| | | | 2,056 |
| **Other Diversified Financial Services – 0.1%** | | | |
| AqGen Ascensus, Inc., 0.000%, 12–3–22 (C)(L) | | 21 | 21 |
| AqGen Ascensus, Inc. (ICE LIBOR plus 350 bps), 5.886%, 12–3–22 | | 315 | 316 |

## Column 2

| LOANS (G) (Continued) | | Principal | Value |
|---|---|---|---|
| **Other Diversified Financial Services (Continued)** | | | |
| AqGen Ascensus, Inc. (ICE LIBOR plus 350 bps), 5.886%, 12–3–22 (C) | $ | 13 | $ 13 |
| Aretec Group, Inc., 0.000%, 8–15–25 (C)(L) | | 250 | 252 |
| | | | 602 |
| **Property & Casualty Insurance – 0.1%** | | | |
| Alliant Holdings Intermediate LLC (ICE LIBOR plus 300 bps), 5.148%, 5–10–25 | | 36 | 36 |
| Hub International Ltd. (ICE LIBOR plus 300 bps), 5.335%, 4–25–25 | | 267 | 268 |
| | | | 304 |
| **Specialized Finance – 1.1%** | | | |
| Auris Luxembourg III S.a.r.l., 0.000%, 7–24–25 (H)(L) | EUR | 475 | 557 |
| BCPE Max Dutch Bidco B.V., 0.000%, 9–19–25 (H)(L) | | 213 | 249 |
| Capri Acquisitions Bidco Ltd. (3-Month EURIBOR plus 325 bps), 2.250%, 11–1–24 (H) | | 300 | 348 |
| EG Finco Ltd. (ICE LIBOR plus 475 bps), 5.550%, 2–6–25 (H) | GBP | 478 | 622 |
| Fugue Finance B.V. (3-Month EURIBOR plus 325 bps), 3.250%, 6–26–24 (H) | EUR | 500 | 582 |
| INEOS U.S. Finance LLC (ICE LIBOR plus 200 bps), 4.386%, 3–31–24 | $ | 248 | 249 |
| MA FinanceCo. LLC (ICE LIBOR plus 275 bps), 4.742%, 6–21–24 | | 48 | 48 |
| Mayfield Agency Borrower, Inc. (ICE LIBOR plus 450 bps), 6.742%, 2–28–25 (C) | | 1,766 | 1,774 |
| Mayfield Agency Borrower, Inc. (ICE LIBOR plus 850 bps), 10.742%, 2–28–26 (C) | | 502 | 494 |
| | | | 4,923 |
| **Total Financials – 2.3%** | | | 10,828 |
| **Health Care** | | | |
| **Biotechnology – 0.1%** | | | |
| Laboratoire BIOLAM LCD (3-Month EURIBOR plus 350 bps), 3.500%, 6–14–24 (H) | EUR | 500 | 579 |
| **Health Care Equipment – 0.3%** | | | |
| Exactech, Inc. (ICE LIBOR plus 375 bps), 5.992%, 2–14–25 | $ | 249 | 249 |
| LifeScan Global Corp., 0.000%, 6–19–25 (C)(L) | | 107 | 102 |
| Patterson Medical Holdings, Inc. (ICE LIBOR plus 475 bps), 7.092%, 8–28–22 (C) | | 248 | 238 |

## Column 3

| LOANS (G) (Continued) | | Principal | Value |
|---|---|---|---|
| **Health Care Equipment (Continued)** | | | |
| Sebia S.A. (3-Month EURIBOR plus 300 bps), 3.000%, 10–24–24 (H) | EUR | 300 | $ 347 |
| WW Medical and Healthcare Holdings Corp. (ICE LIBOR plus 375 bps), 5.992%, 11–2–24 | $ | 249 | 250 |
| | | | 1,186 |
| **Health Care Facilities – 0.5%** | | | |
| ATI Holdings Acquisition, Inc. (ICE LIBOR plus 350 bps), 5.648%, 5–10–23 (C) | | 247 | 248 |
| BW NHHC Holdco, Inc. (ICE LIBOR plus 500 bps), 7.158%, 5–15–25 | | 249 | 245 |
| Covenant Surgical Partners, Inc. (3-Month ICE LIBOR plus 475 bps), 6.842%, 9–29–24 (C) | | 10 | 10 |
| Covenant Surgical Partners, Inc. (ICE LIBOR plus 475 bps): | | | |
| 6.821%, 9–29–24 (C) | | 19 | 19 |
| 6.843%, 9–29–24 (C) | | 191 | 191 |
| 6.848%, 9–29–24 (C) | | 5 | 5 |
| 6.886%, 9–29–24 (C) | | 23 | 23 |
| Envision Healthcare Corp., 0.000%, 9–28–25 (L) | | 250 | 249 |
| Gentiva Health Services, Inc. (ICE LIBOR plus 375 bps), 6.000%, 7–2–25 (C) | | 1,261 | 1,275 |
| Gentiva Health Services, Inc. (ICE LIBOR plus 700 bps), 9.375%, 7–2–26 | | 322 | 330 |
| Select Medical Corp. (ICE LIBOR plus 350 bps): | | | |
| 4.900%, 3–6–24 | | 276 | 277 |
| 6.750%, 3–6–24 | | 1 | 1 |
| Team Health Holdings, Inc. (ICE LIBOR plus 275 bps), 4.992%, 2–6–24 | | 189 | 183 |
| | | | 3,056 |
| **Health Care Services – 0.7%** | | | |
| CHG PPC Parent LLC (ICE LIBOR plus 275 bps), 4.992%, 1–22–25 (C) | | 249 | 249 |
| Elysium Healthcare Holdings 3 Ltd. (ICE LIBOR plus 375 bps), 5.975%, 4–4–25 (H) | GBP | 44 | 56 |
| Elysium Healthcare Holdings 3 Ltd. (ICE LIBOR plus 525 bps), 5.975%, 4–4–25 (H) | | 456 | 585 |
| Hanger, Inc. (ICE LIBOR plus 350 bps), 5.742%, 3–6–25 (C) | $ | 249 | 248 |
| Heartland Dental LLC, 0.000%, 4–30–25 (L) | | 105 | 105 |
| Heartland Dental LLC (ICE LIBOR plus 375 bps), 5.992%, 4–30–25 | | 697 | 697 |
| LSCS Holdings, Inc., 0.000%, 3–9–25 (C)(L) | | 1 | 1 |

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Health Care Services** (Continued) | | |
| LSCS Holdings, Inc. (ICE LIBOR plus 425 bps): | | |
| 6.384%, 3–9–25 (C) | $ 10 | $ 10 |
| 6.563%, 3–9–25 (C) | 116 | 116 |
| 6.636%, 3–9–25 (C) | 42 | 41 |
| 6.751%, 3–9–25 (C) | 42 | 41 |
| SavaSeniorCare LLC (1-Month U.S. LIBOR plus 730 bps), | | |
| 9.459%, 10–11–18 | 1,288 | 1,289 |
| Schumacher Group (ICE LIBOR plus 400 bps), | | |
| 6.076%, 7–31–22 (C) | 200 | 202 |
| | | 3,640 |
| **Health Care Technology – 0.4%** | | |
| BioClinica Holding I L.P. (ICE LIBOR plus 425 bps), | | |
| 6.625%, 10–20–23 | 344 | 326 |
| Verscend Holding Corp. (ICE LIBOR plus 450 bps), | | |
| 6.742%, 8–27–25 | 1,520 | 1,532 |
| | | 1,858 |
| **Life Sciences Tools & Services – 0.1%** | | |
| Avantor, Inc. (3-Month EURIBOR plus 425 bps), | | |
| 4.250%, 11–22–24 (H) | EUR 298 | 348 |
| Avantor, Inc. (ICE LIBOR plus 400 bps), | | |
| 6.242%, 11–22–24 | $ 37 | 37 |
| Syneos Health, Inc. (ICE LIBOR plus 200 bps), | | |
| 4.242%, 8–1–24 | 195 | 196 |
| | | 581 |
| **Pharmaceuticals – 0.5%** | | |
| AI Sirona (Luxembourg) Acquisition S.a.r.l., | | |
| 0.000%, 7–10–25 (H)(L) | GBP 130 | 169 |
| AI Sirona (Luxembourg) Acquisition S.a.r.l. (3-Month EURIBOR plus 400 bps), | | |
| 0.000%, 7–10–25 (H)(L) | EUR 144 | 168 |
| Amneal Pharmaceuticals LLC (ICE LIBOR plus 350 bps), | | |
| 5.750%, 5–4–25 | $ 249 | 252 |
| Ceva Sante Animale (3-Month EURIBOR plus 300 bps), | | |
| 3.000%, 6–30–21 (H) | EUR 270 | 315 |
| Concordia International Corp. (ICE LIBOR plus 550 bps), | | |
| 7.620%, 9–6–24 | $ 200 | 195 |
| Ethypharm (ICE LIBOR plus 475 bps), | | |
| 5.424%, 7–21–23 (H) | GBP 500 | 653 |
| UIC Merger Sub, Inc. (ICE LIBOR plus 325 bps), | | |
| 5.492%, 8–31–24 | $ 248 | 248 |
| | | 2,000 |
| **Total Health Care – 2.6%** | | 12,900 |

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Industrials** | | |
| **Aerospace & Defense – 0.1%** | | |
| MB Aerospace Holdings II Corp. (ICE LIBOR plus 350 bps), | | |
| 5.742%, 1–22–25 | $ 248 | $ 249 |
| Tronair, Inc. (1-Month U.S. LIBOR plus 475 bps), | | |
| 7.566%, 9–8–23 (C) | 340 | 335 |
| Tronair, Inc. (Prime rate plus 375 bps), | | |
| 7.136%, 9–8–23 (C) | 3 | 3 |
| | | 587 |
| **Building Products – 0.1%** | | |
| C.H.I. Overhead Doors, Inc. (ICE LIBOR plus 375 bps), | | |
| 5.492%, 7–31–22 | 539 | 540 |
| **Construction & Engineering – 0.2%** | | |
| McDermott Technology (Americas), Inc. (ICE LIBOR plus 500 bps), | | |
| 7.242%, 5–10–25 | 1,345 | 1,363 |
| **Diversified Support Services – 0.7%** | | |
| Agro Merchants Intermediate Holdings L.P. (ICE LIBOR plus 375 bps), | | |
| 6.136%, 12–6–24 | 248 | 249 |
| Diamond (BC) B.V. (ICE LIBOR plus 300 bps), | | |
| 5.242%, 9–6–24 | 248 | 243 |
| MRO Holdings, Inc. (ICE LIBOR plus 525 bps), | | |
| 7.632%, 10–25–23 (C) | 496 | 499 |
| Packers Holdings LLC (ICE LIBOR plus 325 bps), | | |
| 5.383%, 12–4–24 | 248 | 248 |
| PT Holdings LLC (ICE LIBOR plus 400 bps), | | |
| 6.386%, 12–7–24 | 404 | 403 |
| USS Ultimate Holdings, Inc. (ICE LIBOR plus 375 bps), | | |
| 5.992%, 8–25–24 | 247 | 249 |
| USS Ultimate Holdings, Inc. (ICE LIBOR plus 775 bps), | | |
| 9.992%, 8–25–25 | 1,000 | 1,000 |
| | | 2,891 |
| **Environmental & Facilities Services – 0.1%** | | |
| SMI Acquisition, Inc. (ICE LIBOR plus 375 bps), | | |
| 6.094%, 11–1–24 | 248 | 236 |
| **Heavy Electrical Equipment – 0.0%** | | |
| Brookfield WEC Holdings, Inc. (ICE LIBOR plus 375 bps), | | |
| 5.992%, 8–1–25 | 250 | 253 |
| **Highways & Railtracks – 0.1%** | | |
| SH 130 Concession Co. LLC (3-Month ICE LIBOR plus 287.5 bps), | | |
| 5.117%, 6–5–20 | 734 | 737 |

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Industrial Conglomerates – 0.3%** | | |
| PAE Holding Corp. (ICE LIBOR plus 550 bps), | | |
| 7.886%, 10–20–22 | $1,179 | $ 1,181 |
| PAE Holding Corp. (ICE LIBOR plus 950 bps), | | |
| 11.886%, 10–20–23 | 122 | 122 |
| Zebra Technologies Corp. (ICE LIBOR plus 175 bps), | | |
| 4.063%, 10–27–21 | 310 | 312 |
| | | 1,615 |
| **Industrial Machinery – 0.1%** | | |
| Dynacast International LLC (ICE LIBOR plus 850 bps), | | |
| 10.886%, 1–30–23 (C) | 554 | 546 |
| **Office Services & Supplies – 0.0%** | | |
| Fastener Acquisition, Inc. (ICE LIBOR plus 425 bps): | | |
| 6.492%, 3–28–25 | 106 | 106 |
| 6.636%, 3–28–25 | 142 | 143 |
| | | 249 |
| **Research & Consulting Services – 0.1%** | | |
| APCO Holdings, Inc. (ICE LIBOR plus 550 bps), | | |
| 7.750%, 6–8–25 (C) | 193 | 194 |
| Information Resources, Inc. (ICE LIBOR plus 425 bps), | | |
| 6.567%, 1–18–24 | 281 | 282 |
| | | 476 |
| **Security & Alarm Services – 0.1%** | | |
| Garda World Security Corp. (ICE LIBOR plus 400 bps): | | |
| 5.821%, 5–26–24 | 232 | 233 |
| 7.500%, 5–26–24 | 1 | —* |
| U.S. Security Associates Holdings, Inc. (ICE LIBOR plus 400 bps), | | |
| 5.742%, 7–28–23 | 376 | 376 |
| | | 609 |
| **Trading Companies & Distributors – 0.1%** | | |
| Chill Merger Sub, Inc. (ICE LIBOR plus 350 bps), | | |
| 5.742%, 3–20–24 | 298 | 298 |
| **Trucking – 0.1%** | | |
| YRC Worldwide, Inc. (ICE LIBOR plus 850 bps), | | |
| 10.742%, 7–26–22 | 457 | 464 |
| **Total Industrials – 2.1%** | | 10,864 |
| **Information Technology** | | |
| **Application Software – 0.4%** | | |
| Applied Systems, Inc. (ICE LIBOR plus 700 bps), | | |
| 9.386%, 9–19–25 | 334 | 339 |
| Flexera Software LLC, | | |
| 0.000%, 1–25–25 (L) | 40 | 40 |

## Column 1

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Application Software** (Continued) | | |
| Flexera Software LLC (ICE LIBOR plus 325 bps), | | |
| 5.500%, 2–26–25 . . . . . . . . . . . . | $249 | $ 249 |
| Mitchell International, Inc. (ICE LIBOR plus 325 bps), | | |
| 5.492%, 11–30–24 . . . . . . . . . . . . | 210 | 210 |
| Mitchell International, Inc. (ICE LIBOR plus 725 bps), | | |
| 9.492%, 11–30–25 . . . . . . . . . . . . | 350 | 350 |
| Seattle Spinco, Inc. (ICE LIBOR plus 275 bps), | | |
| 4.742%, 6–21–24 . . . . . . . . . . . . . | 327 | 326 |
| SS&C Technologies Holdings, Inc. (ICE LIBOR plus 250 bps), | | |
| 4.492%, 4–16–25 . . . . . . . . . . . . . | 227 | 227 |
| VF Holding Corp. (ICE LIBOR plus 325 bps), | | |
| 5.492%, 6–4–25 . . . . . . . . . . . . . . | 250 | 251 |
| | | 1,992 |
| **Data Processing & Outsourced Services – 0.4%** | | |
| Colorado Buyer, Inc. (ICE LIBOR plus 300 bps), | | |
| 9.360%, 5–1–25 . . . . . . . . . . . . . . | 377 | 377 |
| Great Dane Merger Sub, Inc. (ICE LIBOR plus 375 bps), | | |
| 5.992%, 5–21–25 (C) . . . . . . . . . . | 537 | 537 |
| Navicure, Inc. (ICE LIBOR plus 375 bps), | | |
| 5.992%, 11–1–24 (C) . . . . . . . . . . . | 248 | 249 |
| Output Services Group, Inc. (ICE LIBOR plus 425 bps), | | |
| 6.492%, 3–27–24 . . . . . . . . . . . . . | 249 | 251 |
| | | 1,414 |
| **Internet Software & Services – 0.1%** | | |
| DigiCert Holdings, Inc., | | |
| 0.000%, 9–20–24 (L) . . . . . . . . . . . | 20 | 20 |
| DigiCert Holdings, Inc. (ICE LIBOR plus 475 bps), | | |
| 6.826%, 10–31–24 . . . . . . . . . . . . . | 249 | 250 |
| Parker Private Merger Sub, Inc., | | |
| 0.000%, 9–17–25 (L) . . . . . . . . . . . | 250 | 251 |
| | | 521 |
| **IT Consulting & Other Services – 0.3%** | | |
| CCC Information Services, Inc. (ICE LIBOR plus 675 bps), | | |
| 8.992%, 3–31–25 . . . . . . . . . . . . . | 285 | 286 |
| HS Purchaser LLC (ICE LIBOR plus 375 bps), | | |
| 5.992%, 3–29–25 (C) . . . . . . . . . . | 249 | 251 |
| NAVEX TopCo, Inc. (ICE LIBOR plus 325 bps), | | |
| 5.370%, 8–9–25 . . . . . . . . . . . . . . | 250 | 250 |
| Peak 10 Holding Corp. (ICE LIBOR plus 350 bps), | | |
| 5.886%, 8–1–24 . . . . . . . . . . . . . . | 248 | 245 |
| Triple Point Group Holdings, Inc. (ICE LIBOR plus 425 bps), | | |
| 6.636%, 7–13–20 . . . . . . . . . . . . . | 278 | 247 |
| | | 1,279 |

## Column 2

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Semiconductors – 0.1%** | | |
| Microchip Technology, Inc. (ICE LIBOR plus 200 bps), | | |
| 4.080%, 5–29–25 . . . . . . . . . . . $ | 234 | $ 234 |
| **Systems Software – 0.1%** | | |
| Inovalon Holdings, Inc. (ICE LIBOR plus 350 bps), | | |
| 5.625%, 4–2–25 . . . . . . . . . . . . . . | 250 | 250 |
| Park Place Technologies LLC (ICE LIBOR plus 400 bps), | | |
| 6.242%, 3–29–25 . . . . . . . . . . . . . | 249 | 249 |
| | | 499 |
| Total Information Technology – 1.4% | | 5,939 |
| **Materials** | | |
| **Commodity Chemicals – 0.2%** | | |
| HVSC Merger Sub Corp. (ICE LIBOR plus 400 bps): | | |
| 6.242%, 10–28–24 . . . . . . . . . . . | 178 | 178 |
| 6.313%, 10–28–24 . . . . . . . . . . . | 88 | 88 |
| ILPEA Parent, Inc. (ICE LIBOR plus 550 bps), | | |
| 7.000%, 3–2–23 . . . . . . . . . . . . . . | 518 | 520 |
| | | 786 |
| **Construction Materials – 0.1%** | | |
| Associated Asphalt Partners LLC (ICE LIBOR plus 525 bps), | | |
| 7.492%, 4–5–24 . . . . . . . . . . . . . . | 172 | 172 |
| Hillman Group, Inc. (The), | | |
| 0.000%, 5–31–25 (L) . . . . . . . . . . | 719 | 711 |
| | | 883 |
| **Diversified Chemicals – 0.1%** | | |
| Caldic B.V. (3-Month EURIBOR plus 325 bps), | | |
| 3.000%, 7–18–24 (H) . . . . . . . . . EUR 500 | | 575 |
| **Metal & Glass Containers – 0.1%** | | |
| Crown Americas LLC (ICE LIBOR plus 200 bps), | | |
| 4.163%, 4–3–25 . . . . . . . . . . . . . $ | 249 | 250 |
| **Paper Packaging – 0.1%** | | |
| Flex Acquisition Co., Inc. (ICE LIBOR plus 325 bps), | | |
| 5.751%, 6–22–25 . . . . . . . . . . . . . | 250 | 251 |
| **Specialty Chemicals – 0.3%** | | |
| Ferro Corp. (ICE LIBOR plus 225 bps), | | |
| 4.636%, 2–14–24 . . . . . . . . . . . . . | 281 | 281 |
| SK Spice Holdings S.a.r.l. (3-Month ICE LIBOR plus 425 bps), | | |
| 6.583%, 7–11–24 . . . . . . . . . . . . . | 351 | 351 |
| Starfruit Finco B.V., | | |
| 0.000%, 9–20–25 (H)(L) . . . . . . . . EUR 316 | | 370 |
| Starfruit U.S. Holdco LLC, | | |
| 0.000%, 9–20–25 (L) . . . . . . . . . $ | 250 | 251 |
| Styrolution Group GmbH (ICE LIBOR plus 375 bps), | | |
| 4.386%, 9–30–21 . . . . . . . . . . . . . | 214 | 214 |

## Column 3

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Specialty Chemicals** (Continued) | | |
| W.R. Grace & Co. – Conn (ICE LIBOR plus 175 bps), | | |
| 4.136%, 4–3–25 . . . . . . . . . . . . . $ | 250 | $ 251 |
| | | 1,718 |
| Total Materials – 0.9% | | 4,463 |
| **Real Estate** | | |
| **Hotel & Resort REITs – 0.2%** | | |
| Hospitality Investors Trust, Inc. (1-Month U.S. LIBOR plus 650 bps), | | |
| 8.633%, 5–1–19 . . . . . . . . . . . . . | 1,000 | 1,000 |
| **Industrial REITs – 0.2%** | | |
| Avolon TLB Borrower 1 U.S. LLC (ICE LIBOR plus 200 bps), | | |
| 4.165%, 1–15–25 . . . . . . . . . . . . . | 296 | 297 |
| Terra Millennium Corp. (ICE LIBOR plus 625 bps), | | |
| 8.500%, 10–31–22 (C) . . . . . . . . . | 536 | 537 |
| | | 834 |
| **Retail REITs – 0.2%** | | |
| Inland Retail Real Estate Trust, Inc. (1-Month U.S. LIBOR plus 650 bps), | | |
| 8.604%, 4–1–19 . . . . . . . . . . . . . | 1,161 | 1,167 |
| **Specialized REITs – 0.1%** | | |
| Access CIG LLC, | | |
| 0.000%, 2–27–25 (L) . . . . . . . . . | 28 | 28 |
| Access CIG LLC (ICE LIBOR plus 375 bps), | | |
| 5.992%, 2–27–25 . . . . . . . . . . . . . | 255 | 256 |
| | | 284 |
| Total Real Estate – 0.7% | | 3,285 |
| **Telecommunication Services** | | |
| **Alternative Carriers – 0.1%** | | |
| Level 3 Financing, Inc. (ICE LIBOR plus 225 bps), | | |
| 4.432%, 2–22–24 . . . . . . . . . . . . . | 280 | 281 |
| **Integrated Telecommunication Services – 0.9%** | | |
| CenturyLink, Inc. (ICE LIBOR plus 275 bps): | | |
| 4.992%, 9–30–22 . . . . . . . . . . . . | 1,055 | 1,053 |
| 4.992%, 1–31–25 . . . . . . . . . . . . | 478 | 474 |
| Securus Technologies Holdings, Inc., | | |
| 0.000%, 11–1–24 (L) . . . . . . . . . | 82 | 82 |
| Securus Technologies Holdings, Inc. (ICE LIBOR plus 450 bps), | | |
| 6.742%, 11–1–24 . . . . . . . . . . . . . | 269 | 269 |
| TDC A/S (3-Month EURIBOR plus 350 bps), | | |
| 3.500%, 6–11–25 (H) . . . . . . . . . EUR 435 | | 509 |
| TDC A/S (ICE LIBOR plus 350 bps), | | |
| 5.839%, 6–11–25 . . . . . . . . . . . . $ | 250 | 252 |
| Unitymedia GmbH (3-Month EURIBOR plus 275 bps), | | |
| 2.750%, 1–15–27 (H) . . . . . . . . . EUR 458 | | 534 |

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| Integrated Telecommunication Services (Continued) | | |
| West Corp. (3-Month ICE LIBOR plus 400 bps), 6.242%, 10–10–24 | $1,366 | $ 1,361 |
| Westmoreland Coal Co., 0.000%, 5–22–19 (L) | 37 | 36 |
| Westmoreland Coal Co. (3-Month U.S. LIBOR plus 825 bps), 10.562%, 5–22–19 | 165 | 164 |
| | | 4,734 |
| Total Telecommunication Services – 1.0% | | 5,015 |
| TOTAL LOANS – 16.4% | | $78,686 |
| (Cost: $78,993) | | |

| SHORT–TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (O) – 1.8% | | |
| Kroger Co. (The), 2.350%, 10–1–18 | 4,314 | 4,313 |

| SHORT–TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Paper (O) (Continued) | | |
| Sonoco Products Co., 2.330%, 10–1–18 | $ 2,116 | $ 2,116 |
| Wisconsin Electric Power Co., 2.252%, 10–3–18 | 3,000 | 2,999 |
| | | 9,428 |
| Master Note – 2.0% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10–5–18 (N) | 10,302 | 10,302 |
| Money Market Funds–2.6% | | |
| Dreyfus Institutional Preferred Government Money Market Fund-Institutional Shares, 2.140%, (P)(Q) | 13,457 | 13,457 |

| SHORT–TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| United States Government Agency Obligations – 0.5% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 2.220%, 10–7–18 (N) | $2,440 | $ 2,440 |
| TOTAL SHORT-TERM SECURITIES – 6.9% | | $ 35,627 |
| (Cost: $35,629) | | |
| TOTAL INVESTMENT SECURITIES – 101.9% | | $521,256 |
| (Cost: $493,823) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.9)% | | (9,932) |
| NET ASSETS – 100.0% | | $ 511,324 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities whose value was determined using significant unobservable inputs.

(D) All or a portion of securities with an aggregate value of $13,855 are on loan.

(E) Restricted securities. At September 30, 2018, the Fund owned the following restricted securities:

| Security | Acquisition Date(s) | Principal | Cost | Market Value |
|---|---|---|---|---|
| Novae Group plc (3-Month U.S. LIBOR plus 405 bps), 6.364%, 06-30-34 | 8-4-17 | $400 | $ 387 | $ 399 |
| | | Shares | | |
| Pinnacle Agriculture Enterprises LLC | 3-10-17 | 233 | 106 | 130 |
| Targa Resources Corp., 9.500% | 10-24-17 | 1 | 1,415 | 1,375 |
| | | | $1,908 | $1,904 |

The total value of these securities represented 0.4% of net assets at September 30, 2018.

(F) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $125,146 or 24.5% of net assets.

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(H) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro and GBP - British Pound).

(I) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2018.

(J) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(K) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(L)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(M)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(N)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(O)Rate shown is the yield to maturity at September 30, 2018.

(P)Investment made with cash collateral received from securities on loan.

(Q)Rate shown is the annualized 7-day yield at September 30, 2018.

The following forward foreign currency contracts were outstanding at September 30, 2018:

| Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|
| British Pound | 5,120 | U.S. Dollar 6,797 | 1–31–19 | JPMorgan Securities LLC | $ 82 | $— |
| Euro | 3,588 | U.S. Dollar 4,268 | 1–31–19 | JPMorgan Securities LLC | 58 | — |
| Euro | 5,382 | U.S. Dollar 6,973 | 9–30–21 | JPMorgan Securities LLC | 97 | — |
| Euro | 499 | U.S. Dollar 584 | 10–5–18 | Morgan Stanley International | 4 | — |
| | | | | | $241 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 8,033 | $ — | $ 61 |
| Consumer Staples | 22,087 | — | — |
| Energy | 31,026 | — | — |
| Financials | 31,539 | — | — |
| Health Care | 31,320 | — | — |
| Industrials | 24,575 | — | — |
| Information Technology | 12,910 | — | — |
| Materials | 17,152 | — | — |
| Real Estate | 47,516 | — | — |
| Telecommunication Services | 3,977 | — | — |
| Utilities | 7,946 | — | — |
| Total Common Stocks | $238,081 | $ — | $ 61 |
| Investment Funds | 6,260 | — | — |
| Preferred Stocks | — | 1,375 | 130 |
| Asset-Backed Securities | — | 7,004 | — |
| Corporate Debt Securities | — | 144,229 | — |
| Mortgage-Backed Securities | — | 9,673 | — |
| Other Government Securities | — | 130 | — |
| Loans | — | 67,180 | 11,506 |
| Short-Term Securities | 13,457 | 22,170 | — |
| Total | $257,798 | $ 251,761 | $11,697 |
| Forward Foreign Currency Contracts | $ — | $ 241 | $ — |

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Common Stocks | Preferred Stocks | Mortgage-Backed Securities | Loans |
|---|---|---|---|---|
| Beginning Balance 10–1–17 | $ — | $147 | $ 300 | $ 6,671 |
| Net realized gain (loss) | — | — | — | (14) |
| Net change in unrealized appreciation (depreciation) | 54 | (17) | — | 54 |
| Purchases | 7 | — | — | 9,430 |
| Sales | — | — | — | (2,654) |
| Amortization/Accretion of premium/discount | — | — | — | 9 |
| Transfers into Level 3 during the period | — | — | — | 649 |
| Transfers out of Level 3 during the period | — | — | (300) | (2,639) |
| Ending Balance 9–30–18 | $ 61 | $130 | $ — | $11,506 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–18 | $54 | $ (17) | $ — | $ 60 |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the year ended September 30, 2018, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

| | Fair Value at 9-30-18 | Valuation Technique(s) | Unobservable Input(s) | Input Value(s) |
|---|---|---|---|---|
| **Assets** | | | | |
| Common Stocks | $ 61 | Market comparable approach | Adjusted EBITDA multiple | 9.19x |
| Preferred Stocks | 130 | Market comparable approach | Adjusted EBITDA multiple Illiquidity Discount | 11.10x 10% |
| Loans | 11,506 | Third-party vendor service | Broker quotes | N/A |

Significant increases (decreases) in the adjusted revenue multiple and adjusted EBITDA multiple inputs could result in a higher (lower) fair value measurement. However, significant increases (decreases) in the illiquidity discount input could result in a lower (higher) fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CLO = Collateralized Loan Obligation
EURIBOR = Euro Interbank Offered Rate
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in kind
REIT = Real Estate Investment Trust
TB = Treasury Bill

SEPTEMBER 30, 2018

**Country Diversification**

(as a % of net assets)

| | |
|---|---|
| United States | 56.4% |
| France | 6.3% |
| United Kingdom | 6.3% |
| Netherlands | 4.0% |
| Canada | 3.7% |
| Luxembourg | 2.5% |
| Japan | 2.4% |
| Hong Kong | 2.2% |
| Switzerland | 2.1% |
| China | 1.3% |
| Ireland | 1.3% |
| Spain | 1.1% |
| Other Countries | 5.4% |
| Other+ | 5.0% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)

*The Ivy Apollo Strategic Income Fund is managed overall by Ivy Investment Management Company, which has retained Apollo Credit Management, LLC to sub-advise the Fund's total return strategy sleeve. Below, a portfolio manager of the Fund, Mark G. Beischel, CFA, discusses positioning, performance and results for the fiscal year ended September 30, 2018. Mr. Beischel has managed the Fund since inception and has 25 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2018

| | |
|---|---|
| Ivy Apollo Strategic Income Fund<br>(Class A shares at net asset value) | 1.53% |
| Ivy Apollo Strategic Income Fund<br>(Class A shares including sales charges) | -4.34% |

Benchmark(s) and/or Lipper Category

| | |
|---|---|
| 50% Bloomberg Barclays Global Credit 1-10 Year Hedged Index/50% ICEBofAML U.S. High Yield Index<br>(generally reflects the performance of the global bond market with a hedged component intended to reduce the index's currency risk, and the performance of securities representing the high-yield sector of the bond market) | 1.86% |
| 50% Bloomberg Barclays Multiverse Index/50% ICE BofAML U.S. High Yield Index<br>(generally reflects the performance of the global bond market, and the performance of securities representing the high-yield sector of the bond market) | 0.80% |
| Bloomberg Barclays Global Credit 1-10 Year Hedged Index<br>(generally reflects the performance of securities representing the global bond market with a hedged component intended to reduce the index's currency risk.) | 0.79% |
| Bloomberg Barclays Multiverse Index<br>(generally reflects the performance of securities representing the global bond market) | -1.32% |
| ICE BofAML U.S. High Yield Index<br>(generally reflects the performance of securities representing the high-yield sector of the bond market) | 2.94% |
| Lipper Multi-Sector Income Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 0.61% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Effective May 2018, the Fund's blended benchmark changed to 50% Bloomberg Barclays Global Credit 1-10 Year Hedged Index + 50% ICE BofAML US High Yield Index from the prior blended benchmark of 50% Bloomberg Barclays Multiverse Index + 50% ICE BofAML U.S. High Yield Index. Ivy Investment Management Company believes the new blended benchmark and new component are more reflective of the types of securities in which the Fund invests than the prior blended benchmark. The prior blended benchmark is shown for comparison purposes. The performance discussion below is at net asset value (NAV).*

## Improving global climate

As a whole, global equities were higher for the fiscal year with the U.S. and Japan the standout performers as the fiscal year ended. Emerging market equities underperformed during calendar year 2018 after starting the fiscal year with strong performance. As global liquidity waned late in the fiscal year, weaker emerging market countries such as Turkey, Argentina, Brazil and Mexico faced wider credit spreads, weaker currencies and lower stock prices.

Volatility in the global fixed income markets also increased late in the fiscal year. Political concerns emerged from elections in Italy's, where a new government brought the European Union's (EU) sustainability back into the spotlight. The new Italian government's targeted budget deficit was more aggressive than the market expected, resulting in euro weakening and Italian government rates increasing. Against this backdrop, the U.S. dollar showed ongoing strength during the fiscal year against other world currencies.

The Trump administration's policies regarding international trade and investment emerged as an important source of downside risk for the global economy during the fiscal year. As the year came to a close, the administration completed a revamp of the North American Free Trade Agreement (NAFTA) with Mexico and Canada — named the U.S.-Mexico-Canada Agreement (USMCA) — but trade talks with China did not make similar progress. Tariffs and the potential for an extended trade war between the U.S. and China emerged during the year and extended to other countries. Tariffs were in place on much of the world's steel and aluminum shipments to the U.S. along with a range of other consumer and industrial goods. Most of the affected nations have imposed their own tariffs on a broad range of U.S. goods. It is unclear what the end-game strategy is for the Trump administration related to trade, which added to market uncertainty.

## Portfolio strategy

The Fund finished the fiscal year with a positive return that was slightly less than the positive return of its blended benchmark index, but higher than the return of its peer group average.

The Fund benefited from its relatively shorter effective duration and large weighting in credit, as the Trump administration's pro-growth policies on fiscal stimulus, tax reforms and reduced regulations allowed improvement in U.S. economic conditions that lead to tightening in credit spreads. The main contributor to the positive return was the Fund's high-yield exposure in the CCC- rated bond market and to the leveraged loan market. The CCC sector within the high yield market continued to benefit from a lack of issuance as well as exposure to U.S. rather than international growth. The leveraged loan market continued to benefit from rising short-term interest rates, based on the U.S. Federal Reserve (Fed) steadily increasing rates.

The Fed increased the fed funds rate late in the fiscal year to a range of 2.00-2.25%, a 0.25-percentage point increase from the prior level, marking the third rate increase in calendar year 2018 and the eighth increase since December 2015. The Fed indicated it had determined that it had met is dual mandate, with the unemployment rate at 3.9% as the fiscal year ended and core inflation approaching the Fed's 2% target.

We again maintained a low duration in the Fund and have built what we believe to be plenty of liquidity. We believe shorter duration will enable the portfolio to continue to focus on higher yielding corporate bonds, while greater liquidity will allow us to be more responsive to changing market environments.

## Outlook

We think President Donald Trump will use the USMCA framework for future trade negotiations with the EU and Japan. Further negotiations with China do not appear to be imminent. Emerging-market growth is now under pressure from the combination of a stronger U.S. dollar and higher oil prices. The outlook is further clouded by the aggressive U.S. trade policy. These headwinds could result in sales and earnings pressure for multinational and emerging market companies. In Europe, political uncertainty has increased largely due the region's inability to effectively manage and absorb a large population of refugees.

We think the Fed will continue gradual rate hikes and expect another increase during 2018. The market also is anticipating two or three increases in 2019.

We believe the shape of the yield curve will remain flat, with the Fed continuing its approach of increased short-term rates and measured inflationary pressures on the long end of the curve. The long end of the curve also is being affected by what we consider "push" forces (increased Treasury supply from budget deficits, Fed balance sheet normalization and increased term premiums) and "pull" forces (global trade concerns, a strong U.S. dollar, political concerns and emerging market volatility).

U.S. labor markets continue to grow and beat expectations, which has kept consumer confidence near cycle highs and supported strong spending growth.

We believe trade will continue to be a risk factor going forward. There is the potential for more tariffs followed by retaliatory actions that might impact companies' capital investment plans. In our view, a negative feedback loop could affect the markets and ultimately consumer confidence.

We believe that U.S. economic growth is likely to continue to benefit from lower individual and corporate tax rates, vigorous private-sector hiring and consumer spending.

We think pressure on U.S. interest rates is likely to continue as a growing Treasury supply from budget deficits and the normalization of the Fed balance sheet combine to put some term premium back into the yield curve.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Although asset allocation among different sleeves and asset categories generally tends to limit risk and exposure to any one sleeve, the risk remains that the allocation of assets may skew toward a sleeve that performs poorly relative to the Fund's other sleeves, or to the market as a whole, which would result in the Fund performing poorly.**

**While Ivy Investment Management Company (IICO) monitors the investments of Apollo Credit Management (Apollo) in addition to the overall management of the Fund, including rebalancing the Fund's target allocations,**

IICO and Apollo make investment decisions for their investment sleeves independently from one another. It is possible that the investment styles used by IICO or Apollo will not always complement each other, which could adversely affect the performance of the Fund. As a result, the Fund's aggregate exposure to a particular industry or group of industries, or to a single issuer, could unintentionally be larger or smaller than intended.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed income securities are subject to interest rate risk and, as such, the NAV of the Fund may fall as interest rates rise.

Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Fund's prospectus

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Apollo Strategic Income Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | **1.8%** |
| Financials | 1.3% |
| Energy | 0.3% |
| Consumer Discretionary | 0.1% |
| Consumer Staples | 0.1% |
| Health Care | 0.0% |
| Bonds | **94.9%** |
| Corporate Debt Securities | 58.5% |
| Loans | 17.3% |
| Other Government Securities | 9.4% |
| United States Government and Government Agency Obligations | 6.6% |
| Mortgage-Backed Securities | 1.9% |
| Asset-Backed Securities | 1.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.3% |

## Country Weightings

| | |
|---|---|
| North America | **63.6%** |
| United States | 57.9% |
| Other North America | 5.7% |
| Europe | **15.4%** |
| Luxembourg | 4.1% |
| Other Europe | 11.3% |
| Pacific Basin | **6.6%** |
| South America | **6.2%** |
| Bahamas/Caribbean | **2.9%** |
| Other | **1.7%** |
| Middle East | **0.3%** |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.3% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | **34.2%** |
| AAA | 5.5% |
| AA | 3.3% |
| A | 8.2% |
| BBB | 17.2% |
| Non-Investment Grade | **60.7%** |
| BB | 14.2% |
| B | 30.2% |
| CCC | 11.3% |
| Below CCC | 0.4% |
| Non-rated | 4.6% |
| Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities | 5.1% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | Value |
|---|---|
| Ivy Apollo Strategic Income Fund, Class A Shares[1] | $10,522 |
| 50% Bloomberg Barclays Global Credit 1-10 Year Hedged Index/ 50% ICE BofAML US High Ylied Index[a] | $11,894 |
| 50% Bloomberg Barclays Multiverse Index/50% ICE BofAML US High Yield Index[b] | $11,660 |
| Bloomberg Barclays Global Credit 1-10 Year Hedged Index[a] | $11,136 |
| Bloomberg Barclays Multiverse Index[b] | $10,688 |
| ICE BofAML US High Yield Index | $12,691 |

(a)Effective April 2018, the Fund's blended benchmark changed from 50% Bloomberg Barclays Multiverse Index + 50% ICE BofAML US High Yield Index to 50% Bloomberg Barclays Global Credit 1-10 Year Hedged Index + 50% ICE BofAML US High Yield Index, and the Bloomberg Barclays Multiverse Index component changed to the Bloomberg Barclays Global Credit 1-10 Year Hedged Index component. IICO believes that the blended benchmark of 50% Bloomberg Barclays Global Credit 1-10 Year Hedged Index + 50% ICE BofAML US High Yield Index and the Bloomberg Barclays Global Credit 1-10 Year Hedged Index component are more reflective of the types of securities in which the Fund invests than the prior blended benchmark and benchmark component.

(b)The prior blended benchmark and benchmark components are shown for comparison purposes.

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class C | Class I | Class N | Class Y |
|---|---|---|---|---|---|
| 1-year period ended 9-30-18 | -4.34% | 0.82% | 1.95% | 1.92% | 1.58% |
| 5-year period ended 9-30-18 | — | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — | — |
| Since Inception of Class through 9-30-18[4] | 1.71% | 3.03% | 4.08% | 4.13% | 3.79% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)10-1-15 for Class A shares, 10-1-15 for Class C shares, 10-1-15 for Class I shares, 10-1-15 for Class N shares and 10-1-15 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SEPTEMBER 30, 2018

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Canada | | |
| Health Care – 0.0% | | |
| Concordia International Corp. (A) .... | 8 | $ 168 |
| | | |
| Total Canada – 0.0% | | 168 |
| Netherlands | | |
| Consumer Discretionary – 0.0% | | |
| Altice N.V., Class A (A) ........... | 11 | 29 |
| | | |
| Total Netherlands – 0.0% | | 29 |
| United States | | |
| Consumer Discretionary – 0.1% | | |
| Altice USA, Inc., Class A ........... | 4 | 81 |
| Cumulus Media, Inc., Class A (A) .... | 1 | 16 |
| Laureate Education, Inc., Class A (A) ................... | 20 | 304 |
| True Religion Apparel, Inc. (A)(B) .... | 1 | 68 |
| | | 469 |
| | | |
| Total United States – 0.1% | | 469 |
| | | |
| TOTAL COMMON STOCKS – 0.1% | | $ 666 |
| (Cost: $658) | | |

| INVESTMENT FUNDS | | |
|---|---|---|
| United States – 1.3% | | |
| iShares iBoxx $ High Yield Corporate Bond ETF (C) ................. | 78 | 6,703 |
| | | |
| TOTAL INVESTMENT FUNDS – 1.3% | | $6,703 |
| (Cost: $6,603) | | |

| PREFERRED STOCKS | | |
|---|---|---|
| United States | | |
| Consumer Staples – 0.1% | | |
| Pinnacle Agriculture Enterprises LLC (A)(B)(D) ................. | 389 | 217 |
| | | |
| Energy – 0.3% | | |
| Targa Resources Corp., 9.500% (D) ................. | 1 | 1,578 |
| | | |
| Total United States – 0.4% | | 1,795 |
| | | |
| TOTAL PREFERRED STOCKS – 0.4% | | $1,795 |
| (Cost: $1,801) | | |

| ASSET-BACKED SECURITIES | Principal | |
|---|---|---|
| Cayman Islands – 0.0% | | |
| Anchorage Capital CLO Ltd., Series 2014-4RA, Class E (3-Month U.S. LIBOR plus 550 bps) 7.839%, 1–28–31 (E)(F) ......... | $ 250 | 243 |

| ASSET-BACKED SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Cayman Islands (Continued) | | |
| Greenwood Park CLO Ltd., Series 2018-1A, Class E (3-Month U.S. LIBOR plus 495 bps) 6.975%, 4–15–31 (E)(F) ........ | $ 250 | $ 237 |
| Greywolf CLO Ltd., Series 2015-1A, Class DR (3-Month U.S. LIBOR plus 585 bps) 8.185%, 1–27–31 (E)(F) .......... | 250 | 247 |
| | | 727 |
| | | |
| United States – 1.2% | | |
| Adams Mill CLO Ltd., Series 2014-1A, Class D1 (3-Month U.S. LIBOR plus 350 bps) 5.839%, 7–15–26 (E)(F) ......... | 400 | 399 |
| Anchorage Credit Funding Ltd., Series 2015-2A, Class D 7.300%, 1–25–31 (E) ........... | 400 | 395 |
| Antares CLO 2017-1A Ltd. (3-Month U.S. LIBOR plus 775 bps) 10.098%, 7–20–28 (F) .......... | 1,350 | 1,346 |
| Benefit Street Partners CLO Ltd., Series 2018-14A,Class E (3-Month U.S. LIBOR plus 535 bps) 7.698%, 4–20–31 (E)(F) ......... | 250 | 240 |
| Fortress Credit BSL Ltd., Series 2018-1A, Class ER (3-Month U.S. LIBOR plus 645 bps) 8.783%, 7–23–31 (E)(F) ......... | 750 | 727 |
| Golub Capital Partners CLO Ltd., Series 2013-17A, Class CR (3-Month U.S. LIBOR plus 350 bps) 5.835%, 10–25–30 (E)(F) ........ | 1,000 | 986 |
| ICG U.S. CLO Ltd., Series 2014-1A, Class DR (3-Month U.S. LIBOR plus 649 bps) 8.838%, 1–20–30 (E)(F) ......... | 250 | 253 |
| TIAA Churchill Middle Market CLO I Ltd., Series 2016-1A, Class D (3-Month U.S. LIBOR plus 540 bps) 7.748%, 10–20–28 (E)(F) ........ | 250 | 250 |
| Trinitas CLO Ltd., Series 2018-8A, Class E (3-Month U.S. LIBOR plus 590 bps) 8.251%, 7–20–31 (E)(F) ......... | 500 | 496 |
| ZAIS CLO 7 Ltd., Series 2017-2A, Class E (3-Month U.S. LIBOR plus 715 bps) 9.489%, 4–15–30 (E)(F) ......... | 500 | 499 |
| | | 5,591 |
| | | |
| TOTAL ASSET-BACKED SECURITIES – 1.2% | | $ 6,318 |
| (Cost: $6,287) | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| Argentina | | |
| Energy – 0.2% | | |
| Pampa Energia S.A. 7.500%, 1–24–27 (E) .......... | $1,200 | $1,062 |
| | | |
| Total Argentina – 0.2% | | 1,062 |
| Australia | | |
| Financials – 0.3% | | |
| Australia and New Zealand Banking Group Ltd. 4.500%, 3–19–24 (E) .......... | 1,500 | 1,495 |
| Utilities – 0.3% | | |
| Ausgrid Finance Pty Ltd. 3.850%, 5–1–23 (E) ............ | 1,400 | 1,391 |
| | | |
| Total Australia – 0.6% | | 2,886 |
| Austria | | |
| Consumer Staples – 0.1% | | |
| JBS Investments GmbH (GTD by Hungary Holdings Kft) 7.250%, 4–3–24 .............. | 200 | 204 |
| JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10–28–20 (E) .......... | 600 | 610 |
| | | 814 |
| Materials – 0.4% | | |
| Bahia Sul Holdings GmbH 5.750%, 7–14–26 (E) ........... | 2,000 | 2,017 |
| | | |
| Total Austria – 0.5% | | 2,831 |
| Bermuda | | |
| Consumer Staples – 0.2% | | |
| Bacardi Ltd. 4.450%, 5–15–25 (E) ........... | 1,100 | 1,096 |
| | | |
| Total Bermuda – 0.2% | | 1,096 |
| Brazil | | |
| Consumer Staples – 0.3% | | |
| Cosan Ltd. 5.950%, 9–20–24 (E) .......... | 1,725 | 1,628 |
| Materials – 0.4% | | |
| Fibria Overseas Finance Ltd.: 5.250%, 5–12–24 (C) .......... | 800 | 811 |
| 4.000%, 1–14–25 .............. | 850 | 788 |
| Suzano Austria GmbH 6.000%, 1–15–29 (E) ........... | 200 | 201 |
| Vale Overseas Ltd. 6.250%, 8–10–26 .............. | 125 | 137 |
| | | 1,937 |

## Column 1

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Utilities – 0.3%** | | |
| Aegea Finance S.a.r.l. | | |
| 5.750%, 10–10–24 (E) . . . . . . . . . . | $1,000 | $ 932 |
| Cemig Geracao e Transmissao S.A. | | |
| 9.250%, 12–5–24 (E) . . . . . . . . . . | 400 | 412 |
| | | 1,344 |
| **Total Brazil – 1.0%** | | 4,909 |
| British Virgin Islands | | |
| **Financials – 0.1%** | | |
| King Power Capital Ltd. | | |
| 5.625%, 11–3–24 . . . . . . . . . . . . . | 225 | 236 |
| **Total British Virgin Islands – 0.1%** | | 236 |
| Canada | | |
| **Consumer Discretionary – 0.4%** | | |
| 1011778 B.C. Unlimited Liability Co. and New Red Finance, Inc.: | | |
| 4.250%, 5–15–24 (E) . . . . . . . . . . | 205 | 194 |
| 4.250%, 5–15–24 (E) . . . . . . . . . . | 394 | 374 |
| 5.000%, 10–15–25 (E) . . . . . . . . . . | 1,040 | 996 |
| Gateway Casinos & Entertainment Ltd. | | |
| 8.250%, 3–1–24 (E) . . . . . . . . . . . | 587 | 618 |
| | | 2,182 |
| **Energy – 0.7%** | | |
| Bellatrix Exploration Ltd. | | |
| 8.500%, 5–15–20 (C)(E) . . . . . . . . | 664 | 407 |
| Seven Generations Energy Ltd.: | | |
| 6.750%, 5–1–23 (E) . . . . . . . . . . . | 1,257 | 1,295 |
| 5.375%, 9–30–25 (E) . . . . . . . . . | 480 | 467 |
| TransCanada PipeLines Ltd. | | |
| 3.800%, 10–1–20 . . . . . . . . . . . . . | 1,000 | 1,010 |
| | | 3,179 |
| **Financials – 0.4%** | | |
| Royal Bank of Canada: | | |
| 2.500%, 1–19–21 . . . . . . . . . . . . . | 750 | 738 |
| 4.650%, 1–27–26 . . . . . . . . . . . . . | 550 | 562 |
| Tervita Escrow Corp. | | |
| 7.625%, 12–1–21 (E) . . . . . . . . . . . | 244 | 251 |
| | | 1,551 |
| **Health Care – 0.0%** | | |
| Concordia Healthcare Corp. | | |
| 8.000%, 9–6–24 . . . . . . . . . . . . . | 81 | 79 |
| **Industrials – 0.3%** | | |
| GFL Environmental, Inc.: | | |
| 5.625%, 5–1–22 (E) . . . . . . . . . . . | 155 | 150 |
| 5.375%, 3–1–23 (E) . . . . . . . . . . . | 858 | 807 |
| 7.000%, 6–1–26 (E) . . . . . . . . . . . | 730 | 705 |
| Ritchie Bros. Auctioneers, Inc. | | |
| 5.375%, 1–15–25 (E) . . . . . . . . . . . | 106 | 106 |
| | | 1,768 |

## Column 2

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Information Technology – 0.5%** | | |
| Kronos Acquisition Holdings, Inc. | | |
| 9.000%, 8–15–23 (E) . . . . . . . . . $ | 2,849 | $ 2,685 |
| **Materials – 0.2%** | | |
| HudBay Minerals, Inc.: | | |
| 7.250%, 1–15–23 (E) . . . . . . . . . | 68 | 70 |
| 7.625%, 1–15–25 (E) . . . . . . . . . | 102 | 105 |
| NOVA Chemicals Corp.: | | |
| 4.875%, 6–1–24 (E) . . . . . . . . . . | 661 | 636 |
| 5.250%, 6–1–27 (E) . . . . . . . . . . | 265 | 247 |
| | | 1,058 |
| **Total Canada – 2.5%** | | 12,502 |
| Cayman Islands | | |
| **Financials – 0.2%** | | |
| ADCB Finance Cayman Ltd. | | |
| 4.000%, 3–29–23 (E) . . . . . . . . | 200 | 198 |
| Banco do Brasil S.A. | | |
| 6.000%, 1–22–20 (E) . . . . . . . . . | 1,000 | 1,025 |
| UPCB Finance IV Ltd.: | | |
| 5.375%, 1–15–25 (E) . . . . . . . . | 102 | 102 |
| 3.625%, 6–15–29 (G) . . . . . . . . . EUR | 100 | 115 |
| | | 1,440 |
| **Industrials – 0.8%** | | |
| DP World Ltd. | | |
| 4.848%, 9–26–28 (E) . . . . . . . . . $ | 200 | 198 |
| Guanay Finance Ltd. | | |
| 6.000%, 12–15–20 . . . . . . . . . . | 1,370 | 1,373 |
| LATAM Finance Ltd. | | |
| 6.875%, 4–11–24 (E) . . . . . . . . . | 2,000 | 1,943 |
| | | 3,514 |
| **Materials – 0.4%** | | |
| Braskem Finance Ltd. (GTD by Braskem S.A.) | | |
| 5.750%, 4–15–21 (E) . . . . . . . . . | 1,800 | 1,848 |
| **Real Estate – 0.0%** | | |
| Link Finance (Cayman) 2009 Ltd. | | |
| 2.875%, 7–21–26 . . . . . . . . . . . | 200 | 183 |
| **Telecommunication Services – 0.9%** | | |
| CK Hutchison International (16) Ltd. | | |
| 1.875%, 10–3–21 (E) . . . . . . . . . . | 2,000 | 1,900 |
| Sable International Finance Ltd. | | |
| 6.875%, 8–1–22 (E) . . . . . . . . . . | 2,248 | 2,349 |
| | | 4,249 |
| **Total Cayman Islands – 2.3%** | | 11,234 |
| Chile | | |
| **Financials – 0.2%** | | |
| Banco Santander Chile | | |
| 2.500%, 12–15–20 (E) . . . . . . . . | 1,250 | 1,225 |

## Column 3

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Materials – 0.1%** | | |
| Celulosa Arauco y Constitucion S.A. | | |
| 5.000%, 1–21–21 . . . . . . . . . . . . . $ | 700 | $ 715 |
| **Utilities – 0.2%** | | |
| Empresa Electrica Angamos S.A. | | |
| 4.875%, 5–25–29 . . . . . . . . . . . . | 191 | 188 |
| Enel Chile S.A. | | |
| 4.875%, 6–12–28 . . . . . . . . . . . . | 840 | 847 |
| | | 1,035 |
| **Total Chile – 0.5%** | | 2,975 |
| China | | |
| **Energy – 0.2%** | | |
| Sinopec Group Overseas Development (2018) Ltd. | | |
| 4.125%, 9–12–25 (C)(E) . . . . . . . . | 800 | 793 |
| **Financials – 0.0%** | | |
| Bank of China Ltd. | | |
| 5.000%, 11–13–24 . . . . . . . . . . . . | 200 | 204 |
| China Construction Bank Corp. | | |
| 3.875%, 5–13–25 . . . . . . . . . . . . | 200 | 198 |
| | | 402 |
| **Information Technology – 0.7%** | | |
| Alibaba Group Holding Ltd.: | | |
| 2.500%, 11–28–19 . . . . . . . . . . . . | 1,500 | 1,492 |
| 2.800%, 6–6–23 . . . . . . . . . . . . . | 900 | 867 |
| Tencent Holdings Ltd. | | |
| 2.985%, 1–19–23 (E) . . . . . . . . . . | 1,000 | 968 |
| | | 3,327 |
| **Total China – 0.9%** | | 4,522 |
| Columbia | | |
| **Financials – 0.3%** | | |
| Banco de Bogota S.A. | | |
| 5.375%, 2–19–23 (E) . . . . . . . . . . | 1,300 | 1,334 |
| **Total Columbia – 0.3%** | | 1,334 |
| France | | |
| **Consumer Discretionary – 0.9%** | | |
| Altice France S.A.: | | |
| 7.375%, 5–1–26 (E) . . . . . . . . . . . | 2,494 | 2,497 |
| 8.125%, 2–1–27 (E) . . . . . . . . . . . | 1,500 | 1,541 |
| Klesia Prevoyance | | |
| 5.375%, 12–8–26 (G) . . . . . . . . . . EUR | 300 | 371 |
| | | 4,409 |
| **Consumer Staples – 0.5%** | | |
| Danone S.A. | | |
| 3.000%, 6–15–22 (E) . . . . . . . . . . $ | 900 | 882 |
| Pernod Ricard S.A. | | |
| 4.450%, 1–15–22 (E) . . . . . . . . . . | 1,500 | 1,530 |
| | | 2,412 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Financials – 0.5%** | | |
| BNP Paribas S.A. | | |
| 7.625%, 12–29–49 (E) . . . . . . . $ | 1,800 | $ 1,890 |
| Humanis Prevoyance | | |
| 5.750%, 10–22–25 (G) . . . . . . . EUR | 300 | 351 |
| | | 2,241 |
| **Health Care – 0.0%** | | |
| Constantin Investissement 3 S.A.S. | | |
| 5.375%, 4–15–25 (G) . . . . . . . . | 200 | 230 |
| **Telecommunication Services – 0.3%** | | |
| Orange S.A. | | |
| 1.625%, 11–3–19 . . . . . . . . . . . $ | 1,500 | 1,477 |
| **Total France – 2.2%** | | 10,769 |
| **Germany** | | |
| **Consumer Discretionary – 0.0%** | | |
| PrestigeBidCo GmbH | | |
| 6.250%, 12–15–23 (G) . . . . . . . EUR | 100 | 124 |
| **Materials – 0.0%** | | |
| CTC BondCo GmbH | | |
| 5.250%, 12–15–25 (G) . . . . . . . | 200 | 231 |
| **Telecommunication Services – 0.2%** | | |
| Unitymedia GmbH | | |
| 3.750%, 1–15–27 (G) . . . . . . . . . | 600 | 736 |
| **Total Germany – 0.2%** | | 1,091 |
| **Hong Kong** | | |
| **Consumer Discretionary – 0.1%** | | |
| Studio City Finance Ltd. | | |
| 8.500%, 12–1–20 (E) . . . . . . . . $ | 455 | 456 |
| **Energy – 0.0%** | | |
| China Oil and Gas Group Ltd. | | |
| 4.625%, 4–20–22 . . . . . . . . . . | 200 | 190 |
| **Financials – 0.1%** | | |
| Bangkok Bank Public Co. Ltd. | | |
| 4.050%, 3–19–24 (E) . . . . . . . . | 600 | 599 |
| Westwood Group Holdings Ltd. | | |
| 5.375%, 10–19–23 . . . . . . . . . . | 200 | 194 |
| | | 793 |
| **Total Hong Kong – 0.2%** | | 1,439 |
| **India** | | |
| **Industrials – 0.4%** | | |
| Adani Ports and Special Economic Zone Ltd. | | |
| 3.500%, 7–29–20 (E) . . . . . . . . | 2,200 | 2,170 |
| **Materials – 0.4%** | | |
| Vedanta Resources plc | | |
| 6.375%, 7–30–22 (E) . . . . . . . . | 1,800 | 1,733 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Telecommunication Services – 0.0%** | | |
| Bharti Airtel Ltd. | | |
| 4.375%, 6–10–25 . . . . . . . . . . . $ | 200 | $ 185 |
| **Total India – 0.8%** | | 4,088 |
| **Indonesia** | | |
| **Utilities – 0.1%** | | |
| Perusahaan Listrik Negara | | |
| 5.450%, 5–21–28 (E) . . . . . . . . | 700 | 719 |
| **Total Indonesia – 0.1%** | | 719 |
| **Ireland** | | |
| **Consumer Discretionary – 0.1%** | | |
| Virgin Media Receivables Financing Notes I DAC | | |
| 5.500%, 9–15–24 (G) . . . . . . . . GBP | 200 | 261 |
| **Total Ireland–0.1%** | | 261 |
| **Israel** | | |
| **Utilities – 0.0%** | | |
| Israel Electric Corp. Ltd. | | |
| 6.875%, 6–21–23 (E) . . . . . . . . $ | 200 | 219 |
| **Total Israel – 0.0%** | | 219 |
| **Jamaica** | | |
| **Telecommunication Services – 0.1%** | | |
| Digicel Group Ltd.: | | |
| 8.250%, 9–30–20 (E) . . . . . . . . | 200 | 152 |
| 7.125%, 4–1–22 (E) . . . . . . . . . . | 247 | 162 |
| Digicel Ltd. | | |
| 6.750%, 3–1–23 (C)(E) . . . . . . . | 200 | 167 |
| | | 481 |
| **Total Jamaica – 0.1%** | | 481 |
| **Japan** | | |
| **Consumer Staples – 0.3%** | | |
| Suntory Holdings Ltd. | | |
| 2.550%, 9–29–19 (E) . . . . . . . . | 1,325 | 1,316 |
| **Financials – 0.7%** | | |
| Mitsubishi UFJ Financial Group, Inc. | | |
| 3.287%, 7–25–27 . . . . . . . . . . . | 600 | 564 |
| Mizuho Bank Ltd. | | |
| 2.450%, 4–16–19 (E) . . . . . . . . . | 750 | 749 |
| Mizuho Financial Group, Inc. | | |
| 3.170%, 9–11–27 . . . . . . . . . . . . | 600 | 555 |
| Sumitomo Mitsui Financial Group, Inc. | | |
| 3.748%, 7–19–23 . . . . . . . . . . . . | 1,240 | 1,236 |
| | | 3,104 |
| **Total Japan – 1.0%** | | 4,420 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Jersey** | | |
| **Consumer Discretionary – 0.0%** | | |
| CPUK Finance Ltd. | | |
| 4.250%, 8–28–22 (E)(G) . . . . . . GBP | 100 | $ 130 |
| **Total Jersey – 0.0%** | | 130 |
| **Luxembourg** | | |
| **Consumer Discretionary – 2.0%** | | |
| Altice Financing S.A.: | | |
| 6.625%, 2–15–23 (E) . . . . . . . . $ | 1,213 | 1,222 |
| 7.500%, 5–15–26 (E) . . . . . . . . | 1,672 | 1,630 |
| Altice S.A.: | | |
| 7.750%, 5–15–22 (C)(E) . . . . . . . | 3,100 | 3,017 |
| 7.250%, 5–15–22 (E)(G) . . . . . . EUR | 250 | 289 |
| 7.625%, 2–15–25 (C)(E) . . . . . . $ | 800 | 725 |
| 6.250%, 2–15–25 (E)(G) . . . . . . EUR | 250 | 271 |
| Intelsat Jackson Holdings S.A.: | | |
| 9.500%, 9–30–22 (E) . . . . . . . . $ | 814 | 949 |
| 8.000%, 2–15–24 (E) . . . . . . . . | 1,087 | 1,144 |
| LHMC Finco S.a.r.l. | | |
| 6.250%, 12–20–23 (G) . . . . . . . EUR | 100 | 120 |
| LHMC Finco S.a.r.l. (3-Month U.S. LIBOR plus 575 bps): | | |
| 5.750%, 12–20–23 (E)(F)(G) . . . | 100 | 118 |
| 5.750%, 12–20–23 (F)(G) . . . . . | 100 | 118 |
| Nielsen Co. (Luxembourg) S.a.r.l. (The) | | |
| 5.500%, 10–1–21 (E) . . . . . . . . $ | 500 | 503 |
| Samsonite Finco S.a.r.l. | | |
| 3.500%, 5–15–26 (G) . . . . . . . . EUR | 100 | 113 |
| Telenet Finance Luxembourg Notes S.a.r.l. | | |
| 5.500%, 3–1–28 (E) . . . . . . . . . $ | 200 | 189 |
| | | 10,408 |
| **Consumer Staples – 0.2%** | | |
| Minerva Luxembourg S.A. | | |
| 5.875%, 1–19–28 (E) . . . . . . . . . | 1,200 | 1,068 |
| **Energy – 0.2%** | | |
| Offshore Drilling Holding S.A. | | |
| 8.375%, 9–20–20 (E)(H) . . . . . . | 1,600 | 840 |
| **Financials – 0.1%** | | |
| Amigo Luxembourg S.A. | | |
| 7.625%, 1–15–24 (E)(G) . . . . . . . GBP | 100 | 130 |
| Hidrovias International Finance S.a.r.l. | | |
| 5.950%, 1–24–25 (E) . . . . . . . . $ | 370 | 337 |
| | | 467 |
| **Industrials – 0.3%** | | |
| Ingersoll-Rand Luxembourg Finance S.A. | | |
| 2.625%, 5–1–20 . . . . . . . . . . . . | 1,500 | 1,486 |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Information Technology – 0.3%** | | |
| Atento Luxco 1 S.A. | | |
| 6.125%, 8–10–22 (E) . . . . . . . . . | $1,525 | $ 1,494 |
| | | |
| **Materials – 0.1%** | | |
| ARD Finance S.A. | | |
| (7.125% Cash or 7.875% PIK) | | |
| 7.125%, 9–15–23 (I) . . . . . . . . . . | 200 | 203 |
| ARD Securities Finance S.a.r.l. | | |
| (8.750% Cash or 8.750% PIK) | | |
| 8.750%, 1–31–23 (E)(I) . . . . . . . . | 418 | 418 |
| | | 621 |
| | | |
| **Total Luxembourg – 3.2%** | | 16,384 |
| Macau | | |
| **Consumer Discretionary – 0.2%** | | |
| Sands China Ltd. | | |
| 5.125%, 8–8–25 (E) . . . . . . . . . . | 600 | 599 |
| Wynn Macau Ltd.: | | |
| 4.875%, 10–1–24 (E) . . . . . . . . . . | 200 | 188 |
| 5.500%, 10–1–27 (E) . . . . . . . . . . | 446 | 418 |
| | | 1,205 |
| | | |
| **Total Macau – 0.2%** | | 1,205 |
| Malaysia | | |
| **Financials – 0.0%** | | |
| Malayan Banking Berhad | | |
| 3.905%, 10–29–26 . . . . . . . . . . | 200 | 197 |
| | | |
| **Total Malaysia – 0.0%** | | 197 |
| Mauritius | | |
| **Telecommunication Services – 0.0%** | | |
| MTN (Mauritius) Investments Ltd. | | |
| 4.755%, 11–11–24 . . . . . . . . . . . . | 200 | 181 |
| | | |
| **Total Mauritius – 0.0%** | | 181 |
| Mexico | | |
| **Consumer Discretionary – 0.2%** | | |
| Nemak S.A.B. de C.V. | | |
| 4.750%, 1–23–25 (E) . . . . . . . . . | 1,200 | 1,170 |
| | | |
| **Consumer Staples – 0.5%** | | |
| Coca-Cola FEMSA S.A.B. de C.V. | | |
| 2.375%, 11–26–18 . . . . . . . . . . . . | 150 | 150 |
| Grupo Bimbo S.A.B. de C.V.: | | |
| 4.875%, 6–30–20 (E) . . . . . . . . . | 350 | 357 |
| 4.500%, 1–25–22 (E) . . . . . . . . . | 1,250 | 1,279 |
| Kimberly-Clark de Mexico | | |
| 3.800%, 4–8–24 (E) . . . . . . . . . . | 1,000 | 976 |
| | | 2,762 |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Energy – 0.1%** | | |
| Petroleos Mexicanos | | |
| 5.350%, 2–12–28 (E) . . . . . . . . . | $ 500 | $ 471 |
| | | |
| **Financials – 0.8%** | | |
| Banco Santander (Mexico) S.A. | | |
| 5.950%, 10–1–28 (E) . . . . . . . . . | 350 | 355 |
| Banco Santander S.A. | | |
| 4.125%, 11–9–22 (E) . . . . . . . . . | 1,750 | 1,739 |
| Nacional Financiera SNC | | |
| 3.375%, 11–5–20 (E) . . . . . . . . . | 750 | 744 |
| Unifin Financiera S.A.B. de C.V. | | |
| SOFOM E.N.R. | | |
| 7.250%, 9–27–23 (E) . . . . . . . . . | 450 | 444 |
| | | 3,282 |
| | | |
| **Materials – 0.5%** | | |
| CEMEX S.A.B. de C.V. | | |
| 7.750%, 4–16–26 (E) . . . . . . . . . | 550 | 602 |
| Grupo Cementos de Chihuahua | | |
| S.A.B. de C.V. | | |
| 5.250%, 6–23–24 (E) . . . . . . . . | 2,146 | 2,137 |
| | | 2,739 |
| | | |
| **Telecommunication Services – 0.2%** | | |
| Telefonos de Mexico S.A.B de C.V. | | |
| (GTD by America Movil S.A.B. de | | |
| C.V.) | | |
| 5.500%, 11–15–19 . . . . . . . . . . | 1,000 | 1,024 |
| | | |
| **Total Mexico – 2.3%** | | 11,448 |
| Netherlands | | |
| **Consumer Discretionary – 0.9%** | | |
| Clear Channel International B.V. | | |
| 8.750%, 12–15–20 (E) . . . . . . . . | 156 | 161 |
| Myriad International Holdings B.V. | | |
| 6.000%, 7–18–20 (E) . . . . . . . . . | 350 | 363 |
| Stars Group Holdings B.V. and | | |
| Stars Group (U.S.) Co-Borrower | | |
| LLC | | |
| 7.000%, 7–15–26 (E) . . . . . . . . . | 487 | 502 |
| VTR Finance B.V. | | |
| 6.875%, 1–15–24 (E) . . . . . . . . . | 3,203 | 3,259 |
| | | 4,285 |
| | | |
| **Consumer Staples – 0.5%** | | |
| MARB BondCo plc (GTD by Marfrig | | |
| Global Foods S.A., Marfrig | | |
| Overseas Ltd. and Marfrig | | |
| Holdings (Europe) B.V.) | | |
| 7.000%, 3–15–24 (E) . . . . . . . . . | 1,200 | 1,134 |
| Marfrig Holdings (Europe) B.V. | | |
| 8.000%, 6–8–23 (E) . . . . . . . . . | 650 | 652 |
| Sigma Holdco B.V.: | | |
| 7.875%, 5–15–26 (E) . . . . . . . . | 467 | 438 |
| 5.750%, 5–15–26 (G) . . . . . . . . EUR | 100 | 109 |
| Sunshine Mid B.V. | | |
| 6.500%, 5–15–26 (G) . . . . . . . . | 200 | 227 |
| | | 2,560 |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Energy – 0.1%** | | |
| Petrobras Global Finance B.V. (GTD | | |
| by Petroleo Brasileiro S.A.) | | |
| 8.375%, 5–23–21 . . . . . . . . . . . $ | 251 | $ 273 |
| | | |
| **Financials – 0.8%** | | |
| Aegon N.V. | | |
| 4.000%, 4–25–44 (G) . . . . . . . . EUR | 200 | 246 |
| ASR Nederland N.V. | | |
| 5.125%, 9–29–45 (G) . . . . . . . . . | 100 | 128 |
| Cooperatieve Rabobank U.A. | | |
| 3.875%, 2–8–22 . . . . . . . . . . . . $ | 625 | 630 |
| Enel Finance International N.V. | | |
| 4.625%, 9–14–25 (E) . . . . . . . . . | 1,450 | 1,419 |
| Sigma Finance, Inc. | | |
| 4.875%, 3–27–28 (E) . . . . . . . . . | 1,400 | 1,374 |
| Syngenta Finance N.V. | | |
| 5.182%, 4–24–28 (E) . . . . . . . . . | 725 | 693 |
| | | 4,490 |
| | | |
| **Materials – 0.5%** | | |
| Constellium N.V.: | | |
| 5.750%, 5–15–24 (E) . . . . . . . . . | 1,000 | 994 |
| 6.625%, 3–1–25 (E) . . . . . . . . . . | 1,081 | 1,095 |
| 5.875%, 2–15–26 (E) . . . . . . . . . | 449 | 439 |
| | | 2,528 |
| | | |
| **Total Netherlands – 2.8%** | | 14,136 |
| Norway | | |
| **Energy – 0.3%** | | |
| Aker BP ASA | | |
| 6.000%, 7–1–22 (E) . . . . . . . . . . | 1,500 | 1,547 |
| | | |
| **Total Norway – 0.3%** | | 1,547 |
| Panama | | |
| **Financials – 0.3%** | | |
| Banco de Credito del Peru | | |
| 2.250%, 10–25–19 (E) . . . . . . . . | 500 | 494 |
| Banco Latinoamericano de | | |
| Comercio Exterior S.A. | | |
| 3.250%, 5–7–20 (E) . . . . . . . . . . | 1,000 | 990 |
| | | 1,484 |
| | | |
| **Total Panama – 0.3%** | | 1,484 |
| Peru | | |
| **Financials – 0.2%** | | |
| Banco de Credito del Peru | | |
| 4.250%, 4–1–23 (E) . . . . . . . . . . | 550 | 553 |
| Corporacion Financiera de | | |
| Desarrolla S.A. | | |
| 4.750%, 2–8–22 (E) . . . . . . . . . . | 550 | 562 |
| | | 1,115 |
| | | |
| **Total Peru – 0.2%** | | 1,115 |

## CORPORATE DEBT SECURITIES (Continued)

| | | Principal | Value |
|---|---|---|---|
| **Qatar** | | | |
| *Energy – 0.1%* | | | |
| Ras Laffan Liquefied Natural Gas Co. Ltd. II | | | |
| 5.298%, 9–30–20 (E) | $ | 625 | $ 638 |
| **Total Qatar – 0.1%** | | | 638 |
| **South Korea** | | | |
| *Financials – 0.6%* | | | |
| Hyundai Capital Services, Inc. | | | |
| 3.750%, 3–5–23 (E) | | 1,200 | 1,185 |
| Kookmin Bank | | | |
| 2.125%, 10–21–20 (E) | | 750 | 729 |
| Woori Bank | | | |
| 2.625%, 7–20–21 (E) | | 750 | 725 |
| | | | 2,639 |
| *Telecommunication Services – 0.2%* | | | |
| SK Broadband Co. Ltd. | | | |
| 2.875%, 10–29–18 | | 500 | 500 |
| SK Telecom Co. Ltd. | | | |
| 3.750%, 4–16–23 (E) | | 500 | 495 |
| | | | 995 |
| **Total South Korea – 0.8%** | | | 3,634 |
| **Spain** | | | |
| *Consumer Discretionary – 0.0%* | | | |
| eDreams ODIGEO S.A. | | | |
| 5.500%, 9–1–23 (E)(G) | EUR | 100 | 116 |
| *Financials – 0.0%* | | | |
| Mapfre S.A. | | | |
| 4.375%, 3–31–47 (G) | | 100 | 121 |
| *Utilities – 0.3%* | | | |
| Abengoa Yield plc | | | |
| 7.000%, 11–15–19 (E) | $ | 1,478 | 1,507 |
| **Total Spain – 0.3%** | | | 1,744 |
| **Sweden** | | | |
| *Consumer Discretionary – 0.0%* | | | |
| Radisson Hotel Holdings AB | | | |
| 6.875%, 7–15–23 (E)(G) | EUR | 139 | 175 |
| *Industrials – 0.0%* | | | |
| Verisure Midholding AB | | | |
| 5.750%, 12–1–23 (G) | | 200 | 235 |
| **Total Sweden – 0.0%** | | | 410 |
| **Switzerland** | | | |
| *Financials – 0.1%* | | | |
| Credit Suisse Group AG | | | |
| 4.282%, 1–9–28 (E) | $ | 700 | 680 |
| **Total Switzerland – 0.1%** | | | 680 |

## CORPORATE DEBT SECURITIES (Continued)

| | | Principal | Value |
|---|---|---|---|
| **Turkey** | | | |
| *Financials – 0.0%* | | | |
| Turkiye Garanti Bankasi A.S. | | | |
| 4.750%, 10–17–19 | $ | 200 | $ 195 |
| **Total Turkey – 0.0%** | | | 195 |
| **United Arab Emirates** | | | |
| *Energy – 0.3%* | | | |
| Abu Dhabi National Energy Co. | | | |
| 4.375%, 4–23–25 (E) | | 1,400 | 1,394 |
| *Financials – 0.2%* | | | |
| ICICI Bank Ltd. | | | |
| 4.000%, 3–18–26 (E) | | 1,200 | 1,116 |
| **Total United Arab Emirates – 0.5%** | | | 2,510 |
| **United Kingdom** | | | |
| *Consumer Staples – 0.3%* | | | |
| Imperial Tobacco Finance plc | | | |
| 3.750%, 7–21–22 (E) | | 1,500 | 1,493 |
| *Energy – 0.3%* | | | |
| Ensco plc | | | |
| 7.750%, 2–1–26 | | 480 | 476 |
| KCA Deutag UK Finance plc | | | |
| 7.250%, 5–15–21 (E) | | 1,000 | 943 |
| | | | 1,419 |
| *Financials – 1.0%* | | | |
| ANZ New Zealand International Ltd. | | | |
| 3.450%, 1–21–28 (E) | | 500 | 474 |
| Arrow Global Finance plc | | | |
| 5.125%, 9–15–24 (G) | GBP | 150 | 181 |
| Barclays plc: | | | |
| 4.337%, 1–10–28 | $ | 700 | 662 |
| 8.250%, 12–29–49 | | 1,300 | 1,311 |
| Esure Group plc | | | |
| 6.750%, 12–19–24 (G) | GBP | 850 | 1,238 |
| HSBC Holdings plc | | | |
| 4.583%, 6–19–29 | $ | 800 | 801 |
| RL Finance Bonds No. 2 plc | | | |
| 6.125%, 11–30–43 (G) | GBP | 100 | 142 |
| Scottish Widows Ltd. | | | |
| 5.500%, 6–16–23 (G) | | 100 | 142 |
| | | | 4,951 |
| **Total United Kingdom – 1.6%** | | | 7,863 |
| **United States** | | | |
| *Consumer Discretionary – 6.3%* | | | |
| Acosta, Inc. | | | |
| 7.750%, 10–1–22 (E) | $ | 1,247 | 424 |
| Allison Transmission, Inc. | | | |
| 5.000%, 10–1–24 (E) | | 178 | 177 |
| Altice U.S. Finance I Corp.: | | | |
| 5.375%, 7–15–23 (E) | | 484 | 490 |
| 5.500%, 5–15–26 (E) | | 600 | 598 |
| Altice U.S. Finance II Corp. | | | |
| 7.750%, 7–15–25 (E) | | 605 | 644 |

## CORPORATE DEBT SECURITIES (Continued)

| | | Principal | Value |
|---|---|---|---|
| *Consumer Discretionary (Continued)* | | | |
| Arch Merger Sub, Inc. | | | |
| 8.500%, 9–15–25 (C)(E) | $ | 1,414 | $ 1,327 |
| Argos Merger Sub, Inc. | | | |
| 7.125%, 3–15–23 (E) | | 72 | 52 |
| Block Communications, Inc. | | | |
| 6.875%, 2–15–25 (E) | | 114 | 117 |
| Boyne USA, Inc. | | | |
| 7.250%, 5–1–25 (E) | | 476 | 503 |
| CCO Holdings LLC and CCO Holdings Capital Corp.: | | | |
| 5.500%, 5–1–26 (E) | | 2,700 | 2,670 |
| 5.000%, 2–1–28 (E) | | 909 | 854 |
| Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC | | | |
| 5.375%, 4–15–27 | | 405 | 394 |
| Clear Channel Outdoor Holdings, Inc. | | | |
| 6.500%, 11–15–22 | | 1,985 | 2,025 |
| Clear Channel Worldwide Holdings, Inc., Series A | | | |
| 7.625%, 3–15–20 | | 227 | 228 |
| Clear Channel Worldwide Holdings, Inc., Series B | | | |
| 7.625%, 3–15–20 | | 1,284 | 1,287 |
| CSC Holdings LLC | | | |
| 5.375%, 2–1–28 (E) | | 960 | 917 |
| Cumberland Farms, Inc. | | | |
| 6.750%, 5–1–25 (E) | | 357 | 366 |
| DISH DBS Corp.: | | | |
| 6.750%, 6–1–21 | | 319 | 326 |
| 5.875%, 7–15–22 | | 1,000 | 976 |
| 5.875%, 11–15–24 | | 379 | 341 |
| 7.750%, 7–1–26 (C) | | 620 | 587 |
| E.W. Scripps Co. | | | |
| 5.125%, 5–15–25 (E) | | 66 | 63 |
| Everi Payments, Inc. | | | |
| 7.500%, 12–15–25 (E) | | 851 | 859 |
| Golden Nugget, Inc.: | | | |
| 6.750%, 10–15–24 (E) | | 1,202 | 1,219 |
| 8.750%, 10–1–25 (E) | | 234 | 246 |
| Gray Television, Inc. | | | |
| 5.875%, 7–15–26 (E) | | 188 | 186 |
| K Hovnanian Enterprises, Inc. | | | |
| 10.000%, 7–15–22 (E) | | 927 | 924 |
| Laureate Education, Inc. | | | |
| 8.250%, 5–1–25 (E) | | 3,838 | 4,110 |
| Lennar Corp. | | | |
| 4.500%, 4–30–24 | | 650 | 636 |
| MDC Partners, Inc. | | | |
| 6.500%, 5–1–24 (E) | | 1,046 | 926 |
| Neptune Finco Corp.: | | | |
| 10.125%, 1–15–23 (E) | | 1,000 | 1,094 |
| 6.625%, 10–15–25 (E) | | 225 | 237 |
| 10.875%, 10–15–25 (E) | | 448 | 520 |
| Nexstar Escrow Corp. | | | |
| 5.625%, 8–1–24 (E) | | 159 | 156 |
| Nielsen Finance LLC and Nielsen Finance Co. | | | |
| 5.000%, 4–15–22 (E) | | 172 | 168 |

SEPTEMBER 30, 2018

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Consumer Discretionary** (Continued) | | |
| Outfront Media Capital LLC and Outfront Media Capital Corp. | | |
| 5.625%, 2–15–24 . . . . . . . . . . . . . | $ 400 | $ 404 |
| Party City Holdings, Inc. | | |
| 6.625%, 8–1–26 (E) . . . . . . . . . . | 368 | 373 |
| Penske Automotive Group, Inc. | | |
| 5.500%, 5–15–26 . . . . . . . . . . . | 153 | 149 |
| Radio One, Inc. (GTD by TV One LLC) | | |
| 7.375%, 4–15–22 (E) . . . . . . . . . . | 516 | 511 |
| Sirius XM Radio, Inc.: | | |
| 4.625%, 5–15–23 (E) . . . . . . . . . | 571 | 565 |
| 6.000%, 7–15–24 (E) . . . . . . . . . | 1,450 | 1,505 |
| Sonic Automotive, Inc. | | |
| 5.000%, 5–15–23 . . . . . . . . . . . . | 815 | 768 |
| VOC Escrow Ltd. | | |
| 5.000%, 2–15–28 (E) . . . . . . . . . . | 85 | 82 |
| WMG Acquisition Corp. | | |
| 5.500%, 4–15–26 (E) . . . . . . . . . . | 368 | 365 |
| | | 31,369 |
| | | |
| **Consumer Staples – 3.4%** | | |
| Anheuser-Busch Inbev S.A./N.V. (GTD by AB INBEV/BBR/COB) | | |
| 2.650%, 2–1–21 . . . . . . . . . . . . . . | 1,500 | 1,478 |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB) | | |
| 4.000%, 4–13–28 . . . . . . . . . . . . | 1,150 | 1,133 |
| Bunge Ltd. Finance Corp. | | |
| 3.500%, 11–24–20 . . . . . . . . . . . | 3,795 | 3,783 |
| JBS USA LLC and JBS USA Finance, Inc.: | | |
| 5.875%, 7–15–24 (E) . . . . . . . . . . | 966 | 951 |
| 5.750%, 6–15–25 (E) . . . . . . . . . | 969 | 944 |
| JBS USA Lux S.A. and JBS USA Finance, Inc. | | |
| 6.750%, 2–15–28 (E) . . . . . . . . . | 810 | 805 |
| Maple Escrow Subsidiary, Inc. | | |
| 4.597%, 5–25–28 (E) . . . . . . . . . | 1,075 | 1,080 |
| Performance Food Group, Inc. | | |
| 5.500%, 6–1–24(E) . . . . . . . . . . . | 618 | 612 |
| Pilgrim's Pride Corp.: | | |
| 5.750%, 3–15–25 (E) . . . . . . . . . | 170 | 164 |
| 5.875%, 9–30–27 (E) . . . . . . . . . | 997 | 942 |
| Post Holdings, Inc.: | | |
| 5.500%, 3–1–25 (E) . . . . . . . . . . | 146 | 145 |
| 5.000%, 8–15–26 (E) . . . . . . . . . | 289 | 273 |
| 5.750%, 3–1–27 (E) . . . . . . . . . . | 1,185 | 1,164 |
| Reynolds American, Inc. | | |
| 4.450%, 6–12–25 . . . . . . . . . . . . | 1,000 | 1,007 |
| Simmons Foods, Inc.: | | |
| 7.750%, 1–15–24 (E) . . . . . . . . . | 244 | 252 |
| 5.750%, 11–1–24 (E) . . . . . . . . . | 2,098 | 1,608 |
| U.S. Foods, Inc. | | |
| 5.875%, 6–15–24 (E) . . . . . . . . . | 694 | 697 |
| | | 17,038 |
| | | |
| **Energy – 2.5%** | | |
| Brand Energy & Infrastructure Services, Inc. | | |
| 8.500%, 7–15–25 (E) . . . . . . . . . | 632 | 650 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Energy** (Continued) | | |
| Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.): | | |
| 6.125%, 10–1–24 . . . . . . . . . . . . | $ 633 | $ 644 |
| 6.375%, 7–1–26 . . . . . . . . . . . . . | 73 | 74 |
| Chesapeake Energy Corp.: | | |
| 7.000%, 10–1–24 . . . . . . . . . . . | 866 | 866 |
| 8.000%, 1–15–25 (C) . . . . . . . . . | 74 | 76 |
| Comstock Escrow Corp. | | |
| 9.750%, 8–15–26 (E) . . . . . . . . . | 2,082 | 2,077 |
| Crownrock L.P. | | |
| 5.625%, 10–15–25 (E) . . . . . . . . . | 1,441 | 1,410 |
| Endeavor Energy Resources L.P.: | | |
| 5.500%, 1–30–26 (E) . . . . . . . . . | 513 | 513 |
| 5.750%, 1–30–28 (E) . . . . . . . . . | 347 | 347 |
| EP Energy LLC and Everest Acquisition Finance, Inc. | | |
| 7.750%, 5–15–26 (E) . . . . . . . . . | 367 | 376 |
| Extraction Oil & Gas, Inc. | | |
| 5.625%, 2–1–26 (E) . . . . . . . . . . | 652 | 577 |
| Laredo Petroleum, Inc. | | |
| 6.250%, 3–15–23 . . . . . . . . . . . . | 185 | 185 |
| McDermott Escrow 1, Inc. and McDermott Escrow 2, Inc. | | |
| 10.625%, 5–1–24 (E) . . . . . . . . . . | 335 | 358 |
| Moss Creek Resources Holdings, Inc. | | |
| 7.500%, 1–15–26 (E) . . . . . . . . . | 1,359 | 1,357 |
| Northern Oil and Gas, Inc. (9.500% Cash or 10.500% PIK) | | |
| 9.500%, 5–15–23 (I) . . . . . . . . . . | 500 | 528 |
| Parsley Energy LLC and Parsley Finance Corp. | | |
| 5.625%, 10–15–27 (E) . . . . . . . . . | 336 | 337 |
| QEP Resources, Inc. | | |
| 5.625%, 3–1–26 . . . . . . . . . . . . . | 309 | 296 |
| Reliance Holding USA, Inc. | | |
| 4.500%, 10–19–20 (E) . . . . . . . . . | 500 | 506 |
| Sanchez Energy Corp. | | |
| 7.250%, 2–15–23 (C)(E) . . . . . . . . . | 122 | 120 |
| Sasol Financing USA LLC (GTD by Sasol Ltd.) | | |
| 5.875%, 3–27–24 . . . . . . . . . . . . | 200 | 204 |
| SESI LLC | | |
| 7.125%, 12–15–21 . . . . . . . . . . . . | 196 | 199 |
| Ultra Resources, Inc. | | |
| 6.875%, 4–15–22(E) . . . . . . . . . . | 259 | 123 |
| Weatherford International Ltd., | | |
| 5.880% 5.875%, 7–1–21 . . . . . . . . | 672 | 633 |
| Whiting Petroleum Corp. | | |
| 6.625%, 1–15–26 . . . . . . . . . . . . | 242 | 252 |
| | | 12,708 |
| | | |
| **Financials – 7.8%** | | |
| Amwins Group, Inc. | | |
| 7.750%, 7–1–26 (E) . . . . . . . . . . | 607 | 631 |
| Australia and New Zealand Banking Group Ltd. | | |
| 2.000%, 11–16–18 . . . . . . . . . . . | 500 | 500 |
| Balboa Merger Sub, Inc. | | |
| 11.375%, 12–1–21 (E) . . . . . . . . . | 1,310 | 1,398 |
| Bank of America Corp.: | | |
| 6.875%, 11–15–18 . . . . . . . . . . . | 1,700 | 1,709 |
| 3.593%, 7–21–28 . . . . . . . . . . . . | 1,200 | 1,143 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Financials** (Continued) | | |
| BBVA Bancomer S.A. | | |
| 6.500%, 3–10–21 (E) . . . . . . . . . . | $ 1,100 | $ 1,149 |
| Citigroup, Inc. | | |
| 3.520%, 10–27–28 . . . . . . . . . . . | 1,250 | 1,174 |
| Compass Group Diversified Holdings LLC | | |
| 8.000%, 5–1–26 (E) . . . . . . . . . . | 488 | 503 |
| Cooperatieve Rabobank U.A. | | |
| 3.125%, 4–26–21 . . . . . . . . . . . . | 1,000 | 993 |
| CURO Group Holdings Corp. | | |
| 8.250%, 9–1–25 (E) . . . . . . . . . . . | 614 | 591 |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp. | | |
| 3.480%, 6–1–19 (E) . . . . . . . . . . | 500 | 501 |
| Financial & Risk U.S. Holdings, Inc.: | | |
| 6.250%, 5–15–26 (E) . . . . . . . . . | 494 | 494 |
| 8.250%, 11–15–26 (E) . . . . . . . . . | 1,629 | 1,619 |
| General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.) | | |
| 2.400%, 5–9–19 . . . . . . . . . . . . . | 1,000 | 997 |
| Goldman Sachs Group, Inc. (The) | | |
| 3.814%, 4–23–29 . . . . . . . . . . . . | 2,300 | 2,193 |
| Hadrian Merger Sub, Inc. | | |
| 8.500%, 5–1–26 (E) . . . . . . . . . . | 894 | 854 |
| HSBC USA, Inc. | | |
| 2.750%, 8–7–20 . . . . . . . . . . . . . | 1,000 | 992 |
| Hub International Ltd. | | |
| 7.000%, 5–1–26 (E) . . . . . . . . . . | 1,217 | 1,219 |
| Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.: | | |
| 6.250%, 2–1–22 . . . . . . . . . . . . . | 771 | 790 |
| 6.375%, 12–15–25 . . . . . . . . . . . | 257 | 258 |
| Industrial and Commercial Bank of China Ltd. | | |
| 2.957%, 11–8–22 . . . . . . . . . . . . | 750 | 721 |
| JPMorgan Chase & Co. | | |
| 3.540%, 5–1–28 . . . . . . . . . . . . . | 1,750 | 1,669 |
| KeyBank N.A. | | |
| 2.500%, 12–15–19 . . . . . . . . . . . | 1,000 | 995 |
| Liberty Mutual Holding Co., Inc. | | |
| 7.800%, 3–15–37 (E) . . . . . . . . . . | 999 | 1,169 |
| MetLife, Inc. | | |
| 10.750%, 8–1–39 . . . . . . . . . . . . | 530 | 814 |
| National Australia Bank Ltd. | | |
| 3.625%, 6–20–23 . . . . . . . . . . . . | 1,500 | 1,492 |
| New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK) | | |
| 10.625%, 5–1–19 (E)(I) . . . . . . . . . | 3,173 | 3,109 |
| NFP Corp. | | |
| 6.875%, 7–15–25 (E) . . . . . . . . . . | 2,296 | 2,296 |
| Novae Group plc (3-Month U.S. LIBOR plus 405 bps) | | |
| 6.364%, 6–30–34 (D)(F) . . . . . . . . | 400 | 399 |
| Provident Funding Associates L.P. and PFG Finance Corp. | | |
| 6.375%, 6–15–25 (E) . . . . . . . . . . | 656 | 656 |
| Quicken Loans, Inc. | | |
| 5.750%, 5–1–25 (E) . . . . . . . . . . | 1,170 | 1,169 |
| Rabobank Nederland | | |
| 2.500%, 1–19–21 . . . . . . . . . . . . | 750 | 735 |

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Financials** (Continued) | | |
| TerraForm Global Operating LLC (GTD by Terra Form Global LLC) | | |
| 6.125%, 3–1–26 (E) .......... $ | 1,150 | $ 1,104 |
| TMX Finance LLC and TitleMax Finance Corp. | | |
| 11.125%, 4–1–23 (E) .......... | 733 | 733 |
| USIS Merger Sub, Inc. | | |
| 6.875%, 5–1–25 (E) .......... | 241 | 240 |
| VHF Parent LLC | | |
| 6.750%, 6–15–22 (E) ......... | 186 | 192 |
| Wells Fargo & Co. | | |
| 4.300%, 7–22–27 ............ | 1,175 | 1,170 |
| Wells Fargo & Co. (3-Month U.S. LIBOR plus 377 bps) | | |
| 6.104%, 3–29–49 (F) .......... | 1,350 | 1,368 |
| | | 39,739 |
| **Health Care – 3.0%** | | |
| AMN Healthcare, Inc. | | |
| 5.125%, 10–1–24 (E) .......... | 241 | 233 |
| Avantor, Inc.: | | |
| 6.000%, 10–1–24 (E) .......... | 409 | 415 |
| 9.000%, 10–1–25 (E) .......... | 1,087 | 1,121 |
| Bayer U.S. Finance II LLC | | |
| 2.850%, 4–15–25 (E) ......... | 1,000 | 909 |
| DaVita HealthCare Partners, Inc. | | |
| 5.125%, 7–15–24 ............ | 100 | 97 |
| Fresenius U.S. Finance II, Inc.: | | |
| 4.250%, 2–1–21 (E) .......... | 600 | 604 |
| 4.500%, 1–15–23 (E) .......... | 2,500 | 2,538 |
| HLF Financing S.a.r.l. LLC and Herbalife International, Inc. | | |
| 7.250%, 8–15–26 (E) ......... | 172 | 175 |
| Jaguar Holding Co. II and Pharmaceutical Product Development LLC | | |
| 6.375%, 8–1–23 (E) | 500 | 504 |
| Kinetic Concepts, Inc. and KCI USA, Inc. | | |
| 12.500%, 11–1–21 (E) .......... | 112 | 123 |
| MPH Acquisition Holdings LLC | | |
| 7.125%, 6–1–24 (E) .......... | 482 | 501 |
| Surgery Center Holdings, Inc. | | |
| 8.875%, 4–15–21 (C)(E) ........ | 948 | 987 |
| Universal Hospital Services, Inc. | | |
| 7.625%, 8–15–20 ............ | 1,610 | 1,616 |
| Valeant Pharmaceuticals International, Inc.: | | |
| 5.500%, 3–1–23 (E) | 26 | 25 |
| 5.500%, 11–1–25 (E) | 240 | 240 |
| 9.000%, 12–15–25 (E) | 167 | 180 |
| 9.250%, 4–1–26 (E) .......... | 488 | 526 |
| 8.500%, 1–31–27 (E) .......... | 367 | 385 |
| Verscend Holding Corp. | | |
| 9.750%, 8–15–26 (E) ......... | 1,916 | 1,976 |
| VPII Escrow Corp. | | |
| 7.500%, 7–15–21 (E) .......... | 768 | 782 |
| VRX Escrow Corp.: | | |
| 5.875%, 5–15–23 (E) .......... | 423 | 411 |
| 6.125%, 4–15–25 (E) .......... | 419 | 398 |
| | | 14,746 |

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Industrials – 2.6%** | | |
| Ahern Rentals, Inc. | | |
| 7.375%, 5–15–23 (E) .......... $ | 770 | $ 758 |
| Azul Investments LLP | | |
| 5.875%, 10–26–24 (E) ........ | 1,350 | 1,168 |
| BAE Systems Holdings, Inc.: | | |
| 6.375%, 6–1–19 (E) .......... | 750 | 766 |
| 2.850%, 12–15–20 (E) ........ | 344 | 340 |
| Diamond (BC) B.V. | | |
| 5.625%, 8–15–25 (G) .......... EUR | 200 | 217 |
| JELD-WEN, Inc. | | |
| 4.625%, 12–15–25 (E) ........ $ | 500 | 461 |
| KLX, Inc. | | |
| 5.875%, 12–1–22 (E) .......... | 1,620 | 1,674 |
| Lockheed Martin Corp. | | |
| 2.500%, 11–23–20 ............ | 1,695 | 1,671 |
| Prime Security Services Borrower LLC | | |
| 9.250%, 5–15–23 (E) .......... | 1,692 | 1,810 |
| Standard Industries, Inc. | | |
| 5.500%, 2–15–23 (E) .......... | 364 | 368 |
| Summit Materials LLC and Summit Materials Finance Corp. | | |
| 6.125%, 7–15–23 ............. | 172 | 174 |
| TransDigm UK Holdings plc | | |
| 6.875%, 5–15–26 (E) .......... | 413 | 424 |
| TransDigm, Inc. (GTD by TransDigm Group, Inc.): | | |
| 6.000%, 7–15–22 ............. | 1,150 | 1,169 |
| 6.500%, 7–15–24 ............. | 1,372 | 1,405 |
| 6.500%, 5–15–25 ............. | 215 | 219 |
| 6.375%, 6–15–26 ............. | 287 | 290 |
| United Rentals (North America), Inc. (GTD by United Rentals, Inc.) | | |
| 5.875%, 9–15–26 ............. | 151 | 155 |
| Waste Pro USA, Inc. | | |
| 5.500%, 2–15–26 (E) .......... | 94 | 92 |
| WESCO Distribution, Inc. (GTD by WESCO International, Inc.) | | |
| 5.375%, 6–15–24 ............. | 114 | 113 |
| | | 13,274 |
| **Information Technology – 1.7%** | | |
| Alliance Data Systems Corp. | | |
| 5.375%, 8–1–22 (E) ........... | 1,444 | 1,455 |
| Cardtronics, Inc. and Cardtronics USA, Inc. | | |
| 5.500%, 5–1–25 (E) .......... | 158 | 151 |
| Infor (U.S.), Inc. | | |
| 5.750%, 5–15–22 (G) .......... EUR | 100 | 118 |
| Infor Software Parent LLC and Infor Software Parent, Inc. (7.125% Cash or 7.875% PIK) | | |
| 7.125%, 5–1–21 (E)(I) .......... $ | 225 | 227 |
| Italics Merger Sub, Inc. | | |
| 7.125%, 7–15–23 (E) ........... | 2,231 | 2,283 |
| j2 Cloud Services LLC and j2 Global, Inc. | | |
| 6.000%, 7–15–25 (E) .......... | 270 | 277 |
| NCR Escrow Corp. | | |
| 6.375%, 12–15–23 ............ | 965 | 983 |
| Orbcomm, Inc. | | |
| 8.000%, 4–1–24 (E) .......... | 867 | 919 |

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Information Technology** (Continued) | | |
| Pioneer Holding Corp. | | |
| 9.000%, 11–1–22 (E) .......... $ | 713 | $ 736 |
| Riverbed Technology, Inc. and Project Homestake Merger Corp. | | |
| 8.875%, 3–1–23 (E) ........... | 1,309 | 1,234 |
| Vantiv LLC and Vantiv Issuer Corp. | | |
| 4.375%, 11–15–25 (E) .......... | 500 | 475 |
| | | 8,858 |
| **Materials – 1.2%** | | |
| American Greetings Corp. | | |
| 8.750%, 4–15–25 (E) .......... | 1,201 | 1,141 |
| CEMEX Finance LLC | | |
| 6.000%, 4–1–24 (E) ........... | 1,500 | 1,545 |
| Flex Acquisition Co., Inc. | | |
| 6.875%, 1–15–25 (E) .......... | 130 | 124 |
| Hillman Group, Inc. (The) | | |
| 6.375%, 7–15–22 (E) .......... | 1,470 | 1,323 |
| Ingevity Corp. | | |
| 4.500%, 2–1–26 (E) ........... | 366 | 349 |
| Kraton Polymers LLC and Kraton Polymers Capital Corp. | | |
| 7.000%, 4–15–25 (E) .......... | 210 | 216 |
| Novelis Corp. (GTD by Novelis, Inc.): | | |
| 6.250%, 8–15–24 (E) .......... | 447 | 456 |
| 5.875%, 9–30–26 (E) .......... | 137 | 133 |
| Pinnacle Operating Corp. | | |
| 9.000%, 5–15–23 (E) ........... | 560 | 499 |
| Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A. | | |
| 5.125%, 7–15–23 (E) .......... | 260 | 259 |
| Valvoline Finco Two LLC | | |
| 5.500%, 7–15–24 ............. | 150 | 150 |
| | | 6,195 |
| **Real Estate – 0.7%** | | |
| Aircastle Ltd. | | |
| 4.400%, 9–25–23 ............. | 1,100 | 1,100 |
| American Tower Corp. | | |
| 3.400%, 2–15–19 ............. | 600 | 601 |
| Crown Castle International Corp. | | |
| 3.700%, 6–15–26 ............. | 1,500 | 1,433 |
| iStar Financial, Inc., Convertible | | |
| 6.500%, 7–1–21 ............... | 125 | 128 |
| iStar, Inc., Convertible | | |
| 3.125%, 9–15–22 ............. | 486 | 472 |
| | | 3,734 |
| **Telecommunication Services – 2.0%** | | |
| Consolidated Communications Finance II Co. | | |
| 6.500%, 10–1–22 ............ | 1,016 | 960 |
| Frontier Communications Corp.: | | |
| 6.875%, 1–15–25 ............. | 1,026 | 624 |
| 11.000%, 9–15–25 (C) ........ | 1,751 | 1,365 |
| 8.500%, 4–1–26 (E) ........... | 611 | 577 |
| GCI, Inc. | | |
| 6.875%, 4–15–25 ............. | 1,075 | 1,112 |
| Olympus Merger Sub, Inc. | | |
| 8.500%, 10–15–25 (E) ........ | 2,969 | 2,724 |

## Column 1

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Telecommunication Services** (Continued) | | |
| Sprint Corp.: | | |
| 7.250%, 9–15–21 .......... | $ 1,239 | $ 1,309 |
| 7.875%, 9–15–23 .......... | 724 | 780 |
| 7.125%, 6–15–24 .......... | 500 | 519 |
| 7.625%, 3–1–26 ........... | 367 | 388 |
| Sprint Nextel Corp. | | |
| 11.500%, 11–15–21 .......... | 126 | 148 |
| | | 10,506 |
| | | |
| **Utilities – 0.8%** | | |
| Great Plains Energy, Inc. | | |
| 4.850%, 6–1–21 ........... | 1,500 | 1,532 |
| Pattern Energy Group, Inc., Convertible | | |
| 4.000%, 7–15–20 .......... | 279 | 279 |
| PSEG Power LLC (GTD by Nuclear, Fossil and ER&T) | | |
| 2.450%, 11–15–18 .......... | 1,250 | 1,250 |
| Sempra Energy | | |
| 2.850%, 11–15–20 ......... | 500 | 494 |
| | | 3,555 |
| | | |
| Total United States – 32.0% | | 161,722 |

| TOTAL CORPORATE DEBT SECURITIES – 58.5% | | $296,297 |
|---|---|---|

(Cost: $300,219)

**MORTGAGE-BACKED SECURITIES**

**Cayman Islands – 0.2%**

| | Principal | Value |
|---|---|---|
| ALM Loan Funding VII R-2 Ltd., Series 2013-7R2A, Class DR2 (3-Month U.S. LIBOR plus 600 bps) | | |
| 8.373%, 10–15–27 (E)(F) ..... | 1,000 | 997 |
| Highbridge Loan Management Ltd., Series 2014-4A, Class DR (3-Month U.S. LIBOR plus 555 bps) | | |
| 7.889%, 1–28–30 (E)(F) ...... | 250 | 244 |
| | | 1,241 |

**United States – 1.7%**

| | Principal | Value |
|---|---|---|
| Ashford Hospitality Trust, Series 2018-ASHF, ClassF (1-Month U.S. LIBOR plus 410 bps) | | |
| 6.258%, 4–15–35 (E)(F) ...... | 600 | 602 |
| Atrium Hotel Portfolio Trust, Series 2017-ATRM, Class F (1-Month U.S. LIBOR plus 420 bps) | | |
| 6.358%, 12–15–36 (E)(F) ..... | 400 | 402 |
| Barclays Commercial Mortgage Securities LLC, Commercial Mortgage Pass-Through Certificates, Series 2017-GLKS (1-Month U.S. LIBOR plus 370 bps) | | |
| 5.858%, 11–15–34 (E)(F) ..... | 700 | 700 |

## Column 2

| MORTGAGE-BACKED SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **United States** (Continued) | | |
| Consumer Loan Underlying Bond Credit Trust, Series 2017-P1, Class C (Mortgage spread to 3-year U.S. Treasury index) | | |
| 5.020%, 9–15–23 (E)(F) ...... | $1,000 | $ 997 |
| Marlette Funding Trust, Series 2017-2A, Class C | | |
| 4.580%, 7–15–24 (E) ......... | 450 | 451 |
| Northwoods Capital XIV Ltd. and Northwoods Capital XIV LLC, Series 2014-14A, Class D (3-Month U.S. LIBOR plus 395 bps) | | |
| 6.288%, 11–12–25 (E)(F) ...... | 800 | 800 |
| Northwoods Capital XIV Ltd. and Northwoods Capital XIV LLC, Series 2014A, Class E (3-Month U.S. LIBOR plus 535 bps) | | |
| 7.688%, 11–12–25 (E)(F) ...... | 800 | 797 |
| PNMAC GMSR Issuer Trust, Series 2018-GT1 (1-Month U.S. LIBOR plus 285 bps) | | |
| 5.066%, 2–25–23 (E)(F) ...... | 2,000 | 2,023 |
| Waldorf Astoria Boca Raton Trust, Commercial Mortgage Pass-Through Certificates, Series 2016-BOCA, Class F (1-Month U.S. LIBOR plus 550 bps) | | |
| 7.658%, 6–15–29 (E)(F) ....... | 1,500 | 1,504 |
| | | 8,276 |

| TOTAL MORTGAGE-BACKED SECURITIES – 1.9% | | $ 9,517 |
|---|---|---|

(Cost: $9,465)

**OTHER GOVERNMENT SECURITIES (J)**

**Argentina – 0.9%**

| | Principal | Value |
|---|---|---|
| Aeropuertos Argentina 2000 S.A. | | |
| 6.875%, 2–1–27 (E) .......... | 625 | 601 |
| Republic of Argentina | | |
| 6.875%, 4–22–21 ........... | 3,100 | 2,962 |
| Republic of Argentina | | |
| 5.625%, 1–26–22 ........... | 1,000 | 902 |
| | | 4,465 |

**Brazil – 1.6%**

| | Principal | Value |
|---|---|---|
| Banco Nacional de Desenvolvimento Economico e Social | | |
| 4.750%, 5–9–24 (E) ......... | 1,900 | 1,829 |
| Federative Republic of Brazil | | |
| 4.875%, 1–22–21 ........... | 6,100 | 6,170 |
| | | 7,999 |

**Columbia – 0.5%**

| | Principal | Value |
|---|---|---|
| Republic of Colombia | | |
| 4.375%, 7–12–21 ............ | 2,600 | 2,647 |

## Column 3

| OTHER GOVERNMENT SECURITIES (J) (Continued) | Principal | Value |
|---|---|---|
| **Indonesia – 1.8%** | | |
| Republic of Indonesia: | | |
| 3.750%, 4–25–22 (E) ........ | $ 6,000 | $ 5,951 |
| 2.950%, 1–11–23 ........... | 3,300 | 3,152 |
| | | 9,103 |
| | | |
| **Luxembourg – 0.4%** | | |
| Amigo Luxembourg S.A. | | |
| 7.625%, 1–15–24 (G) ........ GBP | 100 | 130 |
| Rumo Luxembourg S.a.r.l. | | |
| 7.375%, 2–9–24 (E) ........ $ | 1,750 | 1,788 |
| | | 1,918 |
| | | |
| **Mexico – 0.5%** | | |
| United Mexican States | | |
| 3.625%, 3–15–22 ........... | 2,500 | 2,505 |
| | | |
| **Peru – 0.4%** | | |
| Union Andina de Cementos S.A. | | |
| 5.875%, 10–30–21 (E) ........ | 2,000 | 2,047 |
| | | |
| **Poland – 1.3%** | | |
| Republic of Poland | | |
| 5.125%, 4–21–21 ............ | 6,000 | 6,273 |
| | | |
| **Qatar – 0.8%** | | |
| Qatar Government Bond | | |
| 2.375%, 6–2–21 (E) .......... | 4,000 | 3,888 |
| | | |
| **Saudi Arabia – 0.3%** | | |
| Saudi Arabia Government Bond | | |
| 2.375%, 10–26–21 (E) ........ | 1,500 | 1,447 |
| | | |
| **Turkey – 0.6%** | | |
| Turkey Government Bond: | | |
| 5.125%, 3–25–22 ............ | 2,600 | 2,468 |
| 6.250%, 9–26–22 .......... | 300 | 294 |
| | | 2,762 |
| | | |
| **Venezuela – 0.3%** | | |
| Corporacion Andina de Fomento | | |
| 4.375%, 6–15–22 ........... | 1,500 | 1,539 |

| TOTAL OTHER GOVERNMENT SECURITIES – 9.4% | | $46,593 |
|---|---|---|

(Cost: $47,989)

**LOANS (F)**

**Canada**

**Consumer Discretionary – 0.2%**

| | Principal | Value |
|---|---|---|
| KIK Custom Products, Inc. (ICE LIBOR plus 400 bps) | | |
| 6.242%, 5–15–23 ........... | 850 | 845 |

| LOANS (F) (Continued) | | Principal | Value |
|---|---|---:|---:|
| **Industrials – 0.0%** | | | |
| Garda World Security Corp. (ICE LIBOR plus 400 bps): | | | |
| 5.821%, 5–26–24 . . . . . . . . . . . . . | $ | 190 | $ 190 |
| 7.500%, 5–26–24 . . . . . . . . . . . . . | | —* | 1 |
| | | | 191 |
| **Total Canada – 0.2%** | | | 1,036 |
| Cayman Islands | | | |
| **Industrials – 0.1%** | | | |
| Agro Merchants Intermediate Holdings L.P. (ICE LIBOR plus 375 bps) | | | |
| 6.136%, 12–6–24 . . . . . . . . . . . . . | | 248 | 249 |
| **Total Cayman Islands – 0.1%** | | | 249 |
| Denmark | | | |
| **Telecommunication Services – 0.1%** | | | |
| TDC A/S (ICE LIBOR plus 350 bps) | | | |
| 5.839%, 6–11–25 . . . . . . . . . . . . . | | 250 | 252 |
| **Total Denmark – 0.1%** | | | 252 |
| Euro | | | |
| **Financials – 0.1%** | | | |
| Jade Germany GmbH (3-Month EURIBOR plus 475 bps) | | | |
| 5.750%, 5–31–23 (G) . . . . . . . . . . . | EUR | 494 | 572 |
| **Total Euro – 0.1%** | | | 572 |
| France | | | |
| **Health Care – 0.4%** | | | |
| Ceva Sante Animale (3-Month EURIBOR plus 300 bps) | | | |
| 3.000%, 6–30–21 (G) . . . . . . . . . . . | | 436 | 508 |
| HomeVi SAS (3-Month EURIBOR plus 325 bps) | | | |
| 3.250%, 10–30–24 (G) . . . . . . . . . | | 500 | 584 |
| Laboratoire BIOLAM LCD (3-Month EURIBOR plus 350 bps) | | | |
| 3.500%, 6–14–24 (G) . . . . . . . . . . . | | 500 | 579 |
| Sebia S.A. (3-Month EURIBOR plus 300 bps) | | | |
| 3.000%, 10–24–24 (G) . . . . . . . . . | | 300 | 347 |
| | | | 2,018 |
| **Total France – 0.4%** | | | 2,018 |
| Germany | | | |
| **Consumer Staples – 0.1%** | | | |
| Douglas Holding AG (3-Month EURIBOR plus 325 bps) | | | |
| 3.250%, 8–13–22 (G) . . . . . . . . . . | | 313 | 278 |
| **Total Germany – 0.1%** | | | 278 |

| LOANS (F) (Continued) | | Principal | Value |
|---|---|---:|---:|
| Ireland | | | |
| **Financials – 0.1%** | | | |
| ION Trading Finance Ltd. (ICE LIBOR plus 400 bps) | | | |
| 6.386%, 11–21–24 . . . . . . . . . . | $ | 280 | $ 279 |
| **Total Ireland – 0.1%** | | | 279 |
| Isle Of Man | | | |
| **Consumer Discretionary – 0.1%** | | | |
| GVC Holdings plc (ICE LIBOR plus 250 bps) | | | |
| 4.742%, 3–16–24 . . . . . . . . . . | | 249 | 250 |
| **Total Isle Of Man – 0.1%** | | | 250 |
| Luxembourg | | | |
| **Financials – 0.1%** | | | |
| Auris Luxembourg III S.a.r.l. | | | |
| 0.000%, 7–24–25 (G)(K) . . . . . . | EUR475 | | 557 |
| **Health Care – 0.0%** | | | |
| AI Sirona (Luxembourg) Acquisition S.a.r.l. | | | |
| 0.000%, 7–10–25 (G)(K) . . . . . . | GBP | 120 | 156 |
| AI Sirona (Luxembourg) Acquisition S.a.r.l. (3-Month EURIBOR plus 400 bps) | | | |
| 0.000%, 7–10–25 (G)(K) . . . . . . | EUR | 133 | 155 |
| | | | 311 |
| **Information Technology – 0.0%** | | | |
| SS&C Technologies Holdings, Inc. (ICE LIBOR plus 250 bps) | | | |
| 4.492%, 4–16–25 . . . . . . . . . . | $ | 63 | 63 |
| **Materials – 0.1%** | | | |
| SK Spice Holdings S.a.r.l. (3-Month ICE LIBOR plus 425 bps) | | | |
| 6.583%, 7–11–24 . . . . . . . . . . | | 351 | 351 |
| **Total Luxembourg – 0.2%** | | | 1,282 |
| Netherlands | | | |
| **Financials – 0.2%** | | | |
| BCPE Max Dutch Bidco B.V. | | | |
| 0.000%, 9–19–25 (G)(K) . . . . . . | EUR | 213 | 249 |
| Fugue Finance B.V. (3-Month EURIBOR plus 325 bps) | | | |
| 3.250%, 6–26–24 (G) . . . . . . . . | | 500 | 582 |
| | | | 831 |
| **Materials – 0.2%** | | | |
| Caldic B.V. (3-Month EURIBOR plus 325 bps) | | | |
| 3.000%, 7–18–24 (G) . . . . . . . . | | 500 | 575 |

| LOANS (F) (Continued) | | Principal | Value |
|---|---|---:|---:|
| **Materials (Continued)** | | | |
| Starfruit Finco B.V. | | | |
| 0.000%, 9–20–25 (G)(K) . . . . . . . | EUR 316 | $ 369 |
| | | | 944 |
| **Total Netherlands – 0.4%** | | | 1,775 |
| Sweden | | | |
| **Industrials – 0.1%** | | | |
| Verisure Holding AB (3-Month EURIBOR plus 300 bps) | | | |
| 3.000%, 10–21–22 (G) . . . . . . . . . | | 260 | 301 |
| **Total Sweden – 0.1%** | | | 301 |
| United Kingdom | | | |
| **Consumer Discretionary – 0.2%** | | | |
| Belmond Interfin Ltd. (3-Month EURIBOR plus 300 bps) | | | |
| 3.000%, 7–3–24 (G) . . . . . . . . . . . | | 494 | 573 |
| Eagle Bidco Ltd. (ICE LIBOR plus 475 bps) | | | |
| 5.473%, 5–6–22 (G) . . . . . . . . . . . | GBP500 | | 649 |
| | | | 1,222 |
| **Health Care – 0.1%** | | | |
| Elysium Healthcare Holdings 3 Ltd. (ICE LIBOR plus 375 bps) | | | |
| 5.975%, 4–4–25 (G) . . . . . . . . . . . | | 44 | 56 |
| Elysium Healthcare Holdings 3 Ltd. (ICE LIBOR plus 525 bps) | | | |
| 5.975%, 4–4–25 (G) . . . . . . . . . . . | | 456 | 585 |
| | | | 641 |
| **Total United Kingdom – 0.3%** | | | 1,863 |
| United States | | | |
| **Consumer Discretionary – 3.8%** | | | |
| Academy Sports + Outdoors (ICE LIBOR plus 400 bps): | | | |
| 6.104%, 7–2–22 . . . . . . . . . . . . . | $ | 176 | 136 |
| Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps) | | | |
| 5.492%, 7–25–21 (B) . . . . . . . . . . | | 404 | 372 |
| Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps) | | | |
| 8.742%, 7–25–22 . . . . . . . . . . . . . | | 563 | 472 |
| Apro LLC (ICE LIBOR plus 400 bps) | | | |
| 6.200%, 8–8–24 . . . . . . . . . . . . . | | 250 | 251 |
| Asurion LLC (ICE LIBOR plus 300 bps) | | | |
| 5.242%, 11–3–24 . . . . . . . . . . . . . | | 485 | 488 |
| Asurion LLC (ICE LIBOR plus 600 bps) | | | |
| 8.742%, 8–4–25 . . . . . . . . . . . . . | | 731 | 751 |
| BARBRI, Inc. (ICE LIBOR plus 425 bps) | | | |
| 6.354%, 12–1–23 . . . . . . . . . . . . . | | 228 | 228 |
| Caliber Collision Centers, Inc. (ICE LIBOR plus 300 bps) | | | |
| 5.242%, 2–1–24 . . . . . . . . . . . . . | | 211 | 212 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Consumer Discretionary** (Continued) | | |
| Charter Communications Operating LLC (ICE LIBOR plus 200 bps) | | |
| 4.250%, 4–30–25 . . . . . . . . . . . | $ 248 | $ 248 |
| CIF Times Square Mezz 1 LLC and CPTS Hotel Lessee Mezz 1 LLC (1-Month U.S. LIBOR plus 600 bps) | | |
| 8.133%, 5–9–20 . . . . . . . . . . . . . | 66 | 66 |
| Cosmopolitan of Las Vegas (The) (1-Month U.S. LIBOR plus 525 bps) | | |
| 7.409%, 11–9–19 . . . . . . . . . . . . . | 800 | 808 |
| CSC Holdings LLC (ICE LIBOR plus 225 bps) | | |
| 4.408%, 7–17–25 . . . . . . . . . . . . . | 212 | 212 |
| Eircom Finco S.a.r.l. (3-Month EURIBOR plus 325 bps) | | |
| 3.250%, 4–18–24 (G) . . . . . . . . . EUR 250 | | 291 |
| Equinox Holdings, Inc. (ICE LIBOR plus 300 bps) | | |
| 5.242%, 3–8–24 . . . . . . . . . . . . . $ 212 | | 213 |
| frontdoor, Inc. (ICE LIBOR plus 250 bps) | | |
| 4.750%, 8–16–25 . . . . . . . . . . . . . | 250 | 251 |
| Hotel del Coronado (1-Month U.S. LIBOR plus 500 bps) | | |
| 7.159%, 8–9–19 . . . . . . . . . . . . . | 120 | 120 |
| Hudson Delano Senior Mezz LLC (1-Month U.S. LIBOR plus 650 bps) | | |
| 8.659%, 2–9–20 . . . . . . . . . . . . . | 1,300 | 1,311 |
| International Cruise & Excursion Gallery, Inc. (ICE LIBOR plus 525 bps) | | |
| 7.492%, 6–8–25 . . . . . . . . . . . . . | 200 | 196 |
| J. Crew Group, Inc. (ICE LIBOR plus 322 bps): | | |
| 5.450%, 3–5–21 . . . . . . . . . . . . . | 130 | 118 |
| 5.462%, 3–5–21 . . . . . . . . . . . . . | 93 | 84 |
| 5.606%, 3–5–21 . . . . . . . . . . . . . | 342 | 311 |
| J.C. Penney Co., Inc. (ICE LIBOR plus 425 bps) | | |
| 6.567%, 6–23–23 . . . . . . . . . . . . . | 247 | 227 |
| Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps) | | |
| 7.509%, 10–16–23 . . . . . . . . . . . | 700 | 703 |
| Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps) | | |
| 11.432%, 5–21–24 . . . . . . . . . . . . . | 1,074 | 1,060 |
| Laureate Education, Inc. (ICE LIBOR plus 350 bps) | | |
| 5.742%, 4–26–24 . . . . . . . . . . . . . | 1,519 | 1,525 |
| Liberty Cablevision of Puerto Rico LLC (ICE LIBOR plus 350 bps) | | |
| 5.839%, 1–7–22 . . . . . . . . . . . . . | 18 | 18 |
| Mister Car Wash Holdings, Inc. (ICE LIBOR plus 400 bps) | | |
| 5.544%, 8–21–21 . . . . . . . . . . . . . | 386 | 388 |
| MLN U.S. Holdco LLC: | | |
| 0.000%, 7–13–25 (K) . . . . . . . . . . | 366 | 369 |
| 0.000%, 7–13–26 (K) . . . . . . . . . . | 244 | 241 |
| Nexstar Broadcasting Group, Inc. (ICE LIBOR plus 250 bps) | | |
| 4.604%, 1–17–24 . . . . . . . . . . . . . | 137 | 137 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Consumer Discretionary** (Continued) | | |
| Nexstar Broadcasting Group, Inc. (ICE LIBOR plus 300 bps) | | |
| 4.604%, 1–17–24 . . . . . . . . . . . . . | $ 19 | $ 19 |
| NPC International, Inc. (ICE LIBOR plus 350 bps) | | |
| 5.576%, 4–20–24 . . . . . . . . . . . | 148 | 148 |
| NPC International, Inc. (ICE LIBOR plus 750 bps) | | |
| 9.576%, 4–18–25 . . . . . . . . . . . | 616 | 621 |
| Penn National Gaming, Inc. | | |
| 0.000%, 8–15–25 (K) . . . . . . . . . . | 250 | 251 |
| Penn National Gaming, Inc. (ICE LIBOR plus 250 bps) | | |
| 4.742%, 1–19–24 . . . . . . . . . . . . . | 129 | 129 |
| PETCO Animal Supplies, Inc. (ICE LIBOR plus 325 bps) | | |
| 5.592%, 1–26–23 . . . . . . . . . . . | 260 | 210 |
| PetSmart, Inc. | | |
| 0.000%, 3–11–22 (K) . . . . . . . . . . | 15 | 13 |
| PetSmart, Inc. (3-Month ICE LIBOR plus 300 bps) | | |
| 5.120%, 3–11–22 . . . . . . . . . . . . . | 1,190 | 1,037 |
| Recorded Books, Inc. (ICE LIBOR plus 450 bps) | | |
| 6.886%, 8–31–25 (B) . . . . . . . . . . | 221 | 223 |
| Rough Country LLC (ICE LIBOR plus 375 bps) | | |
| 5.826%, 5–25–23 (B) . . . . . . . . . . | 249 | 249 |
| SIWF Holdings, Inc. (ICE LIBOR plus 425 bps) | | |
| 6.408%, 6–15–25 (B) . . . . . . . . . . | 732 | 737 |
| Talbots, Inc. (The) (ICE LIBOR plus 450 bps) | | |
| 6.742%, 3–19–20 . . . . . . . . . . . . . | 834 | 816 |
| Talbots, Inc. (The) (ICE LIBOR plus 850 bps) | | |
| 10.742%, 3–19–21 . . . . . . . . . . . | 391 | 378 |
| Times Square JV LLC and CPTS Hotel Lessee LLC (1-Month U.S. LIBOR plus 600 bps) | | |
| 8.133%, 5–9–20 . . . . . . . . . . . . . | 550 | 550 |
| Travel Leaders Group LLC (ICE LIBOR plus 400 bps) | | |
| 6.158%, 1–25–24 . . . . . . . . . . . . . | 351 | 355 |
| TRLG Intermediate Holdings LLC | | |
| 10.000%, 10–27–22 . . . . . . . . . . . | 148 | 143 |
| Univision Communications, Inc. (ICE LIBOR plus 275 bps) | | |
| 4.992%, 3–15–24 . . . . . . . . . . . . . | 309 | 301 |
| Winter Park Intermediate, Inc. (ICE LIBOR plus 475 bps) | | |
| 6.870%, 4–4–25 . . . . . . . . . . . . . | 250 | 246 |
| | | 18,233 |
| **Consumer Staples – 0.3%** | | |
| Dairyland USA Corp. (ICE LIBOR plus 400 bps) | | |
| 6.080%, 6–22–22 . . . . . . . . . . . . . | 199 | 200 |
| Dole Food Co., Inc. (ICE LIBOR plus 300 bps): | | |
| 4.883%, 4–6–24 . . . . . . . . . . . . . | 68 | 68 |
| 4.992%, 4–6–24 . . . . . . . . . . . . . | 136 | 136 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Consumer Staples** (Continued) | | |
| 7.000%, 4–6–24 . . . . . . . . . . . . . | $ 1 | $ 1 |
| 5.136%, 4–6–24 . . . . . . . . . . . . . | 5 | 4 |
| Post Holdings, Inc. (ICE LIBOR plus 225 bps) | | |
| 4.220%, 5–24–24 . . . . . . . . . . . . . | 229 | 229 |
| Prestige Brands, Inc. (ICE LIBOR plus 200 bps) | | |
| 4.242%, 1–26–24 . . . . . . . . . . . . . | 133 | 133 |
| Sigma U.S. Corp. (ICE LIBOR plus 300 bps) | | |
| 5.114%, 7–2–25 . . . . . . . . . . . . . | 250 | 250 |
| Wellness Merger Sub, Inc. (ICE LIBOR plus 475 bps) | | |
| 7.029%, 6–30–24 . . . . . . . . . . . . . | 183 | 183 |
| | | 1,204 |
| **Energy – 0.8%** | | |
| Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps) | | |
| 12.992%, 2–16–21 . . . . . . . . . . . . . | 266 | 252 |
| Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps) | | |
| 7.992%, 8–12–20 . . . . . . . . . . . . . | 1,096 | 1,076 |
| California Resources Corp. (ICE LIBOR plus 475 bps) | | |
| 6.962%, 12–31–22 . . . . . . . . . . . | 376 | 381 |
| EG America LLC (ICE LIBOR plus 400 bps) | | |
| 6.386%, 2–6–25 . . . . . . . . . . . . . | 249 | 249 |
| Foresight Energy LLC (ICE LIBOR plus 725 bps) | | |
| 7.992%, 3–28–22 . . . . . . . . . . . . . | 1,625 | 1,622 |
| Oryx Southern Delaware Holdings LLC (ICE LIBOR plus 325 bps) | | |
| 5.492%, 2–28–25 . . . . . . . . . . . . . | 249 | 245 |
| Westmoreland Coal Co. | | |
| 0.000%, 5–22–19 (K) . . . . . . . . . . | 37 | 37 |
| Westmoreland Coal Co. (3-Month U.S. LIBOR plus 825 bps) | | |
| 10.562%, 5–22–19 . . . . . . . . . . . | 165 | 164 |
| Westmoreland Coal Co. (ICE LIBOR plus 650 bps) | | |
| 8.834%, 12–16–20 (L) . . . . . . . . . | 982 | 260 |
| | | 4,286 |
| **Financials – 2.0%** | | |
| Alliant Holdings Intermediate LLC (ICE LIBOR plus 300 bps) | | |
| 5.148%, 5–10–25 . . . . . . . . . . . . . | 36 | 36 |
| AqGen Ascensus, Inc. | | |
| 0.000%, 12–3–22 (B)(K) . . . . . . . . | 31 | 32 |
| AqGen Ascensus, Inc. (ICE LIBOR plus 350 bps): | | |
| 5.886%, 12–3–22 (B) . . . . . . . . . . | 20 | 20 |
| AqGen Ascensus, Inc. (ICE LIBOR plus 350 bps): | | |
| 5.886%, 12–3–22 . . . . . . . . . . . . . | 470 | 471 |
| Aretec Group, Inc. | | |
| 0.000%, 8–15–25 (B)(K) . . . . . . . . | 250 | 252 |
| Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps) | | |
| 9.092%, 7–20–26 (B) . . . . . . . . . . | 780 | 796 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Financials (Continued)** | | |
| EG Finco Ltd. (ICE LIBOR plus 475 bps) | | |
| 5.550%, 2–6–25 (G) . . . . . . . . . . | GBP 498 | $ 647 |
| Financial & Risk U.S. Holdings, Inc.: | | |
| 0.000%, 10–1–25 (K) . . . . . . . . . . . | $ 480 | 518 |
| HarbourVest Partners LLC (ICE LIBOR plus 225 bps) | | |
| 4.408%, 3–1–25 (B) . . . . . . . . . . . . | 245 | 245 |
| Hub International Ltd. (ICE LIBOR plus 300 bps) | | |
| 5.335%, 4–25–25 . . . . . . . . . . . . . | 304 | 304 |
| Hudson River Trading LLC (ICE LIBOR plus 425 bps) | | |
| 6.326%, 4–3–25 (B) . . . . . . . . . . . . | 424 | 426 |
| INEOS U.S. Finance LLC (ICE LIBOR plus 200 bps) | | |
| 4.386%, 3–31–24 . . . . . . . . . . . . . | 248 | 248 |
| Jane Street Group LLC (ICE LIBOR plus 375 bps) | | |
| 5.992%, 8–25–22 . . . . . . . . . . . . . | 2,094 | 2,100 |
| MA FinanceCo. LLC (ICE LIBOR plus 275 bps) | | |
| 4.742%, 6–21–24 . . . . . . . . . . . . . | 38 | 38 |
| Mayfield Agency Borrower, Inc. (ICE LIBOR plus 450 bps) | | |
| 6.742%, 2–28–25 (B) . . . . . . . . . . . | 1,895 | 1,905 |
| Mayfield Agency Borrower, Inc. (ICE LIBOR plus 850 bps) | | |
| 10.742%, 2–28–26 (B) . . . . . . . . . . | 545 | 537 |
| NFP Corp. (ICE LIBOR plus 300 bps) | | |
| 5.242%, 1–8–24 . . . . . . . . . . . . . | 361 | 361 |
| Ocean Bidco, Inc. (ICE LIBOR plus 500 bps) | | |
| 7.386%, 3–21–25 . . . . . . . . . . . . . | 246 | 247 |
| TransUnion (ICE LIBOR plus 200 bps) | | |
| 4.242%, 4–9–23 . . . . . . . . . . . . . | 138 | 138 |
| | | 9,321 |
| **Health Care – 2.3%** | | |
| Amneal Pharmaceuticals LLC (ICE LIBOR plus 350 bps) | | |
| 5.750%, 5–4–25 . . . . . . . . . . . . . | 249 | 251 |
| ATI Holdings Acquisition, Inc. (ICE LIBOR plus 350 bps) | | |
| 5.648%, 5–10–23 (B) . . . . . . . . . . . | 247 | 248 |
| Avantor, Inc. (3-Month EURIBOR plus 425 bps) | | |
| 4.250%, 11–22–24 (G) . . . . . . . . . . | EUR 298 | 348 |
| Avantor, Inc. (ICE LIBOR plus 400 bps) | | |
| 6.242%, 11–22–24 . . . . . . . . . . . | $ 43 | 44 |
| BioClinica Holding I L.P. (ICE LIBOR plus 425 bps) | | |
| 6.625%, 10–20–23 . . . . . . . . . . . . | 147 | 140 |
| BW NHHC Holdco, Inc. (ICE LIBOR plus 500 bps) | | |
| 7.158%, 5–15–25 . . . . . . . . . . . . . | 249 | 245 |
| CHG PPC Parent LLC (ICE LIBOR plus 275 bps) | | |
| 4.992%, 1–22–25 (B) . . . . . . . . . . . | 249 | 249 |
| Concordia International Corp. (ICE LIBOR plus 550 bps) | | |
| 7.620%, 9–6–24 . . . . . . . . . . . . . | 226 | 221 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Health Care (Continued)** | | |
| Covenant Surgical Partners, Inc. (3-Month ICE LIBOR plus 475 bps) | | |
| 6.842%, 9–29–24 (B) . . . . . . . . . . | $ 10 | $ 10 |
| Covenant Surgical Partners, Inc. (ICE LIBOR plus 475 bps): | | |
| 6.886%, 9–29–24 (B) . . . . . . . . . | 23 | 23 |
| 6.843%, 9–29–24 (B) . . . . . . . . . | 191 | 191 |
| 6.821%, 9–29–24 (B) . . . . . . . . . | 19 | 19 |
| 6.848%, 9–29–24 (B) . . . . . . . . . | 5 | 5 |
| Envision Healthcare Corp. | | |
| 0.000%, 9–28–25 (K) . . . . . . . . . . | 250 | 249 |
| Ethypharm (ICE LIBOR plus 475 bps) | | |
| 5.424%, 7–21–23 (G) . . . . . . . . . . | GBP 500 | 653 |
| Exactech, Inc. (ICE LIBOR plus 375 bps) | | |
| 5.992%, 2–14–25 . . . . . . . . . . . . . | $ 249 | 249 |
| Gentiva Health Services, Inc. (ICE LIBOR plus 375 bps) | | |
| 6.000%, 7–2–25 (B) . . . . . . . . . . . | 1,428 | 1,444 |
| Gentiva Health Services, Inc. (ICE LIBOR plus 700 bps) | | |
| 9.375%, 7–2–26 . . . . . . . . . . . . . | 365 | 374 |
| Hanger, Inc. (ICE LIBOR plus 350 bps) | | |
| 5.742%, 3–6–25 (B) . . . . . . . . . . . | 249 | 248 |
| Heartland Dental LLC | | |
| 0.000%, 4–30–25 (K) . . . . . . . . . . | 119 | 119 |
| Heartland Dental LLC (ICE LIBOR plus 375 bps) | | |
| 5.992%, 4–30–25 . . . . . . . . . . . . . | 791 | 791 |
| LifeScan Global Corp. | | |
| 0.000%, 6–19–25 (B)(K) . . . . . . . . | 122 | 117 |
| LSCS Holdings, Inc. | | |
| 0.000%, 3–9–25 (B)(K) . . . . . . . . . | 1 | 1 |
| LSCS Holdings, Inc. (ICE LIBOR plus 425 bps): | | |
| 6.563%, 3–9–25 (B) . . . . . . . . . . . | 116 | 116 |
| 6.636%, 3–9–25 (B) . . . . . . . . . . . | 42 | 41 |
| 6.751%, 3–9–25 (B) . . . . . . . . . . . | 42 | 41 |
| 6.384%, 3–9–25 (B) . . . . . . . . . . . | 10 | 10 |
| Patterson Medical Holdings, Inc. (ICE LIBOR plus 475 bps) | | |
| 7.092%, 8–28–22 (B) . . . . . . . . . . | 248 | 238 |
| QuintilesIMS, Inc. (3-Month EURIBOR plus 200 bps) | | |
| 2.750%, 3–7–24 (G) . . . . . . . . . . | EUR 246 | 285 |
| SavaSeniorCare LLC (1-Month U.S. LIBOR plus 730 bps) | | |
| 9.459%, 10–11–18 . . . . . . . . . . . . | $ 1,073 | 1,075 |
| Schumacher Group (ICE LIBOR plus 400 bps) | | |
| 6.076%, 7–31–22 (B) . . . . . . . . . . | 276 | 279 |
| Syneos Health, Inc. (ICE LIBOR plus 200 bps) | | |
| 4.242%, 8–1–24 . . . . . . . . . . . . . | 195 | 196 |
| Team Health Holdings, Inc. (ICE LIBOR plus 275 bps) | | |
| 4.992%, 2–6–24 . . . . . . . . . . . . . | 148 | 144 |
| UIC Merger Sub, Inc. (ICE LIBOR plus 325 bps) | | |
| 5.492%, 8–31–24 . . . . . . . . . . . . . | 248 | 248 |
| Verscend Holding Corp. (ICE LIBOR plus 450 bps) | | |
| 6.742%, 8–27–25 . . . . . . . . . . . . . | 1,750 | 1,764 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Health Care (Continued)** | | |
| WW Medical and Healthcare Holdings Corp. (ICE LIBOR plus 375 bps) | | |
| 5.992%, 11–2–24 . . . . . . . . . . . . . | $ 249 | $ 250 |
| | | 10,926 |
| **Industrials – 2.3%** | | |
| APCO Holdings, Inc. (ICE LIBOR plus 550 bps) | | |
| 7.750%, 6–8–25 (B) . . . . . . . . . . . | 193 | 194 |
| Brookfield WEC Holdings, Inc. (ICE LIBOR plus 375 bps) | | |
| 5.992%, 8–1–25 . . . . . . . . . . . . . | 250 | 253 |
| C.H.I. Overhead Doors, Inc. (ICE LIBOR plus 375 bps) | | |
| 5.492%, 7–31–22 . . . . . . . . . . . . . | 441 | 442 |
| Chill Merger Sub, Inc. (ICE LIBOR plus 350 bps) | | |
| 5.742%, 3–20–24 . . . . . . . . . . . . . | 225 | 225 |
| Diamond (BC) B.V. (ICE LIBOR plus 300 bps) | | |
| 5.242%, 9–6–24 . . . . . . . . . . . . . | 248 | 243 |
| Dynacast International LLC (ICE LIBOR plus 850 bps) | | |
| 10.886%, 1–30–23 (B) . . . . . . . . . | 683 | 673 |
| Fastener Acquisition, Inc. (ICE LIBOR plus 425 bps): | | |
| 6.492%, 3–28–25 . . . . . . . . . . . . | 106 | 106 |
| 6.636%, 3–28–25 . . . . . . . . . . . . | 142 | 143 |
| MB Aerospace Holdings II Corp. (ICE LIBOR plus 350 bps) | | |
| 5.742%, 1–22–25 . . . . . . . . . . . . . | 248 | 249 |
| McDermott Technology (Americas), Inc. (ICE LIBOR plus 500 bps) | | |
| 7.242%, 5–10–25 . . . . . . . . . . . . | 1,514 | 1,535 |
| MRO Holdings, Inc. (ICE LIBOR plus 525 bps) | | |
| 7.632%, 10–25–23 (B) . . . . . . . . . | 496 | 499 |
| Packers Holdings LLC (ICE LIBOR plus 325 bps) | | |
| 5.383%, 12–4–24 . . . . . . . . . . . . . | 248 | 248 |
| PAE Holding Corp. (ICE LIBOR plus 550 bps) | | |
| 7.886%, 10–20–22 . . . . . . . . . . . | 1,469 | 1,471 |
| PAE Holding Corp. (ICE LIBOR plus 950 bps) | | |
| 11.886%, 10–20–23 . . . . . . . . . . . | 134 | 134 |
| PT Holdings LLC (ICE LIBOR plus 400 bps) | | |
| 6.386%, 12–7–24 . . . . . . . . . . . . . | 404 | 404 |
| SH 130 Concession Co. LLC (3-Month ICE LIBOR plus 287.5 bps) | | |
| 5.117%, 6–5–20 . . . . . . . . . . . . . | 605 | 607 |
| SMI Acquisition, Inc. (ICE LIBOR plus 375 bps) | | |
| 6.094%, 11–1–24 . . . . . . . . . . . . . | 248 | 236 |
| Solera LLC and Solera Finance, Inc. (ICE LIBOR plus 475 bps) | | |
| 4.992%, 3–3–23 . . . . . . . . . . . . . | 479 | 480 |
| Tronair, Inc. (1-Month U.S. LIBOR plus 475 bps) | | |
| 7.566%, 9–8–23 (B) . . . . . . . . . . . | 146 | 144 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Industrials (Continued)** | | |
| Tronair, Inc. (Prime rate plus 375 bps) | | |
| 7.136%, 9–8–23 (B) . . . . . . . . . . . . | $ 1 | $ 1 |
| U.S. Security Associates Holdings, Inc. (ICE LIBOR plus 400 bps) | | |
| 5.742%, 7–28–23 . . . . . . . . . . . . . | 376 | 376 |
| USS Ultimate Holdings, Inc. (ICE LIBOR plus 375 bps) | | |
| 5.992%, 8–25–24 . . . . . . . . . . . . . | 308 | 311 |
| USS Ultimate Holdings, Inc. (ICE LIBOR plus 775 bps) | | |
| 9.992%, 8–25–25 . . . . . . . . . . . . | 1,235 | 1,235 |
| William Morris Endeavor Entertainment LLC (ICE LIBOR plus 275 bps) | | |
| 5.000%, 5–29–25 . . . . . . . . . . . . | 186 | 186 |
| YRC Worldwide, Inc. (ICE LIBOR plus 850 bps) | | |
| 10.742%, 7–26–22 . . . . . . . . . . . . | 521 | 529 |
| Zebra Technologies Corp. (ICE LIBOR plus 175 bps) | | |
| 4.063%, 10–27–21 . . . . . . . . . . . . | 229 | 230 |
| | | 11,154 |
| **Information Technology – 1.3%** | | |
| Applied Systems, Inc. (ICE LIBOR plus 700 bps) | | |
| 9.386%, 9–19–25 . . . . . . . . . . . . . | 384 | 390 |
| CCC Information Services, Inc. (ICE LIBOR plus 675 bps) | | |
| 8.992%, 3–31–25 . . . . . . . . . . . . . | 215 | 216 |
| Colorado Buyer, Inc. (ICE LIBOR plus 300 bps) | | |
| 9.360%, 5–1–25 . . . . . . . . . . . . . . | 414 | 414 |
| DigiCert Holdings, Inc. | | |
| 0.000%, 9–20–24 (K) . . . . . . . . . . | 20 | 21 |
| DigiCert Holdings, Inc. (ICE LIBOR plus 475 bps) | | |
| 6.826%, 10–31–24 . . . . . . . . . . . . | 249 | 250 |
| First Data Corp. (ICE LIBOR plus 225 bps): | | |
| 4.212%, 7–10–22 . . . . . . . . . . . . . | 84 | 84 |
| 4.212%, 4–26–24 . . . . . . . . . . . . . | 131 | 131 |
| Flexera Software LLC | | |
| 0.000%, 1–25–25 (K) . . . . . . . . . . | 40 | 40 |
| Flexera Software LLC (ICE LIBOR plus 325 bps) | | |
| 5.500%, 2–26–25 . . . . . . . . . . . . . | 249 | 249 |
| Great Dane Merger Sub, Inc. (ICE LIBOR plus 375 bps) | | |
| 5.992%, 5–21–25 (B) . . . . . . . . . . | 605 | 606 |
| HS Purchaser LLC (ICE LIBOR plus 375 bps) | | |
| 5.992%, 3–29–25 (B) . . . . . . . . . . | 249 | 251 |
| Inovalon Holdings, Inc. (ICE LIBOR plus 350 bps) | | |
| 5.625%, 4–2–25 . . . . . . . . . . . . . . | 250 | 250 |
| Microchip Technology, Inc. (ICE LIBOR plus 200 bps) | | |
| 4.080%, 5–29–25 . . . . . . . . . . . . . | 234 | 234 |
| Mitchell International, Inc. (ICE LIBOR plus 325 bps) | | |
| 5.492%, 11–30–24 . . . . . . . . . . . . | 210 | 210 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Information Technology (Continued)** | | |
| Mitchell International, Inc. (ICE LIBOR plus 725 bps) | | |
| 9.492%, 11–30–25 . . . . . . . . . . . . | $ 400 | $ 399 |
| NAVEX TopCo, Inc. (ICE LIBOR plus 325 bps) | | |
| 5.370%, 8–9–25 . . . . . . . . . . . . . . | 250 | 250 |
| Navicure, Inc. (ICE LIBOR plus 375 bps) | | |
| 5.992%, 11–1–24 (B) . . . . . . . . . . | 248 | 249 |
| Output Services Group, Inc. (ICE LIBOR plus 425 bps) | | |
| 6.492%, 3–27–24 . . . . . . . . . . . . . | 249 | 251 |
| Park Place Technologies LLC (ICE LIBOR plus 400 bps) | | |
| 6.242%, 3–29–25 . . . . . . . . . . . . . | 249 | 249 |
| Parker Private Merger Sub, Inc. | | |
| 0.000%, 9–17–25 (K) . . . . . . . . . . | 250 | 251 |
| Peak 10 Holding Corp. (ICE LIBOR plus 350 bps) | | |
| 5.886%, 8–1–24 . . . . . . . . . . . . . . | 248 | 245 |
| Seattle Spinco, Inc. (ICE LIBOR plus 275 bps) | | |
| 4.742%, 6–21–24 . . . . . . . . . . . . . | 257 | 256 |
| SS&C Technologies Holdings, Inc. (ICE LIBOR plus 250 bps) | | |
| 4.492%, 4–16–25 . . . . . . . . . . . . . | 163 | 164 |
| Triple Point Group Holdings, Inc. (ICE LIBOR plus 425 bps) | | |
| 6.636%, 7–13–20 . . . . . . . . . . . . . | 210 | 186 |
| VF Holding Corp. (ICE LIBOR plus 325 bps) | | |
| 5.492%, 6–4–25 . . . . . . . . . . . . . . | 250 | 251 |
| | | 6,097 |
| **Materials – 0.7%** | | |
| Associated Asphalt Partners LLC (ICE LIBOR plus 525 bps) | | |
| 7.492%, 4–5–24 . . . . . . . . . . . . . . | 130 | 130 |
| Crown Americas LLC (ICE LIBOR plus 200 bps) | | |
| 4.163%, 4–3–25 . . . . . . . . . . . . . . | 249 | 251 |
| Ferro Corp. (ICE LIBOR plus 225 bps) | | |
| 4.636%, 2–14–24 . . . . . . . . . . . . . | 212 | 212 |
| Flex Acquisition Co., Inc. (ICE LIBOR plus 325 bps) | | |
| 5.751%, 6–22–25 . . . . . . . . . . . . . | 250 | 250 |
| Hillman Group, Inc. (The): | | |
| 0.000%, 5–31–25 (K) . . . . . . . . . . | 839 | 829 |
| HVSC Merger Sub Corp. (ICE LIBOR plus 400 bps): | | |
| 6.242%, 10–28–24 . . . . . . . . . . . . | 178 | 178 |
| 6.313%, 10–28–24 . . . . . . . . . . . | 88 | 88 |
| ILPEA Parent, Inc. (ICE LIBOR plus 550 bps) | | |
| 7.000%, 3–2–23 . . . . . . . . . . . . . . | 391 | 392 |
| Starfruit U.S. Holdco LLC | | |
| 0.000%, 9–20–25 (K) . . . . . . . . . . | 250 | 251 |
| Styrolution Group GmbH (ICE LIBOR plus 375 bps) | | |
| 4.386%, 9–30–21 . . . . . . . . . . . . . | 54 | 54 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Materials (Continued)** | | |
| Versum Materials, Inc. (ICE LIBOR plus 250 bps) | | |
| 4.386%, 9–29–23 . . . . . . . . . . . . . | $ 225 | $ 226 |
| W.R. Grace & Co. — Conn (ICE LIBOR plus 175 bps): | | |
| 4.136%, 4–3–25 . . . . . . . . . . . . . . | 250 | 251 |
| | | 3,112 |
| **Real Estate – 0.7%** | | |
| Access CIG LLC | | |
| 0.000%, 2–27–25 (K) . . . . . . . . . | 28 | 28 |
| Access CIG LLC (ICE LIBOR plus 375 bps): | | |
| 5.992%, 2–27–25 . . . . . . . . . . . . . | 255 | 256 |
| Avolon TLB Borrower 1 U.S. LLC (ICE LIBOR plus 200 bps) | | |
| 4.165%, 1–15–25 . . . . . . . . . . . . . | 224 | 224 |
| Hospitality Investors Trust, Inc. (1-Month U.S. LIBOR plus 650 bps) | | |
| 8.633%, 5–1–19 . . . . . . . . . . . . . . | 1,000 | 1,000 |
| Inland Retail Real Estate Trust, Inc. (1-Month U.S. LIBOR plus 650 bps) | | |
| 8.604%, 4–1–19 . . . . . . . . . . . . . . | 1,327 | 1,334 |
| Terra Millennium Corp. (ICE LIBOR plus 625 bps) | | |
| 8.500%, 10–31–22 (B) . . . . . . . . . | 421 | 422 |
| | | 3,264 |
| **Telecommunication Services – 0.9%** | | |
| CenturyLink, Inc. (ICE LIBOR plus 275 bps): | | |
| 4.992%, 9–30–22 . . . . . . . . . . . . . | 1,137 | 1,135 |
| 4.992%, 1–31–25 . . . . . . . . . . . . . | 515 | 511 |
| Level 3 Financing, Inc. (ICE LIBOR plus 225 bps) | | |
| 4.432%, 2–22–24 . . . . . . . . . . . . . | 220 | 220 |
| Securus Technologies Holdings, Inc. | | |
| 0.000%, 11–1–24 (K) . . . . . . . . . . | 82 | 82 |
| Securus Technologies Holdings, Inc. (ICE LIBOR plus 450 bps) | | |
| 6.742%, 11–1–24 . . . . . . . . . . . . . | 269 | 269 |
| Sprint Communications, Inc. (ICE LIBOR plus 250 bps) | | |
| 4.750%, 2–2–24 . . . . . . . . . . . . . . | 424 | 425 |
| West Corp. (3-Month ICE LIBOR plus 400 bps) | | |
| 6.242%, 10–10–24 . . . . . . . . . . . . | 1,567 | 1,561 |
| | | 4,203 |
| Total United States – 15.1% | | 71,800 |
| **TOTAL LOANS – 17.3%** | | **$81,955** |

(Cost: $82,219)

SEPTEMBER 30, 2018

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS | Principal | Value |
|---|---|---|
| United States – 1.3% | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index): | | |
| 3.885%, 2–25–45 (E)(F) | $ 500 | $ 500 |
| 3.872%, 4–25–45 (E)(F) | 1,800 | 1,804 |
| 3.473%, 5–25–45 (E)(F) | 1,185 | 1,185 |
| 3.684%, 8–25–45 (E)(F) | 350 | 350 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates | | |
| 2.500%, 6–15–39 | 838 | 818 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 2.000%, 4–25–40 | 829 | 802 |
| 3.000%, 2–25–44 | 197 | 195 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 4.490%, 5–1–19 | 459 | 460 |
| 4.646%, 7–1–20 | 444 | 450 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates | | |
| 3.500%, 4–20–34 | 118 | 117 |
| | | 6,681 |
| TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.3% | | $6,681 |

(Cost: $6,872)

| UNITED STATES GOVERNMENT OBLIGATIONS | Principal | Value |
|---|---|---|
| United States – 5.3% | | |
| U.S. Treasury Bonds | | |
| 2.250%, 11–15–25 | $2,250 | $ 2,139 |
| U.S. Treasury Notes: | | |
| 1.500%, 8–15–20 | 4,000 | 3,905 |
| 1.375%, 9–30–20 | 3,050 | 2,965 |
| 1.875%, 7–31–22 | 3,350 | 3,223 |
| 1.875%, 10–31–22 | 400 | 384 |
| 1.375%, 6–30–23 | 7,150 | 6,656 |
| 1.625%, 10–31–23 | 400 | 375 |
| 2.125%, 9–30–24 | 1,600 | 1,525 |
| 2.875%, 7–31–25 | 235 | 233 |
| 1.500%, 8–15–26 | 5,560 | 4,966 |
| | | 26,371 |
| TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 5.3% | | $26,371 |

(Cost: $27,354)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (N) – 0.4% | | |
| Kroger Co. (The) | | |
| 2.350%, 10–1–18 | 2,030 | 2,030 |
| Master Note – 2.3% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) | | |
| 2.470%, 10–5–18 (M) | 11,443 | 11,443 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Money Market Funds – 1.5% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares | | |
| 2.140%, (O)(P) | $7,408 | $ 7,408 |
| TOTAL SHORT-TERM SECURITIES – 4.2% | | $ 20,881 |
| (Cost: $20,881) | | |
| TOTAL INVESTMENT SECURITIES – 100.9% | | $503,777 |
| (Cost: $510,348) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9)% | | (4,720) |
| NET ASSETS – 100.0% | | $499,057 |

Notes to Schedule of Investments

* Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities whose value was determined using significant unobservable inputs.

(C) All or a portion of securities with an aggregate value of $9,781 are on loan.

(D) Restricted securities. At September 30, 2018, the Fund owned the following restricted securities:

| Security | Acquisition Date(s) | Principal | Cost | Market Value |
|---|---|---|---|---|
| Novae Group plc (3-Month U.S. LIBOR plus 405 bps), 6.364%, 06–30–34 | 8–4–17 | $400 | $ 387 | $ 399 |
| | | Shares | | |
| Pinnacle Agriculture Enterprises LLC | 3–10–17 | 389 | 177 | 217 |
| Targa Resources Corp., 9.500% | 10–24–17 | 1 | 1,624 | 1,578 |
| | | | $2,188 | $2,194 |

The total value of these securities represented 0.4% of net assets at September 30, 2018.

(E) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $241,053 or 48.3% of net assets.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(G)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro and GBP - British Pound).

(H)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2018.

(I)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(J)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(K)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(L)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(M)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(N)Rate shown is the yield to maturity at September 30, 2018.

(O)Rate shown is the annualized 7-day yield at September 30, 2018.

(P)Investment made with cash collateral received from securities on loan.

The following forward foreign currency contracts were outstanding at September 30, 2018:

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| British Pound | 4,240 | U.S. Dollar | 5,629 | 1–31–19 | JPMorgan Securities LLC | $ 68 | $— |
| Euro | 3,704 | U.S. Dollar | 4,406 | 1–31–19 | JPMorgan Securities LLC | 59 | — |
| Euro | 5,556 | U.S. Dollar | 7,198 | 9–30–21 | JPMorgan Securities LLC | 101 | — |
| Euro | 503 | U.S. Dollar | 588 | 10–5–18 | Morgan Stanley International | 4 | — |
| | | | | | | $232 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 430 | $ — | $ 68 |
| Health Care | 168 | — | — |
| Total Common Stocks | $ 598 | $ — | $ 68 |
| Investment Funds | 6,703 | — | — |
| Preferred Stocks | — | 1,578 | 217 |
| Asset-Backed Securities | — | 6,318 | — |
| Corporate Debt Securities | — | 296,297 | — |
| Mortgage-Backed Securities | — | 9,517 | — |
| Other Government Securities | — | 46,593 | — |
| Loans | — | 69,842 | 12,113 |
| United States Government Agency Obligations | — | 6,681 | — |
| United States Government Obligations | — | 26,371 | — |
| Short-Term Securities | 7,408 | 13,473 | — |
| Total | $14,709 | $476,670 | $12,398 |
| Forward Foreign Currency Contracts | $ — | $ 232 | $ — |

SEPTEMBER 30, 2018

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Common Stocks | Preferred Stocks | Mortgage-Backed Securities | Loans |
|---|---|---|---|---|
| Beginning Balance 10–1–17 | $ — | $245 | $ 1,000 | $ 5,532 |
| Net realized gain (loss) | — | — | — | (15) |
| Net change in unrealized appreciation (depreciation) | 60 | (28) | — | 66 |
| Purchases | 8 | — | — | 10,128 |
| Sales | — | — | — | (2,334) |
| Amortization/Accretion of premium/discount | — | — | — | 9 |
| Transfers into Level 3 during the period | — | — | — | 728 |
| Transfers out of Level 3 during the period | — | — | (1,000) | (2,001) |
| Ending Balance 9–30–18 | $68 | $ 217 | $ — | $ 12,113 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–18 | $60 | $ (28) | $ — | $ 68 |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the year ended September 30, 2018, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

| | Fair Value at 9–30–18 | Valuation Technique(s) | Unobservable Input(s) | Input Value(s) |
|---|---|---|---|---|
| **Assets** | | | | |
| Common Stocks | $ 68 | Market comparable approach | Adjusted EBITDA multiple | 9.19x |
| Preferred Stocks | 217 | Market comparable approach | Adjusted EBITDA multiple | 11.10x |
| | | | Illiquidity Discount | 10% |
| Loans | 12,113 | Third-party vendor service | Broker quotes | N/A |

Significant increases (decreases) in the adjusted revenue multiple and adjusted EBITDA multiple inputs could result in a higher (lower) fair value measurement. However, significant increases (decreases) in the illiquidity discount input could result in a lower (higher) fair value measurement.

The following acronyms are used throughout this schedule:

CLO = Collateralized Loan Obligation
CMO = Collateralized Mortgage Obligation
EURIBOR = Euro Interbank Offered Rate
GTD = Guaranteed
ICE = IntercontinentalExchange
LIBOR = London Interbank Offered Rate
PIK = Payment in kind
REMIC = Real Estate Mortgage Investment Conduit

# SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2018

**Market Sector Diversification**

(as a % of net assets)

| | |
|---|---|
| Financials | 22.1% |
| Consumer Discretionary | 15.4% |
| Other Government Securities | 9.3% |
| Industrials | 6.8% |
| Consumer Staples | 6.7% |
| United States Government and Government Agency Obligations | 6.6% |
| Energy | 6.1% |
| Health Care | 5.6% |
| Materials | 5.3% |
| Telecommunication Services | 5.0% |
| Information Technology | 4.4% |
| Utilities | 2.0% |
| Real Estate | 1.4% |
| Other+ | 3.3% |

+*Includes cash and other assets (net of liabilities), and cash equivalents*

See Accompanying Notes to Financial Statements.

*Below, Michael J. Walls, portfolio manager of the Ivy California Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2018. Mr. Walls has managed the Fund since October 2016 and has 20 years of industry experience.*

## Fiscal Year Performance

For the 12 months ended September 30, 2018

| | |
|---|---:|
| Ivy California Municipal High Income Fund<br>(Class A shares – at net asset value) | 0.89% |
| Ivy California Municipal High Income Fund<br>(Class A shares including sales charges) | -3.39% |

Benchmark(s) and/or Morningstar Category

| | |
|---|---:|
| Bloomberg Barclays Municipal High Yield Index<br>(reflects the performance of securities generally representing the municipal high yield bond market) | 6.36% |
| Bloomberg Barclays Municipal Bond Index<br>(reflects the performance of securities generally representing the municipal bond market) | 0.35% |
| Lipper California Municipal Debt Funds Universe Average<br>(generally reflects the performance of the universe of fund with similar investment objectives) | 0.72% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value.*

The Ivy California Municipal High Yield Fund outperformed its Lipper peer group and the Bloomberg Barclays Municipal Bond Index, but trailed the Bloomberg Barclays Municipal High Yield Index. The drivers of performance were two-fold: the long duration positioning of the Fund relative to its benchmarks and credit positioning as credit spreads tightened throughout the year. First, as the municipal market rallied in the last quarter of 2017, the Fund's modified duration was 7.27 years versus a modified duration of 6.20 years for the Bloomberg Barclays Municipal Bond Index. Secondly, the Fund invested in lower tier investment-grade credits and non-investment credits, which led to outperformance as credits spreads continued to tighten. High taxes in the state led to continued high demand for municipal bonds. Taxes along with below normal issuance led to a search for yield driving credit spreads to levels not seen since 2007.

With the rally in rates over the past fiscal year, we have become less constructive on the California high yield municipal space as new issues come to market with historically low absolute yields and weak collateral for investors. Going forward, we still believe the California municipal market is attractive versus other fixed income asset classes based on its tax-adjusted status as well as supply and demand imbalances. In our view, debt issuance for the remainder of 2018 will be higher than most estimates, but will remain lower than historical norms. We have turned more bearish on the credit market as spreads are hovering around the lows of 2007.

## Duration and credit management

Funds with longer duration outperformed shorter duration funds excluding potential price movements based on credit issues. Ivy California Municipal High Income Fund had a modified adjusted duration of approximately 6.07 years versus 6.20 years for the Bloomberg Barclays Municipal Bond Index. While being long duration helped in the first quarter of the year, we have shortened the Fund's duration to less than the benchmark. At this point in the cycle we feel a shorter duration is warranted as rates are at historic lows and spreads are at very tight levels. We believe that the Fund should benefit over the long term as the Federal Reserve (Fed) begins to more aggressively raise rates. While our primary goal for the Fund is high levels of tax-exempt income, we also want to protect investors' downside risk as rates rise.

While duration management is important for any asset class, credit selection is paramount when investing in a high-yield municipal bond fund. The Fund has maintained exposure in non-rated bonds at approximately 31% and will focus on investment deals moving forward. With non-rated bond spreads at record lows, we feel it is prudent to own more liquid rated bonds in order to provide us the opportunity to exploit any credit widening. Roughly 10% of the Fund remains in cash and we intend to use the liquidity to exploit opportunities moving forward. We will look for opportunities in bonds with more defensive structures as interest rates continue to hover around historically low levels and credit spreads continue to be tight. As already noted, we feel at this time it makes sense to remain shorter duration than the benchmark as we view the sector as fully priced.

## Looking ahead

Moving forward we expect one more rate hike in 2018 as inflation climbs closer to the Federal Reserve 2% threshold. We are certainly concerned how a possible trade war with both China and the European Union would affect prices and the overall global economy. We will closely monitor how tariffs might tip the Fed's hand and whether it will be forced to review current interest rate policy. With the Fund's duration at 98% of the Bloomberg Barclays Municipal High Yield Index and adequate levels of cash, we feel appropriately structured to weather the impact of a long trade war. It is important investors realize prudent managers diversify across states and sectors and always limit the amount of exposure to those variables as well as any individual bond.

We believe investors will continue to search for tax-exempt yield even after the tax legislation was passed in late 2017. We view the tax cuts as favoring lower-income brackets, but with the top tax rate of more than 50% in California, municipal bonds are still highly attractive. Although we see demand for municipal bonds staying consistent with normal levels, one big outlier would be additional issuance caused by a large infrastructure spending bill getting passed in Congress and signed by the President. We believe that supply in the municipal market will remain at normal levels, which should present opportunities for investors. In our view, municipal bonds will continue to be one of the most attractive fixed income asset classes from a relative valuation standpoint.

**The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index (indexes) noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, or is an index representative of the Ivy California Municipal High Income Fund.**

# PORTFOLIO HIGHLIGHTS

## IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

### Asset Allocation

| | |
|---|---:|
| Bonds | 88.7% |
| Municipal Bonds | 88.7% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 11.3% |

### Quality Weightings

| | |
|---|---:|
| Investment Grade | 49.4% |
| AAA | 1.5% |
| AA | 7.6% |
| A | 11.3% |
| BBB | 29.0% |
| Non-Investment Grade | 39.3% |
| BB | 9.2% |
| B | 2.0% |
| CCC | 0.1% |
| Non-rated | 28.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 11.3% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

## IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND



| | |
|---|---|
| —— Ivy California Municipal High Income Fund (Class A)[1] | $10,067 |
| ---- Bloomberg Barclays Municipal High Yield Index | $10,781 |
| ••••• Bloomberg Barclays Municipal Bond Index | $10,131 |

10-3 2016    9-30 2017    9-30 2018

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class C | Class I | Class Y |
|---|---|---|---|---|
| 1-year period ended 9-30-18 | -3.39% | -0.07% | 1.10% | 0.93% |
| 5-year period ended 9-30-18 | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — |
| Since Inception of Class through 9-30-18[4] | 0.34% | 1.72% | 2.70% | 2.50% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*10-3-16 for Class A shares, 10-3-16 for Class C shares, 10-3-16 for Class I shares and 10-3-16 for Class Y shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| MUNICIPAL BONDS | Principal | Value |
|---|---|---|
| **California – 86.6%** | | |
| CA Cnty Tob Securitization Agy, Tob Stlmt Asset-Bkd Bonds (Stanislaus Cnty Tob Funding Corp.), Ser 2006, 0.000%, 6–1–55 (A) | $2,000 | $ 100 |
| CA Edu Fac Auth, Rev Bonds (Art Ctr College of Design), Ser 2018A, 5.000%, 12–1–48 | 250 | 280 |
| CA Edu Fac Auth, Rev Bonds (Loma Linda Univ), Ser 2017A, 5.000%, 4–1–47 | 300 | 331 |
| CA Infra and Econ Dev Bank, Infra State Revolving Fund Rev Bonds, Ser 2016A, 4.000%, 10–1–19 | 400 | 409 |
| CA Muni Fin Auth, Charter Sch Lease Rev Bonds (Bella Mente Montessori Academy Proj), Ser 2018A, 5.000%, 6–1–48 | 325 | 339 |
| CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2018A, 5.000%, 7–1–49 (B) | 300 | 311 |
| CA Muni Fin Auth, Insd Rev Bonds (Channing House Proj), Ser 2017B (Insured by the CA Office of Statewide Hlth Planning and Dev), 5.000%, 5–15–24 | 100 | 115 |
| CA Muni Fin Auth, Rev Bonds (CA Baptist Univ), Ser 2016A, 5.000%, 11–1–46 | 500 | 541 |
| CA Muni Fin Auth, Rev Bonds (CA Lutheran Univ), Ser 2018, 5.000%, 10–1–27 | 250 | 290 |
| CA Muni Fin Auth, Rev Bonds (Ret Hsng Fndtn Oblig Group), Ser 2017A, 5.000%, 11–15–32 | 425 | 498 |
| CA Muni Fin Auth, Rev Rfdg Bonds (Eisenhower Med Ctr), Ser 2017B: | | |
| 5.000%, 7–1–37 | 250 | 272 |
| 5.000%, 7–1–42 | 250 | 271 |
| CA Muni Fin Auth, Sr Lien Rev Bonds (LINXS APM Proj), Ser 2018A: | | |
| 4.000%, 12–31–47 | 250 | 247 |
| 5.000%, 12–31–47 | 250 | 272 |
| CA Pollutn Ctl Fin Auth, Solid Waste Rfdg Rev Bonds (Republic Svc, Inc. Proj), Ser 2010A: | | |
| 1.850%, 8–1–23 | 500 | 500 |
| 1.660%, 9–1–38 (C) | 250 | 250 |
| CA Pollutn Ctl Fin Auth, Water Furnishing Rev Bonds (Poseidon Res (Channelside) L.P. Desalination Proj), Ser 2012: | | |
| 5.000%, 11–21–45 | 500 | 511 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Ace Charter Sch – Oblig Group), Ser 2016A, 5.000%, 6–1–52 | 300 | 297 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Encore Edu Oblig Group), Ser 2016A, 5.000%, 6–1–52 | $ 300 | $ 258 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Larchmont Charter Sch Proj), Ser 2018A, 5.000%, 6–1–43 | 250 | 260 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Rocketship Pub Sch – Oblig Group), Ser 2017G: | | |
| 5.000%, 6–1–30 | 310 | 328 |
| 5.000%, 6–1–37 | 330 | 342 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Summit Pub Sch – Oblig Group), Ser 2017, 5.000%, 6–1–37 | 500 | 540 |
| CA Sch Fin Auth, Charter Sch Rev Rfdg Bonds (Aspire Pub Sch – Oblig Group), Ser 2016, 5.000%, 8–1–41 | 250 | 264 |
| CA Sch Fin Auth, Edu Fac Rev Bonds (River Springs Charter Sch), Ser 2017A, 5.000%, 7–1–52 | 340 | 349 |
| CA Sch Fin Auth, Sch Fac Rev Bonds (Alliance for College-Ready Pub Sch Proj), Ser 2015A, 5.000%, 7–1–45 | 100 | 106 |
| CA Sch Fin Auth, Sch Fac Rev Bonds (Alliance for College-Ready Pub Sch Proj), Ser 2016C, 5.000%, 7–1–31 | 250 | 272 |
| CA Sch Fin Auth, Sch Fac Rev Bonds (Granada Hills Charter High Sch Oblig Group), Ser 2017A, 5.000%, 7–1–48 | 350 | 371 |
| CA Sch Fin Auth, Sch Fac Rev Bonds (Green Dot Pub Sch CA Proj), Ser 2018A, 5.000%, 8–1–48 (B)(C) | 250 | 268 |
| CA Sch Fin Auth, Sch Fac Rev Bonds (Kipp LA Proj), Ser 2017A, 5.000%, 7–1–47 | 300 | 326 |
| CA Sch Fin Auth, Sch Fac Rev Rfdg Bonds (HTH Learning Proj), Ser 2017A, 5.000%, 7–1–49 | 300 | 318 |
| CA Statewide Cmnty Dev Auth, Rev Bonds (American Baptist Homes of the West), Ser 2015, 5.000%, 10–1–22 | 270 | 295 |
| CA Statewide Cmnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2016A, 5.250%, 12–1–56 | 250 | 267 |
| CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase IV-ACHF – Irvine LLC), Ser 2017, 5.000%, 5–15–47 | 185 | 203 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apts, Phase IV-A CHF – Irvine LLC), Ser 2017, 5.000%, 5–15–42 | $ 300 | $ 331 |
| CA Statewide Comnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2014A, 5.250%, 12–1–44 | 250 | 268 |
| CA Statewide Comnty Dev Auth, Sch Fac Rev Bonds (Alliance for College Ready Pub Sch – 47th and Main Proj), Ser 2012A, 6.375%, 7–1–47 | 100 | 108 |
| CA Various Purp GO Bonds, 5.000%, 9–1–46 | 500 | 564 |
| Chino Pub Fin Auth, Local Agy Rfdg Bonds, Ser 2016A, 3.500%, 9–1–43 | 250 | 227 |
| Chino, CA, Cmnty Fac Dist, Spl Tax Rev Bonds, Ser 2016-2, 5.000%, 9–1–47 | 150 | 163 |
| Cmnty Fac Dist No. 36 of Jurupa Cmnty Svc Dist., Spl Tax Bonds, Ser 2017A: | | |
| 4.125%, 9–1–42 | 200 | 203 |
| 4.250%, 9–1–47 | 300 | 306 |
| Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds, Ser 2013B-1 (Insured by AGM), 3.950%, 1–15–53 (D) | 300 | 292 |
| Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2017A-1, 5.000%, 6–1–29 | 600 | 677 |
| Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2018A, 5.000%, 6–1–22 | 175 | 193 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-2 Sr Convertible Bonds, 5.300%, 6–1–37 | 150 | 157 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2018A-1, 5.000%, 6–1–47 | 500 | 512 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2018A-2, 5.000%, 6–1–47 | 250 | 256 |
| Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1 Spl Tax Bonds, Ser 2017B (Insured by BAMAC), 5.000%, 9–1–47 | 150 | 164 |
| Lammersville, CA, Joint Unif Sch Dist, Spl Tax Bonds (Lammersville Sch Dist Cmnty Fac Dist No. 2002, Mountain House), Ser 2017, 5.000%, 9–1–33 | 500 | 554 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| Long Beach Bond Fin Auth, Natural Gas Purchase Rev Bonds, Ser 2007A, 5.500%, 11–15–37 | $ 165 | $ 208 |
| Los Angeles, CA, Dept of Arpts, Los Angeles Intl Arpt Sub Rev Bonds, Ser 2016B, 5.000%, 5–15–46 | 300 | 328 |
| M-S-R Energy Auth, Gas Rev Bonds, Ser 2009C, 7.000%, 11–1–34 | 300 | 419 |
| Murrieta, CA, Cmnty Fac Dist No. 2005-5, Spl Tax Bonds (Golden City), Ser 2017A, 5.000%, 9–1–46 | 300 | 326 |
| Ontario, CA, Cmnty Fac Dist No. 28, Spl Tax Bonds (New Haven Fac – Area A), Ser 2017: | | |
| 5.000%, 9–1–42 | 130 | 141 |
| 5.000%, 9–1–47 | 230 | 248 |
| Ontario, CA, Cmnty Fac Dist No. 31, Spl Tax Bonds (Carriage House/ Amberly Lane), Ser 2017, 5.000%, 9–1–47 | 135 | 146 |
| Oro Grande Elem Sch Dist, Cert of Part, Ser 2013, 5.000%, 9–15–27 | 40 | 43 |
| Palamar Hlth, Rfdg Rev Bonds, Ser 2016: | | |
| 4.000%, 11–1–39 | 175 | 167 |
| 5.000%, 11–1–39 | 500 | 535 |
| Palomar Hlth, Cert of Part, Ser 2017, 5.000%, 11–1–21 | 250 | 266 |
| Poway Unif Sch Dist, Spl Tax Bonds (Cmnty Fac Dist No. 15 Del Sur East Impvt Area C), Ser 2016, 5.000%, 9–1–46 | 250 | 270 |
| Regents of the Univ of CA, Ltd. Proj Rev Bonds, Ser M, 5.000%, 5–15–32 | 300 | 350 |
| Roseville, CA, Spl Tax Rev Bonds (Fiddyment Ranch Cmnty Fac Dist No. 1), Ser 2017A, 5.000%, 9–1–35 | 250 | 276 |
| Sacramento Cnty Watr Fin Auth, Rev Bnds (Sacramento Cnty Watr Agy Zone 40 and 41 2007 Watr Sys Proj), Ser 2007B (3-Month U.S. LIBOR*0.67 plus 55 bps), 2.105%, 6–1–34 (D) | 400 | 387 |
| Sacramento Cnty, Arpt Sys Sub Rev Rfdg Bonds, Ser 2018E, 5.000%, 7–1–35 | 250 | 289 |
| Sacramento, CA, Spl Tax Bonds (Natomas Cent Comnty Fac), Ser 2016, 5.000%, 9–1–41 | 250 | 271 |
| San Bernardino, CA, Cmnty Fac Dist No. 2006-1 (Lytle Creek North), Impvt Area No. 4 Spl Tax Bonds, Ser 2016, 4.000%, 9–1–42 | 250 | 248 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011, 7.500%, 12–1–41 | $ 100 | $ 110 |
| San Diego Assoc of Govts, South Bay Expressway Toll Rev First Sr Lien Bonds, Ser 2017A, 5.000%, 7–1–27 | 100 | 119 |
| San Diego Cnty Rgnl Arpt Auth, Sub Arpt Rev Bonds, Ser 2017A, 5.000%, 7–1–42 | 200 | 225 |
| San Francisco City and Cnty Pub Util Comsn, Water Rev Bonds, Ser 2016AB, 4.000%, 11–1–39 | 250 | 259 |
| San Jose, CA, Arpt Rev Rfdg Bonds, Ser 2017A, 5.000%, 3–1–47 | 200 | 219 |
| San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42 | 250 | 276 |
| Southn CA Pub Power Auth, Gas Proj Rev Bonds (Proj No. 1), Ser 2007A, 5.000%, 11–1–33 | 295 | 345 |
| State Pub Works Board of CA, Lease Rev Rfdg Bonds (Dept of Edu), Ser 2017H, 5.000%, 4–1–26 | 300 | 353 |
| Successor Agy to the Redev Agy of the City of San Jose, Tax Alloc Rfdg Bonds, Ser 2017B, 5.000%, 8–1–19 | 300 | 308 |
| Successor Agy to the Redev Agy of the City of Tulare, Tax Alloc Rfdg Bonds, Ser 2017A (Insured by BAMAC), 4.000%, 8–1–40 | 250 | 253 |
| Tob Securitization Auth of Northn CA, Tob Stlmt Asset-Bkd Bonds (Sacramento Cnty Tob Securitization Corp.), Ser 2005A-1, 5.500%, 6–1–45 | 100 | 100 |
| Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6–1–37 | 280 | 281 |
| Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006D, 0.000%, 6–1–46 (A) | 300 | 38 |
| WA Township Hlth Care Dist Rev Bonds, Ser 2017A: | | |
| 3.500%, 7–1–30 | 45 | 43 |
| 3.750%, 7–1–31 | 255 | 252 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| Westn Riverside Water and Wastewater Fin Auth, Local Agy Rev Rfdg Bonds, Ser 2016A, 5.000%, 9–1–29 | $ 250 | $ 281 |
| William S. Hart Union High Sch Dist, Cmnty Fac Dist No. 2015-1 Spl Tax Bonds, Ser 2017, 5.000%, 9–1–47 | 300 | 323 |
| | | 24,279 |
| **Guam – 0.9%** | | |
| Guam Port Rev Bonds, Ser 2018B, 5.000%, 7–1–22 | 250 | 270 |
| **Puerto Rico – 1.2%** | | |
| Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2007A-4, 5.250%, 7–1–30 | 135 | 141 |
| PR Hwy and Trans Auth, Hwy Rev Rfdg Bonds, Ser CC: | | |
| 5.250%, 7–1–32 | 120 | 136 |
| 5.250%, 7–1–33 | 50 | 57 |
| | | 334 |
| **TOTAL MUNICIPAL BONDS – 88.7%** | | $24,883 |
| (Cost: $24,940) | | |
| **SHORT-TERM SECURITIES** | | |
| **Master Note – 5.0%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10–5–18 (E) | 1,394 | 1,394 |
| **Municipal Obligations – 7.1%** | | |
| CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.550%, 10–7–18 (E) | 900 | 900 |
| CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.) (BVAL plus 24 bps), 1.630%, 10–7–18 (E) | 600 | 600 |
| University of California (1-Month U.S. LIBOR plus 8 bps), 2.100%, 10–7–18 (E) | 500 | 500 |
| | | 2,000 |
| **TOTAL SHORT-TERM SECURITIES – 12.1%** | | $ 3,394 |
| (Cost: $3,394) | | |
| **TOTAL INVESTMENT SECURITIES – 100.8%** | | $28,277 |
| (Cost: $28,334) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8%)** | | (236) |
| **NET ASSETS – 100.0%** | | $28,041 |

SEPTEMBER 30, 2018

Notes to Schedule of Investments

(A) Zero coupon bond.

(B) Purchased on a when-issued basis with settlement subsequent to September 30, 2018.

(C) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $518 or 1.8% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Municipal Bonds | $ — | $24,883 | $ — |
| Short-Term Securities | — | 3,394 | — |
| Total | $ — | $28,277 | $ — |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
BAMAC = Build America Mutual Assurance Co.
BVAL = Bloomberg Valuation Municipal AAA Benchmark
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

*Waddell & Reed Advisors (WRA) Cash Management merged into Ivy Cash Management Fund on February 26, 2018. On that date, Ivy Cash Management Fund adopted the performance of WRA Cash Management as the result of a reorganization in which it acquired all assets and liabilities of WRA Cash Management.*

*Below, Mira Stevovich, CFA, portfolio manager of the Ivy Cash Management Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2018. She has managed the Fund for 20 years and has 31 years of industry experience.*

The Fund's fiscal year ended on September 30, 2018 with short term rates higher due to four 0.25-percentage point increases by the Federal Reserve (Fed) during the fiscal year. The moves by the Fed continued the process of draining liquidity from the economy, albeit gradually. During the fiscal year, prime money market funds saw assets increase as short-term rates increased. The economy showed signs of improvement, and the Fed indicated it would increase short-term rates again by a 0.25-percentage point, perhaps as early as December 2018.

## Increased rates, continued higher-quality bias

The Fund's fiscal year started with the federal funds rate between 1.00-1.25% and ended in a range of 2.00-2.25%. The Fed continued to use an interest rate band of a quarter percentage point to manage the federal funds rate. The Reverse Repo Program continued as a tool to manage the band floor. Due to a narrowing of the spread between the effective federal funds rate and the interest on excess reserves (IOER), the IOER has been set five basis points below the top of the federal interest rate band. Although there is anticipation that the Fed may increase the federal funds rate again by year-end 2018, the process will remain gradual. As a result, we will manage the Fund in a fashion based on the interest rate environment, closely monitoring any potential rate changes and adjusting investments accordingly.

The increased rates of interest during the fiscal year boosted the performance of the Fund and rates on money market investments, in general. The four rate moves by the Fed did help increase Fund performance relative to the previous year. However, the Securities and Exchange Commission (SEC) regulation requiring at least 30% of the Fund's holdings mature in five business days or less continues to affect the Fund's return because very short maturities tend to carry the lowest interest rates.

Within the confines of the Fund's liquidity and maturity requirements, we sought to maintain yield by purchasing longer-dated securities when credit spreads were wide. Most recently, we have invested in floating rate notes based on the one- or three-month London Interbank Offered Rate (LIBOR). These notes carry an attractive rate of interest, while allowing us to maintain a modest "weighted average maturity" (WAM). As the Fed increased rates, LIBOR rates have increased. The one-month LIBOR rate began the fiscal year at 1.23333% and ended the fiscal year considerably higher at 2.26056%. The three-month LIBOR rate began the fiscal year 1.33389%, and moved upward, ending the fiscal year at 2.39838%.

Following the transformation of the money market fund industry by the final SEC regulations which became effective October 14, 2016, a substantial portion of prime fund assets converted to government money market funds. To continue attracting investors to corporate money market securities, bank rates longer than three months saw rate increases, initially. We took advantage of this situation, when possible, to increase the Fund's yield. However, over time, as short-term rates increased, some investors have moved back into prime money market funds and non-money fund investors have also moved into short-term investments. This has caused rates on these securities to decline and spreads to tighten.

Credit quality remained an important factor in the management and performance of the Fund. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

## Staying the course

This past fiscal year, we have continued to emphasize investments of higher credit quality from a variety of industries and sectors, and we intend to continue to do so going forward. We remain selective of our investments. We intend to continue using floating-rate securities in the coming fiscal year, in anticipation of future rate increases. We also intend to include U.S. Treasury and government agency securities, as necessary.

We are managing the Fund to comply with SEC regulations of money market funds. The SEC added these regulations in an effort to provide money market investors with greater protection and more timely information about the funds in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations. Liquidity and investing for diversification continue to be paramount in our management of the Fund. We will continue to manage the Fund in what we believe is a prudent manner and in accordance with SEC regulations.

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and it is possible to lose money on your investment.**

Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund's liquidity falls below required minimums because of market conditions or other factors. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

**Asset Allocation**

| | |
|---|---|
| Corporate Obligations | 70.0% |
|    Commercial Paper | 33.8% |
|    Certificate Of Deposit | 16.1% |
|    Notes | 16.0% |
|    Master Note | 4.1% |
| United States Government and Government Agency Obligations | 18.6% |
| Municipal Obligations | 11.6% |
| Liabilities, Net of Cash and Other Assets | -0.2% |

SEPTEMBER 30, 2018

| CORPORATE OBLIGATIONS | Principal | Value |
|---|---|---|
| **Certificate Of Deposit** | | |
| Banco del Estado de Chile (1-Month U.S. LIBOR plus 29 bps), 2.440%, 10–13–18 (A) | $ 15,000 | $ 15,000 |
| Bank of America N.A., 2.440%, 2–12–19 | 15,000 | 15,000 |
| Bank of America N.A. (1–Month U.S. LIBOR plus 24 bps), 2.380%, 10–12–18 (A) | 25,000 | 25,000 |
| Bank of Montreal (1-Month U.S. LIBOR plus 25 bps), 2.380%, 10–10–18 (A) | 20,000 | 20,000 |
| Bank of Montreal (Daily Federal Funds Rate plus 55 bps), 2.480%, 10–1–18 (A) | 15,000 | 15,000 |
| Bank of Nova Scotia (The) (1-Month U.S. LIBOR plus 20 bps), 2.330%, 10–8–18 (A) | 15,000 | 15,000 |
| Royal Bank of Canada (1-Month U.S. LIBOR plus 24 bps), 2.410%, 10–19–18 (A) | 30,000 | 30,000 |
| Toronto-Dominion Bank (1-Month U.S. LIBOR plus 40 bps), 2.530%, 10–8–18 (A) | 10,000 | 10,000 |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 27 bps), 2.380%, 10–4–18 (A) | 12,000 | 12,000 |
| U.S. Bank N.A. (1-Month U.S. LIBOR plus 16 bps), 2.270%, 10–5–18 (A) | 10,000 | 10,000 |
| Wells Fargo Bank N.A. (1-Month U.S. LIBOR plus 22 bps), 2.380%, 10–16–18 (A) | 14,000 | 14,000 |
| Wells Fargo Bank N.A. (1-Month U.S. LIBOR plus 25 bps), 2.470%, 10–25–18 (A) | 25,000 | 25,000 |
| **Total Certificate Of Deposit – 16.1%** | | **206,000** |
| **Commercial Paper(B)** | | |
| Brown-Forman Corp., 1.930%, 10–11–18 | 10,000 | 9,994 |
| Canadian Imperial Bank of Commerce, 2.510%, 3–18–19 | 6,000 | 5,930 |
| Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 2.150%, 11–5–18 | 20,000 | 19,957 |
| Coca-Cola Co. (The): | | |
| 2.250%, 12–11–18 | 250 | 249 |
| 2.420%, 2–15–19 | 30,000 | 29,724 |
| Commercial Bank PSQC (GTD by Wells Fargo Bank N.A.), 2.130%, 10–29–18 | 8,000 | 7,986 |
| Corporacion Andina de Fomento: | | |
| 2.238%, 10–9–18 | 5,000 | 4,998 |
| 2.150%, 10–15–18 | 25,000 | 24,978 |
| 2.200%, 10–23–18 | 25,000 | 24,965 |
| 2.550%, 3–18–19 | 8,000 | 7,906 |
| Diageo Capital plc (GTD by Diageo plc), 2.300%, 10–1–18 | 10,000 | 10,000 |

| CORPORATE OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Commercial Paper(B)** (Continued) | | |
| Essilor International S.A., 2.106%, 10–4–18 | $20,000 | $ 19,996 |
| J.M. Smucker Co. (The), 2.400%, 10–1–18 | 12,702 | 12,702 |
| Kroger Co. (The), 2.350%, 10–1–18 | 12,700 | 12,700 |
| Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.): | | |
| 2.400%, 11–19–18 | 43,500 | 43,356 |
| 2.490%, 1–9–19 | 10,000 | 9,931 |
| 2.490%, 1–11–19 | 10,000 | 9,929 |
| Mondelez International, Inc., 2.280%, 10–1–18 | 2,695 | 2,695 |
| Northern Illinois Gas Co.: | | |
| 2.351%, 10–2–18 | 3,854 | 3,854 |
| 2.401%, 10–3–18 | 20,000 | 19,997 |
| 2.200%, 10–12–18 | 21,120 | 21,104 |
| Rockwell Automation, Inc., 2.222%, 10–5–18 | 5,405 | 5,404 |
| Royal Bank of Canada, 2.490%, 3–13–19 | 20,000 | 19,775 |
| Sonoco Products Co., 2.330%, 10–1–18 | 12,700 | 12,700 |
| Toronto–Dominion Bank, 2.430%, 2–19–19 | 20,000 | 19,810 |
| Walgreens Boots Alliance, Inc., 2.360%, 10–1–18 | 12,700 | 12,700 |
| Wisconsin Electric Power Co.: | | |
| 2.252%, 10–3–18 | 52,825 | 52,818 |
| 2.250%, 10–4–18 | 9,825 | 9,823 |
| **Total Commercial Paper – 33.8%** | | **435,981** |
| **Master Note** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10–5–18 (A) | 52,766 | 52,766 |
| **Total Master Note – 4.1%** | | **52,766** |
| **Notes** | | |
| Banco del Estado de Chile (1-Month U.S. LIBOR plus 46 bps), 2.590%, 10–11–18 (A) | 15,000 | 15,000 |
| Banco del Estado de Chile (1-Month U.S. LIBOR plus 30 bps), 2.430%, 10–14–18 (A) | 20,000 | 20,000 |
| Banco del Estado de Chile (1-Month U.S. LIBOR plus 27 bps), 2.480%, 10–22–18 (A) | 15,000 | 15,000 |
| Bank of America N.A. (1-Month U.S. LIBOR plus 22 bps), 2.380%, 10–12–18 (A) | 20,000 | 20,000 |
| Bank of Montreal (3-Month U.S. LIBOR plus 13 bps), 2.460%, 12–15–18 (A) | 15,000 | 15,000 |
| Bank of Nova Scotia (The) (1-Month U.S. LIBOR plus 22 bps), 2.400%, 10–21–18 (A) | 15,000 | 15,000 |
| Bank of Nova Scotia (The) (1-Month U.S. LIBOR plus 25 bps), 2.370%, 10–8–18 (A) | 25,000 | 25,000 |

| CORPORATE OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Notes** (Continued) | | |
| Canadian Imperial Bank of Commerce (1-Month U.S. LIBOR plus 25 bps), 2.410%, 10–20–18 (A) | $25,000 | $ 25,000 |
| Canadian Imperial Bank of Commerce (1-Month U.S. LIBOR plus 33 bps), 2.480%, 10–13–18 (A) | 12,000 | 12,000 |
| Canadian Imperial Bank of Commerce (1-Month U.S. LIBOR plus 19 bps), 2.350%, 10–20–18 (A) | 20,000 | 20,000 |
| Royal Bank of Canada (3-Month U.S. LIBOR plus 13 bps), 2.460%, 10–10–18 (A) | 10,000 | 10,000 |
| Toronto-Dominion Bank (3-Month U.S. LIBOR plus 8 bps), 2.430%, 12–21–18 (A) | 12,000 | 12,000 |
| **Total Notes – 16.0%** | | **204,000** |
| **TOTAL CORPORATE OBLIGATIONS – 70.0%** | | **$ 898,747** |
| (Cost: $898,747) | | |

**MUNICIPAL OBLIGATIONS**

| | Principal | Value |
|---|---|---|
| **Colorado – 0.1%** | | |
| Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 30 bps), 2.250%, 10–7–18 (A) | 1,400 | 1,400 |
| **Florida – 0.2%** | | |
| Miami-Dade Cnty, FL, Seaport Commercial Paper Notes, Ser 2018A-2 (GTD by Bank of America N.A.), 2.350%, 10–11–18 | 2,619 | 2,619 |
| **Kansas – 0.6%** | | |
| Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 1.670%, 10–1–18 (A) | 8,080 | 8,080 |
| **Louisiana – 2.1%** | | |
| LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.) (BVAL plus 9.7 bps), 1.650%, 10–1–18 (A) | 19,800 | 19,800 |

SEPTEMBER 30, 2018

| MUNICIPAL OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Louisiana** (Continued) | | |
| Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.) (BVAL plus 18 bps), 1.620%, 10–1–18 (A) | $ 7,500 | $ 7,500 |
| | | 27,300 |
| **Michigan – 0.2%** | | |
| MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds, Ser 2007 (GTD by Air Prods and Chemicals, Inc.) (BVAL plus 23 bps), 1.650%, 10–1–18 (A) | 2,000 | 2,000 |
| **Mississippi – 0.7%** | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.) (BVAL plus 19 bps), 1.610%, 10–1–18 (A) | 9,100 | 9,100 |
| **Missouri – 0.1%** | | |
| Kansas City, MO, Var Rate Dnd Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.) (BVAL plus 22 bps), 2.190%, 10–7–18 (A) | 1,800 | 1,800 |
| **New York – 1.2%** | | |
| Long Island Power Auth, Elec Sys Gen Rev Commercial Paper Notes, Ser 2015GR-4A (GTD by Royal Bank of Canada): | | |
| 2.110%, 10–2–18 | 10,000 | 10,000 |
| 2.200%, 11–8–18 | 5,000 | 5,000 |
| | | 15,000 |

| MUNICIPAL OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Pennsylvania – 0.5%** | | |
| EPC - Allentown, LLC, Incr Taxable Var Rate Demand Bonds, Ser 2005 (GTD by U.S. Bank N.A.) (1-Week U.S. LIBOR plus 10 bps), 2.240%, 10–7–18 (A) | $ 6,195 | $ 6,195 |
| **South Carolina – 5.1%** | | |
| SC Pub Svc Auth, Rev Commercial Paper Notes, Ser DD (GTD by Bank of America N.A.): | | |
| 2.330%, 10–17–18 | 15,662 | 15,662 |
| 2.330%, 10–18–18 | 49,441 | 49,441 |
| | | 65,103 |
| **Wyoming – 0.8%** | | |
| Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.) (BVAL plus 19 bps), 1.610%, 10–1–18 (A) | 10,000 | 10,000 |
| **TOTAL MUNICIPAL OBLIGATIONS – 11.6%** | | **$148,597** |

(Cost: $148,597)

**UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS**

| United States Government Agency Obligations – 15.0% | Principal | Value |
|---|---|---|
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): | | |
| 2.190%, 10–3–18 (A) | 3,745 | 3,745 |
| 2.170%, 10–7–18 (A) | 12,183 | 12,183 |
| 2.190%, 10–7–18 (A) | 9,827 | 9,827 |
| 2.200%, 10–7–18 (A) | 90,886 | 90,886 |
| 2.220%, 10–7–18 (A) | 48,246 | 48,246 |
| 2.240%, 10–7–18 (A) | 27,959 | 27,959 |
| | | 192,846 |

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Treasury Bills – 3.6% | | |
| U.S. Treasury Bills: | | |
| 1.950%, 10–4–18 | $ 5,000 | $ 4,999 |
| 1.770%, 10–11–18 | 5,000 | 4,998 |
| 1.870%, 10–18–18 | 12,000 | 11,989 |
| 1.960%, 11–8–18 | 14,000 | 13,970 |
| 2.090%, 12–13–18 | 10,000 | 9,957 |
| | | 45,913 |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 18.6%** | | **$ 238,759** |
| (Cost: $238,759) | | |
| **TOTAL INVESTMENT SECURITIES – 100.2%** | | **$1,286,103** |
| (Cost: $1,286,103) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%** | | **(3,135)** |
| **NET ASSETS – 100.0%** | | **$1,282,968** |

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(B) Rate shown is the yield to maturity at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Obligations | $ — | $ 898,747 | $ — |
| Municipal Obligations | — | 148,597 | — |
| United States Government and Government Agency Obligations | — | 238,759 | — |
| Total | $ — | $1,286,103 | $ — |

SEPTEMBER 30, 2018

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)

*Waddell & Reed Advisors (WRA) Bond Fund merged into Ivy Bond Fund on October 16, 2017, and the combined Fund was renamed the Ivy Corporate Bond Fund on April 30, 2018. On October 16, 2017, Ivy Corporate Bond Fund adopted the performance of the WRA Bond Fund as the result of a reorganization in which it acquired all assets and liabilities of WRA Bond Fund. Prior to the reorganization, the Ivy Corporate Bond Fund had no assets and had not commenced operations. The returns shown above therefore reflect the performance of the WRA Bond Fund prior to October 16, 2017. WRA Bond Fund's past performance does not necessarily indicate how Ivy Corporate Bond Fund will perform in the future.*

*Below, Mark G. Beischel, CFA and Susan Regan, co-portfolio managers of the Ivy Corporate Bond Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2018. Mr. Beischel has managed the Fund since April 2018 and has 25 years of industry experience. Ms. Regan has managed the Fund since April 2018 and has 31 years of industry experience. Rick Perry served as portfolio manager of the Fund until April 12, 2018.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2018

| | |
|---|---|
| Ivy Corporate Bond Fund (Class A shares at net asset value) | -1.72% |
| Ivy Corporate Bond Fund (Class A shares including sales charges) | -7.34% |
| Benchmark(s) and/or Lipper Category | |
| Bloomberg Barclays U.S. Aggregate Bond Index (generally reflects the performance of securities representing the bond market) | -1.22% |
| Bloomberg Barclays U.S. Credit Index (generally reflects the performance of securities representing the U.S. credit market) | -1.10% |
| Lipper Corporate Debt Funds A-Rated Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | -1.26% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).*

## A year of transition

The past year was a transition period for the Ivy Corporate Bond Fund with its name, benchmark and strategy changing in April 2018. At its previous fiscal year end, the Fund was called the Waddell & Reed Advisors Bond Fund and the Bloomberg Barclays U.S. Aggregate Index was its benchmark. On September 30, 2017, that benchmark had an effective duration of 5.82 years and its allocations were roughly 40% U.S. Treasuries, 30% mortgage-backed securities and 30% credit. At the time, the Fund had a large overweight in credit as corporate bonds had been generating strong excess returns for a few years. The credit overweight helped ease the transition in adopting a new benchmark — the Bloomberg Barclays U.S. Credit Index.

The duration of the Bloomberg Barclays U.S. Credit Index was 7.02 years on September 30, 2018, so a major change to the Fund was extending duration. We increased duration to 6.58 years, up from 5.69 years at the end of the prior fiscal year. The duration of the Fund is approximately 94% of the benchmark. The primary way we extended duration was by selling securities with five- to ten-year maturities and buying securities with twenty- to thirty-year maturities, as the new benchmark has an approximate 28% weighting to long duration versus the previous benchmark's less than 15% weighting. The Fund was underweight long duration a year ago with less than 9% invested in long duration, whereas approximately 18% of the Fund is now invested in longer duration securities. We have deliberately been measured in increasing the allocation to longer duration securities, adding duration at higher U.S. Treasury yields. We expect to continue to add long duration bonds to the Fund in the coming quarters. Overall, we feel the Fund is well positioned in the current rising interest rate environment.

## Fed regime change and a flattening yield curve

The Federal Reserve (Fed) underwent a regime change in February 2018, as Jerome "Jay" Powell took over as chair, replacing Janet Yellen. The Fed engaged in four interest rate hikes over the past twelve months, moving the upper end of the federal funds rate range from 1.25% to 2.25%. At the end of the fiscal year, such increases had caused minimal market disruption, as the overall monetary policy strategy at the Fed appears to be consistent. Each of the rate hikes was well telegraphed by the Fed and expected by the market. Interest rates are much higher today than they were a year ago. The 2-year note on September 30, 2018 was 2.82%, up from 1.49% one year earlier, while the 10-year note increased 73 basis points (bps) ending at 3.06% on September 30, 2018.

The yield curve, generally expressed as the difference between the yields on the 10-year U.S. Treasury note and the 2-year U.S. Treasury note, has been attracting investor and media attention. The difference between the yields was 24 bps to end the period, down from 84 bps the year prior. The flattening yield curve has the attention of market participants since flattening is often the predecessor to an inverted yield curve. Yield curve inversion means shorter maturities have higher yields than the yields on longer maturities and is often an early warning signal of recession coming in the months ahead.

Broadly, President Trump's pro-business policies including reduced regulation and lower corporate taxes have contributed to the strong performance in the equity and credit markets this past fiscal year. Gross domestic product growth for the second quarter of 2018 was a very strong 4.2%. Business and consumer confidence have been high, and most of the economic data reports have shown strength in the U.S. economy.

## Performance and positioning

In a transitional period, the Fund underperformed its previous and current benchmarks, as the Fund did not have a full fiscal year under one mandate. The Bloomberg Barclays U.S. Credit Index, the new benchmark for this Fund, outperformed duration-matched Treasuries by 86 bps in the period. Telecommunications, metals and mining and most of the categories within the energy complex were all strong categories within the credit sector during the year.

Liquidity has been a popular topic of late in relation to fixed income, most notably in corporate bonds. Liquidity is generally positive in the current environment. Selling is not especially difficult for most investment-grade corporate bonds. We have been making a concerted effort to keep liquidity in mind especially when identifying long duration investment candidates for the portfolio. We have been focusing on improving the credit quality in the portfolio, as we believe higher quality securities will outperform lower quality, especially if and when the positive domestic and/or global economic environment erodes.

## Outlook

What is uncertain, at this point, is the effect trade and tariffs will have on both U.S. and global growth. It is too early to know if the strength in the second quarter will continue or if President Trump's trade policies will have a negative effect on growth in the coming quarters. We know the Fed intends to raise rates again in December, which would bring the upper range of the federal funds rate to 2.50%. The terminal rate, or ending federal funds rate, in this hiking cycle could be as low as 3%, so only a few more rate hikes in 2019 and beyond would get us to that point. If trade does impact growth, we would not be surprised to see the Fed take a pause in the hiking cycle. Fed Chairman Powell has been very explicit that the incoming data will be used to make rate decisions. The Federal Open Market Committee does not wish to derail the economy prematurely by hiking rates too quickly. We do not see an inverted yield curve as being a short-term risk, but will be watching it carefully. We will monitor this along with other key data points for information on the economy as to how to position the Fund.

We could see more market volatility in the fourth quarter of 2018 as the midterm elections take place in November and could change the political landscape. Oil prices have been steadily rising. The labor market continues to be strong and labor costs appear to be rising finally. We will be watching to see if inflation remains tame.

The outlook for spreads is balanced — the positive side is relative valuation as investment grade spreads have underperformed that of equities, high yield and other risk assets, while the negative is the lack of improvement in leverage trends. Given that balance, we remain focused on high-level risk factors (overall duration and spread relative to the index), as well as sector and individual security selection. We are enthusiastic about our ability to pick credits with compelling relative value as well as idiosyncratic catalysts which should contribute positively to returns going forward.

**The Fund's performance noted above is at NAV and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.**

**Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.**

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Corporate Bond Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 0.1% |
| Bonds | 98.2% |
|    Corporate Debt Securities | 90.5% |
|    Asset-Backed Securities | 2.5% |
|    Municipal Bonds – Taxable | 2.0% |
|    Other Government Securities | 1.6% |
|    United States Government and Government Agency Obligations | 1.4% |
|    Mortgage-Backed Securities | 0.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.7% |

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **96.8%** |
|    AAA | 2.6% |
|    AA | 12.0% |
|    A | 34.7% |
|    BBB | 47.5% |
| **Non-Investment Grade** | **1.5%** |
|    BB | 1.3% |
|    Non-rated | 0.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities | 1.7% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

*(a)Effective April 30, 2018, the name of Ivy Bond Fund was changed to Ivy Corporate Bond Fund.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

## IVY CORPORATE BOND FUND[a]



| | |
| --- | --- |
| Ivy Corporate Bond Fund (Class A)[1] | $13,177 |
| Bloomberg Barclays U.S. Credit Index[b] | $17,808 |
| Bloomberg Barclays U.S. Aggregate Bond Index[c] | $14,482 |

(a)Effective April 30, 2018, the name of Ivy Bond Fund was changed to Ivy Corporate Bond Fund.

(b)Effective April 30, 2018, the Fund's benchmark changed from Bloomberg Barclays U.S. Aggregate Bond Index to Bloomberg Barclays U.S. Credit Index. IICO believes that the Bloomberg Barclays U.S. Credit Index is more reflective of the types of securities in which the Fund invests than the Bloomberg Barclays U.S. Aggregate Bond Index.

(c)The prior benchmark is shown for comparison purposes.

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class N | Class R | Class Y |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| 1-year period ended 9-30-18 | -7.34% | -7.02% | -2.63% | — | -1.41% | — | — | — |
| 5-year period ended 9-30-18 | 0.74% | 0.35% | 1.00% | — | 2.22% | — | — | — |
| 10-year period ended 9-30-18 | 2.80% | 2.43% | 2.48% | — | 3.71% | — | — | — |
| Since Inception of Class through 9-30-18[5] | — | — | — | -4.44% | — | -1.77% | -2.43% | -2.16% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)10-16-17 for Class E shares, 10-16-17 for Class N shares, 10-16-17 for Class R shares and 10-16-17 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| Financials | | |
| Investment Banking & Brokerage – 0.1% | | |
| Morgan Stanley, 5.850% . . . . . . . . . | 20 | $ 509 |
| | | |
| Total Financials – 0.1% | | 509 |
| | | |
| TOTAL PREFERRED STOCKS – 0.1% | | $ 509 |
| (Cost: $500) | | |

| ASSET-BACKED SECURITIES | Principal | |
|---|---|---|
| AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust, 3.500%, 5–26–22 . . . . . . . . . . | $ 1,750 | 1,717 |
| Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA, 3.750%, 12–15–27 (A) . . . . . . . . | 3,614 | 3,533 |
| American Airlines Class A Pass Through Certificates, Series 2016-2, 3.650%, 6–15–28 . . . . . . . . . . . | 1,844 | 1,777 |
| American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6–15–28 . . . . . . . . . . . | 2,766 | 2,633 |
| American Airlines Class AA Pass Through Certificates, Series 2017-2, 3.350%, 10–15–29 . . . . . . . . . . | 1,000 | 955 |
| American Airlines, Inc., Class AA Pass Through Certificates, Series 2016-1, 3.575%, 1–15–28 . . . . . . . . . . | 3,618 | 3,522 |
| American Airlines, Inc., Class AA Pass Through Certificates, Series 2017-1, 3.650%, 2–15–29 . . . . . . . . . . | 462 | 450 |
| SBA Tower Trust, Series 2016-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.877%, 7–9–21 (A) . . . . . . . . . . | 3,500 | 3,442 |
| United Airlines Pass-Through Certificates, Series 2016-AA, 3.100%, 7–7–28 . . . . . . . . . . . . . | 4,820 | 4,576 |
| | | |
| TOTAL ASSET-BACKED SECURITIES – 2.5% | | $22,605 |
| (Cost: $23,324) | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| Consumer Discretionary | | |
| Auto Parts & Equipment – 0.5% | | |
| Lear Corp., 3.800%, 9–15–27 . . . . . . . . . . . . | 5,000 | 4,640 |
| | | |
| Automobile Manufacturers – 0.9% | | |
| BMW U.S. Capital LLC: | | |
| 2.700%, 4–6–22(A) . . . . . . . . . . | 1,500 | 1,457 |
| 2.800%, 4–11–26(A) . . . . . . . . . . | 8,000 | 7,428 |
| | | 8,885 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Cable & Satellite – 2.0% | | |
| Charter Communications Operating LLC and Charter Communications Operating Capital Corp.: | | |
| 5.375%, 4–1–38 . . . . . . . . . . . . | $2,250 | $ 2,178 |
| 5.375%, 5–1–47 . . . . . . . . . . . . | 500 | 476 |
| Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal): | | |
| 1.625%, 1–15–22 . . . . . . . . . . . . | 5,000 | 4,707 |
| 2.350%, 1–15–27 . . . . . . . . . . . | 5,000 | 4,397 |
| Comcast Corp. (GTD by Comcast Cable Communicationsand NBCUniversal), | | |
| 3.900%, 3–1–38 . . . . . . . . . . . . | 1,000 | 915 |
| DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., | | |
| 3.950%, 1–15–25 . . . . . . . . . . . | 1,865 | 1,835 |
| Time Warner, Inc. (GTD by Historic TW, Inc.): | | |
| 2.950%, 7–15–26 . . . . . . . . . . . | 4,500 | 4,078 |
| 3.800%, 2–15–27 . . . . . . . . . . . | 500 | 478 |
| | | 19,064 |
| | | |
| Education Services – 0.6% | | |
| President and Fellows of Harvard College, | | |
| 3.150%, 7–15–46 . . . . . . . . . . . | 3,000 | 2,653 |
| Trustees of Princeton University (The), | | |
| 4.950%, 3–1–19 . . . . . . . . . . . . | 1,500 | 1,512 |
| University of Southern California, | | |
| 3.028%, 10–1–39 . . . . . . . . . . . | 2,000 | 1,775 |
| | | 5,940 |
| | | |
| Footwear – 0.8% | | |
| NIKE, Inc., | | |
| 3.875%, 11–1–45 . . . . . . . . . . . | 8,000 | 7,702 |
| | | |
| Home Improvement Retail – 0.3% | | |
| Home Depot, Inc. (The), | | |
| 4.400%, 4–1–21 . . . . . . . . . . . | 3,135 | 3,225 |
| | | |
| Hotels, Resorts & Cruise Lines – 0.8% | | |
| Marriott International, Inc., | | |
| 4.000%, 4–15–28 . . . . . . . . . . . | 1,500 | 1,467 |
| Marriott International, Inc., Series R, | | |
| 3.125%, 6–15–26 . . . . . . . . . . . | 3,000 | 2,798 |
| Wyndham Worldwide Corp., | | |
| 4.150%, 4–1–24 . . . . . . . . . . . | 3,000 | 2,910 |
| | | 7,175 |
| | | |
| Internet & Direct Marketing Retail – 0.6% | | |
| Amazon.com, Inc., | | |
| 4.800%, 12–5–34 . . . . . . . . . . . | 5,470 | 5,960 |
| | | |
| Movies & Entertainment – 0.3% | | |
| Walt Disney Co. (The): | | |
| 4.125%, 12–1–41 . . . . . . . . . . . | 2,000 | 1,966 |
| 4.125%, 6–1–44 . . . . . . . . . . . | 1,000 | 992 |
| | | 2,958 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Publishing – 0.3% | | |
| Thomson Reuters Corp., | | |
| 3.350%, 5–15–26 . . . . . . . . . . . | $3,000 | $ 2,764 |
| | | |
| Restaurants – 0.7% | | |
| Darden Restaurants, Inc., | | |
| 3.850%, 5–1–27 . . . . . . . . . . . . | 4,000 | 3,872 |
| Starbucks Corp., | | |
| 4.000%, 11–15–28 . . . . . . . . . . | 3,000 | 2,990 |
| | | 6,862 |
| | | |
| Total Consumer Discretionary – 7.8% | | 75,175 |
| Consumer Staples | | |
| Brewers – 2.0% | | |
| Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB): | | |
| 4.700%, 2–1–36 . . . . . . . . . . . . | 6,000 | 6,001 |
| 4.900%, 2–1–46 . . . . . . . . . . . . | 3,500 | 3,508 |
| Heineken N.V., | | |
| 3.500%, 1–29–28(A) . . . . . . . . . . | 3,000 | 2,863 |
| Molson Coors Brewing Co.: | | |
| 2.250%, 3–15–20 . . . . . . . . . . . | 2,500 | 2,463 |
| 3.000%, 7–15–26 . . . . . . . . . . . | 2,000 | 1,814 |
| 4.200%, 7–15–46 . . . . . . . . . . . | 2,500 | 2,214 |
| | | 18,863 |
| | | |
| Distillers & Vintners – 1.2% | | |
| Bacardi Ltd., | | |
| 4.450%, 5–15–25(A) . . . . . . . . . . | 5,000 | 4,983 |
| Constellation Brands, Inc.: | | |
| 2.650%, 11–7–22 . . . . . . . . . . . | 1,000 | 955 |
| 3.700%, 12–6–26 . . . . . . . . . . . | 1,562 | 1,485 |
| 4.500%, 5–9–47 . . . . . . . . . . . . | 500 | 466 |
| Diageo Capital plc (GTD by Diageo plc), | | |
| 3.875%, 5–18–28 . . . . . . . . . . . | 3,300 | 3,318 |
| | | 11,207 |
| | | |
| Drug Retail – 0.1% | | |
| CVS Health Corp., | | |
| 4.100%, 3–25–25 . . . . . . . . . . . | 1,000 | 997 |
| | | |
| Food Distributors – 0.5% | | |
| Sysco Corp.: | | |
| 3.250%, 7–15–27 . . . . . . . . . . . | 1,000 | 939 |
| 4.450%, 3–15–48 . . . . . . . . . . . | 4,500 | 4,382 |
| | | 5,321 |
| | | |
| Food Retail – 0.4% | | |
| Kroger Co. (The), | | |
| 1.500%, 9–30–19 . . . . . . . . . . . | 4,000 | 3,946 |
| | | |
| Household Products – 0.2% | | |
| Clorox Co. (The), | | |
| 3.100%, 10–1–27 . . . . . . . . . . . | 1,000 | 939 |
| Colgate-Palmolive Co., | | |
| 3.700%, 8–1–47(B) . . . . . . . . . . | 1,000 | 942 |
| | | 1,881 |

CORPORATE DEBT SECURITIES
(Continued)

| | Principal | Value |
|---|---|---|
| **Hypermarkets & Super Centers – 0.5%** | | |
| Walmart, Inc., | | |
| 3.700%, 6–26–28 . . . . . . . . . . | $5,000 | $ 5,003 |
| **Packaged Foods & Meats – 2.1%** | | |
| General Mills, Inc., | | |
| 4.200%, 4–17–28 . . . . . . . . . . . . | 3,750 | 3,698 |
| Kraft Heinz Foods Co., | | |
| 4.375%, 6–1–46 . . . . . . . . . . . . . | 2,000 | 1,764 |
| Mead Johnson Nutrition Co., | | |
| 4.125%, 11–15–25 . . . . . . . . . . . | 4,000 | 4,048 |
| Nestle Holdings, Inc., | | |
| 4.000%, 9–24–48(A) . . . . . . . . | 5,500 | 5,382 |
| Smithfield Foods, Inc.: | | |
| 2.650%, 10–3–21(A) . . . . . . . . . | 3,000 | 2,859 |
| 3.350%, 2–1–22(A) . . . . . . . . . . | 2,000 | 1,933 |
| Tyson Foods, Inc. (GTD by Tyson | | |
| Fresh Meats, Inc.), | | |
| 2.650%, 8–15–19 . . . . . . . . . . . | 765 | 764 |
| | | 20,448 |
| **Personal Products – 0.5%** | | |
| Kimberly-Clark Corp.: | | |
| 2.750%, 2–15–26 . . . . . . . . . . . | 4,000 | 3,751 |
| 3.200%, 7–30–46 . . . . . . . . . . | 1,000 | 848 |
| | | 4,599 |
| **Soft Drinks – 1.9%** | | |
| Coca-Cola Co. (The): | | |
| 1.550%, 9–1–21 . . . . . . . . . . . . . | 3,500 | 3,350 |
| 2.875%, 10–27–25 . . . . . . . . . . | 5,000 | 4,785 |
| 2.250%, 9–1–26 . . . . . . . . . . . . | 2,000 | 1,819 |
| PepsiCo, Inc.: | | |
| 1.700%, 10–6–21 . . . . . . . . . . . . | 4,000 | 3,841 |
| 3.450%, 10–6–46 . . . . . . . . . . . . | 4,500 | 4,038 |
| | | 17,833 |
| **Total Consumer Staples – 9.4%** | | 90,098 |
| **Energy** | | |
| **Oil & Gas Equipment & Services – 1.3%** | | |
| Baker Hughes, a GE Co. LLC and | | |
| Baker Hughes Co-Obligor, Inc., | | |
| 3.337%, 12–15–27 . . . . . . . . . . . | 2,000 | 1,879 |
| Halliburton Co., | | |
| 5.000%, 11–15–45 . . . . . . . . . . | 5,000 | 5,332 |
| Schlumberger Holding Corp., | | |
| 3.625%, 12–21–22(A) . . . . . . . . | 5,000 | 4,973 |
| | | 12,184 |
| **Oil & Gas Exploration & Production – 1.5%** | | |
| BP Capital Markets plc (GTD by | | |
| BP plc), | | |
| 3.216%, 11–28–23 . . . . . . . . . . . | 5,000 | 4,904 |
| Canadian Natural Resources Ltd., | | |
| 3.850%, 6–1–27 . . . . . . . . . . . . | 7,250 | 7,057 |
| ConocoPhillips Co. (GTD by | | |
| ConocoPhillips), | | |
| 4.150%, 11–15–34 . . . . . . . . . . . | 1,193 | 1,176 |

CORPORATE DEBT SECURITIES
(Continued)

| | Principal | Value |
|---|---|---|
| Oil & Gas Exploration & Production (Continued) | | |
| EQT Corp., | | |
| 3.000%, 10–1–22 . . . . . . . . . . . . | $ 1,500 | $ 1,454 |
| | | 14,591 |
| **Oil & Gas Refining & Marketing – 0.1%** | | |
| Phillips 66 (GTD by Phillips 66 Co.) | | |
| (3-Month U.S.LIBOR plus 60 bps), | | |
| 2.911%, 2–26–21(C) . . . . . . . . . . | 1,000 | 1,001 |
| **Oil & Gas Storage & Transportation – 4.8%** | | |
| Colonial Pipeline Co., | | |
| 4.250%, 4–15–48(A) . . . . . . . . . . | 2,000 | 1,913 |
| Colorado Interstate Gas Co., | | |
| 4.150%, 8–15–26(A) . . . . . . . . . . | 6,000 | 5,871 |
| Enbridge, Inc., | | |
| 2.900%, 7–15–22 . . . . . . . . . . . . | 500 | 485 |
| Energy Transfer Partners L.P.: | | |
| 4.950%, 6–15–28 . . . . . . . . . . . . | 4,000 | 4,070 |
| 4.900%, 3–15–35 . . . . . . . . . . . . | 750 | 705 |
| Plains All American Pipeline L.P. and | | |
| PAA Finance Corp., | | |
| 3.600%, 11–1–24 . . . . . . . . . . . . . | 4,469 | 4,300 |
| Sabal Trail Transmission LLC, | | |
| 4.246%, 5–1–28(A) . . . . . . . . . . | 5,000 | 5,022 |
| Sabine Pass Liquefaction LLC, | | |
| 4.200%, 3–15–28 . . . . . . . . . . . . | 1,500 | 1,454 |
| Sunoco Logistics Partners | | |
| Operations L.P. (GTD by Sunoco | | |
| Logistics Partners L.P.), | | |
| 4.400%, 4–1–21 . . . . . . . . . . . . . | 2,551 | 2,595 |
| Tennessee Gas Pipeline Co., | | |
| 7.000%, 3–15–27 . . . . . . . . . . . . | 6,000 | 6,955 |
| TransCanada PipeLines Ltd., | | |
| 4.250%, 5–15–28 . . . . . . . . . . . . | 5,000 | 5,018 |
| Transcontinental Gas Pipe Line Co. | | |
| LLC, | | |
| 4.600%, 3–15–48 . . . . . . . . . . . . | 2,000 | 1,943 |
| Williams Partners L.P.: | | |
| 3.750%, 6–15–27 . . . . . . . . . . . . | 4,000 | 3,817 |
| 4.850%, 3–1–48 . . . . . . . . . . . . . | 1,500 | 1,448 |
| | | 45,596 |
| **Total Energy – 7.7%** | | 73,372 |
| **Financials** | | |
| **Asset Management & Custody Banks – 0.9%** | | |
| Ares Capital Corp.: | | |
| 3.875%, 1–15–20 . . . . . . . . . . . . | 635 | 638 |
| 4.250%, 3–1–25 . . . . . . . . . . . . . | 2,500 | 2,396 |
| State Street Corp., | | |
| 2.650%, 5–19–26 . . . . . . . . . . . . | 6,000 | 5,555 |
| | | 8,589 |
| **Consumer Finance – 2.9%** | | |
| Capital One Financial Corp.: | | |
| 4.200%, 10–29–25 . . . . . . . . . . . | 5,500 | 5,372 |
| 3.750%, 7–28–26 . . . . . . . . . . . . | 1,750 | 1,632 |
| Discover Bank, | | |
| 3.450%, 7–27–26 . . . . . . . . . . . . | 500 | 465 |
| Discover Financial Services, | | |
| 3.950%, 11–6–24 . . . . . . . . . . . . | 5,200 | 5,082 |

CORPORATE DEBT SECURITIES
(Continued)

| | Principal | Value |
|---|---|---|
| Consumer Finance (Continued) | | |
| Ford Motor Credit Co. LLC: | | |
| 2.425%, 6–12–20 . . . . . . . . . . . . | $5,000 | $ 4,895 |
| 2.979%, 8–3–22 . . . . . . . . . . . . . | 2,000 | 1,897 |
| General Motors Financial Co., Inc. | | |
| (GTD by AmeriCredit Financial | | |
| Services, Inc.): | | |
| 4.200%, 3–1–21 . . . . . . . . . . . . . | 3,500 | 3,543 |
| 3.200%, 7–6–21 . . . . . . . . . . . . . | 4,500 | 4,446 |
| | | 27,332 |
| **Diversified Banks – 10.4%** | | |
| Australia and New Zealand Banking | | |
| Group Ltd.: | | |
| 2.125%, 8–19–20 . . . . . . . . . . . . | 4,000 | 3,922 |
| 4.400%, 5–19–26(A) . . . . . . . . . . | 3,000 | 2,944 |
| Banco Santander S.A., | | |
| 3.500%, 4–11–22 . . . . . . . . . . . . | 2,500 | 2,450 |
| Bank of America Corp.: | | |
| 2.503%, 10–21–22 . . . . . . . . . . . | 2,000 | 1,915 |
| 4.200%, 8–26–24 . . . . . . . . . . . | 6,000 | 6,027 |
| 3.419%, 12–20–28 . . . . . . . . . . . | 2,000 | 1,876 |
| 6.300%, 12–29–49 . . . . . . . . . . . | 2,000 | 2,155 |
| 5.875%, 9–15–66 . . . . . . . . . . . . | 2,000 | 1,982 |
| Bank of America Corp. (3-Month | | |
| U.S. LIBOR plus 77 bps), | | |
| 3.111%, 2–5–26(C) . . . . . . . . . . . | 1,000 | 983 |
| Bank of New York Mellon Corp. | | |
| (The): | | |
| 2.500%, 4–15–21 . . . . . . . . . . . . | 2,000 | 1,964 |
| 2.200%, 8–16–23 . . . . . . . . . . . . | 4,000 | 3,747 |
| Barclays plc: | | |
| 3.684%, 1–10–23 . . . . . . . . . . . . | 2,000 | 1,947 |
| 4.836%, 5–9–28 . . . . . . . . . . . . | 1,000 | 940 |
| BB&T Corp.: | | |
| 2.050%, 5–10–21 . . . . . . . . . . . . | 5,500 | 5,328 |
| 2.750%, 4–1–22 . . . . . . . . . . . . . | 3,000 | 2,938 |
| Commonwealth Bank of Australia, | | |
| 2.000%, 9–6–21(A) . . . . . . . . . . . | 3,500 | 3,352 |
| Danske Bank A.S., | | |
| 2.700%, 3–2–22(A) . . . . . . . . . . | 2,000 | 1,917 |
| Fifth Third Bank N.A., | | |
| 2.250%, 6–14–21 . . . . . . . . . . . . | 2,500 | 2,426 |
| HSBC Holdings plc, | | |
| 4.583%, 6–19–29 . . . . . . . . . . . . | 4,750 | 4,755 |
| Huntington Bancshares, Inc., | | |
| 2.300%, 1–14–22 . . . . . . . . . . . . | 1,500 | 1,436 |
| Lloyds Banking Group plc, | | |
| 3.000%, 1–11–22 . . . . . . . . . . . . | 1,000 | 973 |
| Mitsubishi UFJ Financial Group, Inc., | | |
| 2.190%, 9–13–21 . . . . . . . . . . . . | 6,500 | 6,256 |
| Mizuho Financial Group, Inc., | | |
| 2.273%, 9–13–21 . . . . . . . . . . . . | 4,000 | 3,850 |
| Royal Bank of Canada: | | |
| 2.350%, 10–30–20 . . . . . . . . . . . | 4,000 | 3,935 |
| 2.500%, 1–19–21 . . . . . . . . . . . . | 4,000 | 3,935 |
| 4.650%, 1–27–26 . . . . . . . . . . . . | 1,000 | 1,022 |
| Santander Holdings USA, Inc., | | |
| 3.400%, 1–18–23 . . . . . . . . . . . . | 3,000 | 2,892 |
| Swedbank AB, | | |
| 2.800%, 3–14–22(A) . . . . . . . . . . | 7,000 | 6,827 |
| U.S. Bancorp, | | |
| 3.150%, 4–27–27 . . . . . . . . . . . . | 3,500 | 3,339 |

## CORPORATE DEBT SECURITIES

| (Continued) | Principal | Value |
|---|---|---|
| **Diversified Banks** (Continued) | | |
| Wells Fargo & Co.: | | |
| 2.100%, 7–26–21 . . . . . . . . . . . | $1,000 | $ 963 |
| 3.069%, 1–24–23 . . . . . . . . . . . | 500 | 488 |
| 3.900%, 5–1–45 . . . . . . . . . . . . . | 2,000 | 1,856 |
| 4.750%, 12–7–46 . . . . . . . . . . . | 1,500 | 1,492 |
| Westpac Banking Corp.: | | |
| 2.150%, 3–6–20 . . . . . . . . . . . | 2,500 | 2,468 |
| 2.000%, 8–19–21 . . . . . . . . . . . | 4,000 | 3,846 |
| | | 99,146 |
| **Investment Banking & Brokerage – 3.7%** | | |
| Credit Suisse Group Funding (Guernsey) Ltd., | | |
| 3.125%, 12–10–20 . . . . . . . . . . | 1,500 | 1,488 |
| Daiwa Securities Group, Inc., | | |
| 3.129%, 4–19–22(A) . . . . . . . . . | 4,000 | 3,899 |
| Goldman Sachs Group, Inc. (The): | | |
| 2.350%, 11–15–21 . . . . . . . . . . . | 3,000 | 2,888 |
| 2.905%, 7–24–23 . . . . . . . . . . . | 1,000 | 966 |
| 3.272%, 9–29–25 . . . . . . . . . . . | 1,500 | 1,433 |
| 3.750%, 2–25–26 . . . . . . . . . . | 1,000 | 971 |
| 3.500%, 11–16–26 . . . . . . . . . . | 1,000 | 948 |
| 4.017%, 10–31–38 . . . . . . . . . . . | 6,000 | 5,555 |
| Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 175 bps), | | |
| 4.089%, 10–28–27(C) . . . . . . . . | 3,000 | 3,111 |
| Morgan Stanley: | | |
| 4.875%, 11–1–22 . . . . . . . . . . . . | 2,000 | 2,072 |
| 3.875%, 1–27–26 . . . . . . . . . . . | 7,000 | 6,877 |
| 3.591%, 7–22–28 . . . . . . . . . . . | 2,000 | 1,897 |
| Morgan Stanley (3–Month U.S. LIBOR plus 140 bps), | | |
| 3.742%, 10–24–23(C) . . . . . . . . | 3,500 | 3,596 |
| | | 35,701 |
| **Life & Health Insurance – 4.0%** | | |
| Aflac, Inc., | | |
| 3.625%, 11–15–24 . . . . . . . . . . . | 4,975 | 4,954 |
| Athene Holding Ltd., | | |
| 4.125%, 1–12–28 . . . . . . . . . . . . | 3,000 | 2,801 |
| Brighthouse Financial, Inc., | | |
| 3.700%, 6–22–27 . . . . . . . . . . . | 3,000 | 2,663 |
| MetLife, Inc., | | |
| 4.050%, 3–1–45 . . . . . . . . . . . . | 3,500 | 3,271 |
| New York Life Global Funding: | | |
| 2.000%, 4–13–21(A) . . . . . . . . . | 2,500 | 2,426 |
| 2.300%, 6–10–22(A) . . . . . . . . . | 3,000 | 2,880 |
| 2.900%, 1–17–24(A) . . . . . . . . . | 1,500 | 1,450 |
| 2.350%, 7–14–26(A) . . . . . . . . . | 3,000 | 2,718 |
| Northwestern Mutual Life Insurance Co. (The), | | |
| 3.850%, 9–30–47(A) . . . . . . . . . | 3,000 | 2,745 |
| Principal Life Global Funding II: | | |
| 2.625%, 11–19–20(A) . . . . . . . . . | 3,500 | 3,452 |
| 3.000%, 4–18–26(A) . . . . . . . . . | 4,000 | 3,715 |
| Protective Life Global Funding, | | |
| 2.262%, 4–8–20(A) . . . . . . . . . | 2,500 | 2,462 |
| Sumitomo Life Insurance Co., | | |
| 4.000%, 9–14–77(A) . . . . . . . . . | 3,000 | 2,799 |
| | | 38,336 |

## CORPORATE DEBT SECURITIES

| (Continued) | Principal | Value |
|---|---|---|
| **Other Diversified Financial Services – 5.7%** | | |
| Citigroup, Inc.: | | |
| 2.700%, 3–30–21 . . . . . . . . . . | $ 4,000 | $ 3,932 |
| 3.500%, 5–15–23 . . . . . . . . . . | 1,000 | 983 |
| 4.450%, 9–29–27 . . . . . . . . . . | 8,500 | 8,397 |
| 4.125%, 7–25–28 . . . . . . . . . . | 2,000 | 1,931 |
| Citigroup, Inc. (3-Month U.S. LIBOR plus 148 bps), | | |
| 3.751%, 9–1–23(C) . . . . . . . . . | 5,000 | 5,118 |
| JPMorgan Chase & Co.: | | |
| 2.295%, 8–15–21 . . . . . . . . . . | 5,000 | 4,860 |
| 2.700%, 5–18–23 . . . . . . . . . . | 6,000 | 5,770 |
| 3.220%, 3–1–25 . . . . . . . . . . . | 5,000 | 4,844 |
| 3.625%, 12–1–27 . . . . . . . . . . | 3,500 | 3,299 |
| 4.950%, 6–1–45 . . . . . . . . . . . | 1,000 | 1,047 |
| TIAA Asset Management Finance Co. LLC, | | |
| 4.125%, 11–1–24(A) . . . . . . . . . | 5,000 | 4,943 |
| USAA Capital Corp., | | |
| 2.450%, 8–1–20(A) . . . . . . . . . | 10,030 | 9,891 |
| | | 55,015 |
| **Property & Casualty Insurance – 1.5%** | | |
| Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.), | | |
| 4.200%, 8–15–48 . . . . . . . . . . | 10,500 | 10,412 |
| Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.) (3-Month ICE LIBOR plus 32 bps), | | |
| 2.651%, 1–10–20(C) . . . . . . . . . | 1,500 | 1,503 |
| Berkshire Hathaway, Inc., | | |
| 2.750%, 3–15–23 . . . . . . . . . . | 3,000 | 2,929 |
| | | 14,844 |
| **Regional Banks – 1.0%** | | |
| First Republic Bank, | | |
| 2.500%, 6–6–22 . . . . . . . . . . | 5,000 | 4,805 |
| PNC Bank N.A.: | | |
| 2.450%, 11–5–20 . . . . . . . . . . | 736 | 724 |
| 2.150%, 4–29–21 . . . . . . . . . . | 4,000 | 3,886 |
| | | 9,415 |
| **Specialized Finance – 0.9%** | | |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp.: | | |
| 4.420%, 6–15–21(A) . . . . . . . . . | 2,000 | 2,030 |
| 5.450%, 6–15–23(A) . . . . . . . . . | 1,000 | 1,050 |
| 8.100%, 7–15–36(A) . . . . . . . . . | 2,500 | 2,997 |
| Syngenta Finance N.V., | | |
| 5.182%, 4–24–28(A) . . . . . . . . . | 3,000 | 2,869 |
| | | 8,946 |
| **Total Financials – 31.0%** | | **297,324** |
| **Health Care** | | |
| **Biotechnology – 0.9%** | | |
| Amgen, Inc.: | | |
| 5.700%, 2–1–19 . . . . . . . . . . . | 2,000 | 2,021 |
| 2.200%, 5–11–20 . . . . . . . . . . | 3,500 | 3,450 |

## CORPORATE DEBT SECURITIES

| (Continued) | Principal | Value |
|---|---|---|
| **Biotechnology** (Continued) | | |
| 2.250%, 8–19–23 . . . . . . . . . . . | $3,000 | $ 2,816 |
| | | 8,287 |
| **Health Care Distributors – 0.4%** | | |
| AmerisourceBergen Corp., | | |
| 3.450%, 12–15–27 . . . . . . . . . . | 4,000 | 3,731 |
| **Health Care Equipment – 0.5%** | | |
| Becton Dickinson & Co., | | |
| 3.700%, 6–6–27 . . . . . . . . . . . . | 5,000 | 4,780 |
| **Health Care Services – 0.9%** | | |
| Cardinal Health, Inc.: | | |
| 3.079%, 6–15–24 . . . . . . . . . . . | 2,500 | 2,361 |
| 4.368%, 6–15–47 . . . . . . . . . . . | 1,500 | 1,344 |
| Quest Diagnostics, Inc., | | |
| 3.450%, 6–1–26 . . . . . . . . . . . . | 5,500 | 5,222 |
| | | 8,927 |
| **Health Care Supplies – 2.2%** | | |
| Abbott Laboratories, | | |
| 4.750%, 11–30–36 . . . . . . . . . | 5,000 | 5,316 |
| Medtronic Global Holdings SCA, | | |
| 3.350%, 4–1–27 . . . . . . . . . . . . | 2,000 | 1,951 |
| Medtronic, Inc. (GTD by Medtronic Global Holdings SCA and Medtronic plc), | | |
| 4.375%, 3–15–35 . . . . . . . . . . . | 8,288 | 8,561 |
| Shire Acquisitions Investments Ireland Designated Activity Co., | | |
| 2.400%, 9–23–21 . . . . . . . . . . . | 6,000 | 5,797 |
| | | 21,625 |
| **Managed Health Care – 0.7%** | | |
| Halfmoon Parent, Inc., | | |
| 3.400%, 9–17–21(A) . . . . . . . . . | 4,500 | 4,483 |
| Humana, Inc., | | |
| 2.900%, 12–15–22 . . . . . . . . . . | 2,000 | 1,938 |
| | | 6,421 |
| **Pharmaceuticals – 1.4%** | | |
| Bayer U.S. Finance II LLC, | | |
| 4.375%, 12–15–28(A) . . . . . . . . | 5,000 | 4,896 |
| Perrigo Finance Unlimited Co. (GTD by Perrigo Co. plc), | | |
| 3.500%, 3–15–21 . . . . . . . . . . . | 2,000 | 1,980 |
| Zoetis, Inc., | | |
| 3.900%, 8–20–28 . . . . . . . . . . . | 6,500 | 6,428 |
| | | 13,304 |
| **Total Health Care – 7.0%** | | **67,075** |
| **Industrials** | | |
| **Aerospace & Defense – 3.1%** | | |
| BAE Systems Holdings, Inc.: | | |
| 3.800%, 10–7–24(A) . . . . . . . . . | 5,000 | 4,953 |
| 3.850%, 12–15–25(A) . . . . . . . . | 4,800 | 4,706 |
| 4.750%, 10–7–44(A) . . . . . . . . . | 2,000 | 2,030 |
| Boeing Co. (The), | | |
| 1.650%, 10–30–20 . . . . . . . . . . | 2,500 | 2,431 |

## Column 1

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Aerospace & Defense** (Continued) | | |
| General Dynamics Corp., 1.875%, 8–15–23 | $5,000 | $ 4,659 |
| Huntington Ingalls Industries, Inc., 3.483%, 12–1–27 | 2,750 | 2,576 |
| Northrop Grumman Corp., 3.200%, 2–1–27 | 5,000 | 4,713 |
| Rockwell Collins, Inc., 2.800%, 3–15–22 | 3,500 | 3,405 |
| | | 29,473 |
| **Air Freight & Logistics – 0.8%** | | |
| FedEx Corp.: | | |
| 4.750%, 11–15–45 | 3,000 | 2,999 |
| 4.400%, 1–15–47 | 3,000 | 2,861 |
| 4.050%, 2–15–48 | 1,500 | 1,343 |
| | | 7,203 |
| **Airlines – 1.5%** | | |
| Aviation Capital Group Corp., 2.875%, 1–20–22(A) | 2,000 | 1,937 |
| Aviation Capital Group LLC, 3.500%, 11–1–27(A) | 3,000 | 2,737 |
| Delta Air Lines, Inc.: | | |
| 2.600%, 12–4–20 | 2,000 | 1,956 |
| 3.400%, 4–19–21 | 1,750 | 1,739 |
| Sydney Airport Finance, 3.625%, 4–28–26(A) | 6,000 | 5,731 |
| | | 14,100 |
| **Building Products – 0.1%** | | |
| Owens Corning, 4.400%, 1–30–48 | 1,500 | 1,240 |
| **Electrical Components & Equipment – 0.1%** | | |
| Hubbell, Inc., 3.500%, 2–15–28 | 1,000 | 944 |
| **Environmental & Facilities Services – 0.7%** | | |
| Republic Services, Inc., 2.900%, 7–1–26 | 3,000 | 2,790 |
| Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 2.400%, 5–15–23 | 4,000 | 3,809 |
| | | 6,599 |
| **Industrial Conglomerates – 1.1%** | | |
| General Electric Capital Corp.: | | |
| 6.000%, 8–7–19 | 1,432 | 1,469 |
| 2.342%, 11–15–20 | 7,787 | 7,609 |
| General Electric Co., 2.700%, 10–9–22 | 2,000 | 1,929 |
| | | 11,007 |
| **Industrial Machinery – 0.2%** | | |
| Parker Hannifin Corp., 3.250%, 3–1–27 | 2,000 | 1,918 |

## Column 2

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Railroads – 0.2%** | | |
| Burlington Northern Santa Fe LLC, 3.400%, 9–1–24 | $2,275 | $ 2,259 |
| **Total Industrials – 7.8%** | | 74,743 |
| Information Technology | | |
| **Communications Equipment – 0.4%** | | |
| L-3 Communications Corp., 3.850%, 12–15–26 | 4,000 | 3,846 |
| **Data Processing & Outsourced Services – 0.7%** | | |
| Visa, Inc.: | | |
| 2.800%, 12–14–22 | 4,000 | 3,921 |
| 4.300%, 12–14–45 | 3,000 | 3,108 |
| | | 7,029 |
| **Electronic Components – 0.9%** | | |
| Amphenol Corp., 3.200%, 4–1–24 | 2,500 | 2,398 |
| Maxim Integrated Products, Inc., 3.450%, 6–15–27 | 6,500 | 6,130 |
| | | 8,528 |
| **Home Entertainment Software – 0.8%** | | |
| Activision Blizzard, Inc.: | | |
| 2.300%, 9–15–21 | 4,000 | 3,881 |
| 2.600%, 6–15–22 | 3,000 | 2,905 |
| 3.400%, 6–15–27 | 1,000 | 946 |
| | | 7,732 |
| **Internet Software & Services – 0.1%** | | |
| Tencent Holdings Ltd., 3.595%, 1–19–28(A) | 1,000 | 946 |
| **IT Consulting & Other Services – 0.4%** | | |
| Keysight Technologies, Inc., 4.600%, 4–6–27 | 3,500 | 3,498 |
| **Semiconductors – 1.8%** | | |
| Intel Corp.: | | |
| 3.100%, 7–29–22 | 4,000 | 3,973 |
| 2.875%, 5–11–24 | 6,000 | 5,825 |
| QUALCOMM, Inc.: | | |
| 2.900%, 5–20–24 | 5,000 | 4,784 |
| 4.300%, 5–20–47 | 3,000 | 2,826 |
| | | 17,408 |
| **Systems Software – 1.4%** | | |
| CA, Inc., 5.375%, 12–1–19 | 6,195 | 6,332 |
| Microsoft Corp.: | | |
| 2.650%, 11–3–22 | 3,000 | 2,938 |
| 2.875%, 2–6–24 | 2,000 | 1,955 |
| 4.250%, 2–6–47 | 1,500 | 1,572 |
| | | 12,797 |

## Column 3

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Technology Hardware, Storage & Peripherals – 0.4%** | | |
| Apple, Inc.: | | |
| 2.400%, 5–3–23 | $1,000 | $ 961 |
| 4.375%, 5–13–45 | 3,000 | 3,115 |
| | | 4,076 |
| **Total Information Technology – 6.9%** | | 65,860 |
| Materials | | |
| **Diversified Metals & Mining – 0.2%** | | |
| Anglo American Capital plc, 4.500%, 3–15–28(A) | 2,000 | 1,919 |
| **Fertilizers & Agricultural Chemicals – 0.2%** | | |
| Mosaic Co. (The), 3.250%, 11–15–22 | 2,500 | 2,441 |
| **Paper Packaging – 0.5%** | | |
| WestRock Co., 3.750%, 3–15–25(A) | 4,500 | 4,421 |
| **Specialty Chemicals – 0.4%** | | |
| Methanex Corp., 5.250%, 3–1–22 | 3,500 | 3,582 |
| **Total Materials – 1.3%** | | 12,363 |
| Real Estate | | |
| **Health Care REITs – 0.8%** | | |
| Health Care REIT, Inc., 4.000%, 6–1–25 | 5,700 | 5,621 |
| Senior Housing Properties Trust, 4.750%, 2–15–28 | 2,000 | 1,933 |
| | | 7,554 |
| **Hotel & Resort REITs – 0.3%** | | |
| Hospitality Properties Trust, 3.950%, 1–15–28 | 2,500 | 2,263 |
| **Industrial REITs – 1.0%** | | |
| Air Lease Corp., 3.250%, 3–1–25 | 3,000 | 2,803 |
| Aircastle Ltd.: | | |
| 5.500%, 2–15–22 | 4,909 | 5,102 |
| 5.000%, 4–1–23 | 1,660 | 1,704 |
| | | 9,609 |
| **Specialized REITs – 1.3%** | | |
| American Tower Corp., 3.125%, 1–15–27 | 7,750 | 7,047 |
| American Tower Trust I, 3.652%, 3–23–28(A) | 2,000 | 1,962 |
| Crown Castle International Corp.: | | |
| 2.250%, 9–1–21 | 3,000 | 2,881 |
| 5.250%, 1–15–23 | 844 | 885 |
| | | 12,775 |
| **Total Real Estate – 3.4%** | | 32,201 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Telecommunication Services** | | |
| **Integrated Telecommunication Services – 1.4%** | | |
| AT&T, Inc.: | | |
| 3.600%, 2–17–23 | $1,000 | $ 993 |
| 4.250%, 3–1–27 | 1,000 | 987 |
| 5.150%, 2–15–50(A) | 1,000 | 945 |
| Sprint Spectrum Co. LLC and Sprint Spectrum Co. II LLC, | | |
| 4.738%, 3–20–25(A) | 2,000 | 1,999 |
| Verizon Communications, Inc.: | | |
| 2.625%, 8–15–26 | 6,500 | 5,890 |
| 4.812%, 3–15–39 | 2,797 | 2,814 |
| | | 13,628 |
| **Wireless Telecommunication Service – 1.3%** | | |
| Crown Castle Towers LLC: | | |
| 3.222%, 5–15–22(A) | 2,000 | 1,956 |
| 3.663%, 5–15–25(A) | 4,000 | 3,918 |
| Sprint Spectrum L.P., | | |
| 3.360%, 9–20–21(A) | 6,750 | 6,725 |
| | | 12,599 |
| **Total Telecommunication Services – 2.7%** | | 26,227 |
| **Utilities** | | |
| **Electric Utilities – 3.6%** | | |
| AEP Transmission Co. LLC, | | |
| 4.250%, 9–15–48 | 4,500 | 4,484 |
| Appalachian Power Co., Series W, | | |
| 4.450%, 6–1–45 | 1,000 | 1,003 |
| Commonwealth Edison Co., | | |
| 3.650%, 6–15–46 | 2,500 | 2,261 |
| Duke Energy Carolinas LLC: | | |
| 4.300%, 6–15–20 | 3,250 | 3,323 |
| 3.750%, 6–1–45 | 9,000 | 8,285 |
| Duke Energy Indiana LLC, | | |
| 3.750%, 5–15–46 | 1,000 | 913 |
| Edison International: | | |
| 2.125%, 4–15–20 | 1,000 | 980 |
| 2.950%, 3–15–23 | 5,000 | 4,791 |
| Entergy Arkansas, Inc., | | |
| 4.000%, 6–1–28 | 2,650 | 2,649 |
| Kansas City Power & Light Co., | | |
| 4.200%, 3–15–48 | 1,000 | 958 |
| MidAmerican Energy Co., | | |
| 3.950%, 8–1–47 | 1,000 | 958 |
| Sierra Pacific Power Co., | | |
| 2.600%, 5–1–26 | 4,000 | 3,687 |
| | | 34,292 |
| **Gas Utilities – 0.2%** | | |
| Southern California Gas Co., | | |
| 4.300%, 1–15–49 | 2,500 | 2,550 |
| **Independent Power Producers & Energy Traders – 0.4%** | | |
| Black Hills Corp., | | |
| 4.350%, 5–1–33 | 3,750 | 3,671 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Multi–Utilities – 1.0%** | | |
| Baltimore Gas and Electric Co., | | |
| 4.250%, 9–15–48 | $2,500 | $ 2,483 |
| Berkshire Hathaway Energy Co., | | |
| 2.800%, 1–15–23(B) | 500 | 486 |
| Dominion Resources, Inc., | | |
| 2.750%, 1–15–22 | 1,000 | 973 |
| Pacific Gas and Electric Co.: | | |
| 3.300%, 12–1–27 | 1,000 | 914 |
| 3.950%, 12–1–47 | 1,500 | 1,300 |
| Public Service Electric and Gas Co., | | |
| 2.250%, 9–15–26 | 3,500 | 3,138 |
| | | 9,294 |
| **Water Utilities – 0.3%** | | |
| California Water Service Co., | | |
| 5.875%, 5–1–19 | 3,000 | 3,044 |
| **Total Utilities – 5.5%** | | 52,851 |
| **TOTAL CORPORATE DEBT SECURITIES – 90.5%** | | $867,289 |
| (Cost: $889,599) | | |
| **MORTGAGE–BACKED SECURITIES** | | |
| **Non-Agency REMIC/CMO – 0.2%** | | |
| MASTR Adjustable Rate Mortgage Trust 2005-1 (Mortgage spread to 10-year U.S. Treasury index), | | |
| 3.847%, 3–25–35(C) | 2,624 | 1,971 |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1 (Mortgage spread to 3-year U.S. Treasury index), | | |
| 4.251%, 2–25–34(C) | 60 | —* |
| | | 1,971 |
| **TOTAL MORTGAGE-BACKED SECURITIES – 0.2%** | | $ 1,971 |
| (Cost: $2,671) | | |
| **MUNICIPAL BONDS – TAXABLE** | | |
| **Massachusetts – 0.4%** | | |
| MA Hlth and Edu Fac Auth, Rev Bonds, Harvard Univ Issue, Ser 2008C, | | |
| 5.260%, 10–1–18 | 3,985 | 3,985 |
| **New York – 0.8%** | | |
| NYC GO Bonds, Fiscal 2017 Ser A-2, | | |
| 2.460%, 8–1–26 | 3,000 | 2,750 |
| NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, | | |
| 11.000%, 3–1–29 (A) | 3,732 | 4,871 |
| | | 7,621 |

| MUNICIPAL BONDS – TAXABLE (Continued) | Principal | Value |
|---|---|---|
| **Ohio – 0.5%** | | |
| OH State Univ, Gen Receipts Bonds (Multiyear Debt Issuance Prog), Ser 2016A, | | |
| 3.798%, 12–1–46 | $5,500 | $ 5,183 |
| **Pennsylvania – 0.3%** | | |
| Cmnwlth of PA, GO Bonds, Third Ser B of 2010 (Federally Taxable – Build America Bonds), | | |
| 4.750%, 7–15–22 | 3,075 | 3,145 |
| **TOTAL MUNICIPAL BONDS – TAXABLE – 2.0%** | | $19,934 |
| (Cost: $19,420) | | |
| **OTHER GOVERNMENT SECURITIES(D)** | | |
| **Canada – 1.2%** | | |
| Province de Quebec, | | |
| 7.140%, 2–27–26 | 9,365 | 11,320 |
| **Mexico – 0.1%** | | |
| United Mexican States, | | |
| 3.750%, 1–11–28 | 1,000 | 953 |
| **Spain – 0.3%** | | |
| Telefonica Emisiones S.A.U.: | | |
| 4.103%, 3–8–27 | 2,000 | 1,921 |
| 4.665%, 3–6–38 | 1,500 | 1,408 |
| | | 3,329 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 1.6%** | | $15,602 |
| (Cost: $14,033) | | |
| **UNITED STATES GOVERNMENT AGENCY OBLIGATIONS** | | |
| **Mortgage-Backed Obligations – 1.4%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO, | | |
| 2.790%, 6–25–22 | 2,000 | 1,962 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index), | | |
| 4.489%, 12–25–44(A)(C) | 10,760 | 11,042 |
| | | 13,004 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.4%** | | $13,004 |
| (Cost: $13,321) | | |
| **UNITED STATES GOVERNMENT OBLIGATIONS** | | |
| **Treasury Obligations – 0.0%** | | |
| U.S. Treasury Bonds, | | |
| 3.000%, 11–15–44 | 210 | 203 |

SEPTEMBER 30, 2018

| UNITED STATES GOVERNMENT OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Treasury Obligations (Continued) | | |
| U.S. Treasury Notes, | | |
| 2.000%, 8–15–25 . . . . . . . . . . . | $ 19 | $ 17 |
| | | 220 |
| TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 0.0% | | $ 220 |
| (Cost: $249) | | |
| SHORT-TERM SECURITIES | | |
| Commercial Paper(E) – 0.5% | | |
| Walgreens Boots Alliance, Inc., | | |
| 2.850%, 10–12–18 . . . . . . . . . . | 5,000 | 4,995 |
| Master Note – 0.5% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.470%, 10–5–18(F) . . . . . . . . . | 4,505 | 4,505 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Money Market Funds – 0.0% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, | | |
| 2.140%, (G)(H) . . . . . . . . . . . . | $341 | $ 341 |
| TOTAL SHORT-TERM SECURITIES – 1.0% | | $ 9,841 |
| (Cost: $9,842) | | |
| TOTAL INVESTMENT SECURITIES – 99.3% | | $950,975 |
| (Cost: $972,959) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7% | | 6,721 |
| NET ASSETS – 100.0% | | $957,696 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $191,202 or 20.0% of net assets.

(B) All or a portion of securities with an aggregate value of $334 are on loan.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(E) Rate shown is the yield to maturity at September 30, 2018.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G) Investment made with cash collateral received from securities on loan.

(H) Rate shown is the annualized 7-day yield at September 30, 2018.

SEPTEMBER 30, 2018

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Preferred Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $509 | $ — | $ — |
| Asset-Backed Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 22,605 | — |
| Corporate Debt Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 867,289 | — |
| Mortgage-Backed Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 1,971 | — |
| Municipal Bonds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 19,934 | — |
| Other Government Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 15,602 | — |
| United States Government Agency Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 13,004 | — |
| United States Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 220 | — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 341 | 9,500 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $850 | $950,125 | $ — |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

*Below, Mark G. Beischel, CFA, Susan Regan, and Ben Esty, co-portfolio managers of the Ivy Crossover Credit Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2018. Mr. Beischel has managed the Fund since April 2018 and has 25 years of industry experience. Ms. Regan has managed the Fund since April 2018 and has 31 years of industry experience. Mr. Esty has managed the Fund since July 2018 and has 17 years of industry experience. Rick Perry served as portfolio manager of the Fund until April 12, 2018.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2018

| | |
|---|---:|
| Ivy Crossover Credit Fund (Class A shares at net asset value) | -2.56% |
| Ivy Crossover Credit Fund (Class A shares including sales charges) | -8.20% |

| Benchmark(s) and/or Lipper Category | |
|---|---:|
| Bloomberg Barclays U.S. Corporate Bond Index (generally reflects the performance of securities representing the U.S. corporate bond market) | -1.09% |
| Lipper Corporate Debt Funds BBB-Rated Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | -1.29% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).*

For the fiscal year ended September 30, 2018, the Fund underperformed its benchmark and its Lipper average. The negative attribution relative to the benchmark was principally caused by the Fund's exposure to the BBB-rated sector and to a much lesser extent the BB-rated sector. While the Fund focuses on crossover credits, the benchmark has a larger weighting in higher rated securities than the Fund. This can result in deviations in performance.

## Market Sector Update

The fiscal year ended September 30, 2018 was broadly positive for risky asset classes. The broader equity market had strong returns due to robust economic data and earnings growth aided by tax reform. The risk-on environment resulted in material increases in Treasury yields. The 2-year yield rose 134 basis points (bps) from 1.48% to 2.82%, while the 10-year yield increased 73 bps from 2.33% to 3.06%. This resulted in a significant flattening of the yield curve with the difference between the 2- and 10-year yields at 24 bps to end the fiscal year. Additionally, the Federal Reserve (Fed) raised its target rate four times during the fiscal year from an upper bound of 1.25% to 2.25% with another hike likely in December 2018.

The Fund's benchmark returned -1.09% during the fiscal year largely due to the move in Treasuries. The spread of the index rose slightly over the fiscal period from 101 bps to 106 bps. The spread hit its low of 85 bps in early-February 2018, while it peaked at 124 bps in June 2018.

The high yield market outperformed investment grade with the Bloomberg Barclays US High Yield Corporate Index returning 3.05% for the fiscal year. The spread on the high yield index declined 31 bps to 316 bps. The range on high yield index spread was from 311-379 bps — hitting its high in mid-November 2017 and its low in late-January 2018.

Issuance for the year was approximately $1.3 trillion in the investment grade corporate market, a decline of approximately 3% year over year. Corporate revenue and earnings growth remained strong — second quarter 2018 revenue and EBITDA growth was approximately 5% year over year, excluding the volatile commodities sector. While below the growth rates of the prior two quarters, this is still a strong result. Caution is warranted as investment grade metrics such as gross leverage have not been improving despite the strong revenue and EBITDA trends. Excluding the commodities sectors, the overall investment grade leverage at the end of June 2018 marked a high in leverage in the period following the 2008 crisis.

## Portfolio Positioning

The Fund's duration started and ended the fiscal year slightly lower than its benchmark. Additionally, the Fund's exposure to the high yield sector rose during the fiscal year as the Fund sought to take advantage of improving trends in the U.S. economy. Relative to its benchmark, the most significant industry weighting reduction was in the communications sector due to concerns regarding secular trends in the industry and increasing leverage in the sector from mergers and acquisitions. The largest increase in industry exposure in the fiscal year came in the consumer non-cyclical sector as the Fund sought more exposure to less economically sensitive sectors.

At fiscal year end, the Fund's largest overweight relative to its index is the industrial sector; the bulk of the overweight is in the less cyclical defense sub-sector. The largest underweight in the Fund is in the technology sector, which despite strong fundamental trends does not offer compelling relative value. At the end of the fiscal year, the Fund remains more diverse than its typical target of 30-50 names. The rationale is that we see a myriad of risks and generally tight credit spreads pointing towards above-average diversification aiding the Fund's overall risk and return.

The upgrade-to-downgrade ratio in the high yield market was 1.24, meaning 1.24 upgrades per one downgrade, which is up from 1.15 at the end of the previous fiscal year. This shows that ratings agencies continue to be biased toward credit upgrades.

More importantly, the spread ratio of BB to BBB credits, largely the areas of focus for the Fund, is roughly 1.5 and in the 11th percentile of its range since 2000. This means the spread premium of BB to BBB credits has only been lower 11% of the time since 2000. We have positioned the portfolio well under its maximum exposure to the high yield asset class for this reason, coupled with the outperformance of high yield over the past year. Our high yield exposure is comprised of investments we believe have a combination of identifiable catalysts, compelling relative value and improving credit profiles.

We are pleased with the portfolio's positioning and believe the portfolio will deliver a relatively low correlation to the Treasury market as well as the investment grade and high yield markets while delivering solid risk/reward for our investors.

## Outlook

While U.S. economic growth remains robust and continues to exceed expectations, the future contains potential headwinds to growth and consequently asset prices going forward. These risks include the pace of Fed rate hikes, political changes, tariff/trade concerns and volatility in several emerging market countries. While the risk of a recession in the near term appears remote, 2019 growth rates are likely to decelerate due to fading effects of the tax cut, the impact of tariffs on trade and slowing growth internationally.

The Fed will likely hike rates again in December 2018, which will not be a surprise to the market. However, we believe decelerating growth rates and the federal funds rate moving closer to neutral may result in the Fed pausing in 2019.

The outlook for spreads is balanced — on the positive side, relative valuation as investment grade spreads have underperformed that of equities, high yield and other risk assets, while the negative is the lack of improvement in leverage trends. Given that balance, we remain focused on high-level risk factors (overall duration and spread relative to the index), as well as sector and individual security selection. We are enthusiastic about our ability to pick credits with compelling relative value as well as idiosyncratic catalysts which should contribute positively to returns going forward.

The forward opportunity set for the Fund is robust. While the upgrade-to-downgrade ratio is still positive, the current expansion is in its later innings and downgrades of BBBs to high yield, an opportunity set which the Fund seeks to exploit, should be numerous in the future. Not only do we expect an increase in downgrades as the cycle turns, we see numerous reasons for more downgrades going forward than history suggests. Principally, the growth of the BBB segment of the investment grade market should result in a higher level of downgrades in the future. BBB credits as a percentage of the investment grade market have grown from below 30% in 2009 to approximately 45% at the end of the fiscal year. In dollar terms, in less than four years the amount of non-financial BBB-rated corporate debt has grown by more $500 billion dollars. These data points suggest that the size of the eventual downgrade wave, as well as its potential impact on price performance, could exceed those metrics of prior cycles and provide the Fund with an incredible opportunity going forward.

**The Fund's performance noted above is at NAV and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.**

**Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.**

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Crossover Credit Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 95.0% |
|    Corporate Debt Securities | 93.7% |
|    Asset-Backed Securities | 1.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 5.0% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 76.2% |
|    A | 4.7% |
|    BBB | 71.5% |
| Non-Investment Grade | 18.8% |
|    BB | 18.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 5.0% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY CROSSOVER CREDIT FUND



| | | | $9,507 |
|---|---|---|---|
| Ivy Crossover Credit Fund (Class A)(1) | | | $9,507 |
| Bloomberg Barclays U.S. Corporate Bond Index | | | $10,234 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return(2) | Class A(3) | Class E | Class I | Class N | Class R | Class Y |
|---|---|---|---|---|---|---|
| 1-year period ended 9-30-18 | -8.20% | -4.95% | -2.41% | -2.41% | -3.13% | -2.56% |
| 5-year period ended 9-30-18 | — | — | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — | — | — |
| Since Inception of Class through 9-30-18(4) | -3.33% | -1.14% | 0.82% | 0.82% | 0.04% | 0.58% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)4-3-17 for Class A shares, 4-3-17 for Class E shares, 4-3-17 for Class I shares, 4-3-17 for Class N shares, 4-3-17 for Class R shares and 4-3-17 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SEPTEMBER 30, 2018

| ASSET-BACKED SECURITIES | Principal | Value |
|---|---|---|
| AerCap Ireland Capital Designated Activity Co. and AerCap Global Aviation Trust, 3.650%, 7–21–27 ............ | $ 250 | $ 229 |
| AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust, 3.500%, 5–26–22 .......... | 250 | 245 |
| **TOTAL ASSET-BACKED SECURITIES – 1.3%** | | **$ 474** |

(Cost: $501)

**CORPORATE DEBT SECURITIES**

Consumer Discretionary

Auto Parts & Equipment – 1.9%

| Lear Corp., 3.800%, 9–15–27 ............ | 750 | 696 |
|---|---|---|

Cable & Satellite – 3.3%

| Charter Communications Operating LLC and Charter Communications Operating Capital Corp., 5.375%, 4–1–38 ............. | 750 | 726 |
|---|---|---|
| CSC Holdings LLC, 5.375%, 2–1–28 (A) ........... | 500 | 478 |
| | | 1,204 |

Homebuilding – 1.2%

| Toll Brothers Finance Corp., 4.350%, 2–15–28 ............ | 500 | 459 |
|---|---|---|

Hotels, Resorts & Cruise Lines – 3.8%

| Royal Caribbean Cruises Ltd., 3.700%, 3–15–28 ............ | 500 | 463 |
|---|---|---|
| Wyndham Worldwide Corp., 4.500%, 4–1–27 ............. | 1,000 | 943 |
| | | 1,406 |

Restaurants – 4.0%

| Darden Restaurants, Inc., 3.850%, 5–1–27 ............. | 1,000 | 968 |
|---|---|---|
| Starbucks Corp., 4.000%, 11–15–28 ........... | 500 | 498 |
| | | 1,466 |

| **Total Consumer Discretionary – 14.2%** | | **5,231** |
|---|---|---|

Consumer Staples

Distillers & Vintners – 3.8%

| Bacardi Ltd., 4.450%, 5–15–25 (A) .......... | 200 | 199 |
|---|---|---|
| Constellation Brands, Inc., 3.700%, 12–6–26 ............ | 750 | 713 |
| Diageo Capital plc (GTD by Diageo plc), 3.875%, 5–18–28 ............ | 500 | 503 |
| | | 1,415 |

Household Products – 2.5%

| Clorox Co. (The), 3.100%, 10–1–27 ............ | 1,000 | 939 |
|---|---|---|

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Packaged Foods & Meats – 4.6% | | |
| Bunge Ltd. Finance Corp., 3.750%, 9–25–27 ............ | $ 250 | $ 230 |
| General Mills, Inc., 4.200%, 4–17–28 ............ | 750 | 739 |
| Smithfield Foods, Inc., 2.650%, 10–3–21 (A) .......... | 750 | 715 |
| | | 1,684 |

| **Total Consumer Staples – 10.9%** | | **4,038** |
|---|---|---|

Energy

Oil & Gas Exploration & Production – 2.6%

| Canadian Natural Resources Ltd., 3.850%, 6–1–27 ............. | 750 | 730 |
|---|---|---|
| EQT Corp., 3.000%, 10–1–22 ............ | 250 | 242 |
| | | 972 |

Oil & Gas Storage & Transportation – 6.6%

| Energy Transfer Partners L.P., 4.950%, 6–15–28 ............ | 500 | 509 |
|---|---|---|
| Plains All American Pipeline L.P. and PAA Finance Corp., 4.500%, 12–15–26 ........... | 250 | 250 |
| Sunoco Logistics Partners Operations L.P. (GTD by Energy Transfer Partners L.P.), 4.000%, 10–1–27 ............ | 1,000 | 949 |
| Williams Partners L.P.: | | |
| 3.750%, 6–15–27 ............ | 500 | 477 |
| 4.850%, 3–1–48 ............. | 250 | 241 |
| | | 2,426 |

| **Total Energy – 9.2%** | | **3,398** |
|---|---|---|

Financials

Asset Management & Custody Banks – 1.3%

| Ares Capital Corp., 4.250%, 3–1–25 ............. | 500 | 479 |
|---|---|---|

Consumer Finance – 1.9%

| Capital One Financial Corp., 3.750%, 7–28–26 ............ | 250 | 233 |
|---|---|---|
| Discover Bank, 3.450%, 7–27–26 ............ | 500 | 465 |
| | | 698 |

Diversified Banks – 8.4%

| Banco Bilbao Vizcaya Argentaria S.A., 6.125%, 2–16–66 (B) .......... | 1,000 | 899 |
|---|---|---|
| Banco Santander S.A., 3.500%, 4–11–22 ............ | 250 | 245 |
| Bank of America Corp., 5.875%, 9–15–66 ............ | 1,000 | 991 |
| Barclays plc, 4.836%, 5–9–28 ............. | 500 | 470 |
| Santander Holdings USA, Inc., 3.400%, 1–18–23 ............ | 500 | 482 |
| | | 3,087 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Investment Banking & Brokerage – 2.6% | | |
| Goldman Sachs Group, Inc. (The), 4.250%, 10–21–25 ........... | $ 500 | $ 495 |
| Morgan Stanley, 3.591%, 7–22–28 ............ | 500 | 474 |
| | | 969 |

Life & Health Insurance – 3.1%

| Athene Holding Ltd., 4.125%, 1–12–28 ............. | 1,000 | 934 |
|---|---|---|
| Brighthouse Financial, Inc., 3.700%, 6–22–27 ............ | 250 | 222 |
| | | 1,156 |

Other Diversified Financial Services – 3.9%

| Citigroup, Inc., 4.450%, 9–29–27 ............ | 500 | 494 |
|---|---|---|
| JPMorgan Chase & Co., 3.625%, 12–1–27 ............ | 1,000 | 943 |
| | | 1,437 |

| **Total Financials – 21.2%** | | **7,826** |
|---|---|---|

Health Care

Health Care Equipment – 1.3%

| Becton Dickinson & Co., 3.700%, 6–6–27 ............ | 500 | 478 |
|---|---|---|

Managed Health Care – 2.8%

| Centene Escrow I Corp., 5.375%, 6–1–26 (A) .......... | 1,000 | 1,025 |
|---|---|---|

Pharmaceuticals – 4.0%

| Bayer U.S. Finance II LLC, 4.375%, 12–15–28 (A) ......... | 500 | 489 |
|---|---|---|
| Elanco Animal Health, Inc., 4.900%, 8–28–28 (A) ......... | 1,000 | 1,015 |
| | | 1,504 |

| **Total Health Care – 8.1%** | | **3,007** |
|---|---|---|

Industrials

Aerospace & Defense – 5.8%

| BAE Systems Holdings, Inc., 3.850%, 12–15–25 (A) ......... | 500 | 490 |
|---|---|---|
| Huntington Ingalls Industries, Inc., 3.483%, 12–1–27 ............. | 1,000 | 937 |
| Northrop Grumman Corp., 3.250%, 1–15–28 ............ | 750 | 705 |
| | | 2,132 |

Agricultural & Farm Machinery – 2.6%

| CNH Industrial N.V., 3.850%, 11–15–27 ............ | 1,000 | 946 |
|---|---|---|

Building Products – 1.1%

| Owens Corning, 4.400%, 1–30–48 ........... | 500 | 414 |
|---|---|---|

SEPTEMBER 30, 2018

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Industrial Conglomerates – 0.6%** | | |
| TriMas Corp., 4.875%, 10–15–25 (A) | $ 250 | $ 239 |
| **Total Industrials — 10.1%** | | 3,731 |
| **Information Technology** | | |
| **Communications Equipment – 2.6%** | | |
| L-3 Communications Corp., 3.850%, 12–15–26 | 1,000 | 962 |
| **Electronic Manufacturing Services – 2.5%** | | |
| Jabil, Inc., 3.950%, 1–12–28 | 1,000 | 937 |
| **Semiconductors – 1.3%** | | |
| QUALCOMM, Inc., 2.900%, 5–20–24 | 500 | 478 |
| **Total Information Technology – 6.4%** | | 2,377 |
| **Materials** | | |
| **Diversified Metals & Mining – 2.6%** | | |
| Anglo American Capital plc, 3.625%, 9–11–24 (A) | 1,000 | 952 |
| **Paper Packaging – 1.3%** | | |
| WestRock Co., 3.750%, 3–15–25 (A) | 500 | 491 |
| **Total Materials – 3.9%** | | 1,443 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Real Estate** | | |
| **Health Care REITs – 1.3%** | | |
| Senior Housing Properties Trust, 4.750%, 2–15–28 | $ 500 | $ 483 |
| **Hotel & Resort REITs – 2.5%** | | |
| Hospitality Properties Trust, 3.950%, 1–15–28 | 1,000 | 905 |
| **Specialized REITs – 3.2%** | | |
| Crown Castle International Corp.: | | |
| 3.200%, 9–1–24 | 250 | 238 |
| 4.750%, 5–15–47 | 1,000 | 947 |
| | | 1,185 |
| **Total Real Estate – 7.0%** | | 2,573 |
| **Telecommunication Services** | | |
| **Integrated Telecommunication Services – 1.4%** | | |
| Sprint Spectrum Co. LLC and Sprint Spectrum Co. II LLC, 4.738%, 3–20–25 (A) | 500 | 500 |
| **Total Telecommunication Services – 1.4%** | | 500 |
| **Utilities** | | |
| **Independent Power Producers & Energy Traders – 1.3%** | | |
| Black Hills Corp., 4.350%, 5–1–33 | 500 | 489 |
| **Total Utilities – 1.3%** | | 489 |
| **TOTAL CORPORATE DEBT SECURITIES – 93.7%** | | $ 34,613 |
| (Cost: $36,097) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Master Note – 0.7%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10–5–18 (C) | $ 256 | $ 256 |
| **Money Market Funds – 0.6%** | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.140%, (D)(E) | 220 | 220 |
| **TOTAL SHORT-TERM SECURITIES – 1.3%** | | $ 476 |
| (Cost: $476) | | |
| **TOTAL INVESTMENT SECURITIES – 96.3%** | | $35,563 |
| (Cost: $37,074) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.7%** | | 1,368 |
| **NET ASSETS – 100.0%** | | $ 36,931 |

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $6,593 or 17.8% of net assets.

(B) All or a portion of securities with an aggregate value of $214 are on loan.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Investment made with cash collateral received from securities on loan.

(E) Rate shown is the annualized 7-day yield at September 30, 2018.

SEPTEMBER 30, 2018

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Asset-Backed Securities | $ — | $ 474 | $ — |
| Corporate Debt Securities | — | 34,613 | — |
| Short-Term Securities | 220 | 256 | — |
| Total | $ 220 | $35,343 | $ — |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)

*Waddell & Reed Advisors (WRA) Government Securities Fund merged into Ivy Government Securities Fund on October 16, 2017. On that date, Ivy Government Securities Fund adopted the performance of the WRA Government Securities Fund as the result of a reorganization in which it acquired all assets and liabilities of WRA Government Securities Fund. Prior to the reorganization, the Ivy Government Securities Fund had no assets and had not commenced operations. The returns shown below therefore reflect the performance of WRA Government securities Fund prior to October 16, 2017. WRA Government Securities Fund's past performance does not necessarily indicate how Ivy Government Securities Fund will perform in the future.*

*Below, Mark G. Beischel, CFA and Susan Regan, co-portfolio managers of the Ivy Government Securities Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2018. Mr. Beischel has managed the Fund since April 2018 and has 25 years of industry experience. Ms. Regan has managed the Fund since April 2018 and has 31 years of industry experience. Rick Perry served as portfolio manager of the Fund until April 12, 2018.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2018

| | |
|---|---|
| Ivy Government Securities Fund (Class A shares at net asset value) | -2.35% |
| Ivy Government Securities Fund (Class A shares including sales charges) | -6.48% |

Benchmark(s) and/or Lipper Category

| | |
|---|---|
| Bloomberg Barclays U.S. Government/Mortgage-Backed Securities Index (generally reflects the performance of securities representing the government securities market) | -1.30% |
| Lipper General U.S. Government Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | -2.16% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).*

The Ivy Government Securities Fund underperformed its Lipper average and its benchmark for the fiscal year ended September 30, 2018. The one-year returns on both the Fund and the index were negative as rates rose too much in the fiscal year for the income generated in coupons to offset the losses.

## Fed regime change and a flattening yield curve

The Federal Reserve (Fed) underwent a regime change in February 2018, as Jerome "Jay" Powell took over as chair, replacing Janet Yellen. The Fed engaged in four interest rate hikes over the past fiscal year, moving the upper end of the federal funds rate range from 1.25% to 2.25%. As of the end of the fiscal year, such increases had caused minimal market disruption, as the overall monetary policy strategy at the Fed appears to be consistent. Each of the rate hikes was well telegraphed by the Fed and expected by the market. Interest rates are much higher than they were one year ago. The 2-year note on September 30, 2018 was 2.82%, up from 1.49% one year earlier, while the 10-year note increased 73 basis points (bps) ending at 3.06% on September 30, 2018.

The yield curve, generally expressed as the difference between the yields on the 10-year U.S. Treasury note and the 2-year U.S. Treasury note, has been attracting investor and media attention. The difference between the yields was 24 bps to end the period, down from 84 bps the year prior. The flattening yield curve has the attention of market participants since flattening is often the predecessor to an inverted yield curve. Yield curve inversion means shorter maturities have higher yields than the yields on longer maturities and is often an early warning signal of recession coming in the months ahead.

Broadly, President Trump's pro-business policies including reduced regulation and lower corporate taxes have contributed to the strong performance in the equity and credit markets this past fiscal year. Gross domestic product growth for the second quarter of 2018 was a very strong 4.2%. Business and consumer confidence have been high and most of the economic data reports have shown strength in the U.S. economy.

## Positioned for rising rates

The Fund's largest sector allocation changes over the past twelve months were an increased allocation to agency collateralized mortgage obligations and a decrease in agency mortgage-backed pass through securities. The other major change was reducing duration to approximately 93-96% of the benchmark in the first quarter of 2018. Duration remains in that range, as below-benchmark duration seems appropriate with interest rates expected to continue their path higher in the near term.

## Outlook

We could see more market volatility in the fourth quarter of 2018 as the midterm elections take place in November and could change the political landscape. Oil prices have been steadily rising. The labor market continues to be strong and labor costs appear to be rising finally. We will be watching to see if inflation remains tame.

What is uncertain, at this point, is the effect trade and tariffs will have on both U.S. and global growth. It is too early to know if the strength from the second quarter will continue or if President Trump's trade policies will have a negative effect on growth in the coming quarters. We know the Fed intends to raise rates again in December, which would bring the upper range of the federal funds rate to 2.50%. The terminal rate, or ending federal funds rate, in this hiking cycle could be as low as 3%, so only a few more rate hikes in 2019 and beyond would get us to that point. If trade does impact growth, we would not be surprised to see the Fed take a pause in the hiking cycle. Fed Chairman Powell has been very explicit that the incoming data will be used to make rate decisions. The Federal Open Market Committee does not wish to derail the economy prematurely by hiking rates too quickly. We do not see an inverted yield curve as being a short-term risk, but will be watching it carefully. We will monitor this along with other key data points for information on the economy as to how to position the Fund.

**The Fund's performance noted above is at NAV and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.**

**Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.**

**The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Government Securities Fund.**

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 98.6% |
| United States Government and Government Agency Obligations | 98.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.4% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 95.3% |
| AAA | 46.5% |
| AA | 48.8% |
| Non-Investment Grade | 3.3% |
| Non-rated | 3.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.4% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | |
|---|---|
| —— Ivy Government Securities Fund (Class A)[1] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $11,314 |
| ···· Bloomberg Barclays U.S. Government/Mortgage-Backed Securities Index . . . . . . . . . . . . . | $13,399 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class N | Class R | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 9-30-18 | -6.48% | -7.07% | -3.14% | — | -2.10% | — | — | — |
| 5-year period ended 9-30-18 | -0.44% | -0.89% | -0.44% | — | 0.71% | — | — | — |
| 10-year period ended 9-30-18 | 1.24% | 0.80% | 0.85% | — | 2.00% | — | — | — |
| Since Inception of Class through 9-30-18[5] | — | — | — | -4.69% | — | -1.99% | -2.68% | -2.41% |

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 4.25% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5) *10-16-17 for Class E shares, 10-16-17 for Class N shares, 10-16-17 for Class R shares and 10-16-17 for Class Y shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS | Principal | Value |
|---|---|---|
| Agency Obligations – 7.1% | | |
| Federal Farm Credit Bank: | | |
| 3.560%, 10–6–32 . . . . . . . . . . | $ 5,000 | $ 4,954 |
| 3.460%, 2–22–33 . . . . . . . . . . | 3,500 | 3,422 |
| Federal Home Loan Bank, | | |
| 2.500%, 4–27–26 . . . . . . . . . . | 5,000 | 4,692 |
| Tennessee Valley Authority, | | |
| 2.875%, 2–1–27 . . . . . . . . . . . | 5,000 | 4,819 |
| U.S. Department of Transportation, | | |
| 6.001%, 12–7–21 (A) . . . . . . . . | 8,000 | 8,690 |
| | | 26,577 |
| | | |
| Mortgage-Backed Obligations – 37.4% | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 2.790%, 6–25–22 . . . . . . . . . . | 7,250 | 7,111 |
| 5.000%, 5–15–23 . . . . . . . . . . | 836 | 862 |
| 3.000%, 10–15–36 . . . . . . . . . . | 3,007 | 2,972 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates: | | |
| 3.400%, 6–1–31 (B) . . . . . . . . . | 3,000 | 2,860 |
| 4.000%, 10–1–44 . . . . . . . . . . | 2,326 | 2,356 |
| 3.000%, 4–15–46 . . . . . . . . . . | 2,845 | 2,753 |
| 3.000%, 4–15–53 . . . . . . . . . . | 3,574 | 3,410 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 2.717%, 2–25–22 . . . . . . . . . . | 5,211 | 5,142 |
| 2.640%, 6–1–22 . . . . . . . . . . . | 5,635 | 5,501 |
| 3.360%, 12–1–22 . . . . . . . . . . | 1,876 | 1,876 |
| 3.020%, 1–1–23 . . . . . . . . . . . | 1,157 | 1,144 |
| 2.630%, 2–1–23 . . . . . . . . . . . | 4,812 | 4,667 |
| 2.352%, 3–1–23 . . . . . . . . . . . | 5,432 | 5,258 |
| 2.390%, 6–1–25 . . . . . . . . . . . | 5,264 | 5,116 |
| 3.360%, 7–1–25 . . . . . . . . . . . | 2,555 | 2,540 |
| 4.080%, 1–1–29 . . . . . . . . . . . | 4,586 | 4,779 |
| 3.740%, 6–1–30 . . . . . . . . . . . | 4,000 | 4,027 |
| 3.639%, 8–25–30 . . . . . . . . . . | 4,000 | 3,967 |
| 4.000%, 3–25–33 . . . . . . . . . . | 1,590 | 1,621 |
| 2.000%, 4–25–39 . . . . . . . . . . | 1,894 | 1,819 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 4.478%, 12–1–19 . . . . . . . . . . | 4,506 | 4,560 |
| 5.380%, 11–1–20 . . . . . . . . . . | 212 | 212 |
| 4.381%, 6–1–21 . . . . . . . . . . . | 4,497 | 4,615 |
| 2.759%, 4–1–22 . . . . . . . . . . . | 6,596 | 6,484 |
| 2.705%, 4–1–23 . . . . . . . . . . . | 3,144 | 3,063 |
| 2.000%, 10–1–27 . . . . . . . . . . | 1,716 | 1,644 |
| 4.000%, 12–1–31 . . . . . . . . . . | 1,428 | 1,463 |
| 4.000%, 12–1–32 . . . . . . . . . . | 3,623 | 3,698 |
| 5.500%, 12–1–34 . . . . . . . . . . | 437 | 473 |
| 3.500%, 4–25–37 . . . . . . . . . . | 2,402 | 2,391 |
| 6.000%, 4–1–39 . . . . . . . . . . . | 234 | 252 |
| 3.000%, 11–25–42 . . . . . . . . . | 4,870 | 4,715 |
| 4.500%, 2–1–44 . . . . . . . . . . . | 2,685 | 2,809 |
| 4.000%, 10–1–44 . . . . . . . . . . | 2,605 | 2,638 |
| 2.500%, 5–25–45 . . . . . . . . . . | 6,676 | 6,329 |
| 4.500%, 2–1–48 . . . . . . . . . . . | 2,758 | 2,865 |
| 3.000%, 2–25–57 . . . . . . . . . . | 3,638 | 3,222 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Mortgage-Backed Obligations (Continued) | | |
| Government National Mortgage Association Agency REMIC/CMO: | | |
| 5.000%, 4–16–39 . . . . . . . . . . | $ 50 | $ 50 |
| 2.000%, 3–16–42 . . . . . . . . . . | 9,266 | 8,837 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 5.000%, 4–20–34 . . . . . . . . . . | 2,549 | 2,699 |
| 3.000%, 4–20–48 . . . . . . . . . . | 4,000 | 3,615 |
| 3.500%, 4–20–48 . . . . . . . . . . | 3,951 | 3,798 |
| | | 140,213 |
| | | |
| United States Government Agency Obligations – 1.1% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government), | | |
| 5.142%, 12–15–23 . . . . . . . . . . | 1,747 | 1,838 |
| Ukraine Government AID Bond, | | |
| 1.844%, 5–16–19 . . . . . . . . . . . | 2,500 | 2,486 |
| | | 4,324 |
| | | |
| TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 45.6% | | $ 171,114 |

(Cost: $176,577)

| UNITED STATES GOVERNMENT OBLIGATIONS | Principal | Value |
|---|---|---|
| Treasury Obligations – 53.0% | | |
| U.S. Treasury Bonds: | | |
| 9.000%, 11–15–18 . . . . . . . . . . | 6,000 | 6,050 |
| 5.250%, 2–15–29 . . . . . . . . . . | 3,000 | 3,582 |
| 3.500%, 2–15–39 . . . . . . . . . . | 1,000 | 1,053 |
| 2.750%, 8–15–42 . . . . . . . . . . | 3,000 | 2,778 |
| 2.750%, 11–15–42 . . . . . . . . . . | 2,500 | 2,312 |
| 2.500%, 2–15–45 . . . . . . . . . . | 2,000 | 1,751 |
| 3.000%, 5–15–47 . . . . . . . . . . | 3,250 | 3,129 |
| U.S. Treasury Notes: | | |
| 1.625%, 3–15–20 . . . . . . . . . . | 1,000 | 984 |
| 1.500%, 7–15–20 . . . . . . . . . . | 15,000 | 14,660 |
| 2.625%, 7–31–20 . . . . . . . . . . | 10,000 | 9,968 |
| 1.375%, 9–30–20 . . . . . . . . . . | 4,000 | 3,888 |
| 1.125%, 6–30–21 . . . . . . . . . . | 2,000 | 1,908 |
| 2.750%, 8–15–21 . . . . . . . . . . | 10,000 | 9,963 |
| 1.125%, 9–30–21 . . . . . . . . . . | 1,500 | 1,425 |
| 2.000%, 12–31–21 . . . . . . . . . . | 3,000 | 2,917 |
| 1.875%, 4–30–22 . . . . . . . . . . | 6,000 | 5,790 |
| 1.750%, 5–31–22 . . . . . . . . . . | 2,000 | 1,919 |
| 1.875%, 7–31–22 . . . . . . . . . . | 5,000 | 4,811 |
| 1.625%, 8–31–22 . . . . . . . . . . | 5,000 | 4,761 |
| 2.000%, 10–31–22 . . . . . . . . . . | 2,000 | 1,929 |
| 2.000%, 11–30–22 . . . . . . . . . | 1,000 | 964 |
| 2.375%, 1–31–23 . . . . . . . . . . | 1,500 | 1,466 |
| 2.750%, 7–31–23 . . . . . . . . . . | 5,000 | 4,956 |
| 2.000%, 4–30–24 . . . . . . . . . . | 19,000 | 18,053 |
| 2.125%, 7–31–24 . . . . . . . . . . | 17,500 | 16,700 |
| 1.875%, 8–31–24 . . . . . . . . . . | 4,000 | 3,761 |
| 2.250%, 10–31–24 . . . . . . . . . | 7,000 | 6,713 |

| UNITED STATES GOVERNMENT OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Treasury Obligations (Continued) | | |
| 2.250%, 11–15–24 . . . . . . . . . . | $ 6,380 | $ 6,115 |
| 2.125%, 11–30–24 . . . . . . . . . . | 5,000 | 4,756 |
| 2.500%, 1–31–25 . . . . . . . . . . | 2,000 | 1,943 |
| 2.750%, 2–28–25 . . . . . . . . . . | 3,000 | 2,957 |
| 2.875%, 7–31–25 . . . . . . . . . . | 10,000 | 9,916 |
| 2.000%, 8–15–25 . . . . . . . . . . | 4,000 | 3,749 |
| 1.625%, 2–15–26 . . . . . . . . . . | 5,000 | 4,538 |
| 1.625%, 5–15–26 . . . . . . . . . . | 5,500 | 4,976 |
| 2.250%, 2–15–27 . . . . . . . . . . | 7,500 | 7,061 |
| 2.375%, 5–15–27 . . . . . . . . . . | 7,000 | 6,647 |
| 2.250%, 8–15–27 . . . . . . . . . . | 3,500 | 3,283 |
| 2.875%, 5–15–28 . . . . . . . . . . | 2,500 | 2,463 |
| 4.375%, 2–15–38 . . . . . . . . . . | 2,000 | 2,360 |
| | | 198,955 |
| | | |
| TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 53.0% | | $198,955 |

(Cost: $206,723)

**SHORT-TERM SECURITIES**

| | Principal | Value |
|---|---|---|
| Commercial Paper (C) – 0.1% | | |
| Federal National Mortgage Association, | | |
| 2.010%, 10–1–18 . . . . . . . . . . | 359 | 359 |
| | | |
| United States Government Agency Obligations – 0.9% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): | | |
| 2.200%, 10–7–18(D) . . . . . . . . | 406 | 406 |
| 2.220%, 10–7–18(D) . . . . . . . . | 2,952 | 2,952 |
| | | 3,358 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 1.0% | | $ 3,717 |

(Cost: $3,717)

| TOTAL INVESTMENT SECURITIES – 99.6% | | $373,786 |
|---|---|---|

(Cost: $387,017)

| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4% | | 1,463 |
|---|---|---|

| NET ASSETS – 100.0% | | $375,249 |
|---|---|---|

SEPTEMBER 30, 2018

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $8,690 or 2.3% of net assets.

(B) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(C) Rate shown is the yield to maturity at September 30, 2018.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| United States Government Agency Obligations | $ — | $ 171,114 | $ — |
| United States Government Obligations | — | 198,955 | — |
| Short-Term Securities | — | 3,717 | — |
| Total | $ — | $373,786 | $ — |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)

*Ivy IG International Small Cap Fund is sub-advised by I.G. International Management Limited.*

*Below, Martin Fahey, CFA, Bryan Mattei, CFA, and Seamus Kelly, portfolio managers of the Ivy IG International Small Cap Fund, discuss positioning, performance and results for the fiscal year ended Sept. 30, 2018. Mr. Fahey has managed the Fund since its inception in January 2017 and has 30 years of industry experience. Mr. Mattei has managed the Fund since its inception in January 2017 and has 12 years of industry experience. Mr. Kelly was added as a portfolio manager in January 2018 and has 20 years of industry experience.*

## Fiscal Year Performance

For the 12 Months ended September 30, 2018

| | |
|---|---|
| Ivy IG International Small Cap Fund (Class A shares at net asset value) | 1.98% |
| Ivy IG International Small Cap Fund (Class A shares including sales load) | -3.92% |

Benchmark(s) and/or Lipper Category

| | |
|---|---|
| MSCI EAFE Small Cap Index (generally reflects the performance of small-cap securities in Europe, Australasia and the Far East) | 3.73% |
| Lipper International Small/Mid-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | 3.15% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).*

### A year in review

International markets delivered positive returns for the fiscal year ended Sept. 30, 2018, despite downward revisions to growth expectations versus the prior year and a challenging global trade and political backdrop. International small cap stocks continued to outperform large cap stocks during the twelve month period, though both posted positive returns.

Following a very strong market performance in 2017, international markets peaked in January 2018 and drifted lower throughout the remainder of the fiscal year. Economic growth expectations for the eurozone, while still positive, have been revised down since the first quarter of 2018, reflecting increasing geopolitical factors and global trade tensions that have impacted economic activity. In currency markets, the euro strength of late 2017 faded in the first quarter of 2018 due to Italian political risk and a general softening of eurozone economic indicators albeit from elevated levels. The euro finished the 12-month period 1.8% lower versus the U.S. dollar.

Japanese small cap stocks performed well during the 12-month period, outperforming the international small cap benchmark and European small cap stocks. The more domestic economic exposure of Japanese small caps provided some protection against rising global trade tensions. At a sector level, the energy sector, buoyed by the ongoing recovery in oil prices, posted the strongest sector performance in the period. The information technology and health care sectors also performed well. On the other hand, the consumer discretionary and financial sectors underperformed most other sectors.

### Performance and positioning for the year

The Fund underperformed its benchmark and its Lipper peer group average for the fiscal year. Relative to its benchmark, sector allocation detracted from performance. The Fund's underweight position in the energy sector detracted from performance as did its underweight position in health care and overweight position in consumer discretionary. However, the Fund benefited from its underweight positioning in the financial sector. Stock selection within the information technology sector detracted from performance, while stock selection in the materials and financials sectors also negatively impacted the Fund's performance. The Fund benefited from strong stock selection in the consumer discretionary and industrial sectors. At a stock level, TP ICAP plc, Dialog Semiconductor plc, Maxell Holdings and Tadano Ltd. were the top detractors for the period, while Ubisoft Entertainment S.A., SG Holdings Co. Ltd., Games Workshop Group plc and NGK Spark Plug Co. Ltd. were the top positive contributors over the 12-month period. The Fund no longer holds Dialog Semiconductor plc.

We increased our exposure to Japanese equities over the year at the expense of Europe, as we expected a more challenging investment backdrop in Europe given the apparent lack of progress with Brexit negotiations and increased Italian political risks. We believe Japanese small cap companies offer a rich opportunity set of under-researched companies and as a group offer superior risk characteristics with historically greater resilience and more downside protection than Europe.

## Outlook

While equity markets outside of the U.S. have already moved to discount the recent deterioration in the global growth outlook, the near-term investment backdrop also remains challenging. We remain conscious of the downside risks for markets and continue to monitor the potential impacts of tighter monetary policy, financial conditions and the maturity of the business cycle, particularly in the U.S.

Global trade tensions have the potential to further increase volatility across equity markets. The Sino-U.S. trade war appears poised to escalate further in the final quarter of 2018. The agreement of a new trade deal amongst the U.S., Canada and Mexico to replace NAFTA should be of minimal impact to Japan's exports within their automobile manufacturers and their supply chains. Within Japan, the Fund remains tilted to the domestic economy. We continue to anticipate that a rise in wages, combined with the weaker yen and higher oil prices, will drive a modest but unexpected increase in inflation expectations as the year progresses. Given the paltry yield on Japanese government bonds, we expect a rotation into Japanese equities by domestic investors.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Investing in small-cap stocks may carry more risk than investing in stocks of larger more well-established companies. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.**

**The Fund is sub-advised by I.G. International Management Limited, which delegates to its subsidiary, I.G. Investment Management (Hong Kong) Limited, for additional portfolio management responsibilities. References to I.G. International Management Limited include both entities.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy IG International Small Cap Fund.**

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 95.8% |
|   Industrials | 21.1% |
|   Consumer Discretionary | 19.9% |
|   Information Technology | 13.5% |
|   Real Estate | 11.0% |
|   Materials | 9.3% |
|   Financials | 8.7% |
|   Health Care | 4.6% |
|   Consumer Staples | 3.7% |
|   Energy | 2.4% |
|   Utilities | 1.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 4.2% |

## Country Weightings

| | |
|---|---|
| Europe | 49.1% |
|   United Kingdom | 12.8% |
|   France | 8.7% |
|   Germany | 8.3% |
|   Ireland | 7.2% |
|   Other Europe | 12.1% |
| Pacific Basin | 46.3% |
|   Japan | 36.0% |
|   Australia | 5.6% |
|   Other Pacific Basin | 4.7% |
| North America | 0.3% |
| Other | 0.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 4.2% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| SCSK Corp. | Japan | Information Technology | IT Consulting & Other Services |
| SG Holdings Co. Ltd. | Japan | Industrials | Air Freight & Logistics |
| Matsumotokiyoshi Holdings Co. Ltd. | Japan | Consumer Staples | Drug Retail |
| NGK Spark Plug Co. Ltd. | Japan | Consumer Discretionary | Auto Parts & Equipment |
| Okamura Corp. | Japan | Industrials | Office Services & Supplies |
| Total Produce plc | Ireland | Consumer Staples | Food Distributors |
| Nifco, Inc. | Japan | Consumer Discretionary | Auto Parts & Equipment |
| OSG Corp. | Japan | Industrials | Industrial Machinery |
| TechnoPro Holdings, Inc. | Japan | Real Estate | Industrial REITs |
| Teleperformance SE | France | Industrials | Research & Consulting Services |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



| | | $11,591 |
| Ivy IG International Small Cap Fund (Class A)[1] | | |
| MSCI EAFE Small Cap Index | | $12,777 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class C | Class I | Class N | Class Y |
|---|---|---|---|---|---|
| 1-year period ended 9-30-18 | -3.92% | 1.17% | 2.33% | 2.28% | 1.98% |
| 5-year period ended 9-30-18 | — | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — | — |
| Since Inception of Class through 9-30-18[4] | 8.96% | 11.93% | 13.17% | 13.14% | 12.78% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)1-10-17 for Class A shares, 1-10-17 for Class C shares, 1-10-17 for Class I shares, 1-10-17 for Class N shares and 1-10-17 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia** | | |
| *Consumer Discretionary – 1.5%* | | |
| Ardent Leisure Group | 2,014 | $ 2,598 |
| *Information Technology – 1.4%* | | |
| carsales.com Ltd. | 231 | 2,414 |
| *Materials – 1.1%* | | |
| Evolution Mining Ltd. | 1,011 | 1,937 |
| *Utilities – 1.6%* | | |
| Spark Infrastructure Group | 1,680 | 2,720 |
| **Total Australia – 5.6%** | | **9,669** |
| **Austria** | | |
| *Industrials – 0.9%* | | |
| Andritz AG | 27 | 1,559 |
| *Real Estate – 0.9%* | | |
| Immofinanz AG(A) | 59 | 1,549 |
| **Total Austria – 1.8%** | | **3,108** |
| **Belgium** | | |
| *Materials – 0.8%* | | |
| Tessenderlo Chemie N.V.(A) | 37 | 1,381 |
| **Total Belgium – 0.8%** | | **1,381** |
| **Canada** | | |
| *Materials – 0.3%* | | |
| Lundin Mining Corp. | 113 | 599 |
| **Total Canada – 0.3%** | | **599** |
| **Estonia** | | |
| *Industrials – 0.5%* | | |
| Tallinna Sadam AS(A) | 364 | 887 |
| **Total Estonia – 0.5%** | | **887** |
| **France** | | |
| *Energy – 1.0%* | | |
| Rubis Group | 32 | 1,742 |
| *Financials – 0.8%* | | |
| Rothschild & Co. | 34 | 1,437 |
| *Industrials – 3.9%* | | |
| Alstom(A) | 57 | 2,555 |
| Latecoere S.A.(A) | 238 | 1,110 |
| Teleperformance SE | 15 | 2,896 |
| | | 6,561 |
| *Information Technology – 3.0%* | | |
| Sopra Steria Group S.A. | 17 | 2,733 |
| Ubisoft Entertainment S.A.(A) | 23 | 2,446 |
| | | 5,179 |
| **Total France – 8.7%** | | **14,919** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Germany** | | |
| *Health Care – 0.3%* | | |
| Sartorius AG | 4 | $ 615 |
| *Industrials – 2.7%* | | |
| Duerr AG(B) | 28 | 1,270 |
| JOST Werke AG | 13 | 505 |
| Sixt SE | 34 | 2,702 |
| | | 4,477 |
| *Information Technology – 3.6%* | | |
| cyan AG(A) | 25 | 802 |
| Mynaric AG(A) | 26 | 1,643 |
| Rocket Internet SE(A) | 52 | 1,619 |
| Serviceware SE(A) | 53 | 1,485 |
| Stemmer Imaging AG(A) | 13 | 693 |
| | | 6,242 |
| *Materials – 1.7%* | | |
| Aurubis AG | 15 | 1,021 |
| Fuchs Petrolub SE | 35 | 1,964 |
| | | 2,985 |
| **Total Germany – 8.3%** | | **14,319** |
| **Hong Kong** | | |
| *Financials – 0.8%* | | |
| Melco International Development Ltd. | 665 | 1,329 |
| *Industrials – 1.0%* | | |
| Pacific Basin Shipping Ltd. | 7,244 | 1,721 |
| **Total Hong Kong – 1.8%** | | **3,050** |
| **Ireland** | | |
| *Consumer Discretionary – 1.5%* | | |
| Applegreen plc | 28 | 217 |
| Dalata Hotel Group plc | 310 | 2,467 |
| | | 2,684 |
| *Consumer Staples – 1.7%* | | |
| Total Produce plc(B) | 1,213 | 2,971 |
| *Financials – 0.3%* | | |
| Greencoat Renewables plc(B) | 435 | 520 |
| *Health Care – 1.1%* | | |
| Mainstay Medical International plc(A)(C) | 42 | 799 |
| UDG Healthcare plc | 125 | 1,113 |
| | | 1,912 |
| *Industrials – 1.1%* | | |
| Irish Continental Group plc | 120 | 725 |
| Kingspan Group plc | 25 | 1,158 |
| | | 1,883 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Materials – 1.5%* | | |
| Smurfit Kappa Group plc | 64 | $ 2,541 |
| **Total Ireland – 7.2%** | | **12,511** |
| **Isle Of Man** | | |
| *Consumer Discretionary – 1.6%* | | |
| GVC Holdings plc | 224 | 2,677 |
| *Information Technology – 0.9%* | | |
| Strix Group plc(B) | 728 | 1,591 |
| **Total Isle Of Man – 2.5%** | | **4,268** |
| **Israel** | | |
| *Financials – 0.2%* | | |
| Plus500 Ltd. | 15 | 254 |
| **Total Israel – 0.2%** | | **254** |
| **Italy** | | |
| *Financials – 0.6%* | | |
| Mediobanca S.p.A. | 108 | 1,077 |
| *Industrials – 0.2%* | | |
| FILA Fabbrica Italiana Lapis ed Affini S.p.A.(B) | 13 | 264 |
| Prysmian S.p.A. | 9 | 210 |
| | | 474 |
| **Total Italy – 0.8%** | | **1,551** |
| **Japan** | | |
| *Consumer Discretionary – 7.9%* | | |
| Komeda Holdings Co. Ltd. | 132 | 2,660 |
| Maxell Holdings Ltd. | 145 | 2,276 |
| NGK Spark Plug Co. Ltd. | 113 | 3,295 |
| Nifco, Inc. | 109 | 2,920 |
| Ryohin Keikaku Co. Ltd. | 9 | 2,529 |
| | | 13,680 |
| *Consumer Staples – 2.0%* | | |
| Matsumotokiyoshi Holdings Co. Ltd. | 86 | 3,507 |
| *Financials – 2.8%* | | |
| Bank of Kyoto Ltd. (The) | 46 | 2,390 |
| Gunma Bank Ltd. (The) | 459 | 2,363 |
| | | 4,753 |
| *Health Care – 1.6%* | | |
| Nippon Shinyaku Co. Ltd. | 41 | 2,688 |
| *Industrials – 8.3%* | | |
| Okamura Corp. | 230 | 3,080 |
| OSG Corp. | 128 | 2,919 |
| SG Holdings Co. Ltd. | 145 | 3,804 |
| Tadano Ltd. | 186 | 2,160 |
| Tsubaki Nakashima Co. Ltd. | 120 | 2,466 |
| | | 14,429 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Information Technology – 3.4% | | |
| DISCO Corp. | 11 | $ 1,858 |
| SCSK Corp. | 84 | 3,961 |
| | | 5,819 |
| Materials – 3.9% | | |
| Maruichi Steel Tube Ltd. | 83 | 2,694 |
| Taiyo Nippon Sanso Corp. | 107 | 1,599 |
| Zeon Corp. | 221 | 2,325 |
| | | 6,618 |
| Real Estate – 6.1% | | |
| GLP J-REIT | 3 | 2,843 |
| Ichigo, Inc. | 551 | 2,067 |
| Kenedix Office Investment Corp. | —* | 2,808 |
| TechnoPro Holdings, Inc. | 47 | 2,904 |
| | | 10,622 |
| **Total Japan – 36.0%** | | **62,116** |
| Luxembourg | | |
| Real Estate – 1.1% | | |
| Grand City Properties S.A. | 75 | 1,951 |
| **Total Luxembourg – 1.1%** | | **1,951** |
| Netherlands | | |
| Information Technology – 1.2% | | |
| ASM International N.V. | 40 | 2,061 |
| **Total Netherlands – 1.2%** | | **2,061** |
| Singapore | | |
| Industrials – 0.5% | | |
| Sembcorp Marine Ltd. | 583 | 870 |
| Real Estate – 2.4% | | |
| City Developments Ltd. | 286 | 1,905 |
| Manulife U.S. REIT | 2,830 | 2,250 |
| | | 4,155 |
| **Total Singapore – 2.9%** | | **5,025** |
| Spain | | |
| Consumer Discretionary – 1.0% | | |
| Telepizza Group S.A. | 292 | 1,730 |
| Health Care – 0.7% | | |
| Almirall S.A. | 60 | 1,203 |
| Industrials – 0.3% | | |
| Prosegur Compania de Seguridad S.A. | 92 | 572 |
| **Total Spain – 2.0%** | | **3,505** |
| Sweden | | |
| Consumer Discretionary – 0.5% | | |
| Dometic Group AB | 101 | 887 |
| **Total Sweden – 0.5%** | | **887** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Switzerland | | |
| Financials – 0.8% | | |
| Helvetia Holding AG | 2 | $ 1,461 |
| **Total Switzerland – 0.8%** | | **1,461** |
| United Kingdom | | |
| Consumer Discretionary – 5.9% | | |
| City Pub Group plc (The) | 413 | 1,215 |
| Coats Group plc | 2,045 | 2,196 |
| Future plc(A) | 243 | 1,526 |
| Games Workshop Group plc | 52 | 2,584 |
| JPJ Group plc(A) | 116 | 1,153 |
| Pendragon plc | 1,506 | 534 |
| ZEAL Network SE | 37 | 919 |
| | | 10,127 |
| Consumer Staples – 0.0% | | |
| McBride plc(A) | 1,642 | 2 |
| Energy – 1.4% | | |
| Premier Oil plc(A)(B) | 1,362 | 2,458 |
| Financials – 2.4% | | |
| Draper Esprit plc(A) | 67 | 522 |
| Sabre Insurance Group plc | 200 | 691 |
| St. James's Place plc | 113 | 1,688 |
| TP ICAP plc | 352 | 1,225 |
| | | 4,126 |
| Health Care – 0.9% | | |
| Sensyne Health plc(A)(D) | 588 | 1,502 |
| Industrials – 1.7% | | |
| Diploma plc | 116 | 2,134 |
| National Express Group plc | 187 | 952 |
| | | 3,086 |
| Real Estate – 0.5% | | |
| Great Portland Estates plc | 95 | 827 |
| **Total United Kingdom – 12.8%** | | **22,128** |
| **TOTAL COMMON STOCKS – 95.8%** | | **$165,650** |
| (Cost: $159,829) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper(E) – 1.0% | | |
| Kroger Co. (The) 2.350%, 10-1-18 | $ 1,757 | 1,757 |
| Master Note – 1.9% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.470%, 10-5-18(F) | 3,287 | 3,287 |
| Money Market Funds – 2.2% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 2.140%, (G)(H) | 3,867 | 3,867 |

| | Value |
|---|---|
| TOTAL SHORT-TERM SECURITIES – 5.1% | $ 8,911 |
| (Cost: $8,911) | |
| TOTAL INVESTMENT SECURITIES – 100.9% | $ 174,561 |
| (Cost: $168,740) | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9)% | (1,625) |
| NET ASSETS – 100.0% | $172,936 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $2,874 are on loan.

(C) Restricted security. At September 30, 2018, the Fund owned the following restricted security:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Mainstay Medical International plc | 2-15-18 | 42 | $734 | $799 |

The total value of this security represented 0.5% of net assets at September 30, 2018.

(D) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $1,502 or 0.9% of net assets.

(E) Rate shown is the yield to maturity at September 30, 2018.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G) Rate shown is the annualized 7-day yield at September 30, 2018.

(H) Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 34,383 | $ — | $— |
| Consumer Staples | 6,478 | 2 | — |
| Energy | 4,200 | — | — |
| Financials | 14,957 | — | — |
| Health Care | 7,920 | — | — |
| Industrials | 36,519 | — | — |
| Information Technology | 23,306 | — | — |
| Materials | 16,061 | — | — |
| Real Estate | 19,104 | — | — |
| Utilities | 2,720 | — | — |
| Total Common Stocks | $165,648 | $ 2 | $— |
| Short-Term Securities | 3,867 | 5,044 | — |
| Total | $ 169,515 | $5,046 | $— |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

SEPTEMBER 30, 2018

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Industrials | 21.1% |
| Consumer Discretionary | 19.9% |
| Information Technology | 13.5% |
| Real Estate | 11.0% |
| Materials | 9.3% |
| Financials | 8.7% |
| Health Care | 4.6% |
| Consumer Staples | 3.7% |
| Energy | 2.4% |
| Utilities | 1.6% |
| Other+ | 4.2% |

+ Includes cash and other assets (net of liabilities), and cash
  equivalents

See Accompanying Notes to Financial Statements.

*Ivy Pictet Emerging Markets Local Currency Debt Fund is managed by Ivy Investment Management Company, which has retained Pictet Asset Management (Pictet) to sub-advise the Fund. Effective May 2018, Mary-Therese Barton, co-portfolio manager, was named Head of the Pictet Emerging Market Debt management team, replacing Simon Lue-Fong, who left the firm. Barton has managed the Fund since its inception in April 2014 and has 17 years industry experience. Alper Gocer was also named a co-portfolio manager on the Fund. Gocer has been with the firm since 2016 and has more than a decade of active emerging debt management experience. The Fund is managed by a team of six, including Barton and Gocer. The other co-portfolio managers are Wee-Ming Ting, Philippe Petit, Guido Chamorro and Carrie Liaw, each of whom has managed the Fund since its inception except for Liaw, who became co-portfolio manager in May 2015. Below, the investment team discusses positioning, performance and results for the Fund for its fiscal year ended September 30, 2018.*

## Fiscal Year Performance

For the 12 months ended September 30, 2018

| | |
|---|---|
| Ivy Pictet Emerging Markets Local Currency Debt Fund (Class A shares at net asset value) | -11.01% |
| Ivy Pictet Emerging Markets Local Currency Debt Fund (Class A shares including sales load) | -16.15% |

Benchmark(s) and/or Lipper Category

| | |
|---|---|
| J.P. Morgan GBI-EM Global Diversified Total Return Index (generally reflects the performance of the global debt market in emerging countries) | -7.40% |
| Lipper Emerging Markets Local Currency Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | -7.99% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).*

## A volatile year

The Fund underperformed its benchmark and Lipper peer group for the fiscal year ended Sept. 30, 2018, where active positions in both rates and currencies detracted. Active currency trades were the largest detractor as we saw heightened levels of volatility in 2018. An underweight to the South African rand as well as South African local rates were key detractors to performance for the year. This was backed by our concerns over the economy, credit rating downgrades and potential outflows from a large foreign investor base in the face of rising global core yields. However, South African bonds and the currency rallied as President Zuma was replaced and Moody's raised their outlook to 'stable' from 'negative'. Performance from active positioning in South Africa was mixed but detracted overall over the 12 months. Timing of an underweight to local rates was positive, but this was more than offset by an underweight to the South African rand which rallied on the back of a new leader elected to the African National Congress political party. We saw a similar story in Mexico where an underweight to Mexican local rates in the fourth quarter of 2017 contributed to performance but coming into 2018, it detracted where positive global investor sentiment and more constructive NAFTA negotiations overshadowed the Mexican interest rate hiking cycle and lackluster economic data. The Fund's underweight to the Mexican peso was a solid contributor in the same period as it declined 8.6% during the second quarter of 2018. Our defensive position in Turkey contributed to performance, as did the timing of an overweight to the Brazilian real as officials in Brazil signaled the path of monetary easing would be moderate. In addition, the former president Lula da Silva was eventually ruled out of the presidential elections in October. An underweight to the Chilean peso also contributed after detracted initially as growth became more solid.

## Portfolio strategy

Our current strategy is to be overall underweight local rates — but with some differentiation across markets. With higher trending global core yields and higher commodity prices this supports our overall bias. Markets with low real rates, inflationary pressures in the pipeline or poor fiscal dynamics are prime candidates. Turkey, Romania, Hungary and Poland are prime examples. We do however recognize much better value across some of the more fundamentally sound stories in emerging markets and we are actively exploring these from the long side.

We remain more constructive in Mexican rates and await tactical opportunities on the South African curve. We expect differentiation themes to be increasingly at play into year end after the broad based sell-off this year and we see a rich environment for relative value plays ahead.

## Outlook

Sentiment towards emerging markets is continuing to stabilize following a series of more constructive developments in some of the stressed stories, such as Turkey and Argentina. That said, the outlook remains challenging still going into year-end as a renewed push higher in core rates puts further pressure on emerging market funding. Not all of it is bad news as the core rates recovery is at least partially a reflection of high growth expectations for the U.S. and improved expectations for Europe — thus spilling over positively to the global economy. However, the latest leg higher in oil is also partly to blame and it looks to be mostly a supply side driven shock, with the potential to start creating a drag on global growth and so it needs close monitoring. This is creating a mixed environment for emerging markets with a sharper distinction between oil importers and exporters. Upcoming Brazilian elections are a source of near term uncertainty, with the reform outlook heavily influenced by the final outcome. We are following the elections closely for changes to our mid-term outlook for Brazil. The imposition of the latest tariffs on goods from China was taken well by the market and good news on trade is coming in the form of a renegotiated NAFTA, removing a significant source of uncertainty for the outlooks of Mexico, the U.S. and Canada.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise, especially securities with longer maturities. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. The Fund may seek to manage exposure to various foreign currencies, which may involve additional risks. The value of securities, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates or exchange control regulations. Investing in foreign securities involves a number of risks that may not be associated with the U.S. markets and that could affect the Fund's performance unfavorably, such as greater price volatility; comparatively weak supervision and regulation of securities exchanges, fluctuation in foreign currency exchange rates and related conversion costs, adverse foreign tax consequences, or different and/or less stringent financial reporting standards. Sovereign debt instruments are also subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or principal due to cash flow problems, insufficient foreign currency reserves or political concerns. Risks of credit-linked notes include those risks associated with the underlying reference obligation, including but not limited to market risk, interest rate risk, credit risk, default risk and foreign currency risk. The buyer of a credit-linked note assumes the risk of default by the issuer and the underlying reference asset or entity. If the underlying investment defaults, the payments and principal received by the Fund will be reduced or eliminated. Also, in the event the issuer defaults or there is a credit event that relates to the reference asset, the recovery rate generally is less than the Fund's initial investment, and the Fund may lose money. The use of derivatives presents several risks including the risk that fluctuation in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. Moreover, some derivatives are more sensitive to interest rate changes and market fluctuations than others, and the risk of loss may be greater than if the derivative technique(s) had not been used. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of, or other non-compliance by, another party to the transaction. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Pictet Emerging Markets Local Currency Debt Fund's performance.**

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 85.3% |
| Other Government Securities | 85.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 14.7% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 67.0% |
| A | 21.8% |
| BBB | 45.2% |
| Non-Investment Grade | 18.3% |
| BB | 16.2% |
| B | 0.5% |
| Non-rated | 1.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 14.7% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

## Country Weightings

| | |
|---|---|
| **Pacific Basin** | **25.7%** |
| Thailand | 10.5% |
| Malaysia | 4.5% |
| Indonesia | 4.1% |
| Philippines | 3.7% |
| Other Pacific Basin | 2.9% |
| **South America** | **24.7%** |
| Chile | 5.5% |
| Columbia | 5.5% |
| Uruguay | 5.1% |
| Brazil | 4.6% |
| Peru | 4.0% |
| **Europe** | **18.6%** |
| Romania | 5.2% |
| Russia | 4.5% |
| Czech Republic | 4.4% |
| Hungary | 3.8% |
| Other Europe | 0.7% |
| **Other** | **6.4%** |
| South Africa | 5.9% |
| Other | 0.5% |
| **Bahamas/Caribbean** | **5.1%** |
| Dominican Republic | 5.1% |
| **North America** | **4.8%** |
| Mexico | 4.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 14.7% |

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

(UNAUDITED)



| | Ivy Pictet Emerging Markets Local Currency Debt Fund (Class A)(1) .................... $8,082 |
| --- | --- |
| | JP Morgan GBI-EM Global Diversified Index ..................................... $9,078 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return(2) | Class A(3) | Class C | Class E | Class I | Class N | Class R | Class Y |
| --- | --- | --- | --- | --- | --- | --- | --- |
| 1-year period ended 9-30-18 | -16.15% | -11.56% | -12.98% | -10.56% | -10.56% | -11.23% | -11.00% |
| 5-year period ended 9-30-18 | — | — | — | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — | — | — | — |
| Since Inception of Class through 9-30-18(4) | -4.70% | -4.10% | -3.90% | -3.11% | -1.68% | -3.65% | -3.39% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*4-30-14 for Class A shares, 4-30-14 for Class C shares, 4-30-14 for Class E shares, 4-30-14 for Class I shares, 1-30-15 for Class N shares, 4-30-14 for Class R shares and 4-30-14 for Class Y shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| OTHER GOVERNMENT SECURITIES (A) | | Principal | Value |
|---|---|---|---|
| **Brazil – 4.6%** | | | |
| Brazil Letras do Tesouro Nacional: | | | |
| 0.000%, 1-1-20(B)(D) | BRL | 2,000 | $ 448 |
| 0.000%, 7-1-20(B)(D) | | 4,000 | 854 |
| 0.000%, 7-1-21(B)(D) | | 4,900 | 935 |
| 0.000%, 1-1-22(B)(D) | | 2,000 | 359 |
| Brazil Notas do Tesouro Nacional: | | | |
| 0.000%, 1-1-21(B)(D) | | 4,300 | 1,075 |
| 10.000%, 1-1-23(B) | | 3,200 | 770 |
| 0.000%, 1-1-25(B)(D) | | 3,045 | 711 |
| 10.000%, 1-1-27(B) | | 3,587 | 815 |
| 10.000%, 1-1-29(B) | | 2,300 | 513 |
| | | | 6,480 |
| **Chile – 5.5%** | | | |
| Chile Bonos Tesoreria: | | | |
| 4.500%, 2-28-21(B) | CLP | 525,000 | 812 |
| 4.500%, 3-1-26(B) | | 1,995,000 | 3,036 |
| 5.000%, 3-1-35(B) | | 1,180,000 | 1,798 |
| 6.000%, 1-1-43(B) | | 665,000 | 1,132 |
| Republic of Chile | | | |
| 5.500%, 8-5-20(B) | | 681,000 | 1,066 |
| | | | 7,844 |
| **Columbia – 5.5%** | | | |
| Colombian TES: | | | |
| 11.000%, 7-24-20(B) | COP | 4,100,000 | 1,522 |
| 7.000%, 5-4-22(B) | | 2,690,000 | 943 |
| 10.000%, 7-24-24(B) | | 2,875,000 | 1,142 |
| 6.250%, 11-26-25(B) | | 3,500,000 | 1,162 |
| 7.500%, 8-26-26(B) | | 2,655,700 | 940 |
| 6.000%, 4-28-28(B) | | 2,128,500 | 674 |
| 7.750%, 9-18-30(B) | | 2,333,600 | 830 |
| 7.000%, 6-30-32(B) | | 1,600,000 | 528 |
| | | | 7,741 |
| **Czech Republic – 4.4%** | | | |
| Czech Republic Government Bond: | | | |
| 0.000%, 2-10-20(B)(D) | CZK | 14,000 | 619 |
| 3.750%, 9-12-20(B) | | 21,000 | 988 |
| 0.450%, 10-25-23(B) | | 32,430 | 1,361 |
| 2.400%, 9-17-25(B) | | 5,900 | 271 |
| 1.000%, 6-26-26(B) | | 35,990 | 1,494 |
| 2.500%, 8-25-28(B) | | 19,860 | 920 |
| 0.950%, 5-15-30(B) | | 15,500 | 604 |
| | | | 6,257 |
| **Dominican Republic – 5.1%** | | | |
| Dominican Republic | | | |
| 8.900%, 2-15-23(B) | DOP | 362,550 | 7,192 |
| **Hungary – 3.8%** | | | |
| Hungary Government Bond: | | | |
| 6.500%, 6-24-19(B) | HUF | 24,000 | 90 |
| 1.000%, 9-23-20(B) | | 200,000 | 716 |
| 1.750%, 10-26-22(B) | | 132,000 | 466 |
| 6.000%, 11-24-23(B) | | 67,240 | 283 |
| 3.000%, 6-26-24(B) | | 337,120 | 1,225 |
| 2.750%, 12-22-26(B) | | 377,160 | 1,286 |
| 3.000%, 10-27-27(B) | | 394,530 | 1,355 |
| | | | 5,421 |

| OTHER GOVERNMENT SECURITIES (A) (Continued) | | Principal | Value |
|---|---|---|---|
| **Indonesia – 4.1%** | | | |
| Indonesia Government Bond: | | | |
| 5.625%, 5-15-23(B) | IDR | 24,000,000 | $ 1,462 |
| 9.000%, 3-15-29(B) | | 11,485,000 | 807 |
| 8.375%, 3-15-34(B) | | 48,338,000 | 3,180 |
| 8.750%, 2-15-44(B) | | 4,600,000 | 299 |
| | | | 5,748 |
| **Malaysia – 4.5%** | | | |
| Malaysia Government Bond: | | | |
| 3.759%, 3-15-19(B) | MYR | 714 | 173 |
| 5.734%, 7-30-19(B) | | 1,967 | 485 |
| 3.654%, 10-31-19(B) | | 558 | 135 |
| 3.226%, 4-15-20(B) | | 7,030 | 1,694 |
| 3.882%, 3-10-22(B) | | 1,690 | 412 |
| 3.948%, 4-14-22(B) | | 650 | 158 |
| 3.418%, 8-15-22(B) | | 1,070 | 255 |
| 4.181%, 7-15-24(B) | | 1,250 | 306 |
| 4.392%, 4-15-26(B) | | 3,700 | 907 |
| 3.900%, 11-30-26(B) | | 900 | 214 |
| 4.498%, 4-15-30(B) | | 1,118 | 271 |
| 4.127%, 4-15-32(B) | | 681 | 158 |
| 4.762%, 4-7-37(B) | | 3,918 | 951 |
| 4.893%, 6-8-38(B) | | 201 | 50 |
| 4.935%, 9-30-43(B) | | 760 | 185 |
| 4.736%, 3-15-46(B) | | 200 | 47 |
| | | | 6,401 |
| **Mexico – 4.8%** | | | |
| Mexican Bonos: | | | |
| 8.500%, 12-13-18(B) | MXN | 8,000 | 427 |
| 5.000%, 12-11-19(B) | | 33,500 | 1,731 |
| 6.500%, 6-10-21(B) | | 37,000 | 1,917 |
| 10.000%, 12-5-24(B) | | 17,395 | 1,030 |
| 5.750%, 3-5-26(B) | | 6,825 | 322 |
| 8.500%, 5-31-29(B) | | 4,000 | 222 |
| 7.750%, 5-29-31(B) | | 12,730 | 666 |
| 7.750%, 11-23-34(B) | | 4,000 | 207 |
| 10.000%, 11-20-36(B) | | 2,300 | 145 |
| 8.500%, 11-18-38(B) | | 2,083 | 116 |
| | | | 6,783 |
| **Peru – 4.0%** | | | |
| Republic of Peru: | | | |
| 5.700%, 8-12-24(B) | PEN | 2,066 | 652 |
| 6.350%, 8-12-28(B) | | 3,660 | 1,165 |
| 6.950%, 8-12-31(B) | | 1,570 | 519 |
| 6.900%, 8-12-37(B) | | 5,597 | 1,798 |
| 6.850%, 2-12-42(B) | | 4,996 | 1,589 |
| | | | 5,723 |
| **Philippines – 3.7%** | | | |
| Republic of Philippines: | | | |
| 3.900%, 11-26-22(B) | PHP | 116,000 | 2,009 |
| 6.250%, 1-14-36(B) | | 188,000 | 3,294 |
| | | | 5,303 |
| **Poland – 0.7%** | | | |
| Poland Government Bond: | | | |
| 2.500%, 7-25-26(B) | PLN | 1,790 | 465 |
| 2.500%, 7-25-27(B) | | 730 | 187 |
| 2.750%, 4-25-28(B) | | 1,160 | 302 |
| | | | 954 |

| OTHER GOVERNMENT SECURITIES (A) (Continued) | | Principal | Value |
|---|---|---|---|
| **Romania – 5.2%** | | | |
| Romania Government Bond: | | | |
| 2.500%, 4-29-19(B) | RON | 5,000 | $ 1,242 |
| 5.750%, 4-29-20(B) | | 6,070 | 1,564 |
| 5.950%, 6-11-21(B) | | 820 | 214 |
| 4.000%, 10-27-21(B) | | 5,140 | 1,274 |
| 5.850%, 4-26-23(B) | | 7,900 | 2,095 |
| 4.750%, 2-24-25(B) | | 515 | 130 |
| 5.800%, 7-26-27(B)(C) | | 3,240 | 864 |
| | | | 7,383 |
| **Russia – 4.5%** | | | |
| Russia Government Bond: | | | |
| 7.000%, 8-16-23(B) | RUB | 49,795 | 730 |
| 7.100%, 10-16-24(B) | | 20,000 | 290 |
| 8.150%, 2-3-27(B) | | 50,238 | 757 |
| 7.050%, 1-19-28(B) | | 283,441 | 3,963 |
| Russian Federation | | | |
| 6.800%, 12-11-19(B) | | 40,000 | 608 |
| | | | 6,348 |
| **Senegal – 0.5%** | | | |
| Republic of Senegal: | | | |
| 4.750%, 3-13-28(B) | EUR | 227 | 255 |
| 6.750%, 3-13-48 | $ | 541 | 482 |
| | | | 737 |
| **South Africa – 5.9%** | | | |
| Republic of South Africa: | | | |
| 6.750%, 3-31-21(B) | ZAR | 21,000 | 1,448 |
| 10.500%, 12-21-26(B) | | 24,663 | 1,889 |
| 8.000%, 1-31-30(B) | | 23,800 | 1,520 |
| 7.000%, 2-28-31(B) | | 9,000 | 522 |
| 6.250%, 3-31-36(B) | | 1,488 | 75 |
| 8.500%, 1-31-37(B) | | 13,519 | 849 |
| 6.500%, 2-28-41(B) | | 9,800 | 483 |
| 8.750%, 1-31-44(B) | | 3,500 | 220 |
| 8.750%, 2-28-48(B) | | 21,438 | 1,348 |
| | | | 8,354 |
| **Thailand – 10.5%** | | | |
| Thailand Government Bond: | | | |
| 3.450%, 3-8-19(B) | THB | 20,590 | 642 |
| 3.875%, 6-13-19(B) | | 128,496 | 4,033 |
| 5.375%, 12-3-19(B) | | 117,000 | 3,767 |
| 3.850%, 12-12-25(B) | | 27,050 | 905 |
| 2.875%, 12-17-28(B) | | 44,000 | 1,366 |
| 3.775%, 6-25-32(B) | | 76,052 | 2,511 |
| 3.400%, 6-17-36(B) | | 53,671 | 1,690 |
| | | | 14,914 |
| **Turkey – 2.9%** | | | |
| Turkey Government Bond: | | | |
| 11.100%, 5-15-19(B) | TRY | 240 | 37 |
| 10.500%, 1-15-20(B) | | 4,000 | 566 |
| 7.400%, 2-5-20(B) | | 1,800 | 244 |
| 11.000%, 3-2-22(B) | | 7,295 | 893 |
| 8.500%, 9-14-22(B) | | 1,010 | 108 |
| 16.200%, 6-14-23(B) | | 4,424 | 636 |
| 8.800%, 9-27-23(B) | | 6,860 | 739 |
| 10.400%, 3-20-24(B) | | 1,070 | 129 |
| 8.000%, 3-12-25(B) | | 3,780 | 389 |
| 10.600%, 2-11-26(B) | | 3,481 | 394 |
| 11.000%, 2-24-27(B) | | 250 | 29 |
| | | | 4,164 |

SEPTEMBER 30, 2018

| OTHER GOVERNMENT SECURITIES (A) | Principal | Value |
|---|---|---|
| Uruguay – 5.1% | | |
| Republica Orient Uruguay: | | |
| 9.875%, 6-20-22(B) . . . . . . . | UYU 135,430 | $ 4,039 |
| 8.500%, 3-15-28(B) . . . . . . . | 124,537 | 3,261 |
| | | 7,300 |
| TOTAL OTHER GOVERNMENT SECURITIES – 85.3% | | $121,047 |
| (Cost: $130,769) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper(E) – 6.0% | | |
| Diageo Capital plc (GTD by Diageo plc) | | |
| 2.870%, 10-11-18 . . . . . . . . . . . . . | $2,482 | $2,480 |
| PACCAR Financial Corp. (GTD by PACCAR, Inc.) | | |
| 2.410%, 10-22-18 . . . . . . . . . . . . . | 3,000 | 2,995 |
| Wisconsin Gas LLC | | |
| 2.201%, 10-4-18 . . . . . . . . . . . . . | 3,000 | 2,999 |
| | | 8,474 |
| Master Note – 2.7% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) | | |
| 2.470%, 10-5-18(F) . . . . . . . . . . . . . | 3,867 | 3,867 |
| Money Market Funds – 0.6% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares | | |
| 2.140%, (G)(H) . . . . . . . . . . . . . . . . | 832 | 832 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Nigeria Government Treasury Bills – 2.4% | | |
| Nigerian Government Treasury Bills | | |
| 0.119%, 12-6-18(B)(E) . . . . . | NGN 1,270,000 | $ 3,406 |
| TOTAL SHORT-TERM SECURITIES – 11.7% | | $ 16,579 |
| (Cost: $16,622) | | |
| TOTAL INVESTMENT SECURITIES – 97.0% | | $137,626 |
| (Cost: $147,391) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES(I)(J)(K) – 3.0% | | 4,274 |
| NET ASSETS – 100.0% | | $141,900 |

## Notes to Schedule of Investments

*Not shown due to rounding.

(A) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(B) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real, CLP - Chilean Peso, COP - Columbian Peso, CZK - Czech Koruna, DOP - Dominican Republic peso, EUR - Euro, HUF - Hungarian Forint, IDR - Indonesian Rupiah, INR - Indian Rupee, MXN - Mexican Peso, MYR - Malaysian Ringgit, NGN - Nigeria naira, PEN - Peruvian Neuvo Sol, PHP - Philippine Peso, PLN - Polish Zloty, RON - Romania Leu, RUB - Russian Ruble, SGD - Singapore Dollar, THB - Thai Baht, TRY - Turkish New Lira, UYU - Uruguay peso and ZAR - South African Rand).

(C) All or a portion of securities with an aggregate value of $732 are on loan.

(D) Zero coupon bond.

(E) Rate shown is the yield to maturity at September 30, 2018.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G) Rate shown is the annualized 7-day yield at September 30, 2018.

(H) Investment made with cash collateral received from securities on loan.

(I) Cash of $39 has been pledged as collateral on open futures contracts.

(J) Cash of $690 has been pledged as collateral on OTC foreign forward currency contracts.

(K) Cash of $269 has been pledged as collateral on centrally cleared interest rate swap agreements.

The following over the counter credit default swaps - buy protection[1] were outstanding at September 30, 2018:

| Referenced Obligation | Counterparty | (Pay) Fixed Rate | Maturity Date | Notional Amount[2] | Value | Upfront Payments/ (Receipts) | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Republic of Korea | Morgan Stanley & Co. International plc | (1.000%) | 12-20-21 | 323 | $ (7) | $(5) | $(2) |
| Republic of Korea | Goldman Sachs International | (1.000%) | 12-20-21 | 74 | (2) | (1) | (1) |
| Republic of Korea | Goldman Sachs International | (1.000%) | 12-20-21 | 74 | (2) | (1) | (1) |
| Republic of Korea | Citibank N.A. | (1.000%) | 12-20-21 | 73 | (2) | (1) | (1) |
| | | | | | $(13) | $(8) | $(5) |

(1)If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and take delivery of the referenced obligation or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(2)The maximum potential amount the Fund could be required to pay as a seller of credit protection or receive as a buyer of credit protection if a credit event occurs as defined under the terms of the swap agreement.

The following forward foreign currency contracts were outstanding at September 30, 2018:

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Singapore Dollar | 1,668 | U.S. Dollar | 1,219 | 10-1-18 | Barclays Capital, Inc. | $ — | $ 2 |
| Brazilian Real | 590 | U.S. Dollar | 145 | 10-2-18 | Barclays Capital, Inc. | — | 1 |
| U.S. Dollar | 937 | Argentine Peso | 29,150 | 10-5-18 | Barclays Capital, Inc. | — | 234 |
| U.S. Dollar | 1,925 | Colombian Peso | 5,648,625 | 10-5-18 | Barclays Capital, Inc. | — | 18 |
| U.S. Dollar | 1,719 | Philippine Peso | 93,373 | 10-5-18 | Barclays Capital, Inc. | 9 | — |
| Polish Zloty | 3,035 | Euro | 708 | 10-9-18 | Barclays Capital, Inc. | — | 1 |
| U.S. Dollar | 774 | Thai Baht | 25,400 | 10-9-18 | Barclays Capital, Inc. | 11 | — |
| South African Rand | 11,304 | U.S. Dollar | 822 | 10-10-18 | Barclays Capital, Inc. | 24 | — |
| U.S. Dollar | 436 | Chinese Yuan Renminbi Offshore | 2,980 | 10-10-18 | Barclays Capital, Inc. | — | 3 |
| U.S. Dollar | 17 | Hungarian Forint | 4,810 | 10-17-18 | Barclays Capital, Inc. | — | —* |
| Czech Koruna | 21,361 | U.S. Dollar | 947 | 10-22-18 | Barclays Capital, Inc. | — | 16 |
| U.S. Dollar | 1,165 | Indonesian Rupiah | 16,680,000 | 10-24-18 | Barclays Capital, Inc. | — | 49 |
| Israeli Shekel | 1,575 | U.S. Dollar | 441 | 10-25-18 | Barclays Capital, Inc. | 8 | — |
| Mexican Peso | 2,493 | U.S. Dollar | 132 | 10-26-18 | Barclays Capital, Inc. | — | 1 |
| Russian Ruble | 57,974 | U.S. Dollar | 862 | 10-29-18 | Barclays Capital, Inc. | — | 20 |
| U.S. Dollar | 1,772 | New Taiwan Dollar | 54,200 | 10-29-18 | Barclays Capital, Inc. | 11 | — |
| Colombian Peso | 1,680,000 | U.S. Dollar | 541 | 11-6-18 | Barclays Capital, Inc. | — | 26 |
| U.S. Dollar | 1,661 | Peruvian New Sol | 5,526 | 11-6-18 | Barclays Capital, Inc. | 9 | — |
| U.S. Dollar | 1,513 | Malaysian Ringgit | 6,217 | 11-14-18 | Barclays Capital, Inc. | — | 12 |
| Thai Baht | 6,303 | U.S. Dollar | 193 | 11-23-18 | Barclays Capital, Inc. | — | 2 |
| U.S. Dollar | 876 | Indonesian Rupiah | 13,100,000 | 11-26-18 | Barclays Capital, Inc. | — | 5 |
| South African Rand | 9,964 | U.S. Dollar | 663 | 12-4-18 | Barclays Capital, Inc. | — | 35 |
| Russian Ruble | 5,288 | U.S. Dollar | 79 | 12-18-18 | Barclays Capital, Inc. | — | 1 |
| U.S. Dollar | 1,026 | Russian Ruble | 69,795 | 12-18-18 | Barclays Capital, Inc. | 31 | — |
| U.S. Dollar | 441 | Chilean Peso | 302,000 | 12-20-18 | Barclays Capital, Inc. | 19 | — |
| Argentine Peso | 9,460 | U.S. Dollar | 298 | 1-3-19 | Barclays Capital, Inc. | 93 | — |
| U.S. Dollar | 165 | Colombian Peso | 510,000 | 10-2-18 | Citibank N.A. | 7 | — |
| Thai Baht | 28,600 | U.S. Dollar | 878 | 10-3-18 | Citibank N.A. | — | 6 |
| Singapore Dollar | 10 | U.S. Dollar | 7 | 10-5-18 | Citibank N.A. | —* | — |
| Thai Baht | 5,276 | U.S. Dollar | 162 | 10-5-18 | Citibank N.A. | — | 2 |
| U.S. Dollar | 220 | Argentine Peso | 6,910 | 10-5-18 | Citibank N.A. | — | 54 |
| U.S. Dollar | 1,050 | Colombian Peso | 3,170,000 | 10-5-18 | Citibank N.A. | 20 | — |
| U.S. Dollar | 832 | Turkish New Lira | 4,039 | 10-5-18 | Citibank N.A. | — | 164 |
| Singapore Dollar | 1,040 | U.S. Dollar | 754 | 10-9-18 | Citibank N.A. | — | 7 |
| Thai Baht | 206,500 | U.S. Dollar | 6,233 | 10-9-18 | Citibank N.A. | — | 154 |
| U.S. Dollar | 452 | New Taiwan Dollar | 13,900 | 10-11-18 | Citibank N.A. | 4 | — |
| U.S. Dollar | 886 | Turkish New Lira | 4,443 | 10-12-18 | Citibank N.A. | — | 155 |
| Mexican Peso | 14,450 | U.S. Dollar | 746 | 10-15-18 | Citibank N.A. | — | 24 |
| Hungarian Forint | 37,000 | U.S. Dollar | 135 | 10-17-18 | Citibank N.A. | 2 | — |
| U.S. Dollar | 667 | Hungarian Forint | 187,000 | 10-17-18 | Citibank N.A. | 4 | — |
| Thai Baht | 10,000 | U.S. Dollar | 309 | 10-22-18 | Citibank N.A. | — | 1 |
| U.S. Dollar | 2,398 | Czech Koruna | 52,395 | 10-22-18 | Citibank N.A. | — | 35 |
| U.S. Dollar | 436 | Chinese Yuan Renminbi | 3,000 | 10-29-18 | Citibank N.A. | — | —* |

SEPTEMBER 30, 2018

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| U.S. Dollar | 342 | Turkish New Lira | 1,840 | 10-31-18 | Citibank N.A. | $ — | $43 |
| South African Rand | 5,007 | U.S. Dollar | 369 | 11-1-18 | Citibank N.A. | 17 | — |
| U.S. Dollar | 96 | Mexican Peso | 1,843 | 11-5-18 | Citibank N.A. | 2 | — |
| Hungarian Forint | 38,000 | U.S. Dollar | 138 | 11-7-18 | Citibank N.A. | 1 | — |
| U.S. Dollar | 1,058 | Hungarian Forint | 298,587 | 11-7-18 | Citibank N.A. | 18 | — |
| U.S. Dollar | 888 | Indonesian Rupiah | 13,300,000 | 11-7-18 | Citibank N.A. | — | 1 |
| U.S. Dollar | 781 | Romanian Leu | 3,123 | 11-13-18 | Citibank N.A. | — | 3 |
| Hungarian Forint | 316,000 | U.S. Dollar | 1,127 | 11-14-18 | Citibank N.A. | — | 11 |
| U.S. Dollar | 759 | Hungarian Forint | 215,000 | 11-14-18 | Citibank N.A. | 16 | — |
| U.S. Dollar | 3,505 | Polish Zloty | 12,753 | 11-26-18 | Citibank N.A. | — | 42 |
| Colombian Peso | 320,000 | U.S. Dollar | 104 | 12-4-18 | Citibank N.A. | — | 4 |
| South African Rand | 8,000 | U.S. Dollar | 517 | 12-4-18 | Citibank N.A. | — | 44 |
| South African Rand | 15,436 | U.S. Dollar | 1,003 | 12-6-18 | Citibank N.A. | — | 79 |
| Czech Koruna | 2,400 | U.S. Dollar | 109 | 12-11-18 | Citibank N.A. | — | —* |
| Peruvian New Sol | 700 | U.S. Dollar | 210 | 12-11-18 | Citibank N.A. | — | 2 |
| U.S. Dollar | 261 | Romanian Leu | 1,045 | 12-11-18 | Citibank N.A. | — | —* |
| U.S. Dollar | 3,870 | Polish Zloty | 14,150 | 10-2-18 | Deutsche Bank AG | — | 32 |
| Polish Zloty | 1,150 | U.S. Dollar | 305 | 10-5-18 | Deutsche Bank AG | — | 7 |
| Turkish New Lira | 1,519 | U.S. Dollar | 240 | 10-5-18 | Deutsche Bank AG | — | 11 |
| U.S. Dollar | 359 | Philippine Peso | 19,400 | 10-5-18 | Deutsche Bank AG | — | —* |
| U.S. Dollar | 954 | Polish Zloty | 3,590 | 10-5-18 | Deutsche Bank AG | 20 | — |
| Euro | 330 | Polish Zloty | 1,425 | 10-9-18 | Deutsche Bank AG | 4 | — |
| Euro | 571 | Romanian Leu | 2,660 | 10-9-18 | Deutsche Bank AG | —* | — |
| Romanian Leu | 1,535 | Euro | 327 | 10-9-18 | Deutsche Bank AG | — | 4 |
| South African Rand | 2,000 | U.S. Dollar | 139 | 10-9-18 | Deutsche Bank AG | — | 2 |
| Thai Baht | 14,300 | U.S. Dollar | 439 | 10-9-18 | Deutsche Bank AG | — | 3 |
| U.S. Dollar | 886 | Mexican Peso | 16,800 | 10-15-18 | Deutsche Bank AG | 9 | — |
| U.S. Dollar | 983 | Polish Zloty | 3,592 | 10-15-18 | Deutsche Bank AG | — | 8 |
| Hungarian Forint | 61,147 | U.S. Dollar | 219 | 10-17-18 | Deutsche Bank AG | — | 1 |
| U.S. Dollar | 454 | Hungarian Forint | 127,020 | 10-17-18 | Deutsche Bank AG | 2 | — |
| U.S. Dollar | 170 | Czech Koruna | 3,700 | 10-22-18 | Deutsche Bank AG | — | 3 |
| Israeli Shekel | 1,575 | U.S. Dollar | 440 | 10-25-18 | Deutsche Bank AG | 7 | — |
| U.S. Dollar | 585 | Turkish New Lira | 3,750 | 10-31-18 | Deutsche Bank AG | 25 | — |
| U.S. Dollar | 78 | South African Rand | 1,041 | 11-1-18 | Deutsche Bank AG | — | 5 |
| Hungarian Forint | 214,000 | U.S. Dollar | 753 | 11-14-18 | Deutsche Bank AG | — | 18 |
| U.S. Dollar | 1,533 | Hungarian Forint | 433,500 | 11-14-18 | Deutsche Bank AG | 29 | — |
| Polish Zloty | 1,970 | U.S. Dollar | 533 | 12-5-18 | Deutsche Bank AG | — | 3 |
| U.S. Dollar | 179 | Argentine Peso | 5,640 | 1-3-19 | Deutsche Bank AG | — | 57 |
| U.S. Dollar | 232 | Brazilian Real | 960 | 10-2-18 | Goldman Sachs International | 5 | — |
| U.S. Dollar | 770 | Thai Baht | 25,500 | 10-3-18 | Goldman Sachs International | 19 | — |
| U.S. Dollar | 577 | Colombian Peso | 1,695,000 | 10-5-18 | Goldman Sachs International | — | 5 |
| Chilean Peso | 258,500 | U.S. Dollar | 383 | 10-9-18 | Goldman Sachs International | — | 10 |
| Polish Zloty | 3,035 | Euro | 708 | 10-9-18 | Goldman Sachs International | — | —* |
| Romanian Leu | 580 | U.S. Dollar | 146 | 10-9-18 | Goldman Sachs International | 2 | — |
| South African Rand | 2,900 | U.S. Dollar | 216 | 10-10-18 | Goldman Sachs International | 11 | — |
| U.S. Dollar | 376 | Chinese Yuan Renminbi | 2,574 | 10-11-18 | Goldman Sachs International | — | 2 |

SEPTEMBER 30, 2018

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| U.S. Dollar | 924 | Mexican Peso | 17,500 | 10-15-18 | Goldman Sachs International | $ 9 | $ — |
| South African Rand | 13,361 | U.S. Dollar | 934 | 10-16-18 | Goldman Sachs International | — | 9 |
| Romanian Leu | 1,226 | U.S. Dollar | 298 | 10-17-18 | Goldman Sachs International | — | 8 |
| U.S. Dollar | 492 | Hungarian Forint | 136,606 | 10-17-18 | Goldman Sachs International | — | 1 |
| Turkish New Lira | 6,213 | U.S. Dollar | 998 | 10-23-18 | Goldman Sachs International | — | 17 |
| U.S. Dollar | 455 | Mexican Peso | 8,657 | 10-24-18 | Goldman Sachs International | 6 | — |
| U.S. Dollar | 131 | Russian Ruble | 9,034 | 10-29-18 | Goldman Sachs International | 6 | — |
| Mexican Peso | 4,600 | U.S. Dollar | 244 | 11-5-18 | Goldman Sachs International | — | 1 |
| U.S. Dollar | 430 | Mexican Peso | 8,100 | 11-5-18 | Goldman Sachs International | 1 | — |
| U.S. Dollar | 127 | Romanian Leu | 510 | 11-13-18 | Goldman Sachs International | — | —* |
| Romanian Leu | 2,037 | U.S. Dollar | 512 | 12-5-18 | Goldman Sachs International | 5 | — |
| Russian Ruble | 17,900 | U.S. Dollar | 258 | 12-5-18 | Goldman Sachs International | — | 14 |
| U.S. Dollar | 294 | Russian Ruble | 20,200 | 12-5-18 | Goldman Sachs International | 12 | — |
| U.S. Dollar | 289 | Romanian Leu | 1,160 | 12-6-18 | Goldman Sachs International | — | —* |
| U.S. Dollar | 98 | Turkish New Lira | 666 | 12-10-18 | Goldman Sachs International | 7 | — |
| Mexican Peso | 2,100 | U.S. Dollar | 108 | 12-11-18 | Goldman Sachs International | — | 3 |
| Russian Ruble | 67,100 | U.S. Dollar | 1,002 | 12-18-18 | Goldman Sachs International | — | 13 |
| Chilean Peso | 297,000 | U.S. Dollar | 448 | 12-20-18 | Goldman Sachs International | — | 4 |
| U.S. Dollar | 837 | Turkish New Lira | 4,480 | 2-4-19 | Goldman Sachs International | — | 152 |
| Euro | 980 | Singapore Dollar | 1,571 | 10-1-18 | JPMorgan Securities LLC | 12 | — |
| U.S. Dollar | 1,200 | Euro | 1,036 | 10-1-18 | JPMorgan Securities LLC | 3 | — |
| Brazilian Real | 4,242 | U.S. Dollar | 1,049 | 10-2-18 | JPMorgan Securities LLC | — | 1 |
| Colombian Peso | 510,000 | U.S. Dollar | 174 | 10-2-18 | JPMorgan Securities LLC | 2 | — |
| U.S. Dollar | 1,273 | Brazilian Real | 5,298 | 10-2-18 | JPMorgan Securities LLC | 39 | — |
| Singapore Dollar | 2,290 | U.S. Dollar | 1,680 | 10-3-18 | JPMorgan Securities LLC | 4 | — |
| Thai Baht | 27,600 | U.S. Dollar | 853 | 10-3-18 | JPMorgan Securities LLC | — | 1 |
| U.S. Dollar | 1,763 | Singapore Dollar | 2,410 | 10-3-18 | JPMorgan Securities LLC | — | —* |
| U.S. Dollar | 765 | Thai Baht | 25,400 | 10-3-18 | JPMorgan Securities LLC | 20 | — |
| Colombian Peso | 4,680,000 | U.S. Dollar | 1,606 | 10-5-18 | JPMorgan Securities LLC | 25 | — |
| Singapore Dollar | 190 | U.S. Dollar | 140 | 10-5-18 | JPMorgan Securities LLC | 1 | — |
| U.S. Dollar | 1,482 | Argentine Peso | 45,980 | 10-5-18 | JPMorgan Securities LLC | — | 372 |
| U.S. Dollar | 383 | Colombian Peso | 1,125,000 | 10-5-18 | JPMorgan Securities LLC | — | 3 |
| Euro | 988 | Polish Zloty | 4,305 | 10-9-18 | JPMorgan Securities LLC | 21 | — |
| Euro | 656 | Romanian Leu | 3,070 | 10-9-18 | JPMorgan Securities LLC | 4 | — |
| Romanian Leu | 4,595 | Euro | 976 | 10-9-18 | JPMorgan Securities LLC | — | 13 |
| Singapore Dollar | 97 | U.S. Dollar | 71 | 10-9-18 | JPMorgan Securities LLC | —* | — |
| Thai Baht | 14,400 | U.S. Dollar | 445 | 10-9-18 | JPMorgan Securities LLC | — | —* |

SEPTEMBER 30, 2018

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| U.S. Dollar | 506 | Chilean Peso | 325,380 | 10-9-18 | JPMorgan Securities LLC | $  — | $  11 |
| U.S. Dollar | 1,323 | Chinese Yuan Renminbi Offshore | 9,050 | 10-9-18 | JPMorgan Securities LLC | — | 7 |
| U.S. Dollar | 886 | Singapore Dollar | 1,210 | 10-9-18 | JPMorgan Securities LLC | — | —* |
| U.S. Dollar | 100 | South African Rand | 1,572 | 10-9-18 | JPMorgan Securities LLC | 11 | — |
| Chilean Peso | 264,295 | U.S. Dollar | 384 | 10-11-18 | JPMorgan Securities LLC | — | 18 |
| Singapore Dollar | 1,210 | Euro | 755 | 10-12-18 | JPMorgan Securities LLC | — | 9 |
| U.S. Dollar | 65 | Euro | 56 | 10-12-18 | JPMorgan Securities LLC | — | —* |
| Mexican Peso | 14,450 | U.S. Dollar | 752 | 10-15-18 | JPMorgan Securities LLC | — | 19 |
| U.S. Dollar | 3,839 | Polish Zloty | 14,150 | 10-15-18 | JPMorgan Securities LLC | — | —* |
| U.S. Dollar | 3,590 | South African Rand | 52,850 | 10-16-18 | JPMorgan Securities LLC | 140 | — |
| U.S. Dollar | 436 | New Taiwan Dollar | 13,400 | 10-17-18 | JPMorgan Securities LLC | 4 | — |
| Japanese Yen | 50,000 | U.S. Dollar | 441 | 10-18-18 | JPMorgan Securities LLC | —* | — |
| U.S. Dollar | 1,532 | Japanese Yen | 171,000 | 10-18-18 | JPMorgan Securities LLC | — | 25 |
| U.S. Dollar | 1,669 | South African Rand | 24,351 | 10-22-18 | JPMorgan Securities LLC | 49 | — |
| Indonesian Rupiah | 2,700,000 | U.S. Dollar | 180 | 10-24-18 | JPMorgan Securities LLC | — | —* |
| U.S. Dollar | 308 | Indonesian Rupiah | 4,350,000 | 10-24-18 | JPMorgan Securities LLC | — | 17 |
| Israeli Shekel | 3,150 | U.S. Dollar | 881 | 10-25-18 | JPMorgan Securities LLC | 14 | — |
| U.S. Dollar | 194 | Russian Ruble | 12,606 | 11-2-18 | JPMorgan Securities LLC | — | 3 |
| U.S. Dollar | 1,046 | Brazilian Real | 4,242 | 11-5-18 | JPMorgan Securities LLC | 1 | — |
| U.S. Dollar | 840 | Russian Ruble | 54,821 | 11-13-18 | JPMorgan Securities LLC | — | 7 |
| Hungarian Forint | 431,000 | U.S. Dollar | 1,527 | 11-14-18 | JPMorgan Securities LLC | — | 26 |
| U.S. Dollar | 779 | Hungarian Forint | 219,500 | 11-14-18 | JPMorgan Securities LLC | 11 | — |
| Thai Baht | 8,900 | U.S. Dollar | 273 | 11-23-18 | JPMorgan Securities LLC | — | 3 |
| U.S. Dollar | 890 | Polish Zloty | 3,250 | 11-26-18 | JPMorgan Securities LLC | — | 8 |
| Colombian Peso | 2,720,000 | U.S. Dollar | 912 | 11-27-18 | JPMorgan Securities LLC | — | 6 |
| U.S. Dollar | 427 | Russian Ruble | 29,223 | 11-27-18 | JPMorgan Securities LLC | 16 | — |
| U.S. Dollar | 883 | Indonesian Rupiah | 13,200,000 | 11-28-18 | JPMorgan Securities LLC | — | 5 |
| U.S. Dollar | 2,376 | Argentine Peso | 101,095 | 12-3-18 | JPMorgan Securities LLC | — | 119 |
| Colombian Peso | 930,000 | U.S. Dollar | 300 | 12-4-18 | JPMorgan Securities LLC | — | 14 |
| Turkish New Lira | 1,185 | U.S. Dollar | 169 | 12-4-18 | JPMorgan Securities LLC | — | 19 |
| U.S. Dollar | 171 | Colombian Peso | 520,000 | 12-4-18 | JPMorgan Securities LLC | 5 | — |
| Romanian Leu | 2,470 | U.S. Dollar | 616 | 12-5-18 | JPMorgan Securities LLC | 1 | — |
| Russian Ruble | 22,158 | U.S. Dollar | 329 | 12-18-18 | JPMorgan Securities LLC | — | 7 |
| U.S. Dollar | 590 | Russian Ruble | 39,730 | 12-18-18 | JPMorgan Securities LLC | 12 | — |
| U.S. Dollar | 883 | Chilean Peso | 602,500 | 12-20-18 | JPMorgan Securities LLC | 34 | — |
| Argentine Peso | 1,730 | U.S. Dollar | 49 | 1-3-19 | JPMorgan Securities LLC | 11 | — |
| U.S. Dollar | 588 | Argentine Peso | 19,690 | 1-3-19 | JPMorgan Securities LLC | — | 161 |
| Brazilian Real | 1,426 | U.S. Dollar | 344 | 10-2-18 | Morgan Stanley International | — | 9 |
| Colombian Peso | 2,740,000 | U.S. Dollar | 914 | 10-5-18 | Morgan Stanley International | — | 11 |
| U.S. Dollar | 116 | Peruvian New Sol | 381 | 10-5-18 | Morgan Stanley International | — | —* |
| Malaysian Ringgit | 1,760 | U.S. Dollar | 426 | 10-9-18 | Morgan Stanley International | 1 | — |
| Malaysian Ringgit | 1,550 | U.S. Dollar | 375 | 11-14-18 | Morgan Stanley International | 1 | — |
| Czech Koruna | 11,200 | U.S. Dollar | 506 | 12-5-18 | Morgan Stanley International | —* | — |
| Euro | 227 | U.S. Dollar | 287 | 2-12-19 | Morgan Stanley International | 21 | — |
| | | | | | | $948 | $2,544 |

SEPTEMBER 30, 2018

The following futures contracts were outstanding at September 30, 2018 (contracts unrounded):

| Description | Type | Number of Contracts | Expiration Date | Notional Amount | Value | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|
| Euro-Bund 10-Year Bond | Short | 11 | 12-10-18 | 1,100 | $(2,028) | $ 11 |
| U.S. 30-Year Treasury Bond | Short | 2 | 12-19-18 | 200 | (281) | 6 |
| U.S. 5-Year Treasury Note | Long | 16 | 12-31-18 | 1,600 | 1,800 | (12) |
| | | | | | $ (509) | $ 5 |

The following centrally cleared interest rate swap agreements were outstanding at September 30, 2018:

| Counterparty | Pay/Receive Floating Rate | Floating Rate Index | Fixed Rate | Maturity Date | Notional Amount(B) | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| Morgan Stanley & Co. International plc | Receive | 28-Day Mexico Equilibrium Interbank Interest Rate | 7.930% | 12/16/2020 | MXN2,116 | $ (1) | $ — | $ (1) |
| Morgan Stanley & Co. International plc | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 7.785% | 12/13/2023 | 1,296 | (4) | — | (4) |
| Morgan Stanley & Co. International plc | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 7.840% | 12/13/2023 | 2,546 | (5) | — | (5) |
| Morgan Stanley & Co. International plc | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 7.855% | 12/13/2023 | 1,299 | (2) | — | (2) |
| Morgan Stanley & Co. International plc | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 7.880% | 12/13/2023 | 1,370 | (1) | — | (1) |
| Morgan Stanley & Co. International plc | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 7.965% | 12/13/2023 | 1,384 | 3 | — | 3 |
| Morgan Stanley & Co. International plc | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 8.353% | 3/7/2029 | 3,240 | 16 | — | 16 |
| Morgan Stanley & Co. International plc | Receive | 6-Month Warsaw Interbank Offered Rate | 2.547% | 12/19/2023 | PLN2,128 | 5 | — | 5 |
| Morgan Stanley & Co. International plc | Receive | 6-Month Warsaw Interbank Offered Rate | 3.012% | 12/19/2028 | 1,130 | 3 | — | 3 |
| Morgan Stanley & Co. International plc | Receive | 6-Month Warsaw Interbank Offered Rate | 2.990% | 12/19/2028 | 1,130 | 5 | — | 5 |
| | | | | | | $19 | $ — | $19 |

The following over the counter interest rate swap agreements were outstanding at September 30, 2018:

| Counterparty | Pay/Receive Floating Rate | Floating Rate Index | Fixed Rate | Maturity Date | Notional Amount(B) | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| Barclays Bank plc | Pay | 1-Day Mumbai Interbank Outright Rate | 6.680% | 6/7/2019 | INR7,672 | $ 56 | $ — | $ 56 |
| Barclays Bank plc | Receive | 1-Day Mumbai Interbank Outright Rate | 6.685% | 3/13/2023 | 2,394 | 67 | — | 67 |
| Barclays Bank plc | Receive | 1-Day Mumbai Interbank Outright Rate | 7.035% | 5/16/2023 | 2,502 | 33 | — | 33 |
| Barclays Bank plc | Pay | 3-Month Johannesburg Interbank Agreed Rate | 8.210% | 3/20/2024 | ZAR3,158 | 11 | — | 11 |
| Credit Suisse International | Pay | 1-Day Mumbai Interbank Outright Rate | 6.410% | 3/20/2020 | INR4,500 | (45) | — | (45) |
| Credit Suisse International | Receive | 1-Day Mumbai Interbank Outright Rate | 6.615% | 3/20/2023 | 2,374 | 73 | — | 73 |
| Deutsche Bank AG | Pay | 3-Month Prague Interbank Offered Rate | 2.185% | 3/20/2020 | CZK18,185 | (16) | — | (16) |

SEPTEMBER 30, 2018

| Counterparty | Pay/Receive Floating Rate | Floating Rate Index | Fixed Rate | Maturity Date | Notional Amount(B) | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| Deutsche Bank AG | Receive | 6-Month Prague Interbank Offered Rate | 2.427% | 3/20/2024 | 4,179 | $ 13 | $ — | $ 13 |
| Goldman Sachs International | Pay | 1-Year Camara vs. Interest Rate Swap Peso | 3.675% | 3/20/2020 | CLP4,414 | —* | — | —* |
| Goldman Sachs International | Receive | 6-Month Thai Baht Interest Rate Fixing Rate | 2.585% | 7/23/2028 | THB439 | (2) | — | (2) |
| JPMorgan Chase Bank N.A. | Pay | 1-Year Camara vs. Interest Rate Swap Peso | 3.700% | 3/20/2020 | CLP4,414 | —* | — | —* |
| JPMorgan Chase Bank N.A. | Pay | 3-Month Johannesburg Interbank Agreed Rate | 8.215% | 3/20/2024 | ZAR3,159 | 12 | — | 12 |
| JPMorgan Chase Bank N.A. | Receive | 6-Month Association of Banks in Singapore Swap Offer Rate | 2.663% | 4/26/2028 | SGD894 | (6) | — | (6) |
| JPMorgan Chase Bank N.A. | Pay | 6-Month LIBOR | 9.800% | 10/9/2022 | IDR243 | (11) | — | (11) |
| Morgan Stanley & Co. International plc | Pay | 1-Year Camara vs. Interest Rate Swap Peso | 3.700% | 3/20/2020 | CLP4,612 | —* | — | —* |
| Morgan Stanley & Co. International plc | Receive | 3-Month Kuala Lumpur Interbank Offered Rate | 4.140% | 5/14/2023 | MYR1,994 | (23) | — | (23) |
| Nomura Securities International, Inc. | Receive | 6-Month Association of Banks in Singapore Swap Offer Rate | 1.950% | 8/22/2026 | SGD70 | 3 | — | 3 |
| Nomura Securities International, Inc. | Receive | 6-Month Association of Banks in Singapore Swap Offer Rate | 1.950% | 8/22/2026 | 186 | 8 | — | 8 |
| | | | | | | $173 | $ — | $173 |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Other Government Securities | $ — | $ 121,047 | $ — |
| Short-Term Securities | 832 | 15,747 | — |
| Total | $832 | $136,794 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 948 | $ — |
| Futures Contracts | $ 17 | $ — | $ — |
| Centrally Cleared Interest Rate Swaps | $ — | $ 32 | $ — |
| Over the Counter Interest Rate Swaps | $ — | $ 276 | $ — |
| **Liabilities** | | | |
| Over the Counter Credit Default Swaps | $ — | $ 13 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 2,544 | $ — |
| Futures Contracts | $ 12 | $ — | $ — |
| Centrally Cleared Interest Rate Swaps | $ — | $ 13 | $ — |
| Over the Counter Interest Rate Swaps | $ — | $ 103 | $ — |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

SEPTEMBER 30, 2018

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Other Government Securities | 85.3% |
| Other+ | 14.7% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

*Ivy Pictet Targeted Return Bond Fund is managed by Ivy Investment Management Company, which has retained Pictet Asset Management (Pictet) to sub-advise the Fund. Below, Portfolio Managers Andres Sanchez Balcazar, CFA, David Bopp, CFA, and Thomas Hansen, CFA discuss positioning, performance and results for the fiscal period ended September 30, 2018. The team has managed the Fund since its inception in January 2016 and has an average of 14 years' experience.*

## Fiscal Year Performance

For the 12 months ended September 30, 2018

| | |
|---|---|
| Ivy Pictet Targeted Return Bond Fund (Class A shares at net asset value) | -0.22% |
| Ivy Pictet Targeted Return Bond Fund (Class A shares including sales load) | -5.98% |

Benchmark(s) and/or Lipper Category

| | |
|---|---|
| Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of U.S. Treasury Bills with a remaining maturity between 1-3 months) | 1.52% |
| Lipper Alternate Credit Focus Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | 0.75% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Market update — rates

The fiscal year ending September 2018 was one of continued, steady interest rate hikes by the U.S. Federal Reserve (Fed) that began the prior year. The Fed closed 2017 with its third interest rate hike that year and the end of Janet Yellen's tenure as Fed Chair. U.S. rates rose, not only on higher policy rates, but also on the passage of sweeping tax reforms passed by Congress in late 2017 and the announcement of stimulative fiscal spending programs.

The beginning of 2018 saw a sharp selloff in the U.S. Treasury market on solid growth data, higher inflation and the announcement from the U.S. Treasury of larger-than-estimated borrowing needs. However, while the Fed continued to hike rates in March, new Fed Chair Jerome Powell struck a dovish tone at his first press conference and downplayed the importance of the Fed "dots", which calmed the markets.

Yields also rose at the start of the fiscal year in Europe, where the European Central Bank (ECB) announced plans to unwind its bond purchase program. However, the plan was a cautious one, with monthly purchases to halve, but with the program extended until at least late 2018. ECB President Draghi commented that there would be 'no sudden end to the buying' and interest rates would remain stable for some time, yet later emphasized that inflation is the ECB's primary focus. The ECB raised its gross domestic product (GDP) forecasts for the eurozone, commenting that economic expansion in the eurozone was broad-based and solid across sectors and countries.

The Bank of England (BoE) hiked its benchmark rate to 0.5% in late 2017, its first rate hike in a decade, after U.K. inflation breached 3%, following the continued lack of clarity and progress around Brexit negotiations. The Bank of Korea joined the BoE in raising rates; it was that bank's first increase since 2011, but done with the intent to prevent capital outflows should the U.S. Fed hike rates further.

In Japan, Shinzo Abe's decision to hold a snap election resulted in a landslide victory for him and his economic reforms and continued loose monetary policies. The Bank of Japan's policy of targeting the yield curve remained in place.

While growth and monetary policy divergence between the U.S. and the rest of the developed world was the theme for the first half of 2018, the realignment of developed market central bank policy and, to a lesser extent, growth and inflation have contributed to a more synchronized global rates move since the start of the third quarter of 2018.

## Spreads

Spread markets performed well at the start of the fiscal year on continued investor appetite, but the year saw weakness during periods of volatility, driven by higher base rates, increased concerns over trade wars and pressures in Europe. Investor appetite initially supported both new issuance and secondary markets, despite idiosyncratic corporate events temporarily unsettling credit markets. The anticipated rate hikes in the U.S. and the U.K. initially were well absorbed by financials and corporates, which had improved balance sheets in recent years. Yet, with the exception of U.S. high yield, negative sentiment crept into developed market credit over the summer, particularly in the European subordinated financial sector which is most exposed to respective domestic economies, but stabilized by the end of the fiscal year.

Emerging markets also performed well at the start of the fiscal year, despite country-specific headlines causing some nervousness. South Africa was downgraded below investment grade by S&P on concerns over rising debt levels; Venezuela failed to make payments on two bond issues; and a corruption crack-down in Saudi Arabia, which ensnared a significant portion of the Saudi royal family, was potentially a positive sign of reform or a negative power crack-down. Argentina and Turkey were among the worst performing emerging-market countries this year, with the former turning to the International Monetary Fund (IMF) for aid in the face of deepening concerns over a gaping fiscal deficit, skyrocketing inflation and pressing debt obligations, while the latter suffered from the lack of government credibility and U.S. sanctions. China concluded its five-yearly plenum in October with President Xi Jiping cementing his authority and plans to continue China's structural re-balancing. However, later in the fiscal year, escalating trade tensions between China and the U.S. and a slowdown in emerging economies weighed on emerging markets. Sentiment improved by the end of the period, likely due to various policy easing measures announced by China and stabilization in the Chinese yuan. The reconciliatory reaction from China after the U.S. implemented tariffs on $200 billion of Chinese goods, as well as its pledge to step up infrastructure investment, supported emerging-market assets. Both hard currency sovereign debt and corporate credit rallied in the last quarter of the period.

Developed market government spreads were mixed over the fiscal year, despite upgrades from S&P for both Italy and Spain at the start of the period. Italian sovereign bonds were among the worst performing asset classes in the second half of the period. After several weeks of uncertainty following the general election in the spring, and a few changes in policy direction, a populist coalition government in Italy was formed, with a common critical attitude towards Europe and a willingness to implement fiscal stimulus. At the time, contagion from the Italian political saga spilled over to Spanish and Portuguese government bonds on concerns of populism there.

Italian spreads continued to widen at the end of the fiscal year after the government agreed on a budget deficit of 2.4% of GDP over the next three years, much higher than the 1.6% budget previously proposed. The higher budget deficit is at odds with the European Union (EU) which requires a sustained fiscal adjustment from the indebted country. After having been upgraded at the start of the fiscal year by some agencies, the probability of a downgrade by rating agencies increased with Moody's and S&P scheduled to reveal their assessment of Italy by the end of October 2018. However, the spread widening was broadly contained in Italy, as Spain and Portugal saw unchanged to slightly-tighter spreads this past quarter.

## Foreign exchange

The U.S. dollar ended the fiscal period strongly after initial dollar weakness and emerging-market strength. Dollar weakness continued into 2018 when the "twin deficit" (fiscal and current account deficits) became the main focus of the market. However, the currency pared back some losses later in the first quarter thanks to denuclearization news from North Korea. U.S. dollar weakness reversed in the second half of the fiscal period as the dollar outperformed all its G10 peers and almost all major emerging-market currencies over the summer. A divergence of growth momentum and policy rates between the U.S. and the rest of world and the prevailing risk-off sentiment sent the trade-weighted U.S. dollar back to its highest level since mid-2017.

Prospects for better growth in Europe supported the euro, which was bolstered by ECB comments that forward guidance would be used as a tool to achieve their inflation target. The strong performance by the euro initially slowed as Brexit negotiations with the U.K. dragged and economic data in the region was mixed.

After outperforming most emerging-market currencies for much of the year, the Chinese yuan switched direction in June, weakening on trade tensions, signs of a slowing economy and the Peoples Bank of China's (PBoC) monetary easing measures.

## Fund performance

The Fund underperformed its benchmark, the Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index, and Lipper peer group for the fiscal year.

## 4Q17 performance analysis

The Fund outperformed its benchmark during the quarter. The Fund's spread positions were the largest contributor to performance, with strong performance from emerging-market hard currency debt, developed market investment grade and high yield. Rates positioning in the U.S. detracted from performance over the quarter as U.S. rates moved higher. Performance from our foreign exchange (FX) positions detracted over the quarter, given our short FX exposure versus long U.S. dollar.

## 1Q18 performance analysis

The Fund underperformed its benchmark in the first quarter. The Fund's rates positions had a positive contribution to the portfolio in the first quarter, thanks to the consolidation in rates in March. Our spreads positions detracted from performance, with most of the loss occurring in March from our European subordinated bank corporate holdings. The contribution from our FX positions was negative in the quarter, mainly coming from the underperformance of the U.S. dollar versus the South African rand and the Colombian peso.

## 2Q18 performance analysis

The Fund underperformed its benchmark in the second quarter. The contribution from the Fund's rates positions was broadly neutral, as our long German bund duration and Italian curve flattener positions mitigated the loss from our long U.S. duration. Our spread positions detracted from performance, with most of the loss occurring in May from our European subordinated bank holdings. The contribution from our FX positions was positive this quarter, primarily from our long U.S. dollar versus short emerging-market currency positions and from our long Japanese yen versus short euro positon.

## 3Q18 performance analysis

The Fund outperformed its benchmark in the third quarter. The Fund's rates positions detracted from performance, due to our long duration positions in both the U.S. Treasury and German bunds. Our spreads positions, in both developed and emerging markets, contributed positively. The contribution from our FX positions was negative, due mainly to our long positions in the Japanese yen and Argentine peso. However, our short positions in the euro and South African rand mitigated the loss to some extent.

## Outlook

The U.S. economy seems to be powering ahead, where there is mounting evidence that China and Europe peaked at some point towards the end of 2017. Our explanation is quite simply that there is a substantial divergence still in place between U.S. fiscal policy and fiscal policy in the rest of the world, which we believe is unlikely to change anytime soon. In Europe, the discussions continue to be around the EU members' adherence to the Maastricht criteria, as evidenced by the recent discussions between the EU commission and the newly-formed Italian government. In China, the government is constrained by the weight of the social security deficit and the implicit liabilities the government has vis-a-vis the state owned enterprises and the stability critical sectors like banks and asset management companies.

The U.S. policy mix of tight monetary policy and loose fiscal policy has favored the U.S. dollar since the second quarter of 2018. U.S. assets, except for U.S. Treasuries, have outperformed the rest of the world assets. The recent sell-off in U.S. rates to 3.25% for 10-year yields confirms this bullishness on the U.S. economy. Yet, we sense the market is getting a bit ahead of itself regarding the prospects for the U.S. economy for 2019. First of all, the prospects of additional tax reform are dim as the democrats are likely to regain control of the House of Representatives. Therefore, we believe the positive impulse of increase in the deficit in the U.S. will start fading in the second quarter of 2019. Second, the economy has become increasingly sensitive to corrections in the oil price as capital expenditure has been largely concentrated in the oil industry in the Midwest of the country. Third, it will be hard for the U.S. to continue steaming ahead on its own when the rest of the world decelerates, in part due to higher U.S. rates and in absence of further fiscal stimulus. From our perspective, it makes sense to reduce the Fund's U.S. dollar long positions and increase our U.S. Treasury and bond durations.

**Performance shown at net asset value (NAV) does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.**

**Sovereign debt instruments are also subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or principal due to cash flow problems, insufficient foreign currency reserves or political concerns.**

Risks of credit-linked notes include those risks associated with the underlying reference obligation, including but not limited to market risk, interest rate risk, credit risk, default risk and foreign currency risk. The buyer of a credit-linked note assumes the risk of default by the issuer and the underlying reference asset or entity. If the underlying investment defaults, the payments and principal received by the Fund will be reduced or eliminated. Also, in the event the issuer defaults or there is a credit event that relates to the reference asset, the recovery rate generally is less than the Fund's initial investment, and the Fund may lose money.

The use of derivatives presents several risks including the risk that fluctuation in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. Moreover, some derivatives are more sensitive to interest rate changes and market fluctuations than others, and the risk of loss may be greater than if the derivative technique(s) had not been used. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of, or other non-compliance by, another party to the transaction. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Pictet Targeted Return Bond Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Purchased Options | 0.6% |
| Bonds | 85.0% |
|    Corporate Debt Securities | 41.4% |
|    Other Government Securities | 24.5% |
|    United States Government and Government Agency Obligations | 19.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 14.4% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 65.0% |
|    AAA | 22.8% |
|    AA | 9.4% |
|    A | 8.2% |
|    BBB | 24.6% |
| Non-Investment Grade | 20.0% |
|    BB | 14.5% |
|    B | 5.4% |
|    Non-rated | 0.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Purchased Options | 15.0% |

## Country Weightings

| | |
|---|---|
| Europe | 39.8% |
|    United Kingdom | 6.1% |
|    Germany | 6.0% |
|    Norway | 5.1% |
|    France | 4.4% |
|    Netherlands | 3.9% |
|    Other Europe | 14.3% |
| North America | 29.3% |
|    United States | 26.3% |
|    Other North America | 3.0% |
| Pacific Basin | 6.3% |
|    Japan | 0.5% |
|    Other Pacific Basin | 5.8% |
| Other | 4.8% |
| South America | 2.3% |
| Africa | 1.5% |
| Bahamas/Caribbean | 1.0% |
| Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options | 15.0% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF IVY PICTET TARGETED RETURN BOND FUND $10,000 INVESTMENT



| | | |
|---|---|---|
| ——— Ivy Pictet Targeted Return Bond Fund (Class A)(1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | $9,717 |
| ∙∙∙∙∙∙ Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index . . . . . . . . . . . . . . . . . . . . . . . . | | $10,235 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return(2) | Class A(3) | Class C | Class I | Class N | Class Y |
|---|---|---|---|---|---|
| 1-year period ended 9-30-18 | -5.98% | -0.85% | 0.03% | 0.25% | -0.22% |
| 5-year period ended 9-30-18 | — | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — | — |
| Since Inception of Class through 9-30-18(4) | -1.04% | 0.44% | 1.37% | 1.49% | 1.15% |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) 1-4-16 for Class A shares, 1-4-16 for Class C shares, 1-4-16 for Class I shares, 1-4-16 for Class N shares and 1-4-16 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | Notional Amount | Value |
|---|---|---|---|
| EUR versus USD: | | | |
| Call $1.18, Expires 11-19-18, OTC (Ctrpty: Morgan Stanley & Co., Inc.) | 17,853,649 | 17,854 | $ 101 |
| Put $1.21, Expires 2-22-19, OTC (Ctrpty: Deutsche Bank AG) | 23,053,649 | 23,053 | 775 |
| Euro-Bund December Futures: | | | |
| Call EUR163.00, Expires 10-26-18(A) | 37 | 3,700 | 2 |
| Call EUR161.50, Expires 11-23-18(A) | 72 | 7,200 | 21 |
| Call EUR165.50, Expires 11-23-18(A) | 93 | 9,300 | 4 |
| iTraxx Europe Crossover Series 29 Index, Put EUR350.00, Expires 10-17-18, OTC (Ctrpty: Deutsche Bank AG)(A) | 5,900,000 | 5,900 | 1 |
| iTraxx Europe Crossover Series 30 Index, Put EUR325.00, Expires 12-19-18, OTC (Ctrpty: Morgan Stanley & Co., Inc.)(A) | 6,100,000 | 6,100 | 28 |
| NZD versus USD, Call $0.71, Expires 8-16-19, OTC (Ctrpty: Goldman Sachs International) | 29,662,000 | 29,662 | 235 |
| U.S. 10-Year Treasury Note December Futures, Call $133.50, Expires 11-23-18 | 100 | 10,000 | 1 |
| U.S. 30-Year Treasury Bond December Futures, Call $179.00, Expires 11-23-18 | 101 | 10,100 | 1 |
| U.S. 5-Year Treasury Note December Futures: | | | |
| Put $112.25, Expires 11-23-18 | 259 | 25,900 | 67 |
| Call $121.25, Expires 11-23-18 | 103 | 10,300 | —* |

| PURCHASED OPTIONS (Continued) | Number of Contracts (Unrounded) | Notional Amount | Value |
|---|---|---|---|
| USD versus BRL, Put $3.88, Expires 11-26-18, OTC (Ctrpty: Goldman Sachs International) | 7,288,000 | 7,288 | $ 127 |
| USD versus TWD: | | | |
| Put $27.20, Expires 3-21-19, OTC (Ctrpty: Morgan Stanley & Co., Inc.) | 4,500,000 | 4,500 | —* |
| Call $29.48, Expires 3-21-19, OTC (Ctrpty: Morgan Stanley & Co., Inc.) | 4,500,000 | 4,500 | 116 |
| **TOTAL PURCHASED OPTIONS – 0.6%** | | | **$1,479** |

(Cost: $1,084)

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| Consumer Discretionary | | |
| Apparel, Accessories & Luxury Goods – 0.3% | | |
| PVH Corp., 3.125%, 12-15-27(A) | EUR 540 | 623 |
| Auto Parts & Equipment – 0.2% | | |
| Nemak S.A.B. de C.V., 3.250%, 3-15-24(A)(B) | 365 | 433 |
| Automobile Manufacturers – 0.3% | | |
| Volkswagen International Finance N.V.: | | |
| 1.875%, 3-30-27(A) | 200 | 229 |
| 3.500%, 12-29-49(A) | 490 | 525 |
| | | 754 |
| Restaurants – 0.2% | | |
| Starbucks Corp., 2.700%, 6-15-22 | $ 600 | 585 |
| **Total Consumer Discretionary – 1.0%** | | **2,395** |
| Consumer Staples | | |
| Brewers – 1.6% | | |
| Anheuser-Busch Inbev S.A./N.V. (GTD by AB INBEV/BBR/COB): | | |
| 0.625%, 3-17-20(A) | EUR 770 | 903 |
| 2.650%, 2-1-21 | $ 739 | 728 |
| 3.300%, 2-1-23 | 945 | 933 |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 4.750%, 4-15-58 | 1,225 | 1,187 |
| | | 3,751 |
| Drug Retail – 0.4% | | |
| CVS Health Corp., 5.050%, 3-25-48 | 822 | 840 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Drug Retail (Continued) | | |
| CVS Health Corp. (3-Month U.S. LIBOR plus 63 bps), 2.957%, 3-9-20(C) | $ 230 | $ 231 |
| | | 1,071 |
| Food Retail – 0.4% | | |
| Iceland Bondco plc, 4.625%, 3-15-25(A)(B) | GBP 770 | 926 |
| **Total Consumer Staples – 2.4%** | | **5,748** |
| Energy | | |
| Integrated Oil & Gas – 2.6% | | |
| Nexen Energy ULC, 6.400%, 5-15-37 | $ 458 | 554 |
| Pemex Project Funding Master Trust (GTD by Petroleos Mexicanos), 6.625%, 6-15-35 | 1,090 | 1,083 |
| Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.): | | |
| 4.750%, 1-14-25(A) | EUR 300 | 359 |
| 5.999%, 1-27-28 | $ 302 | 279 |
| 6.625%, 1-16-34(A) | GBP 200 | 253 |
| Petroleos Mexicanos, 5.350%, 2-12-28(B) | $ 669 | 630 |
| PT Perusahaan Gas Negara Tbk, 5.125%, 5-16-24 | 400 | 403 |
| Raizen Fuels Finance Ltd., 5.300%, 1-20-27(B) | 589 | 554 |
| Total Capital International S.A., 3.700%, 1-15-24 | 900 | 906 |
| Total S.A., 2.250%, 12-29-49(A) | EUR 1,075 | 1,281 |
| | | 6,302 |
| Oil & Gas Exploration & Production – 1.5% | | |
| BP Capital Markets plc (GTD by BP plc), 3.224%, 4-14-24 | $ 1,140 | 1,114 |
| Eni USA, Inc., 7.300%, 11-15-27 | 740 | 875 |
| Gazprom OAO Via Gaz Capital S.A., 4.250%, 4-6-24(A) | GBP 550 | 713 |
| Oil and Gas Holding Co., 7.500%, 10-25-27 | $ 400 | 394 |
| ONGC Videsh Vankorneft Pte. Ltd. (GTD by Oil and Natural Gas Corp. Ltd.), 3.750%, 7-27-26 | 508 | 468 |
| | | 3,564 |
| Oil & Gas Storage & Transportation – 0.4% | | |
| Kunlun Energy Co. Ltd., 3.750%, 5-13-25 | 464 | 451 |
| TransCanada PipeLines Ltd., 5.300%, 3-15-77 | 593 | 564 |
| | | 1,015 |
| **Total Energy—4.5%** | | **10,881** |

## CORPORATE DEBT SECURITIES (Continued)

| | | Principal | Value |
|---|---|---:|---:|
| **Financials** | | | |
| Asset Management & Custody Banks – 0.4% | | | |
| Charming Light Investments Ltd., 4.375%, 12-21-27 | $ | 258 | $ 244 |
| China Cinda Finance (2017) I Ltd., 4.400%, 3-9-27 | | 808 | 777 |
| | | | 1,021 |
| **Diversified Banks – 12.2%** | | | |
| ABN AMRO Bank N.V., 2.875%, 1-18-28(A) | EUR | 300 | 369 |
| Allied Irish Banks plc, 7.375%, 12-29-49(A) | | 400 | 508 |
| Banco Bilbao Vizcaya Argentaria S.A., 5.875%, 8-24-66(A) | | 400 | 471 |
| Banco Santander S.A., 6.750%, 7-25-66(A) | | 800 | 1,001 |
| Bank of Communications Co. Ltd., 3.625%, 10-3-26(A) | | 804 | 960 |
| Bank of Ireland Group plc, 3.125%, 9-19-27(A) | GBP | 390 | 490 |
| Bank of Nova Scotia (The), 4.650%, 4-12-66 | $ | 360 | 338 |
| Bankia S.A., 6.000%, 10-18-66(A) | EUR | 600 | 704 |
| Banque Federative du Credit Mutuel, 2.625%, 3-31-27(A) | | 2,000 | 2,374 |
| Barclays plc: 3.125%, 1-17-24(A) | GBP | 400 | 518 |
| 5.875%, 12-15-65(A) | | 400 | 495 |
| Belfius Bank S.A., 3.625%, 4-16-67(A) | EUR | 600 | 581 |
| BNP Paribas S.A.: 3.375%, 1-9-25(B) | $ | 850 | 805 |
| 7.000%, 2-16-67(B) | | 200 | 201 |
| CaixaBank S.A.: 5.250%, 6-23-66(A) | EUR | 400 | 431 |
| 6.750%, 9-13-66(A) | | 400 | 501 |
| Commerzbank AG, 8.125%, 9-19-23 | $ | 300 | 342 |
| Coventry Building Society, 6.375%, 12-29-49(A) | GBP | 685 | 910 |
| Credit Agricole S.A., 6.500%, 6-23-66(A) | EUR | 790 | 1,004 |
| CYBG plc: 3.125%, 6-22-25(A) | GBP | 400 | 501 |
| 5.000%, 2-9-26(A) | | 158 | 211 |
| 8.000%, 6-8-66(A) | | 500 | 666 |
| DNB Bank ASA, 5.750%, 3-26-66 | $ | 400 | 400 |
| Erste Group Bank AG, 6.500%, 10-15-66(A) | EUR | 600 | 744 |
| European Investment Bank, 1.250%, 12-16-19 | $ | 183 | 180 |
| HSBC Holdings plc: 6.875%, 12-29-49 | | 400 | 414 |
| 6.250%, 9-23-66 | | 506 | 504 |
| Ibercaja Banco S.A., 7.000%, 7-6-66(A) | EUR | 400 | 465 |

## CORPORATE DEBT SECURITIES (Continued)

| | | Principal | Value |
|---|---|---:|---:|
| **Diversified Banks** (Continued) | | | |
| Intesa Sanpaola S.p.A.: 1.750%, 3-20-28(A) | EUR | 731 | $ 761 |
| 6.250%, 11-16-66(A) | | 200 | 231 |
| Intesa Sanpaolo S.p.A.: 1.125%, 3-4-22(A) | | 551 | 627 |
| 6.625%, 9-13-23(A) | | 613 | 825 |
| Lloyds Banking Group plc: 1.000%, 11-9-23(A) | | 390 | 444 |
| 1.500%, 9-12-27(A) | | 200 | 223 |
| Mediobanca S.p.A., 0.625%, 9-27-22(A) | | 1,192 | 1,312 |
| Mediobanca S.p.A. (3-Month EURIBOR plus 80 bps), 0.481%, 5-18-22(A)(C) | | 165 | 184 |
| Royal Bank of Scotland Group plc (The): 6.125%, 12-15-22 | $ | 310 | 325 |
| 1.750%, 3-2-26(A) | EUR | 1,000 | 1,130 |
| Santander UK Group Holdings plc, 3.571%, 1-10-23 | $ | 500 | 486 |
| Skandinaviska Enskilda Banken AB, 5.750%, 11-29-49 | | 810 | 815 |
| Societe Generale S.A., 1.125%, 1-23-25(A) | EUR | 1,000 | 1,129 |
| Toronto-Dominion Bank (3-Month U.S. LIBOR plus 26 bps), 2.594%, 9-17-20(C) | $ | 386 | 386 |
| UniCredit S.p.A.: 1.000%, 1-18-23(A) | EUR | 1,000 | 1,094 |
| 5.861%, 6-19-32 | $ | 600 | 535 |
| 6.625%, 12-3-66(A) | EUR | 400 | 459 |
| Unione di Banche Italiane S.p.A.: 0.750%, 10-17-22(A) | | 303 | 329 |
| 4.450%, 9-15-27(A) | | 805 | 921 |
| | | | 29,304 |
| **Diversified Capital Markets – 0.7%** | | | |
| Credit Suisse Group AG, 3.869%, 1-12-29(B) | $ | 660 | 621 |
| Investec plc, 6.750%, 12-5-66(A) | GBP | 500 | 652 |
| RBS Capital Trust II, 6.425%, 12-31-66 | $ | 280 | 331 |
| | | | 1,604 |
| **Investment Banking & Brokerage – 0.8%** | | | |
| Macquarie Group Ltd., 3.189%, 11-28-23(B) | | 921 | 884 |
| Morgan Stanley (3-Month U.S. LIBOR plus 140 bps), 3.742%, 10-24-23(C) | | 980 | 1,007 |
| | | | 1,891 |
| **Life & Health Insurance – 1.4%** | | | |
| China Life Insurance Co. Ltd., 4.000%, 7-3-75 | | 493 | 483 |
| Credit Agricole Assurances S.A., 2.625%, 1-29-48(A) | EUR | 400 | 425 |
| Just Group plc, 3.500%, 2-7-25(A) | GBP | 400 | 468 |

## CORPORATE DEBT SECURITIES (Continued)

| | | Principal | Value |
|---|---|---:|---:|
| **Life & Health Insurance** (Continued) | | | |
| Metropolitan Life Global Funding I, 3.450%, 12-18-26(B) | $ | 568 | $ 555 |
| NN Group N.V.: 4.625%, 1-13-48(A) | EUR | 241 | 299 |
| 4.500%, 7-15-66(A) | | 600 | 734 |
| Phoenix Group Holdings, 5.750%, 10-26-66(A) | GBP | 300 | 344 |
| | | | 3,308 |
| **Multi-Line Insurance – 1.4%** | | | |
| American International Group, Inc., 4.750%, 4-1-48 | $ | 707 | 691 |
| ASR Nederland N.V., 5.125%, 9-29-45(A) | EUR | 200 | 256 |
| Assicurazioni Generali S.p.A., 5.000%, 6-8-48(A) | | 600 | 710 |
| Aviva plc, 3.375%, 12-4-45(A) | | 434 | 508 |
| Axa S.A.: 3.250%, 5-28-49(A) | | 600 | 682 |
| 3.875%, 10-8-66(A) | | 500 | 608 |
| | | | 3,455 |
| **Property & Casualty Insurance – 0.5%** | | | |
| Chubb INA Holdings, Inc. (GTD by Chubb Ltd.), 2.500%, 3-15-38(A) | | 487 | 570 |
| Direct Line Insurance Group plc, 4.750%, 6-7-66(A) | GBP | 600 | 665 |
| | | | 1,235 |
| **Regional Banks – 0.2%** | | | |
| Fidelity Bank plc, 10.500%, 10-16-22(B) | $ | 580 | 591 |
| **Specialized Finance – 2.5%** | | | |
| Huarong Finance 2017 Co. Ltd., 4.250%, 11-7-27 | | 354 | 324 |
| Huarong Finance II Co. Ltd., 2.875%, 3-14-67 | | 231 | 213 |
| Japan Finance Organization for Municipalities, 2.125%, 10-25-23(B) | | 340 | 318 |
| John Deere Capital Corp., 1.250%, 10-9-19 | | 618 | 609 |
| Kommunalbanken A.S., 1.500%, 8-31-21(B) | | 686 | 656 |
| NewDay Bondco plc, 7.375%, 2-1-24(A) | GBP | 200 | 247 |
| Siemens Financieringsmaatschappij N.V., 2.200%, 3-16-20(B) | $ | 1,028 | 1,015 |
| Syngenta Finance N.V., 5.676%, 4-24-48(B) | | 300 | 269 |
| Tesco Corporate Treasury Services plc, 1.375%, 7-1-19(A) | EUR | 540 | 633 |
| Vonovia Finance B.V.: 1.750%, 1-25-27(A) | | 800 | 922 |
| 4.000%, 12-29-49(A) | | 600 | 740 |
| | | | 5,946 |

| CORPORATE DEBT SECURITIES (Continued) | | Principal | Value |
|---|---|---|---|
| **Thrifts & Mortgage Finance – 0.3%** | | | |
| Deutsche Pfandbriefbank AG, 2.875%, 6-28-27(A) | EUR | 700 | $ 809 |
| **Total Financials — 20.4%** | | | 49,164 |
| **Health Care** | | | |
| **Life Sciences Tools & Services – 0.2%** | | | |
| Thermo Fisher Scientific, Inc., 2.875%, 7-24-37(A) | | 350 | 414 |
| **Pharmaceuticals – 1.0%** | | | |
| Bayer AG, 3.000%, 7-1-75(A) | | 746 | 885 |
| Bayer U.S. Finance II LLC: | | | |
| 4.625%, 6-25-38(B) | $ | 268 | 256 |
| 4.875%, 6-25-48(B) | | 257 | 249 |
| Teva Pharmaceutical Finance II B.V.: | | | |
| 3.250%, 4-15-22(A) | EUR | 147 | 177 |
| 1.250%, 3-31-23(A) | | 300 | 328 |
| 1.125%, 10-15-24(A) | | 200 | 207 |
| 1.875%, 3-31-27(A) | | 300 | 299 |
| | | | 2,401 |
| **Total Health Care—1.2%** | | | 2,815 |
| **Industrials** | | | |
| **Construction & Engineering – 0.2%** | | | |
| Ferrovial Netherlands B.V., 2.124%, 5-14-66(A) | | 390 | 416 |
| **Industrial Conglomerates – 0.1%** | | | |
| Thyssenkrupp AG, 3.125%, 10-25-19(A) | | 343 | 408 |
| **Marine Ports & Services – 0.6%** | | | |
| CCCI Treasure Ltd. (GTD by China Communications Construction Co. Ltd.), 3.500%, 12-29-49 | $ | 834 | 824 |
| DP World Ltd., 6.850%, 7-2-37 | | 520 | 595 |
| | | | 1,419 |
| **Total Industrials—0.9%** | | | 2,243 |
| **Information Technology** | | | |
| **Internet Software & Services – 0.1%** | | | |
| Tencent Holdings Ltd., 3.595%, 1-19-28(B) | | 418 | 395 |
| **IT Consulting & Other Services – 0.2%** | | | |
| Capgemini SE, 1.750%, 7-1-20(A) | EUR | 400 | 477 |
| **Semiconductors – 0.2%** | | | |
| STATS ChipPAC Ltd., 8.500%, 11-24-20 | $ | 400 | 412 |

| CORPORATE DEBT SECURITIES (Continued) | | Principal | Value |
|---|---|---|---|
| **Systems Software – 0.3%** | | | |
| Microsoft Corp., 4.250%, 2-6-47 | $ | 702 | $ 736 |
| **Technology Hardware, Storage & Peripherals – 1.1%** | | | |
| Apple, Inc., 3.200%, 5-11-27 | | 1,093 | 1,056 |
| Hewlett Packard Enterprise Co.: | | | |
| 2.100%, 10-4-19(B) | | 610 | 604 |
| 4.900%, 10-15-25(D) | | 563 | 579 |
| 6.350%, 10-15-45(D) | | 310 | 318 |
| Hewlett Packard Enterprise Co. (3-Month U.S. LIBOR plus 72 bps), 3.104%, 10-5-21(C) | | 97 | 97 |
| | | | 2,654 |
| **Total Information Technology—1.9%** | | | 4,674 |
| **Materials** | | | |
| **Diversified Chemicals – 0.6%** | | | |
| CNAC (HK) Finbridge Co. Ltd., 1.750%, 6-14-22(A) | EUR | 578 | 667 |
| Dow Chemical Co. (The), 4.375%, 11-15-42 | $ | 892 | 845 |
| | | | 1,512 |
| **Diversified Metals & Mining – 0.2%** | | | |
| Glencore Finance (Europe) S.A. (GTD by Glencore Xstrata plc, Glencore International AG and Xstrata (Schweiz) AG), 3.375%, 9-30-20(A) | EUR | 507 | 624 |
| **Fertilizers & Agricultural Chemicals – 0.5%** | | | |
| Israel Chemicals Ltd., 6.375%, 5-31-38 | $ | 1,120 | 1,119 |
| **Paper Products – 0.3%** | | | |
| Domtar Corp.: | | | |
| 6.250%, 9-1-42 | | 476 | 467 |
| 6.750%, 2-15-44 | | 200 | 209 |
| | | | 676 |
| **Precious Metals & Minerals – 0.3%** | | | |
| China Minmetals Corp., 3.750%, 5-13-67 | | 725 | 670 |
| **Steel – 0.6%** | | | |
| CSN Islands XI Corp., 6.875%, 9-21-19 | | 470 | 467 |
| Vale Overseas Ltd., 6.250%, 8-10-26 | | 500 | 548 |
| Vallourec S.A., 2.250%, 9-30-24(A) | EUR | 500 | 485 |
| | | | 1,500 |
| **Total Materials – 2.5%** | | | 6,101 |

| CORPORATE DEBT SECURITIES (Continued) | | Principal | Value |
|---|---|---|---|
| **Real Estate** | | | |
| **Diversified Real Estate Activities – 0.8%** | | | |
| CPI Property Group S.A., 4.375%, 11-9-66(A) | EUR | 500 | $ 557 |
| Inmobiliaria Colonial Socimi S.A., 2.500%, 11-28-29(A) | | 1,000 | 1,128 |
| Vanke Real Estate (Hong Kong) Co. Ltd., 3.975%, 11-9-27 | $ | 335 | 302 |
| | | | 1,987 |
| **Diversified REITs – 0.1%** | | | |
| Aroundtown S.A., 3.000%, 10-16-29(A) | GBP | 200 | 245 |
| **Real Estate Development – 0.6%** | | | |
| China Evergrande Group, 8.250%, 3-23-22 | $ | 300 | 297 |
| Longfor Properties Co. Ltd., 4.500%, 1-16-28 | | 1,008 | 909 |
| Theta Capital Pte Ltd., 7.000%, 4-11-22 | | 400 | 336 |
| | | | 1,542 |
| **Real Estate Operating Companies – 0.6%** | | | |
| Grand City Properties S.A.: | | | |
| 1.500%, 2-22-27(A) | EUR | 700 | 768 |
| 2.500%, 10-24-66(A) | | 500 | 556 |
| | | | 1,324 |
| **Residential REITs – 0.6%** | | | |
| ADLER Real Estate AG, 2.125%, 2-6-24(A) | | 936 | 1,060 |
| Akelius Residential Property AB, 3.875%, 10-5-78(A) | | 300 | 348 |
| | | | 1,408 |
| **Total Real Estate – 2.7%** | | | 6,506 |
| **Telecommunication Services** | | | |
| **Integrated Telecommunication Services – 1.5%** | | | |
| AT&T, Inc., 4.250%, 6-1-43(A) | GBP | 353 | 475 |
| DKT Finance ApS, 9.375%, 6-17-23(B) | $ | 254 | 267 |
| Koninklijke KPN N.V., 7.500%, 2-4-19(A) | EUR | 540 | 643 |
| Telefonica Europe B.V.: | | | |
| 2.625%, 6-7-66(A) | | 700 | 775 |
| 3.875%, 9-22-66(A) | | 400 | 436 |
| Verizon Communications, Inc., 5.500%, 3-16-47 | $ | 860 | 938 |
| | | | 3,534 |

# SCHEDULE OF INVESTMENTS  IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

## CORPORATE DEBT SECURITIES (Continued)

| | | Principal | Value |
|---|---|---:|---:|
| **Wireless Telecommunication Service – 1.6%** | | | |
| Bharti Airtel Ltd., | | | |
| 4.375%, 6-10-25 . . . . . . . . . . | $ | 1,047 | $ 969 |
| SoftBank Group Corp.: | | | |
| 5.000%, 4-15-28(A) . . . . . . . . | EUR | 218 | 252 |
| 4.000%, 9-19-29(A) . . . . . . . . | | 450 | 473 |
| Vodafone Group plc: | | | |
| 2.950%, 2-19-23 . . . . . . . . . . | $ | 500 | 482 |
| 2.875%, 11-20-37(A) . . . . . . . | EUR | 770 | 893 |
| 5.250%, 5-30-48 . . . . . . . . . . | $ | 842 | 844 |
| | | | 3,913 |
| **Total Telecommunication Services – 3.1%** | | | 7,447 |
| **Utilities** | | | |
| **Electric Utilities – 0.5%** | | | |
| ENEL S.p.A., | | | |
| 3.375%, 11-24-81(A) . . . . . . . . | EUR | 400 | 441 |
| Perusahaan Listrik Negara, | | | |
| 6.150%, 5-21-48(B) . . . . . . . . . | $ | 400 | 415 |
| State Grid Europe Development (2014) plc, | | | |
| 1.500%, 1-26-22(A) . . . . . . . . | EUR | 309 | 367 |
| | | | 1,223 |
| **Gas Utilities – 0.2%** | | | |
| Origin Energy Finance Ltd.: | | | |
| 2.875%, 10-11-19(A) . . . . . . . . | | 200 | 239 |
| 2.500%, 10-23-20(A) . . . . . . . | | 300 | 364 |
| | | | 603 |
| **Multi-Utilities – 0.1%** | | | |
| Berkshire Hathaway Energy Co., | | | |
| 3.250%, 4-15-28 . . . . . . . . . . | $ | 134 | 127 |
| **Total Utilities – 0.8%** | | | 1,953 |
| **TOTAL CORPORATE DEBT SECURITIES – 41.4%** | | | $99,927 |

(Cost: $102,802)

## OTHER GOVERNMENT SECURITIES(E)

| | | Principal | Value |
|---|---|---:|---:|
| **Angola – 0.1%** | | | |
| Republic of Angola, | | | |
| 9.375%, 5-8-48 (B) . . . . . . . . . | | 200 | 211 |
| **Argentina – 0.3%** | | | |
| Republic of Argentina: | | | |
| 0.000%, 6-21-20 (A)(F) . . . . . . | ARS | 7,350 | 213 |
| 0.000%, 12-31-33 (A)(F) . . . . . | | 2,579 | 492 |
| | | | 705 |
| **Bermuda – 0.3%** | | | |
| Government of Bermuda, | | | |
| 4.854%, 2-6-24 . . . . . . . . . . . | $ | 730 | 760 |

## OTHER GOVERNMENT SECURITIES(E) (Continued)

| | | Principal | Value |
|---|---|---:|---:|
| **Brazil – 0.7%** | | | |
| Brazil Notas do Tesouro Nacional: | | | |
| 0.000%, 1-1-21 (A)(F) . . . . . . . . | BRL 1,574 | $ 394 |
| 0.000%, 1-1-25 (A)(F) . . . . . . . | 5,584 | 1,303 |
| | | | 1,697 |
| **Canada – 0.7%** | | | |
| Province of Ontario: | | | |
| 3.000%, 9-28-20 (A) . . . . . . . . | EUR | 620 | 767 |
| 2.550%, 2-12-21 . . . . . . . . . . . | $ | 487 | 480 |
| 2.250%, 5-18-22 . . . . . . . . . . | | 540 | 521 |
| | | | 1,768 |
| **Columbia – 0.3%** | | | |
| Republic of Colombia, | | | |
| 6.125%, 1-18-41 . . . . . . . . . . . . | | 623 | 706 |
| **Croatia – 0.2%** | | | |
| Republic of Croatia, | | | |
| 6.000%, 1-26-24 . . . . . . . . . . | | 400 | 435 |
| **Dominican Republic – 0.1%** | | | |
| Dominican Republic, | | | |
| 6.000%, 7-19-28 . . . . . . . . . . | | 234 | 238 |
| **Egypt – 0.8%** | | | |
| Arab Republic of Egypt: | | | |
| 4.750%, 4-16-26 (A) . . . . . . . . | EUR | 416 | 462 |
| 7.500%, 1-31-27 . . . . . . . . . . . | $ | 1,120 | 1,140 |
| 8.500%, 1-31-47 (B) . . . . . . . . . | | 277 | 278 |
| | | | 1,880 |
| **Germany – 4.5%** | | | |
| Bundesrepublik Deutschland: | | | |
| 0.500%, 2-15-28 (A) . . . . . . . . | EUR | 409 | 478 |
| 1.250%, 8-15-48 (A) . . . . . . . . | | 8,600 | 10,416 |
| | | | 10,894 |
| **Greece – 0.4%** | | | |
| Hellenic Republic, | | | |
| 3.500%, 1-30-23 (A) . . . . . . . . | | 800 | 938 |
| **Indonesia – 0.4%** | | | |
| Indonesia Government Bond: | | | |
| 3.700%, 1-8-22 (B) . . . . . . . . . | $ | 310 | 308 |
| 8.500%, 10-12-35 . . . . . . . . . . | | 200 | 274 |
| Republic of Indonesia, | | | |
| 6.625%, 2-17-37 . . . . . . . . . . . | | 300 | 351 |
| | | | 933 |
| **Ireland – 0.4%** | | | |
| Bank of Ireland, | | | |
| 7.375%, 12-29-49 (A) . . . . . . . . | EUR | 400 | 502 |
| Irish Government Bond, | | | |
| 2.400%, 5-15-30 (A) . . . . . . . . | | 343 | 451 |
| | | | 953 |

## OTHER GOVERNMENT SECURITIES(E) (Continued)

| | | Principal | Value |
|---|---|---:|---:|
| **Japan – 0.1%** | | | |
| Japan Finance Organization for Municipalities, | | | |
| 2.125%, 3-6-19 . . . . . . . . . . . | $ | 290 | $ 289 |
| **Lebanon – 0.2%** | | | |
| Lebanese Republic, | | | |
| 5.150%, 11-12-18 . . . . . . . . . . | | 500 | 496 |
| **Luxembourg – 0.2%** | | | |
| Amigo Luxembourg S.A., | | | |
| 7.625%, 1-15-24 (A) . . . . . . . . | GBP | 290 | 376 |
| **Mexico – 0.6%** | | | |
| Mexican Bonos, | | | |
| 10.000%, 12-5-24 (A) . . . . . . . | MXN 22,750 | 1,347 |
| **Norway – 4.4%** | | | |
| Norway Government Bond: | | | |
| 3.000%, 3-14-24 (A) . . . . . . . . | NOK 30,175 | 3,968 |
| 1.750%, 2-17-27 (A) . . . . . . . . | 54,210 | 6,596 |
| | | | 10,564 |
| **Oman – 0.2%** | | | |
| Oman Government Bond, | | | |
| 6.750%, 1-17-48 . . . . . . . . . . . | $ | 400 | 389 |
| **Panama – 0.7%** | | | |
| Republic of Panama: | | | |
| 7.125%, 1-29-26 . . . . . . . . . . . | | 500 | 596 |
| 9.375%, 4-1-29 . . . . . . . . . . . | | 816 | 1,157 |
| | | | 1,753 |
| **Peru – 0.8%** | | | |
| Republic of Peru: | | | |
| 7.350%, 7-21-25 . . . . . . . . . . | | 617 | 756 |
| 8.750%, 11-21-33 . . . . . . . . . . | | 785 | 1,160 |
| | | | 1,916 |
| **Portugal – 2.7%** | | | |
| Obrigacoes do Tesouro, | | | |
| 2.125%, 10-17-28 (A) . . . . . . . | EUR | 5,472 | 6,495 |
| **Qatar – 0.4%** | | | |
| Qatar Government Bond, | | | |
| 5.103%, 4-23-48 . . . . . . . . . . | $ | 900 | 936 |
| **Saudi Arabia – 0.6%** | | | |
| Saudi Arabia Government Bond: | | | |
| 4.625%, 10-4-47 . . . . . . . . . . | | 200 | 193 |
| 4.625%, 10-4-47 (B) . . . . . . . . | | 1,325 | 1,276 |
| | | | 1,469 |
| **South Africa – 1.3%** | | | |
| Republic of South Africa: | | | |
| 5.875%, 9-16-25 . . . . . . . . . . | | 427 | 434 |
| 3.750%, 7-24-26 (A) . . . . . . . . | EUR | 101 | 122 |
| 9.000%, 1-31-40 (A) . . . . . . . . | ZAR 38,060 | 2,476 |
| | | | 3,032 |

| OTHER GOVERNMENT SECURITIES(E) (Continued) | Principal | Value |
|---|---|---|
| South Korea – 0.3% | | |
| Korea National Oil Corp., | | |
| 2.875%, 3-27-22 (B) | $ 731 | $ 709 |
| | | |
| Spain – 0.6% | | |
| Telefonica Emisiones S.A.U., | | |
| 4.693%, 11-11-19 (A) | EUR 1,200 | 1,466 |
| | | |
| Sri Lanka – 0.5% | | |
| Republic of Sri Lanka: | | |
| 6.850%, 11-3-25 | $ 757 | 747 |
| 6.200%, 5-11-27 (B) | 380 | 356 |
| | | 1,103 |
| | | |
| Sweden – 0.7% | | |
| Kingdom of Sweden, | | |
| 0.125%, 4-24-23 (A)(B) | EUR 1,470 | 1,712 |
| | | |
| Tunisia – 0.3% | | |
| Banque Centrale de Tunisie, | | |
| 5.625%, 2-17-24(A) | 606 | 688 |
| | | |
| Turkey – 0.3% | | |
| Turkey Government Bond: | | |
| 3.500%, 2-20-19 (A) | TRY 3,643 | 604 |
| 6.000%, 3-25-27 | $ 200 | 182 |
| | | 786 |
| | | |
| United Arab Emirates – 0.4% | | |
| Abu Dhabi Government Bond, | | |
| 2.500%, 10-11-22 (B) | 960 | 924 |
| | | |
| TOTAL OTHER GOVERNMENT SECURITIES – 24.5% | | $58,568 |

(Cost: $60,644)

| UNITED STATES GOVERNMENT OBLIGATIONS | Principal | Value |
|---|---|---|
| Treasury Obligations – 19.1% | | |
| U.S. Treasury Bonds, | | |
| 4.500%, 2-15-36 | $ 976 | $ 1,158 |
| U.S. Treasury Notes: | | |
| 2.000%, 2-28-21 | 12,491 | 12,242 |
| 1.250%, 10-31-21 | 428 | 407 |
| 1.875%, 2-28-22(G) | 12,110 | 11,707 |
| 1.375%, 6-30-23(H) | 1,810 | 1,685 |
| 2.625%, 6-30-23 | 2,400 | 2,366 |
| 1.250%, 7-31-23 | 2,050 | 1,894 |
| 1.375%, 8-31-23 | 854 | 793 |
| 2.500%, 1-31-25 | 8,890 | 8,636 |
| 2.000%, 2-15-25 | 352 | 331 |
| 2.000%, 11-15-26 | 440 | 407 |
| 2.375%, 5-15-27(H) | 2,940 | 2,792 |
| 2.250%, 11-15-27(H) | 1,590 | 1,488 |
| | | 45,906 |
| | | |
| TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 19.1% | | $45,906 |

(Cost: $46,486)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Japan Government Treasury Bills – 3.7% | | |
| Japan Government Treasury Bills, | | |
| 0.000%, 12-10-18 (A)(K) | JPY 1,000,000 | $ 8,803 |
| | | |
| Master Note – 1.2% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.470%, 10-5-18(I) | $ 2,914 | 2,914 |
| | | |
| United Kingdom Government Treasury Bills – 5.4% | | |
| United Kingdom Government Treasury Bills, | | |
| 0.650%, 10-15-18 (A)(K) | GBP 10,000 | 13,031 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 10.3% | | $ 24,748 |
| (Cost: $24,985) | | |
| | | |
| TOTAL INVESTMENT SECURITIES – 95.9% | | $230,628 |
| (Cost: $236,001) | | |
| | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES(J) – 4.1% | | 9,900 |
| | | |
| NET ASSETS – 100.0% | | $240,528 |

## Notes to Schedule of Investments

*Not shown due to rounding.

(A) Principal amounts are denominated in the indicated foreign currency, where applicable (ARS — Argentine Peso, AUD — Australian Dollar, BRL — Brazilian Real, CAD — Canadian Dollar, CZK — Czech Koruna, EUR — Euro, GBP — British Pound, HUF — Hungarian Forint, JPY — Japanese Yen, MXN — Mexican Peso, NOK — Norwegian Krone, SEK — Swedish Krona, TRY — Turkish New Lira and ZAR — South African Rand).

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $16,418 or 6.8% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2018.

(E) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Zero coupon bond.

(G) All or a portion of securities with an aggregate value of $1,286 have been pledged as collateral on open futures contracts.

(H) All or a portion of securities with an aggregate value of $661 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(I)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(J)Cash of $1,173 is held in collateralized accounts for centrally cleared swap agreement collateral.

(K)Rate shown is the yield to maturity at September 30, 2018.

The following centrally cleared credit default swaps – sold protection [1] were outstanding at September 30, 2018:

| Index | Receive Fixed Rate | Maturity Date | Implied Credit Spread at September 30, 2018[2] | Notional Amount[3] | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation |
|---|---|---|---|---|---|---|---|
| 5-Year Credit Derivatives Index - High Yield | 5.000% | 12–20–22 | 4.032% | 2,900 | $ 229 | $ 174 | $ 55 |
| 5-Year Credit Derivatives Index - High Yield | 5.000% | 12–20–22 | 4.032 | 5,800 | 457 | 340 | 117 |
| 5-Year Credit Derivatives Index - High Yield | 5.000% | 12–20–22 | 4.032 | 4,600 | 362 | 306 | 56 |
| Republic of South Africa | 1.000% | 6–20–22 | 2.215 | 100 | (2) | (3) | 1 |
| | | | | | $1,046 | $ 817 | $229 |

The following over the counter credit default swaps – buy protection[4] were outstanding at September 30, 2018:

| Referenced Obligation | Counterparty | (Pay) Fixed Rate | Maturity Date | Notional Amount[3] | Value | Upfront Payments/ (Receipts) | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Republic of Korea | Barclays Bank plc | (1.000%) | 12-20-22 | 6,800 | $(188) | $(83) | $(105) |

The following over the counter credit default swaps – sold protection[1] were outstanding at September 30, 2018:

| Referenced Obligation | Counterparty | Receive Fixed Rate | Maturity Date | Implied Credit Spread at September 30, 2018[2] | Notional Amount[3] | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| Casino Guichard Perrachon SA | Barclays Bank plc | 1.000% | 6–20–23 | 7.908% | 200 | $(35) | $(26) | $ (9) |
| Casino Guichard Perrachon SA | Barclays Bank plc | 1.000% | 6–20–23 | 7.908 | 300 | (52) | (40) | (12) |
| Republic of South Africa | Citibank N.A. | 1.000% | 6–20–22 | 2.215 | 300 | (7) | (9) | 2 |
| Republic of South Africa | Morgan Stanley & Co. International plc | 1.000% | 12–20–21 | 2.049 | 100 | (2) | (5) | 3 |
| | | | | | | $(96) | $(80) | $(16) |

(1)If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) pay to the buyer of protection an amount equal to the notional amount of the swap and/or deliver the referenced obligation or underlying securities comprising the referenced index or (ii) pay a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(2)Implied credit spreads, represented in absolute terms, utilized in determining the market value of credit default swap agreements on corporate issues, sovereign issues, or an index as of period end serve as an indicator of the current status of the payment/performance risk and represent the likelihood or risk of default for the credit derivative. Wider credit spreads represent a deterioration of the referenced entity's credit soundness and a greater likelihood or risk of default or other credit event occurring as defined under the terms of the agreement.

(3)The maximum potential amount the Fund could be required to pay as a seller of credit protection or receive as a buyer of credit protection if a credit event occurs as defined under the terms of the swap agreement.

(4)If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and take delivery of the referenced obligation or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

SEPTEMBER 30, 2018

The following forward foreign currency contracts were outstanding at September 30, 2018:

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| South African Rand | 77,150 | U.S. Dollar | 5,228 | 10–17–18 | Barclays Capital, Inc. | $ — | $ 217 |
| New Taiwan Dollar | 78,808 | U.S. Dollar | 2,567 | 12–12–18 | Barclays Capital, Inc. | — | 35 |
| Australian Dollar | 130 | U.S. Dollar | 94 | 10–17–18 | Citibank N.A. | — | —* |
| Czech Koruna | 4,560 | U.S. Dollar | 208 | 10–17–18 | Citibank N.A. | 2 | — |
| Hungarian Forint | 400,840 | U.S. Dollar | 1,441 | 10–17–18 | Citibank N.A. | 1 | — |
| Mexican Peso | 72,560 | U.S. Dollar | 3,825 | 10–17–18 | Citibank N.A. | — | 42 |
| New Zealand Dollar | 300 | U.S. Dollar | 198 | 10–17–18 | Citibank N.A. | — | 1 |
| U.S. Dollar | 2,421 | Philippine Peso | 129,301 | 11–5–18 | Citibank N.A. | — | 35 |
| U.S. Dollar | 120 | Brazilian Real | 501 | 11–16–18 | Citibank N.A. | 4 | — |
| Japanese Yen | 1,000,291 | U.S. Dollar | 8,990 | 12–10–18 | Citibank N.A. | 138 | — |
| Euro | 4,228 | Swedish Krona | 44,200 | 10–17–18 | Deutsche Bank AG | 64 | — |
| Norwegian Krone | 87,500 | U.S. Dollar | 10,671 | 10–17–18 | Deutsche Bank AG | — | 87 |
| Turkish New Lira | 3,310 | U.S. Dollar | 526 | 10–17–18 | Deutsche Bank AG | — | 17 |
| U.S. Dollar | 4,842 | Canadian Dollar | 6,300 | 10–17–18 | Deutsche Bank AG | 37 | — |
| South Korean Won | 492,259 | U.S. Dollar | 437 | 11–5–18 | Deutsche Bank AG | — | 7 |
| U.S. Dollar | 1,828 | Brazilian Real | 7,200 | 11–16–18 | Deutsche Bank AG | — | 52 |
| British Pound | 10,000 | U.S. Dollar | 13,136 | 10–15–18 | Goldman Sachs International | 94 | — |
| British Pound | 9,450 | U.S. Dollar | 12,343 | 10–17–18 | Goldman Sachs International | 18 | — |
| Euro | 10,054 | Japanese Yen | 1,318,000 | 10–17–18 | Goldman Sachs International | — | 75 |
| Euro | 57,500 | U.S. Dollar | 67,381 | 10–17–18 | Goldman Sachs International | 540 | — |
| New Zealand Dollar | 364 | Euro | 206 | 10–17–18 | Goldman Sachs International | — | 2 |
| Romanian Leu | 330 | Euro | 71 | 10–17–18 | Goldman Sachs International | —* | — |
| Swedish Krona | 21,291 | Euro | 2,066 | 10–17–18 | Goldman Sachs International | 3 | — |
| Philippine Peso | 133,405 | U.S. Dollar | 2,499 | 11–5–18 | Goldman Sachs International | 37 | — |
| Brazilian Real | 14,990 | U.S. Dollar | 3,644 | 11–16–18 | Goldman Sachs International | — | 54 |
| Euro | 2,072 | Swedish Krona | 22,000 | 12–4–18 | Goldman Sachs International | 70 | — |
| Hungarian Forint | 104,800 | U.S. Dollar | 381 | 10–17–18 | Morgan Stanley International | 4 | — |
| U.S. Dollar | 2,152 | Indian Rupee | 149,168 | 11–1–18 | Morgan Stanley International | — | 106 |
| South Korean Won | 7,702,132 | U.S. Dollar | 6,900 | 11–5–18 | Morgan Stanley International | — | 46 |
| | | | | | | $1,012 | $776 |

The following futures contracts were outstanding at September 30, 2018 (contracts unrounded):

| Description | Type | Number of Contracts | Expiration Date | Notional Amount | Value | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|
| BTP Italian Government Bond | Long | 2 | 12-6-18 | 200 | $ 288 | $ 2 |
| Euro-Bobl 5-Year Bond | Short | 35 | 12-6-18 | 3,500 | (5,311) | 26 |
| Euro-Buxl 30-Year Bond | Long | 14 | 12-6-18 | 1,400 | 2,833 | (4) |
| Euro-OAT France Government 10-Year Bond | Short | 110 | 12-6-18 | 11,000 | (19,291) | 163 |
| Euro-Schatz | Long | 1 | 12-6-18 | 100 | 130 | —* |
| Euro-Bund 10-Year Bond | Short | 94 | 12-10-18 | 9,400 | (17,330) | 95 |
| U.S. 30-Year Treasury Bond | Short | 101 | 12-19-18 | 10,100 | (14,191) | 403 |
| U.S. 10-Year Treasury Note | Short | 80 | 12-28-18 | 8,000 | (9,503) | 122 |
| U.S. 10-Year Ultra Treasury Note | Long | 34 | 12-28-18 | 3,400 | 4,284 | (78) |
| U.S. 2-Year Treasury Note | Long | 46 | 12-28-18 | 9,200 | 9,694 | (28) |
| U.S. Treasury Ultra Long Bond | Short | 18 | 12-28-18 | 1,800 | (2,777) | 109 |
| United Kingdom Long Gilt | Short | 41 | 12-28-18 | 4,100 | (6,463) | 76 |
| U.S. 5-Year Treasury Note | Long | 263 | 12-31-18 | 26,300 | 29,581 | 32 |
| | | | | | $(28,056) | $ 918 |

The following centrally cleared interest rate swap agreements were outstanding at September 30, 2018:

| Counterparty | Pay/Receive Floating Rate | Floating Rate Index | Fixed Rate | Maturity Date | Notional Amount(A) | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| Morgan Stanley & Co. International plc | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 8.420% | 8/10/2028 | MXN3,018 | $ (19) | $— | $ (19) |
| Morgan Stanley & Co. International plc | Pay | 3-Month Canadian Dollar Offered Rate | 2.668% | 3/14/2028 | CAD16,548 | (156) | — | (156) |
| Morgan Stanley & Co. International plc | Pay | 3-Month LIBOR | 2.933% | 6/22/2022 | $33,306 | (126) | — | (126) |
| Morgan Stanley & Co. International plc | Receive | 3-Month LIBOR | 2.860% | 2/26/2025 | 10,246 | 108 | — | 108 |
| Morgan Stanley & Co. International plc | Receive | 3-Month LIBOR | 2.398% | 11/16/2045 | 4,397 | 376 | — | 376 |
| Morgan Stanley & Co. International plc | Receive | 3-Month Stockholm Interbank Offered Rate | 1.223% | 3/14/2028 | SEK13,979 | (20) | — | (20) |
| Morgan Stanley & Co. International plc | Receive | 6-Month Bank Bill Swap Rate | 2.481% | 6/22/2022 | AUD31,798 | (148) | — | (148) |
| Morgan Stanley & Co. International plc | Receive | 6-Month Prague Interbank Offered Rate | 0.958% | 7/3/2022 | CZK6,361 | 293 | — | 293 |
| | | | | | | $308 | $— | $308 |

The following over the counter interest rate swap agreements were outstanding at September 30, 2018:

| Counterparty | Pay/Receive Floating Rate | Floating Rate Index | Fixed Rate | Maturity Date | Notional Amount(A) | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| Barclays Bank plc | Receive | 6-Month Budapest Interbank Offered Rate | 0.920% | 4/5/2020 | HUF13,744 | $ (77) | $— | $ (77) |
| Barclays Bank plc | Receive | 6-Month Budapest Interbank Offered Rate | 0.920% | 4/5/2020 | 2,240 | (13) | (2) | (11) |
| | | | | | | $(90) | $(2) | $(88) |

The following written options were outstanding at September 30, 2018 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Notional Amount | Expiration Month | Exercise Price(A) | Premium Received | Value |
|---|---|---|---|---|---|---|---|---|
| EUR versus USD | Morgan Stanley & Co., Inc. | Call | 17,853,649 | 17,854 | November 2018 | $ 1.18 | $ 178 | $ (101) |
| | Deutsche Bank AG | Put | 17,853,649 | 17,854 | February 2019 | 1.21 | 814 | (600) |
| | Deutsche Bank AG | Put | 5,200,000 | 5,200 | February 2019 | 1.21 | 52 | (175) |
| Euro-Bund December Futures | N/A | Put | 37 | 3,700 | October 2018 | EUR 158.50 | 18 | (27) |
| | N/A | Put | 72 | 7,200 | November 2018 | 157.00 | 23 | (37) |
| iTraxx Europe Crossover Series 29 Index | Deutsche Bank AG | Call | 5,900,000 | 5,900 | October 2018 | 275.00 | 18 | (10) |
| iTraxx Europe Crossover Series 30 Index | Morgan Stanley & Co., Inc. | Call | 6,100,000 | 6,100 | December 2018 | 250.00 | 11 | (8) |
| USD versus BRL | Goldman Sachs International | Call | 7,288,000 | 7,288 | November 2018 | $ 4.57 | 121 | (62) |
| USD versus JPY | Morgan Stanley & Co., Inc. | Put | 6,930,000 | 6,930 | October 2018 | 107.40 | 46 | (1) |
| USD versus TWD | Morgan Stanley & Co., Inc. | Put | 4,500,000 | 4,500 | March 2019 | 27.20 | 36 | —* |
| | Morgan Stanley & Co., Inc. | Call | 4,500,000 | 4,500 | March 2019 | 29.48 | 123 | (116) |
| USD versus ZAR | Morgan Stanley & Co., Inc. | Call | 3,401,421 | 3,401 | August 2019 | 18.07 | 101 | (72) |
| | | | | | | | $1,541 | $(1,209) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Purchased Options | $ 96 | $ 1,383 | $ — |
| Corporate Debt Securities | — | 99,927 | — |
| Other Government Securities | — | 58,568 | — |
| United States Government Obligations | — | 45,906 | — |
| Short-Term Securities | — | 24,748 | — |
| Total | $ 96 | $230,532 | $ — |
| Centrally Cleared Credit Default Swaps | $ — | $ 229 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 1,012 | $ — |
| Futures Contracts | $1,028 | $ — | $ — |
| Centrally Cleared Interest Rate Swaps | $ — | $ 777 | $ — |
| **Liabilities** | | | |
| Over the Counter Credit Default Swaps | $ — | $ 284 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 776 | $ — |
| Futures Contracts | $ 110 | $ — | $ — |
| Centrally Cleared Interest Rate Swaps | $ — | $ 469 | $ — |
| Over the Counter Interest Rate Swaps | $ — | $ 90 | $ — |
| Written Options | $ 64 | $ 1,145 | $ — |

During the year ended September 30, 2018, securities totaling $4 were transferred from Level 1 to Level 2 due to the lack of observable market data due to decreased market activity or information for these securities. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust

## Country Diversification

(as a % of net assets)

| | |
|---|---|
| United States | 26.3% |
| United Kingdom | 6.1% |
| Germany | 6.0% |
| Norway | 5.1% |
| France | 4.4% |
| Netherlands | 3.9% |
| Italy | 3.3% |
| Portugal | 2.7% |
| Spain | 2.6% |
| China | 1.8% |

## Country Diversification (Continued)

| | |
|---|---|
| Luxembourg | 1.6% |
| Mexico | 1.6% |
| South Africa | 1.5% |
| Canada | 1.4% |
| Sweden | 1.1% |
| Japan | 0.5% |
| Other Countries | 15.1% |
| Other+ | 15.0% |

+Includes options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)

*Ivy PineBridge High Yield Fund is subadvised by PineBridge Investments LLC.*

*Below, John Yovanovic, CFA, Dan Purser and Jeremy Burton, CFA, portfolio managers of the Ivy PineBridge High Yield Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2018. Mr. Yovanovic has managed the Fund since May 2017 and has 18 years of industry experience. Mr. Purser has managed the Fund since May 2017 and has 23 years of industry experience. Mr. Burton has managed the Fund since May 2017 and has 15 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2018

| | |
|---|---|
| Ivy PineBridge High Yield Fund<br>(Class A — at net asset value) | 1.71% |
| Ivy PineBridge High Yield Fund<br>(Class A — including sales charges) | -4.15% |

| Benchmark(s) and/or Lipper Category | |
|---|---|
| Bloomberg Barclays U.S. Corporate High-Yield Index<br>(generally reflects the performance of securities representing the corporate high yield market) | 3.05% |
| Lipper High Yield Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 2.27% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value.*

## Market Update

At the beginning of the fiscal year, high yield spreads and broader risk assets outperformed as the optimism around corporate earnings and a pro-reflationary rise in equities more than offset the impact of Treasury rate concerns. Volatility in high yield towards the end of 2017 was short-lived as the market was able to easily absorb new tax legislation, a Federal Reserve (Fed) rate hike and multi-year highs in oil prices.

The first six months of 2018 was a tale of two halves for credit markets. Spreads continued tightening amid solid gains for equity markets and higher oil prices. The narrative for corporate fundamentals continued to improve with upgrades to global growth expectations and optimism around the impact of new tax reform. However, enthusiasm began to wane amidst volatility in equity and oil markets, concerns over U.S. trade policy and the impact on global growth, along with U.S. Treasury yields surging to the highest levels since 2014.

Negative investor sentiment translated into outflows from mutual funds and ETFs, creating a negative technical environment and driving spreads wider. This continued as evidence of stronger global growth and wage gains led to concerns around inflation and the potential for a more accelerated pace of central bank policy tightening. In March and June, investors had to contend with Fed rate hikes and a Federal Open Market Committee (FOMC) meeting that leaned slightly hawkish. On the global front, the European Central Bank announced it would end its bond purchase program by the end of 2018, but signaled any interest rate hike was still distant.

Towards the end of the fiscal year, high yield spreads performed well in the third quarter amid a backdrop of renewed optimism related U.S. trade policy, easing pressure in select emerging markets, higher oil and commodity prices and fresh record highs in U.S. equity markets. Treasury rates traded higher across all maturities on the curve. New issue supply remained subdued as only $42.1 billion priced which is historically low. The high yield market remains significantly undersupplied at the end of the fiscal year.

## Performance and Positioning

For the fiscal year ended September 30, 2018, the Ivy PineBridge High Yield Fund underperformed its Lipper peer group and its benchmark. Both sector selection and security selection served as minor detractors during the year. From a sector selection standpoint, the Fund benefitted from an underweight allocation to the banking and automotive sectors. However, these contributions were more than offset by the cash drag and the impact of an underweight allocation to the pharmaceutical sector. From a security selection standpoint, wireless and technology names detracted and more than offset contributions from finance companies and automotive names in the portfolio.

The Fund's maturity positioning remains underweight the front-end of the yield curve as many of these bonds have been trading above par and offer little potential for capital appreciation. Our preference is the belly of the yield curve, where we

believe our credit selection expertise can drive outperformance by identifying securities that stand to benefit from potential spread compression. This has resulted in a longer duration profile, a less negative convexity and has contributed to the Fund's yield and spread differential relative its benchmark.

From a credit rating standpoint, we prefer core single-B rated credits, as this area has presented the largest number of attractively priced securities. We are underweight the most interest rate sensitive rating tier (BB rated) and we are also underweight the rating tier with the largest default risk (CCC rated). The Fund is overweight real estate investment trusts (REITS) and other industrial and basic industry sectors, while underweight consumer non-cyclical, capital goods and banking sectors.

## Outlook

Sales and earnings estimates appear to remain strong for the next couple quarters for public issuers with high yield debt and the equity market. Investors remain disciplined on credit despite a notable lack of supply. From a valuation standpoint, we remain in the 310-370 option-adjusted spread range, implying a default rate of approximately 2%.

Overall levels look fair-to-fully valued as we see the potential for headwinds from the Treasury curve and the impact of collateralized loan obligation/loan spreads balanced by the tailwinds of strong earnings from the leveraged finance issuer base. Technical conditions remain positive overall with volatile flows and continued light primary calendar. Trade war fears and commodity price movement continue to have outsized influence on day-to-day fund flows.

**The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.**

**Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends, and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy PineBridge High Yield Fund.**

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 92.6% |
|    Corporate Debt Securities | 92.4% |
|    Asset-Backed Securities | 0.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 7.4% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 1.9% |
|    BBB | 1.9% |
| Non-Investment Grade | 90.7% |
|    BB | 29.0% |
|    B | 51.1% |
|    CCC | 9.9% |
|    Non-rated | 0.7% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 7.4% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | Ivy PineBridge High Yield Fund (Class A)[1] .................................... | $9,839 |
| | Bloomberg Barclays U.S. Corporate High Yield Index............................ | $10,588 |

5-18
2017

9-30
2017

9-30
2018

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

[1]*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class I | Class N | Class R |
|---|---|---|---|---|
| 1-year period ended 9-30-18 | -4.15% | 2.10% | 2.00% | 1.19% |
| 5-year period ended 9-30-18 | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — |
| Since Inception of Class through 9-30-18[4] | -1.18% | 3.54% | 3.46% | 2.70% |

[2]*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class I, Class N, and Class R shares are not subject to sales charges.*

[3]*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

[4]*5-18-17 for Class A shares, 5-18-17 for Class I shares, 5-18-17 for Class N shares and 5-18-17 for Class R shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| ASSET-BACKED SECURITIES | Principal | Value |
|---|---|---|
| United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9–3–22 . . . . . . . . . . . . . | $203 | $ 203 |
| **TOTAL ASSET-BACKED SECURITIES – 0.2%** | | **$ 203** |
| (Cost: $207) | | |

**CORPORATE DEBT SECURITIES**

**Consumer Discretionary**

| Auto Parts & Equipment – 0.5% | | |
|---|---|---|
| Delphi Jersey Holdings plc, 5.000%, 10–1–25(A) . . . . . . . . . . | 430 | 405 |

| Automotive Retail – 0.9% | | |
|---|---|---|
| Allison Transmission, Inc., 5.000%, 10–1–24(A) . . . . . . . . . . | 361 | 359 |
| Asbury Automotive Group, Inc., 6.000%, 12–15–24 . . . . . . . . . . . . | 157 | 159 |
| Lithia Motors, Inc., 5.250%, 8–1–25(A) . . . . . . . . . . | 259 | 248 |
| | | 766 |

| Broadcasting – 1.9% | | |
|---|---|---|
| Gray Television, Inc.: | | |
| 5.125%, 10–15–24(A) . . . . . . . . . . | 448 | 433 |
| 5.875%, 7–15–26(A) . . . . . . . . . . | 97 | 96 |
| Sirius XM Radio, Inc., 5.375%, 7–15–26(A) . . . . . . . . . . | 515 | 511 |
| Univision Communications, Inc., 5.125%, 5–15–23(A) . . . . . . . . . . | 660 | 632 |
| | | 1,672 |

| Cable & Satellite – 8.3% | | |
|---|---|---|
| Altice Financing S.A., 7.500%, 5–15–26(A) . . . . . . . . . . | 655 | 639 |
| Altice France S.A., 7.375%, 5–1–26(A) . . . . . . . . . . . . | 865 | 866 |
| Altice S.A., 7.625%, 2–15–25(A)(B) . . . . . . . . | 900 | 816 |
| Block Communications, Inc., 6.875%, 2–15–25(A) . . . . . . . . . . | 799 | 819 |
| CCO Holdings LLC and CCO Holdings Capital Corp.: | | |
| 5.875%, 4–1–24(A) . . . . . . . . . . . . | 338 | 345 |
| 5.375%, 5–1–25(A) . . . . . . . . . . | 275 | 273 |
| 5.000%, 2–1–28(A) . . . . . . . . . . | 235 | 221 |
| CSC Holdings LLC: | | |
| 6.750%, 11–15–21 . . . . . . . . . . . . | 380 | 400 |
| 5.500%, 4–15–27(A) . . . . . . . . . . | 415 | 404 |
| DISH DBS Corp., 6.750%, 6–1–21 . . . . . . . . . . . . . | 390 | 398 |
| Hughes Satellite Systems Corp., 6.625%, 8–1–26 . . . . . . . . . . . . | 515 | 498 |
| Intelsat Jackson Holdings S.A.: | | |
| 5.500%, 8–1–23 . . . . . . . . . . . . | 930 | 857 |
| 8.500%, 10–15–24(A) . . . . . . . . . | 288 | 291 |
| Telesat Canada and Telesat LLC, 8.875%, 11–15–24(A) . . . . . . . . . . | 390 | 417 |
| | | 7,244 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Casinos & Gaming – 3.8% | | |
| ESH Hospitality, Inc., 5.250%, 5–1–25(A) . . . . . . . . . . | $800 | $ 776 |
| Everi Payments, Inc., 7.500%, 12–15–25(A) . . . . . . . . . | 545 | 550 |
| GLP Capital L.P. and GLP Financing II, Inc., 5.375%, 4–15–26 . . . . . . . . . . . . | 450 | 457 |
| Golden Nugget, Inc., 8.750%, 10–1–25(A) . . . . . . . . . . | 218 | 229 |
| International Game Technology plc, 6.500%, 2–15–25(A) . . . . . . . . . . | 395 | 410 |
| LHMC Finco S.a.r.l., 7.875%, 12–20–23(A) . . . . . . . . . . | 445 | 452 |
| Scientific Games International, Inc. (GTD by Scientific Games Corp.), 5.000%, 10–15–25(A) . . . . . . . . . | 445 | 423 |
| | | 3,297 |

| Consumer Electronics – 0.4% | | |
|---|---|---|
| Conn's, Inc., 7.250%, 7–15–22 . . . . . . . . . . . . | 357 | 354 |

| Homebuilding – 1.6% | | |
|---|---|---|
| Mattamy Group Corp., 6.500%, 10–1–25(A) . . . . . . . . . . . | 443 | 430 |
| Weekley Homes LLC and Weekley Finance Corp., 6.000%, 2–1–23 . . . . . . . . . . . . . | 625 | 604 |
| William Lyon Homes, 6.000%, 9–1–23 . . . . . . . . . . . . . | 400 | 386 |
| | | 1,420 |

| Hotels, Resorts & Cruise Lines – 0.9% | | |
|---|---|---|
| Wyndham Worldwide Corp.: | | |
| 4.150%, 4–1–24 . . . . . . . . . . . . . . | 415 | 403 |
| 4.500%, 4–1–27 . . . . . . . . . . . . . | 420 | 396 |
| | | 799 |

| Internet & Direct Marketing Retail – 0.9% | | |
|---|---|---|
| Netflix, Inc., 5.875%, 2–15–25 . . . . . . . . . . . . | 490 | 506 |
| Travelport Corporate Finance plc, 6.000%, 3–15–26(A) . . . . . . . . . . | 304 | 309 |
| | | 815 |

| Publishing – 1.4% | | |
|---|---|---|
| A. H. Belo Corp., 7.750%, 6–1–27 . . . . . . . . . . . . . . | 327 | 351 |
| E.W. Scripps Co., 5.125%, 5–15–25(A) . . . . . . . . . . | 429 | 412 |
| McGraw–Hill Global Education Holdings LLC and McGraw-Hill Global Education Finance, Inc., 7.875%, 5–15–24(A) . . . . . . . . . . | 470 | 421 |
| | | 1,184 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Restaurants – 0.3% | | |
| Brinker International, Inc. (GTD by Brinker Restaurant Corp., Brinker Texas, Inc. and Brinker Florida, Inc.), 5.000%, 10–1–24(A) . . . . . . . . . . | $225 | $ 213 |

| Specialized Consumer Services – 0.5% | | |
|---|---|---|
| frontdoor, Inc., 6.750%, 8–15–26(A) . . . . . . . . . . | 414 | 427 |

| Specialty Stores – 1.2% | | |
|---|---|---|
| Arch Merger Sub, Inc., 8.500%, 9–15–25(A) . . . . . . . . . . | 655 | 615 |
| Party City Holdings, Inc., 6.625%, 8–1–26(A) . . . . . . . . . . | 418 | 423 |
| | | 1,038 |

| **Total Consumer Discretionary – 22.6%** | | **19,634** |
|---|---|---|

**Consumer Staples**

| Food Retail – 0.8% | | |
|---|---|---|
| Albertsons Cos. LLC, Safeway, Inc., New Albertson's, Inc. and Albertson's LLC, 5.750%, 3–15–25 . . . . . . . . . . . . | 784 | 702 |

| Household Products – 0.5% | | |
|---|---|---|
| First Quality Finance Co., Inc., 5.000%, 7–1–25(A) . . . . . . . . . . | 429 | 401 |

| Packaged Foods & Meats – 1.7% | | |
|---|---|---|
| JBS USA LLC and JBS USA Finance, Inc.: | | |
| 5.875%, 7–15–24(A) . . . . . . . . . . | 587 | 578 |
| 5.750%, 6–15–25(A) . . . . . . . . . . | 135 | 132 |
| Land O'Lakes Capital Trust I, 7.450%, 3–15–28(A) . . . . . . . . . . | 167 | 181 |
| Pilgrim's Pride Corp., 5.875%, 9–30–27(A) . . . . . . . . . . | 655 | 619 |
| | | 1,510 |

| Personal Products – 0.4% | | |
|---|---|---|
| Coty, Inc., 6.500%, 4–15–26(A) . . . . . . . . . . | 400 | 373 |

| **Total Consumer Staples – 3.4%** | | **2,986** |
|---|---|---|

**Energy**

| Coal & Consumable Fuels – 0.4% | | |
|---|---|---|
| CONSOL Energy, Inc., 6.875%, 6–15–25(A) . . . . . . . . . . | 380 | 395 |

| Integrated Oil & Gas – 0.3% | | |
|---|---|---|
| Apergy Corp., 6.375%, 5–1–26(A) . . . . . . . . . . | 271 | 278 |

| Oil & Gas Drilling – 2.4% | | |
|---|---|---|
| KCA Deutag UK Finance plc, 9.875%, 4–1–22(A) . . . . . . . . . . . | 475 | 473 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Oil & Gas Drilling** (Continued) | | |
| Noble Holding International Ltd.: | | |
| 7.750%, 1–15–24(B) | $ 241 | $ 239 |
| 7.875%, 2–1–26(A) | 285 | 296 |
| Shelf Drilling Holdings Ltd., | | |
| 8.250%, 2–15–25(A) | 400 | 412 |
| Trinidad Drilling Ltd., | | |
| 6.625%, 2–15–25(A) | 667 | 660 |
| | | 2,080 |
| **Oil & Gas Equipment & Services – 1.7%** | | |
| Calfrac Holdings L.P., | | |
| 8.500%, 6–15–26(A) | 630 | 588 |
| Forum Energy Technologies, Inc., | | |
| 6.250%, 10–1–21 | 340 | 339 |
| Hi-Crush Partners L.P., | | |
| 9.500%, 8–1–26(A) | 625 | 581 |
| | | 1,508 |
| **Oil & Gas Exploration & Production – 4.7%** | | |
| Chaparral Energy, Inc., | | |
| 8.750%, 7–15–23(A) | 425 | 424 |
| Endeavor Energy Resources L.P., | | |
| 5.500%, 1–30–26(A) | 500 | 500 |
| Extraction Oil & Gas, Inc., | | |
| 5.625%, 2–1–26(A) | 425 | 376 |
| Hilcorp Energy I L.P. and Hilcorp Finance Co., | | |
| 5.000%, 12–1–24(A) | 650 | 634 |
| Lonestar Resources America, Inc., | | |
| 11.250%, 1–1–23(A) | 367 | 403 |
| Newfield Exploration Co., | | |
| 5.375%, 1–1–26 | 400 | 415 |
| Pioneer Energy Services Corp., | | |
| 6.125%, 3–15–22 | 425 | 372 |
| Sanchez Energy Corp., | | |
| 6.125%, 1–15–23 | 237 | 136 |
| Southwestern Energy Co., | | |
| 7.500%, 4–1–26 | 310 | 325 |
| WildHorse Resource Development Corp., | | |
| 6.875%, 2–1–25 | 470 | 485 |
| | | 4,070 |
| **Oil & Gas Refining & Marketing – 1.2%** | | |
| Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.), | | |
| 6.375%, 7–1–26 | 420 | 427 |
| PBF Holding Co. LLC and PBF Finance Corp., | | |
| 7.250%, 6–15–25 | 120 | 126 |
| QEP Resources, Inc., | | |
| 5.625%, 3–1–26 | 475 | 454 |
| | | 1,007 |
| **Oil & Gas Storage & Transportation – 4.4%** | | |
| Cheniere Corpus Christi Holdings LLC: | | |
| 7.000%, 6–30–24 | 525 | 575 |
| 5.125%, 6–30–27 | 200 | 201 |
| Energy Transfer Equity L.P., | | |
| 4.250%, 3–15–23 | 470 | 467 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Oil & Gas Storage & Transportation** (Continued) | | |
| Genesis Energy L.P. and Genesis Energy Finance Corp., | | |
| 6.000%, 5–15–23 | $550 | $ 542 |
| Holly Energy Partners L.P. and Holly Energy Finance Corp., | | |
| 6.000%, 8–1–24(A) | 424 | 434 |
| Rose Rock Midstream L.P. and Rose Rock Finance Corp.: | | |
| 5.625%, 7–15–22 | 600 | 596 |
| 5.625%, 11–15–23 | 154 | 149 |
| Summit Midstream Holdings LLC and Summit Midstream Finance Corp., | | |
| 5.500%, 8–15–22 | 500 | 500 |
| USA Compression Partners L.P., | | |
| 6.875%, 4–1–26(A) | 351 | 362 |
| | | 3,826 |
| **Total Energy – 15.1%** | | 13,164 |
| Financials | | |
| **Consumer Finance – 3.0%** | | |
| Credit Acceptance Corp., | | |
| 7.375%, 3–15–23 | 201 | 211 |
| Enova International, Inc.: | | |
| 8.500%, 9–1–24(A) | 500 | 501 |
| 8.500%, 9–15–25(A) | 250 | 249 |
| FirstCash, Inc., | | |
| 5.375%, 6–1–24(A) | 420 | 422 |
| Quicken Loans, Inc., | | |
| 5.750%, 5–1–25(A) | 500 | 499 |
| Springleaf Finance Corp.: | | |
| 6.875%, 3–15–25 | 600 | 600 |
| 7.125%, 3–15–26 | 165 | 164 |
| | | 2,646 |
| **Financial Exchanges & Data – 1.3%** | | |
| Donnelley Financial Solutions, Inc., | | |
| 8.250%, 10–15–24 | 609 | 643 |
| Financial & Risk U.S. Holdings, Inc.: | | |
| 6.250%, 5–15–26(A) | 131 | 131 |
| 8.250%, 11–15–26(A) | 315 | 313 |
| | | 1,087 |
| **Investment Banking & Brokerage – 0.7%** | | |
| LPL Holdings, Inc., | | |
| 5.750%, 9–15–25(A) | 575 | 563 |
| **Mortgage REITs – 1.3%** | | |
| iStar, Inc.: | | |
| 6.000%, 4–1–22 | 150 | 151 |
| 5.250%, 9–15–22 | 419 | 413 |
| Starwood Property Trust, Inc., | | |
| 4.750%, 3–15–25 | 600 | 574 |
| | | 1,138 |
| **Property & Casualty Insurance – 0.5%** | | |
| Amwins Group, Inc., | | |
| 7.750%, 7–1–26(A) | 430 | 447 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Specialized Finance – 3.4%** | | |
| CTR Partnership L.P. and CareTrust Capital Corp. (GTD by CareTrust REIT), | | |
| 5.250%, 6–1–25 | $438 | $ 427 |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp., | | |
| 6.020%, 6–15–26(A) | 395 | 421 |
| FS Energy and Power Fund, | | |
| 7.500%, 8–15–23(A) | 416 | 425 |
| Inmarsat Finance plc (GTD by Inmarsat Group Ltd.), | | |
| 6.500%, 10–1–24(A) | 420 | 426 |
| Navient Corp., | | |
| 5.625%, 8–1–33 | 750 | 628 |
| UPCB Finance IV Ltd., | | |
| 5.375%, 1–15–25(A) | 625 | 624 |
| | | 2,951 |
| **Total Financials – 10.2%** | | 8,832 |
| Health Care | | |
| **Health Care Facilities – 1.8%** | | |
| CHS/Community Health Systems, Inc. (GTD by Community Health Systems, Inc.), | | |
| 5.125%, 8–1–21(B) | 224 | 218 |
| HCA, Inc. (GTD by HCA Holdings, Inc.): | | |
| 6.500%, 2–15–20 | 375 | 389 |
| 5.250%, 6–15–26 | 300 | 309 |
| MEDNAX, Inc., | | |
| 5.250%, 12–1–23(A) | 621 | 622 |
| | | 1,538 |
| **Managed Health Care – 0.1%** | | |
| Centene Escrow I Corp., | | |
| 5.375%, 6–1–26(A) | 94 | 96 |
| **Pharmaceuticals – 1.4%** | | |
| Endo Finance LLC and Endo Finco, Inc. (GTD by Endo Ltd.), | | |
| 5.375%, 1–15–23(A)(C) | 247 | 217 |
| HLF Financing S.a.r.l. LLC and Herbalife International, Inc., | | |
| 7.250%, 8–15–26(A) | 63 | 64 |
| VRX Escrow Corp., | | |
| 5.875%, 5–15–23(A) | 960 | 932 |
| | | 1,213 |
| **Total Health Care – 3.3%** | | 2,847 |
| Industrials | | |
| **Aerospace & Defense – 0.6%** | | |
| Triumph Group, Inc., | | |
| 4.875%, 4–1–21 | 527 | 509 |
| **Building Products – 0.9%** | | |
| GCP Applied Technologies, Inc., | | |
| 5.500%, 4–15–26(A) | 340 | 334 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Building Products** (Continued) | | |
| Standard Industries, Inc., | | |
| 6.000%, 10–15–25(A) ......... | $400 | $  409 |
| | | 743 |
| **Commercial Printing – 0.7%** | | |
| Cimpress N.V., | | |
| 7.000%, 61–5–26(A) .......... | 630 | 636 |
| **Construction & Engineering – 0.6%** | | |
| Tutor Perini Corp., | | |
| 6.875%, 5–1–25(A) ........... | 550 | 565 |
| **Construction Machinery & Heavy Trucks – 0.6%** | | |
| J.B. Poindexter & Co., Inc., | | |
| 7.125%, 4–15–26(A) ........... | 520 | 539 |
| **Diversified Support Services – 0.5%** | | |
| Ahern Rentals, Inc., | | |
| 7.375%, 5–15–23(A) ........... | 430 | 424 |
| **Industrial Conglomerates – 0.8%** | | |
| Graham Holdings Co., | | |
| 5.750%, 6–1–26(A) ........... | 550 | 563 |
| Stevens Holding Co., Inc., | | |
| 6.125%, 10–1–26(A) ........... | 113 | 115 |
| | | 678 |
| **Industrial Machinery – 1.7%** | | |
| Cleaver-Brooks, Inc., | | |
| 7.875%, 3–1–23(A) ............ | 320 | 327 |
| Energizer Gamma Acquisition, Inc., | | |
| 6.375%, 7–15–26(A) ........... | 425 | 440 |
| Moog, Inc., | | |
| 5.250%, 12–1–22(A) ........... | 300 | 302 |
| Terex Corp., | | |
| 5.625%, 2–1–25(A) ........... | 426 | 423 |
| | | 1,492 |
| **Marine Ports & Services – 0.5%** | | |
| Great Lakes Dredge & Dock Corp., | | |
| 8.000%, 5–15–22 ............ | 425 | 437 |
| **Security & Alarm Services – 0.7%** | | |
| ADT Corp. (The): | | |
| 6.250%, 10–15–21 ............ | 104 | 109 |
| 4.125%, 6–15–23 ............. | 570 | 545 |
| | | 654 |
| **Trading Companies & Distributors – 1.6%** | | |
| Central Garden & Pet Co., | | |
| 5.125%, 2–1–28 .............. | 450 | 428 |
| H&E Equipment Services, Inc., | | |
| 5.625%, 9–1–25 .............. | 515 | 514 |
| Jurassic Holdings III, Inc., | | |
| 6.875%, 2–15–21(A) ........... | 422 | 411 |
| | | 1,353 |
| **Total Industrials – 9.2%** | | 8,030 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Information Technology** | | |
| **Application Software – 1.4%** | | |
| CDK Global, Inc., | | |
| 5.875%, 6–15–26 ............ | $363 | $  375 |
| Delta Merger Sub, Inc., | | |
| 6.000%, 9–15–26(A) .......... | 555 | 562 |
| Infor (U.S.), Inc., | | |
| 6.500%, 5–15–22 ............ | 230 | 233 |
| | | 1,170 |
| **Data Processing & Outsourced Services – 1.6%** | | |
| Alliance Data Systems Corp., | | |
| 5.875%, 11–1–21(A) ............ | 600 | 612 |
| Harland Clarke Holdings Corp., | | |
| 8.375%, 8–15–22(A) .......... | 836 | 802 |
| | | 1,414 |
| **Electronic Components – 1.0%** | | |
| EnerSys, | | |
| 5.000%, 4–30–23(A) .......... | 480 | 485 |
| TTM Technologies, Inc., | | |
| 5.625%, 10–1–25(A) ........... | 405 | 406 |
| | | 891 |
| **Electronic Equipment & Instruments – 0.5%** | | |
| Diebold, Inc., | | |
| 8.500%, 4–15–24(B) .......... | 562 | 402 |
| **Technology Distributors – 0.7%** | | |
| Ingram Micro, Inc., | | |
| 5.450%, 12–15–24(C) .......... | 632 | 622 |
| **Technology Hardware, Storage & Peripherals – 1.1%** | | |
| Inception Parent, Inc., Inception Merger Sub, Inc. and Rackspace Hosting, Inc., | | |
| 8.625%, 11–15–24(A)(B) ........ | 415 | 404 |
| Seagate HDD Cayman (GTD by Seagate Technology plc), | | |
| 4.750%, 1–1–25 .............. | 550 | 527 |
| | | 931 |
| **Total Information Technology – 6.3%** | | 5,430 |
| **Materials** | | |
| **Aluminum – 1.1%** | | |
| Novelis Corp. (GTD by Novelis, Inc.): | | |
| 6.250%, 8–15–24(A) .......... | 475 | 485 |
| 5.875%, 9–30–26(A) .......... | 450 | 439 |
| | | 924 |
| **Commodity Chemicals – 1.0%** | | |
| NOVA Chemicals Corp., | | |
| 5.000%, 5–1–25(A) ........... | 475 | 451 |
| Trinseo Materials Operating SCA and Trinseo Materials Finance, Inc., | | |
| 5.375%, 9–1–25(A) ........... | 395 | 381 |
| | | 832 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Diversified Metals & Mining – 2.8%** | | |
| Cliffs Natural Resources, Inc., | | |
| 5.750%, 3–1–25 ............. | $700 | $  681 |
| Eco Oro Minerals Corp., | | |
| 5.750%, 12–1–25(A) .......... | 680 | 663 |
| First Quantum Minerals Ltd.: | | |
| 7.250%, 4–1–23(A) ........... | 285 | 272 |
| 6.500%, 3–1–24(A) ........... | 409 | 374 |
| Freeport–McMoRan, Inc., | | |
| 3.875%, 3–15–23 ............. | 456 | 441 |
| | | 2,431 |
| **Fertilizers & Agricultural Chemicals – 0.5%** | | |
| OCI N.V., | | |
| 6.625%, 4–15–23(A) .......... | 401 | 415 |
| **Metal & Glass Containers – 1.5%** | | |
| Crown Americas LLC and Crown Americas Capital Corp. IV, | | |
| 4.750%, 2–1–26(A)(B) .......... | 171 | 164 |
| Crown Cork & Seal Co., Inc., | | |
| 7.375%, 12–15–26 ............ | 294 | 319 |
| HudBay Minerals, Inc., | | |
| 7.250%, 1–15–23(A) ........... | 389 | 400 |
| Owens-Brockway Glass Container, Inc., | | |
| 5.375%, 1–15–25(A) ........... | 463 | 458 |
| | | 1,341 |
| **Paper Packaging – 1.0%** | | |
| Cascades, Inc.: | | |
| 5.500%, 7–15–22(A) ........... | 185 | 186 |
| 5.750%, 7–15–23(A) ........... | 230 | 230 |
| Multi-Color Corp., | | |
| 4.875%, 11–1–25(A) ........... | 475 | 444 |
| | | 860 |
| **Specialty Chemicals – 0.8%** | | |
| Kraton Polymers LLC and Kraton Polymers Capital Corp., | | |
| 7.000%, 4–15–25(A) .......... | 415 | 427 |
| Starfruit Finco B.V. and Starfruit U.S. Holdco LLC, | | |
| 8.000%, 10–1–26(A) .......... | 309 | 313 |
| | | 740 |
| **Steel – 2.0%** | | |
| AK Steel Corp., | | |
| 6.375%, 10–15–25(B) .......... | 350 | 333 |
| Commercial Metals Co., | | |
| 5.750%, 4–15–26(A) .......... | 332 | 322 |
| Grinding Media, Inc. and MC Grinding Media Canada, Inc., | | |
| 7.375%, 12–15– 23(A) .......... | 37 | 38 |
| SunCoke Energy Partners L.P. and SunCoke Energy Partners Finance Corp., | | |
| 7.500%, 6–15–25(A) .......... | 585 | 603 |

SEPTEMBER 30, 2018

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Steel (Continued) | | |
| U.S. Steel Corp., | | |
| 6.875%, 8–15–25 . . . . . . . . . . . . . | $ 425 | $ 434 |
| | | 1,730 |
| | | |
| Total Materials – 10.7% | | 9,273 |
| Real Estate | | |
| Health Care REITs – 1.0% | | |
| MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.), | | |
| 5.000%, 10–15–27 . . . . . . . . . . . | 535 | 517 |
| Sabra Health Care L.P., | | |
| 5.125%, 8–15–26 . . . . . . . . . . . . | 320 | 313 |
| | | 830 |
| | | |
| Industrial REITs – 1.2% | | |
| Avolon Holdings Funding Ltd., | | |
| 5.125%, 10–1–23(A) . . . . . . . . . . . | 425 | 429 |
| Kennedy-Wilson, Inc. (GTD by Kennedy-Wilson Holdings, Inc.), | | |
| 5.875%, 4–1–24 . . . . . . . . . . . . . | 650 | 640 |
| | | 1,069 |
| | | |
| Real Estate Services – 0.7% | | |
| Realogy Group LLC and Realogy Co-Issuer Corp., | | |
| 4.875%, 6–1–23(A) . . . . . . . . . . . | 665 | 623 |
| | | |
| Specialized REITs – 1.0% | | |
| GEO Group, Inc. (The), | | |
| 5.125%, 4–1–23 . . . . . . . . . . . . . . | 430 | 412 |
| Iron Mountain, Inc., | | |
| 4.875%, 9–15–27(A) . . . . . . . . . . | 455 | 417 |
| | | 829 |
| | | |
| Total Real Estate – 3.9% | | 3,351 |
| Telecommunication Services | | |
| Alternative Carriers – 0.6% | | |
| Cogent Communications Holdings, Inc., | | |
| 5.375%, 3–1–22(A) . . . . . . . . . . . | 535 | 543 |
| | | |
| Integrated Telecommunication Services – 4.0% | | |
| CenturyLink, Inc., | | |
| 6.750%, 12–1–23(B) . . . . . . . . . . . | 600 | 623 |
| Frontier Communications Corp., | | |
| 9.000%, 8–15–31 . . . . . . . . . . . . . | 657 | 419 |
| Sprint Corp.: | | |
| 7.250%, 9–15–21 . . . . . . . . . . . . . | 765 | 808 |
| 7.875%, 9–15–23 . . . . . . . . . . . . . | 1,500 | 1,616 |
| | | 3,466 |
| | | |
| Wireless Telecommunication Service – 0.6% | | |
| C&W Senior Financing Designated Activity Co., | | |
| 6.875%, 9–15–27(A) . . . . . . . . . . | 544 | 542 |
| | | |
| Total Telecommunication Services – 5.2% | | 4,551 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Utilities | | |
| Electric Utilities – 0.5% | | |
| NRG Yield Operating LLC, | | |
| 5.375%, 8–15–24 . . . . . . . . . . . | $ 480 | $ 482 |
| | | |
| Independent Power Producers & Energy Traders –0.7% | | |
| Pattern Energy Group, Inc. (GTD by Pattern U.S. Finance Co. LLC), | | |
| 5.875%, 2–1–24(A) . . . . . . . . . . | 564 | 570 |
| | | |
| Multi-Utilities – 1.3% | | |
| MGE Energy Corp.: | | |
| 6.375%, 1–30–23(A) . . . . . . . . . | 601 | 547 |
| 6.500%, 1–15–25(A) . . . . . . . . . | 611 | 605 |
| | | 1,152 |
| | | |
| Total Utilities – 2.5% | | 2,204 |
| | | |
| TOTAL CORPORATE DEBT SECURITIES – 92.4% | | $80,302 |
| (Cost: $81,657) | | |
| SHORT-TERM SECURITIES | | |
| Commercial Paper(D) – 3.8% | | |
| J.M. Smucker Co. (The), | | |
| 2.400%, 10–1–18 . . . . . . . . . . . | 3,252 | 3,251 |
| | | |
| Master Note – 2.6% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.470%, 10–5–18(E) . . . . . . . . . | 2,291 | 2,291 |
| | | |
| Money Market Funds – 1.4% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, | | |
| 2.140%, (F)(G) . . . . . . . . . . . . . . | 1,260 | 1,260 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 7.8% | | $ 6,802 |
| (Cost: $6,803) | | |
| TOTAL INVESTMENT SECURITIES – 100.4% | | $87,307 |
| (Cost: $88,667) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)% | | (326) |
| | | |
| NET ASSETS – 100.0% | | $ 86,981 |

SEPTEMBER 30, 2018

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $50,017 or 57.5% of net assets.

(B) All or a portion of securities with an aggregate value of $1,232 are on loan.

(C) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2018.

(D) Rate shown is the yield to maturity at September 30, 2018.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Investment made with cash collateral received from securities on loan.

(G) Rate shown is the annualized 7-day yield at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Asset-Backed Securities | $ — | $ 203 | $ — |
| Corporate Debt Securities | — | 80,302 | — |
| Short-Term Securities | 1,260 | 5,542 | — |
| Total | $1,260 | $86,047 | $ — |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2018

| (In thousands, except per share amounts) | Ivy Apollo Multi-Asset Income Fund | Ivy Apollo Strategic Income Fund | Ivy California Municipal High Income Fund | Ivy Cash Management Fund | Ivy Corporate Bond Fund[1] | Ivy Crossover Credit Fund | Ivy Government Securities Fund | Ivy IG International Small Cap Fund |
|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | |
| Investments in unaffiliated securities at value+^ | $521,256 | $503,777 | $28,277 | $1,286,103 | $950,975 | $35,563 | $373,786 | $174,561 |
| Investments at Value | 521,256 | 503,777 | 28,277 | 1,286,103 | 950,975 | 35,563 | 373,786 | 174,561 |
| Cash | 932 | 2,147 | 2 | 1,206 | 1 | 1 | 4,039 | 1 |
| Cash denominated in foreign currencies at value+ | 4,153 | 1,306 | — | — | — | — | — | 1,901 |
| Investment securities sold receivable | 4,005 | 3,590 | — | — | — | 1,693 | — | 3,244 |
| Dividends and interest receivable | 4,184 | 6,139 | 286 | 1,471 | 8,783 | 422 | 1,879 | 715 |
| Capital shares sold receivable | 434 | 697 | 3 | 21,133 | 556 | 87 | 285 | 187 |
| Receivable from affiliates | 98 | 218 | 55 | — | — | 57 | 43 | 134 |
| Unrealized appreciation on forward foreign currency contracts | 241 | 232 | — | — | — | — | — | — |
| Receivable from securities lending income — net | 11 | 6 | — | — | 1 | —* | — | 3 |
| Prepaid and other assets | 67 | 66 | 39 | 143 | 109 | 37 | 78 | 27 |
| Total Assets | 535,381 | 518,178 | 28,662 | 1,310,056 | 960,425 | 37,860 | 380,110 | 180,773 |
| **LIABILITIES** | | | | | | | | |
| Cash collateral on securities loaned at value | 13,457 | 7,408 | — | — | 341 | 220 | — | 3,867 |
| Investment securities purchased payable | 9,192 | 10,900 | 579 | — | — | 492 | 4,027 | 3,733 |
| Capital shares redeemed payable | 1,244 | 670 | 21 | 26,131 | 1,860 | 195 | 582 | 184 |
| Distributions payable | — | — | 6 | 166 | — | — | 64 | — |
| Independent Trustees and Chief Compliance Officer fees payable | 9 | 8 | —* | 184 | 256 | —* | 87 | 1 |
| Distribution and service fees payable | 4 | 3 | 1 | —* | 8 | —* | 2 | 1 |
| Shareholder servicing payable | 85 | 68 | 2 | 498 | 187 | 4 | 44 | 14 |
| Investment management fee payable | 30 | 28 | 1 | 36 | 37 | 2 | 15 | 14 |
| Accounting services fee payable | 12 | 12 | 3 | 22 | 23 | 2 | 11 | 6 |
| Other liabilities | 24 | 24 | 8 | 51 | 17 | 14 | 29 | 17 |
| Total Liabilities | 24,057 | 19,121 | 621 | 27,088 | 2,729 | 929 | 4,861 | 7,837 |
| Commitments and Contingencies (see Note 2 and Note 11) | | | | | | | | |
| Total Net Assets | $511,324 | $499,057 | $28,041 | $1,282,968 | $957,696 | $36,931 | $375,249 | $172,936 |
| **NET ASSETS** | | | | | | | | |
| Capital paid in (shares authorized — unlimited) | $467,243 | $503,352 | $28,211 | $1,282,967 | $984,296 | $38,637 | $395,817 | $166,663 |
| Undistributed net investment income | 5,642 | 3,127 | 13 | — | 3,382 | 229 | 28 | 1,590 |
| Accumulated net realized gain (loss) | 10,763 | (1,090) | (126) | 1 | (7,998) | (424) | (7,365) | (1,130) |
| Net unrealized appreciation (depreciation) | 27,676 | (6,332) | (57) | — | (21,984) | (1,511) | (13,231) | 5,813 |
| Total Net Assets | $511,324 | $499,057 | $28,041 | $1,282,968 | $957,696 | $36,931 | $375,249 | $172,936 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | | |
| Class A | 11,837 | 11,773 | 1,356 | 1,281,575 | 60,354 | 1,210 | 13,506 | 1,431 |
| Class B | N/A | N/A | N/A | 615 | 127 | N/A | 62 | N/A |
| Class C | 1,414 | 628 | 176 | 777 | 682 | N/A | 164 | 166 |
| Class E | N/A | N/A | N/A | N/A | 40 | 50 | 46 | N/A |
| Class I | 32,033 | 31,450 | 1,151 | N/A | 90,524 | 2,368 | 23,648 | 5,379 |
| Class N | 341 | 5,344 | N/A | N/A | 7,365 | 50 | 34,275 | 6,697 |
| Class R | N/A | N/A | N/A | N/A | 40 | 50 | 46 | N/A |
| Class Y | 556 | 825 | 126 | N/A | 40 | 105 | 46 | 369 |
| **NET ASSET VALUE PER SHARE:** | | | | | | | | |
| Class A | $11.07 | $9.97 | $9.98 | $1.00 | $6.02 | $9.64 | $5.23 | $12.28 |
| Class B | N/A | N/A | N/A | $1.00 | $6.01 | N/A | $5.23 | N/A |
| Class C | $11.07 | $9.97 | $9.98 | $1.00 | $6.01 | N/A | $5.23 | $12.14 |
| Class E | N/A | N/A | N/A | N/A | $6.01 | $9.64 | $5.23 | N/A |
| Class I | $11.07 | $9.98 | $9.98 | N/A | $6.02 | $9.64 | $5.23 | $12.33 |
| Class N | $11.08 | $9.98 | N/A | N/A | $6.01 | $9.64 | $5.23 | $12.32 |
| Class R | N/A | N/A | N/A | N/A | $6.01 | $9.63 | $5.23 | N/A |
| Class Y | $11.07 | $9.97 | $9.98 | N/A | $6.01 | $9.64 | $5.23 | $12.28 |
| **+COST** | | | | | | | | |
| Investments in unaffiliated securities at cost | $493,823 | $510,348 | $28,334 | $1,286,103 | $972,959 | $37,074 | $387,017 | $168,740 |
| Cash denominated in foreign currencies at cost | 4,158 | 1,308 | — | — | — | — | — | 1,905 |
| ^Securities loaned at value | 13,855 | 9,781 | — | — | 334 | 214 | — | 2,874 |

*Not shown due to rounding.
(1)Effective April 30, 2018, the Fund's name changed from Ivy Bond Fund to Ivy Corporate Bond Fund.

See Accompanying Notes to Financial Statements.

# STATEMENTS OF ASSETS AND LIABILITIES

AS OF SEPTEMBER 30, 2018

| (In thousands, except per share amounts) | Ivy Pictet Emerging Markets Local Currency Debt Fund | Ivy Pictet Targeted Return Bond Fund | Ivy PineBridge High Yield Fund |
|---|---|---|---|
| **ASSETS** | | | |
| Investments in unaffiliated securities at value+^ | $137,626 | $230,628 | $87,307 |
| Investments at Value | 137,626 | 230,628 | 87,307 |
| Cash | 1,230 | 25 | 1 |
| Cash denominated in foreign currencies at value+ | 431 | 9,211 | — |
| Restricted cash | 998 | 1,173 | — |
| Investment securities sold receivable | 2,541 | 853 | 370 |
| Dividends and interest receivable | 1,790 | 2,523 | 1,363 |
| Capital shares sold receivable | 62 | 257 | 174 |
| Receivable from affiliates | 187 | 211 | 67 |
| Unrealized appreciation on forward foreign currency contracts | 948 | 1,012 | — |
| Swap agreements, at value | 276 | — | — |
| Receivable from securities lending income — net | —* | — | 3 |
| Variation margin receivable | 1 | 64 | — |
| Prepaid and other assets | 37 | 27 | 30 |
| Total Assets | 146,127 | 245,984 | 89,315 |
| **LIABILITIES** | | | |
| Cash collateral on securities loaned at value | 832 | — | 1,260 |
| Investment securities purchased payable | 264 | 1,979 | 973 |
| Capital shares redeemed payable | 367 | 615 | 76 |
| Independent Trustees and Chief Compliance Officer fees payable | 2 | 4 | 1 |
| Distribution and service fees payable | 1 | 1 | —* |
| Shareholder servicing payable | 16 | 22 | 8 |
| Investment management fee payable | 9 | 18 | 4 |
| Accounting services fee payable | 6 | 8 | 4 |
| Unrealized depreciation on forward foreign currency contracts | 2,544 | 776 | — |
| Swap agreements, at value | 116 | 374 | — |
| Variation margin payable | 11 | 387 | — |
| Written options at value+ | — | 1,209 | — |
| Other liabilities | 59 | 63 | 8 |
| Total Liabilities | 4,227 | 5,456 | 2,334 |
| Commitments and Contingencies (see Note 2 and Note 11) | | | |
| Total Net Assets | $141,900 | $240,528 | $86,981 |
| **NET ASSETS** | | | |
| Capital paid in (shares authorized — unlimited) | $158,705 | $ 239,489 | $88,450 |
| Undistributed (distributions in excess of) net investment income | (3,136) | 6,666 | 356 |
| Accumulated net realized loss | (2,462) | (2,136) | (465) |
| Net unrealized depreciation | (11,207) | (3,491) | (1,360) |
| Total Net Assets | $141,900 | $240,528 | $86,981 |
| **CAPITAL SHARES OUTSTANDING:** | | | |
| Class A | 1,452 | 2,047 | 803 |
| Class C | 236 | 408 | N/A |
| Class E | 200 | N/A | N/A |
| Class I | 9,681 | 12,301 | 4,722 |
| Class N | 5,063 | 8,803 | 3,295 |
| Class R | 200 | N/A | 50 |
| Class Y | 330 | 350 | N/A |
| **NET ASSET VALUE PER SHARE:** | | | |
| Class A | $8.22 | $10.02 | $9.81 |
| Class C | $8.06 | $9.91 | N/A |
| Class E | $8.23 | N/A | N/A |
| Class I | $8.28 | $10.06 | $9.81 |
| Class N | $8.28 | $10.08 | $9.80 |
| Class R | $8.16 | N/A | $9.81 |
| Class Y | $8.22 | $10.02 | N/A |
| **+COST** | | | |
| Investments in unaffiliated securities at cost | $ 147,391 | $ 236,001 | $88,667 |
| Cash denominated in foreign currencies at cost | 429 | 9,212 | — |
| Written options premiums received at cost | — | 1,541 | — |
| ^Securities loaned at value | 732 | — | 1,232 |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED SEPTEMBER 30, 2018

| (In thousands) | Ivy Apollo Multi- Asset Income Fund | Ivy Apollo Strategic Income Fund | Ivy California Municipal High Income Fund | Ivy Cash Management Fund | Ivy Corporate Bond Fund[1] | Ivy Crossover Credit Fund | Ivy Government Securities Fund | Ivy IG International Small Cap Fund |
|---|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | | |
| Dividends from unaffiliated securities | $ 10,266 | $ 478 | $ — | $ — | $ 22 | $ — | $ — | $ 3,631 |
| Foreign dividend withholding tax | (548) | — | — | — | — | — | — | (267) |
| Interest and amortization from unaffiliated securities | 17,468 | 26,415 | 804 | 24,221 | 36,046 | 1,494 | 8,939 | 43 |
| Securities lending income — net | 60 | 32 | — | — | 2 | —* | —* | 18 |
| Total Investment Income | 27,246 | 26,925 | 804 | 24,221 | 36,070 | 1,494 | 8,939 | 3,425 |
| **EXPENSES** | | | | | | | | |
| Investment management fee | 3,810 | 3,463 | 127 | 4,575 | 4,944 | 188 | 1,984 | 1,442 |
| Distribution and service fees: | | | | | | | | |
| Class A | 348 | 300 | 27 | — | 993 | 30 | 195 | 41 |
| Class B | N/A | N/A | N/A | 6 | 11 | N/A | 4 | N/A |
| Class C | 176 | 73 | 16 | 14 | 57 | N/A | 15 | 18 |
| Class E | N/A | N/A | N/A | N/A | 1 | 1 | 1 | N/A |
| Class R | N/A | N/A | N/A | N/A | 1 | 3 | 1 | N/A |
| Class Y | 13 | 22 | 3 | N/A | 1 | 3 | —* | 8 |
| Shareholder servicing: | | | | | | | | |
| Class A | 276 | 174 | 4 | 4,672 | 978 | 6 | 219 | 18 |
| Class B | N/A | N/A | N/A | 1 | 11 | N/A | 4 | N/A |
| Class C | 33 | 18 | 1 | 4 | 23 | N/A | 8 | 2 |
| Class E | N/A | N/A | N/A | N/A | —* | —* | —* | N/A |
| Class I | 632 | 522 | 16 | N/A | 996 | 36 | 250 | 82 |
| Class N | —* | 6 | N/A | N/A | 6 | —* | 17 | 7 |
| Class R | N/A | N/A | N/A | N/A | 1 | 1 | 1 | N/A |
| Class Y | 8 | 14 | 2 | N/A | —* | 2 | —* | 5 |
| Registration fees | 102 | 103 | 60 | 190 | 94 | 63 | 75 | 70 |
| Custodian fees | 51 | 42 | 4 | 21 | 21 | 4 | 15 | 43 |
| Independent Trustees and Chief Compliance Officer fees | 24 | 22 | 1 | 110 | 106 | 1 | 36 | 6 |
| Accounting services fee | 152 | 142 | 16 | 255 | 271 | 30 | 138 | 64 |
| Professional fees | 52 | 51 | 23 | 41 | 45 | 30 | 23 | 28 |
| Other | 123 | 91 | 20 | 317 | 260 | 20 | 179 | 39 |
| Total Expenses | 5,800 | 5,043 | 320 | 10,206 | 8,820 | 418 | 3,165 | 1,873 |
| Less: | | | | | | | | |
| Expenses in excess of limit | (98) | (399) | (139) | (2) | (2) | (136) | (155) | (168) |
| Total Net Expenses | 5,702 | 4,644 | 181 | 10,204 | 8,818 | 282 | 3,010 | 1,705 |
| Net Investment Income | 21,544 | 22,281 | 623 | 14,017 | 27,252 | 1,212 | 5,929 | 1,720 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | | |
| Net realized gain (loss) on: | | | | | | | | |
| Investments in unaffiliated securities | 13,335 | (111) | (125) | 67 | (5,916) | (387) | (2,732) | (931) |
| Forward foreign currency contracts | 341 | 567 | — | — | — | — | — | — |
| Foreign currency exchange transactions | (282) | (125) | — | — | — | — | — | (105) |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | | |
| Investments in unaffiliated securities | (10,567) | (14,017) | (303) | — | (39,185) | (1,824) | (11,801) | (306) |
| Forward foreign currency contracts | 445 | 197 | — | — | — | — | — | — |
| Foreign currency exchange transactions | 10 | 27 | — | — | — | — | — | (26) |
| Net Realized and Unrealized Gain (Loss) | 3,282 | (13,462) | (428) | 67 | (45,101) | (2,211) | (14,533) | (1,368) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $24,826 | $ 8,819 | $ 195 | $14,084 | $(17,849) | $ (999) | $ (8,604) | $ 352 |

*Not shown due to rounding.
(1)Effective April 30, 2018, the Fund's name changed from Ivy Bond Fund to Ivy Corporate Bond Fund.

See Accompanying Notes to Financial Statements.

# STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2018

| (In thousands) | Ivy Pictet Emerging Markets Local Currency Debt Fund | Ivy Pictet Targeted Return Bond Fund | Ivy PineBridge High Yield Fund |
|---|---:|---:|---:|
| **INVESTMENT INCOME** | | | |
| Interest and amortization from unaffiliated securities | $ 7,319 | $ 7,182 | $4,659 |
| Foreign interest withholding tax | (94) | —* | — |
| Securities lending income — net | —* | — | 5 |
| Total Investment Income | 7,225 | 7,182 | 4,664 |
| **EXPENSES** | | | |
| Investment management fee | 969 | 2,366 | 499 |
| Distribution and service fees: | | | |
| Class A | 36 | 51 | 19 |
| Class C | 21 | 39 | N/A |
| Class E | 5 | N/A | N/A |
| Class R | 9 | N/A | 2 |
| Class Y | 8 | 9 | N/A |
| Shareholder servicing: | | | |
| Class A | 22 | 20 | 3 |
| Class C | 1 | 2 | N/A |
| Class E | —* | N/A | N/A |
| Class I | 108 | 202 | 66 |
| Class N | 5 | 13 | 3 |
| Class R | 4 | N/A | 1 |
| Class Y | 5 | 5 | N/A |
| Registration fees | 95 | 89 | 48 |
| Custodian fees | 130 | 70 | 9 |
| Independent Trustees and Chief Compliance Officer fees | 6 | 12 | 3 |
| Accounting services fee | 69 | 99 | 46 |
| Professional fees | 43 | 41 | 33 |
| Other | 45 | 64 | 20 |
| Total Expenses | 1,581 | 3,082 | 752 |
| Less: | | | |
| Expenses in excess of limit | (433) | (512) | (153) |
| Total Net Expenses | 1,148 | 2,570 | 599 |
| Net Investment Income | 6,077 | 4,612 | 4,065 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | |
| Net realized gain (loss) on: | | | |
| Investments in unaffiliated securities | (7,171) | (3,491) | (414) |
| Futures contracts | 12 | 1,761 | — |
| Written options | 4 | 501 | — |
| Swap agreements | 207 | 194 | — |
| Forward foreign currency contracts | (327) | 5,171 | — |
| Foreign currency exchange transactions | (547) | 3,047 | — |
| Net change in unrealized appreciation (depreciation) on: | | | |
| Investments in unaffiliated securities | (11,560) | (11,167) | (1,927) |
| Futures contracts | 5 | 13 | — |
| Written options | — | 456 | — |
| Swap agreements | 141 | 127 | — |
| Forward foreign currency contracts | (1,577) | (1,343) | — |
| Foreign currency exchange transactions | (7) | —* | — |
| Net Realized and Unrealized Loss | (20,820) | (4,731) | (2,341) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $ (14,743) | $ (119) | $ 1,724 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Apollo Multi-Asset Income Fund | | Ivy Apollo Strategic Income Fund | | Ivy California Municipal High Income Fund | |
|---|---|---|---|---|---|---|
| | Year ended 9-30-18 | Year ended 9-30-17 | Year ended 9-30-18 | Year ended 9-30-17 | Year ended 9-30-18 | Period from 10-3-16 (commencement of operations) to 9-30-17 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 21,544 | $ 19,938 | $ 22,281 | $ 17,768 | $ 623 | $ 341 |
| Net realized gain (loss) on investments | 13,394 | 102 | 331 | 2,202 | (125) | 30 |
| Net change in unrealized appreciation (depreciation) | (10,112) | 28,525 | (13,793) | 514 | (303) | 246 |
| Net Increase in Net Assets Resulting from Operations | 24,826 | 48,565 | 8,819 | 20,484 | 195 | 617 |
| Distributions to Shareholders From: | | | | | | |
| Net investment income: | | | | | | |
| Class A | (5,179) | (3,776) | (4,727) | (4,340) | (273) | (173) |
| Class C | (543) | (394) | (238) | (262) | (26) | (22) |
| Class I | (15,238) | (11,668) | (13,474) | (10,920) | (284) | (121) |
| Class N | (139) | (128) | (2,464) | (1,186) | N/A | N/A |
| Class Y | (205) | (138) | (345) | (291) | (32) | (25) |
| Net realized gains: | | | | | | |
| Class A | (166) | (175) | (650) | (451) | (14) | — |
| Class C | (23) | (23) | (43) | (38) | (2) | — |
| Class I | (463) | (464) | (1,752) | (907) | (13) | — |
| Class N | (4) | (6) | (317) | (25) | N/A | N/A |
| Class Y | (6) | (7) | (48) | (28) | (2) | — |
| Total Distributions to Shareholders | (21,966) | (16,779) | (24,058) | (18,448) | (646) | (341) |
| Capital Share Transactions | (64,566) | 170,006 | (6,566) | 219,931 | 10,394 | 17,822 |
| Net Increase (Decrease) in Net Assets | (61,706) | 201,792 | (21,805) | 221,967 | 9,943 | 18,098 |
| Net Assets, Beginning of Period | 573,030 | 371,238 | 520,862 | 298,895 | 18,098 | — |
| Net Assets, End of Period | $ 511,324 | $573,030 | $499,057 | $520,862 | $28,041 | $18,098 |
| Undistributed net investment income | $ 5,642 | $ 5,415 | $ 3,127 | $ 1,723 | $ 13 | $ 5 |

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Cash Management Fund | | Ivy Corporate Bond Fund[1] | | Ivy Crossover Credit Fund | |
| --- | --- | --- | --- | --- | --- | --- |
| | Year ended 9-30-18 | Year ended 9-30-17 | Year ended 9-30-18 | Year ended 9-30-17 | Year ended 9-30-18 | Period from 4-3-17 (commencement of operations) to 9-30-17 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 14,017 | $ 3,799 | $ 27,252 | $ 27,143 | $ 1,212 | $ 396 |
| Net realized gain (loss) on investments | 67 | 76 | (5,916) | 1,678 | (387) | 289 |
| Net change in unrealized appreciation (depreciation) | — | — | (39,185) | (24,552) | (1,824) | 313 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 14,084 | 3,875 | (17,849) | 4,269 | (999) | 998 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (14,011) | (3,798) | (9,308) | (10,827) | (336) | (106) |
| Class B | (3) | — | (10) | (18) | N/A | N/A |
| Class C | (3) | (1) | (86) | (133) | N/A | N/A |
| Class E | N/A | N/A | (6) | N/A | (14) | (5) |
| Class I | N/A | N/A | (15,488) | (18,586) | (684) | (173) |
| Class N | N/A | N/A | (1,556) | N/A | (15) | (6) |
| Class R | N/A | N/A | (5) | N/A | (11) | (4) |
| Class Y | N/A | N/A | (5) | N/A | (28) | (11) |
| Net realized gains: | | | | | | |
| Class A | — | — | — | (8,922) | (113) | — |
| Class B | — | — | — | (41) | N/A | N/A |
| Class C | — | — | — | (172) | N/A | N/A |
| Class E | N/A | N/A | — | N/A | (5) | — |
| Class I | N/A | N/A | — | (13,185) | (191) | — |
| Class N | N/A | N/A | — | N/A | (4) | — |
| Class R | N/A | N/A | — | N/A | (4) | — |
| Class Y | N/A | N/A | — | N/A | (10) | — |
| Total Distributions to Shareholders | (14,017) | (3,799) | (26,464) | (51,884) | (1,415) | (305) |
| Capital Share Transactions | (98,043) | (24,116) | (116,224) | (118,457) | 6,837 | 31,815 |
| Net Increase (Decrease) in Net Assets | (97,976) | (24,040) | (160,537) | (166,072) | 4,423 | 32,508 |
| Net Assets, Beginning of Period | 1,380,944 | 1,404,984 | 1,118,233 | 1,284,305 | 32,508 | — |
| Net Assets, End of Period | $1,282,968 | $1,380,944 | $ 957,696 | $ 1,118,233 | $ 36,931 | $32,508 |
| Undistributed net investment income | $ — | $ — | $ 3,382 | $ 2,092 | $ 229 | $ 102 |

(1)Effective April 30, 2018, the Fund's name changed from Ivy Bond Fund to Ivy Corporate Bond Fund.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Government Securities Fund | | Ivy IG International Small Cap Fund | | Ivy Pictet Emerging Markets Local Currency Debt Fund | |
|---|---|---|---|---|---|---|
| | Year ended 9-30-18 | Year ended 9-30-17 | Year ended 9-30-18 | Period from 1-10-17 (commencement of operations) to 9-30-17 | Year ended 9-30-18 | Year ended 9-30-17 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 5,929 | $ 3,451 | $ 1,720 | $ 310 | $ 6,077 | $ 3,683 |
| Net realized loss on investments | (2,732) | (902) | (1,036) | (69) | (7,822) | (2,116) |
| Net change in unrealized appreciation (depreciation) | (11,801) | (7,674) | (332) | 6,145 | (12,998) | 2,359 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (8,604) | (5,125) | 352 | 6,386 | (14,743) | 3,926 |
| **Distributions to Shareholders From:** | | | | | | |
| **Net investment income:** | | | | | | |
| Class A | (1,069) | (1,312) | (22) | — | (331) | — |
| Class B | (1) | (2) | N/A | N/A | N/A | N/A |
| Class C | (7) | (14) | — | — | (39) | — |
| Class E | (4) | N/A | N/A | N/A | (50) | — |
| Class I | (2,342) | (2,708) | (99) | — | (1,455) | — |
| Class N | (3,146) | N/A | (314) | — | (1,499) | — |
| Class R | (3) | N/A | N/A | N/A | (43) | — |
| Class Y | (3) | N/A | (3) | — | (82) | — |
| **Net realized gains:** | | | | | | |
| Class A | — | — | — | — | — | — |
| Class B | — | — | N/A | N/A | N/A | N/A |
| Class C | — | — | — | — | — | — |
| Class E | — | N/A | N/A | N/A | — | — |
| Class I | — | — | (12) | — | — | — |
| Class N | — | N/A | (32) | — | — | — |
| Class R | — | N/A | N/A | N/A | — | — |
| Class Y | — | N/A | — | — | — | — |
| Total Distributions to Shareholders | (6,575) | (4,036) | (482) | — | (3,499) | — |
| Capital Share Transactions | (2,145) | 122,385 | 130,194 | 36,486 | 41,031 | 65,162 |
| Net Increase (Decrease) in Net Assets | (17,324) | 113,224 | 130,064 | 42,872 | 22,789 | 69,088 |
| Net Assets, Beginning of Period | 392,573 | 279,349 | 42,872 | — | 119,111 | 50,023 |
| Net Assets, End of Period | $375,249 | $392,573 | $172,936 | $42,872 | $141,900 | $ 119,111 |
| Undistributed (distributions in excess of) net investment income | $ 28 | $ — | $ 1,590 | $ 342 | $ (3,136) | $ 661 |

| (In thousands) | Ivy Pictet Targeted Return Bond Fund | | Ivy PineBridge High Yield Fund | |
|---|---|---|---|---|
| | Year ended 9-30-18 | Year ended 9-30-17 | Year ended 9-30-18 | Period from 5-18-17 (commencement of operations) to 9-30-17 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| **Operations:** | | | | |
| Net investment income | $ 4,612 | $ 2,456 | $ 4,065 | $ 1,189 |
| Net realized gain (loss) on investments | 7,183 | (5,366) | (414) | 179 |
| Net change in unrealized appreciation (depreciation) | (11,914) | 6,956 | (1,927) | 567 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (119) | 4,046 | 1,724 | 1,935 |
| **Distributions to Shareholders From:** | | | | |
| Net investment income: | | | | |
| Class A | (134) | (241) | (369) | (65) |
| Class C | (22) | (25) | N/A | N/A |
| Class I | (817) | (1,272) | (1,911) | (225) |
| Class N | (1,116) | (34) | (1,776) | (532) |
| Class R | N/A | N/A | (22) | (5) |
| Class Y | (24) | (46) | N/A | N/A |
| Net realized gains: | | | | |
| Class A | — | (178) | (23) | — |
| Class C | — | (35) | N/A | N/A |
| Class I | — | (794) | (96) | — |
| Class N | — | (20) | (110) | — |
| Class R | N/A | N/A | (1) | — |
| Class Y | — | (32) | N/A | N/A |
| Total Distributions to Shareholders | (2,113) | (2,677) | (4,308) | (827) |
| Capital Share Transactions | (51,077) | 189,708 | 26,039 | 62,418 |
| Net Increase (Decrease) in Net Assets | (53,309) | 191,077 | 23,455 | 63,526 |
| Net Assets, Beginning of Period | 293,837 | 102,760 | 63,526 | — |
| Net Assets, End of Period | $240,528 | $293,837 | $ 86,981 | $63,526 |
| Undistributed (distributions in excess of) net investment income | $ 6,666 | $ (3,916) | $ 356 | $ 367 |

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY APOLLO MULTI-ASSET INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $ 11.02 | $0.42 | $0.05 | $ 0.47 | $ (0.41) | $ (0.01) | $(0.42) |
| Year ended 9-30-2017 | 10.45 | 0.39 | 0.50 | 0.89 | (0.30) | (0.02) | (0.32) |
| Year ended 9-30-2016[4] | 10.00 | 0.37 | 0.31 | 0.68 | (0.23) | —* | (0.23) |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2018 | 11.02 | 0.33 | 0.06 | 0.39 | (0.33) | (0.01) | (0.34) |
| Year ended 9-30-2017 | 10.46 | 0.31 | 0.50 | 0.81 | (0.23) | (0.02) | (0.25) |
| Year ended 9-30-2016[4] | 10.00 | 0.28 | 0.33 | 0.61 | (0.15) | —* | (0.15) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 11.02 | 0.45 | 0.06 | 0.51 | (0.45) | (0.01) | (0.46) |
| Year ended 9-30-2017 | 10.46 | 0.41 | 0.51 | 0.92 | (0.34) | (0.02) | (0.36) |
| Year ended 9-30-2016[4] | 10.00 | 0.39 | 0.32 | 0.71 | (0.25) | —* | (0.25) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 11.03 | 0.47 | 0.05 | 0.52 | (0.46) | (0.01) | (0.47) |
| Year ended 9-30-2017 | 10.46 | 0.43 | 0.52 | 0.95 | (0.36) | (0.02) | (0.38) |
| Year ended 9-30-2016[4] | 10.00 | 0.38 | 0.33 | 0.71 | (0.25) | —* | (0.25) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2018 | 11.02 | 0.42 | 0.06 | 0.48 | (0.42) | (0.01) | (0.43) |
| Year ended 9-30-2017 | 10.45 | 0.39 | 0.51 | 0.90 | (0.31) | (0.02) | (0.33) |
| Year ended 9-30-2016[4] | 10.00 | 0.34 | 0.34 | 0.68 | (0.23) | —* | (0.23) |

\*  Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2015 (commencement of operations of the class) through September 30, 2016.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2016.

(7) Ratio of expenses to average net assets excluding offering cost was 1.25%.

(8) Ratio of expenses to average net assets excluding offering cost was 2.01%.

(9) Ratio of expenses to average net assets excluding offering cost was 0.93%.

(10) Ratio of expenses to average net assets excluding offering cost was 0.89%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.20%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $ 11.07 | 4.41% | $ 131 | 1.24% | 3.77% | 1.24% | 3.77% | 59% |
| Year ended 9-30-2017 | 11.02 | 8.67 | 143 | 1.24 | 3.64 | — | — | 84 |
| Year ended 9-30-2016[4] | 10.45 | 6.85 | 95 | 1.30[5][7] | 3.69[5] | 1.41[5] | 3.58[5] | 63[6] |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.07 | 3.64 | 16 | 1.98 | 3.01 | 1.98 | 3.01 | 59 |
| Year ended 9-30-2017 | 11.02 | 7.86 | 20 | 1.97 | 2.87 | — | — | 84 |
| Year ended 9-30-2016[4] | 10.46 | 6.14 | 14 | 2.06[5][8] | 2.78[5] | — | — | 63[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.07 | 4.71 | 354 | 0.93 | 4.07 | 0.96 | 4.04 | 59 |
| Year ended 9-30-2017 | 11.02 | 8.92 | 401 | 0.95 | 3.88 | — | — | 84 |
| Year ended 9-30-2016[4] | 10.46 | 7.25 | 255 | 0.98[5][9] | 3.80[5] | — | — | 63[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.08 | 4.96 | 4 | 0.79 | 4.23 | 0.80 | 4.22 | 59 |
| Year ended 9-30-2017 | 11.03 | 9.12 | 4 | 0.78 | 4.09 | — | — | 84 |
| Year ended 9-30-2016[4] | 10.46 | 7.26 | 3 | 0.94[5][10] | 3.73[5] | — | — | 63[6] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.07 | 4.45 | 6 | 1.19 | 3.82 | 1.19 | 3.82 | 59 |
| Year ended 9-30-2017 | 11.02 | 8.75 | 5 | 1.17 | 3.69 | — | — | 84 |
| Year ended 9-30-2016[4] | 10.45 | 6.90 | 4 | 1.25[5][11] | 3.31[5] | 1.33[5] | 3.23[5] | 63[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY APOLLO STRATEGIC INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $10.27 | $0.42 | $(0.27) | $ 0.15 | $(0.40) | $(0.05) | $(0.45) |
| Year ended 9-30-2017 | 10.26 | 0.39 | 0.04 | 0.43 | (0.38) | (0.04) | (0.42) |
| Year ended 9-30-2016[4] | 10.00 | 0.34 | 0.18 | 0.52 | (0.26) | — | (0.26) |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.27 | 0.35 | (0.27) | 0.08 | (0.33) | (0.05) | (0.38) |
| Year ended 9-30-2017 | 10.26 | 0.32 | 0.04 | 0.36 | (0.31) | (0.04) | (0.35) |
| Year ended 9-30-2016[4] | 10.00 | 0.27 | 0.19 | 0.46 | (0.20) | — | (0.20) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.28 | 0.45 | (0.27) | 0.18 | (0.43) | (0.05) | (0.48) |
| Year ended 9-30-2017 | 10.27 | 0.42 | 0.05 | 0.47 | (0.42) | (0.04) | (0.46) |
| Year ended 9-30-2016[4] | 10.00 | 0.39 | 0.17 | 0.56 | (0.29) | — | (0.29) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.28 | 0.46 | (0.27) | 0.19 | (0.44) | (0.05) | (0.49) |
| Year ended 9-30-2017 | 10.27 | 0.43 | 0.04 | 0.47 | (0.42) | (0.04) | (0.46) |
| Year ended 9-30-2016[4] | 10.00 | 0.34 | 0.22 | 0.56 | (0.29) | — | (0.29) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.27 | 0.42 | (0.27) | 0.15 | (0.40) | (0.05) | (0.45) |
| Year ended 9-30-2017 | 10.26 | 0.40 | 0.04 | 0.44 | (0.39) | (0.04) | (0.43) |
| Year ended 9-30-2016[4] | 10.00 | 0.33 | 0.20 | 0.53 | (0.27) | — | (0.27) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2015 (commencement of operations of the class) through September 30, 2016.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2016.

(7) Ratio of expenses to average net assets excluding offering cost was 1.10%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.79%.

(9) Ratio of expenses to average net assets excluding offering cost was 0.80%.

(10) Ratio of expenses to average net assets excluding offering cost was 0.79%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.05%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $ 9.97 | 1.53% | $ 117 | 1.15% | 4.14% | 1.16% | 4.13% | 48% |
| Year ended 9-30-2017 | 10.27 | 4.38 | 123 | 1.15 | 3.83 | 1.17 | 3.81 | 48 |
| Year ended 9-30-2016[4] | 10.26 | 5.35 | 95 | 1.15[5][7] | 3.36[5] | 1.26[5] | 3.25[5] | 42[6] |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.97 | 0.82 | 6 | 1.85 | 3.43 | 2.02 | 3.26 | 48 |
| Year ended 9-30-2017 | 10.27 | 3.66 | 8 | 1.85 | 3.13 | 1.98 | 3.00 | 48 |
| Year ended 9-30-2016[4] | 10.26 | 4.66 | 8 | 1.84[5][8] | 2.71[5] | 1.96[5] | 2.59[5] | 42[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.98 | 1.95 | 315 | 0.82 | 4.46 | 0.93 | 4.35 | 48 |
| Year ended 9-30-2017 | 10.28 | 4.59 | 320 | 0.85 | 4.13 | 0.94 | 4.04 | 48 |
| Year ended 9-30-2016[4] | 10.27 | 5.75 | 184 | 0.85[5][9] | 3.91[5] | 0.98[5] | 3.78[5] | 42[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.98 | 1.92 | 53 | 0.77 | 4.52 | 0.78 | 4.51 | 48 |
| Year ended 9-30-2017 | 10.28 | 4.75 | 61 | 0.77 | 4.24 | — | — | 48 |
| Year ended 9-30-2016[4] | 10.27 | 5.75 | 6 | 0.84[5][10] | 3.44[5] | — | — | 42[6] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.97 | 1.58 | 8 | 1.10 | 4.18 | 1.17 | 4.11 | 48 |
| Year ended 9-30-2017 | 10.27 | 4.44 | 9 | 1.10 | 3.89 | 1.19 | 3.80 | 48 |
| Year ended 9-30-2016[4] | 10.26 | 5.39 | 6 | 1.10[5][11] | 3.31[5] | 1.23[5] | 3.18[5] | 42[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $ 10.16 | $0.26 | $(0.16) | $ 0.10 | $(0.26) | $(0.02) | $(0.28) |
| Year ended 9-30-2017[4] | 10.00 | 0.26 | 0.14 | 0.40 | (0.24) | — | (0.24) |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.16 | 0.17 | (0.17) | 0.00* | (0.16) | (0.02) | (0.18) |
| Year ended 9-30-2017[4] | 10.00 | 0.19 | 0.16 | 0.35 | (0.19) | — | (0.19) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.16 | 0.28 | (0.16) | 0.12 | (0.28) | (0.02) | (0.30) |
| Year ended 9-30-2017[4] | 10.00 | 0.28 | 0.13 | 0.41 | (0.25) | — | (0.25) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.16 | 0.25 | (0.15) | 0.10 | (0.26) | (0.02) | (0.28) |
| Year ended 9-30-2017[4] | 10.00 | 0.25 | 0.15 | 0.40 | (0.24) | — | (0.24) |

*  Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 3, 2016 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| Class A Shares | | | | | | | | |
| Year ended 9-30-2018 | $9.98 | 0.89% | $14 | 0.78% | 2.56% | 1.32% | 2.02% | 10% |
| Year ended 9-30-201[4] | 10.16 | 4.17 | 8 | 0.60[5] | 2.62[5] | 1.12[5] | 2.10[5] | 7[6] |
| Class C Shares | | | | | | | | |
| Year ended 9-30-2018 | 9.98 | -0.07 | 2 | 1.63 | 1.70 | 2.08 | 1.25 | 10 |
| Year ended 9-30-2017[4] | 10.16 | 3.53 | 2 | 1.33[5] | 1.88[5] | 1.85[5] | 1.36[5] | 7[6] |
| Class I Shares | | | | | | | | |
| Year ended 9-30-2018 | 9.98 | 1.10 | 11 | 0.58 | 2.74 | 1.20 | 2.12 | 10 |
| Year ended 9-30-2017[4] | 10.16 | 4.31 | 7 | 0.43[5] | 2.87[5] | 0.95[5] | 2.35[5] | 7[6] |
| Class Y Shares | | | | | | | | |
| Year ended 9-30-2018 | 9.98 | 0.93 | 1 | 0.78 | 2.56 | 1.44 | 1.90 | 10 |
| Year ended 9-30-2017[4] | 10.16 | 4.09 | 1 | 0.60[5] | 2.54[5] | 1.23[5] | 1.91[5] | 7[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CASH MANAGEMENT FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $1.00 | $ 0.01 | $0.00* | $ 0.01 | $(0.01) | $— | $(0.01) |
| Year ended 9-30-2017 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2016 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2015 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2014 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| **Class B Shares[4]** | | | | | | | |
| Year ended 9-30-2018 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2017 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2016 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2015 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2014 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| **Class C Shares[4]** | | | | | | | |
| Year ended 9-30-2018 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2017 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2016 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2015 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2014 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $1.00 | 1.11% | $ 1,281 | 0.75% | 1.03% | —% | —% |
| Year ended 9-30-2017 | 1.00 | 0.27 | 1,378 | 0.74 | 0.27 | 0.75 | 0.26 |
| Year ended 9-30-2016 | 1.00 | 0.02 | 1,401 | 0.49 | 0.02 | 0.79 | -0.28 |
| Year ended 9-30-2015 | 1.00 | 0.02 | 1,350 | 0.19 | 0.02 | 0.80 | -0.59 |
| Year ended 9-30-2014 | 1.00 | 0.02 | 1,271 | 0.17 | 0.02 | 0.79 | -0.60 |
| **Class B Shares[4]** | | | | | | | |
| Year ended 9-30-2018 | 1.00 | 0.27 | 1 | 1.60 | 0.21 | 1.65 | 0.16 |
| Year ended 9-30-2017 | 1.00 | 0.02 | 1 | 0.96 | 0.02 | 1.61 | -0.63 |
| Year ended 9-30-2016 | 1.00 | 0.02 | 1 | 0.49 | 0.02 | 1.73 | -1.22 |
| Year ended 9-30-2015 | 1.00 | 0.02 | 1 | 0.19 | 0.02 | 1.79 | -1.58 |
| Year ended 9-30-2014 | 1.00 | 0.02 | 1 | 0.17 | 0.02 | 1.99 | -1.80 |
| **Class C Shares[4]** | | | | | | | |
| Year ended 9-30-2018 | 1.00 | 0.24 | 1 | 1.55 | 0.08 | 1.68 | -0.05 |
| Year ended 9-30-2017 | 1.00 | 0.02 | 2 | 0.98 | 0.02 | 1.61 | -0.61 |
| Year ended 9-30-2016 | 1.00 | 0.02 | 3 | 0.46 | 0.02 | 1.62 | -1.14 |
| Year ended 9-30-2015 | 1.00 | 0.02 | 5 | 0.18 | 0.02 | 1.59 | -1.39 |
| Year ended 9-30-2014 | 1.00 | 0.02 | 5 | 0.17 | 0.02 | 1.59 | -1.40 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CORPORATE BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $6.27 | $ 0.15 | $(0.26) | $ (0.11) | $ (0.14) | $  — | $ (0.14) |
| Year ended 9-30-2017 | 6.51 | 0.13 | (0.12) | 0.01 | (0.14) | (0.11) | (0.25) |
| Year ended 9-30-2016 | 6.30 | 0.13 | 0.28 | 0.41 | (0.13) | (0.07) | (0.20) |
| Year ended 9-30-2015 | 6.34 | 0.13 | (0.03) | 0.10 | (0.14) | — | (0.14) |
| Year ended 9-30-2014 | 6.33 | 0.16 | 0.03 | 0.19 | (0.18) | — | (0.18) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 9-30-2018 | 6.26 | 0.05 | (0.25) | (0.20) | (0.05) | — | (0.05) |
| Year ended 9-30-2017 | 6.51 | 0.04 | (0.12) | (0.08) | (0.06) | (0.11) | (0.17) |
| Year ended 9-30-2016 | 6.29 | 0.04 | 0.29 | 0.33 | (0.04) | (0.07) | (0.11) |
| Year ended 9-30-2015 | 6.34 | 0.05 | (0.04) | 0.01 | (0.06) | — | (0.06) |
| Year ended 9-30-2014 | 6.33 | 0.08 | 0.03 | 0.11 | (0.10) | — | (0.10) |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2018 | 6.26 | 0.09 | (0.25) | (0.16) | (0.09) | — | (0.09) |
| Year ended 9-30-2017 | 6.50 | 0.08 | (0.12) | (0.04) | (0.09) | (0.11) | (0.20) |
| Year ended 9-30-2016 | 6.29 | 0.07 | 0.28 | 0.35 | (0.07) | (0.07) | (0.14) |
| Year ended 9-30-2015 | 6.34 | 0.07 | (0.03) | 0.04 | (0.09) | — | (0.09) |
| Year ended 9-30-2014 | 6.33 | 0.10 | 0.03 | 0.13 | (0.12) | — | (0.12) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2018[5] | 6.28 | 0.16 | (0.29) | (0.13) | (0.14) | — | (0.14) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 6.27 | 0.17 | (0.26) | (0.09) | (0.16) | — | (0.16) |
| Year ended 9-30-2017 | 6.51 | 0.15 | (0.12) | 0.03 | (0.16) | (0.11) | (0.27) |
| Year ended 9-30-2016 | 6.30 | 0.15 | 0.28 | 0.43 | (0.15) | (0.07) | (0.22) |
| Year ended 9-30-2015 | 6.35 | 0.15 | (0.04) | 0.11 | (0.16) | — | (0.16) |
| Year ended 9-30-2014 | 6.34 | 0.18 | 0.03 | 0.21 | (0.20) | — | (0.20) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018[5] | 6.28 | 0.17 | (0.28) | (0.11) | (0.16) | — | (0.16) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2018[5] | 6.28 | 0.13 | (0.28) | (0.15) | (0.12) | — | (0.12) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2018[5] | 6.28 | 0.15 | (0.29) | (0.14) | (0.13) | — | (0.13) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from October 16, 2017 (commencement of operations of the class) through September 30, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2018.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $6.02 | -1.72% | $ 364 | 1.05% | 2.41% | 1.05% | 2.41% | 29% |
| Year ended 9-30-2017 | 6.27 | 0.39 | 437 | 0.98 | 2.09 | 0.99 | 2.08 | 42 |
| Year ended 9-30-2016 | 6.51 | 6.58 | 520 | 0.97 | 2.03 | 0.98 | 2.02 | 88 |
| Year ended 9-30-2015 | 6.30 | 1.66 | 1,206 | 0.95 | 2.02 | 0.96 | 2.01 | 58 |
| Year ended 9-30-2014 | 6.34 | 3.03 | 1,239 | 0.96 | 2.58 | 0.97 | 2.57 | 18 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 9-30-2018 | 6.01 | -3.18 | 1 | 2.56 | 0.87 | — | — | 29 |
| Year ended 9-30-2017 | 6.26 | -1.50 | 1 | 2.39 | 0.68 | — | — | 42 |
| Year ended 9-30-2016 | 6.51 | 5.31 | 2 | 2.31 | 0.68 | — | — | 88 |
| Year ended 9-30-2015 | 6.29 | 0.21 | 3 | 2.26 | 0.73 | — | — | 58 |
| Year ended 9-30-2014 | 6.34 | 1.70 | 4 | 2.25 | 1.30 | — | — | 18 |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2018 | 6.01 | -2.63 | 4 | 1.94 | 1.48 | — | — | 29 |
| Year ended 9-30-2017 | 6.26 | -0.46 | 8 | 1.85 | 1.22 | — | — | 42 |
| Year ended 9-30-2016 | 6.50 | 5.65 | 10 | 1.85 | 1.14 | — | — | 88 |
| Year ended 9-30-2015 | 6.29 | 0.56 | 10 | 1.87 | 1.11 | — | — | 58 |
| Year ended 9-30-2014 | 6.34 | 2.08 | 11 | 1.89 | 1.65 | — | — | 18 |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2018[5] | 6.01 | -2.01 | —* | 0.84[6] | 2.78[6] | — | — | 29[7] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 6.02 | -1.41 | 545 | 0.72 | 2.74 | — | — | 29 |
| Year ended 9-30-2017 | 6.27 | 0.68 | 672 | 0.69 | 2.39 | — | — | 42 |
| Year ended 9-30-2016 | 6.51 | 6.88 | 752 | 0.67 | 2.28 | — | — | 88 |
| Year ended 9-30-2015 | 6.30 | 1.80 | 2 | 0.67 | 2.41 | — | — | 58 |
| Year ended 9-30-2014 | 6.35 | 3.33 | 25 | 0.67 | 2.87 | — | — | 18 |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018[5] | 6.01 | -1.77 | 44 | 0.57[6] | 3.06[6] | — | — | 29[7] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2018[5] | 6.01 | -2.43 | —* | 1.35[6] | 2.27[6] | — | — | 29[7] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2018[5] | 6.01 | -2.16 | —* | 1.00[6] | 2.62[6] | — | — | 29[7] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CROSSOVER CREDIT FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $10.26 | $0.30 | $(0.56) | $(0.26) | $(0.27) | $(0.09) | $(0.36) |
| Year ended 9-30-2017[4] | 10.00 | 0.13 | 0.23 | 0.36 | (0.10) | — | (0.10) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.26 | 0.31 | (0.57) | (0.26) | (0.27) | (0.09) | (0.36) |
| Year ended 9-30-2017[4] | 10.00 | 0.13 | 0.23 | 0.36 | (0.10) | — | (0.10) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.26 | 0.33 | (0.56) | (0.23) | (0.30) | (0.09) | (0.39) |
| Year ended 9-30-2017[4] | 10.00 | 0.15 | 0.22 | 0.37 | (0.11) | — | (0.11) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.26 | 0.33 | (0.56) | (0.23) | (0.30) | (0.09) | (0.39) |
| Year ended 9-30-2017[4] | 10.00 | 0.15 | 0.22 | 0.37 | (0.11) | — | (0.11) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.25 | 0.25 | (0.57) | (0.32) | (0.21) | (0.09) | (0.30) |
| Year ended 9-30-2017[4] | 10.00 | 0.10 | 0.23 | 0.33 | (0.08) | — | (0.08) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.26 | 0.30 | (0.56) | (0.26) | (0.27) | (0.09) | (0.36) |
| Year ended 9-30-2017[4] | 10.00 | 0.13 | 0.23 | 0.36 | (0.10) | — | (0.10) |

*  Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 3, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $ 9.64 | -2.56% | $ 12 | 0.90% | 3.07% | 1.19% | 2.78% | 85% |
| Year ended 9-30-2017[4] | 10.26 | 3.51 | 11 | 0.90[5] | 2.63[5] | 0.95[5] | 2.58[5] | 112[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.64 | -2.54 | —* | 0.87 | 3.09 | 1.11 | 2.85 | 85 |
| Year ended 9-30-2017[4] | 10.26 | 3.48 | 1 | 0.96[5] | 2.56[5] | 1.00[5] | 2.52[5] | 112[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.64 | -2.41 | 23 | 0.65 | 3.33 | 1.06 | 2.92 | 85 |
| Year ended 9-30-2017[4] | 10.26 | 3.72 | 18 | 0.65[5] | 2.89[5] | 0.83[5] | 2.71[5] | 112[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.64 | -2.41 | 1 | 0.65 | 3.31 | 0.90 | 3.06 | 85 |
| Year ended 9-30-2017[4] | 10.26 | 3.72 | 1 | 0.65[5] | 2.87[5] | 0.69[5] | 2.83[5] | 112[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.63 | -3.13 | —* | 1.45 | 2.51 | 1.69 | 2.27 | 85 |
| Year ended 9-30-2017[4] | 10.25 | 3.29 | 1 | 1.45[5] | 2.07[5] | 1.48[5] | 2.04[5] | 112[6] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.64 | -2.56 | 1 | 0.90 | 3.06 | 1.29 | 2.67 | 85 |
| Year ended 9-30-2017[4] | 10.26 | 3.51 | 1 | 0.90[5] | 2.63[5] | 1.08[5] | 2.45[5] | 112[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GOVERNMENT SECURITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $5.43 | $0.06 | $ (0.19) | $ (0.13) | $(0.07) | $— | $(0.07) |
| Year ended 9-30-2017 | 5.60 | 0.06 | (0.16) | (0.10) | (0.07) | — | (0.07) |
| Year ended 9-30-2016 | 5.51 | 0.06 | 0.10 | 0.16 | (0.07) | — | (0.07) |
| Year ended 9-30-2015 | 5.49 | 0.07 | 0.03 | 0.10 | (0.08) | — | (0.08) |
| Year ended 9-30-2014 | 5.51 | 0.08 | (0.01) | 0.07 | (0.09) | — | (0.09) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 9-30-2018 | 5.43 | 0.01 | (0.18) | (0.17) | (0.03) | — | (0.03) |
| Year ended 9-30-2017 | 5.60 | 0.00* | (0.16) | (0.16) | (0.01) | — | (0.01) |
| Year ended 9-30-2016 | 5.51 | 0.00* | 0.10 | 0.10 | (0.01) | — | (0.01) |
| Year ended 9-30-2015 | 5.49 | 0.00* | 0.04 | 0.04 | (0.02) | — | (0.02) |
| Year ended 9-30-2014 | 5.51 | 0.01 | 0.00 | 0.01 | (0.03) | — | (0.03) |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2018 | 5.43 | 0.01 | (0.18) | (0.17) | (0.03) | — | (0.03) |
| Year ended 9-30-2017 | 5.60 | 0.01 | (0.15) | (0.14) | (0.03) | — | (0.03) |
| Year ended 9-30-2016 | 5.51 | 0.01 | 0.11 | 0.12 | (0.03) | — | (0.03) |
| Year ended 9-30-2015 | 5.49 | 0.02 | 0.04 | 0.06 | (0.04) | — | (0.04) |
| Year ended 9-30-2014 | 5.51 | 0.03 | 0.00 | 0.03 | (0.05) | — | (0.05) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2018[5] | 5.43 | 0.07 | (0.19) | (0.12) | (0.08) | — | (0.08) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 5.43 | 0.08 | (0.19) | (0.11) | (0.09) | — | (0.09) |
| Year ended 9-30-2017 | 5.60 | 0.07 | (0.15) | (0.08) | (0.09) | — | (0.09) |
| Year ended 9-30-2016 | 5.51 | 0.07 | 0.11 | 0.18 | (0.09) | — | (0.09) |
| Year ended 9-30-2015 | 5.49 | 0.08 | 0.04 | 0.12 | (0.10) | — | (0.10) |
| Year ended 9-30-2014 | 5.51 | 0.10 | (0.01) | 0.09 | (0.11) | — | (0.11) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018[5] | 5.43 | 0.08 | (0.19) | (0.11) | (0.09) | — | (0.09) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2018[5] | 5.43 | 0.05 | (0.20) | (0.15) | (0.05) | — | (0.05) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2018[5] | 5.43 | 0.06 | (0.19) | (0.13) | (0.07) | — | (0.07) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from October 16, 2017 (commencement of operations of the class) through September 30, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2018.

(8) Expense ratio based on the period excluding reorganization expenses was 1.00%.

(9) Expense ratio based on the period excluding reorganization expenses was 0.72%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $5.23 | -2.35% | $ 71 | 1.04%[8] | 1.19% | 1.16% | 1.07% | 42% |
| Year ended 9-30-2017 | 5.43 | -1.73 | 87 | 1.02 | 1.20 | 1.10 | 1.04 | 37 |
| Year ended 9-30-2016 | 5.60 | 3.01 | 118 | 1.01 | 1.11 | 1.07 | 1.05 | 43 |
| Year ended 9-30-2015 | 5.51 | 1.88 | 244 | 1.01 | 1.18 | 1.07 | 1.12 | 63 |
| Year ended 9-30-2014 | 5.49 | 1.35 | 249 | 1.02 | 1.45 | 1.06 | 1.41 | 3 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 9-30-2018 | 5.23 | -3.22 | —* | 2.05 | 0.11 | 2.57 | -0.41 | 42 |
| Year ended 9-30-2017 | 5.43 | -2.81 | 1 | 2.13 | 0.01 | 2.27 | -0.13 | 37 |
| Year ended 9-30-2016 | 5.60 | 1.83 | 1 | 2.17 | -0.05 | 2.21 | -0.09 | 43 |
| Year ended 9-30-2015 | 5.51 | 0.68 | 1 | 2.20 | -0.01 | 2.24 | -0.05 | 63 |
| Year ended 9-30-2014 | 5.49 | 0.13 | 2 | 2.23 | 0.24 | 2.27 | 0.20 | 3 |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2018 | 5.23 | -3.14 | 1 | 1.88 | 0.24 | 2.16 | -0.04 | 42 |
| Year ended 9-30-2017 | 5.43 | -2.58 | 2 | 1.88 | 0.26 | 1.95 | 0.19 | 37 |
| Year ended 9-30-2016 | 5.60 | 2.10 | 3 | 1.91 | 0.21 | 1.95 | 0.17 | 43 |
| Year ended 9-30-2015 | 5.51 | 1.04 | 4 | 1.84 | 0.35 | 1.88 | 0.31 | 63 |
| Year ended 9-30-2014 | 5.49 | 0.49 | 5 | 1.87 | 0.60 | 1.91 | 0.56 | 3 |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2018[5] | 5.23 | -2.23 | —* | 0.90 [6] | 1.46 [6] | — | — | 42[7] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 5.23 | -2.10 | 124 | 0.78[9] | 1.46 | 0.82 | 1.42 | 42 |
| Year ended 9-30-2017 | 5.43 | -1.44 | 303 | 0.74 | 1.38 | 0.76 | 1.36 | 37 |
| Year ended 9-30-2016 | 5.60 | 3.33 | 157 | 0.70 | 1.33 | 0.74 | 1.29 | 43 |
| Year ended 9-30-2015 | 5.51 | 2.20 | 2 | 0.70 | 1.50 | 0.74 | 1.46 | 63 |
| Year ended 9-30-2014 | 5.49 | 1.67 | 2 | 0.69 | 1.78 | 0.73 | 1.74 | 3 |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018[5] | 5.23 | -1.99 | 179 | 0.63 [6] | 1.74 [6] | — | — | 42[7] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2018[5] | 5.23 | -2.68 | —* | 1.41 [6] | 0.95 [6] | — | — | 42[7] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2018[5] | 5.23 | -2.41 | —* | 1.06 [6][8] | 1.30 [6] | 1.09[6] | 1.27[6] | 42[7] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY IG INTERNATIONAL SMALL CAP FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $12.06 | $ 0.10 | $0.14 | $0.24 | $(0.02) | $— | $(0.02) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 1.97 | 2.06 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2018 | 12.00 | 0.01 | 0.13 | 0.14 | — | — | — |
| Year ended 9-30-2017[4] | 10.00 | 0.03 | 1.97 | 2.00 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 12.08 | 0.16 | 0.13 | 0.29 | (0.04) | —* | (0.04) |
| Year ended 9-30-2017[4] | 10.00 | 0.11 | 1.97 | 2.08 | — | — | — |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 12.09 | 0.16 | 0.11 | 0.27 | (0.04) | —* | (0.04) |
| Year ended 9-30-2017[4] | 10.00 | 0.11 | 1.98 | 2.09 | — | — | — |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2018 | 12.06 | 0.14 | 0.10 | 0.24 | (0.02) | — | (0.02) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 1.97 | 2.06 | — | — | — |

\* *Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *For the period from January 10, 2017 (commencement of operations of the class) through September 30, 2017.*

(5) *Annualized.*

(6) *Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $12.28 | 1.98% | $ 18 | 1.45% | 0.79% | 1.54% | 0.70% | 60% |
| Year ended 9-30-2017[4] | 12.06 | 20.60 | 13 | 1.45[5] | 1.11[5] | 1.61[5] | 0.95[5] | 38[6] |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2018 | 12.14 | 1.17 | 2 | 2.22 | 0.11 | 2.27 | 0.06 | 60 |
| Year ended 9-30-2017[4] | 12.00 | 20.00 | 1 | 2.17[5] | 0.39[5] | 2.33[5] | 0.23[5] | 38[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 12.33 | 2.33 | 66 | 1.12 | 1.28 | 1.34 | 1.06 | 60 |
| Year ended 9-30-2017[4] | 12.08 | 20.90 | 27 | 1.15[5] | 1.42[5] | 1.45[5] | 1.12[5] | 38[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 12.32 | 2.28 | 82 | 1.13 | 1.25 | 1.18 | 1.20 | 60 |
| Year ended 9-30-2017[4] | 12.09 | 20.90 | 1 | 1.15[5] | 1.41[5] | 1.31[5] | 1.25[5] | 38[6] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2018 | 12.28 | 1.98 | 5 | 1.45 | 1.10 | 1.59 | 0.96 | 60 |
| Year ended 9-30-2017[4] | 12.06 | 20.60 | 1 | 1.45[5] | 1.11[5] | 1.70[5] | 0.86[5] | 38[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $ 9.47 | $0.39 | $ (1.40) | $ (1.01) | $(0.24) | $— | $(0.24) |
| Year ended 9-30-2017 | 9.21 | 0.41 | (0.15) | 0.26 | — | — | — |
| Year ended 9-30-2016 | 8.11 | 0.33 | 0.77 | 1.10 | — | — | — |
| Year ended 9-30-2015 | 9.76 | 0.34 | (1.83) | (1.49) | (0.16) | —* | (0.16) |
| Year ended 9-30-2014[4] | 10.00 | 0.16 | (0.40) | (0.24) | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2018 | 9.28 | 0.31 | (1.37) | (1.06) | (0.16) | — | (0.16) |
| Year ended 9-30-2017 | 9.09 | 0.34 | (0.15) | 0.19 | — | — | — |
| Year ended 9-30-2016 | 8.06 | 0.28 | 0.75 | 1.03 | — | — | — |
| Year ended 9-30-2015 | 9.73 | 0.27 | (1.83) | (1.56) | (0.11) | —* | (0.11) |
| Year ended 9-30-2014[4] | 10.00 | 0.13 | (0.40) | (0.27) | — | — | — |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2018 | 9.48 | 0.39 | (1.39) | (1.00) | (0.25) | — | (0.25) |
| Year ended 9-30-2017 | 9.21 | 0.42 | (0.15) | 0.27 | — | — | — |
| Year ended 9-30-2016 | 8.11 | 0.35 | 0.75 | 1.10 | — | — | — |
| Year ended 9-30-2015 | 9.76 | 0.33 | (1.82) | (1.49) | (0.16) | —* | (0.16) |
| Year ended 9-30-2014[4] | 10.00 | 0.16 | (0.40) | (0.24) | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 9.54 | 0.43 | (1.41) | (0.98) | (0.28) | — | (0.28) |
| Year ended 9-30-2017 | 9.25 | 0.46 | (0.17) | 0.29 | — | — | — |
| Year ended 9-30-2016 | 8.12 | 0.39 | 0.74 | 1.13 | — | — | — |
| Year ended 9-30-2015 | 9.77 | 0.36 | (1.84) | (1.48) | (0.17) | —* | (0.17) |
| Year ended 9-30-2014[4] | 10.00 | 0.17 | (0.40) | (0.23) | — | — | — |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 9.54 | 0.44 | (1.42) | (0.98) | (0.28) | — | (0.28) |
| Year ended 9-30-2017 | 9.25 | 0.46 | (0.17) | 0.29 | — | — | — |
| Year ended 9-30-2016 | 8.12 | 0.38 | 0.75 | 1.13 | — | — | — |
| Year ended 9-30-2015[6] | 9.08 | 0.23 | (1.19) | (0.96) | — | — | — |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2018 | 9.41 | 0.35 | (1.38) | (1.03) | (0.22) | — | (0.22) |
| Year ended 9-30-2017 | 9.17 | 0.39 | (0.15) | 0.24 | — | — | — |
| Year ended 9-30-2016 | 8.09 | 0.32 | 0.76 | 1.08 | — | — | — |
| Year ended 9-30-2015 | 9.74 | 0.31 | (1.82) | (1.51) | (0.14) | —* | (0.14) |
| Year ended 9-30-2014[4] | 10.00 | 0.15 | (0.41) | (0.26) | — | — | — |

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $8.22 | -11.01% | $ 12 | 1.21% | 4.28% | 1.45% | 4.04% | 90% |
| Year ended 9-30-2017 | 9.47 | 2.82 | 13 | 1.25 | 4.45 | 1.63 | 4.07 | 63 |
| Year ended 9-30-2016 | 9.21 | 13.56 | 12 | 1.25 | 3.90 | 2.03 | 3.12 | 74 |
| Year ended 9-30-2015 | 8.11 | -15.45 | 26 | 1.25 | 3.81 | 2.21[9] | 2.85 | 40 |
| Year ended 9-30-2014[4] | 9.76 | -2.40 | 20 | 1.25[5] | 3.70[5] | 2.18[5][10] | 2.77[5] | 18[7] |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2018 | 8.06 | -11.56 | 2 | 1.86 | 3.54 | 2.10 | 3.30 | 90 |
| Year ended 9-30-2017 | 9.28 | 2.09 | 2 | 1.97 | 3.81 | 2.27 | 3.51 | 63 |
| Year ended 9-30-2016 | 9.09 | 12.78 | 2 | 2.00 | 3.27 | 2.50 | 2.77 | 74 |
| Year ended 9-30-2015 | 8.06 | -16.12 | 2 | 2.00 | 2.98 | 2.71[11] | 2.27 | 40 |
| Year ended 9-30-2014[4] | 9.73 | -2.70 | 2 | 2.00[5] | 2.95[5] | 2.85[5][12] | 2.10[5] | 18[7] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2018 | 8.23 | -10.78 | 2 | 1.05 | 4.32 | 1.29 | 4.08 | 90 |
| Year ended 9-30-2017 | 9.48 | 2.93 | 2 | 1.17 | 4.60 | 1.46 | 4.31 | 63 |
| Year ended 9-30-2016 | 9.21 | 13.56 | 2 | 1.26 | 4.01 | 1.72 | 3.55 | 74 |
| Year ended 9-30-2015 | 8.11 | -15.45 | 2 | 1.26 | 3.72 | 1.93[13] | 3.05 | 40 |
| Year ended 9-30-2014[4] | 9.76 | -2.40 | 2 | 1.25[5] | 3.72[5] | 2.09[5][14] | 2.88[5] | 18[7] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 8.28 | -10.56 | 80 | 0.80 | 4.80 | 1.23 | 4.37 | 90 |
| Year ended 9-30-2017 | 9.54 | 3.14 | 45 | 0.91 | 4.96 | 1.39 | 4.48 | 63 |
| Year ended 9-30-2016 | 9.25 | 13.92 | 26 | 1.00 | 4.42 | 1.62 | 3.80 | 74 |
| Year ended 9-30-2015 | 8.12 | -15.29 | 8 | 1.00 | 4.00 | 1.83[15] | 3.17 | 40 |
| Year ended 9-30-2014[4] | 9.77 | -2.30 | 8 | 1.00[5] | 3.97[5] | 1.99[5][16] | 2.98[5] | 18[7] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 8.28 | -10.56 | 41 | 0.80 | 4.83 | 1.05 | 4.58 | 90 |
| Year ended 9-30-2017 | 9.54 | 3.14 | 52 | 0.80 | 4.95 | 1.11 | 4.64 | 63 |
| Year ended 9-30-2016 | 9.25 | 13.92 | 1 | 1.00 | 4.35 | 1.47 | 3.88 | 74 |
| Year ended 9-30-2015[6] | 8.12 | -10.57 | —* | 1.00[5] | 4.03[5] | 1.68[5][19] | 3.35[5] | 40[8] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2018 | 8.16 | -11.23 | 2 | 1.50 | 3.87 | 1.79 | 3.58 | 90 |
| Year ended 9-30-2017 | 9.41 | 2.62 | 2 | 1.50 | 4.27 | 1.97 | 3.80 | 63 |
| Year ended 9-30-2016 | 9.17 | 13.35 | 2 | 1.50 | 3.77 | 2.21 | 3.06 | 74 |
| Year ended 9-30-2015 | 8.09 | -15.63 | 2 | 1.50 | 3.48 | 2.54[17] | 2.44 | 40 |
| Year ended 9-30-2014[4] | 9.74 | -2.60 | 2 | 1.50[5] | 3.47[5] | 2.59[5][18] | 2.38[5] | 18[7] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND (Continued)

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2018 | $ 9.48 | $0.37 | $ (1.39) | $ (1.02) | $(0.24) | $— | $(0.24) |
| Year ended 9-30-2017 | 9.21 | 0.41 | (0.14) | 0.27 | — | — | — |
| Year ended 9-30-2016 | 8.11 | 0.35 | 0.75 | 1.10 | — | — | — |
| Year ended 9-30-2015 | 9.76 | 0.34 | (1.83) | (1.49) | (0.16) | —* | (0.16) |
| Year ended 9-30-2014[4] | 10.00 | 0.16 | (0.40) | (0.24) | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 30, 2014 (commencement of operations of the class) through September 30, 2014.

(5) Annualized.

(6) For the period from January 30, 2015 (commencement of operations of the class) through September 30, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2014.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2015.

(9) Ratio of expenses to average net assets excluding offering cost was 2.00%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.80%.

(11) Ratio of expenses to average net assets excluding offering cost was 2.50%.

(12) Ratio of expenses to average net assets excluding offering cost was 2.47%.

(13) Ratio of expenses to average net assets excluding offering cost was 1.72%.

(14) Ratio of expenses to average net assets excluding offering cost was 1.71%.

(15) Ratio of expenses to average net assets excluding offering cost was 1.62%.

(16) Ratio of expenses to average net assets excluding offering cost was 1.61%.

(17) Ratio of expenses to average net assets excluding offering cost was 2.33%.

(18) Ratio of expenses to average net assets excluding offering cost was 1.96%.

(19) Ratio of expenses to average net assets excluding offering cost was 1.47%.

(20) Ratio of expenses to average net assets excluding offering cost was 1.86%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| Class Y Shares | | | | | | | | |
| Year ended 9-30-2018 | $8.22 | -11.00% | $3 | 1.21% | 4.11% | 1.45% | 3.87% | 90% |
| Year ended 9-30-2017 | 9.48 | 2.93 | 3 | 1.25 | 4.48 | 1.63 | 4.10 | 63 |
| Year ended 9-30-2016 | 9.21 | 13.56 | 5 | 1.25 | 4.06 | 1.86 | 3.45 | 74 |
| Year ended 9-30-2015 | 8.11 | -15.45 | 2 | 1.25 | 3.73 | 2.07[20] | 2.91 | 40 |
| Year ended 9-30-2014[4] | 9.76 | -2.40 | 3 | 1.25[5] | 3.72[5] | 2.24[5][20] | 2.73[5] | 18[7] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PICTET TARGETED RETURN BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $ 10.11 | $ 0.16 | $(0.18) | $(0.02) | $(0.07) | $  — | $(0.07) |
| Year ended 9-30-2017 | 10.21 | 0.09 | 0.03 | 0.12 | (0.13) | (0.09) | (0.22) |
| Year ended 9-30-2016[4] | 10.00 | 0.06 | 0.15 | 0.21 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.05 | 0.09 | (0.17) | (0.08) | (0.06) | — | (0.06) |
| Year ended 9-30-2017 | 10.16 | 0.02 | 0.02 | 0.04 | (0.06) | (0.09) | (0.15) |
| Year ended 9-30-2016[4] | 10.00 | 0.01 | 0.15 | 0.16 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.13 | 0.18 | (0.18) | 0.00* | (0.07) | — | (0.07) |
| Year ended 9-30-2017 | 10.23 | 0.11 | 0.03 | 0.14 | (0.15) | (0.09) | (0.24) |
| Year ended 9-30-2016[4] | 10.00 | 0.08 | 0.15 | 0.23 | — | — | — |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.13 | 0.18 | (0.15) | 0.03 | (0.08) | — | (0.08) |
| Year ended 9-30-2017 | 10.24 | 0.14 | 0.00* | 0.14 | (0.16) | (0.09) | (0.25) |
| Year ended 9-30-2016[4] | 10.00 | 0.09 | 0.15 | 0.24 | — | — | — |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.11 | 0.16 | (0.18) | (0.02) | (0.07) | — | (0.07) |
| Year ended 9-30-2017 | 10.22 | 0.09 | 0.02 | 0.11 | (0.13) | (0.09) | (0.22) |
| Year ended 9-30-2016[4] | 10.00 | 0.06 | 0.16 | 0.22 | — | — | — |

\*  Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from January 4, 2016 (commencement of operations of the class) through September 30, 2016.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2016.

(7) Ratio of expenses to average net assets excluding offering cost was 1.22%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.14%.

(9) Ratio of expenses to average net assets excluding offering cost was 1.89%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.77%.

(11) Ratio of expenses to average net assets excluding offering cost was 0.98%.

(12) Ratio of expenses to average net assets excluding offering cost was 0.87%.

(13) Ratio of expenses to average net assets excluding offering cost was 0.85%.

(14) Ratio of expenses to average net assets excluding offering cost was 0.74%.

(15) Ratio of expenses to average net assets excluding offering cost was 1.22%.

(16) Ratio of expenses to average net assets excluding offering cost was 1.02%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $10.02 | -0.22% | $ 21 | 1.22% | 1.56% | 1.39% | 1.39% | 152% |
| Year ended 9-30-2017 | 10.11 | 1.20 | 20 | 1.24[7] | 0.88 | 1.43 | 0.69 | 190 |
| Year ended 9-30-2016[4] | 10.21 | 2.10 | 19 | 1.27[5][8] | 0.88[5] | 1.55[5] | 0.60[5] | 90[6] |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.91 | -0.85 | 4 | 1.92 | 0.86 | 2.09 | 0.69 | 152 |
| Year ended 9-30-2017 | 10.05 | 0.46 | 4 | 1.91[9] | 0.21 | 2.10 | 0.02 | 190 |
| Year ended 9-30-2016[4] | 10.16 | 1.60 | 4 | 1.90[5][10] | 0.15[5] | 2.18[5] | -0.13[5] | 90[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 10.06 | 0.03 | 123 | 1.00 | 1.79 | 1.21 | 1.58 | 152 |
| Year ended 9-30-2017 | 10.13 | 1.43 | 111 | 1.00[11] | 1.13 | 1.22 | 0.91 | 190 |
| Year ended 9-30-2016[4] | 10.23 | 2.30 | 74 | 1.00[5][12] | 1.02[5] | 1.30[5] | 0.72[5] | 90[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 10.08 | 0.25 | 89 | 0.87 | 1.79 | 1.05 | 1.61 | 152 |
| Year ended 9-30-2017 | 10.13 | 1.45 | 155 | 0.87[13] | 1.37 | 1.07 | 1.17 | 190 |
| Year ended 9-30-2016[4] | 10.24 | 2.40 | 2 | 0.87[5][14] | 1.17[5] | 1.16[5] | 0.88[5] | 90[6] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2018 | 10.02 | -0.22 | 4 | 1.22 | 1.55 | 1.44 | 1.33 | 152 |
| Year ended 9-30-2017 | 10.11 | 1.17 | 4 | 1.24[15] | 0.88 | 1.46 | 0.66 | 190 |
| Year ended 9-30-2016[4] | 10.22 | 2.20 | 4 | 1.15[5][16] | 0.89[5] | 1.55[5] | 0.49[5] | 90[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PINEBRIDGE HIGH YIELD FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $ 10.15 | $0.48 | $(0.30) | $ 0.18 | $(0.49) | $(0.03) | $(0.52) |
| Year ended 9-30-2017[4] | 10.00 | 0.16 | 0.10 | 0.26 | (0.11) | — | (0.11) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.15 | 0.51 | (0.31) | 0.20 | (0.51) | (0.03) | (0.54) |
| Year ended 9-30-2017[4] | 10.00 | 0.17 | 0.10 | 0.27 | (0.12) | — | (0.12) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.15 | 0.51 | (0.32) | 0.19 | (0.51) | (0.03) | (0.54) |
| Year ended 9-30-2017[4] | 10.00 | 0.17 | 0.10 | 0.27 | (0.12) | — | (0.12) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.15 | 0.43 | (0.31) | 0.12 | (0.43) | (0.03) | (0.46) |
| Year ended 9-30-2017[4] | 10.00 | 0.14 | 0.11 | 0.25 | (0.10) | — | (0.10) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from May 18, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $ 9.81 | 1.71% | $ 8 | 1.00% | 4.83% | 1.11% | 4.72% | 81% |
| Year ended 9-30-2017[4] | 10.15 | 2.64 | 6 | 1.00[5] | 4.22[5] | — | — | 60[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.81 | 2.10 | 46 | 0.72 | 5.14 | 1.00 | 4.86 | 81 |
| Year ended 9-30-2017[4] | 10.15 | 2.72 | 22 | 0.72[5] | 4.55[5] | 0.87[5] | 4.40[5] | 60[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.80 | 2.00 | 32 | 0.72 | 5.10 | 0.83 | 4.99 | 81 |
| Year ended 9-30-2017[4] | 10.15 | 2.72 | 35 | 0.72[5] | 4.44[5] | 0.73[5] | 4.43[5] | 60[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.81 | 1.19 | 1 | 1.47 | 4.35 | 1.57 | 4.25 | 81 |
| Year ended 9-30-2017[4] | 10.15 | 2.50 | 1 | 1.46[5] | 3.74[5] | — | — | 60[6] |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund, Ivy Cash Management Fund, Ivy Corporate Bond Fund (formerly known as Ivy Bond Fund), Ivy Crossover Credit Fund, Ivy Government Securities Fund, Ivy IG International Small Cap Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund, Ivy Pictet Targeted Return Bond Fund and Ivy PineBridge High Yield Fund (each, a "Fund") are eleven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A shares. Certain Funds offer Class B, Class C, Class E, Class I, Class N, Class R and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

**Foreign Currency Translation.** Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

**Allocation of Income, Expenses, Gains and Losses.** Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

**Income Taxes.** It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

**Segregation and Collateralization.** In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

**Concentration of Market and Credit Risk.** In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

**Collateralized Loan Obligations.** Certain Funds may invest in collateralized loan obligations ("CLOs"). CLOs are a type of asset-backed security. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. The cash flows of a CLO can be split into multiple segments, called "tranches", which will vary in risk profile and yield. Each tranche is a piece of the CLO, and dictates who will be paid out first when the underlying loan payments are made. It also dictates the risk associated with the investment, since investors who are paid last have a higher risk of default from the underlying loans.

**Inflation-Indexed Bonds.** Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid

based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

**Interest Only Obligations.** These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

**Loans.** Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

**Payment In-Kind Securities.** Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

**Securities on a When-Issued or Delayed Delivery Basis.** Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

**Custodian Fees.** "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Indemnification.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**New Rule Issuance.** In March 2017, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU"), ASU 2017-08 which provides guidance related to the amortization period for certain purchased callable debt securities held at a premium. The ASU is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Management is currently evaluating the implication of this amendment and its impact to the Funds' financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13 which changes the fair value measurement disclosure requirements of ASC 820. The ASU is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Management is currently evaluating the implication of this amendment and its impact to the Funds' financial statements and related disclosures.

In October 2018, the Securities Exchange Commission ("Commission") adopted amendments to certain disclosure requirements that have become redundant, duplicative, overlapping, outdated, or superseded, in light of other Commission disclosure requirements, U.S. GAAP, or changes in the information environment. We are also referring certain Commission disclosure requirements that overlap with, but require information incremental to, U.S. GAAP to the FASB for potential incorporation into U.S. GAAP. The amendments are intended to facilitate the disclosure of information to investors and simplify compliance without significantly altering the total mix of information provided to investors. The amendments are effective November 2018. Management is currently evaluating the implication of these amendments and their impact to the Funds' financial statements and related disclosures.

**Subsequent Events**. Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Cash Management Fund are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Ivy Cash Management Fund) are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Asset-Backed Securities and Mortgage-Backed Securities.** The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

**Corporate Bonds.** The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Derivative Instruments.** Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

**Equity Securities.** Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

**Loans.** Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

**Municipal Bonds.** Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

**Other Government Securities.** Other government securities include emerging market sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities. The fair value of other government securities is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market

price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most other government securities are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Restricted Securities.** Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

**U.S. Government and Agency Securities.** U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2018, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

## 4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

**Forward Foreign Currency Contracts.** Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

**Futures Contracts.** Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options in futures contracts may also be purchased or sold by a Fund.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

**Option Contracts.** Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

**Swap Agreements.** Certain Funds may invest in swap agreements. Swap agreements are bilaterally negotiated agreements between a Fund and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over the counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Daily changes in valuation of centrally cleared swaps, if any, are recorded as variation margin receivable or variation margin payable on the Statement of Assets and Liabilities. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

After a centrally cleared swap is accepted for clearing, a Fund may be required to deposit initial margin with the clearing member in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Credit default swap agreements ("CDS") on corporate issuers or credit indices involve one party making a stream of periodic payments to another party in exchange for the right to receive a specified return in the event of a write-down, principal shortfall, interest shortfall or default of the corporate issuer or all or part of the referenced entities comprising the credit index. A Fund may enter a physically settled or cash settled CDS. As a buyer, if an underlying credit event occurs depending on if the CDS is to be physically settled or cash settled, a Fund will either (i) receive from the seller an amount equal to the notional amount of the swap and deliver the corporate issuer security or (ii) receive a net settlement of cash equal to the notional amount of the swap less the recovery value of the corporate issuer security or underlying securities comprising the index. As a seller (writer), if an underlying credit event occurs, a Fund will either pay the buyer an amount equal to the notional amount of the swap and take delivery of the corporate issuer security or pay a net settlement of cash equal to the notional amount of the swap less the recovery value of the corporate issuer security or underlying securities comprising the index.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund enter into credit default swaps to protect bonds owned by a Fund against default.

Interest rate swaps are agreements in which one party pays a stream of interest payments, either fixed or floating, for another party's stream of interest payments, either fixed or floating, on the same notional amount for a specified period of time.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund enter into interest rate swaps to gain or reduce exposure to interest rates or to manage duration, the yield curve or interest rate risk by economically hedging the value of the fixed rate bonds, which may decrease when interest rates rise (interest rate risk).

Total return swaps involve a commitment of one party to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, a basket of securities, or an index exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy Pictet Targeted Return Bond Fund enters into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

**Collateral and rights of offset.** A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

**Offsetting of Assets and Liabilities.** The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2018:

## Assets

| Fund | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Received | Cash Collateral Received | Net Amount Receivable |
| **Ivy Apollo Multi-Asset Income Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts | $ 241 | $— | $ 241 | $ —* | $(237) | $— | $ 4 |
| **Ivy Apollo Strategic Income Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts | $ 232 | $— | $ 232 | $ —* | $(228) | $— | $ 4 |
| **Ivy Pictet Emerging Markets Local Currency Debt Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts | $ 948 | $— | $ 948 | $ (945) | $ — | $(3) | $ — |
| Swap agreements, at value | 276 | — | 276 | (72) | — | — | 204 |
| Total | $ 1,224 | $— | $ 1,224 | $ (1,017) | $ — | $(3) | $204 |
| **Ivy Pictet Targeted Return Bond Fund** | | | | | | | |
| Investments in unaffiliated securities at value** | $ 1,383 | $— | $ 1,383 | $(1,084) | $ — | $— | $299 |
| Unrealized appreciation on forward foreign currency contracts | 1,012 | — | 1,012 | (314) | — | — | 698 |
| Total | $2,395 | $— | $2,395 | $(1,398) | $ — | $— | $997 |

\* Not shown due to rounding.

\** Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

## Liabilities

| Fund | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Pledged | Cash Collateral Pledged | Net Amount Payable |
| **Ivy Apollo Multi-Asset Income Fund** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts[1] | $—* | $— | $—* | $— | $— | $— | $—* |
| **Ivy Apollo Strategic Income Fund** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts[1] | $—* | $— | $—* | $— | $— | $— | $—* |

| Fund | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | Net Amount Payable |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Pledged | Cash Collateral Pledged | |
| **Ivy Pictet Emerging Markets Local Currency Debt Fund** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts | $2,544 | $— | $2,544 | $ (945) | $ — | $(546) | $1,053 |
| Swap agreements, at value | 116 | — | 116 | (72) | — | (5) | 39 |
| Total | $2,660 | $— | $2,660 | $ (1,017) | $ — | $ (551) | $1,092 |
| **Ivy Pictet Targeted Return Bond Fund** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts | $ 776 | $— | $ 776 | $ (314) | $(433) | $ — | $ 29 |
| Swap agreements, at value | 374 | — | 374 | — | (98) | — | 276 |
| Written options at value | 1,145 | — | 1,145 | (1,084) | (52) | — | 9 |
| Total | $2,295 | $— | $2,295 | $(1,398) | $(583) | $ — | $ 314 |

\* Not shown due to rounding.

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

## Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2018:

| Fund | Type of Risk Exposure | Assets | | Liabilities | |
|---|---|---|---|---|---|
| | | Statement of Assets & Liabilities Location | Value | Statement of Assets & Liabilities Location | Value |
| Ivy Apollo Multi-Asset Income Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | $ 241 | | $ — |
| Ivy Apollo Strategic Income Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 232 | | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | Credit | | — | Swap agreements, at value | 13 |
| | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 948 | Unrealized depreciation on forward foreign currency contracts | 2,544 |
| | Interest rate | Unrealized appreciation on centrally cleared swap agreements** | 32 | Unrealized depreciation on centrally cleared swap agreements** | 13 |
| | | Unrealized appreciation on futures contracts** | 17 | Unrealized depreciation on futures contracts** | 12 |
| | | Swap agreements, at value | 276 | Swap agreements, at value | 103 |
| Ivy Pictet Targeted Return Bond Fund | Credit | Investments in unaffiliated securities at value* | 29 | Written options at value | 18 |
| | | Unrealized appreciation on centrally cleared swap agreements** | 229 | Swap agreements, at value | 284 |
| | Foreign currency | Investments in unaffiliated securities at value* | 1,354 | Written options at value | 1,127 |
| | | Unrealized appreciation on forward foreign currency contracts | 1,012 | Unrealized depreciation on forward foreign currency contracts | 776 |

| Fund | Type of Risk Exposure | Assets | | | Liabilities | |
|---|---|---|---|---|---|---|
| | | Statement of Assets & Liabilities Location | Value | | Statement of Assets & Liabilities Location | Value |
| Ivy Pictet Targeted Return Bond Fund (Continued) | Interest rate | Investments in unaffiliated securities at value* | | $ 96 | Written options at value | $ 64 |
| | | Unrealized appreciation on centrally cleared swap agreements** | | 777 | Unrealized depreciation on centrally cleared swap agreements** | 469 |
| | | Unrealized appreciation on futures contracts** | | 1,028 | Unrealized depreciation on futures contracts** | 110 |
| | | | | | Swap agreements, at value | 90 |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

\*\* The value presented includes cumulative gain (loss) on open futures contracts and centrally cleared swap agreements; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended September 30, 2018.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2018:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: | | | | | |
|---|---|---|---|---|---|---|---|
| | | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Ivy Apollo Multi-Asset Income Fund | Foreign currency | $ — | $ — | $ — | $ — | $ 341 | $ 341 |
| Ivy Apollo Strategic Income Fund | Foreign currency | — | — | — | — | 567 | 567 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | Credit | — | 175 | — | — | — | 175 |
| | Foreign currency | — | — | — | — | (327) | (327) |
| | Interest rate | (13) | 32 | 12 | 4 | — | 35 |
| Ivy Pictet Targeted Return Bond Fund | Credit | (256) | 292 | — | 221 | — | 257 |
| | Foreign currency | (260) | — | — | 212 | 5,171 | 5,123 |
| | Interest rate | (361) | (98) | 1,761 | 68 | — | 1,370 |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2018:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: | | | | | |
|---|---|---|---|---|---|---|---|
| | | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Ivy Apollo Multi-Asset Income Fund | Foreign currency | $ — | $ — | $— | $ — | $ 445 | $ 445 |
| Ivy Apollo Strategic Income Fund | Foreign currency | — | — | — | — | 197 | 197 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | Credit | — | (5) | — | — | — | (5) |
| | Foreign currency | — | — | — | — | (1,577) | (1,577) |
| | Interest rate | — | 146 | 5 | — | — | 151 |
| Ivy Pictet Targeted Return Bond Fund | Credit | 44 | (77) | — | 61 | — | 28 |
| | Foreign currency | 837 | — | — | 417 | (1,343) | (89) |
| | Interest rate | (104) | 204 | 13 | (22) | — | 91 |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended September 30, 2018, the average derivative volume was as follows:

| Fund | Forward foreign currency contracts[1] | Long futures contracts[2] | Short futures contracts[2] | Swap agreements[3] | Purchased options[2] | Written options[2] |
|---|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund ......... | $287 | $ — | $ — | $ — | $ — | $ — |
| Ivy Apollo Strategic Income Fund ........... | 366 | — | — | — | — | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund ......................... | 316 | 5,789 | 2,399 | 35,067 | 1 | —* |
| Ivy Pictet Targeted Return Bond Fund ....... | 315 | 10,503 | 85,327 | 106,889 | 757 | 404 |

\* Not shown due to rounding.

(1) Average absolute value of unrealized appreciation/depreciation during the period.

(2) Average value outstanding during the period.

(3) Average notional amount outstanding during the period.

## 5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

### ($ amounts in thousands unless indicated otherwise)

**Management Fees.** IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

| Fund (M - Millions) | $0 to $500M | $500 to $1,000M | $1,000 to $1,500M | $1,500 to $2,000M | $2,0000 to $2,500M | $2,500 to $3,000M | $3,000 to $5,000M | $5,000 to $10,000M | $10,000 to $15,000M | $15,000 to $20,000M | Over $20,000M |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund .... | 0.700% | 0.700% | 0.650% | 0.650% | 0.610% | 0.610% | 0.580% | 0.580% | 0.580% | 0.580% | 0.580% |
| Ivy Apollo Strategic Income Fund .... | 0.680 | 0.680 | 0.620 | 0.620 | 0.580 | 0.580 | 0.570 | 0.570 | 0.570 | 0.570 | 0.570 |
| Ivy California Municipal High Income Fund .... | 0.525 | 0.500 | 0.450 | 0.400 | 0.400 | 0.400 | 0.400 | 0.395 | 0.390 | 0.385 | 0.385 |
| Ivy Cash Management Fund .......... | 0.350 | 0.350 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 |
| Ivy Corporate Bond Fund .......... | 0.475 | 0.475 | 0.450 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 |
| Ivy Crossover Credit Fund .......... | 0.500 | 0.450 | 0.425 | 0.425 | 0.425 | 0.400 | 0.400 | 0.375 | 0.375 | 0.375 | 0.375 |
| Ivy Government Securities Fund .. | 0.500 | 0.450 | 0.400 | 0.350 | 0.350 | 0.350 | 0.350 | 0.350 | 0.350 | 0.350 | 0.350 |
| Ivy IG International Small Cap Fund .......... | 1.000 | 1.000 | 0.950 | 0.950 | 0.900 | 0.900 | 0.900 | 0.850 | 0.850 | 0.850 | 0.850 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund .......... | 0.750 | 0.750 | 0.725 | 0.725 | 0.700 | 0.700 | 0.700 | 0.675 | 0.650 | 0.650 | 0.650 |
| Ivy Pictet Targeted Return Bond Fund .......... | 0.900 | 0.900 | 0.850 | 0.850 | 0.800 | 0.800 | 0.800 | 0.750 | 0.750 | 0.750 | 0.750 |
| Ivy PineBridge High Yield Fund ...... | 0.625 | 0.600 | 0.550 | 0.500 | 0.500 | 0.500 | 0.500 | 0.500 | 0.490 | 0.490 | 0.480 |

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended September 30, 2018.

IICO has entered into Subadvisory Agreements with the following entities on behalf of the Funds:

Under an agreement between IICO and Apollo Credit Management, LLC ("Apollo"), Apollo serves as subadviser for the total return strategy of each of the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle"), LaSalle serves as subadviser for the global real estate strategy of the Ivy Apollo Multi-Asset Income Fund. Under an agreement between IICO and Pictet

Asset Management Limited ("Pictet UK") and Pictet Asset Management (Singapore) PTE Ltd. ("Pictet Singapore," and collectively with Pictet UK, "Pictet"), Pictet serves as subadvisor to Ivy Pictet Emerging Markets Local Currency Debt Fund. Under an agreement between IICO and I.G. International Management Ltd. ("IG Ireland"), IG Ireland serves as subadviser for the Ivy IG International Small Cap Fund. Under an agreement between IICO and Pictet Asset Management SA ("Pictet AM CH"), Pictet AM CH serves as subadvisor to Ivy Pictet Targeted Return Bond Fund. Under an agreement between IICO and PineBridge Investments LLC ("PineBridge"), PineBridge serves as subadvisor to Ivy PineBridge High Yield Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

**Independent Trustees and Chief Compliance Officer Fees.** Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

**Accounting Services Fees.** The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

| (M - Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . . | $0.00 | $11.50 | $23.10 | $35.50 | $48.40 | $63.20 | $82.50 | $96.30 | $121.60 | $148.50 |

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

**Shareholder Servicing. General.** Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

**Networked accounts.** For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

**Broker accounts.** Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

**Distribution and Service Plan. Class A and Class E Shares.** Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class. For the Waddell & Reed Advisors Bond Fund (Ivy Corporate Bond Fund's Predecessor Fund) and Waddell & Reed Advisors Government Securities Fund (Ivy Government Securities Fund's Predecessor Fund), the Board voluntarily limited payment to 0.237% and 0.232%, respectively, of the Fund's average Class A net assets on an annual basis. This waiver ended when the reorganization occurred on October 16, 2017.

**Class B and Class C Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

**Class R Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

**Class Y Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

**Sales Charges.** As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the year ended September 30, 2018, IDI received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC Class A | Class B | Class C | Class E | Commissions Paid[1] |
|---|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | $202 | $ 2 | N/A | $ 1 | N/A | $ 183 |
| Ivy Apollo Strategic Income Fund | 123 | 3 | N/A | 3 | N/A | 109 |
| Ivy California Municipal High Income Fund | 22 | 1 | N/A | —* | N/A | 20 |
| Ivy Cash Management Fund | — | 1 | $ 1 | —* | N/A | 189,331 |
| Ivy Corporate Bond Fund | 192 | 2 | 2 | 1 | $ — | 165 |
| Ivy Crossover Credit Fund | 9 | —* | N/A | N/A | — | 7 |
| Ivy Government Securities Fund | 52 | —* | —* | —* | — | 37 |
| Ivy IG International Small Cap Fund | 31 | —* | N/A | —* | N/A | 34 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | 10 | —* | N/A | —* | — | 10 |
| Ivy Pictet Targeted Return Bond Fund | 21 | —* | N/A | —* | N/A | 20 |
| Ivy PineBridge High Yield Fund | 11 | —* | N/A | N/A | N/A | 9 |

\* Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

**Expense Reimbursements and/or Waivers.** IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the year ended September 30, 2018 were as follows:

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | All Classes | Contractual | 10-1-2015 | 1-31-2019 | N/A | $ 15[1] | Investment Management Fee |
| | Class A | Contractual | 10-1-2015 | 1-31-2019 | 1.30% | $ — | N/A |
| | Class C | Contractual | 10-1-2015 | 1-31-2019 | 2.17% | $ — | N/A |
| | Class I | Contractual | 10-1-2015 | 1-31-2020 | 0.75%[7] | $83 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | 0.75%[7] | $ —* | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 10-1-2015 | 1-31-2019 | 1.25% | $ — | N/A |
| | Class Y | Contractual | 10-1-2015 | 1-31-2019 | Not to exceed Class A | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Apollo Strategic Income Fund | All Classes | Contractual | 10-1-2015 | 1-31-2019 | N/A | $ 50[1] | Investment Management Fee |
| | Class A | Contractual | 10-1-2015 | 1-31-2019 | 1.15% | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| | Class C | Contractual | 10-1-2015 | 1-31-2019 | 1.85% | $ 12 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 10-1-2015 | 1-31-2020 | 0.67%[8] | $329 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | 0.67%[8] | $ 1 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 10-1-2015 | 1-31-2019 | 1.10% | $ — | N/A |
| | Class Y | Contractual | 10-1-2015 | 1-31-2019 | Not to exceed Class A | $ 5 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy California Municipal High Income Fund | All Classes | Voluntary | 10-3-2016 | 1-31-2019 | N/A | $109[2] | Investment Management Fee |
| | Class A | Contractual | 10-3-2016 | 1-31-2019 | 0.80% | $ 9 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 10-3-2016 | 1-31-2019 | 0.60% | $ 18 | Shareholder Servicing |
| | Class Y | Contractual | 10-3-2016 | 1-31-2019 | Not to exceed Class A | $ 3 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy Cash Management Fund | Class B | Voluntary | N/A | N/A | To maintain minimum yield[3] | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| | Class C | Voluntary | N/A | N/A | To maintain minimum yield[3] | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy Corporate Bond Fund | Class A | Voluntary | N/A | 2-26-2018 | 0.237% 12b-1 Fees | $ 2 | 12b-1 Fees |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 10-16-2017 | 7-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy Crossover Credit Fund | All Classes | Contractual | 4-3-2017 | 1-31-2019 | N/A | $ 90[4] | Investment Management Fee |
| | Class A | Contractual | 4-3-2017 | 1-31-2019 | 0.90% | $ 6 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-3-2017 | 1-31-2019 | 0.65% | $ 38 | Shareholder Servicing |
| | Class N | Contractual | 4-3-2017 | 1-31-2019 | 0.65% | $ —* | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 4-3-2017 | 1-31-2019 | Not to exceed Class A | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy Government Securities Fund | Class A | Voluntary | N/A | 2-26-2018 | 0.232% 12b-1 Fees | $ 1 | 12b-1 Fees |
| | Class A | Contractual | 10-16-2017 | 7-31-2020 | 1.00% | $ 91 | 12b-1 Fees and/or Shareholder Servicing |
| | Class B | Contractual | 10-16-2017 | 7-31-2020 | 2.13% | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| | Class C | Contractual | 10-16-2017 | 7-31-2020 | 1.88% | $ 4 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 10-16-2017 | 7-31-2020 | 0.72% | $ 57 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 10-16-2017 | 7-31-2020 | Not to exceed Class A | $ —* | 12b-1 Fees and/or Shareholder Servicing |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy IG International Small Cap Fund | All Classes | Contractual | 1-10-2017 | 1-31-2019 | N/A | $ 74[4] | Investment Management Fee |
| | Class A | Contractual | 1-10-2017 | 1-31-2019 | 1.45% | $ 6 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 1-10-2017 | 1-31-2020 | 0.99%[9] | $ 84 | Shareholder Servicing |
| | Class N | Contractual | 7-31-2018 | 1-31-2020 | 0.99% | $ 1 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 1-10-2017 | 1-31-2019 | Not to exceed Class A | $ 3 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | All Classes | Contractual | 4-30-2014 | 1-31-2019 | N/A | $ 314[5] | Investment Management Fee |
| | Class A | Contractual | 4-30-2014 | 1-31-2019 | 1.25% | $ — | N/A |
| | Class C | Contractual | 4-30-2014 | 1-31-2019 | 2.00% | $ — | N/A |
| | Class E | Contractual | 4-30-2014 | 1-31-2019 | 1.40% | $ — | N/A |
| | Class I | Contractual | 4-30-2014 | 1-31-2019 | 0.80% | $ 113 | Shareholder Servicing |
| | Class N | Contractual | 1-30-2015 | 1-31-2019 | 0.80% | $ 5 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class R | Contractual | 4-30-2014 | 1-31-2019 | 1.50% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 4-30-2014 | 1-31-2019 | 1.25% | $ — | N/A |
| | Class Y | Contractual | 4-30-2014 | 1-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy Pictet Targeted Return Bond Fund | All Classes | Contractual | 1-4-2016 | 1-31-2019 | N/A | $443[1] | Investment Management Fee |
| | Class A | Contractual | 1-4-2016 | 1-31-2019 | 1.38% | $ — | N/A |
| | Class C | Contractual | 1-4-2016 | 1-31-2019 | 2.08% | $ — | N/A |
| | Class I | Contractual | 1-4-2016 | 1-31-2019 | 1.00% | $ 54 | Shareholder Servicing |
| | Class N | Contractual | 1-4-2016 | 1-31-2019 | 0.87% | $ 13 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 1-4-2016 | 1-31-2019 | 1.25% | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 1-4-2016 | 1-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy PineBridge High Yield Fund | All Classes | Contractual | 5-18-2017 | 1-31-2019 | N/A | $ 81[6] | Investment Management Fee |
| | Class A | Contractual | 5-18-2017 | 1-31-2019 | 1.00% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 5-18-2017 | 1-31-2019 | 0.72% | $ 68 | Shareholder Servicing |
| | Class N | Contractual | 5-18-2017 | 1-31-2019 | 0.72% | $ 3 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |

\* Not shown due to rounding.

(1) Due to Class A, Class C, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) For Funds managed solely by IICO, IICO has voluntarily agreed to waive its management fee for any day that a Fund's net assets are less than $25 million, subject to IICO's right to change, modify or terminate this voluntary waiver at any time, without prior notice to shareholders.

(3) Minimum yield was 0.02%.

(4) Due to Class A, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(5) Due to Class A, Class C, Class E, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(6) Due to Class A, Class I and/or Class N contractual expense limits, investment management fees were waived for all share classes.

(7) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.00%.

(8) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 0.85%.

(9) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.15%.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2018 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

## 6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended September 30, 2018.

## 7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2018, were as follows:

|  | Purchases | | Sales | |
| --- | --- | --- | --- | --- |
|  | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Ivy Apollo Multi-Asset Income Fund | $ — | $ 299,815 | $ — | $348,094 |
| Ivy Apollo Strategic Income Fund | 25,253 | 217,088 | 28,759 | 204,601 |
| Ivy California Municipal High Income Fund | — | 11,493 | — | 2,062 |
| Ivy Cash Management Fund | — | — | — | — |
| Ivy Corporate Bond Fund | 8,430 | 288,653 | 68,252 | 321,094 |
| Ivy Crossover Credit Fund | — | 36,096 | — | 30,446 |
| Ivy Government Securities Fund | 172,228 | 1,003 | 159,427 | 996 |
| Ivy IG International Small Cap Fund | — | 208,189 | — | 82,604 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | — | 144,367 | — | 101,732 |
| Ivy Pictet Targeted Return Bond Fund | 144,432 | 232,119 | 165,481 | 232,131 |
| Ivy PineBridge High Yield Fund | — | 84,788 | — | 60,522 |

## 8. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The initial collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities. The collateral is maintained thereafter, at a market value equal to no less than 100% of the current value of the securities on loan. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2018 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2018:

| Fund | Market Value of Securities on Loan | Cash Collateral Received | Non-Cash Collateral Received | Total Collateral Received |
|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund . . . . . . | $13,855 | $13,457 | $  886 | $14,343 |
| Ivy Apollo Strategic Income Fund  . . . . . . . | 9,781 | 7,408 | 2,587 | 9,995 |
| Ivy Corporate Bond Fund . . . . . . . . . . . . . | 334 | 341 | — | 341 |
| Ivy Crossover Credit Fund . . . . . . . . . . . . . | 214 | 220 | — | 220 |
| Ivy IG International Small Cap Fund . . . . . . | 2,874 | 3,867 | — | 3,867 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund . . . . . . . . . . . . . . . | 732 | 832 | — | 832 |
| Ivy PineBridge High Yield Fund . . . . . . . . . | 1,232 | 1,260 | — | 1,260 |

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

## 9.  BUSINESS COMBINATIONS (All amounts in thousands)

On October 16, 2017, Ivy Bond Fund and Ivy Government Securities Fund acquired all assets and liabilities of Waddell & Reed Advisors Bond Fund and Waddell & Reed Advisors Government Securities Fund, respectively, pursuant to a plan of reorganization approved by the Board of Trustees on May 17, 2017. The purpose of each transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Bond Fund and Waddell & Reed Advisors Government Securities Fund for shares of the Ivy Bond Fund and Ivy Government Securities Fund, respectively. Class Y Shares of Waddell & Reed Advisors Bond Fund and Waddell & Reed Advisors Government Securities Fund were exchanged for Class I Shares of Ivy Bond Fund and Ivy Government Securities Fund, respectively.

The investment portfolio of Waddell & Reed Advisors Bond Fund and Waddell & Reed Advisors Government Securities Fund was the principal asset acquired by Ivy Bond Fund and Ivy Government Securities Fund, respectively. For financial reporting purposes, assets received and shares issued by Ivy Bond Fund and Ivy Government Securities Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Bond Fund and Waddell & Reed Advisors Government Securities Fund were carried forward to align ongoing reporting of Ivy Bond Fund and Ivy Government Securities Funds' realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

On February 26, 2018, Ivy Cash Management Fund acquired all assets and liabilities of Waddell & Reed Advisors Cash Management pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Cash Management for shares of the Ivy Cash Management Fund.

The investment portfolio of Waddell & Reed Advisors Cash Management was the principal asset acquired by Ivy Cash Management Fund. For financial reporting purposes, assets received and shares issued by Ivy Cash Management Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Cash Management was carried forward to align ongoing reporting of Ivy Cash Management Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

## 10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Apollo Multi-Asset Income Fund | | | | Ivy Apollo Strategic Income Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 9-30-18 | | Year ended 9-30-17 | | Year ended 9-30-18 | | Year ended 9-30-17 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 2,510 | $ 27,821 | 7,063 | $ 73,750 | 2,433 | $ 24,515 | 5,306 | $ 54,105 |
| Class C | 306 | 3,384 | 945 | 9,895 | 192 | 1,941 | 436 | 4,447 |
| Class I | 8,425 | 93,196 | 24,048 | 252,440 | 11,229 | 113,073 | 21,465 | 219,126 |
| Class N | 91 | 1,009 | 150 | 1,595 | 386 | 3,894 | 8,863 | 90,674 |
| Class Y | 158 | 1,763 | 395 | 4,272 | 131 | 1,325 | 419 | 4,277 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 474 | 5,209 | 365 | 3,866 | 391 | 3,929 | 337 | 3,431 |
| Class C | 47 | 520 | 35 | 376 | 25 | 245 | 20 | 207 |
| Class I | 1,357 | 14,901 | 1,122 | 11,905 | 1,455 | 14,613 | 1,134 | 11,553 |
| Class N | 4 | 46 | 6 | 59 | 277 | 2,781 | 97 | 996 |
| Class Y | 6 | 66 | 4 | 41 | 24 | 243 | 17 | 177 |
| Shares redeemed: | | | | | | | | |
| Class A | (4,083) | (45,211) | (3,536) | (37,550) | (3,067) | (30,867) | (2,839) | (29,004) |
| Class C | (729) | (8,086) | (478) | (5,084) | (374) | (3,770) | (466) | (4,762) |
| Class I | (14,177) | (156,950) | (13,179) | (140,655) | (12,330) | (123,964) | (9,492) | (97,046) |
| Class N | (139) | (1,545) | (96) | (1,015) | (1,256) | (12,660) | (3,583) | (36,793) |
| Class Y | (62) | (689) | (358) | (3,889) | (186) | (1,864) | (142) | (1,457) |
| Net increase (decrease) | (5,812) | $ (64,566) | 16,486 | $170,006 | (670) | $ (6,566) | 21,572 | $ 219,931 |

| | Ivy California Municipal High Income Fund | | | | Ivy Cash Management Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 9-30-18 | | Period from 10-3-16 (commencement of operations) to 9-30-17 | | Year ended 9-30-18 | | Year ended 9-30-17 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 640 | $ 6,459 | 835 | $ 8,338 | 4,406,067 | $4,406,067 | 7,169,437 | $ 7,169,436 |
| Class B | N/A | N/A | N/A | N/A | 265 | 265 | 153 | 153 |
| Class C | 50 | 505 | 137 | 1,371 | 831 | 831 | 2,489 | 2,489 |
| Class I | 667 | 6,745 | 734 | 7,355 | N/A | N/A | N/A | N/A |
| Class Y | 6 | 57 | 121 | 1,218 | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 13 | 128 | 4 | 43 | 13,911 | 13,911 | 3,632 | 3,632 |
| Class B | N/A | N/A | N/A | N/A | 1 | 1 | —* | —* |
| Class C | 1 | 9 | 1 | 5 | 2 | 2 | 1 | 1 |
| Class I | 17 | 174 | 4 | 37 | N/A | N/A | N/A | N/A |
| Class Y | 1 | 6 | — | — | N/A | N/A | N/A | N/A |
| Shares redeemed: | | | | | | | | |
| Class A | (117) | (1,175) | (18) | (181) | (4,516,231) | (4,516,231) | (7,195,998) | (7,195,998) |
| Class B | N/A | N/A | N/A | N/A | (305) | (305) | (704) | (704) |
| Class C | (13) | (127) | — | — | (2,584) | (2,584) | (3,125) | (3,125) |
| Class I | (237) | (2,387) | (35) | (346) | N/A | N/A | N/A | N/A |
| Class Y | — | — | (2) | (18) | N/A | N/A | N/A | N/A |
| Net increase (decrease) | 1,028 | $ 10,394 | 1,781 | $ 17,822 | (98,043) | $ (98,043) | (24,116) | $ (24,116) |

\* Not shown due to rounding.

| | Ivy Corporate Bond Fund | | | | Ivy Crossover Credit Fund | | | |
| | Year ended 9-30-18 | | Year ended 9-30-17 | | Year ended 9-30-18 | | Period from 4-3-17 (commencement of operations) to 9-30-17 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
|---|---|---|---|---|---|---|---|---|
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 6,750 | $ 41,297 | 7,135 | $ 44,736 | 201 | $ 2,048 | 1,093 | $10,939 |
| Class B | 11 | 68 | 9 | 53 | N/A | N/A | N/A | N/A |
| Class C | 111 | 681 | 192 | 1,195 | N/A | N/A | N/A | N/A |
| Class E | 40 | 250 | N/A | N/A | — | — | 50 | 500 |
| Class I | 20,676 | 126,588 | 37,033 | 231,536 | 1,020 | 10,232 | 1,834 | 18,443 |
| Class N | 11,414 | 71,374 | N/A | N/A | — | — | 50 | 500 |
| Class R | 40 | 250 | N/A | N/A | — | — | 50 | 500 |
| Class Y | 40 | 250 | N/A | N/A | 1 | 10 | 105 | 1,055 |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | | | | | |
| Class A | 1,470 | 8,999 | 3,099 | 19,187 | 8 | 84 | 1 | 6 |
| Class B | 1 | 10 | 10 | 59 | N/A | N/A | N/A | N/A |
| Class C | 14 | 85 | 49 | 300 | N/A | N/A | N/A | N/A |
| Class E | — | — | N/A | N/A | — | — | — | — |
| Class I | 2,518 | 15,410 | 5,112 | 31,667 | 33 | 322 | 3 | 29 |
| Class N | 254 | 1,549 | N/A | N/A | — | — | — | — |
| Class R | — | — | N/A | N/A | — | — | — | — |
| Class Y | — | — | N/A | N/A | —* | 2 | — | — |
| **Shares redeemed:** | | | | | | | | |
| Class A | (17,542) | (107,173) | (20,287) | (126,626) | (91) | (887) | (2) | (19) |
| Class B | (121) | (741) | (164) | (1,019) | N/A | N/A | N/A | N/A |
| Class C | (766) | (4,718) | (522) | (3,264) | N/A | N/A | N/A | N/A |
| Class E | — | — | N/A | N/A | — | — | — | — |
| Class I | (39,725) | (244,355) | (50,612) | (316,281) | (507) | (4,951) | (14) | (138) |
| Class N | (4,302) | (26,048) | N/A | N/A | — | — | — | — |
| Class R | — | — | N/A | N/A | — | — | — | — |
| Class Y | — | — | N/A | N/A | (2) | (23) | — | — |
| Net increase (decrease) | (19,117) | $ (116,224) | (18,946) | $ (118,457) | 663 | $ 6,837 | 3,170 | $ 31,815 |

\* Not shown due to rounding.

| | Ivy Government Securities Fund | | | | Ivy IG International Small Cap Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Year ended 9-30-18 | | Year ended 9-30-17 | | Year ended 9-30-18 | | Period from 1-10-17 (commencement of operations) to 9-30-17 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 1,576 | $ 8,381 | 1,863 | $ 10,167 | 1,289 | $ 16,094 | 1,135 | $ 11,575 |
| Class B | 8 | 41 | 8 | 44 | N/A | N/A | N/A | N/A |
| Class C | 20 | 110 | 33 | 179 | 183 | 2,297 | 106 | 1,059 |
| Class E | 46 | 250 | N/A | N/A | N/A | N/A | N/A | N/A |
| Class I | 9,556 | 50,709 | 41,028 | 223,314 | 5,380 | 68,762 | 2,326 | 24,117 |
| Class N | 47,751 | 257,331 | N/A | N/A | 8,752 | 107,676 | 45 | 450 |
| Class R | 46 | 250 | N/A | N/A | N/A | N/A | N/A | N/A |
| Class Y | 46 | 250 | N/A | N/A | 400 | 5,117 | 46 | 461 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 180 | 967 | 231 | 1,252 | —* | 6 | — | — |
| Class B | —* | —* | —* | 2 | N/A | N/A | N/A | N/A |
| Class C | 1 | 7 | 2 | 13 | — | — | — | — |
| Class E | — | — | N/A | N/A | N/A | N/A | N/A | N/A |
| Class I | 381 | 2,021 | 489 | 2,655 | 3 | 43 | — | — |
| Class N | 588 | 3,108 | N/A | N/A | 28 | 344 | — | — |
| Class R | — | — | N/A | N/A | N/A | N/A | N/A | N/A |
| Class Y | — | — | N/A | N/A | —* | 2 | — | — |
| Shares redeemed: | | | | | | | | |
| Class A | (4,214) | (22,370) | (7,181) | (38,922) | (950) | (11,762) | (44) | (459) |
| Class B | (53) | (281) | (93) | (505) | N/A | N/A | N/A | N/A |
| Class C | (332) | (1,776) | (192) | (1,045) | (122) | (1,514) | — | — |
| Class E | — | — | N/A | N/A | N/A | N/A | N/A | N/A |
| Class I | (42,060) | (227,016) | (13,773) | (74,769) | (2,268) | (28,449) | (63) | (717) |
| Class N | (14,063) | (74,127) | N/A | N/A | (2,128) | (27,464) | — | — |
| Class R | — | — | N/A | N/A | N/A | N/A | N/A | N/A |
| Class Y | — | — | N/A | N/A | (76) | (958) | — | — |
| Net increase (decrease) | (523) | $ (2,145) | 22,415 | $122,385 | 10,491 | $130,194 | 3,551 | $36,486 |

\* Not shown due to rounding.

|  | Ivy Pictet Emerging Markets Local Currency Debt Fund | | | | Ivy Pictet Targeted Return Bond Fund | | | |
|  | Year ended 9-30-18 | | Year ended 9-30-17 | | Year ended 9-30-18 | | Year ended 9-30-17 | |
|  | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
|---|---|---|---|---|---|---|---|---|
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 756 | $ 7,118 | 972 | $ 9,026 | 522 | $ 5,234 | 780 | $ 7,824 |
| Class C | 30 | 274 | 30 | 269 | 29 | 282 | 26 | 257 |
| Class E | — | — | — | — | N/A | N/A | N/A | N/A |
| Class I | 8,302 | 73,790 | 3,617 | 33,513 | 5,719 | 57,480 | 7,783 | 78,164 |
| Class N | 822 | 7,389 | 6,880 | 63,387 | 1,993 | 20,112 | 19,880 | 198,994 |
| Class R | — | — | — | — | N/A | N/A | N/A | N/A |
| Class Y | 20 | 181 | 72 | 645 | — | — | — | — |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 19 | 174 | — | — | 8 | 79 | 25 | 244 |
| Class C | 1 | 6 | — | — | —* | 2 | —* | 4 |
| Class E | — | — | — | — | N/A | N/A | N/A | N/A |
| Class I | 155 | 1,423 | — | — | 79 | 799 | 208 | 2,057 |
| Class N | 163 | 1,499 | — | — | 62 | 623 | —* | 4 |
| Class R | — | — | — | — | N/A | N/A | N/A | N/A |
| Class Y | —* | 3 | — | — | — | — | — | — |
| Shares redeemed: | | | | | | | | |
| Class A | (688) | (5,964) | (880) | (8,174) | (473) | (4,747) | (669) | (6,700) |
| Class C | (30) | (272) | (14) | (127) | (15) | (148) | (13) | (128) |
| Class E | — | — | — | — | N/A | N/A | N/A | N/A |
| Class I | (3,443) | (31,306) | (1,875) | (17,340) | (4,436) | (44,599) | (4,299) | (43,106) |
| Class N | (1,428) | (13,114) | (1,445) | (13,636) | (8,589) | (86,194) | (4,762) | (47,906) |
| Class R | — | — | — | — | N/A | N/A | N/A | N/A |
| Class Y | (20) | (170) | (275) | (2,401) | — | — | — | — |
| Net increase (decrease) | 4,659 | $ 41,031 | 7,082 | $65,162 | (5,101) | $(51,077) | 18,959 | $189,708 |

|  | Ivy PineBridge High Yield Fund | | | |
|  | Year ended 9-30-18 | | Period from 5-18-17 (commencement of operations) to 9-30-17 | |
|  | Shares | Value | Shares | Value |
|---|---|---|---|---|
| Shares issued from sale of shares: | | | | |
| Class A | 218 | $ 2,185 | 1,192 | $ 11,991 |
| Class I | 3,063 | 30,386 | 3,431 | 34,479 |
| Class N | 464 | 4,626 | 6,703 | 67,111 |
| Class R | — | — | 50 | 500 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 10 | 98 | —* | 3 |
| Class I | 97 | 951 | 3 | 28 |
| Class N | 191 | 1,886 | 47 | 476 |
| Class R | — | — | — | — |
| Shares redeemed: | | | | |
| Class A | (65) | (641) | (553) | (5,593) |
| Class I | (638) | (6,253) | (1,234) | (12,475) |
| Class N | (727) | (7,199) | (3,382) | (34,102) |
| Class R | — | — | — | — |
| Net increase | 2,613 | $26,039 | 6,257 | $62,418 |

* Not shown due to rounding.

## 11. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At year ended September 30, 2018, Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund had outstanding bridge loan commitments of $3,173 and $3,665, respectively.

## 12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2018 and the related unrealized appreciation (depreciation) were as follows:

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | $ 497,301 | $36,671 | $ 12,716 | $23,955 |
| Ivy Apollo Strategic Income Fund | 512,274 | 4,708 | 13,205 | (8,497) |
| Ivy California Municipal High Income Fund | 28,321 | 265 | 309 | (44) |
| Ivy Cash Management Fund | 1,286,103 | — | — | — |
| Ivy Corporate Bond Fund | 972,959 | 6,827 | 28,811 | (21,984) |
| Ivy Crossover Credit Fund | 37,074 | 26 | 1,537 | (1,511) |
| Ivy Government Securities Fund | 387,089 | 80 | 13,383 | (13,303) |
| Ivy IG International Small Cap Fund | 171,048 | 12,487 | 8,974 | 3,513 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | 149,161 | — | 12,421 | (12,421) |
| Ivy Pictet Targeted Return Bond Fund | 234,887 | 2,759 | 7,910 | (5,151) |
| Ivy PineBridge High Yield Fund | 88,697 | 595 | 1,985 | (1,390) |

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended September 30, 2018 and the post-October and late-year ordinary activity were as follows:

| Fund | Undistributed Ordinary Income | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | $7,633 | $12,518 | $— | $ — | $ — |
| Ivy Apollo Strategic Income Fund | 3,197 | 1,025 | — | — | — |
| Ivy California Municipal High Income Fund | 6 | — | — | — | — |
| Ivy Cash Management Fund | 338 | — | — | — | — |
| Ivy Corporate Bond Fund | 3,636 | — | — | — | — |
| Ivy Crossover Credit Fund | 230 | — | — | 425 | — |
| Ivy Government Securities Fund | 178 | — | — | — | — |
| Ivy IG International Small Cap Fund | 2,495 | 274 | — | — | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | 270 | — | — | — | 2,650 |
| Ivy Pictet Targeted Return Bond Fund | 7,379 | — | — | — | — |
| Ivy PineBridge High Yield Fund | 356 | — | — | 435 | — |

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2018 and 2017 were as follows:

| Fund | September 30, 2018 | | September 30, 2017 | |
|---|---|---|---|---|
| | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
| Ivy Apollo Multi-Asset Income Fund | $ 21,910 | $ 56 | $16,104 | $675 |
| Ivy Apollo Strategic Income Fund | 23,150 | 908 | 18,221 | 227 |
| Ivy California Municipal High Income Fund | 653 | — | 328 | — |
| Ivy Cash Management Fund | 14,950 | — | 3,740 | — |

| Fund | September 30, 2018 | | September 30, 2017 | |
| | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
| --- | --- | --- | --- | --- |
| Ivy Corporate Bond Fund | $26,464 | $— | $37,953 | $13,931 |
| Ivy Crossover Credit Fund | 1,415 | — | 305 | — |
| Ivy Government Securities Fund | 6,542 | — | 4,039 | — |
| Ivy IG International Small Cap Fund | 482 | — | — | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | 3,499 | — | — | — |
| Ivy Pictet Targeted Return Bond Fund | 2,113 | — | 2,231 | 446 |
| Ivy PineBridge High Yield Fund | 4,308 | — | 827 | — |

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of September 30, 2018, the capital loss carryovers were as follows:

| Fund | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
| --- | --- | --- |
| Ivy Apollo Multi-Asset Income Fund | $   — | $   — |
| Ivy Apollo Strategic Income Fund | — | — |
| Ivy California Municipal High Income Fund | 118 | 7 |
| Ivy Cash Management Fund | — | — |
| Ivy Corporate Bond Fund | 2,335 | 5,663 |
| Ivy Crossover Credit Fund | — | — |
| Ivy Government Securities Fund | 4,335 | 2,958 |
| Ivy IG International Small Cap Fund | — | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | 644 | 1,273 |
| Ivy Pictet Targeted Return Bond Fund | 938 | 334 |
| Ivy PineBridge High Yield Fund | — | — |

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions and start-up costs. At September 30, 2018, the following reclassifications were made:

| Fund | Undistributed Net Investment Income | Accumulated Net Realized Gain (Loss) | Paid-In Capital | Unrealized Appreciation (Depreciation) |
| --- | --- | --- | --- | --- |
| Ivy Apollo Multi-Asset Income Fund | $   (14) | $   14 | $ — | $ — |
| Ivy Apollo Strategic Income Fund | 371 | (371) | — | — |
| Ivy California Municipal High Income Fund | —* | —* | —* | — |
| Ivy Cash Management Fund | — | — | — | — |
| Ivy Corporate Bond Fund | 501 | (480) | (21) | — |
| Ivy Crossover Credit Fund | 4 | 1 | (5) | — |
| Ivy Government Securities Fund | 674 | (646) | (28) | — |
| Ivy IG International Small Cap Fund | (35) | 38 | (3) | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | (6,375) | 6,389 | (4) | (10) |
| Ivy Pictet Targeted Return Bond Fund | 8,083 | (8,152) | (1) | 70 |
| Ivy PineBridge High Yield Fund | 2 | —* | (2) | — |

*   Not shown due to rounding.

To the Shareholders and Board of Trustees of Ivy Funds:

**Opinion on the Financial Statements and Financial Highlights**

We have audited the accompanying statements of assets and liabilities of Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund, Ivy Cash Management Fund, Ivy Corporate Bond Fund (formerly, Ivy Bond Fund), Ivy Crossover Credit Fund, Ivy Government Securities Fund, Ivy IG International Small Cap Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund, Ivy Pictet Targeted Return Bond Fund, and Ivy PineBridge High Yield Fund (the "Funds"), eleven of the series constituting Ivy Funds, including the schedules of investments, as of September 30, 2018; the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended for Ivy Cash Management Fund, Ivy Corporate Bond Fund, and Ivy Government Securities Fund; the related statements of operations, changes in net assets, and the financial highlights for the periods indicated in the table below for Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund, Ivy Crossover Credit Fund, Ivy IG International Small Cap Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund, Ivy Pictet Targeted Return Bond Fund, and Ivy PineBridge High Yield Fund; and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the funds listed above constituting Ivy Funds as of September 30, 2018, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended (or for the period listed in the table below), and the financial highlights for each of the five years in the period then ended (or for the period listed in the table below), in conformity with accounting principles generally accepted in the United States of America.

| Individual Fund Comprising the Ivy Funds | Statement of Operations | Statements of Changes in Net Assets | Financial Highlights |
|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund<br><br>Ivy Apollo Strategic Income Fund | For the year ended September 30, 2018 | For the years ended September 30, 2018 and 2017 | For the years ended September 30, 2018, 2017, and the period from October 1, 2015 (commencement of operations) through September 30, 2016 |
| Ivy California Municipal High Income Fund | For the year ended September 30, 2018 | For the year ended September 30, 2018, and the period from October 3, 2016 (commencement of operations) through September 30, 2017 | |
| Ivy Crossover Credit Fund | For the year ended September 30, 2018 | For the year ended September 30, 2018, and the period from April 3, 2017 (commencement of operations) through September 30, 2017 | |
| Ivy IG International Small Cap Fund | For the year ended September 30, 2018 | For the year ended September 30, 2018, and the period from January 10, 2017 (commencement of operations) through September 30, 2017 | |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | For the year ended September 30, 2018 | For the years ended September 30, 2018 and 2017 | For the years ended September 30, 2018, 2017, 2016, 2015, and the period from April 30, 2014 (commencement of operations) through September 30, 2014 |
| Ivy Pictet Targeted Return Bond Fund | For the year ended September 30, 2018 | For the years ended September 30, 2018 and 2017 | For the years ended September 30, 2018, 2017, and the period from January 4, 2016 (commencement of operations) through September 30, 2016 |
| Ivy PineBridge High Yield Fund | For the year ended September 30, 2018 | For the year ended September 30, 2018, and the period from May 18, 2017 (commencement of operations) through September 30, 2017 | |

**Basis for Opinion**

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 2018, by correspondence with the custodian, agent banks, and brokers; when replies were not received from agent banks and brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.



Kansas City, Missouri
November 20, 2018

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

# INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2018:

|  | Dividends Received Deduction for Corporations | Qualified Dividend Income for Individuals |
|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | $2,086,161 | $7,283,733 |
| Ivy Apollo Strategic Income Fund | — | — |
| Ivy California Municipal High Income Fund | — | — |
| Ivy Cash Management Fund | — | — |
| Ivy Corporate Bond Fund | — | — |
| Ivy Crossover Credit Fund | — | — |
| Ivy Government Securities Fund | — | — |
| Ivy IG International Small Cap Fund | — | 534,812 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | — | — |
| Ivy Pictet Targeted Return Bond Fund | — | — |
| Ivy PineBridge High Yield Fund | — | — |

Ivy California Municipal High Income Fund hereby designates $605,821 of the dividends declared from net investment income as exempt from federal income tax for the tax period ending September 30, 2018.

The Funds hereby designate the following amounts as distributions of long-term capital gains:

| | |
|---|---|
| Ivy Apollo Multi-Asset Income Fund | $ 55,768 |
| Ivy Apollo Strategic Income Fund | 907,354 |
| Ivy California Municipal High Income Fund | — |
| Ivy Cash Management Fund | — |
| Ivy Corporate Bond Fund | — |
| Ivy Crossover Credit Fund | — |
| Ivy Government Securities Fund | — |
| Ivy IG International Small Cap Fund | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | — |
| Ivy Pictet Targeted Return Bond Fund | — |
| Ivy PineBridge High Yield Fund | — |

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of September 30, 2018, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States.

|  | Foreign Tax Credit | Foreign Derived Income |
|---|---|---|
| Ivy IG International Small Cap Fund | $247,958 | $3,495,592 |

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

(UNAUDITED)

The Trust is governed by the Board of Trustees (the "Board"). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Independent Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Trust is part of the Fund Complex, which is comprised of the 50 portfolios within the Trust, 29 portfolios within the Ivy Variable Insurance Portfolios (Ivy VIP), Ivy High Income Opportunities Fund (a closed-end fund) (IVH), 3 funds within the Ivy NextShares and 6 portfolios within the InvestEd Portfolios. Each member of the Board also is a member of the Board of Trustees of each of the other trusts within the Fund Complex.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Investments website, www.ivyinvestments.com.

## Independent Trustees

The following table provides information regarding each Independent Trustee.

| Name, Address and Year of Birth | Position Held with the Trust | Trustee Since | Principal Occupation(S) During Past 5 Years | Number of Funds in Fund Complex Overseen | Other Directorships Held During Past 5 Years |
|---|---|---|---|---|---|
| Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940 | Trustee | 2002 | President, Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present); Chairman of the Board, Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present) | 89 | Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007-2011); Trustee and Governance Committee Member, Kansas State University Foundation (Education) (1981 to present); Director, Kansas Bioscience Authority (2009-2016); Committee Member, Kansas Foundation for Medical Care (2001-2011); Trustee, Waddell & Reed Advisors Funds (2007-2018); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen); Trustee, Ivy NextShares (2016 to present) (3 portfolios overseen); Trustee, Ivy VIP (2007 to present) (29 portfolios overseen); Trustee, InvestEd Portfolios (2007 to present) (6 portfolios overseen) |

| Name, Address and Year of Birth | Position Held with the Trust | Trustee Since | Principal Occupation(S) During Past 5 Years | Number of Funds in Fund Complex Overseen | Other Directorships Held During Past 5 Years |
|---|---|---|---|---|---|
| Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951 | Trustee | 2002 | Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989) | 89 | Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, Waddell & Reed Advisors Funds (2017-2018); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen); Trustee, Ivy NextShares (2016 to present) (3 portfolios overseen); Trustee, Ivy VIP (2017 to present) (29 portfolios overseen); Trustee, InvestEd Portfolios (2017 to present) (6 portfolios overseen) |
| Frank J. Ross, Jr. Polsinelli PC 700 West 47th Street, Suite 1000 Kansas City, MO 64112 1953 | Trustee | 2017 | Shareholder/Director, Polsinelli PC (law firm) (1980 to present) | 89 | Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009); Trustee, Waddell & Reed Advisors Funds (1996-2018); Trustee, Ivy High Income Opportunities Fund (2017 to present) (1 portfolio overseen); Trustee, Ivy NextShares (2017 to present) (3 portfolios overseen); Trustee, Ivy VIP (1996 to present) (29 portfolios overseen); Trustee, InvestEd Portfolios (2001 to present) (6 portfolios overseen) |

## Interested Trustee

Mr. Herrmann is "interested" by virtue of his former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

| Name, Address and Year of Birth | Position(s) Held with the Trust | Trustee/Officer Since | Principal Occupation(s) During Past 5 Years | Number of Funds in Fund Complex Overseen | Other Directorships Held |
|---|---|---|---|---|---|
| Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942 | Trustee | 1998 | Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016). | 89 | Director, WDR, (1998 to present); Director, IICO (2002-2016) ; Director, WRIMCO (1991-2016) ; Director, WISC (2001-2016); Director, W&R Capital Management Group, Inc. (2008-2016) ; Director, WRI (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, Waddell & Reed Advisors Funds (1998 to 2018); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen); Trustee, Ivy NextShares (2016 to present) (3 portfolios overseen); Trustee, Ivy VIP (1998 to present) (29 portfolios overseen); Trustee, InvestEd Portfolios (2001 to present) (6 portfolios overseen) |

## Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

| Name, Address and Year of Birth | Position(s) Held With the Trust and Fund Complex | Officer of Trust Since | Officer of Fund Complex Since* | Principal Occupation(s) During Past 5 Years |
|---|---|---|---|---|
| Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980 | Secretary | 2017 | 2017 | Senior Vice President and Associate General Counsel of Waddell & Reed and Ivy Distributors, Inc. ("IDI") (2018 to present); Secretary for each of the funds in the Fund Complex (2017 to present) |
| Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969 | Vice President | 2008 | 2006 | Vice President of Waddell & Reed Services Company ("WRSCO") (2007 to present); Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Funds Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006) |
| | Treasurer | 2008 | 2006 | |
| | Principal Financial Officer | 2008 | 2007 | |

| Name, Address and Year of Birth | Position(s) Held With the Trust and Fund Complex | Officer of Trust Since | Officer of Fund Complex Since* | Principal Occupation(s) During Past 5 Years |
|---|---|---|---|---|
| Philip J. Sanders** 6300 Lamar Avenue Overland Park, KS 66202 1959 | President | 2016 | 2006 | CEO, WDR (2016 to present); Chief Investment Officer, WDR (2011 to present); Chief Investment Officer, IICO and WRIMCO (2010 to present); President, CEO and Chairman, IICO and WRIMCO (2016 to present); President of each of the funds in the Funds Complex (2016 to present) |
| Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968 | Vice President | 2008 | 2006 | Chief Compliance Officer (2004 to present); Vice President of WRIMCO and IICO (2006 to present); Vice President of each of the funds in the Fund Complex (2006 to present) |
| | Chief Compliance Officer | 2008 | 2004 | |
| Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969 | Assistant Secretary | 2012 | 2012 | Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Senior Vice President, Waddell & Reed and IDI (2017 to present); Vice President of Waddell & Reed and IDI (2010-2016) |
| John E. Sundeen, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1960 | Vice President | 2008 | 2006 | Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO and WRIMCO (2004 to present); Executive Vice President of WRSCO (2016 to present) |

\* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

\*\* Mr. Sanders was Vice President of the Trust since 2006, and of the Fund Complex since 1998, until his appointment as President in August 2016.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 14th and 15th, 2018, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund);

- I.G. International Management Limited (with respect to Ivy IG International Small Cap Fund);

- LaSalle Investment Management Securities, LLC (with respect to Ivy LaSalle Global Real Estate Fund, Ivy LaSalle Global Risk-Managed Real Estate Fund and Ivy Apollo Multi-Asset Income Fund);

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) PTE Ltd. (with respect to Ivy Pictet Emerging Markets Local Currency Debt Fund);

- Pictet Asset Management Limited and Pictet Asset Management SA (with respect to Ivy Pictet Targeted Return Bond Fund);

- PineBridge Investments, LLC (with respect to Ivy PineBridge High Yield Fund);

- ProShare Advisors, LLC (with respect to Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Ivy ProShares Russell 2000 Dividend Growers Index Fund, Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares S&P 500 Bond Index Fund and Ivy ProShares MSCI ACWI Index Fund); and

- Securian Asset Management, Inc. (with respect to Ivy Securian Core Bond Fund and Ivy Securian Real Estate Securities Fund).

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge") an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2018. They further reviewed these materials extensively among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 14-15, 2018 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

## Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO has been undertaking for itself, the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the fund complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

## Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company, an affiliate of IICO, provides the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

## Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen, although the Board took into account that the overall assets of the Funds have fallen during the prior year. Additionally, in that regard, the Board considered the significant number of initiatives that IICO is undertaking to seek to rationalize the fund complex, reduce expenses and enhance performance.

## Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

## Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1.  The nature, extent and quality of IICO's services to the Funds;

2.  Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

## Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2018, approximately 15% of the Funds were in the top quartile of performance and 33% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 49% of the Funds were in the top two quartiles in the one-year period, and that 31% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, and an effective trading infrastructure.

The report further indicated that total expenses of the Funds, on average, were 4% below the average total expenses of their respective Broadridge Expense Group peers and flat compared to the average total expenses for their Broadridge Expense Universes. The management fees for the Funds were 4% over the average management fees of their respective Broadridge Expense Group peers and 6% over the average management fees for their Broadridge Expense Universes.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow through management fee breakpoints, decline in transfer agency expenses, decline in custody contract rates and declines in other non-management expenses.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable. Finally, the report noted that IICO has continued to invest in AUM growth, which is designed to help drive down fund expenses and attract top investment management talent, as well as in fund mergers, which could help drive down expenses, both of which can benefit the Funds' investors.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers, and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

## Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

(UNAUDITED)

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Distributors, Inc. ("IDI").

## Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to affect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

## Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

## Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

# PROXY VOTING INFORMATION

(UNAUDITED)

### Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

### Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

# QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

# HOUSEHOLDING NOTICE

IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

# TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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# THE IVY FUNDS FAMILY

## Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

## Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy IG International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

## Index Funds

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares MSCI ACWI Index Fund

## Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy LaSalle Global Risk-Managed Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

## Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

## Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

**1.800.777.6472**

**Visit us online at www.ivyinvestments.com**

**The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.**

**Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.**



# Annual Report

SEPTEMBER 30, 2018

| | Class A | Class E | Ticker Class I | Class N | Class R |
|---|---|---|---|---|---|
| **IVY FUNDS** | | | | | |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | IAIRX | IIREX | IIIRX | IIRNX | IIRRX |
| Ivy ProShares MSCI ACWI Index Fund | IMWAX | IMWEX | IMWIX | IMCNX | IMCRX |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | IRUAX | IRUEX | IRUIX | IRUNX | IRURX |
| Ivy ProShares S&P 500 Bond Index Fund | IAPRX | IPREX | IPRIX | IPRNX | IPRRX |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | IDAAX | IDAEX | IDAIX | IDANX | IDARX |

# CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.

# PRESIDENT'S LETTER



Philip J. Sanders, CFA

**Dear Shareholder,**

While most of the fiscal year remained relatively calm, market volatility returned toward the end of the period. As 2018 progressed, trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors.

Economic growth is poised to finish 2018 on solid footing, as global inflation remains somewhat tepid. We believe global gross domestic product (GDP) is on track for a 3.7% growth rate in 2018, taking into account some minor downward revisions to our forecast because of isolated emerging market weakness.

The U.S. continues to provide a strong foundation across the global economic stage. Domestic capital expenditures (capex) are solid and small business confidence is at an all-time high. In addition, consumer spending has held up well despite higher gasoline prices. We believe the U.S. growth rate will average around 3% annualized in 2018.

The deterioration in eurozone economic data seems to be waning following an agreement between the U.S. and European Union (EU) to discuss a reduction in tariffs on industrial goods. Brexit negotiations between the U.K. and EU continue to be choppy, which has caused some delays in anticipated capex spending for the eurozone. While we believe the two parties will come to a resolution for the U.K.'s exit from the EU prior to the March 2019 deadline, the ongoing negotiations may cause lingering economic tumult until a deal can be reached. We expect eurozone GDP growth at an average annual rate around 2% in 2018.

While the European Central Bank reduced the amount of its asset purchases during the third quarter, it has committed to keeping rates low for an extended period. We think that decision is likely to continue to support the EU economy. In addition, the Bank of England recently raised interest rates and we think it is set to continue increasing rates gradually, barring any unforeseen Brexit issues.

Much attention of late has been focused on emerging markets. China's economy has been weaker because of a combination of deleveraging and the institution of new pollution controls on select industries. These factors, coupled with concerns about an escalating trade war with the U.S., have pushed China's policymakers to begin to ease policy. We believe recent announcements of tax cuts and increased infrastructure spending in addition to lower interest rates will stabilize China's economy during the fourth quarter.

Currency crises plagued Turkey and Argentina throughout the third quarter, which sent tremors through other emerging market economies, including South Africa. Emerging markets continue to face headwinds from longer term fundamental outlook; the international trade uncertainty and a strong U.S. dollar. We believe emerging markets continue to offer a sound longer term fundamental outlook; however, market volatility is likely to persist until there is more clarity surrounding potential risks.

Overall, expanding valuations and corporate earnings growth have been key drivers in the equity markets. We believe continued earnings growth will need to carry more of the burden going forward. We see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

We remain attuned to a range of risks investors may face in the current environment, and believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

## Economic Snapshot

|  | 9/30/2018 | 9/30/2017 |
|---|---|---|
| S&P 500 Index | 2,913.98 | 2,519.36 |
| MSCI EAFE Index | 1,973.60 | 1,973.81 |
| 10-Year Treasury Yield | 3.05% | 2.33% |
| U.S. unemployment rate | 3.7% | 4.2% |
| 30-year fixed mortgage rate | 4.72% | 3.83% |
| Oil price per barrel | $ 73.25 | $ 51.67 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

Philip J. Sanders, CFA
President

**The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

## Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2018.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|------|-----------|---|---|-----------------|---|---|---|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | | | | | | | |
| Class A | $1,000 | $1,048.70 | $4.61 | $1,000 | $1,020.55 | $4.55 | 0.90% |
| Class E | $1,000 | $1,048.70 | $4.61 | $1,000 | $1,020.55 | $4.55 | 0.90% |
| Class I | $1,000 | $1,050.10 | $3.38 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class N | $1,000 | $1,050.10 | $3.38 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class R | $1,000 | $1,046.40 | $7.06 | $1,000 | $1,018.16 | $6.96 | 1.37% |

*See footnotes on page 5.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| Ivy ProShares MSCI ACWI Index Fund | | | | | | | |
| Class A | $1,000 | $1,045.00 | $4.60 | $1,000 | $1,020.55 | $4.55 | 0.90% |
| Class E | $1,000 | $1,045.70 | $3.89 | $1,000 | $1,021.31 | $3.84 | 0.75% |
| Class I | $1,000 | $1,046.30 | $3.38 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class N | $1,000 | $1,046.30 | $3.38 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class R | $1,000 | $1,042.40 | $7.15 | $1,000 | $1,018.05 | $7.06 | 1.40% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | | | | | | | |
| Class A | $1,000 | $1,107.30 | $4.74 | $1,000 | $1,020.56 | $4.55 | 0.90% |
| Class E | $1,000 | $1,108.00 | $4.11 | $1,000 | $1,021.18 | $3.94 | 0.78%[3] |
| Class I | $1,000 | $1,108.60 | $3.48 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class N | $1,000 | $1,108.60 | $3.48 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class R | $1,000 | $1,104.60 | $7.37 | $1,000 | $1,018.05 | $7.06 | 1.40% |
| Ivy ProShares S&P 500 Bond Index Fund | | | | | | | |
| Class A | $1,000 | $998.40 | $3.30 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class E | $1,000 | $998.70 | $3.00 | $1,000 | $1,022.06 | $3.03 | 0.60% |
| Class I | $1,000 | $999.60 | $2.00 | $1,000 | $1,023.06 | $2.02 | 0.40% |
| Class N | $1,000 | $999.60 | $2.00 | $1,000 | $1,023.06 | $2.02 | 0.40% |
| Class R | $1,000 | $995.80 | $5.79 | $1,000 | $1,019.29 | $5.86 | 1.15% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | | | | | | | |
| Class A | $1,000 | $1,084.80 | $3.96 | $1,000 | $1,021.31 | $3.84 | 0.75% |
| Class E | $1,000 | $1,084.80 | $3.96 | $1,000 | $1,021.31 | $3.84 | 0.75% |
| Class I | $1,000 | $1,086.10 | $2.61 | $1,000 | $1,022.56 | $2.53 | 0.50% |
| Class N | $1,000 | $1,085.10 | $2.50 | $1,000 | $1,022.63 | $2.43 | 0.50% |
| Class R | $1,000 | $1,081.20 | $6.45 | $1,000 | $1,018.85 | $6.26 | 1.24% |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2018, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Reflects the lower expense limit which went into effect July 31, 2018.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

# MANAGEMENT DISCUSSION
## Ivy ProShares Index Funds

### Investment strategies and techniques

Each Ivy ProShares Fund (each, a "Fund" and collectively, the "Funds") are designed to match, before fees and expenses, the performance of an underlying index both on a single day and over time bases. ProShare Advisors LLC, (ProShares) the Funds' investment sub-adviser, uses a passive approach in seeking to achieve the investment objective of each Fund. Each Fund attempts to achieve its investment objective by investing substantially all of its assets in investments that make up its underlying index or in financial instruments that ProShares believes are likely to simulate movements in each Fund's index. Using this approach, ProShares determines the type, quantity and mix of investment positions that a Fund should hold to track the performance of its index.

As index funds, the Funds are "passively managed." This means that when managing the Funds, ProShares does not invest the assets of the Funds in securities or financial instruments based on its view of the investment merit of a particular security, instrument, or company. In addition, ProShares does not conduct conventional investment research or analysis; forecast market movements, trends or market conditions; or take defensive positions in managing assets of the Funds.

The Funds may not be able to replicate exposure to their respective index and may employ various techniques that ProShares believes should, when combined with other investment management techniques, help simulate the movement of each Fund's index. Each Fund also may make use of investment techniques to track its index, including the use of swap agreements, credit default swaps, futures contracts, forward contracts, and similar instruments (collectively, "derivatives"). Funds using these techniques are exposed to risks different from, or possibly greater than, the risks associated with investing directly in securities, including one or more of the following: counterparty risk (i.e., the risk that a counterparty is unable or unwilling to make timely payments) on the amount the Fund expects to receive from a derivatives counterparty, liquidity risk (i.e., the ability of a Fund to acquire or dispose of certain holdings quickly or at prices that represent true market value in the judgment of ProShares), and increased correlation risk (i.e., the Fund's ability to achieve a high degree of correlation with its index). If a counterparty becomes bankrupt, or fails to perform its obligations, the value of an investment in the Fund may decline. With respect to swaps and forward contracts, the Funds seek to mitigate these risks by generally requiring derivatives counterparties to post collateral for the benefit of each Fund, marked to market daily, in an amount approximately equal to the amount the counterparty owes the Fund, subject to certain minimum thresholds. The Funds primarily enter into derivatives with counterparties that are major global financial institutions. Any costs associated with using derivatives will have the effect of lowering the Fund's return.

### Factors that Materially Affected the Performance of Each Fund during the Year Ending September 30, 2018

Primary factors affecting the Funds' performance for the fiscal year ending September 30, 2018, before fees and expenses, include the following: transaction costs to purchase and sell underlying securities within an index, the total return of the securities and any derivatives held by the Funds, including the performance of the reference assets to which any derivatives are linked; financing rates paid or earned by the Funds associated with cash and, in certain cases, derivative positions; stock dividends, premiums and bond yields paid or earned by the Funds (including those included in the total return of derivatives contracts); the types of derivative contracts (if any) used by the Funds and their correlation to the relevant index; and other miscellaneous factors.

**Index Performance:** The performance of each Fund's index and, in turn, the factors and market conditions affecting that index are principal factors driving Fund performance.

**Financing Rates Associated with Derivatives:** The performance of Funds that use derivatives may be impacted by the related financing costs. Instruments such as futures carry implied financing costs. Forward and swap financing rates are negotiated between the Funds and their counterparties, and are typically set at the one-week/one-month London Interbank Offered Rate ("LIBOR") plus or minus a negotiated spread. Each Fund with long exposure via derivatives was generally negatively affected by financing rates. Conversely, most Funds with short derivative exposure generally benefited from financing rates. However, in low interest rate environments, LIBOR adjusted by the spread may actually result in a Fund with short exposure also being negatively affected by financing rates.

**Stock Dividends and Bond Yields:** The performance of Funds that provide long exposure was positively impacted by capturing the dividend, premium or income yield of the underlying assets to which they have exposure. The performance of Funds was negatively impacted by virtue of effectively having to pay out the dividend, premium or income yield (or a multiple thereof, as applicable) associated with the assets to which they have short exposure.

**Fees, Expenses, and Transaction Costs:** Fees and expenses are listed in the financial statements of each Fund and may generally be higher and thus have a more negative impact on performance than compared to many traditional index-based

funds. Transaction costs are not reflected in the Funds' expense ratio. Transaction costs are generally higher for Funds whose indexes are more volatile, that invest in foreign securities, and for Funds that hold or have exposure to assets that are comparatively less liquid than other Funds.

**Miscellaneous factors:** Each Fund holds a mix of securities and/or derivatives that is designed to provide returns that seek to achieve its investment objective. Certain Funds may obtain exposure to only a representative sample of the securities of their index and may not have investment exposure to all securities of the index or may have weightings that are different from that of its index. Certain Funds may also obtain exposure to securities not contained in the relevant index or in financial instruments.

## Fund Management Teams

**Ivy ProShares S&P 500 Dividend Aristocrats Index Fund;**
**Ivy ProShares Russell 2000 Dividend Growers Index Fund**
*Michael Neches and Devin Sullivan have been jointly responsible for the day-to-day management the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund and Ivy ProShares Russell 2000 Dividend Growers Index Fund since the Funds' inception in 2017.*

**Ivy ProShares Interest Rate Hedged High Yield Index Fund;**
**Ivy ProShares S&P 500 Bond Index Fund**
*Jeffrey Ploshnick and Benjamin McAbee have been jointly responsible for the day-to-day management the Ivy ProShares Interest Rate Hedged High Yield Index Fund and Ivy ProShares S&P 500 Bond Index Fund since the Funds' inception in 2017.*

**Ivy ProShares MSCI ACWI Index Fund**
*Alexander Ilyasov and Scott Hanson have been jointly responsible for the day-to-day management the Ivy ProShares MSCI ACWI Index Fund since its inception in 2017.*

## Fiscal Year Performance

For the Period Ended September 30, 2018

| | |
|---|---|
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund (Class A shares at net asset value) | 14.29% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund (Class A shares including sales load) | 11.45% |

Benchmark(s) and/or Lipper Category

| | |
|---|---|
| S&P 500 Dividend Aristocrats Index Fund (generally reflects the performance of large-cap companies that have increased dividends every year for the last 25 consecutive years) | 15.30% |
| Lipper Multi-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | 14.05% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund (Class A shares at net asset value) | 6.52% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund (Class A shares including sales load) | 3.84% |

Benchmark(s) and/or Lipper Category

| | |
|---|---|
| Russell 2000 Dividend Growth Index (generally reflects the performance of small-cap companies that have increased dividends every year for the last 10 consecutive years) | 7.60% |
| Lipper Small-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | 11.97% |
| Ivy ProShares MSCI ACWI Index Fund (Class A shares at net asset value) | 9.27% |
| Ivy ProShares MSCI ACWI Index Fund (Class A shares including sales load) | 6.54% |

| Benchmark(s) and/or Lipper Category | |
|---|---|
| MSCI ACWI Index<br>(generally reflects the performance of developed and emerging-market equities) | 9.77% |
| Lipper Global Large-Cap Core Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 7.28% |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund<br>(Class A shares at net asset value) | 5.21% |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund<br>(Class A shares including sales load) | 2.56% |
| Benchmark(s) and/or Lipper Category | |
| FTSE High Yield (Treasury Rate-Hedged) Index<br>(generally reflects the performance of high yield debt issued by companies domiciled in the U.S. or Canada) | 6.58% |
| Lipper High Yield Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 2.27% |
| Ivy ProShares S&P 500 Bond Index Fund<br>(Class A shares at net asset value | -2.26% |
| Ivy ProShares S&P 500 Bond Index Fund<br>(Class A shares including sales load) | -4.72% |
| Benchmark(s) and/or Lipper Category | |
| S&P 500/MarketAxess Investment Grade Corporate Bond Index<br>(generally reflects the performance of high yield debt issued by companies domiciled in the U.S. or Canada) | -1.24% |
| Lipper Core Bond Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | -1.23% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.*

**Performance shown at net asset value (NAV) does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Funds' shares will change, and you could lose money on your investment.**

**For Ivy ProShares MSCI ACWI Index Fund, international investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.**

**For Ivy ProShares S&P 500 Bond Index Fund, fixed-income securities are subject to interest rate risk and, as such, the Fund's NAV may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.**

**For Ivy ProShares Interest Rate Hedged High Yield Index Fund, the use of derivatives presents several risks including the risk that fluctuation in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. Moreover, some derivatives are more sensitive to interest rate changes and market fluctuations than others, and the risk of loss may be greater than if the derivative technique(s) had not been used. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of, or other non-compliance by, another party to the transaction. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Funds' portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The indexes noted are unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy ProShares Funds.**

## IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

**Asset Allocation**

| | |
|---|---|
| Bonds | 96.0% |
| Corporate Debt Securities | 96.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 4.0% |

**Quality Weightings**

| | |
|---|---|
| Non-Investment Grade | 96.0% |
| BB | 29.3% |
| B | 48.4% |
| CCC | 17.4% |
| Below CCC | 0.9% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 4.0% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

## IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND

(UNAUDITED)



| | Value |
|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund, Class A Shares[1] | $10,474 |
| FTSE High Yield (Treasury Rate-Hedged) Index | $11,023 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class E | Class I | Class N | Class R |
|---|---|---|---|---|---|
| 1-year period ended 9-30-18 | 2.56% | 2.56% | 5.48% | 5.48% | 4.70% |
| 5-year period ended 9-30-18 | — | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — | — |
| Since Inception of Class through 9-30-18[4] | 3.26% | 3.26% | 5.36% | 5.36% | 4.62% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I, Class N and Class R shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

# SCHEDULE OF INVESTMENTS

IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND *(in thousands)*

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| *Automobile Manufacturers – 0.6%* | | |
| Tesla, Inc. (GTD by SolarCity Corp.), 5.300%, 8–15–25 (A) | $350 | $ 295 |
| *Automotive Retail – 0.4%* | | |
| Allison Transmission, Inc., 5.000%, 10–1–24 (A) | 165 | 164 |
| *Broadcasting – 2.6%* | | |
| AMC Networks, Inc., 5.000%, 4–1–24 | 250 | 246 |
| Sirius XM Radio, Inc.: | | |
| 6.000%, 7–15–24 (A) | 290 | 301 |
| 5.000%, 8–1–27 (A) | 335 | 323 |
| Univision Communications, Inc., 5.125%, 2–15–25 (A) | 350 | 327 |
| | | 1,197 |
| *Cable & Satellite – 4.9%* | | |
| CCO Holdings LLC and CCO Holdings Capital Corp.: | | |
| 5.125%, 5–1–27 (A) | 581 | 551 |
| 5.000%, 2–1–28 (A) | 370 | 348 |
| DISH DBS Corp.: | | |
| 5.875%, 11–15–24 | 376 | 338 |
| 7.750%, 7–1–26 | 375 | 355 |
| Neptune Finco Corp.: | | |
| 10.125%, 1–15–23 (A) | 400 | 438 |
| 10.875%, 10–15–25 (A) | 200 | 232 |
| | | 2,262 |
| *Casinos & Gaming – 4.9%* | | |
| CRC Escrow Issuer LLC and CRC Finco, Inc., 5.250%, 10–15–25 (A) | 300 | 286 |
| ESH Hospitality, Inc., 5.250%, 5–1–25 (A) | 190 | 184 |
| Golden Nugget, Inc., 6.750%, 10–15–24 (A) | 305 | 309 |
| MGM Growth Properties Operating Partnership L.P. and MGP Finance Co-Issuer, Inc., 5.625%, 5–1–24 | 210 | 215 |
| MGM Resorts International, 6.000%, 3–15–23 | 269 | 279 |
| Scientific Games International, Inc. (GTD by Scientific Games Corp.), 10.000%, 12–1–22 | 644 | 682 |
| Wynn Las Vegas LLC and Wynn Las Vegas Capital Corp., 5.500%, 3–1–25 (A) | 280 | 271 |
| | | 2,226 |
| *Consumer Electronics – 0.3%* | | |
| Spectrum Brands, Inc. (GTD by SB/RH Holdings), 5.750%, 7–15–25 | 115 | 116 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| *Hotels, Resorts & Cruise Lines – 0.5%* | | |
| Hilton Domestic Operating Co., Inc., 5.125%, 5–1–26 (A) | $250 | $ 248 |
| *Internet & Direct Marketing Retail – 2.0%* | | |
| Argos Merger Sub, Inc., 7.125%, 3–15–23 (A) | 330 | 237 |
| Netflix, Inc.: | | |
| 4.875%, 4–15–28 (A) | 580 | 545 |
| 5.875%, 11–15–28 (A) | 118 | 118 |
| | | 900 |
| *Leisure Facilities – 0.3%* | | |
| Six Flags Entertainment Corp., 4.875%, 7–31–24 (A) | 150 | 147 |
| *Leisure Products – 0.5%* | | |
| Mattel, Inc., 6.750%, 12–31–25 (A) | 240 | 235 |
| *Publishing – 0.7%* | | |
| Meredith Corp., 6.875%, 2–1–26 (A) | 300 | 308 |
| *Restaurants – 2.8%* | | |
| 1011778 B.C. Unlimited Liability Co. and New Red Finance, Inc.: | | |
| 4.250%, 5–15–24 (A) | 311 | 295 |
| 5.000%, 10–15–25 (A) | 466 | 446 |
| Aramark Services, Inc. (GTD by Aramark Corp.), 5.000%, 2–1–28 (A) | 210 | 206 |
| KFC Holding Co., Pizza Hut Holdings LLC and Taco Bell of America LLC, 5.000%, 6–1–24 (A) | 350 | 347 |
| | | 1,294 |
| *Specialized Consumer Services – 1.0%* | | |
| Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (A) | 463 | 452 |
| *Specialty Stores – 1.0%* | | |
| Arch Merger Sub, Inc., 8.500%, 9–15–25 (A) | 220 | 207 |
| PetSmart, Inc., 5.875%, 6–1–25 (A) | 293 | 240 |
| | | 447 |
| *Tires & Rubber – 0.4%* | | |
| Goodyear Tire & Rubber Co. (The), 5.125%, 11–15–23 | 200 | 200 |
| **Total Consumer Discretionary – 22.9%** | | **10,491** |
| **Consumer Staples** | | |
| *Drug Retail – 0.5%* | | |
| Rite Aid Corp., 6.125%, 4–1–23 (A) | 275 | 247 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| *Food Retail – 1.0%* | | |
| Albertsons Cos. LLC, Safeway, Inc., New Albertson's, Inc. and Albertson's LLC: | | |
| 6.625%, 6–15–24 | $200 | $ 192 |
| 5.750%, 3–15–25 | 275 | 246 |
| | | 438 |
| *Packaged Foods & Meats – 1.8%* | | |
| Pilgrim's Pride Corp., 5.750%, 3–15–25 (A) | 200 | 193 |
| Post Holdings, Inc.: | | |
| 5.000%, 8–15–26 (A) | 364 | 344 |
| 5.750%, 3–1–27 (A) | 270 | 265 |
| | | 802 |
| **Total Consumer Staples – 3.3%** | | **1,487** |
| **Energy** | | |
| *Coal & Consumable Fuels – 0.5%* | | |
| CONSOL Energy, Inc., 5.875%, 4–15–22 | 224 | 224 |
| *Oil & Gas Drilling – 1.2%* | | |
| Ensco plc: | | |
| 7.750%, 2–1–26 | 150 | 149 |
| 5.750%, 10–1–44 | 293 | 219 |
| Transocean, Inc., 9.000%, 7–15–23 (A) | 180 | 196 |
| | | 564 |
| *Oil & Gas Equipment & Services – 0.9%* | | |
| Brand Energy & Infrastructure Services, Inc., 8.500%, 7–15–25 (A) | 210 | 216 |
| McDermott Escrow 1, Inc. and McDermott Escrow 2, Inc., 10.625%, 5–1–24 (A) | 200 | 214 |
| | | 430 |
| *Oil & Gas Exploration & Production – 5.9%* | | |
| Antero Resources Corp.: | | |
| 5.375%, 11–1–21 | 290 | 294 |
| 5.125%, 12–1–22 | 100 | 101 |
| Ascent Resources Utica Holdings LLC and ARU Finance Corp. (GTD by Ascent Resources - Utica LLC), 10.000%, 4–1–22 (A) | 313 | 353 |
| California Resources Corp., 8.000%, 12–15–22 (A) | 358 | 341 |
| Chesapeake Energy Corp.: | | |
| 8.000%, 12–15–22 (A) | 320 | 335 |
| 8.000%, 6–15–27 | 227 | 232 |
| Crownrock L.P., 5.625%, 10–15–25 (A) | 210 | 206 |
| Jupiter Resources, Inc., 8.500%, 10–1–22 (A) | 273 | 131 |
| MEG Energy Corp., 7.000%, 3–31–24 (A) | 150 | 137 |

SEPTEMBER 30, 2018

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Oil & Gas Exploration & Production** (Continued) | | |
| Sanchez Energy Corp., | | |
| 6.125%, 1–15–23 . . . . . . . . . . . . . | $265 | $ 152 |
| Southwestern Energy Co., | | |
| 6.700%, 1–23–25 (B) . . . . . . . . . | 100 | 99 |
| Targa Resources Partners L.P., | | |
| 5.875%, 4–15–26 (A) . . . . . . . . . . | 290 | 299 |
| | | 2,680 |
| **Oil & Gas Refining & Marketing – 0.6%** | | |
| EP Energy LLC and Everest Acquisition Finance, Inc.: | | |
| 9.375%, 5–1–24 (A) . . . . . . . . . . . | 150 | 124 |
| 7.750%, 5–15–26 (A) . . . . . . . . . . | 150 | 153 |
| | | 277 |
| **Oil & Gas Storage & Transportation – 3.7%** | | |
| Cheniere Corpus Christi Holdings LLC: | | |
| 5.875%, 3–31–25 . . . . . . . . . . . . . | 264 | 277 |
| 5.125%, 6–30–27 . . . . . . . . . . . . . | 280 | 281 |
| CITGO Holding, Inc., | | |
| 10.750%, 2–15–20 (A) . . . . . . . . . | 394 | 418 |
| Energy Transfer Equity L.P.: | | |
| 4.250%, 3–15–23 . . . . . . . . . . . . . | 290 | 288 |
| 5.875%, 1–15–24 . . . . . . . . . . . . . | 165 | 174 |
| Sunoco GP LLC, Sunoco L.P. and Sunoco Finance Corp., | | |
| 4.875%, 1–15–23 (A) . . . . . . . . . . | 250 | 247 |
| | | 1,685 |
| **Total Energy – 12.8%** | | **5,860** |
| Financials | | |
| **Consumer Finance – 2.2%** | | |
| Ally Financial, Inc., | | |
| 5.750%, 11–20–25 . . . . . . . . . . . . | 164 | 169 |
| Quicken Loans, Inc.: | | |
| 5.750%, 5–1–25 (A) . . . . . . . . . . . | 150 | 150 |
| 5.250%, 1–15–28 (A) . . . . . . . . . . | 220 | 204 |
| Springleaf Finance Corp.: | | |
| 6.875%, 3–15–25 . . . . . . . . . . . . . | 250 | 250 |
| 7.125%, 3–15–26 . . . . . . . . . . . . . | 250 | 250 |
| | | 1,023 |
| **Other Diversified Financial Services – 1.1%** | | |
| Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.: | | |
| 5.875%, 2–1–22 . . . . . . . . . . . . . . | 325 | 329 |
| 6.250%, 2–1–22 . . . . . . . . . . . . . . | 150 | 154 |
| | | 483 |
| **Property & Casualty Insurance – 0.5%** | | |
| Hub International Ltd., | | |
| 7.000%, 5–1–26 (A) . . . . . . . . . . . | 250 | 250 |
| **Specialized Finance – 2.0%** | | |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp.: | | |
| 5.875%, 6–15–21 (A) . . . . . . . . . . | 281 | 289 |
| 7.125%, 6–15–24 (A) . . . . . . . . . . | 320 | 344 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Specialized Finance** (Continued) | | |
| Navient Corp., | | |
| 6.500%, 6–15–22 . . . . . . . . . . . . . | $250 | $ 260 |
| | | 893 |
| **Total Financials – 5.8%** | | **2,649** |
| Health Care | | |
| **Health Care Equipment – 0.4%** | | |
| DJO Finco, Inc. and DJO Finance LLC, | | |
| 8.125%, 6–15–21 (A) . . . . . . . . . . | 200 | 204 |
| **Health Care Facilities – 7.8%** | | |
| AmSurg Escrow Corp., | | |
| 5.625%, 7–15–22 . . . . . . . . . . . . . | 196 | 201 |
| Community Health Systems, Inc., | | |
| 6.250%, 3–31–23 . . . . . . . . . . . . . | 689 | 655 |
| DaVita HealthCare Partners, Inc.: | | |
| 5.125%, 7–15–24 . . . . . . . . . . . . . | 250 | 241 |
| 5.000%, 5–1–25 . . . . . . . . . . . . . . | 403 | 387 |
| FWCT-2 Escrow Corp., | | |
| 6.875%, 2–1–22 . . . . . . . . . . . . . . | 300 | 168 |
| HCA, Inc. (GTD by HCA Holdings, Inc.): | | |
| 5.375%, 2–1–25 . . . . . . . . . . . . . . | 200 | 204 |
| 5.875%, 2–15–26 . . . . . . . . . . . . . | 505 | 526 |
| LifePoint Health, Inc., | | |
| 5.500%, 12–1–21 . . . . . . . . . . . . . | 229 | 233 |
| MPH Acquisition Holdings LLC, | | |
| 7.125%, 6–1–24 (A) . . . . . . . . . . . | 261 | 271 |
| Tenet Healthcare Corp., | | |
| 4.625%, 7–15–24 . . . . . . . . . . . . . | 300 | 292 |
| THC Escrow Corp. II, | | |
| 6.750%, 6–15–23 . . . . . . . . . . . . . | 390 | 389 |
| | | 3,567 |
| **Health Care Supplies – 1.0%** | | |
| Ortho-Clinical Diagnostics, | | |
| 6.625%, 5–15–22 (A) . . . . . . . . . . | 200 | 196 |
| WellCare Health Plans, Inc., | | |
| 5.250%, 4–1–25 . . . . . . . . . . . . . . | 270 | 274 |
| | | 470 |
| **Health Care Technology – 0.7%** | | |
| Change Healthcare Holdings, Inc., | | |
| 5.750%, 3–1–25 (A) . . . . . . . . . . . | 165 | 164 |
| Verscend Holding Corp., | | |
| 9.750%, 8–15–26 (A) . . . . . . . . . . | 150 | 154 |
| | | 318 |
| **Life Sciences Tools & Services – 1.5%** | | |
| Avantor, Inc.: | | |
| 6.000%, 10–1–24 (A) . . . . . . . . . . | 300 | 305 |
| 9.000%, 10–1–25 (A) . . . . . . . . . . | 390 | 402 |
| | | 707 |
| **Managed Health Care – 1.4%** | | |
| Centene Escrow Corp., | | |
| 5.625%, 2–15–21 . . . . . . . . . . . . . | 235 | 239 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Managed Health Care** (Continued) | | |
| Centene Escrow I Corp., | | |
| 5.375%, 6–1–26 (A) . . . . . . . . . . . | $370 | $ 379 |
| | | 618 |
| **Pharmaceuticals – 4.0%** | | |
| Endo Designed Activity Co., Endo Finance LLC and Endo Finco, Inc., | | |
| 6.000%, 2–1–25 (A) . . . . . . . . . . . | 200 | 172 |
| Endo Ltd., Endo Finance LLC and Endo Finco, Inc., | | |
| 6.000%, 7–15–23 (A) . . . . . . . . . . | 400 | 355 |
| IMS Health, Inc., | | |
| 5.000%, 10–15–26 (A) . . . . . . . . . | 200 | 196 |
| Jaguar Holding Co. II and Pharmaceutical Product Development LLC, | | |
| 6.375%, 8–1–23 (A) . . . . . . . . . . . | 252 | 254 |
| VRX Escrow Corp.: | | |
| 5.875%, 5–15–23 (A) . . . . . . . . . . | 532 | 517 |
| 6.125%, 4–15–25 (A) . . . . . . . . . . | 345 | 328 |
| | | 1,822 |
| **Total Health Care – 16.8%** | | **7,706** |
| Industrials | | |
| **Aerospace & Defense – 3.0%** | | |
| Bombardier, Inc.: | | |
| 8.750%, 12–1–21 (A) . . . . . . . . . . | 270 | 299 |
| 7.500%, 3–15–25 (A) . . . . . . . . . . | 261 | 269 |
| KLX, Inc., | | |
| 5.875%, 12–1–22 (A) . . . . . . . . . . | 270 | 279 |
| TransDigm, Inc. (GTD by TransDigm Group, Inc.): | | |
| 6.000%, 7–15–22 . . . . . . . . . . . . . | 150 | 153 |
| 6.500%, 7–15–24 . . . . . . . . . . . . . | 340 | 348 |
| | | 1,348 |
| **Air Freight & Logistics – 0.6%** | | |
| XPO Logistics, Inc., | | |
| 6.500%, 6–15–22 (A) . . . . . . . . . . | 274 | 283 |
| **Building Products – 0.4%** | | |
| Beacon Escrow Corp., | | |
| 4.875%, 11–1–25 (A) . . . . . . . . . . | 200 | 184 |
| **Construction Machinery & Heavy Trucks – 0.5%** | | |
| Navistar International Corp. (GTD by Navistar, Inc.), | | |
| 6.625%, 11–1–25 (A) . . . . . . . . . . | 240 | 250 |
| **Diversified Support Services – 1.0%** | | |
| United Rentals (North America), Inc. (GTD by United Rentals, Inc.): | | |
| 5.500%, 5–15–27 . . . . . . . . . . . . . | 185 | 183 |
| 4.875%, 1–15–28 . . . . . . . . . . . . . | 300 | 281 |
| | | 464 |

# SCHEDULE OF INVESTMENTS
## IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND *(in thousands)*

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Industrial Conglomerates – 0.9%** | | |
| Griffon Corp., | | |
| 5.250%, 3–1–22 . . . . . . . . . . . . . . | $200 | $ 198 |
| Tribune Media Co., | | |
| 5.875%, 7–15–22 . . . . . . . . . . . . . | 205 | 209 |
| | | 407 |
| **Security & Alarm Services – 1.2%** | | |
| Prime Security Services Borrower LLC, | | |
| 9.250%, 5–15–23 (A) . . . . . . . . . . | 519 | 555 |
| **Trading Companies & Distributors – 0.4%** | | |
| HD Supply, Inc., | | |
| 5.750%, 4–15–24 (A) . . . . . . . . . . | 160 | 168 |
| **Trucking – 0.9%** | | |
| BlueLine Rental Corp. and BlueLine Rental LLC, | | |
| 9.250%, 3–15–24 (A) . . . . . . . . . | 165 | 173 |
| Hertz Corp. (The), | | |
| 7.625%, 6–1–22 (A) . . . . . . . . . . . | 251 | 248 |
| | | 421 |
| **Total Industrials – 8.9%** | | **4,080** |
| **Information Technology** | | |
| **Application Software – 1.6%** | | |
| Infor (U.S.), Inc., | | |
| 6.500%, 5–15–22 . . . . . . . . . . . . . | 230 | 233 |
| Solera LLC and Solera Finance, Inc., | | |
| 10.500%, 3–1–24 (A) . . . . . . . . . . | 425 | 466 |
| | | 699 |
| **Data Processing & Outsourced Services – 2.7%** | | |
| Exela Intermediate LLC and Exela Finance, Inc., | | |
| 10.000%, 7–15–23 (A) . . . . . . . . . | 320 | 341 |
| First Data Corp.: | | |
| 7.000%, 12–1–23 (A) . . . . . . . . . . | 725 | 755 |
| 5.750%, 1–15–24 (A) . . . . . . . . . . | 142 | 144 |
| | | 1,240 |
| **Technology Hardware, Storage & Peripherals – 0.6%** | | |
| Inception Parent, Inc., Inception Merger Sub, Inc. and Rackspace Hosting, Inc., | | |
| 8.625%, 11–15–24 (A) . . . . . . . . . | 295 | 287 |
| **Total Information Technology – 4.9%** | | **2,226** |
| **Materials** | | |
| **Aluminum – 1.1%** | | |
| Novelis Corp. (GTD by Novelis, Inc.): | | |
| 6.250%, 8–15–24 (A) . . . . . . . . . | 170 | 173 |
| 5.875%, 9–30–26 (A) . . . . . . . . . | 316 | 309 |
| | | 482 |

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Commodity Chemicals – 0.8%** | | |
| NOVA Chemicals Corp.: | | |
| 4.875%, 6–1–24 (A) . . . . . . . . . . . | $ 215 | $ 207 |
| 5.250%, 6–1–27 (A) . . . . . . . . . . . | 196 | 182 |
| | | 389 |
| **Diversified Chemicals – 0.5%** | | |
| PSPC Escrow Corp., | | |
| 6.500%, 2–1–22 (A) . . . . . . . . . . . | 205 | 210 |
| **Diversified Metals & Mining – 1.3%** | | |
| Cliffs Natural Resources, Inc., | | |
| 5.750%, 3–1–25 . . . . . . . . . . . . . . | 261 | 254 |
| First Quantum Minerals Ltd.: | | |
| 7.000%, 2–15–21 (A) . . . . . . . . . . | 150 | 148 |
| 7.500%, 4–1–25 (A) . . . . . . . . . . . | 200 | 190 |
| | | 592 |
| **Metal & Glass Containers – 1.9%** | | |
| Ball Corp.: | | |
| 4.375%, 12–15–20 . . . . . . . . . . . . | 322 | 326 |
| 5.250%, 7–1–25 . . . . . . . . . . . . . . | 70 | 72 |
| BWAY Holding Co.: | | |
| 5.500%, 4–15–24 (A) . . . . . . . . . . | 302 | 297 |
| 7.250%, 4–15–25 (A) . . . . . . . . . . | 200 | 195 |
| | | 890 |
| **Paper Packaging – 0.7%** | | |
| Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A., | | |
| 5.125%, 7–15–23 (A) . . . . . . . . . . | 320 | 318 |
| **Total Materials – 6.3%** | | **2,881** |
| **Real Estate** | | |
| **Industrial REITs – 0.4%** | | |
| Kennedy-Wilson, Inc. (GTD by Kennedy-Wilson Holdings, Inc.), | | |
| 5.875%, 4–1–24 . . . . . . . . . . . . . . | 200 | 197 |
| **Real Estate Development – 0.5%** | | |
| Howard Hughs Corp., | | |
| 5.375%, 3–15–25 (A) . . . . . . . . . . | 250 | 247 |
| **Specialized REITs – 2.2%** | | |
| Equinix, Inc.: | | |
| 5.875%, 1–15–26 . . . . . . . . . . . . . | 141 | 145 |
| 5.375%, 5–15–27 . . . . . . . . . . . . . | 300 | 300 |
| Iron Mountain, Inc., | | |
| 4.875%, 9–15–27 (A) . . . . . . . . . . | 240 | 220 |
| Uniti Group L.P., Uniti Group Finance, Inc. and CSL Capital LLC, | | |
| 8.250%, 10–15–23 . . . . . . . . . . . . | 335 | 320 |
| | | 985 |
| **Total Real Estate – 3.1%** | | **1,429** |

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Telecommunication Services** | | |
| **Alternative Carriers – 2.0%** | | |
| CommScope Technologies LLC (GTD by CommScope, Inc.), | | |
| 6.000%, 6–15–25 (A) . . . . . . . . | $300 | $ 310 |
| Zayo Group LLC and Zayo Capital, Inc.: | | |
| 6.000%, 4–1–23 . . . . . . . . . . . . . | 190 | 195 |
| 5.750%, 1–15–27 (A) . . . . . . . . . | 413 | 414 |
| | | 919 |
| **Integrated Telecommunication Services – 4.5%** | | |
| CenturyLink, Inc., | | |
| 7.500%, 4–1–24 . . . . . . . . . . . . . | 120 | 128 |
| Frontier Communications Corp.: | | |
| 10.500%, 9–15–22 . . . . . . . . . . | 424 | 376 |
| 11.000%, 9–15–25 . . . . . . . . . . | 655 | 511 |
| Olympus Merger Sub, Inc., | | |
| 8.500%, 10–15–25 (A) . . . . . . . . | 200 | 184 |
| Sprint Corp.: | | |
| 7.875%, 9–15–23 . . . . . . . . . . . . | 425 | 458 |
| 7.125%, 6–15–24 . . . . . . . . . . . . | 394 | 409 |
| | | 2,066 |
| **Wireless Telecommunication Service – 1.8%** | | |
| SBA Communications Corp., | | |
| 4.875%, 9–1–24 . . . . . . . . . . . . . | 150 | 148 |
| T-Mobile USA, Inc.: | | |
| 6.375%, 3–1–25 . . . . . . . . . . . . . | 250 | 261 |
| 6.500%, 1–15–26 . . . . . . . . . . . . | 380 | 398 |
| | | 807 |
| **Total Telecommunication Services – 8.3%** | | **3,792** |
| **Utilities** | | |
| **Electric Utilities – 2.9%** | | |
| Calpine Corp.: | | |
| 5.375%, 1–15–23 . . . . . . . . . . . . | 200 | 188 |
| 5.750%, 1–15–25 . . . . . . . . . . . . | 320 | 283 |
| Dynegy, Inc.: | | |
| 7.375%, 11–1–22 . . . . . . . . . . . . | 315 | 328 |
| 7.625%, 11–1–24 . . . . . . . . . . . . | 196 | 211 |
| NRG Energy, Inc., | | |
| 6.625%, 1–15–27 . . . . . . . . . . . . | 284 | 298 |
| | | 1,308 |
| **Total Utilities – 2.9%** | | **1,308** |
| **TOTAL CORPORATE DEBT SECURITIES – 96.0%** | | **$43,909** |
| (Cost: $44,334) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Master Note – 1.1% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10–5–18 (C) . . . . . . . . . | $493 | $ 493 |
| TOTAL SHORT-TERM SECURITIES – 1.1% | | $ 493 |
| (Cost: $493) | | |
| TOTAL INVESTMENT SECURITIES – 97.1% | | $44,402 |
| (Cost: $44,827) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES (D) – 2.9% | | 1,337 |
| NET ASSETS – 100.0% | | $45,739 |

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $25,918 or 56.7% of net assets.

(B) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2018.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Cash of $291 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at September 30, 2018 (contracts unrounded):

| Description | Type | Number of Contracts | Expiration Date | Notional Amount | Value | Unrealized Appreciation |
|---|---|---|---|---|---|---|
| U.S. 10-Year Treasury Note | Short | 97 | 12–28–18 | 9,700 | $ (11,522) | $ 121 |
| U.S. 2-Year Treasury Note | Short | 50 | 12–28–18 | 10,000 | (10,536) | 18 |
| U.S. 5-Year Treasury Note | Short | 201 | 12–31–18 | 20,100 | (22,608) | 143 |
| | | | | | $(44,666) | $282 |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Debt Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $43,909 | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 493 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $44,402 | $ — |
| Futures Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $282 | $ — | $ — |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

## IVY PROSHARES MSCI ACWI INDEX FUND

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

### Asset Allocation

| | |
|---|---|
| Stocks | 99.7% |
| Information Technology | 19.7% |
| Financials | 17.1% |
| Health Care | 12.0% |
| Consumer Discretionary | 11.8% |
| Industrials | 10.8% |
| Consumer Staples | 7.9% |
| Energy | 7.1% |
| Materials | 4.9% |
| Real Estate | 3.0% |
| Telecommunication Services | 2.8% |
| Utilities | 2.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.3% |

### Country Weightings

| | |
|---|---|
| North America | 58.2% |
| United States | 54.8% |
| Other North America | 3.4% |
| Europe | 20.9% |
| United Kingdom | 4.8% |
| France | 3.5% |
| Other Europe | 12.6% |
| Pacific Basin | 19.0% |
| Japan | 7.5% |
| Other Pacific Basin | 11.5% |
| South America | 0.9% |
| Other | 0.6% |
| Bahamas/Caribbean | 0.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.3% |

### Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Apple, Inc. | United States | Information Technology | Technology Hardware, Storage & Peripherals |
| Amazon.com, Inc. | United States | Consumer Discretionary | Internet & Direct Marketing Retail |
| Microsoft Corp. | United States | Information Technology | Systems Software |
| Facebook, Inc., Class A | United States | Information Technology | Internet Software & Services |
| JPMorgan Chase & Co. | United States | Financials | Other Diversified Financial Services |
| Alphabet, Inc., Class C | United States | Information Technology | Internet Software & Services |
| Johnson & Johnson | United States | Health Care | Pharmaceuticals |
| Exxon Mobil Corp. | United States | Energy | Oil & Gas Exploration & Production |
| Alphabet, Inc., Class A | United States | Information Technology | Internet Software & Services |
| Bank of America Corp. | United States | Financials | Diversified Banks |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | | Ivy ProShares MSCI ACWI Index Fund, Class A Shares[1] ...................... $11,662 |
| | | MSCI ACWI Index .................................................... $12,069 |

.

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class E | Class I | Class N | Class R |
|---|---|---|---|---|---|
| 1-year period ended 9-30-18 | 6.54% | 6.79% | 9.64% | 9.64% | 8.84% |
| 5-year period ended 9-30-18 | — | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — | — |
| Since Inception of Class through 9-30-18[4] | 11.22% | 11.44% | 13.54% | 13.54% | 12.68% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I, Class N and Class R shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia** | | |
| **Consumer Discretionary – 0.0%** | | |
| Aristocrat Leisure Ltd. | 1 | $ 31 |
| **Consumer Staples – 0.2%** | | |
| Treasury Wine Estates Ltd. | 2 | 27 |
| Wesfarmers Ltd. | 3 | 91 |
| Woolworths Ltd. | 3 | 59 |
| | | 177 |
| **Energy – 0.1%** | | |
| Oil Search Ltd. | 5 | 30 |
| Origin Energy Ltd. (A) | 5 | 29 |
| Santos Ltd. | 6 | 30 |
| Woodside Petroleum Ltd. | 2 | 64 |
| | | 153 |
| **Financials – 0.9%** | | |
| Australia and New Zealand Banking Group Ltd. | 7 | 134 |
| Australian Stock Exchange Ltd. | 1 | 34 |
| Commonwealth Bank of Australia | 4 | 213 |
| Insurance Australia Group Ltd. | 7 | 36 |
| Macquarie Group Ltd. | 1 | 73 |
| National Australia Bank Ltd. | 6 | 122 |
| QBE Insurance Group Ltd. | 5 | 44 |
| Suncorp Group Ltd. | 5 | 49 |
| Westpac Banking Corp. | 8 | 155 |
| | | 860 |
| **Health Care – 0.2%** | | |
| Cochlear Ltd. | —* | 28 |
| CSL Ltd. | 1 | 156 |
| Sonic Healthcare Ltd. | 2 | 33 |
| | | 217 |
| **Industrials – 0.1%** | | |
| Brambles Ltd. | 4 | 35 |
| Transurban Group | 6 | 51 |
| | | 86 |
| **Materials – 0.3%** | | |
| Amcor Ltd. | 3 | 30 |
| BHP Billiton plc | 12 | 283 |
| Newcrest Mining Ltd. | 2 | 30 |
| South32 Ltd. | 15 | 41 |
| | | 384 |
| **Real Estate – 0.1%** | | |
| Dexus | 3 | 27 |
| Goodman Group | 4 | 33 |
| GPT Group | 8 | 30 |
| Scentre Group | 14 | 40 |
| Stockland Corp. Ltd. | 8 | 25 |
| Vicinity Centres | 13 | 24 |
| | | 179 |
| **Utilities – 0.1%** | | |
| AGL Energy Ltd. | 2 | 28 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Utilities** (Continued) | | |
| APA Group | 5 | $ 39 |
| | | 67 |
| **Total Australia – 2.0%** | | 2,154 |
| **Austria** | | |
| **Energy – 0.0%** | | |
| OMV AG | 1 | 30 |
| **Financials – 0.0%** | | |
| Erste Bank der Oesterreichischen Sparkassen AG | 1 | 39 |
| **Materials – 0.0%** | | |
| voestalpine AG | 1 | 25 |
| **Total Austria – 0.0%** | | 94 |
| **Belgium** | | |
| **Consumer Staples – 0.1%** | | |
| InBev N.V. | 2 | 149 |
| **Financials – 0.0%** | | |
| ageas N.V. | 1 | 35 |
| KBC Group N.V. | 1 | 44 |
| | | 79 |
| **Health Care – 0.0%** | | |
| UCB S.A./N.V. | —* | 38 |
| **Materials – 0.2%** | | |
| Solvay S.A. | —* | 37 |
| Umicore S.A. | 1 | 38 |
| | | 75 |
| **Total Belgium – 0.3%** | | 341 |
| **Bermuda** | | |
| **Financials – 0.0%** | | |
| Arch Capital Group Ltd. (A) | 1 | 37 |
| Everest Re Group Ltd. | —* | 27 |
| | | 64 |
| **Total Bermuda – 0.0%** | | 64 |
| **Brazil** | | |
| **Consumer Discretionary – 0.0%** | | |
| Lojas Renner S.A. | 3 | 27 |
| **Consumer Staples – 0.1%** | | |
| Ambev S.A. | 13 | 57 |
| **Energy – 0.1%** | | |
| Petroleo Brasileiro S.A. | 20 | 114 |
| Ultrapar Participacoes S.A. | 2 | 15 |
| | | 129 |
| **Financials – 0.3%** | | |
| Banco Bradesco S.A. | 11 | 78 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials** (Continued) | | |
| Banco do Brasil S.A. | 3 | $ 22 |
| BB Seguridade Participacoes S.A. | 4 | 21 |
| BM&F Bovespa S.A. | 8 | 48 |
| Itau Unibanco Holdings S.A. | 8 | 87 |
| Itausa Investimentos Itau S.A. | 16 | 39 |
| | | 295 |
| **Industrials – 0.0%** | | |
| WEG S.A. | 5 | 22 |
| **Information Technology – 0.0%** | | |
| Cielo S.A. | 5 | 14 |
| MercadoLibre, Inc. | —* | 31 |
| | | 45 |
| **Materials – 0.1%** | | |
| Vale S.A. | 7 | 111 |
| **Real Estate – 0.0%** | | |
| Multiplan Empreendimentos Imobiliarios S.A. | 6 | 27 |
| **Telecommunication Services – 0.0%** | | |
| Telefonica Brasil S.A. | 2 | 19 |
| **Total Brazil – 0.6%** | | 732 |
| **Canada** | | |
| **Consumer Discretionary – 0.4%** | | |
| Canadian Tire Corp. Ltd., Class A | —* | 30 |
| Dollarama, Inc. | 1 | 32 |
| lululemon athletica, Inc. (A) | —* | 38 |
| Magna International, Inc. | 1 | 49 |
| Restaurant Brands International, Inc. | 1 | 36 |
| Shaw Communications, Inc., Class B | 2 | 33 |
| Thomson Reuters Corp. | 1 | 32 |
| | | 250 |
| **Consumer Staples – 0.0%** | | |
| Alimentation Couche-Tard, Inc., Class B | 1 | 58 |
| Loblaw Cos. Ltd. | 1 | 34 |
| Metro, Inc. | 1 | 27 |
| Saputo, Inc. | 1 | 28 |
| | | 147 |
| **Energy – 0.6%** | | |
| Canadian Natural Resources Ltd. | 3 | 100 |
| Cenovus Energy, Inc. | 3 | 29 |
| Enbridge, Inc. | 4 | 141 |
| EnCana Corp. | 3 | 36 |
| Imperial Oil Ltd. | 1 | 26 |
| Inter Pipeline Ltd. | 2 | 36 |
| Keyera Corp. | 1 | 30 |
| Pembina Pipeline Corp. | 1 | 45 |
| Suncor Energy, Inc. | 4 | 147 |
| TransCanada Corp. | 2 | 85 |
| | | 675 |
| **Financials – 1.2%** | | |
| Bank of Montreal | 1 | 108 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials** (Continued) | | |
| Bank of Nova Scotia (The) | 2 | $ 144 |
| Brookfield Asset Management, Inc., Class A | 2 | 91 |
| Canadian Imperial Bank of Commerce | 1 | 86 |
| Fairfax Financial Holdings Ltd. | —* | 42 |
| Intact Financial Corp. | —* | 40 |
| Manulife Financial Corp. | 5 | 84 |
| National Bank of Canada | 1 | 32 |
| Onex Corp. | —* | 26 |
| Power Corp. of Canada | 1 | 22 |
| Royal Bank of Canada | 3 | 254 |
| Sun Life Financial, Inc. | 2 | 62 |
| Toronto-Dominion Bank | 4 | 241 |
| | | 1,232 |
| **Industrials – 0.3%** | | |
| Canadian National Railway Co. | 2 | 154 |
| Canadian Pacific Railway Ltd. | —* | 84 |
| | | 238 |
| **Information Technology – 0.0%** | | |
| Constellation Software, Inc. | —* | 35 |
| OpenText Corp. | 1 | 34 |
| Shopify, Inc., Class A (A) | —* | 37 |
| | | 106 |
| **Materials – 0.3%** | | |
| Agnico-Eagle Mines Ltd. | 1 | 26 |
| Nutrien Ltd. | 2 | 89 |
| Barrick Gold Corp. | 3 | 34 |
| First Quantum Minerals Ltd. | 2 | 20 |
| Franco-Nevada Corp. | 1 | 40 |
| Goldcorp, Inc. | 3 | 27 |
| Teck Cominco Ltd. | 1 | 36 |
| Wheaton Precious Metals Corp. | 2 | 29 |
| | | 301 |
| **Real Estate – 0.0%** | | |
| First Capital Realty, Inc. | 2 | 26 |
| **Telecommunication Services – 0.1%** | | |
| Rogers Communications, Inc., Class B | 1 | 59 |
| **Utilities – 0.1%** | | |
| Fortis, Inc. | 2 | 51 |
| **Total Canada – 3.0%** | | **3,085** |
| Chile | | |
| **Consumer Discretionary – 0.1%** | | |
| Saci Falabella | 4 | 32 |
| **Consumer Staples – 0.1%** | | |
| Cencosud S.A. | 15 | 36 |
| **Energy – 0.0%** | | |
| Empresas Copec S.A. | 2 | 34 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials – 0.0%** | | |
| Banco Santander Chile | 524 | $ 42 |
| **Total Chile – 0.2%** | | 144 |
| China | | |
| **Consumer Discretionary – 0.2%** | | |
| Ctrip.com International Ltd. (A) | 1 | 39 |
| Geely Automobile Holdings Ltd. | 15 | 30 |
| JD.com, Inc. ADR (A) | 2 | 49 |
| New Oriental Education & Technology Group, Inc. ADR (A) | —* | 27 |
| Shenzhou International Group Holdings Ltd. | 3 | 34 |
| YUM! Brands, Inc. | 1 | 33 |
| | | 212 |
| **Consumer Staples – 0.0%** | | |
| China Mengniu Dairy Co. Ltd. | 10 | 34 |
| **Energy – 0.2%** | | |
| China Petroleum & Chemical Corp., H Shares | 66 | 66 |
| China Shenhua Energy Co. Ltd., H Shares | 11 | 25 |
| CNOOC Ltd. | 49 | 97 |
| PetroChina Co. Ltd., H Shares | 54 | 44 |
| | | 232 |
| **Financials – 0.8%** | | |
| Bank of Communications Co. Ltd. | 35 | 26 |
| BOC Hong Kong (Holdings) Ltd., H Shares | 195 | 87 |
| China Cinda Asset Management Co. Ltd., H Shares | 85 | 21 |
| China CITIC Bank Corp. Ltd., H Shares | 41 | 26 |
| China Construction Bank Corp. | 234 | 205 |
| China Life Insurance Co. Ltd., H Shares | 22 | 50 |
| China Merchants Bank Co. Ltd., H Shares | 11 | 47 |
| China Minsheng Banking Corp. Ltd., H Shares | 38 | 28 |
| China Pacific Insurance (Group) Co. Ltd., H Shares | 8 | 32 |
| CITIC Securities Co. Ltd., H Shares | 11 | 20 |
| Haitong Securities Co. Ltd., H Shares | 25 | 23 |
| Industrial and Commercial Bank of China Ltd., H Shares | 163 | 119 |
| PICC Property and Casualty Co. Ltd., H Shares | 24 | 28 |
| Ping An Insurance (Group) Co. of China Ltd., H Shares (B) | 14 | 144 |
| | | 856 |
| **Health Care – 0.0%** | | |
| CSPC Pharmaceutical Group Ltd. | 12 | 26 |
| **Industrials – 0.0%** | | |
| China Communications Construction Co. Ltd., H Shares | 24 | 25 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Information Technology – 1.2%** | | |
| 58.com, Inc. ADR (A) | —* | $ 24 |
| AAC Technologies Holdings, Inc. | 2 | 21 |
| Alibaba Group Holding Ltd. ADR (A) | 3 | 438 |
| Baidu.com, Inc. ADR (A) | 1 | 149 |
| NetEase.com, Inc. ADR | —* | 51 |
| SINA Corp. (A) | —* | 19 |
| Sunny Optical Technology (Group) Co. Ltd. | 2 | 20 |
| Tencent Holdings Ltd. | 13 | 544 |
| | | 1,266 |
| **Materials – 0.0%** | | |
| Anhui Conch Cement Co. Ltd., H Shares | 4 | 27 |
| **Real Estate – 0.1%** | | |
| China Overseas Land & Investment Ltd. | 12 | 38 |
| Country Garden Holdings Co. Ltd. | 19 | 24 |
| Sunac China Holdings Ltd. | 7 | 20 |
| | | 82 |
| **Telecommunication Services – 0.1%** | | |
| China Mobile Ltd. | 14 | 141 |
| China Telecom Corp. Ltd. | 58 | 29 |
| China Unicom Ltd. | 23 | 27 |
| | | 197 |
| **Utilities – 0.0%** | | |
| CGN Power Co. Ltd., H Shares | 114 | 27 |
| Xinao Gas Holdings Ltd. | 3 | 22 |
| | | 49 |
| **Total China – 2.6%** | | **3,006** |
| Columbia | | |
| **Financials – 0.0%** | | |
| Bancolombia S.A. | 3 | 30 |
| **Total Columbia – 0.0%** | | **30** |
| Denmark | | |
| **Consumer Discretionary – 0.0%** | | |
| Pandora Holding A.S. | —* | 16 |
| **Consumer Staples – 0.0%** | | |
| Carlsberg Group | —* | 40 |
| **Financials – 0.1%** | | |
| Danske Bank A.S. | 2 | 48 |
| **Health Care – 0.2%** | | |
| Coloplast A/S, Class B | —* | 36 |
| Genmab A.S. (A) | —* | 32 |
| Novo Nordisk A/S, Class B | 4 | 199 |
| Novozymes A/S, Class B | 1 | 40 |
| | | 307 |
| **Industrials – 0.1%** | | |
| A.P. Moller - Maersk A/S | —* | 34 |
| DSV A/S | 1 | 56 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials** (Continued) | | |
| Vestas Wind Systems A/S . . . . . . . . . . . . | 1 | $ 42 |
| | | 132 |
| **Materials – 0.0%** | | |
| Chr. Hansen Holding A/S . . . . . . . . . . . . | —* | 36 |
| **Utilities – 0.0%** | | |
| DONG Energy A/S . . . . . . . . . . . . . . . . . | 1 | 36 |
| **Total Denmark – 0.4%** | | 615 |
| **Finland** | | |
| **Financials – 0.2%** | | |
| Nordea Bank Abp . . . . . . . . . . . . . . . . . | 7 | 76 |
| Sampo plc, A Shares . . . . . . . . . . . . . . | 1 | 45 |
| | | 121 |
| **Information Technology – 0.1%** | | |
| Nokia OYJ . . . . . . . . . . . . . . . . . . . . . . | 13 | 75 |
| **Materials – 0.1%** | | |
| Stora Enso Oyj, Class R . . . . . . . . . . . . . | 1 | 28 |
| UPM-Kymmene Corp. . . . . . . . . . . . . . . . | 1 | 52 |
| | | 80 |
| **Total Finland – 0.4%** | | 276 |
| **France** | | |
| **Consumer Discretionary – 0.7%** | | |
| Accor S.A. . . . . . . . . . . . . . . . . . . . . . . | 1 | 37 |
| Compagnie Generale des Etablissements Michelin, Class B . . . . . . . . . . . . . . . . | —* | 60 |
| Hermes International . . . . . . . . . . . . . . . | —* | 52 |
| Kering . . . . . . . . . . . . . . . . . . . . . . . . . | —* | 98 |
| LVMH Moet Hennessy - Louis Vuitton . . . | 1 | 240 |
| Peugeot S.A. . . . . . . . . . . . . . . . . . . . . | 2 | 45 |
| Publicis Groupe S.A. . . . . . . . . . . . . . . . | 1 | 39 |
| Renault S.A. . . . . . . . . . . . . . . . . . . . . . | —* | 43 |
| Sodexo S.A. . . . . . . . . . . . . . . . . . . . . . | —* | 36 |
| Valeo S.A. . . . . . . . . . . . . . . . . . . . . . . | 1 | 36 |
| Vivendi Universal . . . . . . . . . . . . . . . . . | 3 | 69 |
| | | 755 |
| **Consumer Staples – 0.4%** | | |
| Carrefour S.A. . . . . . . . . . . . . . . . . . . . . | 2 | 35 |
| Danone S.A. . . . . . . . . . . . . . . . . . . . . . | 1 | 111 |
| L'Oreal . . . . . . . . . . . . . . . . . . . . . . . . . | 1 | 132 |
| Pernod Ricard S.A. . . . . . . . . . . . . . . . . | 1 | 87 |
| | | 365 |
| **Energy – 0.3%** | | |
| Total S.A. . . . . . . . . . . . . . . . . . . . . . . . | 5 | 356 |
| **Financials – 0.4%** | | |
| Axa S.A. . . . . . . . . . . . . . . . . . . . . . . . . | 5 | 127 |
| BNP Paribas S.A. . . . . . . . . . . . . . . . . . | 3 | 157 |
| Credit Agricole Group . . . . . . . . . . . . . . | 3 | 47 |
| Societe Generale S.A. . . . . . . . . . . . . . . | 2 | 82 |
| | | 413 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care – 0.3%** | | |
| EssilorLuxottica . . . . . . . . . . . . . . . . . . | 1 | $ 75 |
| Sanofi-Aventis . . . . . . . . . . . . . . . . . . . . | 3 | 249 |
| | | 324 |
| **Industrials – 0.8%** | | |
| Airbus SE . . . . . . . . . . . . . . . . . . . . . . | 1 | 171 |
| Bouygues S.A. . . . . . . . . . . . . . . . . . . . | 1 | 31 |
| Compagnie de Saint-Gobain . . . . . . . . . | 1 | 58 |
| Eiffage S.A. . . . . . . . . . . . . . . . . . . . . . | —* | 34 |
| Getlink SE . . . . . . . . . . . . . . . . . . . . . . | 3 | 32 |
| Legrand S.A. . . . . . . . . . . . . . . . . . . . . | 1 | 60 |
| Safran . . . . . . . . . . . . . . . . . . . . . . . . . | 1 | 111 |
| Schneider Electric S.A. . . . . . . . . . . . . . | 1 | 107 |
| Teleperformance SE . . . . . . . . . . . . . . . | —* | 38 |
| Thales . . . . . . . . . . . . . . . . . . . . . . . . . | —* | 39 |
| Vinci . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 | 110 |
| | | 791 |
| **Information Technology – 0.1%** | | |
| Atos S.A. . . . . . . . . . . . . . . . . . . . . . . . | —* | 33 |
| Cap Gemini S.A. . . . . . . . . . . . . . . . . . . | —* | 54 |
| Dassault Systemes S.A. . . . . . . . . . . . . . | —* | 53 |
| | | 140 |
| **Materials – 0.2%** | | |
| Arkema . . . . . . . . . . . . . . . . . . . . . . . . . | —* | 33 |
| L Air Liquide S.A. . . . . . . . . . . . . . . . . . | 1 | 149 |
| | | 182 |
| **Real Estate – 0.1%** | | |
| Klepierre . . . . . . . . . . . . . . . . . . . . . . . | 1 | 32 |
| Unibail-Rodamco-Westfield . . . . . . . . . . | —* | 57 |
| | | 89 |
| **Telecommunication Services – 0.1%** | | |
| Orange S.A. . . . . . . . . . . . . . . . . . . . . . | 5 | 75 |
| **Utilities – 0.1%** | | |
| ENGIE . . . . . . . . . . . . . . . . . . . . . . . . . | 5 | 71 |
| Veolia Environnement S.A. . . . . . . . . . . | 2 | 30 |
| | | 101 |
| **Total France – 3.5%** | | 3,591 |
| **Germany** | | |
| **Consumer Discretionary – 0.3%** | | |
| adidas AG . . . . . . . . . . . . . . . . . . . . . . . | —* | 108 |
| Bayerische Motoren Werke AG . . . . . . . | 1 | 74 |
| Continental AG . . . . . . . . . . . . . . . . . . . | —* | 39 |
| Daimler AG . . . . . . . . . . . . . . . . . . . . . . | 2 | 126 |
| Porsche Automobil Holding SE . . . . . . . | 1 | 37 |
| TUI AG . . . . . . . . . . . . . . . . . . . . . . . . . | 1 | 24 |
| | | 408 |
| **Consumer Staples – 0.0%** | | |
| Beiersdorf Aktiengesellschaft . . . . . . . . | —* | 30 |
| **Financials – 0.5%** | | |
| Allianz AG, Registered Shares . . . . . . . . | 1 | 219 |
| Commerzbank AG . . . . . . . . . . . . . . . . . | 3 | 29 |
| Deutsche Bank AG . . . . . . . . . . . . . . . . | 5 | 57 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials** (Continued) | | |
| Deutsche Boerse AG . . . . . . . . . . . . . . . | —* | $ 55 |
| Hannover Ruckversicherungs-Aktiengesellschaft . . . . . . . . . . . . . . . | —* | 25 |
| Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares . . . . . . . . . . . . . . . . . . . . . . . | —* | 73 |
| | | 458 |
| **Health Care – 0.4%** | | |
| Bayer AG . . . . . . . . . . . . . . . . . . . . . . . | 2 | 171 |
| Fresenius Medical Care AG & Co. KGaA . . . . . . . . . . . . . . . . . . . . . . . | 1 | 64 |
| Fresenius SE & Co. KGaA . . . . . . . . . . . | 1 | 81 |
| Merck KGaA . . . . . . . . . . . . . . . . . . . . . | —* | 36 |
| | | 352 |
| **Industrials – 0.3%** | | |
| Brenntag AG . . . . . . . . . . . . . . . . . . . . . | 1 | 34 |
| Deutsche Lufthansa AG . . . . . . . . . . . . | 1 | 22 |
| Deutsche Post AG . . . . . . . . . . . . . . . . | 2 | 83 |
| GEA Group Aktiengesellschaft, Bochum . . . . . . . . . . . . . . . . . . . . . . . | 1 | 24 |
| MTU Aero Engines Holding AG . . . . . . . | —* | 37 |
| Siemens AG . . . . . . . . . . . . . . . . . . . . . | 2 | 234 |
| Thyssenkrupp AG . . . . . . . . . . . . . . . . . | 1 | 24 |
| | | 458 |
| **Information Technology – 0.5%** | | |
| Infineon Technologies AG . . . . . . . . . . | 3 | 64 |
| SAP AG . . . . . . . . . . . . . . . . . . . . . . . . | 2 | 262 |
| Wirecard AG . . . . . . . . . . . . . . . . . . . . . | —* | 75 |
| | | 401 |
| **Materials – 0.4%** | | |
| BASF Aktiengesellschaft . . . . . . . . . . . . | 2 | 178 |
| Covestro AG . . . . . . . . . . . . . . . . . . . . . | —* | 37 |
| Evonik Industries AG . . . . . . . . . . . . . . | 1 | 21 |
| HeidelbergCement AG . . . . . . . . . . . . . . | —* | 27 |
| Linde AG . . . . . . . . . . . . . . . . . . . . . . . | —* | 105 |
| Symrise AG . . . . . . . . . . . . . . . . . . . . . | —* | 35 |
| | | 403 |
| **Real Estate – 0.2%** | | |
| Deutsche Wohnen AG . . . . . . . . . . . . . | 1 | 43 |
| Vonovia SE . . . . . . . . . . . . . . . . . . . . . . | 1 | 59 |
| | | 102 |
| **Telecommunication Services – 0.1%** | | |
| Deutsche Telekom AG, Registered Shares . . . . . . . . . . . . . . . . . . . . . . . | 8 | 122 |
| **Utilities – 0.1%** | | |
| E.ON AG . . . . . . . . . . . . . . . . . . . . . . . . | 5 | 53 |
| RWE Aktiengesellschaft . . . . . . . . . . . . | 2 | 37 |
| | | 90 |
| **Total Germany – 2.8%** | | 2,824 |
| **Hong Kong** | | |
| **Consumer Discretionary – 0.1%** | | |
| Galaxy Entertainment Group . . . . . . . . . | 6 | 40 |

## Column 1

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Consumer Discretionary** (Continued) | | |
| Michael Kors Holdings Ltd. (A) | —* | $ 28 |
| Techtronic Industries Co. Ltd. | 5 | 31 |
| | | 99 |
| **Consumer Staples – 0.0%** | | |
| China Resources Beer (Holdings) Co. Ltd. | 5 | 21 |
| WH Group Ltd. | 27 | 19 |
| | | 40 |
| **Financials – 0.6%** | | |
| Agricultural Bank of China Ltd., H Shares | 76 | 37 |
| AIA Group Ltd. | 31 | 278 |
| BOC Hong Kong (Holdings) Ltd. | 10 | 46 |
| Hang Seng Bank Ltd. | 2 | 59 |
| Hong Kong Exchanges and Clearing Ltd. | 3 | 94 |
| | | 514 |
| **Health Care – 0.0%** | | |
| Sino Biopharmaceutical Ltd. | 13 | 12 |
| **Industrials – 0.1%** | | |
| Cheung Kong Infrastructure Holdings Ltd. | 5 | 37 |
| CITIC Pacific Ltd. | 21 | 31 |
| Jardine Matheson Holdings Ltd. | 1 | 40 |
| MTR Corp. Ltd. | 7 | 37 |
| Shanghai Industrial Holdings Ltd. | 10 | 23 |
| | | 168 |
| **Real Estate – 0.5%** | | |
| Cheung Kong (Holdings) Ltd. | 15 | 141 |
| China Evergrande Group (B) | 7 | 20 |
| China Resources Land Ltd. | 10 | 36 |
| Hang Lung Properties Ltd. | 13 | 25 |
| Henderson Land Development Co. Ltd. | 6 | 32 |
| Hongkong Land Holdings Ltd. | 5 | 33 |
| Hysan Development Co. Ltd. | 5 | 26 |
| Link (The) | 6 | 62 |
| New World Development Co. Ltd. | 27 | 36 |
| Sino Land Co. Ltd. | 19 | 32 |
| Sun Hung Kai Properties Ltd. | 5 | 69 |
| Swire Pacific Ltd., Class A | 3 | 38 |
| Wharf (Holdings) Ltd. (The) | 4 | 27 |
| Wheelock and Co. Ltd. | 3 | 20 |
| | | 597 |
| **Utilities – 0.3%** | | |
| CLP Holdings Ltd. | 5 | 63 |
| Hong Kong & China Gas Co. Ltd. | 34 | 67 |
| Power Assets Holdings Ltd. | 6 | 44 |
| | | 174 |
| **Total Hong Kong – 1.6%** | | 1,604 |
| **India** | | |
| **Consumer Discretionary – 0.1%** | | |
| Tata Motors Ltd. ADR (A) | 3 | 48 |

## Column 2

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Energy – 0.2%** | | |
| Reliance Industries Ltd. GDR (C) | 6 | $220 |
| **Financials – 0.1%** | | |
| ICICI Bank Ltd. ADR | 7 | 63 |
| **Health Care – 0.1%** | | |
| Dr. Reddy's Laboratories Ltd. ADR | 3 | 92 |
| **Industrials – 0.1%** | | |
| Larsen & Toubro Ltd. GDR | 7 | 121 |
| **Information Technology – 0.2%** | | |
| Infosys Technologies Ltd. ADR (B) | 8 | 79 |
| Wipro Ltd. ADR | 20 | 103 |
| | | 182 |
| **Materials – 0.1%** | | |
| Vedanta Ltd. ADR | 5 | 59 |
| **Total India – 0.9%** | | 785 |
| **Indonesia** | | |
| **Consumer Discretionary – 0.0%** | | |
| PT Astra International Tbk | 69 | 34 |
| **Financials – 0.1%** | | |
| Bank Central Asia Tbk PT | 29 | 48 |
| PT Bank Mandiri (Persero) Tbk | 71 | 32 |
| PT Bank Rakyat Indonesia | 145 | 31 |
| | | 111 |
| **Telecommunication Services – 0.0%** | | |
| PT Telekomunikasi Indonesia Persero Tbk | 148 | 36 |
| **Total Indonesia – 0.1%** | | 181 |
| **Ireland** | | |
| **Consumer Discretionary – 0.0%** | | |
| Paddy Power Betfair plc | —* | 21 |
| **Consumer Staples – 0.1%** | | |
| Kerry Group plc, Class A | —* | 49 |
| **Health Care – 0.3%** | | |
| Medtronic plc | 3 | 285 |
| **Information Technology – 0.2%** | | |
| Accenture plc, Class A | 1 | 211 |
| **Materials – 0.1%** | | |
| CRH plc | 2 | 65 |
| James Hardie Industries plc, Class C | 2 | 24 |
| Smurfit Kappa Group plc | 1 | 25 |
| | | 114 |
| **Total Ireland – 0.7%** | | 680 |

## Column 3

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Israel** | | |
| **Health Care – 0.1%** | | |
| Teva Pharmaceutical Industries Ltd. ADR | 2 | $ 53 |
| **Information Technology – 0.0%** | | |
| NICE Systems Ltd. ADR (A) | —* | 28 |
| **Total Israel – 0.1%** | | 81 |
| **Italy** | | |
| **Consumer Discretionary – 0.0%** | | |
| Ferrari N.V. | —* | 43 |
| Luxottica Group S.p.A. | —* | 28 |
| | | 71 |
| **Energy – 0.1%** | | |
| Eni S.p.A. | 5 | 103 |
| **Financials – 0.3%** | | |
| Assicurazioni Generali S.p.A. | 2 | 40 |
| Banca Intesa S.p.A. | 35 | 89 |
| UniCredit S.p.A. | 5 | 74 |
| | | 203 |
| **Industrials – 0.0%** | | |
| Atlantia S.p.A. | 1 | 25 |
| CNH Industrial N.V. | 2 | 30 |
| Prysmian S.p.A. | 1 | 22 |
| | | 77 |
| **Telecommunication Services – 0.0%** | | |
| Telecom Italia S.p.A. (A) | 45 | 27 |
| **Utilities – 0.2%** | | |
| ENEL S.p.A. | 19 | 97 |
| Snam S.p.A. | 9 | 38 |
| | | 135 |
| **Total Italy – 0.6%** | | 616 |
| **Japan** | | |
| **Consumer Discretionary – 1.4%** | | |
| Bridgestone Corp. | 2 | 61 |
| Denso Corp. | 1 | 67 |
| Fast Retailing Co. Ltd. | —* | 77 |
| Honda Motor Co. Ltd. | 4 | 120 |
| Isuzu Motors Ltd. | 2 | 35 |
| Koito Manufacturing Co. Ltd. | —* | 30 |
| Makita Corp. | 1 | 37 |
| Mazda Motor Corp. | 2 | 25 |
| Nissan Motor Co. Ltd. | 5 | 49 |
| Nitori Co. Ltd. | —* | 29 |
| Oriental Land Co. Ltd. | 1 | 56 |
| Panasonic Corp. | 5 | 62 |
| Ryohin Keikaku Co. Ltd. | —* | 20 |
| Sekisui Chemicals Co. Ltd. | 2 | 33 |
| Sekisui House Ltd. | 2 | 32 |
| Shimano, Inc. | —* | 40 |
| Sony Corp. | 3 | 182 |
| Subaru Corp. | 2 | 49 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Consumer Discretionary** (Continued) | | |
| Suzuki Motor Corp. | 1 | $ 53 |
| Toyota Industries Corp. | 1 | 32 |
| Toyota Motor Corp. | 5 | 340 |
| Yamaha Corp. | —* | 23 |
| | | 1,452 |
| **Consumer Staples – 0.6%** | | |
| Aeon Co. Ltd. | 2 | 43 |
| Ajinomoto Co., Inc. | 2 | 34 |
| Asahi Breweries Ltd. | 1 | 37 |
| FamilyMart Co. Ltd. | —* | 26 |
| Japan Tobacco, Inc. | 3 | 69 |
| Kao Corp. | 1 | 87 |
| Kirin Brewery Co. Ltd. | 2 | 54 |
| Meiji Holdings Co. Ltd. | —* | 27 |
| Seven & i Holdings Co. Ltd. | 2 | 74 |
| Shiseido Co. Ltd. | 1 | 69 |
| Suntory Beverage & Food Ltd. | 1 | 23 |
| Unicharm Corp. | 1 | 36 |
| Yakult Honsha Co. Ltd. | —* | 31 |
| | | 610 |
| **Energy – 0.1%** | | |
| Inpex Corp. | 3 | 35 |
| JXTG Holdings, Inc. | 8 | 59 |
| | | 94 |
| **Financials – 0.9%** | | |
| Dai-ichi Mutual Life Insurance Co. (The) | 3 | 63 |
| Daiwa Securities Group, Inc. | 6 | 37 |
| Japan Exchange Group, Inc. | 1 | 26 |
| Japan Post Holdings Co. Ltd. | 3 | 30 |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group | 27 | 170 |
| Mizuho Financial Group, Inc. | 56 | 97 |
| MS&AD Insurance Group Holdings, Inc. | 1 | 45 |
| NKSJ Holdings, Inc. | 1 | 40 |
| Nomura Holdings, Inc. | 10 | 48 |
| ORIX Corp. | 4 | 66 |
| Resona Holdings, Inc. | 7 | 37 |
| Sumitomo Mitsui Financial Group, Inc. | 3 | 126 |
| Sumitomo Mitsui Trust Holdings, Inc. | 1 | 36 |
| T&D Holdings, Inc. | 2 | 31 |
| Tokio Marine Holdings, Inc. | 2 | 80 |
| | | 932 |
| **Health Care – 0.6%** | | |
| Astellas Pharma, Inc. | 4 | 76 |
| Chugai Pharmaceutical Co. Ltd. | 1 | 39 |
| Daiichi Sankyo Co. Ltd. | 2 | 72 |
| Eisai Co. Ltd. | 1 | 70 |
| M3, Inc. | 1 | 28 |
| Olympus Corp. | 1 | 36 |
| Ono Pharmaceutical Co. Ltd. | 1 | 35 |
| Otsuka Holdings Co. Ltd. | 1 | 46 |
| Shionogi & Co. Ltd. | 1 | 57 |
| Sysmex Corp. | —* | 35 |
| Takeda Pharmaceutical Co. Ltd. | 2 | 79 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care** (Continued) | | |
| Terumo Corp. | 1 | $ 44 |
| | | 617 |
| **Industrials – 1.8%** | | |
| AGC Inc | 1 | 26 |
| Canon, Inc. | 2 | 69 |
| Central Japan Railway Co. | —* | 74 |
| Dakin Industries Ltd. | 1 | 86 |
| East Japan Railway Co. | 1 | 74 |
| FANUC Ltd. | —* | 90 |
| Hankyu Hanshin Holdings, Inc. | 1 | 33 |
| ITOCHU Corp. | 3 | 59 |
| Kajima Corp. | 7 | 108 |
| Keio Corp. | 1 | 43 |
| Kintetsu Group Holdings Co. Ltd. | 1 | 33 |
| Komatsu Ltd. | 2 | 68 |
| Kubota Corp. | 3 | 43 |
| Marubeni Corp. | 4 | 41 |
| MISUMI Group, Inc. | 1 | 24 |
| Mitsubishi Corp. | 3 | 100 |
| Mitsubishi Electric Corp. | 5 | 64 |
| Mitsubishi Heavy Industries Ltd. | 1 | 34 |
| Mitsui & Co. Ltd. | 4 | 71 |
| Nagoya Railroad Co. Ltd. | 1 | 29 |
| Nihon Densan Kabushiki Kaisha | 1 | 78 |
| Odakyu Electric Railway Co. Ltd. | 2 | 44 |
| Recruit Holdings Co. Ltd. | 3 | 86 |
| Secom Co. Ltd. | 1 | 54 |
| Shimizu Corp. | 3 | 27 |
| SMC Corp. | —* | 49 |
| Sumitomo Corp. | 3 | 53 |
| Sumitomo Electric Industries Ltd. | 3 | 41 |
| Taisei Corp. | 1 | 33 |
| Tobu Railway Co. Ltd. | 1 | 40 |
| Tokyo Corp. | 2 | 42 |
| Toshiba Corp. (A) | 2 | 55 |
| TOTO Ltd. | 1 | 22 |
| Toyota Tsusho Corp. | 1 | 27 |
| West Japan Railway Co. | —* | 35 |
| Yamato Holdings Co. Ltd. | 1 | 28 |
| | | 1,883 |
| **Information Technology – 0.7%** | | |
| FUJIFILM Holdings Corp. | 1 | 50 |
| Fujitsu Ltd. | 1 | 49 |
| Hitachi Ltd. | 2 | 82 |
| Hoya Corp. | 1 | 56 |
| Keyence Corp. | —* | 133 |
| Kyocera Corp. | 1 | 50 |
| Murata Manufacturing Co. Ltd. | —* | 62 |
| Nintendo Co. Ltd. | —* | 97 |
| OMRON Corp. | 1 | 27 |
| Renesas Electronics Corp. (A) | 2 | 15 |
| ROHM Co. Ltd. | —* | 21 |
| TDK Corp. | —* | 47 |
| Tokyo Electron Ltd. | —* | 52 |
| YASKAWA Electric Corp. | 1 | 25 |
| | | 766 |
| **Materials – 0.5%** | | |
| Asahi Kasei Corp. | 4 | 57 |
| JFE Holdings, Inc. | 2 | 38 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Materials** (Continued) | | |
| Kuraray Co. Ltd. | 2 | $ 35 |
| Mitsubishi Chemical Holdings Corp. | 4 | 40 |
| Nippon Steel & Sumitomo Metal Corp. | 2 | 46 |
| Nissan Chemical Corp | 1 | 30 |
| Nitto Denko Corp. | —* | 35 |
| Shin-Etsu Chemical Co. Ltd. | 1 | 80 |
| Sumitomo Chemical Co. Ltd. | 6 | 33 |
| Sumitomo Metal Mining Co. Ltd. | 1 | 28 |
| Teijin Ltd. | 2 | 30 |
| Toray Industries, Inc. | 5 | 39 |
| | | 491 |
| **Real Estate – 0.3%** | | |
| Daito Trust Construction Co. Ltd. | —* | 24 |
| Daiwa House Industry Co. Ltd. | 2 | 46 |
| Japan Real Estate Investment Corp. | —* | 26 |
| Mitsubishi Estate Co. Ltd. | 4 | 60 |
| Mitsui Fudosan Co. Ltd. | 2 | 59 |
| Nippon Building Fund, Inc. | —* | 29 |
| Sumitomo Realty & Development Co. Ltd. | 1 | 43 |
| Tokyu Fudosan Holdings Corp. | 4 | 28 |
| | | 315 |
| **Telecommunication Services – 0.5%** | | |
| KDDI Corp. | 4 | 114 |
| Nippon Telegraph and Telephone Corp. | 2 | 70 |
| NTT DoCoMo, Inc. | 3 | 74 |
| SoftBank Group Corp. | 2 | 213 |
| | | 471 |
| **Utilities – 0.1%** | | |
| Chubu Electric Power Co., Inc. | 2 | 30 |
| Kansai Electric Power Co., Inc. | 2 | 30 |
| Osaka Gas Co. Ltd. | 2 | 31 |
| Tokyo Electric Power Co., Inc. (The) (A) | 5 | 26 |
| Tokyo Gas Co. Ltd. | 1 | 32 |
| | | 149 |
| **Total Japan – 7.5%** | | 7,780 |
| Luxembourg | | |
| **Energy – 0.0%** | | |
| Tenaris S.A. | 1 | 23 |
| **Materials – 0.1%** | | |
| ArcelorMittal | 2 | 53 |
| **Total Luxembourg – 0.1%** | | 76 |
| Macau | | |
| **Consumer Discretionary – 0.0%** | | |
| Sands China Ltd. | 8 | 34 |
| **Total Macau – 0.0%** | | 34 |

SEPTEMBER 30, 2018

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Malaysia** | | |
| Financials – 0.1% | | |
| Bumiputra-Commerce Holdings Berhad | 25 | $ 36 |
| Malayan Banking Berhad | 18 | 41 |
| Public Bank Berhad | 11 | 64 |
| | | 141 |
| Utilities – 0.1% | | |
| Tenaga Nasional Berhad | 15 | 54 |
| **Total Malaysia – 0.2%** | | 195 |
| **Mexico** | | |
| Consumer Discretionary – 0.0% | | |
| Grupo Televisa S.A.B. de C.V. | 9 | 30 |
| Consumer Staples – 0.2% | | |
| Fomento Economico Mexicano S.A.B. de C.V. | 7 | 74 |
| Wal-Mart de Mexico S.A.B. de C.V. | 19 | 59 |
| | | 133 |
| Financials – 0.1% | | |
| Grupo Financiero Banorte S.A.B. de C.V. | 9 | 69 |
| Materials – 0.1% | | |
| Grupo Mexico S.A.B. de C.V. | 16 | 47 |
| Real Estate – 0.1% | | |
| Fibra Uno Administracion S.A. de C.V. | 26 | 35 |
| Telecommunication Services – 0.1% | | |
| America Movil S.A.B. de C.V., Series L | 99 | 80 |
| **Total Mexico – 0.6%** | | 394 |
| **Netherlands** | | |
| Consumer Staples – 0.2% | | |
| Heineken N.V. | 1 | 52 |
| Koninklijke Ahold Delhaize N.V. | 3 | 70 |
| | | 122 |
| Energy – 0.7% | | |
| Royal Dutch Shell plc, Class A (B) | 11 | 375 |
| Royal Dutch Shell plc, Class B | 9 | 321 |
| | | 696 |
| Financials – 0.1% | | |
| ABN AMRO Group N.V. | 1 | 31 |
| Aegon N.V. | 5 | 33 |
| ING Groep N.V., Certicaaten Van Aandelen | 9 | 114 |
| NN Group N.V. | 1 | 39 |
| | | 217 |
| Health Care – 0.0% | | |
| Qiagen N.V. (A) | 1 | 26 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Industrials – 0.2% | | |
| Koninklijke Philips Electronics N.V., Ordinary Shares | 2 | $ 103 |
| Wolters Kluwer N.V. | 1 | 48 |
| | | 151 |
| Information Technology – 0.3% | | |
| ASML Holding N.V., Ordinary Shares | 1 | 174 |
| NXP Semiconductors N.V. | 1 | 69 |
| | | 243 |
| Materials – 0.2% | | |
| Akzo Nobel N.V. | 1 | 57 |
| Royal DSM Heerlen | 1 | 57 |
| | | 114 |
| Telecommunication Services – 0.0% | | |
| Koninklijke KPN N.V. | 12 | 31 |
| **Total Netherlands – 1.7%** | | 1,600 |
| **Norway** | | |
| Consumer Staples – 0.0% | | |
| Marine Harvest ASA | 1 | 33 |
| Energy – 0.1% | | |
| Equinor ASA | 3 | 75 |
| Financials – 0.1% | | |
| DNB ASA | 3 | 55 |
| Industrials – 0.0% | | |
| Orkla ASA | 3 | 25 |
| Materials – 0.0% | | |
| Yara International ASA | 1 | 31 |
| Telecommunication Services – 0.0% | | |
| Telenor ASA (B) | 2 | 36 |
| **Total Norway – 0.2%** | | 255 |
| **Peru** | | |
| Financials – 0.1% | | |
| Credicorp Ltd. | —* | 53 |
| **Total Peru – 0.1%** | | 53 |
| **Philippines** | | |
| Real Estate – 0.1% | | |
| Ayala Land, Inc. | 43 | 32 |
| SM Prime Holdings, Inc. | 52 | 35 |
| | | 67 |
| **Total Philippines – 0.1%** | | 67 |
| **Poland** | | |
| Energy – 0.0% | | |
| Polski Koncern Naftowy Orlen S.A. | 1 | 35 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Financials – 0.0% | | |
| Bank Pekao S.A. | 1 | $ 32 |
| PKO Bank Polski S.A. | 4 | 42 |
| Powszechny Zaklad Ubezpieczen S.A. | 3 | 32 |
| | | 106 |
| **Total Poland – 0.0%** | | 141 |
| **Portugal** | | |
| Energy – 0.0% | | |
| Galp Energia SGPS S.A., Class B | 1 | 29 |
| Utilities – 0.0% | | |
| EDP - Energias de Portugal S.A. | 9 | 33 |
| **Total Portugal – 0.0%** | | 62 |
| **Russia** | | |
| Energy – 0.4% | | |
| OAO Novatek GDR | —* | 65 |
| Open Joint Stock Co. Gazprom ADR | 14 | 69 |
| PJSC LUKOIL ADR | 2 | 134 |
| Tatneft PJSC | 1 | 66 |
| | | 334 |
| Financials – 0.1% | | |
| Sberbank of Russia PJSC ADR | 10 | 125 |
| Materials – 0.0% | | |
| MMC Norilsk Nickel PJSC ADR | 2 | 39 |
| Telecommunication Services – 0.0% | | |
| Mobile TeleSystems OJSC ADR | 3 | 30 |
| **Total Russia – 0.5%** | | 528 |
| **Singapore** | | |
| Financials – 0.4% | | |
| DBS Group Holdings Ltd. | 5 | 89 |
| Oversea-Chinese Banking Corp. Ltd. | 8 | 70 |
| Singapore Exchange Ltd. | 8 | 42 |
| United Overseas Bank Ltd. | 4 | 72 |
| | | 273 |
| Industrials – 0.0% | | |
| Keppel Corp. Ltd. | 5 | 27 |
| Real Estate – 0.1% | | |
| Ascendas Real Estate Investment Trust | 19 | 37 |
| CapitaLand Ltd. | 16 | 38 |
| Suntec | 24 | 34 |
| UOL Group Ltd. | 5 | 27 |
| | | 136 |
| Telecommunication Services – 0.1% | | |
| Singapore Telecommunications Ltd. | 24 | 56 |
| **Total Singapore – 0.6%** | | 492 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **South Africa** | | |
| *Consumer Discretionary – 0.2%* | | |
| Naspers Ltd., Class N | 1 | $ 221 |
| Woolworths Holdings Ltd. | 5 | 18 |
| | | 239 |
| *Consumer Staples – 0.0%* | | |
| Bid Corp. Ltd. | 1 | 23 |
| Shoprite Holdings Ltd. | 1 | 20 |
| Tiger Brands Ltd. | 1 | 16 |
| | | 59 |
| *Energy – 0.0%* | | |
| Sasol Ltd. | 1 | 55 |
| *Financials – 0.1%* | | |
| Absa Group Ltd | 2 | 24 |
| FirstRand Ltd. (B) | 8 | 39 |
| Investec plc | 3 | 19 |
| Old Mutual plc | 11 | 24 |
| Remgro Ltd. | 2 | 28 |
| Sanlam Ltd. | 5 | 30 |
| Standard Bank Group Ltd. | 3 | 37 |
| | | 201 |
| *Health Care – 0.0%* | | |
| Aspen Pharmacare Holdings Ltd. | 1 | 15 |
| *Industrials – 0.0%* | | |
| Bidvest Group Ltd. (The) | 1 | 16 |
| *Materials – 0.0%* | | |
| Mondi plc | 1 | 31 |
| *Real Estate – 0.0%* | | |
| Growthpoint Properties Ltd. | 12 | 19 |
| Redefine Properties Ltd. | 24 | 17 |
| | | 36 |
| *Telecommunication Services – 0.0%* | | |
| MTN Group Ltd. | 4 | 26 |
| Vodacom Group Ltd. | 2 | 19 |
| | | 45 |
| **Total South Africa – 0.3%** | | 697 |
| **South Korea** | | |
| *Consumer Discretionary – 0.2%* | | |
| Hyundai Mobis | —* | 42 |
| Hyundai Motor Co. | 1 | 62 |
| Kia Motors Corp. | 1 | 33 |
| LG Electronics, Inc. | —* | 20 |
| | | 157 |
| *Consumer Staples – 0.0%* | | |
| Amorepacific Corp. | —* | 28 |
| Korea Tobacco & Ginseng Corp. | —* | 39 |
| LG Household & Health Care Ltd. | —* | 33 |
| | | 100 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Energy – 0.1%* | | |
| SK Energy Co. Ltd. | —* | $ 44 |
| *Financials – 0.2%* | | |
| Hana Financial Group, Inc. | 1 | 43 |
| KB Financial Group, Inc. | 1 | 62 |
| Samsung Fire & Marine Insurance Co. Ltd. | —* | 39 |
| Samsung Life Insurance Co. Ltd. | —* | 28 |
| Shinhan Financial Group Co. Ltd. | 2 | 62 |
| Woori Finance Holdings Co. Ltd. | 2 | 35 |
| | | 269 |
| *Health Care – 0.1%* | | |
| Celltrion, Inc. (A) | —* | 55 |
| *Industrials – 0.0%* | | |
| LG Corp. | —* | 30 |
| Samsung C&T Corp. | —* | 29 |
| | | 59 |
| *Information Technology – 0.6%* | | |
| LG Display Co. Ltd. | 1 | 20 |
| Naver Corp. | —* | 54 |
| Samsung Electro-Mechanics Co. Ltd. | —* | 24 |
| Samsung Electronics Co. Ltd. | 10 | 432 |
| Samsung SDI Co. Ltd. | —* | 34 |
| Samsung SDS Co. Ltd. | —* | 25 |
| SK C&C Co. Ltd. | —* | 30 |
| SK hynix, Inc. | 1 | 84 |
| | | 703 |
| *Materials – 0.2%* | | |
| LG Chem Ltd. | —* | 51 |
| Lotte Chemical Corp. | —* | 18 |
| POSCO | —* | 61 |
| | | 130 |
| *Utilities – 0.0%* | | |
| Korea Electric Power Corp. | 1 | 26 |
| **Total South Korea – 1.4%** | | 1,543 |
| **Spain** | | |
| *Consumer Discretionary – 0.1%* | | |
| Industria de Diseno Textil S.A. | 2 | 76 |
| *Energy – 0.1%* | | |
| Repsol YPF S.A. | 3 | 60 |
| *Financials – 0.3%* | | |
| Banco Bilbao Vizcaya Argentaria S.A. | 16 | 100 |
| Banco de Sabadell S.A. | 16 | 25 |
| Banco Santander S.A. | 39 | 197 |
| Bankinter S.A. | 3 | 26 |
| CaixaBank S.A. | 9 | 41 |
| | | 389 |
| *Health Care – 0.0%* | | |
| Grifols S.A. | 1 | 25 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Industrials – 0.1%* | | |
| Aena S.A. | —* | $ 38 |
| Ferrovial S.A. | 1 | 30 |
| | | 68 |
| *Information Technology – 0.1%* | | |
| Amadeus IT Holding S.A. | 1 | 92 |
| *Telecommunication Services – 0.1%* | | |
| Telefonica S.A. | 11 | 89 |
| *Utilities – 0.1%* | | |
| Enagas S.A. | 1 | 36 |
| Iberdrola S.A. | 14 | 104 |
| Naturgy Energy Group SA | 1 | 29 |
| Red Electrica Corp. S.A. | 2 | 36 |
| | | 205 |
| **Total Spain – 0.9%** | | 1,004 |
| **Sweden** | | |
| *Consumer Discretionary – 0.0%* | | |
| Autoliv, Inc. | —* | 18 |
| H & M Hennes & Mauritz AB (B) | 2 | 41 |
| | | 59 |
| *Consumer Staples – 0.0%* | | |
| Svenska Cellulosa Aktiebolaget SCA (publ), Class B | 2 | 38 |
| Swedish Match AB | 1 | 40 |
| | | 78 |
| *Financials – 0.3%* | | |
| Investor AB, B Shares | 1 | 48 |
| Skandinaviska Enskilda Banken AB, Series A | 4 | 42 |
| Svenska Handelsbanken AB, Class A | 4 | 52 |
| Swedbank AB | 2 | 57 |
| | | 199 |
| *Industrials – 0.4%* | | |
| AB Volvo, Class B | 4 | 68 |
| Alfa Laval AB | 1 | 29 |
| Assa Abloy AB, Class B | 2 | 49 |
| Atlas Copco AB, Class A | 2 | 62 |
| Sandvik AB | 3 | 49 |
| | | 257 |
| *Information Technology – 0.2%* | | |
| Hexagon AB, Class B | 1 | 34 |
| Telefonaktiebolaget LM Ericsson, B Shares | 8 | 69 |
| | | 103 |
| *Materials – 0.0%* | | |
| Boliden AB | 1 | 27 |
| *Telecommunication Services – 0.0%* | | |
| TeliaSonera AB | 7 | 33 |
| **Total Sweden – 0.9%** | | 756 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Switzerland** | | |
| Consumer Discretionary – 0.2% | | |
| Compagnie Financiere Richemont S.A. | 1 | $ 97 |
| Swatch Group Ltd. (The), Bearer Shares | —* | 36 |
| | | 133 |
| Consumer Staples – 0.6% | | |
| Nestle S.A., Registered Shares | 7 | 568 |
| Financials – 0.5% | | |
| ACE Ltd. | 1 | 130 |
| Credit Suisse Group AG, Registered Shares | 6 | 89 |
| Julius Baer Group Ltd. | 1 | 27 |
| Partners Group Holding AG | —* | 34 |
| Swiss Life Holding Zurich | —* | 34 |
| Swiss Re Ltd. | 1 | 67 |
| UBS Group AG | 9 | 139 |
| Zurich Financial Services, Registered Shares | —* | 100 |
| | | 620 |
| Health Care – 1.0% | | |
| Givaudan S.A., Registered Shares | —* | 57 |
| Lonza Group Ltd., Registered Shares | —* | 66 |
| Novartis AG, Registered Shares | 5 | 422 |
| Roche Holdings AG, Genusscheine | 2 | 391 |
| Sonova Holding AG | —* | 31 |
| | | 967 |
| Industrials – 0.4% | | |
| ABB Ltd. | 4 | 100 |
| Adecco S.A. | 1 | 30 |
| Ferguson plc | 1 | 72 |
| Geberit AG, Registered | —* | 55 |
| Schindler Holding AG | —* | 27 |
| SGS S.A. | —* | 39 |
| | | 323 |
| Information Technology – 0.0% | | |
| STMicroelectronics N.V. | 2 | 33 |
| Materials – 0.2% | | |
| Clariant Ltd., Registered Shares | 1 | 27 |
| Glencore International plc | 28 | 121 |
| LafargeHolcim Ltd. | 1 | 54 |
| Sika AG | —* | 1 |
| | | 203 |
| Real Estate – 0.0% | | |
| Swiss Prime Site AG, Registered | —* | 26 |
| Telecommunication Services – 0.0% | | |
| Swisscom AG, Registered Shares | —* | 24 |
| **Total Switzerland – 2.9%** | | **2,897** |
| **Taiwan** | | |
| Consumer Staples – 0.1% | | |
| Uni-President Enterprises Corp. | 16 | 41 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Financials – 0.4% | | |
| Cathay Financial Holding Co. Ltd. | 25 | $ 43 |
| Chailease Holding Co. Ltd. | 8 | 30 |
| China Development Financial Holding Corp. | 100 | 37 |
| Chinatrust Financial Holding Co. Ltd. | 59 | 44 |
| Fubon Financial Holding Co. Ltd. | 23 | 39 |
| Mega Financial Holding Co. | 52 | 46 |
| Yuanta Financial Holdings Co. Ltd. | 82 | 43 |
| | | 282 |
| Information Technology – 0.6% | | |
| Advanced Semiconductor Engineering, Inc. | 13 | 32 |
| Asustek Computer, Inc. | 3 | 23 |
| Delta Electronics, Inc. | 8 | 35 |
| Hon Hai Precision Industry Co. Ltd. | 40 | 104 |
| Largan Precision Co. Ltd. | —* | 35 |
| MediaTek, Inc. | 4 | 31 |
| Taiwan Semiconductor Manufacturing Co. Ltd. | 56 | 484 |
| United Microelectronics Corp. | 52 | 28 |
| | | 772 |
| Materials – 0.2% | | |
| China Steel Corp. | 53 | 44 |
| Formosa Chemicals & Fiber Corp. | 12 | 49 |
| Formosa Plastics Corp. | 14 | 54 |
| Nan Ya Plastics Corp. | 18 | 50 |
| Taiwan Cement Corp. | 21 | 29 |
| | | 226 |
| Telecommunication Services – 0.1% | | |
| Chunghwa Telecom Co. Ltd. | 11 | 39 |
| **Total Taiwan – 1.4%** | | **1,360** |
| **Thailand** | | |
| Consumer Staples – 0.0% | | |
| CP ALL plc | 17 | 36 |
| Energy – 0.0% | | |
| PTT Public Co. Ltd. | 24 | 41 |
| Financials – 0.0% | | |
| Kasikornbank Public Co. Ltd. | 7 | 44 |
| Siam Commercial Bank Public Co. Ltd. | 7 | 33 |
| | | 77 |
| Industrials – 0.0% | | |
| Airports of Thailand Public Co. Ltd. | 16 | 33 |
| Materials – 0.0% | | |
| PTT Global Chemical Public Co. Ltd. | 11 | 27 |
| Telecommunication Services – 0.0% | | |
| Advanced Info Service Public Co. Ltd. | 4 | 27 |
| **Total Thailand – 0.0%** | | **241** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **United Kingdom** | | |
| Consumer Discretionary – 0.5% | | |
| Barratt Developments plc | 4 | $ 27 |
| British Sky Broadcasting Group plc | 3 | 62 |
| Burberry Group plc | 1 | 34 |
| Compass Group plc | 4 | 83 |
| Delphi Automotive plc | 1 | 47 |
| Fiat S.p.A. (A) | 2 | 42 |
| InterContinental Hotels Group plc | 1 | 37 |
| ITV plc | 12 | 25 |
| NEXT plc | —* | 30 |
| Pearson plc | 3 | 29 |
| Persimmon plc | 1 | 26 |
| Taylor Wimpey plc | 12 | 26 |
| Whitbread plc | 1 | 35 |
| WPP Group plc | 4 | 52 |
| | | 555 |
| Consumer Staples – 1.1% | | |
| Associated British Foods plc | 1 | 31 |
| British American Tobacco plc | 5 | 249 |
| Diageo plc | 6 | 204 |
| Imperial Tobacco Group plc | 2 | 84 |
| Reckitt Benckiser Group plc | 2 | 142 |
| Tesco plc | 23 | 72 |
| Unilever N.V., Certicaaten Van Aandelen | 3 | 184 |
| Unilever plc | 3 | 144 |
| | | 1,110 |
| Energy – 0.4% | | |
| BP plc | 45 | 347 |
| FMC Technologies, Inc. | 1 | 39 |
| | | 386 |
| Financials – 1.0% | | |
| 3i Group plc | 3 | 34 |
| Aviva plc | 9 | 56 |
| Barclays plc | 39 | 87 |
| HSBC Holdings plc | 45 | 390 |
| Legal & General Group plc | 11 | 38 |
| Lloyds Banking Group plc | 161 | 125 |
| London Stock Exchange Group plc, New Ordinary Shares | 1 | 39 |
| Prudential plc | 6 | 127 |
| Royal Bank of Scotland Group plc (The) | 9 | 28 |
| Standard Chartered plc | 7 | 56 |
| Standard Life Aberdeen plc | 7 | 27 |
| Willis Towers Watson plc | —* | 42 |
| | | 1,049 |
| Health Care – 0.5% | | |
| AstraZeneca plc | 3 | 233 |
| GlaxoSmithKline plc | 12 | 238 |
| NMC Health plc | 1 | 26 |
| Smith & Nephew plc | 2 | 41 |
| | | 538 |
| Industrials – 0.5% | | |
| Allegion plc | —* | 31 |
| Ashtead Group plc | 1 | 45 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials (Continued)** | | |
| BAE Systems plc | 8 | $ 64 |
| Bunzl plc | 1 | 31 |
| Experian plc | 2 | 61 |
| IHS Markit Ltd. (A) | 1 | 43 |
| Intertek Group plc | —* | 31 |
| Melrose Industries plc | 12 | 32 |
| RELX plc | 4 | 89 |
| Rolls-Royce Group plc | 4 | 51 |
| Smiths Group plc | 2 | 30 |
| Weir Group plc (The) | 1 | 20 |
| | | 528 |
| **Materials – 0.3%** | | |
| Anglo American plc | 3 | 61 |
| Croda International plc | 1 | 35 |
| Johnson Matthey plc | 1 | 34 |
| Rio Tinto Ltd. | 1 | 50 |
| Rio Tinto plc | 3 | 144 |
| | | 324 |
| **Real Estate – 0.0%** | | |
| Land Securities Group plc | 2 | 27 |
| **Telecommunication Services – 0.2%** | | |
| BT Group plc | 22 | 66 |
| Vodafone Group plc | 60 | 128 |
| | | 194 |
| **Utilities – 0.2%** | | |
| Centrica plc | 17 | 34 |
| National Grid plc | 9 | 90 |
| SSE plc | 3 | 39 |
| United Utilities Group plc | 3 | 29 |
| | | 192 |
| **Total United Kingdom – 4.8%** | | 4,903 |
| **United States** | | |
| **Consumer Discretionary – 7.2%** | | |
| Advance Auto Parts, Inc. | —* | 37 |
| Amazon.com, Inc. (A) | 1 | 1,841 |
| AutoZone, Inc. (A) | —* | 61 |
| Best Buy Co., Inc. | 1 | 52 |
| Booking Holdings, Inc. (A) | —* | 222 |
| BorgWarner, Inc. | 1 | 28 |
| CarMax, Inc. (A) | 1 | 39 |
| Carnival Corp. | 1 | 58 |
| Carnival plc | —* | 20 |
| CBS Corp., Class B | 1 | 47 |
| Charter Communications, Inc., Class A (A) | —* | 123 |
| Chipotle Mexican Grill, Inc., Class A (A) | —* | 32 |
| Coach, Inc. | 1 | 35 |
| Comcast Corp., Class A | 11 | 377 |
| D.R. Horton, Inc. | 1 | 40 |
| Darden Restaurants, Inc. | —* | 33 |
| Discovery, Inc. (A) | 1 | 39 |
| Dollar General Corp. | 1 | 70 |
| Dollar Tree, Inc. (A) | 1 | 50 |
| Domino's Pizza, Inc. | —* | 30 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Consumer Discretionary (Continued)** | | |
| Expedia, Inc. | —* | $ 45 |
| Ford Motor Co. | 8 | 71 |
| General Motors Co. | 3 | 93 |
| Genuine Parts Co. | —* | 40 |
| Home Depot, Inc. (The) | 3 | 544 |
| Interpublic Group of Cos., Inc. (The) | 1 | 26 |
| Las Vegas Sands, Inc. | 1 | 49 |
| Lear Corp. | —* | 27 |
| Leggett & Platt, Inc. | 1 | 30 |
| Lennar Corp. | 1 | 36 |
| Liberty Global, Inc., Series C (A) | 2 | 45 |
| Limited Brands, Inc. | 1 | 21 |
| LKQ Corp. (A) | 1 | 35 |
| Lowe's Co., Inc. | 2 | 205 |
| Macy's, Inc. | 1 | 31 |
| Marriott International, Inc., Class A | 1 | 87 |
| McDonalds Corp. | 2 | 292 |
| MGM Resorts International | 1 | 37 |
| Mohawk Industries, Inc. (A) | —* | 30 |
| Netflix, Inc. (A) | 1 | 345 |
| Newell Rubbermaid, Inc. | 1 | 29 |
| NIKE, Inc., Class B | 3 | 253 |
| NVR, Inc. (A) | —* | 22 |
| Omnicom Group, Inc. | 1 | 42 |
| O'Reilly Automotive, Inc. (A) | —* | 78 |
| Phillips-Van Heusen Corp. | —* | 27 |
| Pulte Homes, Inc. | 1 | 20 |
| Ross Stores, Inc. | 1 | 89 |
| Royal Caribbean Cruises Ltd. | —* | 51 |
| Sirius XM Holdings, Inc. (B) | 5 | 29 |
| Starbucks Corp. | 3 | 162 |
| TAL Education Group ADR (A) | 1 | 22 |
| Target Corp. | 1 | 115 |
| Tesla Motors, Inc. (A)(B) | —* | 80 |
| Tiffany & Co. | —* | 30 |
| TJX Cos., Inc. (The) | 1 | 145 |
| Tractor Supply Co. | —* | 32 |
| Twenty-First Century Fox, Inc. | 1 | 41 |
| Twenty-First Century Fox, Inc., Class A | 2 | 104 |
| Ulta Beauty, Inc. (A) | —* | 43 |
| V.F. Corp. | 1 | 73 |
| Vail Resorts, Inc. | —* | 29 |
| Viacom, Inc., Class B | 1 | 34 |
| Walt Disney Co. (The) | 3 | 389 |
| Whirlpool Corp. | —* | 25 |
| Wynn Resorts Ltd. | —* | 28 |
| YUM! Brands, Inc. | 1 | 65 |
| | | 7,380 |
| **Consumer Staples – 3.9%** | | |
| Altria Group, Inc. | 4 | 265 |
| Archer Daniels Midland Co. | 1 | 52 |
| Brown-Forman Corp., Class B | 1 | 32 |
| Bunge Ltd. | —* | 22 |
| Campbell Soup Co. (B) | 1 | 24 |
| Church & Dwight Co., Inc. | 1 | 44 |
| Clorox Co. (The) | —* | 55 |
| Coca-Cola Co. (The) | 9 | 407 |
| Colgate-Palmolive Co. | 2 | 127 |
| ConAgra Foods, Inc. | 1 | 33 |
| Constellation Brands, Inc. | —* | 81 |
| Costco Wholesale Corp. | 1 | 239 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Consumer Staples (Continued)** | | |
| CVS Caremark Corp. | 2 | $ 183 |
| Estee Lauder Co., Inc. (The), Class A | 1 | 73 |
| General Mills, Inc. | 1 | 63 |
| Hershey Foods Corp. | —* | 37 |
| Hormel Foods Corp. | 1 | 31 |
| Ingredion, Inc. | —* | 27 |
| J.M. Smucker Co. (The) | —* | 31 |
| Kellogg Co. | 1 | 42 |
| Kimberly-Clark Corp. | 1 | 94 |
| Kraft Foods Group, Inc. | 1 | 78 |
| Kroger Co. (The) | 2 | 67 |
| McCormick & Co., Inc. | —* | 47 |
| Molson Coors Brewing Co., Class B | 1 | 32 |
| Mondelez International, Inc., Class A | 3 | 139 |
| Monster Beverage Corp. (A) | 1 | 59 |
| PepsiCo, Inc. | 3 | 336 |
| Philip Morris International, Inc. | 4 | 297 |
| Procter & Gamble Co. (The) | 6 | 460 |
| Sysco Corp. | 1 | 79 |
| Tyson Foods, Inc. | 1 | 38 |
| Walgreen Co. | 2 | 137 |
| Wal-Mart Stores, Inc. | 3 | 321 |
| | | 4,052 |
| **Energy – 3.4%** | | |
| Anadarko Petroleum Corp. | 1 | 89 |
| Andeavor | —* | 54 |
| Apache Corp. | 1 | 53 |
| Baker Hughes, Inc. | 1 | 34 |
| Cabot Oil & Gas Corp. | 1 | 31 |
| CF Industries Holdings, Inc. | 1 | 39 |
| Cheniere Energy, Inc. (A) | 1 | 37 |
| Chevron Corp. | 4 | 517 |
| Cimarex Energy Co. | —* | 30 |
| Concho Resources, Inc. (A) | —* | 62 |
| ConocoPhillips | 3 | 214 |
| Devon Energy Corp. | 1 | 55 |
| Diamondback Energy, Inc. | —* | 40 |
| EOG Resources, Inc. | 1 | 168 |
| Equitable Resources, Inc. | 1 | 32 |
| Exxon Mobil Corp. | 9 | 807 |
| Halliburton Co. | 2 | 86 |
| Helmerich & Payne, Inc. | —* | 25 |
| Hess Corp. | 1 | 54 |
| HollyFrontier Corp. | —* | 28 |
| Kinder Morgan, Inc. | 5 | 81 |
| Marathon Oil Corp. | 2 | 58 |
| Marathon Petroleum Corp. | 1 | 84 |
| National Oilwell Varco, Inc. | 1 | 44 |
| Noble Energy, Inc. | 1 | 38 |
| Occidental Petroleum Corp. | 2 | 138 |
| ONEOK, Inc. | 1 | 61 |
| Phillips 66 | 1 | 106 |
| Pioneer Natural Resources Co. | —* | 77 |
| Schlumberger Ltd. | 3 | 206 |
| Targa Resources Corp. | 1 | 37 |
| Valero Energy Corp. | 1 | 108 |
| Williams Co., Inc. (The) | 2 | 55 |
| | | 3,548 |
| **Financials – 6.9%** | | |
| Affiliated Managers Group, Inc. | —* | 26 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials (Continued)** | | |
| Aflac, Inc. | 1 | $ 71 |
| Alleghany Corp. | —* | 34 |
| Allstate Corp. (The) | 1 | 72 |
| Ally Financial, Inc. | 1 | 25 |
| American Capital Agency Corp. | 2 | 33 |
| American Express Co. | 1 | 151 |
| American International Group, Inc. | 2 | 107 |
| Ameriprise Financial, Inc. | —* | 48 |
| Annaly Capital Management, Inc. | 3 | 34 |
| Aon plc | 1 | 80 |
| Arthur J. Gallagher & Co. | —* | 32 |
| Bank of America Corp. | 22 | 638 |
| Bank of New York Mellon Corp. (The) | 2 | 107 |
| BB&T Corp. | 2 | 82 |
| Berkshire Hathaway, Inc., Class B (A) | 3 | 596 |
| BlackRock, Inc., Class A | —* | 114 |
| Capital One Financial Corp. | 1 | 97 |
| Charles Schwab Corp. (The) | 3 | 140 |
| Chicago Board Options Exchange, Inc. | —* | 30 |
| Cincinnati Financial Corp. | —* | 36 |
| Citigroup, Inc. | 6 | 407 |
| Citizens Financial Group, Inc. | 1 | 47 |
| CME Group, Inc. | 1 | 117 |
| Comerica, Inc. | —* | 36 |
| Discover Financial Services | 1 | 60 |
| E*TRADE Financial Corp. (A) | 1 | 32 |
| Fidelity National Financial Inc | 1 | 40 |
| Fidelity National Information Services, Inc. | 1 | 75 |
| Fifth Third Bancorp | 2 | 43 |
| First Republic Bank | —* | 40 |
| Franklin Resources, Inc. | 1 | 29 |
| Goldman Sachs Group, Inc. (The) | 1 | 169 |
| Hartford Financial Services Group, Inc. (The) | 1 | 36 |
| Huntington Bancshares, Inc. | 3 | 42 |
| Intercontinental Exchange, Inc. | 1 | 85 |
| Invesco Ltd. | 1 | 30 |
| JPMorgan Chase & Co. | 8 | 853 |
| KeyCorp | 3 | 51 |
| Lincoln National Corp. | 1 | 40 |
| Loews Corp. | 1 | 35 |
| M&T Bank Corp. | —* | 56 |
| Markel Corp. (A) | —* | 37 |
| Marsh & McLennan Cos., Inc. | 1 | 86 |
| MetLife, Inc. | 2 | 88 |
| Moody's Corp. | —* | 60 |
| Morgan Stanley | 3 | 129 |
| MSCI, Inc., Class A | —* | 38 |
| NASDAQ, Inc. | —* | 23 |
| Northern Trust Corp. | —* | 47 |
| PNC Financial Services Group, Inc. (The) | 1 | 137 |
| Principal Financial Group, Inc. | 1 | 42 |
| Progressive Corp. (The) | 1 | 88 |
| Prudential Financial, Inc. | 1 | 96 |
| Raymond James Financial, Inc. | —* | 33 |
| Regions Financial Corp. | 3 | 49 |
| S&P Global, Inc. | 1 | 98 |
| State Street Corp. | 1 | 67 |
| SunTrust Banks, Inc. | 1 | 68 |
| SVB Financial Group (A) | —* | 39 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials (Continued)** | | |
| Synchrony Financial | 2 | $ 51 |
| T. Rowe Price Group, Inc. | 1 | 63 |
| TD Ameritrade Holding Corp. | 1 | 33 |
| Travelers Co., Inc. (The) | 1 | 78 |
| U.S. Bancorp | 3 | 164 |
| Unum Group | 1 | 31 |
| Wells Fargo & Co. | 10 | 551 |
| Zions Bancorp NA | —* | 24 |
| | | 7,096 |
| **Health Care – 8.1%** | | |
| Abbott Laboratories | 4 | 281 |
| AbbVie, Inc. | 4 | 341 |
| Abiomed, Inc. (A) | —* | 46 |
| Aetna, Inc. | 1 | 139 |
| Agilent Technologies, Inc. | 1 | 56 |
| Alexion Pharmaceuticals, Inc. (A) | 1 | 79 |
| Align Technology, Inc. (A) | —* | 73 |
| Allergan plc | 1 | 149 |
| Alnylam Pharmaceuticals, Inc. (A) | —* | 22 |
| AmerisourceBergen Corp. | —* | 37 |
| Amgen, Inc. | 2 | 325 |
| Anthem, Inc. | 1 | 160 |
| Baxter International, Inc. | 1 | 82 |
| Becton Dickinson & Co. | 1 | 153 |
| Biogen, Inc. (A) | —* | 165 |
| BioMarin Pharmaceutical, Inc. (A) | 1 | 50 |
| Boston Scientific Corp. (A) | 3 | 119 |
| Bristol-Myers Squibb Co. | 4 | 237 |
| Cardinal Health, Inc. | 1 | 43 |
| Celgene Corp. (A) | 2 | 149 |
| Centene Corp. (A) | 1 | 75 |
| Cerner Corp. (A) | 1 | 45 |
| Cigna Corp. | 1 | 124 |
| Cooper Cos., Inc. (The) | —* | 40 |
| Da Vita, Inc. (A) | 1 | 37 |
| Danaher Corp. | 1 | 143 |
| Dentsply Sirona, Inc. | 1 | 28 |
| Edwards Lifesciences Corp. (A) | —* | 82 |
| Eli Lilly and Co. | 2 | 239 |
| Express Scripts, Inc. (A) | 1 | 126 |
| Gilead Sciences, Inc. | 3 | 239 |
| HCA Holdings, Inc. | 1 | 101 |
| Henry Schein, Inc. (A) | 1 | 45 |
| Hologic, Inc. (A) | 1 | 34 |
| Humana, Inc. | —* | 112 |
| IDEXX Laboratories, Inc. (A) | —* | 59 |
| Illumina, Inc. (A) | —* | 126 |
| Incyte Corp. (A) | 1 | 36 |
| Intuitive Surgical, Inc. (A) | —* | 148 |
| Johnson & Johnson | 6 | 831 |
| Laboratory Corp. of America Holdings (A) | —* | 50 |
| McKesson Corp. | 1 | 66 |
| Merck & Co., Inc. | 6 | 427 |
| Mettler-Toledo International, Inc. (A) | —* | 40 |
| Mylan, Inc. (A) | 1 | 50 |
| Nektar Therapeutics (A) | —* | 24 |
| Perrigo Co. Ltd. | —* | 27 |
| Pfizer, Inc. | 13 | 564 |
| Quest Diagnostics, Inc. | —* | 51 |
| Quintiles Transnational Holdings, Inc. (A) | —* | 53 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care (Continued)** | | |
| Regeneron Pharmaceuticals, Inc. (A) | —* | $ 80 |
| ResMed, Inc. | —* | 42 |
| Shire plc | 2 | 130 |
| Stryker Corp. | 1 | 120 |
| Teleflex, Inc. | —* | 32 |
| Thermo Fisher Scientific, Inc. | 1 | 221 |
| UnitedHealth Group, Inc. | 2 | 581 |
| Universal Health Services, Inc., Class B | —* | 35 |
| Varian Medical Systems, Inc. (A) | —* | 26 |
| Veeva Systems, Inc., Class A (A) | —* | 37 |
| Vertex Pharmaceuticals, Inc. (A) | 1 | 116 |
| Waters Corp. (A) | —* | 45 |
| Zimmer Holdings, Inc. | —* | 63 |
| Zoetis, Inc. | 1 | 104 |
| | | 8,360 |
| **Industrials – 5.5%** | | |
| 3M Co. | 1 | 297 |
| A. O. Smith Corp. | —* | 25 |
| AMETEK, Inc. | —* | 39 |
| Arconic, Inc. | 1 | 32 |
| Boeing Co. (The) | 1 | 474 |
| C.H. Robinson Worldwide, Inc. | —* | 38 |
| Caterpillar, Inc. | 1 | 214 |
| Cintas Corp. | —* | 47 |
| Copart, Inc. (A) | 1 | 33 |
| CoStar Group, Inc. (A) | —* | 38 |
| CSX Corp. | 2 | 143 |
| Cummins, Inc. | —* | 58 |
| Deere & Co. | 1 | 105 |
| Dover Corp. | —* | 37 |
| Eaton Corp. | 1 | 81 |
| Emerson Electric Co. | 1 | 106 |
| Equifax, Inc. | —* | 51 |
| Expeditors International of Washington, Inc. | —* | 36 |
| Fastenal Co. | 1 | 47 |
| FedEx Corp. | 1 | 136 |
| Fluor Corp. | 1 | 32 |
| Fortive Corp. (B) | 1 | 58 |
| Fortune Brands Home & Security, Inc. | 1 | 35 |
| General Dynamics Corp. | 1 | 103 |
| General Electric Co. | 22 | 244 |
| Harris Corp. | —* | 55 |
| HD Supply Holdings, Inc. (A) | 1 | 30 |
| Honeywell International, Inc. | 2 | 268 |
| Huntington Ingalls Industries, Inc. | —* | 31 |
| IDEX Corp. | —* | 36 |
| Illinois Tool Works, Inc. | 1 | 100 |
| Ingersoll-Rand plc | 1 | 58 |
| J.B. Hunt Transport Services, Inc. | —* | 34 |
| Johnson Controls, Inc. | 2 | 76 |
| L3 Technologies, Inc. | —* | 40 |
| Lennox International, Inc. | —* | 30 |
| Lockheed Martin Corp. | 1 | 201 |
| Masco Corp. | 1 | 41 |
| Nielsen Holdings plc | 1 | 28 |
| Norfolk Southern Corp. | 1 | 116 |
| Northrop Grumman Corp. | —* | 114 |
| Old Dominion Freight Line, Inc. | —* | 29 |
| Owens Corning | —* | 19 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials** (Continued) | | |
| PACCAR, Inc. | 1 | $ 62 |
| Parker Hannifin Corp. | —* | 66 |
| Raytheon Co. | 1 | 126 |
| Republic Services, Inc., Class A | —* | 34 |
| Rockwell Automation, Inc. | —* | 61 |
| Rockwell Collins, Inc. | —* | 51 |
| Roper Industries, Inc. | —* | 66 |
| Sensata Technologies Holding N.V. (A) | 1 | 30 |
| Spirit AeroSystems Holdings, Inc. | —* | 32 |
| Stanley Black & Decker, Inc. | —* | 56 |
| Textron, Inc. | 1 | 44 |
| TransDigm Group, Inc. (A) | —* | 43 |
| TransUnion | —* | 32 |
| Union Pacific Corp. | 2 | 296 |
| United Parcel Service, Inc., Class B | 2 | 180 |
| United Rentals, Inc. (A) | —* | 42 |
| United Technologies Corp. | 2 | 239 |
| Verisk Analytics, Inc., Class A (A) | —* | 40 |
| W.W. Grainger, Inc. | —* | 48 |
| Waste Connections, Inc. | 1 | 59 |
| Waste Management, Inc. | 1 | 85 |
| Westinghouse Air Brake Technologies Corp. | —* | 36 |
| XPO Logistics, Inc. (A) | —* | 35 |
| Xylem, Inc. | —* | 38 |
| | | 5,616 |
| **Information Technology – 14.6%** | | |
| Activision Blizzard, Inc. | 2 | 136 |
| Adobe Systems, Inc. (A) | 1 | 301 |
| Advanced Micro Devices, Inc. (A)(B) | 2 | 72 |
| Akamai Technologies, Inc. (A) | —* | 34 |
| Alliance Data Systems Corp. | —* | 33 |
| Alphabet, Inc., Class A (A) | 1 | 806 |
| Alphabet, Inc., Class C (A) | 1 | 844 |
| Amphenol Corp., Class A | 1 | 62 |
| Analog Devices, Inc. | 1 | 79 |
| ANSYS, Inc. (A) | —* | 42 |
| Apple, Inc. | 11 | 2,565 |
| Applied Materials, Inc. | 2 | 92 |
| Arista Networks, Inc. (A) | —* | 32 |
| Autodesk, Inc. (A) | 1 | 83 |
| Automatic Data Processing, Inc. | 1 | 145 |
| Broadcom Corp., Class A | 1 | 229 |
| Broadridge Financial Solutions, Inc. | —* | 33 |
| Cadence Design Systems, Inc. (A) | 1 | 39 |
| CDW Corp. | —* | 33 |
| Cisco Systems, Inc. | 11 | 522 |
| Citrix Systems, Inc. (A) | —* | 42 |
| Cognizant Technology Solutions Corp., Class A | 1 | 91 |
| Computer Sciences Corp. | 1 | 57 |
| Corning, Inc. | 2 | 76 |
| Dell Technologies, Inc., Class V (A) | —* | 44 |
| eBay, Inc. (A) | 2 | 76 |
| Electronic Arts, Inc. (A) | 1 | 84 |
| F5 Networks, Inc. (A) | —* | 27 |
| Facebook, Inc., Class A (A) | 5 | 879 |
| Fiserv, Inc. (A) | 1 | 76 |
| FleetCor Technologies, Inc. (A) | —* | 52 |
| Garter, Inc., Class A (A) | —* | 40 |
| Global Payments, Inc. | —* | 43 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Information Technology** (Continued) | | |
| GoDaddy, Inc., Class A (A) | —* | $ 35 |
| Hewlett Packard Enterprise Co. | 4 | 66 |
| Hewlett-Packard Co. | 4 | 92 |
| IAC/InterActiveCorp (A) | —* | 43 |
| Intel Corp. | 10 | 494 |
| International Business Machines Corp. | 2 | 312 |
| Intuit, Inc. | —* | 107 |
| IPG Photonics Corp. (A) | —* | 16 |
| Keysight Technologies, Inc. (A) | 1 | 38 |
| KLA-Tencor Corp. | —* | 42 |
| Lam Research Corp. | —* | 56 |
| Marvell Technology Group Ltd. | 1 | 22 |
| MasterCard, Inc., Class A | 2 | 450 |
| Maxim Integrated Products, Inc. | 1 | 43 |
| Microchip Technology, Inc. (B) | 1 | 48 |
| Micron Technology, Inc. (A) | 2 | 106 |
| Microsoft Corp. | 16 | 1,837 |
| Motorola, Inc. | —* | 54 |
| NetApp, Inc. | 1 | 62 |
| NVIDIA Corp. | 1 | 352 |
| ON Semiconductor Corp. (A) | 1 | 21 |
| Oracle Corp. | 7 | 350 |
| Palo Alto Networks, Inc. (A) | —* | 54 |
| Paychex, Inc. | 1 | 42 |
| PayPal, Inc. (A) | 3 | 235 |
| QUALCOMM, Inc. | 3 | 249 |
| Red Hat, Inc. (A) | —* | 58 |
| RF Micro Devices, Inc. (A) | —* | 29 |
| salesforce.com, Inc. (A) | 2 | 249 |
| Seagate Technology | 1 | 33 |
| ServiceNow, Inc. (A) | —* | 84 |
| Skyworks Solutions, Inc. | —* | 43 |
| Splunk, Inc. (A) | —* | 43 |
| Square, Inc., Class A (A) | 1 | 76 |
| SS&C Technologies Holdings, Inc. | 1 | 32 |
| Symantec Corp. | 2 | 33 |
| Synopsys, Inc. (A) | —* | 35 |
| Take-Two Interactive Software, Inc. (A) | —* | 40 |
| TE Connectivity Ltd. | 1 | 75 |
| Texas Instruments, Inc. | 2 | 244 |
| Total System Services, Inc. | —* | 37 |
| Trimble Navigation Ltd. (A) | 1 | 36 |
| Twitter, Inc. (A) | 2 | 47 |
| VeriSign, Inc. (A) | —* | 42 |
| Visa, Inc., Class A | 4 | 570 |
| VMware, Inc., Class A (A) | —* | 28 |
| Western Digital Corp. | 1 | 38 |
| Western Union Co. (The) | 1 | 27 |
| Workday, Inc., Class A (A) | —* | 57 |
| Worldpay, Inc. (A) | 1 | 75 |
| Xilinx, Inc. | 1 | 52 |
| | | 15,078 |
| **Materials – 1.4%** | | |
| Air Products and Chemicals, Inc. | —* | 76 |
| Albemarle Corp. | —* | 36 |
| Avery Dennison Corp. | —* | 31 |
| Ball Corp. (B) | 1 | 36 |
| Celanese Corp., Series A | —* | 39 |
| Chemours Co. (The) | 1 | 20 |
| Dow Chemical Co. (The) | 5 | 332 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Materials** (Continued) | | |
| Eastman Chemical Co. | —* | $ 29 |
| Ecolab, Inc. | 1 | 81 |
| FMC Corp. | —* | 33 |
| Freeport-McMoRan Copper & Gold, Inc., Class B | 3 | 44 |
| International Flavors & Fragrances, Inc. | —* | 37 |
| International Paper Co. | 1 | 48 |
| LyondellBasell Industries N.V., Class A | 1 | 77 |
| Martin Marietta Materials, Inc. | —* | 27 |
| Newmont Mining Corp. | 1 | 36 |
| Nucor Corp. | 1 | 48 |
| Packaging Corp. of America | —* | 29 |
| PPG Industries, Inc. | 1 | 68 |
| Praxair, Inc. | 1 | 109 |
| Sealed Air Corp. | 1 | 24 |
| Sherwin-Williams Co. (The) | —* | 83 |
| Steel Dynamics, Inc. | 1 | 28 |
| Vulcan Materials Co. | —* | 35 |
| WestRock Co. | 1 | 34 |
| Weyerhaeuser Co. | 1 | 48 |
| | | 1,488 |
| **Real Estate – 1.3%** | | |
| Alexandria Real Estate Equities, Inc. | —* | 30 |
| American Tower Corp., Class A | 1 | 139 |
| AvalonBay Communities, Inc. | —* | 54 |
| Boston Properties, Inc. | —* | 43 |
| CB Richard Ellis Group, Inc. (A) | 1 | 34 |
| Crown Castle International Corp. | 1 | 97 |
| Digital Realty Trust, Inc. | —* | 55 |
| Duke Realty Corp. | 1 | 25 |
| Equinix, Inc. | —* | 80 |
| Equity Residential | 1 | 51 |
| Essex Property Trust, Inc. | —* | 38 |
| Federal Realty Investment Trust | —* | 36 |
| HCP, Inc. | 1 | 34 |
| Hilton Worldwide Holdings, Inc. | 1 | 54 |
| Host Hotels & Resorts, Inc. | 2 | 33 |
| Mid-America Apartment Communities, Inc. | —* | 33 |
| ProLogis, Inc. | 1 | 74 |
| Public Storage, Inc. | —* | 58 |
| Realty Income Corp. | 1 | 41 |
| Regency Centers Corp. | —* | 31 |
| Simon Property Group, Inc. | 1 | 117 |
| SL Green Realty Corp. | —* | 24 |
| UDR, Inc. | 1 | 33 |
| Ventas, Inc. | 1 | 48 |
| Vornado Realty Trust | —* | 33 |
| Welltower, Inc. | 1 | 59 |
| | | 1,354 |
| **Telecommunication Services – 1.2%** | | |
| AT&T, Inc. | 16 | 546 |
| CenturyLink, Inc. | 3 | 57 |
| MetroPCS Communications, Inc. (A) | 1 | 56 |
| SBA Communications Corp. (A) | —* | 44 |
| Verizon Communications, Inc. | 9 | 488 |
| | | 1,191 |

# SCHEDULE OF INVESTMENTS
## IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Utilities – 1.3% | | |
| Ameren Corp. | 1 | $ 34 |
| American Electric Power Co., Inc. | 1 | 65 |
| American Water Works Co., Inc. | —* | 35 |
| CenterPoint Energy, Inc. | 1 | 31 |
| CMS Energy Corp. | 1 | 28 |
| Consolidated Edison, Inc. | 1 | 42 |
| Dominion Energy, Inc. | 1 | 104 |
| DTE Energy Co. | —* | 35 |
| Duke Energy Corp. | 1 | 103 |
| Edison International | 1 | 58 |
| Entergy Corp. | —* | 29 |
| Eversource Energy | 1 | 41 |
| Exelon Corp. | 2 | 78 |
| FirstEnergy Corp. | 1 | 41 |
| NextEra Energy, Inc. | 1 | 151 |
| PG&E Corp. | 1 | 64 |
| PPL Corp. | 2 | 53 |
| Public Service Enterprise Group, Inc. | 1 | 54 |
| Sempra Energy | 1 | 61 |
| Southern Co. (The) | 2 | 91 |
| WEC Energy Group, Inc. | 1 | 43 |
| Xcel Energy, Inc. | 1 | 43 |
| | | 1,284 |
| | | |
| Total United States – 54.8% | | 56,447 |
| | | |
| TOTAL COMMON STOCKS – 99.4% | | $102,428 |

(Cost: $94,290)

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| Germany | | |
| Consumer Discretionary – 0.1% | | |
| Volkswagen AG, 2.260% | —* | $ 87 |
| Consumer Staples – 0.1% | | |
| Henkel AG & Co. KGaA | 1 | 74 |
| | | |
| Total Germany – 0.2% | | 161 |
| South Korea | | |
| Information Technology – 0.1% | | |
| Samsung Electronics Co. Ltd. | 2 | 61 |
| | | |
| Total South Korea – 0.1% | | 61 |
| | | |
| TOTAL PREFERRED STOCKS – 0.3% | | $222 |

(Cost: $229)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Master Note – 0.4% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.470%, 10–5–18 (D) | $454 | $ 454 |
| Money Market Funds – 0.6% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 2.140%, (E)(F) | 575 | 575 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 1.0% | | $ 1,029 |
| (Cost: $1,029) | | |
| TOTAL INVESTMENT SECURITIES – 100.7% | | $103,679 |
| (Cost: $95,548) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)% | | (728) |
| NET ASSETS – 100.0% | | $102,951 |

Notes to Schedule of Investments

\*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $817 are on loan.

(C) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $220 or 0.2% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Rate shown is the annualized 7-day yield at September 30, 2018.

(F) Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $102,428 | $ — | $ — |
| Preferred Stocks | 222 | — | — |
| Short-Term Securities | 575 | 454 | — |
| Total | $103,225 | $454 | $ — |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Information Technology | 19.7% |
| Financials | 17.1% |
| Health Care | 12.0% |
| Consumer Discretionary | 11.8% |
| Industrials | 10.8% |
| Consumer Staples | 7.9% |
| Energy | 7.1% |
| Materials | 4.9% |
| Real Estate | 3.0% |
| Telecommunication Services | 2.8% |
| Utilities | 2.6% |
| Other+ | 0.3% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

## IVY PROSHARES RUSSELL 2000 DIVIDEND GROWERS INDEX FUND

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

### Asset Allocation

| | |
|---|---|
| Stocks | 99.8% |
| Utilities | 24.7% |
| Industrials | 18.3% |
| Financials | 15.8% |
| Consumer Staples | 11.3% |
| Materials | 8.5% |
| Health Care | 6.6% |
| Real Estate | 6.4% |
| Consumer Discretionary | 5.1% |
| Information Technology | 3.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.2% |

### Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Compass Minerals International, Inc. | Materials | Diversified Metals & Mining |
| Lindsay Corp. | Industrials | Agricultural & Farm Machinery |
| Atrion Corp. | Health Care | Health Care Supplies |
| Universal Corp. | Consumer Staples | Tobacco |
| Aaron Rents, Inc. | Consumer Discretionary | Homefurnishing Retail |
| Quaker Chemical Corp. | Materials | Specialty Chemicals |
| Sensient Technologies Corp. | Materials | Specialty Chemicals |
| Brady Corp., Class A | Industrials | Commercial Printing |
| South Jersey Industries, Inc. | Utilities | Gas Utilities |
| SJW Corp. | Utilities | Water Utilities |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | | | Class A Shares[1] | $10,855 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, | | | | |
| Russell 2000 Dividend Growth Index | | | | $11,310 |

X-axis: 4-20 2017, 9-30 2017, 9-30 2018

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class E | Class I | Class N | Class R |
|---|---|---|---|---|---|
| 1-year period ended 9-30-18 | 3.84% | 3.95% | 6.79% | 6.79% | 6.05% |
| 5-year period ended 9-30-18 | — | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — | — |
| Since Inception of Class through 9-30-18[4] | 5.84% | 5.94% | 7.98% | 7.98% | 7.22% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I, Class N and Class R shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

# SCHEDULE OF INVESTMENTS

## IVY PROSHARES RUSSELL 2000 DIVIDEND GROWERS INDEX FUND *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| Homefurnishing Retail – 1.8% | | |
| Aaron Rents, Inc. | 44 | $ 2,419 |
| Leisure Facilities – 1.6% | | |
| International Speedway Corp., Class A | 51 | 2,228 |
| Publishing – 1.7% | | |
| Meredith Corp. (A) | 44 | 2,255 |
| **Total Consumer Discretionary – 5.1%** | | 6,902 |
| **Consumer Staples** | | |
| Food Distributors – 1.6% | | |
| Andersons, Inc. (The) | 56 | 2,106 |
| Packaged Foods & Meats – 6.4% | | |
| Calavo Growers, Inc. | 21 | 2,028 |
| J&J Snack Foods Corp. | 15 | 2,289 |
| Lancaster Colony Corp. | 14 | 2,131 |
| Tootsie Roll Industries, Inc. (A) | 79 | 2,299 |
| | | 8,747 |
| Tobacco – 3.3% | | |
| Universal Corp. | 37 | 2,430 |
| Vector Group Ltd. | 150 | 2,073 |
| | | 4,503 |
| **Total Consumer Staples – 11.3%** | | 15,356 |
| **Financials** | | |
| Life & Health Insurance – 1.6% | | |
| American Equity Investment Life Holding Co. | 63 | 2,217 |
| Property & Casualty Insurance – 1.7% | | |
| RLI Corp. | 29 | 2,257 |
| Regional Banks – 12.5% | | |
| BancFirst Corp. | 36 | 2,131 |
| Bank of Marin Bancorp | 26 | 2,149 |
| Community Bank System, Inc. | 34 | 2,082 |
| First of Long Island Corp. (The) | 103 | 2,233 |
| Southside Bancshares, Inc. | 62 | 2,151 |
| Tompkins Financial Corp. | 26 | 2,086 |
| UMB Financial Corp. | 30 | 2,112 |
| United Bankshares, Inc. | 57 | 2,077 |
| | | 17,021 |
| **Total Financials – 15.8%** | | 21,495 |
| **Health Care** | | |
| Health Care Distributors – 1.5% | | |
| Owens & Minor, Inc. (A) | 125 | 2,060 |
| Health Care Facilities – 1.6% | | |
| National HealthCare Corp. | 29 | 2,205 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Health Care Services – 1.7% | | |
| Ensign Group, Inc. (The) | 60 | $ 2,289 |
| Health Care Supplies – 1.8% | | |
| Atrion Corp. | 4 | 2,455 |
| **Total Health Care – 6.6%** | | 9,009 |
| **Industrials** | | |
| Agricultural & Farm Machinery – 1.8% | | |
| Lindsay Corp. | 25 | 2,464 |
| Commercial Printing – 1.8% | | |
| Brady Corp., Class A | 54 | 2,379 |
| Diversified Support Services – 4.8% | | |
| Healthcare Services Group, Inc. (A) | 54 | 2,202 |
| Matthews International Corp. | 43 | 2,154 |
| McGrath RentCorp | 40 | 2,200 |
| | | 6,556 |
| Environmental & Facilities Services – 1.6% | | |
| ABM Industries, Inc. | 67 | 2,148 |
| Industrial Machinery – 4.9% | | |
| Franklin Electric Co., Inc. | 46 | 2,184 |
| Gorman-Rupp Co. (The) | 62 | 2,246 |
| Hillenbrand, Inc. | 44 | 2,283 |
| | | 6,713 |
| Office Services & Supplies – 1.7% | | |
| MSA Safety, Inc. | 22 | 2,321 |
| Trading Companies & Distributors – 1.7% | | |
| GATX Corp. | 27 | 2,343 |
| **Total Industrials – 18.3%** | | 24,924 |
| **Information Technology** | | |
| Data Processing & Outsourced Services – 1.5% | | |
| Cass Information Systems, Inc. | 32 | 2,079 |
| Electronic Equipment & Instruments – 1.6% | | |
| Badger Meter, Inc. | 41 | 2,151 |
| **Total Information Technology – 3.1%** | | 4,230 |
| **Materials** | | |
| Diversified Metals & Mining – 1.8% | | |
| Compass Minerals International, Inc. | 37 | 2,465 |
| Specialty Chemicals – 6.7% | | |
| H.B. Fuller Co. | 41 | 2,093 |
| Quaker Chemical Corp. | 12 | 2,409 |
| Sensient Technologies Corp. | 31 | 2,389 |
| Stepan Co. | 26 | 2,226 |
| | | 9,117 |
| **Total Materials – 8.5%** | | 11,582 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Real Estate** | | |
| Health Care REITs – 3.2% | | |
| National Health Investors, Inc. | 29 | $ 2,195 |
| Universal Health Realty Income Trust | 30 | 2,219 |
| | | 4,414 |
| Retail REITs – 3.2% | | |
| Tanger Factory Outlet Centers, Inc. | 97 | 2,218 |
| Urstadt Biddle Properties, Inc., Class A | 100 | 2,125 |
| | | 4,343 |
| **Total Real Estate – 6.4%** | | 8,757 |
| **Utilities** | | |
| Electric Utilities – 3.3% | | |
| ALLETE, Inc. | 30 | 2,231 |
| Portland General Electric Co. | 48 | 2,180 |
| | | 4,411 |
| Gas Utilities – 9.8% | | |
| Chesapeake Utilities Corp. | 26 | 2,152 |
| New Jersey Resources Corp. | 48 | 2,217 |
| Northwest Natural Gas Co. | 34 | 2,267 |
| South Jersey Industries, Inc. | 67 | 2,367 |
| Southwest Gas Corp. | 28 | 2,211 |
| Spire, Inc. | 30 | 2,184 |
| | | 13,398 |
| Independent Power Producers & Energy Traders – 1.6% | | |
| Black Hills Corp. | 38 | 2,200 |
| Multi-Utilities – 3.2% | | |
| Avista Corp. | 44 | 2,205 |
| NorthWestern Corp. | 37 | 2,184 |
| | | 4,389 |
| Water Utilities – 6.8% | | |
| California Water Service Group | 54 | 2,310 |
| Connecticut Water Service, Inc. | 33 | 2,270 |
| Middlesex Water Co. | 48 | 2,333 |
| SJW Corp. | 39 | 2,364 |
| | | 9,277 |
| **Total Utilities – 24.7%** | | 33,675 |
| **TOTAL COMMON STOCKS – 99.8%** | | $135,930 |

(Cost: $127,995)

SEPTEMBER 30, 2018

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Master Note – 0.0%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10–5–18 (B) . . . . . . . . | $ 15 | $ 15 |
| **Money Market Funds – 1.5%** | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.140%, (C)(D) . . . . . . . . . . . . . | 2,087 | 2,087 |
| TOTAL SHORT-TERM SECURITIES – 1.5% | | $ 2,102 |
| (Cost: $2,102) | | |
| TOTAL INVESTMENT SECURITIES – 101.3% | | $138,032 |
| (Cost: $130,097) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.3)% | | (1,736) |
| NET ASSETS – 100.0% | | $136,296 |

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $5,848 are on loan.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Investment made with cash collateral received from securities on loan.

(D) Rate shown is the annualized 7-day yield at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $135,930 | $— | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,087 | 15 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 138,017 | $15 | $ — |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 98.6% |
| Corporate Debt Securities | 98.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.4% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 98.6% |
| AAA | 3.4% |
| AA | 7.1% |
| A | 41.3% |
| BBB | 46.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.4% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# COMPARISON OF CHANGE IN VALUE OF IVY PROSHARES S&P 500 BOND INDEX FUND $10,000 INVESTMENT



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return(2) | Class A(3) | Class E | Class I | Class N | Class R |
|---|---|---|---|---|---|
| 1-year period ended 9-30-18 | -4.72% | -4.67% | -2.02% | -2.11% | -2.76% |
| 5-year period ended 9-30-18 | — | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — | — |
| Since Inception of Class through 9-30-18(4) | -2.17% | -2.12% | -0.19% | -0.18% | -0.90% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I, Class N and Class R shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Automobile Manufacturers – 2.0%** | | |
| Ford Motor Co.: | | |
| 4.346%, 12–8–26 ............... | $550 | $ 518 |
| 4.750%, 1–15–43 ............... | 200 | 167 |
| 5.291%, 12–8–46 (A) ............ | 150 | 133 |
| General Motors Co.: | | |
| 4.875%, 10–2–23 ............... | 531 | 544 |
| 5.200%, 4–1–45 (A) ............ | 200 | 182 |
| | | 1,544 |
| **Broadcasting – 1.3%** | | |
| Discovery Communications LLC, | | |
| 3.950%, 3–20–28 ............... | 200 | 190 |
| Discovery Communications, Inc., | | |
| 5.200%, 9–20–47 ............... | 200 | 196 |
| NBCUniversal Media LLC, | | |
| 4.375%, 4–1–21 ................ | 560 | 574 |
| | | 960 |
| **Cable & Satellite – 2.0%** | | |
| Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal): | | |
| 5.150%, 3–1–20 ............... | 50 | 52 |
| 3.000%, 2–1–24 ............... | 450 | 434 |
| 3.150%, 3–1–26 ............... | 300 | 283 |
| Comcast Corp. (GTD by Comcast Cable Communicationsand NBCUniversal): | | |
| 3.550%, 5–1–28 ................ | 100 | 95 |
| 4.250%, 1–15–33 ............... | 300 | 294 |
| 4.000%, 3–1–48 ................ | 100 | 90 |
| Time Warner, Inc. (GTD by Historic TW, Inc.): | | |
| 3.800%, 2–15–27 ............... | 200 | 191 |
| 4.850%, 7–15–45 ............... | 105 | 98 |
| | | 1,537 |
| **General Merchandise Stores – 0.2%** | | |
| Dollar Tree, Inc., | | |
| 3.700%, 5–15–23 ............... | 150 | 148 |
| **Home Improvement Retail – 1.0%** | | |
| Home Depot, Inc. (The): | | |
| 5.875%, 12–16–36 ............. | 300 | 366 |
| 3.900%, 6–15–47 ............... | 245 | 235 |
| Lowe's Co., Inc., | | |
| 3.700%, 4–15–46 ............... | 183 | 166 |
| | | 767 |
| **Housewares & Specialties – 0.5%** | | |
| Newell Rubbermaid, Inc.: | | |
| 3.850%, 4–1–23 ................ | 300 | 293 |
| 5.500%, 4–1–46 ................ | 50 | 48 |
| | | 341 |
| **Internet & Direct Marketing Retail – 0.8%** | | |
| Amazon.com, Inc.: | | |
| 2.800%, 8–22–24 ............. | 400 | 386 |
| 3.875%, 8–22–37 ............... | 250 | 245 |
| | | 631 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Restaurants – 1.2%** | | |
| McDonalds Corp.: | | |
| 2.625%, 1–15–22 ............. | $300 | $ 292 |
| 4.450%, 9–1–48 ............... | 200 | 197 |
| Starbucks Corp.: | | |
| 3.800%, 8–15–25 ............. | 200 | 199 |
| 4.000%, 11–15–28 ............. | 200 | 199 |
| | | 887 |
| **Total Consumer Discretionary – 9.0%** | | 6,815 |
| **Consumer Staples** | | |
| **Brewers – 0.1%** | | |
| Molson Coors Brewing Co., | | |
| 4.200%, 7–15–46 ............. | 107 | 95 |
| **Drug Retail – 3.5%** | | |
| CVS Caremark Corp., | | |
| 3.875%, 7–20–25 ............. | 150 | 148 |
| CVS Health Corp.: | | |
| 2.800%, 7–20–20 ............. | 200 | 198 |
| 3.350%, 3–9–21 ............... | 500 | 499 |
| 2.125%, 6–1–21 ................ | 386 | 372 |
| 3.500%, 7–20–22 ............. | 150 | 149 |
| 4.100%, 3–25–25 ............. | 660 | 658 |
| 4.300%, 3–25–28 ............. | 430 | 426 |
| 5.050%, 3–25–48 ............. | 200 | 204 |
| | | 2,654 |
| **Food Retail – 0.1%** | | |
| Kroger Co. (The), | | |
| 4.450%, 2–1–47 (A) ............ | 100 | 92 |
| **Hypermarkets & Super Centers – 1.4%** | | |
| Wal-Mart Stores, Inc.: | | |
| 1.900%, 12–15–20 ............. | 100 | 98 |
| 2.550%, 4–11–23 ............... | 377 | 365 |
| 3.625%, 12–15–47 ............. | 100 | 94 |
| Walmart, Inc.: | | |
| 3.400%, 6–26–23 ............. | 250 | 251 |
| 3.950%, 6–28–38 ............. | 250 | 249 |
| | | 1,057 |
| **Packaged Foods & Meats – 1.7%** | | |
| Campbell Soup Co., | | |
| 3.950%, 3–15–25 ............. | 240 | 232 |
| General Mills, Inc., | | |
| 3.700%, 10–17–23 ............. | 290 | 288 |
| Kraft Heinz Foods Co.: | | |
| 3.500%, 6–6–22 ............... | 150 | 149 |
| 3.950%, 7–15–25 ............... | 150 | 148 |
| 3.000%, 6–1–26 ............... | 120 | 110 |
| 4.375%, 6–1–46 .............. | 320 | 282 |
| Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), | | |
| 3.550%, 6–2–27 ............... | 100 | 94 |
| | | 1,303 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Soft Drinks – 0.6%** | | |
| PepsiCo, Inc.: | | |
| 3.000%, 10–15–27 (A) .......... | $200 | $ 191 |
| 4.450%, 4–14–46 ............... | 250 | 263 |
| | | 454 |
| **Tobacco – 1.0%** | | |
| Altria Group, Inc. (GTD by Philip Morris USA, Inc.): | | |
| 2.850%, 8–9–22 ............... | 200 | 196 |
| 3.875%, 9–16–46 ............... | 300 | 263 |
| Philip Morris International, Inc., | | |
| 6.375%, 5–16–38 ............... | 250 | 300 |
| | | 759 |
| **Total Consumer Staples – 8.4%** | | 6,414 |
| **Energy** | | |
| **Integrated Oil & Gas – 1.1%** | | |
| Chevron Corp.: | | |
| 1.961%, 3–3–20 ............... | 100 | 99 |
| 2.355%, 12–5–22 ............. | 200 | 193 |
| 2.954%, 5–16–26 ............. | 340 | 324 |
| Phillips 66 (GTD by Phillips 66 Co.), | | |
| 4.875%, 11–15–44 ............. | 250 | 259 |
| | | 875 |
| **Oil & Gas Equipment & Services – 1.0%** | | |
| Baker Hughes, a GE Co. LLC and Baker Hughes Co-Obligor, Inc., | | |
| 4.080%, 12–15–47 ............. | 450 | 408 |
| Halliburton Co., | | |
| 5.000%, 11–15–45 ............. | 250 | 266 |
| Schlumberger Investment S.A. (GTD by Schlumberger Ltd.), | | |
| 3.650%, 12–1–23 ............... | 100 | 101 |
| | | 775 |
| **Oil & Gas Exploration & Production – 1.8%** | | |
| Apache Corp., | | |
| 4.375%, 10–15–28 ............. | 200 | 196 |
| Cimarex Energy Co., | | |
| 3.900%, 5–15–27 ............. | 150 | 143 |
| EQT Corp., | | |
| 3.900%, 10–1–27 ............... | 100 | 94 |
| Exxon Mobil Corp.: | | |
| 3.043%, 3–1–26 ............... | 280 | 271 |
| 4.114%, 3–1–46 ................ | 375 | 380 |
| Noble Energy, Inc., | | |
| 5.050%, 11–15–44 ............. | 100 | 97 |
| Occidental Petroleum Corp., | | |
| 4.200%, 3–15–48 ............. | 195 | 192 |
| | | 1,373 |
| **Oil & Gas Storage & Transportation – 1.6%** | | |
| Kinder Morgan, Inc.: | | |
| 4.300%, 6–1–25 ............... | 253 | 255 |
| 5.550%, 6–1–45 ............... | 200 | 211 |
| MPLX L.P.: | | |
| 4.000%, 3–15–28 ............. | 180 | 173 |
| 4.500%, 4–15–38 ............. | 285 | 268 |
| 4.700%, 4–15–48 ............... | 140 | 131 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Oil & Gas Storage & Transportation** (Continued) | | |
| Williams Partners L.P., | | |
| 4.300%, 3–4–24 . . . . . . . . . . . . . . | $ 160 | $ 162 |
| | | 1,200 |
| | | |
| **Total Energy – 5.5%** | | 4,223 |
| **Financials** | | |
| **Asset Management & Custody Banks – 0.1%** | | |
| State Street Corp., | | |
| 2.550%, 8–18–20 . . . . . . . . . . . . . | 100 | 99 |
| | | |
| **Consumer Finance – 4.7%** | | |
| American Express Co., | | |
| 3.400%, 2–27–23 . . . . . . . . . . . . . | 250 | 246 |
| American Express Credit Corp.: | | |
| 2.200%, 3–3–20 . . . . . . . . . . . | 190 | 188 |
| 2.375%, 5–26–20 . . . . . . . . . . . . | 460 | 454 |
| 3.300%, 5–3–27 . . . . . . . . . . . . . | 204 | 196 |
| Capital One Financial Corp.: | | |
| 3.200%, 1–30–23 . . . . . . . . . . . . | 300 | 290 |
| 3.750%, 7–28–26 . . . . . . . . . . . . | 643 | 600 |
| Discover Bank, | | |
| 3.100%, 6–4–20 . . . . . . . . . . . . . | 250 | 249 |
| Ford Motor Credit Co. LLC, | | |
| 3.815%, 11–2–27 . . . . . . . . . . . . . | 500 | 447 |
| General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.): | | |
| 3.200%, 7–13–20 . . . . . . . . . . . . | 331 | 330 |
| 3.150%, 6–30–22 . . . . . . . . . . . . | 300 | 292 |
| 4.350%, 1–17–27 . . . . . . . . . . . . | 160 | 153 |
| Synchrony Financial, | | |
| 3.950%, 12–1–27 . . . . . . . . . . . . | 150 | 136 |
| | | 3,581 |
| | | |
| **Diversified Banks – 8.6%** | | |
| Bank of America Corp.: | | |
| 2.151%, 11–9–20 . . . . . . . . . . . . . | 161 | 157 |
| 4.200%, 8–26–24 . . . . . . . . . . . . | 252 | 253 |
| 3.950%, 4–21–25 . . . . . . . . . . . . | 105 | 103 |
| 4.450%, 3–3–26 . . . . . . . . . . . . | 150 | 150 |
| 4.250%, 10–22–26 . . . . . . . . . . . | 251 | 248 |
| 3.248%, 10–21–27 . . . . . . . . . . . | 705 | 656 |
| 4.183%, 11–25–27 . . . . . . . . . . . | 805 | 785 |
| Bank of New York Mellon Corp. (The), | | |
| 2.200%, 8–16–23 . . . . . . . . . . . . | 400 | 375 |
| BB&T Corp., | | |
| 3.700%, 6–5–25 . . . . . . . . . . . . . | 250 | 249 |
| U.S. Bancorp: | | |
| 3.150%, 4–27–27 . . . . . . . . . . . . | 390 | 372 |
| 3.900%, 4–26–28 . . . . . . . . . . . . | 200 | 202 |
| Wells Fargo & Co.: | | |
| 2.600%, 7–22–20 . . . . . . . . . . . . | 116 | 115 |
| 2.550%, 12–7–20 . . . . . . . . . . . . | 205 | 202 |
| 2.500%, 3–4–21 . . . . . . . . . . . . | 260 | 255 |
| 3.500%, 3–8–22 . . . . . . . . . . . . | 246 | 246 |
| 3.069%, 1–24–23 . . . . . . . . . . . . | 152 | 148 |
| 3.000%, 2–19–25 . . . . . . . . . . . . | 110 | 104 |
| 4.100%, 6–3–26 . . . . . . . . . . . . | 150 | 148 |
| 3.000%, 10–23–26 . . . . . . . . . . . | 310 | 287 |
| 4.300%, 7–22–27 . . . . . . . . . . . . | 220 | 219 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Diversified Banks** (Continued) | | |
| 5.606%, 1–15–44 . . . . . . . . . . . . . | $ 178 | $ 196 |
| 3.900%, 5–1–45 . . . . . . . . . . . . . | 208 | 193 |
| 4.400%, 6–14–46 . . . . . . . . . . . . | 255 | 240 |
| 4.750%, 12–7–46 . . . . . . . . . . . . | 375 | 373 |
| Wells Fargo Bank N.A., | | |
| 3.550%, 8–14–23 . . . . . . . . . . . . | 250 | 249 |
| | | 6,525 |
| | | |
| **Investment Banking & Brokerage – 8.6%** | | |
| Goldman Sachs Group, Inc. (The): | | |
| 2.300%, 12–13–19 . . . . . . . . . . . | 334 | 331 |
| 5.375%, 3–15–20 . . . . . . . . . . . | 150 | 155 |
| 2.600%, 4–23–20 . . . . . . . . . . . | 150 | 149 |
| 2.750%, 9–15–20 . . . . . . . . . . . | 250 | 247 |
| 2.625%, 4–25–21 . . . . . . . . . . . | 150 | 147 |
| 2.350%, 11–15–21 . . . . . . . . . . . | 200 | 193 |
| 5.750%, 1–24–22 . . . . . . . . . . . | 150 | 160 |
| 3.000%, 4–26–22 . . . . . . . . . . . | 500 | 490 |
| 3.200%, 2–23–23 . . . . . . . . . . . | 340 | 332 |
| 4.250%, 10–21–25 . . . . . . . . . . . | 150 | 149 |
| 3.500%, 11–16–26 . . . . . . . . . . . | 150 | 142 |
| 3.850%, 1–26–27 . . . . . . . . . . . | 255 | 247 |
| 6.750%, 10–1–37 . . . . . . . . . . . | 300 | 360 |
| 5.150%, 5–22–45 . . . . . . . . . . . | 200 | 204 |
| 4.750%, 10–21–45 . . . . . . . . . . . | 211 | 214 |
| Morgan Stanley: | | |
| 2.650%, 1–27–20 . . . . . . . . . . . | 550 | 546 |
| 2.800%, 6–16–20 . . . . . . . . . . . | 550 | 546 |
| 2.500%, 4–21–21 . . . . . . . . . . . | 150 | 147 |
| 2.625%, 11–17–21 . . . . . . . . . . . | 170 | 165 |
| 2.750%, 5–19–22 . . . . . . . . . . . | 245 | 238 |
| 4.100%, 5–22–23 . . . . . . . . . . . | 264 | 266 |
| 4.000%, 7–23–25 . . . . . . . . . . . | 200 | 199 |
| 3.875%, 1–27–26 . . . . . . . . . . . | 203 | 199 |
| 4.350%, 9–8–26 . . . . . . . . . . . | 282 | 280 |
| 3.950%, 4–23–27 . . . . . . . . . . . | 190 | 182 |
| 4.375%, 1–22–47 . . . . . . . . . . . | 250 | 243 |
| | | 6,531 |
| | | |
| **Life & Health Insurance – 0.3%** | | |
| Brighthouse Financial, Inc., | | |
| 4.700%, 6–22–47 . . . . . . . . . . . . | 260 | 215 |
| | | |
| **Multi-Line Insurance – 0.6%** | | |
| American International Group, Inc.: | | |
| 4.200%, 4–1–28 . . . . . . . . . . . . | 100 | 99 |
| 4.750%, 4–1–48 . . . . . . . . . . . . | 330 | 322 |
| | | 421 |
| | | |
| **Other Diversified Financial Services – 7.6%** | | |
| Citigroup, Inc.: | | |
| 2.450%, 1–10–20 . . . . . . . . . . . . | 300 | 298 |
| 2.400%, 2–18–20 . . . . . . . . . . . . | 775 | 767 |
| 2.650%, 10–26–20 . . . . . . . . . . . | 105 | 104 |
| 2.700%, 3–30–21 . . . . . . . . . . . . | 100 | 98 |
| 2.900%, 12–8–21 . . . . . . . . . . . . | 610 | 597 |
| 3.400%, 5–1–26 . . . . . . . . . . . . | 350 | 332 |
| 3.200%, 10–21–26 . . . . . . . . . . . | 250 | 233 |
| JPMorgan Chase & Co.: | | |
| 2.250%, 1–23–20 . . . . . . . . . . . . | 613 | 607 |
| 4.250%, 10–15–20 . . . . . . . . . . . | 185 | 189 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Other Diversified Financial Services** (Continued) | | |
| 2.550%, 3–1–21 . . . . . . . . . . . . . | $200 | $ 196 |
| 2.295%, 8–15–21 . . . . . . . . . . . . | 200 | 194 |
| 4.350%, 8–15–21 . . . . . . . . . . . . | 150 | 154 |
| 3.250%, 9–23–22 . . . . . . . . . . . . | 300 | 297 |
| 2.972%, 1–15–23 . . . . . . . . . . . . | 510 | 497 |
| 2.700%, 5–18–23 . . . . . . . . . . . . | 230 | 221 |
| 3.875%, 9–10–24 . . . . . . . . . . . . | 150 | 148 |
| 2.950%, 10–1–26 . . . . . . . . . . . . | 405 | 376 |
| 4.125%, 12–15–26 . . . . . . . . . . . | 140 | 139 |
| 3.625%, 12–1–27 . . . . . . . . . . . . | 155 | 146 |
| 4.950%, 6–1–45 . . . . . . . . . . . . | 215 | 225 |
| | | 5,818 |
| | | |
| **Property & Casualty Insurance – 0.8%** | | |
| Berkshire Hathaway, Inc., | | |
| 2.750%, 3–15–23 . . . . . . . . . . . . | 322 | 314 |
| Chubb INA Holdings, Inc., | | |
| 3.350%, 5–3–26 . . . . . . . . . . . . | 290 | 282 |
| | | 596 |
| | | |
| **Regional Banks – 1.1%** | | |
| Fifth Third Bancorp, | | |
| 2.875%, 7–27–20 . . . . . . . . . . . . | 200 | 199 |
| KeyCorp, | | |
| 4.100%, 4–30–28 . . . . . . . . . . . . | 150 | 149 |
| PNC Bank N.A.: | | |
| 2.000%, 5–19–20 . . . . . . . . . . . . | 250 | 245 |
| 3.500%, 6–8–23 . . . . . . . . . . . . | 250 | 249 |
| | | 842 |
| | | |
| **Total Financials – 32.4%** | | 24,628 |
| **Health Care** | | |
| **Biotechnology – 2.4%** | | |
| Amgen, Inc.: | | |
| 2.650%, 5–11–22 . . . . . . . . . . . . | 100 | 97 |
| 3.625%, 5–22–24 . . . . . . . . . . . . | 150 | 150 |
| 4.400%, 5–1–45 . . . . . . . . . . . . | 190 | 183 |
| 4.663%, 6–15–51 . . . . . . . . . . . . | 150 | 148 |
| Biogen, Inc.: | | |
| 2.900%, 9–15–20 . . . . . . . . . . . . | 110 | 109 |
| 5.200%, 9–15–45 . . . . . . . . . . . . | 150 | 159 |
| Gilead Sciences, Inc.: | | |
| 2.550%, 9–1–20 . . . . . . . . . . . . | 708 | 701 |
| 4.150%, 3–1–47 . . . . . . . . . . . . | 301 | 285 |
| | | 1,832 |
| | | |
| **Health Care Supplies – 2.1%** | | |
| Abbott Laboratories: | | |
| 2.900%, 11–30–21 . . . . . . . . . . . | 230 | 227 |
| 3.750%, 11–30–26 . . . . . . . . . . . | 156 | 155 |
| 4.900%, 11–30–46 . . . . . . . . . . . | 340 | 369 |
| Express Scripts Holding Co., | | |
| 3.400%, 3–1–27 . . . . . . . . . . . . | 140 | 130 |
| Medtronic, Inc. (GTD by Medtronic Global Holdings SCA and Medtronic plc): | | |
| 2.500%, 3–15–20 . . . . . . . . . . . | 350 | 348 |
| 4.375%, 3–15–35 . . . . . . . . . . . | 100 | 103 |
| 4.625%, 3–15–45 . . . . . . . . . . . | 225 | 238 |
| | | 1,570 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Life Sciences Tools & Services – 0.2%** | | |
| Thermo Fisher Scientific, Inc.: | | |
| 3.200%, 8–15–27 | $100 | $ 93 |
| 4.100%, 8–15–47 | 100 | 94 |
| | | 187 |
| **Managed Health Care – 1.2%** | | |
| Aetna, Inc., | | |
| 2.800%, 6–15–23 | 253 | 243 |
| Anthem, Inc., | | |
| 3.650%, 12–1–27 | 240 | 228 |
| UnitedHealth Group, Inc.: | | |
| 3.500%, 6–15–23 | 235 | 235 |
| 3.750%, 7–15–25 | 200 | 201 |
| | | 907 |
| **Pharmaceuticals – 6.1%** | | |
| AbbVie, Inc.: | | |
| 2.300%, 5–14–21 | 659 | 641 |
| 2.900%, 11–6–22 | 295 | 287 |
| 3.600%, 5–14–25 | 150 | 145 |
| 4.500%, 5–14–35 | 150 | 144 |
| 4.450%, 5–14–46 | 282 | 261 |
| Actavis Funding SCS (GTD by Warner Chilcott Ltd., Actavis Capital S.a.r.l. and Actavis, Inc.): | | |
| 3.000%, 3–12–20 | 200 | 200 |
| 3.450%, 3–15–22 | 175 | 174 |
| 3.800%, 3–15–25 | 100 | 98 |
| 4.850%, 6–15–44 | 190 | 187 |
| Allergan Funding SCS (GTD by Warner Chilcott Ltd., Allergan Capital S.a.r.l. and Allergan Finance LLC), | | |
| 4.550%, 3–15–35 | 175 | 170 |
| Celgene Corp., | | |
| 2.875%, 8–15–20 | 305 | 303 |
| Johnson & Johnson: | | |
| 3.400%, 1–15–38 | 135 | 125 |
| 3.500%, 1–15–48 | 250 | 229 |
| Merck & Co., Inc.: | | |
| 2.800%, 5–18–23 | 270 | 264 |
| 2.750%, 2–10–25 | 145 | 140 |
| Mylan N.V.: | | |
| 3.950%, 6–15–26 | 150 | 142 |
| 5.250%, 6–15–46 | 150 | 140 |
| Pfizer, Inc.: | | |
| 3.000%, 9–15–21 | 300 | 300 |
| 4.125%, 12–15–46 | 100 | 99 |
| Walgreens Boots Alliance, Inc., | | |
| 3.450%, 6–1–26 | 450 | 427 |
| Wyeth LLC, | | |
| 5.950%, 4–1–37 | 150 | 181 |
| | | 4,657 |
| **Total Health Care – 12.0%** | | 9,153 |
| **Industrials** | | |
| **Aerospace & Defense – 2.6%** | | |
| General Dynamics Corp., | | |
| 3.500%, 5–15–25 | 300 | 299 |
| Lockheed Martin Corp.: | | |
| 2.500%, 11–23–20 | 100 | 99 |
| 3.550%, 1–15–26 | 230 | 227 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Aerospace & Defense** (Continued) | | |
| Northrop Grumman Corp.: | | |
| 2.080%, 10–15–20 | $190 | $ 186 |
| 4.030%, 10–15–47 | 180 | 168 |
| United Technologies Corp.: | | |
| 3.950%, 8–16–25 | 460 | 457 |
| 4.500%, 6–1–42 | 301 | 298 |
| 4.625%, 11–16–48 | 235 | 235 |
| | | 1,969 |
| **Air Freight & Logistics – 0.2%** | | |
| United Parcel Service, Inc., | | |
| 2.500%, 4–1–23 | 200 | 193 |
| **Industrial Conglomerates – 2.2%** | | |
| GE Capital International Funding Co., | | |
| 4.418%, 11–15–35 | 200 | 187 |
| General Electric Capital Corp.: | | |
| 2.342%, 11–15–20 | 200 | 195 |
| 5.875%, 1–14–38 | 400 | 446 |
| General Electric Co.: | | |
| 2.700%, 10–9–22 | 405 | 391 |
| 4.500%, 3–11–44 | 312 | 294 |
| Honeywell International, Inc., | | |
| 1.850%, 11–1–21 | 150 | 144 |
| | | 1,657 |
| **Railroads – 1.0%** | | |
| Burlington Northern Santa Fe LLC, | | |
| 4.050%, 6–15–48 | 250 | 243 |
| Union Pacific Corp.: | | |
| 4.375%, 9–10–38 | 250 | 254 |
| 4.500%, 9–10–48 | 250 | 254 |
| | | 751 |
| **Total Industrials – 6.0%** | | 4,570 |
| **Information Technology** | | |
| **Application Software – 0.4%** | | |
| NVIDIA Corp., | | |
| 2.200%, 9–16–21 | 150 | 146 |
| salesforce.com, Inc., | | |
| 3.250%, 4–11–23 | 150 | 149 |
| | | 295 |
| **Communications Equipment – 0.7%** | | |
| Cisco Systems, Inc.: | | |
| 4.450%, 1–15–20 | 394 | 402 |
| 5.900%, 2–15–39 | 100 | 124 |
| | | 526 |
| **Data Processing & Outsourced Services – 0.8%** | | |
| Visa, Inc.: | | |
| 2.200%, 12–14–20 | 300 | 295 |
| 4.300%, 12–14–45 | 313 | 324 |
| | | 619 |
| **IT Consulting & Other Services – 1.1%** | | |
| IBM Credit LLC, | | |
| 2.650%, 2–5–21 | 300 | 297 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **IT Consulting & Other Services** (Continued) | | |
| International Business Machines Corp.: | | |
| 2.500%, 1–27–22 | $300 | $ 292 |
| 3.625%, 2–12–24 | 235 | 236 |
| | | 825 |
| **Semiconductor Equipment – 0.1%** | | |
| Applied Materials, Inc., | | |
| 4.350%, 4–1–47 | 100 | 99 |
| **Semiconductors – 2.9%** | | |
| Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.): | | |
| 3.000%, 1–15–22 | 500 | 487 |
| 3.875%, 1–15–27 | 200 | 189 |
| Intel Corp.: | | |
| 2.450%, 7–29–20 | 380 | 377 |
| 2.875%, 5–11–24 | 200 | 194 |
| QUALCOMM, Inc.: | | |
| 2.600%, 1–30–23 | 330 | 317 |
| 3.250%, 5–20–27 | 210 | 198 |
| 4.800%, 5–20–45 | 200 | 202 |
| Texas Instruments, Inc., | | |
| 4.150%, 5–15–48 | 250 | 250 |
| | | 2,214 |
| **Systems Software – 5.9%** | | |
| Microsoft Corp.: | | |
| 1.850%, 2–6–20 | 262 | 259 |
| 2.875%, 2–6–24 | 350 | 342 |
| 3.125%, 11–3–25 | 185 | 181 |
| 2.400%, 8–8–26 | 280 | 258 |
| 3.300%, 2–6–27 | 250 | 245 |
| 4.100%, 2–6–37 | 250 | 258 |
| 3.700%, 8–8–46 | 600 | 575 |
| 4.000%, 2–12–55 | 150 | 148 |
| Oracle Corp.: | | |
| 2.500%, 5–15–22 | 300 | 292 |
| 2.500%, 10–15–22 | 350 | 339 |
| 2.400%, 9–15–23 | 642 | 613 |
| 2.950%, 11–15–24 | 150 | 145 |
| 2.650%, 7–15–26 | 530 | 491 |
| 3.800%, 11–15–37 | 250 | 238 |
| 4.000%, 11–15–47 | 100 | 95 |
| | | 4,479 |
| **Technology Hardware, Storage & Peripherals – 4.1%** | | |
| Apple, Inc.: | | |
| 2.850%, 5–6–21 | 222 | 221 |
| 3.000%, 2–9–24 | 360 | 353 |
| 2.850%, 5–11–24 | 300 | 291 |
| 3.250%, 2–23–26 | 150 | 147 |
| 3.350%, 2–9–27 | 348 | 340 |
| 3.200%, 5–11–27 | 200 | 193 |
| 3.850%, 5–4–43 | 150 | 144 |
| 3.450%, 2–9–45 | 350 | 314 |
| 4.650%, 2–23–46 | 370 | 399 |
| 3.750%, 11–13–47 | 300 | 281 |

SEPTEMBER 30, 2018

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Technology Hardware, Storage & Peripherals** (Continued) | | |
| Hewlett Packard Enterprise Co.: | | |
| 3.600%, 10–15–20 (B) | $ 150 | $ 151 |
| 6.350%, 10–15–45 (B) | 250 | 256 |
| | | 3,090 |
| **Total Information Technology – 16.0%** | | 12,147 |
| **Materials** | | |
| **Paper Packaging – 0.2%** | | |
| International Paper Co., | | |
| 3.000%, 2–15–27 | 200 | 184 |
| **Specialty Chemicals – 0.4%** | | |
| LYB International Finance II B.V., | | |
| 3.500%, 3–2–27 | 100 | 93 |
| Sherwin-Williams Co. (The), | | |
| 4.500%, 6–1–47 | 182 | 175 |
| | | 268 |
| **Total Materials – 0.6%** | | 452 |
| **Telecommunication Services** | | |
| **Integrated Telecommunication Services – 7.4%** | | |
| AT&T, Inc.: | | |
| 3.200%, 3–1–22 | 300 | 295 |
| 4.450%, 4–1–24 | 510 | 519 |
| 4.250%, 3–1–27 | 255 | 252 |
| 4.500%, 5–15–35 | 290 | 271 |
| 4.300%, 12–15–42 | 150 | 130 |
| 4.350%, 6–15–45 | 300 | 258 |
| 5.450%, 3–1–47 | 250 | 250 |
| 4.500%, 3–9–48 | 382 | 333 |
| 4.550%, 3–9–49 | 300 | 262 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Integrated Telecommunication Services** (Continued) | | |
| Verizon Communications, Inc.: | | |
| 5.150%, 9–15–23 | $ 272 | $ 291 |
| 3.500%, 11–1–24 | 450 | 444 |
| 3.376%, 2–15–25 | 150 | 146 |
| 2.625%, 8–15–26 | 150 | 136 |
| 4.125%, 3–16–27 | 510 | 510 |
| 5.250%, 3–16–37 | 626 | 667 |
| 4.862%, 8–21–46 | 447 | 447 |
| 5.500%, 3–16–47 | 395 | 430 |
| | | 5,641 |
| **Total Telecommunication Services – 7.4%** | | 5,641 |
| **Utilities** | | |
| **Electric Utilities – 0.6%** | | |
| Duke Energy Corp., | | |
| 3.750%, 9–1–46 | 150 | 131 |
| Southern Co. (The), | | |
| 2.350%, 7–1–21 | 300 | 291 |
| | | 422 |
| **Multi-Utilities – 0.7%** | | |
| Pacific Gas and Electric Co., | | |
| 6.050%, 3–1–34 | 360 | 405 |
| Sempra Energy, | | |
| 3.400%, 2–1–28 | 150 | 141 |
| | | 546 |
| **Total Utilities – 1.3%** | | 968 |
| **TOTAL CORPORATE DEBT SECURITIES – 98.6%** | | $75,011 |
| (Cost: $77,345) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Master Note – 0.7%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.470%, 10–5–18 (C) | $544 | $ 544 |
| **Money Market Funds – 0.2%** | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, | | |
| 2.140%, (D)(E) | 135 | 135 |
| **TOTAL SHORT-TERM SECURITIES – 0.9%** | | $ 679 |
| (Cost: $679) | | |
| **TOTAL INVESTMENT SECURITIES – 99.5%** | | $75,690 |
| (Cost: $78,024) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%** | | 372 |
| **NET ASSETS – 100.0%** | | $76,062 |

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $297 are on loan.

(B) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2018.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Investment made with cash collateral received from securities on loan.

(E) Rate shown is the annualized 7-day yield at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Debt Securities | $ — | $ 75,011 | $ — |
| Short-Term Securities | 135 | 544 | — |
| Total | $135 | $75,555 | $ — |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

## IVY PROSHARES S&P 500 DIVIDEND ARISTOCRATS INDEX FUND

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

### Asset Allocation

| | |
|---|---|
| Stocks | 99.8% |
|    Consumer Staples | 24.8% |
|    Industrials | 20.5% |
|    Health Care | 11.8% |
|    Consumer Discretionary | 11.5% |
|    Materials | 11.2% |
|    Financials | 8.9% |
|    Energy | 3.6% |
|    Information Technology | 2.0% |
|    Telecommunication Services | 1.9% |
|    Utilities | 1.8% |
|    Real Estate | 1.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.2% |

### Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Clorox Co. (The) | Consumer Staples | Household Products |
| Lowe's Co., Inc. | Consumer Discretionary | Home Improvement Retail |
| Abbott Laboratories | Health Care | Health Care Supplies |
| McCormick & Co., Inc. | Consumer Staples | Food Distributors |
| Dover Corp. | Industrials | Machinery-Material Handl |
| Ecolab, Inc. | Materials | Specialty Chemicals |
| Walgreen Co. | Consumer Staples | Drug Retail |
| Emerson Electric Co. | Industrials | Electrical Components & Equipment |
| Target Corp. | Consumer Discretionary | General Merchandise Stores |
| Medtronic plc | Health Care | Health Care Equipment |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | | |
|---|---|---|
| —— | Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class A[1] . . . . . . . . . . . . . . | $11,851 |
| ······ | S&P 500 Dividend Aristocrats Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $12,313 |

Chart x-axis: 4-20 2017, 9-30 2017, 9-30 2018. Chart y-axis: $0, $10,000, $20,000, $30,000.

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class E | Class I | Class N | Class R |
|---|---|---|---|---|---|
| 1-year period ended 9-30-18 | 11.45% | 11.45% | 14.56% | 14.56% | 13.61% |
| 5-year period ended 9-30-18 | — | — | — | — | — |
| 10-year period ended 9-30-18 | — | — | — | — | — |
| Since Inception of Class through 9-30-18[4] | 12.46% | 12.46% | 14.74% | 14.74% | 13.86% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I, Class N and Class R shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

# SCHEDULE OF INVESTMENTS

## IVY PROSHARES S&P 500 DIVIDEND ARISTOCRATS INDEX FUND *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| Apparel, Accessories & Luxury Goods – 1.9% | | |
| V.F. Corp. | 75 | $ 7,007 |
| Distributors – 1.8% | | |
| Genuine Parts Co. | 70 | 6,966 |
| General Merchandise Stores – 2.0% | | |
| Target Corp. | 86 | 7,624 |
| Home Furnishings – 1.8% | | |
| Leggett & Platt, Inc. | 154 | 6,738 |
| Home Improvement Retail – 2.1% | | |
| Lowe's Co., Inc. | 69 | 7,876 |
| Restaurants – 1.9% | | |
| McDonalds Corp. | 43 | 7,265 |
| **Total Consumer Discretionary – 11.5%** | | **43,476** |
| **Consumer Staples** | | |
| Agricultural Products – 1.9% | | |
| Archer Daniels Midland Co. | 145 | 7,290 |
| Distillers & Vintners – 1.7% | | |
| Brown-Forman Corp., Class B | 129 | 6,545 |
| Drug Retail – 2.0% | | |
| Walgreen Co. | 105 | 7,633 |
| Food Distributors – 3.9% | | |
| McCormick & Co., Inc. | 59 | 7,713 |
| Sysco Corp. | 98 | 7,154 |
| | | 14,867 |
| Household Products – 5.9% | | |
| Clorox Co. (The) | 53 | 7,959 |
| Colgate-Palmolive Co. | 105 | 7,036 |
| Procter & Gamble Co. (The) | 87 | 7,227 |
| | | 22,222 |
| Hypermarkets & Super Centers – 1.9% | | |
| Wal-Mart Stores, Inc. | 78 | 7,323 |
| Packaged Foods & Meats – 1.9% | | |
| Hormel Foods Corp. (A) | 184 | 7,243 |
| Personal Products – 2.0% | | |
| Kimberly-Clark Corp. | 65 | 7,343 |
| Soft Drinks – 3.6% | | |
| Coca-Cola Co. (The) | 152 | 7,000 |
| PepsiCo, Inc. | 60 | 6,684 |
| | | 13,684 |
| **Total Consumer Staples – 24.8%** | | **94,150** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Energy** | | |
| Integrated Oil & Gas – 1.8% | | |
| Chevron Corp. | 55 | $ 6,772 |
| Oil & Gas Exploration & Production – 1.8% | | |
| Exxon Mobil Corp. | 83 | 7,026 |
| **Total Energy – 3.6%** | | **13,798** |
| **Financials** | | |
| Asset Management & Custody Banks – 3.3% | | |
| Franklin Resources, Inc. | 210 | 6,398 |
| T. Rowe Price Group, Inc. | 57 | 6,174 |
| | | 12,572 |
| Financial Exchanges & Data – 1.7% | | |
| S&P Global, Inc. | 32 | 6,289 |
| Life & Health Insurance – 1.9% | | |
| Aflac, Inc. | 157 | 7,392 |
| Property & Casualty Insurance – 2.0% | | |
| Cincinnati Financial Corp. | 97 | 7,448 |
| **Total Financials – 8.9%** | | **33,701** |
| **Health Care** | | |
| Health Care Equipment – 3.9% | | |
| Becton Dickinson & Co. | 28 | 7,205 |
| Medtronic plc | 77 | 7,589 |
| | | 14,794 |
| Health Care Services – 2.0% | | |
| Cardinal Health, Inc. | 139 | 7,530 |
| Health Care Supplies – 2.1% | | |
| Abbott Laboratories | 107 | 7,814 |
| Pharmaceuticals – 3.8% | | |
| AbbVie, Inc. | 75 | 7,087 |
| Johnson & Johnson | 53 | 7,326 |
| | | 14,413 |
| **Total Health Care – 11.8%** | | **44,551** |
| **Industrials** | | |
| Aerospace & Defense – 1.9% | | |
| General Dynamics Corp. | 35 | 7,137 |
| Building Products – 1.6% | | |
| A. O. Smith Corp. | 115 | 6,141 |
| Diversified Support Services – 1.8% | | |
| Cintas Corp. | 33 | 6,555 |
| Electrical Components & Equipment – 3.9% | | |
| Emerson Electric Co. | 100 | 7,627 |
| Roper Industries, Inc. | 24 | 7,187 |
| | | 14,814 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Industrial Conglomerates – 1.9% | | |
| 3M Co. | 34 | $ 7,202 |
| Industrial Machinery – 5.5% | | |
| Illinois Tool Works, Inc. | 50 | 7,004 |
| Pentair, Inc. | 155 | 6,730 |
| Stanley Black & Decker, Inc. | 49 | 7,168 |
| | | 20,902 |
| Machinery-Material Handl – 2.0% | | |
| Dover Corp. | 87 | 7,667 |
| Trading Companies & Distributors – 1.9% | | |
| W.W. Grainger, Inc. | 20 | 7,272 |
| **Total Industrials – 20.5%** | | **77,690** |
| **Information Technology** | | |
| Data Processing & Outsourced Services – 2.0% | | |
| Automatic Data Processing, Inc. | 50 | 7,537 |
| **Total Information Technology – 2.0%** | | **7,537** |
| **Materials** | | |
| Industrial Gases – 3.7% | | |
| Air Products and Chemicals, Inc. | 44 | 7,379 |
| Praxair, Inc. | 42 | 6,750 |
| | | 14,129 |
| Specialty Chemicals – 5.8% | | |
| Ecolab, Inc. | 49 | 7,648 |
| PPG Industries, Inc. | 65 | 7,059 |
| Sherwin-Williams Co. (The) | 16 | 7,265 |
| | | 21,972 |
| Steel – 1.7% | | |
| Nucor Corp. | 101 | 6,417 |
| **Total Materials – 11.2%** | | **42,518** |
| **Real Estate** | | |
| Retail REITs – 1.8% | | |
| Federal Realty Investment Trust | 55 | 7,000 |
| **Total Real Estate – 1.8%** | | **7,000** |
| **Telecommunication Services** | | |
| Integrated Telecommunication Services – 1.9% | | |
| AT&T, Inc. | 217 | 7,271 |
| **Total Telecommunication Services – 1.9%** | | **7,271** |
| **Utilities** | | |
| Multi-Utilities – 1.8% | | |
| Consolidated Edison, Inc. | 88 | 6,734 |
| **Total Utilities – 1.8%** | | **6,734** |
| **TOTAL COMMON STOCKS – 99.8%** | | **$378,426** |

(Cost: $343,526)

SEPTEMBER 30, 2018

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Master Note – 0.0%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10–5–18 (B) | $ 69 | $ 69 |
| **Money Market Funds – 0.1%** | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.140%, (C)(D) | 479 | 479 |
| TOTAL SHORT-TERM SECURITIES – 0.1% | | $ 548 |
| (Cost: $548) | | |
| TOTAL INVESTMENT SECURITIES – 99.9% | | $378,974 |
| (Cost: $344,074) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1% | | 309 |
| NET ASSETS – 100.0% | | $379,283 |

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $469 are on loan.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Investment made with cash collateral received from securities on loan.

(D) Rate shown is the annualized 7-day yield at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $378,426 | $ — | $ — |
| Short-Term Securities | 479 | 69 | — |
| Total | $378,905 | $69 | $ — |

During the year ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2018

| (In thousands, except per share amounts) | Ivy ProShares Interest Rate Hedged High Yield Index Fund | Ivy ProShares MSCI ACWI Index Fund | Ivy ProShares Russell 2000 Dividend Growers Index Fund | Ivy ProShares S&P 500 Bond Index Fund | Ivy ProShares S&P 500 Dividend Aristocrats Index Fund |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Investments in unaffiliated securities at value+^ | $44,402 | $103,679 | $138,032 | $75,690 | $ 378,974 |
| Investments at Value | 44,402 | 103,679 | 138,032 | 75,690 | 378,974 |
| Cash | 1 | 1 | 1 | 1 | 1 |
| Cash denominated in foreign currencies at value+ | — | 109 | — | — | — |
| Restricted cash | 291 | — | — | — | — |
| Investment securities sold receivable | — | 1,097 | — | 2,341 | 120 |
| Dividends and interest receivable | 836 | 171 | 226 | 733 | 706 |
| Capital shares sold receivable | 187 | 113 | 185 | 128 | 413 |
| Receivable from affiliates | 66 | 278 | 82 | 84 | 174 |
| Receivable from securities lending income – net | — | 1 | 4 | —* | —* |
| Prepaid and other assets | 32 | 35 | 35 | 34 | 47 |
| Total Assets | 45,815 | 105,484 | 138,565 | 79,011 | 380,435 |
| **LIABILITIES** | | | | | |
| Cash collateral on securities loaned at value | — | 575 | 2,087 | 135 | 479 |
| Investment securities purchased payable | — | 1,859 | — | 2,696 | — |
| Capital shares redeemed payable | 42 | 46 | 134 | 79 | 575 |
| Independent Trustees and Chief Compliance Officer fees payable | —* | 1 | 1 | 1 | 2 |
| Distribution and service fees payable | —* | —* | —* | —* | —* |
| Shareholder servicing payable | 6 | 9 | 15 | 10 | 40 |
| Investment management fee payable | 2 | 4 | 4 | 1 | 11 |
| Accounting services fee payable | 2 | 4 | 6 | 4 | 11 |
| Variation margin payable | 16 | — | — | — | — |
| Other liabilities | 8 | 35 | 22 | 23 | 34 |
| Total Liabilities | 76 | 2,533 | 2,269 | 2,949 | 1,152 |
| Total Net Assets | $45,739 | $102,951 | $136,296 | $76,062 | $379,283 |
| **NET ASSETS** | | | | | |
| Capital paid in (shares authorized – unlimited) | $ 45,410 | $ 94,473 | $127,855 | $ 79,437 | $ 343,129 |
| Undistributed net investment income | 200 | 453 | 239 | 285 | 1,009 |
| Accumulated net realized gain (loss) | 272 | (104) | 267 | (1,326) | 245 |
| Net unrealized appreciation (depreciation) | (143) | 8,129 | 7,935 | (2,334) | 34,900 |
| Total Net Assets | $45,739 | $102,951 | $136,296 | $76,062 | $379,283 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | |
| Class A | 307 | 1,216 | 132 | 302 | 171 |
| Class E | 104 | 113 | 86 | 121 | 121 |
| Class I | 3,940 | 4,293 | 8,823 | 7,281 | 23,531 |
| Class N | 100 | 2,893 | 3,300 | 100 | 7,808 |
| Class R | 100 | 199 | 80 | 99 | 80 |
| **NET ASSET VALUE PER SHARE:** | | | | | |
| Class A | $10.05 | $11.81 | $10.97 | $9.62 | $11.96 |
| Class E | $10.05 | $11.81 | $10.97 | $9.62 | $11.96 |
| Class I | $10.05 | $11.81 | $10.97 | $9.62 | $11.96 |
| Class N | $10.05 | $11.82 | $10.97 | $9.62 | $11.96 |
| Class R | $10.05 | $11.81 | $10.96 | $9.62 | $11.95 |
| **+COST** | | | | | |
| Investments in unaffiliated securities at cost | $ 44,827 | $ 95,548 | $130,097 | $78,024 | $ 344,074 |
| Cash denominated in foreign currencies at cost | — | 109 | — | — | — |
| ^Securities loaned at value | — | 817 | 5,848 | 297 | 469 |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED SEPTEMBER 30, 2018

| (In thousands) | Ivy ProShares Interest Rate Hedged High Yield Index Fund | Ivy ProShares MSCI ACWI Index Fund | Ivy ProShares Russell 2000 Dividend Growers Index Fund | Ivy ProShares S&P 500 Bond Index Fund | Ivy ProShares S&P 500 Dividend Aristocrats Index Fund |
|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | |
| Dividends from unaffiliated securities | $ — | $ 2,148 | $2,366 | $ — | $ 7,956 |
| Foreign dividend withholding tax | — | (129) | — | — | — |
| Interest and amortization from unaffiliated securities | 1,748 | 6 | 7 | 2,595 | 27 |
| Securities lending income – net | — | 4 | 17 | 1 | 4 |
| Total Investment Income | 1,748 | 2,029 | 2,390 | 2,596 | 7,987 |
| **EXPENSES** | | | | | |
| Investment management fee | 147 | 383 | 383 | 152 | 1,056 |
| Distribution and service fees: | | | | | |
| Class A | 7 | 32 | 4 | 7 | 4 |
| Class E | 3 | 3 | 2 | 3 | 3 |
| Class R | 5 | 11 | 4 | 5 | 5 |
| Shareholder servicing: | | | | | |
| Class A | 2 | 9 | —* | —* | 1 |
| Class E | —* | —* | —* | —* | 1 |
| Class I | 39 | 68 | 123 | 97 | 343 |
| Class N | —* | 3 | 2 | 2 | 9 |
| Class R | 2 | 6 | 2 | 2 | 2 |
| Registration fees | 55 | 61 | 63 | 61 | 90 |
| Custodian fees | 5 | 33 | 37 | 8 | 36 |
| Independent Trustees and Chief Compliance Officer fees | 1 | 3 | 3 | 3 | 12 |
| Accounting services fee | 23 | 47 | 55 | 47 | 106 |
| Professional fees | 33 | 41 | 22 | 25 | 24 |
| Third-party valuation service fees | — | 127 | — | — | — |
| MSCI Index fees | — | 26 | — | — | — |
| Other | 30 | 64 | 66 | 38 | 136 |
| Total Expenses | 352 | 917 | 766 | 450 | 1,828 |
| Less: | | | | | |
| Expenses in excess of limit | (144) | (315) | (132) | (128) | (309) |
| Total Net Expenses | 208 | 602 | 634 | 322 | 1,519 |
| Net Investment Income | 1,540 | 1,427 | 1,756 | 2,274 | 6,468 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | |
| Net realized gain (loss) on: | | | | | |
| Investments in unaffiliated securities | (190) | (56) | 317 | (1,323) | 310 |
| Futures contracts | 658 | — | — | — | — |
| Foreign currency exchange transactions | — | (29) | — | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | |
| Investments in unaffiliated securities | (401) | 5,647 | 6,720 | (2,450) | 32,384 |
| Futures contracts | 148 | — | — | — | — |
| Foreign currency exchange transactions | — | (2) | — | — | — |
| Net Realized and Unrealized Gain (Loss) | 215 | 5,560 | 7,037 | (3,773) | 32,694 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $1,755 | $6,987 | $8,793 | $(1,499) | $ 39,162 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy ProShares Interest Rate Hedged High Yield Index Fund | | Ivy ProShares MSCI ACWI Index Fund | | Ivy ProShares Russell 2000 Dividend Growers Index Fund | |
|---|---|---|---|---|---|---|
| | Year ended 9-30-18 | Period from 4-20-17 (commencement of operations) to 9-30-17 | Year ended 9-30-18 | Period from 4-20-17 (commencement of operations) to 9-30-17 | Year ended 9-30-18 | Period from 4-20-17 (commencement of operations) to 9-30-17 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 1,540 | $ 328 | $ 1,427 | $ 268 | $ 1,756 | $ 167 |
| Net realized gain (loss) on investments | 468 | (87) | (85) | (65) | 317 | (33) |
| Net change in unrealized appreciation (depreciation) | (253) | 110 | 5,645 | 2,484 | 6,720 | 1,215 |
| Net Increase in Net Assets Resulting from Operations | 1,755 | 351 | 6,987 | 2,687 | 8,793 | 1,349 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (144) | (43) | (130) | (26) | (18) | (2) |
| Class E | (48) | (15) | (15) | (3) | (13) | (1) |
| Class I | (1,142) | (161) | (541) | (89) | (1,166) | (68) |
| Class N | (50) | (15) | (373) | (4) | (412) | (2) |
| Class R | (43) | (13) | (12) | (2) | (7) | — |
| Net realized gains: | | | | | | |
| Class A | (15) | — | (2) | — | —* | — |
| Class E | (5) | — | —* | — | —* | — |
| Class I | (79) | — | (5) | — | (12) | — |
| Class N | (5) | — | (4) | — | (5) | — |
| Class R | (5) | — | —* | — | —* | — |
| Total Distributions to Shareholders | (1,536) | (247) | (1,082) | (124) | (1,633) | (73) |
| Capital Share Transactions | 24,892 | 20,524 | 42,068 | 52,415 | 90,540 | 37,320 |
| Net Increase in Net Assets | 25,111 | 20,628 | 47,973 | 54,978 | 97,700 | 38,596 |
| Net Assets, Beginning of Period | 20,628 | — | 54,978 | — | 38,596 | — |
| Net Assets, End of Period | $45,739 | $20,628 | $102,951 | $54,978 | $136,296 | $38,596 |
| Undistributed net investment income | $ 200 | $ 85 | $ 453 | $ 118 | $ 239 | $ 97 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy ProShares S&P 500 Bond Index Fund | | Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | |
|---|---|---|---|---|
| | Year ended 9-30-18 | Period from 4-20-17 (commencement of operations) to 9-30-17 | Year ended 9-30-18 | Period from 4-20-17 (commencement of operations) to 9-30-17 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| Operations: | | | | |
| Net investment income | $ 2,274 | $ 288 | $ 6,468 | $ 375 |
| Net realized gain (loss) on investments | (1,323) | 2 | 310 | (36) |
| Net change in unrealized appreciation (depreciation) | (2,450) | 116 | 32,384 | 2,516 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (1,499) | 406 | 39,162 | 2,855 |
| Distributions to Shareholders From: | | | | |
| Net investment income: | | | | |
| Class A | (73) | (24) | (27) | (2) |
| Class E | (28) | (8) | (19) | (2) |
| Class I | (1,615) | (185) | (3,884) | (210) |
| Class N | (315) | (9) | (1,686) | (2) |
| Class R | (19) | (6) | (9) | — |
| Net realized gains: | | | | |
| Class A | —* | — | —* | — |
| Class E | —* | — | —* | — |
| Class I | (5) | — | (18) | — |
| Class N | (1) | — | (11) | — |
| Class R | —* | — | —* | — |
| Total Distributions to Shareholders | (2,056) | (232) | (5,654) | (216) |
| Capital Share Transactions | 23,151 | 56,292 | 253,000 | 90,136 |
| Net Increase in Net Assets | 19,596 | 56,466 | 286,508 | 92,775 |
| Net Assets, Beginning of Period | 56,466 | — | 92,775 | — |
| Net Assets, End of Period | $76,062 | $56,466 | $379,283 | $92,775 |
| Undistributed net investment income | $ 285 | $ 60 | $ 1,009 | $ 163 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $10.07 | $0.50 | $ 0.01 | $ 0.51 | $(0.48) | $(0.05) | $(0.53) |
| Year ended 9-30-2017[4] | 10.00 | 0.20 | 0.01 | 0.21 | (0.14) | — | (0.14) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.07 | 0.50 | 0.01 | 0.51 | (0.48) | (0.05) | (0.53) |
| Year ended 9-30-2017[4] | 10.00 | 0.20 | 0.01 | 0.21 | (0.14) | — | (0.14) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.07 | 0.53 | 0.00* | 0.53 | (0.50) | (0.05) | (0.55) |
| Year ended 9-30-2017[4] | 10.00 | 0.22 | 0.00* | 0.22 | (0.15) | — | (0.15) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.07 | 0.53 | 0.00* | 0.53 | (0.50) | (0.05) | (0.55) |
| Year ended 9-30-2017[4] | 10.00 | 0.21 | 0.01 | 0.22 | (0.15) | — | (0.15) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.07 | 0.46 | 0.00* | 0.46 | (0.43) | (0.05) | (0.48) |
| Year ended 9-30-2017[4] | 10.00 | 0.18 | 0.01 | 0.19 | (0.12) | — | (0.12) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $10.05 | 5.21% | $ 3 | 0.90% | 5.04% | 1.30% | 4.64% | 33% |
| Year ended 9-30-2017[4] | 10.07 | 2.15 | 3 | 0.90[5] | 4.51[5] | 1.00[5] | 4.41[5] | 27[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2018 | 10.05 | 5.21 | 1 | 0.90 | 5.04 | 1.26 | 4.68 | 33 |
| Year ended 9-30-2017[4] | 10.07 | 2.15 | 1 | 0.90[5] | 4.51[5] | 0.98[5] | 4.43[5] | 27[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 10.05 | 5.48 | 40 | 0.65 | 5.31 | 1.17 | 4.79 | 33 |
| Year ended 9-30-2017[4] | 10.07 | 2.24 | 15 | 0.65[5] | 4.86[5] | 0.89[5] | 4.62[5] | 27[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 10.05 | 5.48 | 1 | 0.65 | 5.29 | 1.00 | 4.94 | 33 |
| Year ended 9-30-2017[4] | 10.07 | 2.24 | 1 | 0.65[5] | 4.76[5] | 0.74[5] | 4.67[5] | 27[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2018 | 10.05 | 4.70 | 1 | 1.37 | 4.57 | 1.71 | 4.23 | 33 |
| Year ended 9-30-2017[4] | 10.07 | 1.95 | 1 | 1.37[5] | 4.04[5] | 1.46[5] | 3.95[5] | 27[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES MSCI ACWI INDEX FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $10.92 | $ 0.17 | $0.84 | $ 1.01 | $ (0.12) | $—* | $ (0.12) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.86 | 0.95 | (0.03) | — | (0.03) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.92 | 0.19 | 0.84 | 1.03 | (0.14) | —* | (0.14) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.87 | 0.96 | (0.04) | — | (0.04) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.92 | 0.20 | 0.84 | 1.04 | (0.15) | —* | (0.15) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.87 | 0.96 | (0.04) | — | (0.04) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.92 | 0.20 | 0.85 | 1.05 | (0.15) | —* | (0.15) |
| Year ended 9-30-2017[4] | 10.00 | 0.10 | 0.86 | 0.96 | (0.04) | — | (0.04) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.91 | 0.11 | 0.85 | 0.96 | (0.06) | —* | (0.06) |
| Year ended 9-30-2017[4] | 10.00 | 0.06 | 0.86 | 0.92 | (0.01) | — | (0.01) |

\*  *Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.*

(5) *Annualized.*

(6) *Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $ 11.81 | 9.27% | $ 14 | 0.90% | 1.48% | 1.24% | 1.14% | 39% |
| Year ended 9-30-2017[4] | 10.92 | 9.50 | 10 | 0.90[5] | 1.79[5] | 1.31[5] | 1.38[5] | 51[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.81 | 9.53 | 1 | 0.75 | 1.61 | 1.18 | 1.18 | 39 |
| Year ended 9-30-2017[4] | 10.92 | 9.56 | 1 | 0.75[5] | 1.95[5] | 1.28[5] | 1.42[5] | 51[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.81 | 9.64 | 51 | 0.65 | 1.76 | 1.09 | 1.32 | 39 |
| Year ended 9-30-2017[4] | 10.92 | 9.60 | 26 | 0.65[5] | 1.95[5] | 1.18[5] | 1.42[5] | 51[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.82 | 9.64 | 35 | 0.65 | 1.73 | 0.93 | 1.45 | 39 |
| Year ended 9-30-2017[4] | 10.92 | 9.60 | 16 | 0.65[5] | 2.16[5] | 1.04[5] | 1.77[5] | 51[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.81 | 8.84 | 2 | 1.40 | 0.94 | 1.67 | 0.67 | 39 |
| Year ended 9-30-2017[4] | 10.91 | 9.20 | 2 | 1.39[5] | 1.31[5] | 1.77[5] | 0.93[5] | 51[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES RUSSELL 2000 DIVIDEND GROWERS INDEX FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $10.44 | $ 0.16 | $ 0.51 | $0.67 | $ (0.14) | $—* | $ (0.14) |
| Year ended 9-30-2017[4] | 10.00 | 0.07 | 0.39 | 0.46 | (0.02) | — | (0.02) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.44 | 0.17 | 0.51 | 0.68 | (0.15) | —* | (0.15) |
| Year ended 9-30-2017[4] | 10.00 | 0.07 | 0.39 | 0.46 | (0.02) | — | (0.02) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.44 | 0.19 | 0.51 | 0.70 | (0.17) | —* | (0.17) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.37 | 0.46 | (0.02) | — | (0.02) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.44 | 0.20 | 0.50 | 0.70 | (0.17) | —* | (0.17) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.37 | 0.46 | (0.02) | — | (0.02) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.43 | 0.11 | 0.51 | 0.62 | (0.09) | —* | (0.09) |
| Year ended 9-30-2017[4] | 10.00 | 0.05 | 0.38 | 0.43 | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $10.97 | 6.52% | $ 1 | 0.90% | 1.55% | 0.91% | 1.54% | 36% |
| Year ended 9-30-2017[4] | 10.44 | 4.55 | 1 | 0.90[5] | 1.48[5] | 1.05[5] | 1.33[5] | 12[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2018 | 10.97 | 6.64 | 1 | 0.78 | 1.67 | 0.91 | 1.54 | 36 |
| Year ended 9-30-2017[4] | 10.44 | 4.60 | 1 | 0.80[5] | 1.59[5] | 1.03[5] | 1.36[5] | 12[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 10.97 | 6.79 | 97 | 0.65 | 1.82 | 0.83 | 1.64 | 36 |
| Year ended 9-30-2017[4] | 10.44 | 4.65 | 33 | 0.65[5] | 1.98[5] | 0.94[5] | 1.69[5] | 12[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 10.97 | 6.79 | 36 | 0.65 | 1.93 | 0.66 | 1.92 | 36 |
| Year ended 9-30-2017[4] | 10.44 | 4.65 | 3 | 0.65[5] | 2.08[5] | 0.79[5] | 1.94[5] | 12[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2018 | 10.96 | 6.05 | 1 | 1.40 | 1.05 | 1.40 | 1.05 | 36 |
| Year ended 9-30-2017[4] | 10.43 | 4.30 | 1 | 1.39[5] | 0.98[5] | 1.52[5] | 0.85[5] | 12[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES S&P 500 BOND INDEX FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $10.09 | $0.27 | $(0.50) | $(0.23) | $(0.24) | $—* | $(0.24) |
| Year ended 9-30-2017[4] | 10.00 | 0.11 | 0.06 | 0.17 | (0.08) | — | (0.08) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.09 | 0.27 | (0.49) | (0.22) | (0.25) | —* | (0.25) |
| Year ended 9-30-2017[4] | 10.00 | 0.11 | 0.06 | 0.17 | (0.08) | — | (0.08) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.10 | 0.30 | (0.51) | (0.21) | (0.27) | —* | (0.27) |
| Year ended 9-30-2017[4] | 10.00 | 0.12 | 0.07 | 0.19 | (0.09) | — | (0.09) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.10 | 0.29 | (0.50) | (0.21) | (0.27) | —* | (0.27) |
| Year ended 9-30-2017[4] | 10.00 | 0.11 | 0.08 | 0.19 | (0.09) | — | (0.09) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.09 | 0.22 | (0.50) | (0.28) | (0.19) | —* | (0.19) |
| Year ended 9-30-2017[4] | 10.00 | 0.08 | 0.07 | 0.15 | (0.06) | — | (0.06) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $ 9.62 | -2.26% | $ 3 | 0.65% | 2.73% | 0.70% | 2.68% | 79% |
| Year ended 9-30-2017[4] | 10.09 | 1.69 | 3 | 0.65[5] | 2.34[5] | — | — | 45[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.62 | -2.22 | 1 | 0.60 | 2.79 | 0.69 | 2.70 | 79 |
| Year ended 9-30-2017[4] | 10.09 | 1.71 | 1 | 0.60[5] | 2.39[5] | 0.64[5] | 2.35[5] | 45[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.62 | -2.02 | 70 | 0.40 | 3.02 | 0.60 | 2.82 | 79 |
| Year ended 9-30-2017[4] | 10.10 | 1.78 | 34 | 0.40[5] | 2.65[5] | 0.54[5] | 2.51[5] | 45[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.62 | -2.11 | 1 | 0.40 | 2.95 | 0.45 | 2.90 | 79 |
| Year ended 9-30-2017[4] | 10.10 | 1.88 | 17 | 0.34[5] | 2.62[5] | — | — | 45[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2018 | 9.62 | -2.76 | 1 | 1.15 | 2.23 | 1.19 | 2.19 | 79 |
| Year ended 9-30-2017[4] | 10.09 | 1.50 | 1 | 1.13[5] | 1.85[5] | — | — | 45[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES S&P 500 DIVIDEND ARISTOCRATS INDEX FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2018 | $10.62 | $ 0.21 | $ 1.30 | $ 1.51 | $ (0.17) | $—* | $ (0.17) |
| Year ended 9-30-2017[4] | 10.00 | 0.08 | 0.56 | 0.64 | (0.02) | — | (0.02) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.62 | 0.21 | 1.30 | 1.51 | (0.17) | —* | (0.17) |
| Year ended 9-30-2017[4] | 10.00 | 0.08 | 0.56 | 0.64 | (0.02) | — | (0.02) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.62 | 0.24 | 1.30 | 1.54 | (0.20) | —* | (0.20) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.56 | 0.65 | (0.03) | — | (0.03) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.62 | 0.25 | 1.29 | 1.54 | (0.20) | —* | (0.20) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.56 | 0.65 | (0.03) | — | (0.03) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2018 | 10.62 | 0.15 | 1.29 | 1.44 | (0.11) | —* | (0.11) |
| Year ended 9-30-2017[4] | 10.00 | 0.05 | 0.57 | 0.62 | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2018 | $ 11.96 | 14.29% | $ 2 | 0.75% | 1.87% | 0.81% | 1.81% | 27% |
| Year ended 9-30-2017[4] | 10.62 | 6.39 | 1 | 0.75[5] | 1.63[5] | 0.86[5] | 1.52[5] | 4[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.96 | 14.29 | 1 | 0.75 | 1.87 | 0.76 | 1.86 | 27 |
| Year ended 9-30-2017[4] | 10.62 | 6.39 | 1 | 0.75[5] | 1.64[5] | 0.81[5] | 1.58[5] | 4[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.96 | 14.56 | 282 | 0.50 | 2.14 | 0.65 | 1.99 | 27 |
| Year ended 9-30-2017[4] | 10.62 | 6.49 | 87 | 0.50[5] | 1.97[5] | 0.72[5] | 1.75[5] | 4[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.96 | 14.56 | 93 | 0.49 | 2.17 | — | — | 27 |
| Year ended 9-30-2017[4] | 10.62 | 6.49 | 3 | 0.50[5] | 1.89[5] | 0.57[5] | 1.82[5] | 4[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2018 | 11.95 | 13.61 | 1 | 1.26 | 1.35 | — | — | 27 |
| Year ended 9-30-2017[4] | 10.62 | 6.20 | 1 | 1.29[5] | 1.09[5] | 1.35[5] | 1.03[5] | 4[6] |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares MSCI ACWI Index Fund, Ivy ProShares Russell 2000 Dividend Growers Index Fund, Ivy ProShares S&P 500 Bond Index Fund and Ivy ProShares S&P 500 Dividend Aristocrats Index Fund (each, a "Fund") are five series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class E, Class I, Class N and Class R shares. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class I, Class N and Class R shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, E and R have a distribution and service plan. Class I shares and Class N shares are not included in the plan.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

**Foreign Currency Translation.** Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

**Allocation of Income, Expenses, Gains and Losses.** Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

**Income Taxes.** It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

**Segregation and Collateralization.** In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

**Concentration of Market and Credit Risk.** In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

**Custodian Fees.** "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Indemnification.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**New Rule Issuance.** In March 2017, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU"), ASU 2017-08 which provides guidance related to the amortization period for certain purchased callable debt securities held at a premium. The ASU is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Management is currently evaluating the implication of this amendment and its impact to the Funds' financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13 which changes the fair value measurement disclosure requirements of ASC 820. The ASU is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Management is currently evaluating the implication of this amendment and its impact to the Funds' financial statements and related disclosures.

In October 2018, the Securities Exchange Commission ("Commission") adopted amendments to certain disclosure requirements that have become redundant, duplicative, overlapping, outdated, or superseded, in light of other Commission disclosure requirements, U.S. GAAP, or changes in the information environment. We are also referring certain Commission disclosure requirements that overlap with, but require information incremental to, U.S. GAAP to the FASB for potential incorporation into U.S. GAAP. The amendments are intended to facilitate the disclosure of information to investors and simplify compliance without significantly altering the total mix of information provided to investors. The amendments are effective November 2018. Management is currently evaluating the implication of these amendments and their impact to the Funds' financial statements and related disclosures.

**Subsequent Events.** Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued,

pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Corporate Bonds.** The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Derivative Instruments.** Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which values are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, or equity prices.

**Equity Securities.** Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

**Restricted Securities.** Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

**U.S. Government and Agency Securities.** U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2018, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

## 4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

**Futures Contracts.** Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options in futures contracts may also be purchased or sold by a Fund.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash

held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy ProShares Interest Rate Hedged High Yield Index Fund invests in long and/or short positions in futures contracts to economically hedge against changes in interest rates (interest rate risk).

**Collateral and rights of offset.** A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

## Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2018:

| | | Assets | | Liabilities | |
| --- | --- | --- | --- | --- | --- |
| Fund | Type of Risk Exposure | Statement of Assets & Liabilities Location | Value | Statement of Assets & Liabilities Location | Value |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | Interest rate | Unrealized appreciation on futures contracts* | $282 | | $— |

\* The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended September 30, 2018.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2018:

| | | Net realized gain (loss) on: | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Fund | Type of Risk Exposure | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | Interest rate | $— | $— | $658 | $— | $— | $658 |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2018:

| | | Net change in unrealized appreciation (depreciation) on: | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Fund | Type of Risk Exposure | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | Interest rate | $— | $— | $148 | $— | $— | $148 |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended September 30, 2018, the average derivative volume was as follows:

| Fund | Forward foreign currency contracts[1] | Long futures contracts[2] | Short futures contracts[2] | Swap agreements[3] | Purchased options[2] | Written options[2] |
|---|---|---|---|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | $— | $— | $28,619 | $— | $— | $— |

(1) Average absolute value of unrealized appreciation/depreciation during the period.
(2) Average value outstanding during the period.
(3) Average notional amount outstanding during the period.

## 5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
### ($ amounts in thousands unless indicated otherwise)

**Management Fees.** IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

| Fund (M - Millions) | $0 to $1,000M | $1,000 to $2,000M | $2,000 to $5,000M | Over $5,000M |
|---|---|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . | 0.50% | 0.48% | 0.46% | 0.45% |
| Ivy ProShares MSCI ACWI Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.45 | 0.43 | 0.41 | 0.40 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund . . . . . . . . . . . . . . . . . . . . . . . . | 0.40 | 0.38 | 0.36 | 0.35 |
| Ivy ProShares S&P 500 Bond Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.20 | 0.18 | 0.16 | 0.15 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . | 0.35 | 0.33 | 0.31 | 0.30 |

IICO has entered into a Subadvisory Agreement with the following entity on behalf of the Funds:

Under an agreement between IICO and ProShare Advisors LLC ("ProShare Advisors"), ProShare Advisors serves as subadviser to the Funds. The subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

**Independent Trustees and Chief Compliance Officer Fees.** Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

**Accounting Services Fees.** The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

| (M - Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . . . | $0.00 | $11.50 | $23.10 | $35.50 | $48.40 | $63.20 | $82.50 | $96.30 | $121.60 | $148.50 |

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

**Shareholder Servicing. General.** Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily

net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

**Networked accounts.** For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

**Broker accounts.** Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

**Distribution and Service Plan. Class A and Class E Shares.** Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

**Class R Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

**Sales Charges.** As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of certain Class A and Class E shares and is paid to IDI. During the year ended September 30, 2018, IDI received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC | | Commissions Paid[1] |
| --- | --- | --- | --- | --- |
| | | Class A | Class E | |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | $ — | $—* | $— | $ — |
| Ivy ProShares MSCI ACWI Index Fund | 30 | 1 | — | 26 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | —* | — | — | —* |
| Ivy ProShares S&P 500 Bond Index Fund | —* | — | — | —* |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | 1 | — | — | 1 |

*  Not shown due to rounding.
(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

**Expense Reimbursements and/or Waivers.** IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the year ended September 30, 2018 were as follows:

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | All Classes | Contractual | 4-20-2017 | 1-31-2019 | N/A | $ 101[1] | Investment Management Fee |
| | Class A | Contractual | 4-20-2017 | 1-31-2019 | 0.90% | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 4-20-2017 | 1-31-2019 | 0.90% | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-20-2017 | 1-31-2019 | 0.65% | $ 41 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2019 | 0.65% | $ —* | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | Not to exceed Class I | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy ProShares MSCI ACWI Index Fund | All Classes | Contractual | 4-20-2017 | 1-31-2019 | N/A | $230[1] | Investment Management Fee |
| | Class A | Contractual | 4-20-2017 | 1-31-2019 | 0.90% | $ 9 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 4-20-2017 | 1-31-2019 | 0.75% | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-20-2017 | 1-31-2019 | 0.65% | $ 71 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2019 | 0.65% | $ 3 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | All Classes | Contractual | 4-20-2017 | 1-31-2019 | N/A | $ 1[1] | Investment Management Fee |
| | Class A | Contractual | 4-20-2017 | 1-31-2019 | 0.90% | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 4-20-2017 | 7-31-2019 | 0.73%[2] | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-20-2017 | 1-31-2019 | 0.65% | $ 128 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2019 | 0.65% | $ 2 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| Ivy ProShares S&P 500 Bond Index Fund | All Classes | Contractual | 4-20-2017 | 1-31-2019 | N/A | $ 25[1] | Investment Management Fee |
| | Class A | Contractual | 4-20-2017 | 1-31-2019 | 0.65% | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 4-20-2017 | 1-31-2019 | 0.60% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-20-2017 | 1-31-2019 | 0.40% | $ 100 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2019 | 0.40% | $ 2 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | Class A | Contractual | 4-20-2017 | 1-31-2019 | 0.75% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 4-20-2017 | 1-31-2019 | 0.75% | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-20-2017 | 1-31-2019 | 0.50% | $ 308 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2019 | 0.50% | $ — | N/A |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | Not to exceed Class I | $ — | N/A |

*   *Not shown due to rounding.*
(1) *Due to Class A, Class E, Class I and/or Class N contractual expense limits, investment management fees were waived for all share classes.*
(2) *Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 0.80%.*

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2018 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

## 6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund

Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended September 30, 2018.

## 7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2018, were as follows:

|  | Purchases | | Sales | |
|---|---|---|---|---|
|  | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund . . . . . . . . | $— | $ 34,043 | $— | $ 9,219 |
| Ivy ProShares MSCI ACWI Index Fund . . . . . . . . . . . . . . . . . . . . . . . | — | 75,930 | — | 33,220 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund . . . . . . . . . | — | 127,180 | — | 34,158 |
| Ivy ProShares S&P 500 Bond Index Fund . . . . . . . . . . . . . . . . . . . . . | — | 81,610 | — | 58,367 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund . . . . . . . . . . . | — | 337,382 | — | 80,505 |

## 8. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The initial collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities. The collateral is maintained thereafter, at a market value equal to no less than 100% of the current value of the securities on loan. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2018 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2018:

| Fund | Market Value of Securities on Loan | Cash Collateral Received | Non-Cash Collateral Received | Total Collateral Received |
|---|---|---|---|---|
| Ivy ProShares MSCI ACWI Index Fund . . . . | $ 817 | $ 575 | $ 275 | $ 850 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund . . . . . . . . . . . . . . . | 5,848 | 2,087 | 3,903 | 5,990 |
| Ivy ProShares S&P 500 Bond Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . | 297 | 135 | 169 | 304 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund . . . . . . . . . . . . . | 469 | 479 | — | 479 |

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

# 9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy ProShares Interest Rate Hedged High Yield Index Fund | | | | Ivy ProShares MSCI ACWI Index Fund | |
|---|---|---|---|---|---|---|
| | Year ended 9-30-18 | | Period from 4-20-17 (commencement of operations) to 9-30-17 | | Year ended 9-30-18 | |
| | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | |
| Class A | 7 | $ 68 | 300 | $ 3,000 | 420 | $ 4,813 |
| Class E | 3 | 32 | 101 | 1,009 | 12 | 138 |
| Class I | 2,941 | 29,251 | 1,492 | 14,971 | 2,516 | 28,928 |
| Class N | — | — | 100 | 1,000 | 1,990 | 22,724 |
| Class R | — | — | 100 | 1,000 | 199 | 2,260 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | |
| Class A | —* | 1 | — | — | 3 | 41 |
| Class E | —* | 1 | — | — | — | 1 |
| Class I | 84 | 831 | 9 | 88 | 19 | 222 |
| Class N | — | — | — | — | 32 | 366 |
| Class R | — | — | — | — | — | — |
| Shares redeemed: | | | | | | |
| Class A | —* | (1) | — | — | (78) | (891) |
| Class E | (1) | (5) | — | — | (1) | (10) |
| Class I | (531) | (5,286) | (54) | (544) | (620) | (7,180) |
| Class N | — | — | — | — | (612) | (7,076) |
| Class R | — | — | — | — | (201) | (2,268) |
| Net increase | 2,503 | $24,892 | 2,048 | $20,524 | 3,679 | $42,068 |

| | Ivy ProShares MSCI ACWI Index Fund | | Ivy ProShares Russell 2000 Dividend Growers Index Fund | | | |
|---|---|---|---|---|---|---|
| | Period from 4-20-17 (commencement of operations) to 9-30-17 | | Year ended 9-30-18 | | Period from 4-20-17 (commencement of operations) to 9-30-17 | |
| | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | |
| Class A | 885 | $ 8,924 | 12 | $ 133 | 123 | $ 1,227 |
| Class E | 101 | 1,017 | 9 | 89 | 81 | 808 |
| Class I | 2,423 | 25,017 | 7,568 | 78,680 | 3,238 | 32,707 |
| Class N | 1,495 | 16,203 | 3,536 | 37,129 | 283 | 2,860 |
| Class R | 200 | 2,000 | — | — | 80 | 800 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | |
| Class A | —* | 3 | —* | 1 | — | — |
| Class E | — | — | —* | 1 | — | — |
| Class I | 3 | 30 | 70 | 746 | 4 | 38 |
| Class N | — | — | 39 | 407 | — | — |
| Class R | — | — | — | — | — | — |
| Shares redeemed: | | | | | | |
| Class A | (14) | (152) | (1) | (12) | (2) | (16) |
| Class E | — | — | (3) | (32) | — | — |
| Class I | (47) | (506) | (1,949) | (20,718) | (108) | (1,088) |
| Class N | (11) | (121) | (557) | (5,884) | (2) | (16) |
| Class R | — | — | — | — | — | — |
| Net increase | 5,035 | $ 52,415 | 8,724 | $90,540 | 3,697 | $37,320 |

\* Not shown due to rounding.

| | Ivy ProShares S&P 500 Bond Index Fund | | | | Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | |
| | Year ended 9-30-18 | | Period from 4-20-17 (commencement of operations) to 9-30-17 | | Year ended 9-30-18 | |
| | Shares | Value | Shares | Value | Shares | Value |
|---|---|---|---|---|---|---|
| Shares issued from sale of shares: | | | | | | |
| Class A | 5 | $ 49 | 303 | $ 3,035 | 81 | $ 909 |
| Class E | 14 | 133 | 108 | 1,083 | 42 | 465 |
| Class I | 5,341 | 52,685 | 3,514 | 35,371 | 19,803 | 222,882 |
| Class N | 257 | 2,508 | 1,664 | 16,776 | 10,607 | 115,896 |
| Class R | — | — | 100 | 1,000 | — | — |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | |
| Class A | — | — | — | — | 1 | 6 |
| Class E | —* | 3 | — | — | —* | 5 |
| Class I | 114 | 1,108 | 12 | 118 | 243 | 2,799 |
| Class N | 29 | 289 | — | — | 147 | 1,685 |
| Class R | — | — | — | — | — | — |
| Shares redeemed: | | | | | | |
| Class A | (3) | (34) | (3) | (34) | (36) | (398) |
| Class E | (2) | (16) | — | — | (5) | (54) |
| Class I | (1,607) | (15,634) | (93) | (936) | (4,686) | (53,869) |
| Class N | (1,838) | (17,940) | (12) | (121) | (3,220) | (37,326) |
| Class R | — | — | — | — | — | — |
| Net increase | 2,310 | $ 23,151 | 5,593 | $56,292 | 22,977 | $253,000 |

| | Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | |
| | Period from 4-20-17 (commencement of operations) to 9-30-17 | |
| | Shares | Value |
|---|---|---|
| Shares issued from sale of shares: | | |
| Class A | 128 | $ 1,278 |
| Class E | 83 | 832 |
| Class I | 8,551 | 88,333 |
| Class N | 276 | 2,861 |
| Class R | 80 | 800 |
| Shares issued in reinvestment of distributions to shareholders: | | |
| Class A | — | — |
| Class E | — | — |
| Class I | 13 | 132 |
| Class N | — | — |
| Class R | — | — |
| Shares redeemed: | | |
| Class A | (3) | (28) |
| Class E | — | — |
| Class I | (392) | (4,056) |
| Class N | (2) | (16) |
| Class R | — | — |
| Net increase | 8,734 | $90,136 |

* Not shown due to rounding.

## 10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2018 and the related unrealized appreciation (depreciation) were as follows:

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund .............. | $ 44,841 | $ 335 | $ 774 | $ (439) |
| Ivy ProShares MSCI ACWI Index Fund ............................... | 95,623 | 11,895 | 3,839 | 8,056 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund .............. | 130,659 | 10,497 | 3,124 | 7,373 |
| Ivy ProShares S&P 500 Bond Index Fund .......................... | 78,026 | 42 | 2,378 | (2,336) |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund ................ | 346,518 | 39,183 | 6,727 | 32,456 |

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended September 30, 2018 and the post-October and late-year ordinary activity were as follows:

| Fund | Undistributed Ordinary Income | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund ......... | $ 377 | $392 | $— | $ — | $— |
| Ivy ProShares MSCI ACWI Index Fund ........................ | 500 | — | — | 75 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund ......... | 1,069 | — | — | — | — |
| Ivy ProShares S&P 500 Bond Index Fund ...................... | 286 | — | — | — | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund ........... | 3,700 | — | — | — | — |

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2018 and 2017 were as follows:

| Fund | September 30, 2018 | | September 30, 2017 | |
|---|---|---|---|---|
| | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund .................. | $ 1,481 | $55 | $247 | $— |
| Ivy ProShares MSCI ACWI Index Fund .................................... | 1,082 | — | 124 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund .................. | 1,629 | 4 | 73 | — |
| Ivy ProShares S&P 500 Bond Index Fund ............................... | 2,056 | — | 232 | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund ................... | 5,654 | — | 216 | — |

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of September 30, 2018, the capital loss carryovers were as follows:

| Fund | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund ........................................... | $ — | $ — |
| Ivy ProShares MSCI ACWI Index Fund ............................................................ | — | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund ........................................... | — | — |
| Ivy ProShares S&P 500 Bond Index Fund ......................................................... | 1,187 | 138 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund ............................................ | — | — |

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and start-up costs. At September 30, 2018, the following reclassifications were made:

| Fund | Undistributed Net Investment Income | Accumulated Net Realized Gain | Paid-In Capital |
| --- | --- | --- | --- |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | $ 2 | $ — | $(2) |
| Ivy ProShares MSCI ACWI Index Fund | (20) | 22 | (2) |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | 2 | — | (2) |
| Ivy ProShares S&P 500 Bond Index Fund | 1 | 1 | (2) |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | 3 | — | (3) |

To the Shareholders and Board of Trustees of Ivy Funds:

## Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares MSCI ACWI Index Fund, Ivy ProShares Russell 2000 Dividend Growers Index Fund, Ivy ProShares S&P 500 Bond Index Fund, and Ivy ProShares S&P 500 Dividend Aristocrats Index Fund (the "Funds"), five of the series constituting the Ivy Funds, including the schedules of investments, as of September 30, 2018, the related statements of operations for the year then ended, the statements of changes in net assets and financial highlights for the year ended September 30, 2018 and for the period from April 20, 2017 (commencement of operations) through September 30, 2017, and the related notes.

In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds as of September 30, 2018, and the results of their operations for the year then ended, and the changes in their net assets and the financial highlights for the year ended September 30, 2018 and for the period from April 20, 2017 (commencement of operations) through September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 2018, by correspondence with the custodian and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

*Deloitte & Touche LLP*

Kansas City, Missouri
November 20, 2018

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2018:

| | Dividends Received Deduction for Corporations | Qualified Dividend Income for Individuals |
|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | $ — | $ — |
| Ivy ProShares MSCI ACWI Index Fund | 567,563 | 1,082,228 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | 1,320,232 | 1,318,361 |
| Ivy ProShares S&P 500 Bond Index Fund | — | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | 4,600,971 | 4,737,068 |

The Funds hereby designate the following amounts as distributions of long-term capital gains:

| | |
|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | $54,768 |
| Ivy ProShares MSCI ACWI Index Fund | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | 4,092 |
| Ivy ProShares S&P 500 Bond Index Fund | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | — |

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

(UNAUDITED)

The Trust is governed by the Board of Trustees (the "Board"). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Independent Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Trust is part of the Fund Complex, which is comprised of the 50 portfolios within the Trust, 29 portfolios within the Ivy Variable Insurance Portfolios (Ivy VIP), Ivy High Income Opportunities Fund (a closed-end fund) (IVH), 3 funds within the Ivy NextShares and 6 portfolios within the InvestEd Portfolios. Each member of the Board also is a member of the Board of Trustees of each of the other trusts within the Fund Complex.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Investments website, www.ivyinvestments.com.

**Independent Trustees**

The following table provides information regarding each Independent Trustee.

| Name, Address and Year of Birth | Position Held with the Trust | Trustee Since | Principal Occupation(s) During Past 5 Years | Number of Funds in Fund Complex Overseen | Other Directorships Held During Past 5 Years |
|---|---|---|---|---|---|
| Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940 | Trustee | 2002 | President, Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present); Chairman of the Board, Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present) | 89 | Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007-2011); Trustee and Governance Committee Member, Kansas State University Foundation (Education) (1981 to present); Director, Kansas Bioscience Authority (2009-2016); Committee Member, Kansas Foundation for Medical Care (2001-2011); Trustee, Waddell & Reed Advisors Funds (2007-2018); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen); Trustee, Ivy NextShares (2016 to present) (3 portfolios overseen); Trustee, Ivy VIP (2007 to present) (29 portfolios overseen); Trustee, InvestEd Portfolios (2007 to present) (6 portfolios overseen) |

| Name, Address and Year of Birth | Position Held with the Trust | Trustee Since | Principal Occupation(s) During Past 5 Years | Number of Funds in Fund Complex Overseen | Other Directorships Held During Past 5 Years |
|---|---|---|---|---|---|
| Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967 | Trustee<br><br>Independent Chairman | 1998<br><br>2006 | Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present) | 89 | Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, Waddell & Reed Advisors Funds (Independent Chairman: 2015-2018; Trustee: 1998 to 2018); Independent Chairman and Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen); Independent Chairman and Trustee, Ivy NextShares, (2016 to present) (3 portfolios overseen); Independent Chairman and Trustee, Ivy VIP, (Independent Chairman: 2015 to present); Trustee: 1998 to present) (29 portfolios overseen); Independent Chairman and Trustee, InvestEd Portfolios (Independent Chairman: 2015 to present; Trustee: 2001 to present) (6 portfolios overseen) |

| Name, Address and Year of Birth | Position Held with the Trust | Trustee Since | Principal Occupation(s) During Past 5 Years | Number of Funds in Fund Complex Overseen | Other Directorships Held During Past 5 Years |
|---|---|---|---|---|---|
| Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951 | Trustee | 2002 | Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989) | 89 | Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, Waddell & Reed Advisors Funds (2017-2018); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen); Trustee, Ivy NextShares (2016 to present) (3 portfolios overseen); Trustee, Ivy VIP (2017 to present) (29 portfolios overseen); Trustee, InvestEd Portfolios (2017 to present) (6 portfolios overseen) |
| Frank J. Ross, Jr. Polsinelli PC 700 West 47th Street, Suite 1000 Kansas City, MO 64112 1953 | Trustee | 2017 | Shareholder/Director, Polsinelli PC (law firm) (1980 to present) | 89 | Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009); Trustee, Waddell & Reed Advisors Funds (1996-2018); Trustee, Ivy High Income Opportunities Fund (2017 to present) (1 portfolio overseen); Trustee, Ivy NextShares (2017 to present) (3 portfolios overseen); Trustee, Ivy VIP (1996 to present) (29 portfolios overseen); Trustee, InvestEd Portfolios (2001 to present) (6 portfolios overseen) |

## Interested Trustee

Mr. Herrmann is "interested" by virtue of his former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

| Name, Address and Year of Birth | Position(s) Held with the Trust | Trustee/Officer Since | Principal Occupation(s) During Past 5 Years | Number of Funds in Fund Complex Overseen | Other Directorships Held |
|---|---|---|---|---|---|
| Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942 | Trustee | 1998 | Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016). | 89 | Director, WDR, (1998 to present); Director, IICO (2002-2016) ; Director, WRIMCO (1991-2016) ; Director, WISC (2001-2016) ; Director, W&R Capital Management Group, Inc. (2008-2016) ; Director, WRI (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, Waddell & Reed Advisors Funds (1998 to 2018); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen); Trustee, Ivy NextShares (2016 to present) (3 portfolios overseen);Trustee, Ivy VIP (1998 to present) (29 portfolios overseen); Trustee, InvestEd Portfolios (2001 to present) (6 portfolios overseen) |

## Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

| Name, Address and Year of Birth | Position(s) Held with the Trust and Fund Complex | Officer of Trust Since | Officer of Fund Complex Since* | Principal Occupation(s) During Past 5 Years |
|---|---|---|---|---|
| Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980 | Secretary | 2017 | 2017 | Senior Vice President and Associate General Counsel of Waddell & Reed and Ivy Distributors, Inc. ("IDI") (2018 to present); Secretary for each of the funds in the Fund Complex (2017 to present) |
| Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969 | Vice President | 2008 | 2006 | Vice President of Waddell & Reed Services Company ("WRSCO") (2007 to present); Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Funds Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006) |
| | Treasurer | 2008 | 2006 | |
| | Principal Financial Officer | 2008 | 2007 | |

| Name, Address and Year of Birth | Position(s) Held with the Trust and Fund Complex | Officer of Trust Since | Officer of Fund Complex Since* | Principal Occupation(s) During Past 5 Years |
|---|---|---|---|---|
| Philip J. Sanders** 6300 Lamar Avenue Overland Park, KS 66202 1959 | President | 2016 | 2006 | CEO, WDR (2016 to present); Chief Investment Officer, WDR (2011 to present); Chief Investment Officer, IICO and WRIMCO (2010 to present); President, CEO and Chairman, IICO and WRIMCO (2016 to present); President of each of the funds in the Funds Complex (2016 to present) |
| Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968 | Vice President | 2008 | 2006 | Chief Compliance Officer (2004 to present); Vice President of WRIMCO and IICO (2006 to present); Vice President of each of the funds in the Fund Complex (2006 to present) |
| | Chief Compliance Officer | 2008 | 2004 | |
| Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969 | Assistant Secretary | 2012 | 2012 | Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Senior Vice President, Waddell & Reed and IDI (2017 to present); Vice President of Waddell & Reed and IDI (2010-2016) |
| John E. Sundeen, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1960 | Vice President | 2008 | 2006 | Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO and WRIMCO (2004 to present); Executive Vice President of WRSCO (2016 to present) |

\* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

\*\* Mr. Sanders was Vice President of the Trust since 2006, and of the Fund Complex since 1998, until his appointment as President in August 2016.

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 14th and 15th, 2018, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund);

- I.G. International Management Limited (with respect to Ivy IG International Small Cap Fund);

- LaSalle Investment Management Securities, LLC (with respect to Ivy LaSalle Global Real Estate Fund, Ivy LaSalle Global Risk-Managed Real Estate Fund and Ivy Apollo Multi-Asset Income Fund);

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) PTE Ltd. (with respect to Ivy Pictet Emerging Markets Local Currency Debt Fund);

- Pictet Asset Management Limited and Pictet Asset Management SA (with respect to Ivy Pictet Targeted Return Bond Fund);

- PineBridge Investments, LLC (with respect to Ivy PineBridge High Yield Fund);

- ProShare Advisors, LLC (with respect to Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Ivy ProShares Russell 2000 Dividend Growers Index Fund, Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares S&P 500 Bond Index Fund and Ivy ProShares MSCI ACWI Index Fund); and

- Securian Asset Management, Inc. (with respect to Ivy Securian Core Bond Fund and Ivy Securian Real Estate Securities Fund).

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge") an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2018. They further reviewed these materials extensively among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 14-15, 2018 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

## Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO has been undertaking for itself, the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the fund complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

## Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company, an affiliate of IICO, provides the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

## Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen, although the Board took into account that the overall assets of the Funds have fallen during the prior year. Additionally, in that regard, the Board considered the significant number of initiatives that IICO is undertaking to seek to rationalize the fund complex, reduce expenses and enhance performance.

## Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

## Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

## Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2018, approximately 15% of the Funds were in the top quartile of performance and 33% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 49% of the Funds were in the top two quartiles in the one-year period, and that 31% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, and an effective trading infrastructure.

The report further indicated that total expenses of the Funds, on average, were 4% below the average total expenses of their respective Broadridge Expense Group peers and flat compared to the average total expenses for their Broadridge Expense Universes. The management fees for the Funds were 4% over the average management fees of their respective Broadridge Expense Group peers and 6% over the average management fees for their Broadridge Expense Universes.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow through management fee breakpoints, decline in transfer agency expenses, decline in custody contract rates and declines in other non-management expenses.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable. Finally, the report noted that IICO has continued to invest in AUM growth, which is designed to help drive down fund expenses and attract top investment management talent, as well as in fund mergers, which could help drive down expenses, both of which can benefit the Funds' investors.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers, and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

## Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Distributors, Inc. ("IDI").

## Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to affect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

## Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

## Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

(UNAUDITED)

**Proxy Voting Guidelines**

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

**Proxy Voting Records**

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

# QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

# HOUSEHOLDING NOTICE

IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

# TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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# THE IVY FUNDS FAMILY

## Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

## Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy IG International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

## Index Funds

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares MSCI ACWI Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

## Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy LaSalle Global Risk-Managed Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

## Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

## Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

**1.800.777.6472**

**Visit us online at www.ivyinvestments.com**

**The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.**

**Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.**